UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 25, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

EXHIBIT 1 TO THIS FORM 6-K COMPRISES EXCERPTS TAKEN DIRECTLY FROM INFORMATION PREPARED BY ING U.S., INC., A WHOLLY OWNED INDIRECT SUBSIDIARY OF ING GROEP N.V., IN CONNECTION WITH AN ING U.S., INC. DEBT FINANCING AND FURNISHED TO PROSPECTIVE INVESTORS IN SUCH FINANCING ON OR ABOUT JUNE 25, 2012. SUCH EXCERPTS WERE PREPARED FOR PURPOSES OF SUCH DEBT FINANCING ONLY AND WERE NOT PREPARED, AND HAVE NOT BEEN UPDATED OR MODIFIED, FOR DISSEMINATION BY ING GROEP N.V.  IN PARTICULAR, THE FINANCIAL INFORMATION OF ING U.S., INC. INCLUDED THEREIN HAS BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (“U.S. GAAP”). THESE ARE DIFFERENT FROM INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ADOPTED BY THE EUROPEAN UNION, USED BY ING GROEP N.V.  ANY FORWARD LOOKING STATEMENTS INCLUDED IN SUCH INFORMATION ARE BASED UPON NUMEROUS ASSUMPTIONS AND SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE FORM 20-F FILED BY ING GROEP N.V. AND ITS OTHER FILINGS WITH THE COMMISSION, SO THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTEMPLATED OR DESCRIBED IN SUCH INFORMATION. ING GROEP N.V. DOES NOT INTEND, AND ASSUMES NO OBLIGATION, TO UPDATE THE CONTENTS OF EXHIBIT 1. NOTHING IN THIS FORM 6-K SHOULD BE CONSTRUED TO CONSTITUTE ANY OFFER, OR THE SOLICITATION OF ANY OFFER, TO PARTICIPATE IN THE ING U.S., INC. DEBT FINANCING FOR WHICH THE ATTACHED INFORMATION WAS PREPARED. SUCH FINANCING WILL NOT BE REGISTERED WITH THE COMMISSION OR CONDUCTED IN A MANNER THAT WILL NOT BE EXEMPT FROM SUCH REGISTRATION.

This Report contains a copy of the following:

Exhibit 1. Excerpts from information prepared and furnished by ING U.S., Inc. in connection with a debt financing transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.

(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld

General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen

Head Legal Department

Dated: June 25, 2012

Exhibit 1

Exhibit 1

Excerpts from information prepared and furnished by ING U.S., Inc. in connection with a debt financing transaction.

RISK FACTORS

You should carefully consider the following risks and other information in this offering memorandum, including our consolidated financial statements and related notes, before you decide to invest in the notes. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. Certain risks also apply to third party service providers including those with which we have entered into outsourcing arrangements. If any of these risks actually occur, our business, results of operations, financial condition and liquidity could be materially and adversely affected, and you could lose part or all of your investment in the notes.

Risks Related to Our Business – General

Continued difficult conditions in the global capital markets and the economy generally have affected and may continue to affect our business and results of operations.

Our business and results of operations are materially affected by conditions in the global capital markets and the economy generally. Concerns over the slow economic recovery, the level of U.S. national debt, the European sovereign debt crisis, the ability of certain countries to remain in the euro zone, unemployment, the availability and cost of credit, the U.S. housing market, inflation levels, energy costs and geopolitical issues have contributed to increased volatility and diminished expectations for the economy and the markets. In 2011, S&P lowered its long term sovereign credit rating on the United States from AAA to AA+. In addition, significant concerns regarding the sovereign debt of Greece, Ireland, Portugal, Spain and Italy, as well as certain other countries, are ongoing and in some cases have required countries to obtain emergency financing. If these or other countries require additional financial support or if sovereign credit ratings continue to decline, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the event of any default or similar event with respect to a sovereign issuer, some financial institutions may suffer significant losses for which they would require additional capital, which may not be available. These factors, combined with volatile oil prices, reduced business and consumer confidence and continued high unemployment, have negatively impacted the U.S. economy. Our results of operations, investment portfolio and assets under management are exposed to these risks and may be adversely affected as a result. In addition, in the event of extreme prolonged market events, such as the recent global credit crisis, we could incur significant losses.

Even in the absence of a market downturn, our insurance, annuity, retirement and investment products, as well as our investment returns and our access to and cost of financing, are sensitive to equity, fixed income, real estate and other market fluctuations and general economic and political conditions. These fluctuations and conditions could materially and adversely affect our results of operations, financial condition and liquidity, including in the following respects:

•

We provide a number of insurance, annuity, retirement and investment products that expose us to risks associated with fluctuations in interest rates, market indices, securities prices, default rates, the value of real estate assets, currency exchange rates and credit spreads. The profitability of many of our insurance, annuity, retirement and investment products depends in part on the value of the general accounts and separate accounts supporting them, which may fluctuate substantially depending on the foregoing conditions.

•

Volatility or downturns in the equity markets can cause a reduction in fee income we earn from managing investment portfolios for third parties and fee income on certain insurance, annuity, retirement and investment products. Because these products and services generate fees related primarily to the value of assets under management, a decline in the equity markets could reduce our revenues because of the reduction in the value of the investments we manage.

•

A change in market conditions, including prolonged periods of high or low inflation or interest rates, could cause a change in consumer sentiment and adversely affect sales and could cause the actual persistency of these products to vary from their anticipated persistency (lapses) and adversely affect profitability. Changing economic conditions or adverse public perception of financial institutions can influence customer behavior, which can result in, among other things, an increase or decrease in claims, lapses, withdrawals, deposits or surrenders in certain products, any of which could adversely affect profitability.

•

An equity market decline or decreases in prevailing interest rates could result in the value of guaranteed minimum benefits contained in certain of our life insurance, annuity and retirement products being higher than current account values or higher than anticipated in our pricing assumptions, requiring us to materially increase reserves for such products, and may result in a decrease in customer lapses, thereby increasing the cost to us.

•

Reductions in employment levels of our existing employer customers may result in a reduction in underlying employee participation levels, contributions, deposits and premium income for certain of our retirement products. Participants within the retirement plans for which we provide certain services may elect to effect withdrawals from these plans, or reduce or stop their payroll deferrals to these plans, which would reduce assets under management or administration and our revenues.

•

We have significant investment and derivative portfolios that include, among other investments, corporate and asset-backed securities, equities and commercial mortgages. Economic conditions as well as adverse capital market and credit conditions, interest rate changes, changes in mortgage prepayment behavior, or declines in the value of underlying collateral will impact the credit quality, liquidity and value of our investment and derivative portfolios, potentially resulting in higher capital charges and unrealized or realized losses and decreased investment income. The value of our investments and derivative portfolios may also be impacted by reductions in price transparency, changes in the assumptions or methodology we use to estimate fair value and changes in investor confidence or preferences, which could potentially result in higher realized or unrealized losses and have a material adverse effect on our results of operations or financial condition. Market volatility may also make it difficult to value certain of our securities if trading becomes less frequent.

•

Market conditions determine the availability and cost of the reinsurance protection we purchase and may result in additional expenses for reinsurance or an inability to obtain sufficient reinsurance on acceptable terms, which could adversely affect the profitability of future business and the availability of capital to support new sales.

•

Hedging instruments we use to manage product and other risks might not perform as intended or expected, which could result in higher realized losses and unanticipated cash needs to collateralize or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered in the pricing of the underlying products being hedged. In addition, hedging counterparties may fail to perform their obligations resulting in unhedged exposures and losses on positions that are not collateralized.

•

Regardless of market conditions, certain investments we hold, including privately placed fixed income investments, investments in private equity funds and commercial mortgages, are relatively illiquid. If we need to sell these investments, we may have difficulty selling them in a timely manner or at a price equal to what we could otherwise realize by holding the investment to maturity.

•

We are also exposed to interest rate and equity risk based upon the discount rate and expected long-term rate of return assumptions associated with our pension and other retirement benefit obligations. Sustained declines in long-term interest rates or equity returns could have a negative effect on the funded status of these plans.

•

Fluctuations in our operating results and our investment portfolio may impact our tax profile, our ability to optimally utilize tax attributes and our deferred income tax assets. For example, the Company will most likely be in an alternative minimum tax position beginning in 2012 and going forward which may impact cash flows available to service debt. See “—Our ability to use beneficial U.S. tax attributes may be subject to limitations.”

•

A default by any financial institution, including sovereigns, could lead to defaults by other institutions. The failure of a sufficiently large and influential institution could disrupt securities markets or clearance and settlement systems and lead to a chain of defaults, because the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Even the perceived lack of creditworthiness of a counterparty may lead to market-wide liquidity problems and losses or defaults by us or by other institutions. This risk is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with whom we interact on a daily basis. Systemic risk could have a material adverse effect on our ability to raise new funding and on our business, results of operations, financial condition, liquidity and/or business prospects. In addition, such a failure could impact future product sales as a potential result of reduced confidence in the financial services industry.

•

Widening credit spreads, if not offset by declines in the risk-free interest rate, would also cause the total interest rate payable on newly issued securities to increase, and thus would have the same effect as an increase in underlying interest rates with respect to the valuation of our current portfolio.

Continuing market turmoil has resulted in, and may continue to raise the possibility of, legislative, regulatory and governmental actions. We cannot predict whether or when such actions may occur, or what impact, if any, such actions could have on our business, results of operations and financial condition.

Adverse capital and credit market conditions may impact our ability to access liquidity and capital, as well as the cost of credit and capital.

Adverse capital market conditions may affect the availability and cost of borrowed funds, thereby impacting our ability to support or grow our businesses. We need liquidity to pay our operating expenses, interest on our debt and dividends on our capital stock, maintain our securities lending activities and replace certain maturing liabilities. Without sufficient liquidity, we will be forced to curtail our operations and our business will suffer. As a holding company with no direct operations, our principal assets are the capital stock of our subsidiaries. Payments of dividends and advances or repayment of funds to us by our insurance subsidiaries are restricted by the applicable laws and regulations of their respective jurisdictions, including laws establishing minimum solvency and liquidity thresholds. See “Risks Related to the Notes—The ability of our insurance subsidiaries to pay dividends to ING U.S., Inc. and Lion Holdings is further limited by state insurance laws.”

For our insurance and other subsidiaries, the principal sources of liquidity are insurance premiums and fees, annuity deposits and cash flow from investments and assets. At the holding company level, sources of liquidity in normal markets also include a variety of short-term liquid investments and short- and long-term instruments, including credit facilities, commercial paper, equity securities and medium- and long-term debt.

In the event current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects. Similarly, our access to funds may be limited if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, there is a risk that we may not be able to successfully obtain additional financing on favorable terms, or at all. Any actions we might take to access financing may cause rating agencies to reevaluate our ratings.

Disruptions, uncertainty or volatility in the capital and credit markets, such as that experienced over the past few years, may also limit our access to capital. Such market conditions may in the future limit our ability to raise additional capital to support business growth, or to counter-balance the consequences of losses or increased regulatory capital requirements. This could force us to (1) delay raising capital, (2) reduce, cancel or postpone interest payments on our debt, include the notes, (3) issue capital of different types or under different terms than we would otherwise or (4) incur a higher cost of capital than in a more stable market environment. This would have the potential to decrease both our profitability and our financial flexibility. Our results of operations, financial condition, liquidity and statutory capital position could be materially and adversely affected by disruptions in the financial markets.

Interest rate volatility may adversely affect our profitability.

Changes in prevailing interest rates may negatively affect our business including the level of net interest margin we earn. In a period of changing interest rates, interest expense may increase and interest credited to policyholders may change at different rates than the interest earned on assets. Accordingly, changes in interest rates could decrease net interest margin. Changes in interest rates may negatively affect the value of our assets and our ability to realize gains or avoid losses from the sale of those assets, all of which also ultimately affect earnings. In addition, our insurance and annuity products and certain of our retirement and investment products are sensitive to inflation rate fluctuations. A sustained increase in the inflation rate in our principal markets may also negatively affect our business, financial condition and results of operation. For example, a sustained increase in the inflation rate may result in an increase in nominal market interest rates. A failure to accurately anticipate higher inflation and factor it into our product pricing assumptions may result in mispricing of our products, which could materially and adversely impact our results of operations.

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive to consumers due to minimum guarantees that are frequently mandated by regulators, resulting in increased premium payments on products with flexible premium features and a higher percentage of insurance and annuity contracts remaining in force from year-to-year than we anticipated in our pricing, potentially resulting in greater claims costs than we expected and asset liability cash flow mismatches. A decrease in interest rates may also require additional provisions for guarantees included in life insurance and annuity contracts, as the guarantees become more valuable to policyholders. During a period of decreasing interest rates, our investment earnings may decrease because the interest earnings on our recently purchased fixed income investments will likely have declined in parallel with market interest rates. In addition, a prolonged low interest rate period may result in higher costs for certain derivative instruments that may be used to hedge certain of our product risks. Residential mortgage-backed securities (“RMBS”) and callable fixed income securities in our investment portfolios will be more likely to be prepaid or redeemed as borrowers seek to borrow at lower interest rates. Consequently, we may be required to reinvest the proceeds in securities bearing lower interest rates. Accordingly, during periods of declining interest rates, our profitability may suffer as the result of a decrease in the spread between interest rates credited to policyholders and contract owners and returns on our investment portfolios. An extended period of declining interest rates may also cause us to change our long-term view of the interest rates that we can earn on our investments. Such a change in our view would cause us to change the long-term interest rate that we assume in our calculation of insurance assets and liabilities under U.S. generally accepted accounting principles (“GAAP”). This revision would result in increased reserves, accelerated amortization of DAC and other unfavorable consequences. In addition, certain statutory capital and reserve requirements are based on formulas or models that consider interest rates, and an extended period of low interest rates may increase the statutory capital we are required to hold and the amount of assets we must maintain to support statutory reserves.

Conversely, in periods of rapidly increasing interest rates, policy loans, withdrawals and/or surrenders of life insurance and annuity contracts and certain GICs may increase as policyholders choose to seek higher investment returns. Obtaining cash to satisfy these obligations may require us to liquidate fixed income investments at a time when market prices for those assets are depressed because of increases in interest rates. This may result in realized investment losses. Regardless of whether we realize an investment loss, such cash payments would result in a decrease in total invested assets and may decrease our net income (loss) and capitalization levels. Premature withdrawals may also cause us to accelerate amortization of DAC, which would also reduce our net income. An increase in market interest rates could also have a material adverse effect on the value of our investment portfolio by, for example, decreasing the estimated fair values of the fixed income securities within our investment portfolio. An increase in market interest rates could also create a significant collateral posting requirement associated with our interest rate hedge programs, which could materially and adversely affect liquidity. In addition, an increase in market interest rates could require us to pay higher interest rates on debt securities we may issue in the financial markets from time to time to finance our operations, which would increase our interest expenses and reduce our results of operations. Lastly, an increase in interest rates could result in decreased fee income associated with a decline in the value of variable annuity account balances invested in fixed income funds.

A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and adversely affect our results of operations and financial condition.

Ratings are important to our business. Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. Our credit ratings are important to our ability to raise capital through the issuance of debt and to the cost of such financing. Financial strength ratings, which are sometimes referred to as “claims-paying” ratings, represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under an insurance policy. Financial strength ratings are important factors affecting public confidence in insurers, including our insurance company subsidiaries. The financial strength ratings of our insurance subsidiaries are important to our ability to sell our products and services to our customers. Ratings are not recommendations to buy our securities. Each of the rating agencies reviews its ratings periodically, and our current ratings may not be maintained in the future.

Our ratings could be downgraded at any time and without notice by any rating agency. For example, in December 2011, both S&P and Moody’s downgraded the financial strength ratings of our insurance companies as a result of the announcement by ING Group regarding the financial impact of the change in policyholder behavior assumptions in our Closed Block Variable Annuity segment, which resulted in a charge of €1.1 billion against the results of that segment, as reflected in ING Group’s 2011 financial statements reported under International Financial Reporting Standards (“IFRS”). For a description of material rating actions that have occurred from the beginning of 2011 through the date of this filing, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Ratings.”

In addition, our ratings are implicitly supported by the credit ratings of our indirect parent companies, ING V and ING Group. A downgrade of the credit ratings of these entities could result in downgrades of our own credit and financial strength ratings. We received explicit guarantees of our commercial paper program and certain credit facilities from ING V. A downgrade of the credit rating of ING V could impact our ability to issue commercial paper or increase the amount of collateral that we are required to provide under these credit facilities. In addition, ING Bank N.V. (“ING Bank”) provides certain letter of credit facilities to the Company, including without limitation, the contingent capital letter of credit. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Letter of Credit Facilities and Subsidiary Credit Support Arrangements—Reinsurance Subsidiaries – Standalone Credit Facilities.” A significant downgrade of ING Bank could negatively impact our ability to utilize these facilities as reinsurance collateral. On June 15, 2012, Moody’s downgraded the long-term debt ratings of ING Group from A1 to A3 with negative outlook and ING Bank from Aa3 to A2 with negative outlook. At the same time, Moody’s took negative ratings actions with respect to a number of European-based banking organizations. For information on additional collateral requirements in case of a downgrade of our or ING V’s ratings, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Ratings—Potential Impact of a Ratings Downgrade.”

A downgrade of the financial strength rating of one of our principal insurance subsidiaries could affect our competitive position by making it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings. This could lead to a decrease in assets under management and result in lower fee income. Furthermore, sales of assets to meet customer withdrawal demands could also result in losses, depending on market conditions. In addition, a downgrade in either our financial strength or credit ratings could potentially, among other things, increase our borrowing costs and make it more difficult to access financing; adversely affect access to the commercial paper market or the availability of letters of credit and other financial guarantees; result in additional collateral requirements, or other required payments or termination rights under derivative contracts or other agreements; and/or impair, or cause the termination of, our relationships with creditors, broker-dealers, distributors, reinsurers or trading counterparties, which could potentially negatively affect our profitability, liquidity and/or capital. In addition, we use assumptions of market participants in estimating the fair value of our liabilities, including insurance liabilities that are classified as embedded derivatives under GAAP. These assumptions include our non-performance risk, including our own credit risk, which we currently estimate using the credit spreads of the public debt of ING V. Subsequent to the issuance of the notes, we may use the credit spreads of the notes to estimate our own credit risk. Therefore, changes in our credit or financial strength ratings may affect the fair value of our liabilities.

As rating agencies continue to evaluate the financial services industry, it is possible that rating agencies will heighten the level of scrutiny that they apply to financial institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate and potentially adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. It is possible that the outcome of any such review of us would have additional adverse ratings consequences, which could have a material adverse effect on our results of operations, financial condition and liquidity. We may need to take actions in response to changing standards or capital requirements set by any of the rating agencies which could cause our business and operations to suffer. We cannot predict what additional actions rating agencies may take, or what actions we may take in response to the actions of rating agencies.

Because we operate in highly competitive markets, we may not be able to increase or maintain our market share, which may have an adverse effect on our results of operations.

In each of our businesses we face intense competition, including from domestic and foreign insurance companies, broker-dealers, financial advisors, asset managers and diversified financial institutions, both for the ultimate customers for our products and for distribution through independent distribution channels. We compete based on a number of factors including brand recognition, reputation, quality of service, quality of investment advice, investment performance of our products, product features, scope of distribution, price, perceived financial strength and credit ratings. A decline in our competitive position as to one or more of these factors could adversely affect our profitability. Many of our competitors are large and well-established and some have greater market share or breadth of distribution, offer a broader range of products, services or features, assume a greater level of risk, or have higher claims-paying or credit ratings than we do.

In recent years, there has been substantial consolidation among companies in the financial services industry resulting in increased competition from large, well-capitalized financial services firms. Future economic turmoil may accelerate additional consolidation activity. Many of our competitors also have been able to increase their distribution systems through mergers or contractual arrangements. Furthermore, larger competitors may have lower operating costs and have an ability to absorb greater risk, while maintaining financial strength ratings, allowing them to price products more competitively. These competitive pressures could result in increased pressure on the pricing of certain of our products and services, and could harm our ability to maintain or increase profitability. In addition, if our financial strength and credit ratings are lower than our competitors, we may experience increased surrenders and/or a significant decline in sales. The competitive landscape in which we operate may be further affected by the government sponsored programs in the United States and similar governmental actions outside of the United States in response to the dislocations in financial markets. Competitors that receive governmental financing, guarantees or other assistance, or that are not subject to the same regulatory constraints, may have or obtain pricing or other competitive advantages. Due to the competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete within the industry or that competition will not have a material adverse impact on our business, results of operations and financial condition.

Our risk management policies and procedures, including hedging programs, may prove inadequate for the risks we face, which could negatively affect our business or result in losses.

We have developed risk management policies and procedures, including hedging programs that utilize derivative financial instruments, and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective, particularly during extremely turbulent times. Many of our methods of managing risk and exposures are based upon observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than historical measures indicate. Other risk management methods depend on the evaluation of information regarding markets, customers, catastrophe occurrence, or other matters, that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective.

We employ various economic hedging strategies with the objective of mitigating risks inherent in our business and operations. These risks include current or future changes in the fair value of our assets and liabilities, current or future changes in cash flows, the effect of interest rates, equity markets and credit spread changes, the occurrence of credit defaults, currency fluctuations and changes in mortality and longevity. We seek to control these risks by, among other things, entering into reinsurance contracts and derivative instruments, such as swaps, options, futures and forward contracts. See “—Reinsurance subjects us to the credit risk of reinsurers and may not be available, affordable or adequate to protect us against losses” for a description of risks associated with our use of reinsurance. Developing an effective strategy for dealing with these risks is complex, and no strategy can completely insulate us from such risks. Our hedging strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that may prove to be incorrect or prove to be inadequate. Accordingly, our hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Hedging strategies involve transaction costs and other costs, and if we terminate a hedging arrangement, we may also be required to pay additional costs, such as transaction fees or breakage costs. We may incur losses on transactions after taking into account our hedging strategies. In particular, certain of our hedging strategies focus on the protection of regulatory capital, rather than GAAP earnings. Because our regulatory reserves and the variable annuity guarantee hedge program target react differently to changes in market movements, in addition to our variable annuity guarantee hedge program, we have executed a capital hedge overlay program to generally target this differential. As GAAP accounting differs from the methods used to determine regulatory capital measures, our hedge programs may create earnings volatility in our GAAP financial statements. We will manage GAAP earnings volatility to the extent it does not conflict with our goal of protecting regulatory capital. Further, the nature, timing, design or execution of our hedging transactions could actually increase our risks and losses. Our hedging strategies and the derivatives that we use, or may use in the future, may not adequately mitigate or offset the hedged risk and our hedging transactions may result in losses.

Past or future misconduct by our employees, registered representatives of our broker-dealer subsidiaries or employees of our vendors could result in violations of law by us or our subsidiaries, regulatory sanctions and/or serious reputational or financial harm and the precautions we take to prevent and detect this activity may not be effective in all cases. Although we employ controls and procedures designed to monitor associates’ business decisions and to prevent us from taking excessive or inappropriate risks, associates may take such risks regardless of such controls and procedures. Our compensation policies and practices are reviewed by us as part of our overall risk management program, but it is possible that such compensation policies and practices could inadvertently incentivize excessive or inappropriate risk taking. If our associates take excessive or inappropriate risks, those risks could harm our reputation and have a material adverse effect on our results of operations and financial condition.

The inability of counterparties to meet their financial obligations could have an adverse effect on our results of operations.

Third-parties that owe us money, securities or other assets may not pay or perform under their obligations. These parties include the issuers or guarantors of securities we hold, customers, reinsurers, trading counterparties, securities lending and repurchase counterparties, counterparties under swaps, credit default and other derivative contracts, clearing agents, exchanges, clearing houses and other financial intermediaries. Defaults by one or more of these parties on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure or other factors, or even rumors about potential defaults by one or more of these parties, could have a material adverse effect on our results of operations, financial condition and liquidity.

We routinely execute a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial and investment banks, mutual and hedge funds, institutional clients, insurance companies and other institutions, resulting in large daily settlement amounts and significant credit exposure. As a result, we face concentration risk with respect to specific counterparties and customers. A default by, or even concerns about the creditworthiness of, one or more of these counterparties or customers could have an adverse effect on our results of operations or liquidity. We also have exposure to a number of financial institutions in the form of unsecured debt instruments, derivative transactions and equity investments. There is no assurance that losses on, or impairments to the carrying value of, these assets would not materially and adversely affect our business, results of operations or financial condition.

In addition, we enter into a variety of derivative instruments with a number of counterparties in order to hedge various risks, including equity and interest rate market risk features within many of our insurance and annuity products. Amounts that we expect to collect under current and future contracts are subject to counterparty risk. Our obligations under our products are not changed by our hedging activities and we are liable for our obligations even if our derivative counterparties do not pay us.

We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. The deterioration or perceived deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Our credit risk may also be exacerbated when the collateral we hold cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to us, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those recently experienced. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of rights under the contracts. Bankruptcies, downgrades and disputes with counterparties as to the valuation of collateral tend to increase in times of market stress and illiquidity.

Requirements to post collateral or make payments related to changes in market value of specified assets may adversely affect liquidity.

The amount of collateral we may be required to post under short-term financing agreements and derivative transactions may increase under certain circumstances. Pursuant to the terms of some transactions, we could be required to make payment to our counterparties related to any change in the market value of the specified collateral assets. Such requirements could have an adverse effect on liquidity. Furthermore, with respect to any such payments, we may have unsecured risk to the counterparty as these amounts may not be required to be segregated from the counterparty’s other funds, may not be held in a third-party custodial account and may not be required to be paid to us by the counterparty until the termination of the transaction. Additionally, the implementation of the Dodd-Frank Act and the resultant changes in collateral requirements may increase the need for liquidity and eligible collateral assets in excess of what is already being held.

For a discussion on certain obligations we have with respect to the posting of collateral upon the occurrence of certain events, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Ratings—Potential Impact of a Ratings Downgrade.

Our investment portfolio is subject to several risks that may diminish the value of our invested assets and the investment returns credited to customers, which could reduce our sales, revenues, assets under management and results of operations.

Fixed income securities represent a significant portion of our investment portfolio. We are subject to the risk that the issuers, or guarantors, of fixed income securities we own may default on principal and interest payments they owe us. We are also subject to the risk that the underlying collateral within asset-backed securities, including mortgage-backed securities, may default on principal and interest payments causing an adverse change in cash flows. The occurrence of a major economic downturn, acts of corporate malfeasance, widening mortgage or credit spreads, or other events that adversely affect the issuers, guarantors or underlying collateral of these securities could cause the estimated fair value of our fixed income securities portfolio and our earnings to decline and the default rate of the fixed income securities in our investment portfolio to increase. A ratings downgrade affecting issuers or guarantors of securities in our investment portfolio, or similar trends that could worsen the credit quality of such issuers, could also have a similar effect. Similarly, a ratings downgrade affecting a security we hold could indicate the credit quality of that security has deteriorated and could increase the capital we must hold to support that security to maintain our risk-based capital (“RBC”) levels. See —“A decrease in the RBC or statutory surplus of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our business, results of operations and financial condition.” We are also subject to the risk that cash flows resulting from the payments on pools of mortgages that serve as collateral underlying the mortgage-backed securities we own may differ from our expectations in timing or size. Cash flow variability arising from an unexpected acceleration in mortgage prepayment behavior can be significant, and could cause a decline in the estimated fair value of certain “interest-only” securities within our mortgage-backed securities portfolio. Any event reducing the estimated fair value of these securities, other than on a temporary basis, could have a material adverse effect on our business, results of operations and financial condition.

We derive operating revenues from providing investment management and related services. Our revenues depend largely on the value and mix of assets under management. Our investment management related revenues are derived primarily from fees based on a percentage of the value of assets under management. Any decrease in the value or amount of our assets under management because of market volatility or other factors negatively impacts our revenues and income. Global economic conditions, changes in the equity markets, currency exchange rates, interest rates, inflation rates, the yield curve, defaults by derivative counterparties and other factors that are difficult to predict affect the mix, market values and levels of our assets under management. The funds we manage may be subject to an unanticipated large number of redemptions as a result of such events, causing the funds to sell securities they hold, possibly at a loss, or draw on any available lines of credit to obtain cash, or use securities held in the applicable fund, to settle these redemptions. We may, in our discretion, also provide financial support to a fund to enable it to maintain sufficient liquidity in such an event. Additionally, changing market conditions may cause a shift in our asset mix towards fixed-income products and a related decline in our revenue and income, as we generally derive higher fee revenues and income from equity products than from fixed-income products we manage. Any decrease in the level of our assets under management resulting from price declines, interest rate volatility or uncertainty, increased redemptions or other factors could negatively impact our revenues and income.

From time to time we invest our capital to seed a particular investment strategy or investment portfolio. We may also co-invest in funds or take an equity ownership interest in certain structured finance/investment vehicles that we manage for our customers. Any decrease in the value of such investments could negatively affect our revenues and income.

Our investment performance is critical to the success of our investment management and related services business, as well as to the profitability of our insurance, annuity and retirement products. Poor investment performance as compared to third-party benchmarks or competitor products could lead to a decrease in sales of investment products we manage and lead to redemptions from existing products, generally lowering the overall level of assets under management and reducing the management fees we earn. We cannot assure you that past or present investment performance in the investment products we manage will be indicative of future performance. Any poor investment performance may negatively impact our revenues and income.

Some of our investments are relatively illiquid and are in asset classes that have been experiencing significant market valuation fluctuations.

We hold certain assets that may lack liquidity, such as privately placed fixed income securities, commercial mortgage loans, policy loans, limited partnership interests and the Dutch State obligations described in “Related Party Transactions—Alt-A Transaction” (the “Dutch State loan obligation”). These asset classes represented 29.7% of the carrying value of our total cash and invested assets as of March 31, 2012. If we require significant amounts of cash on short notice in excess of normal cash requirements or are required to post or return collateral in connection with our investment portfolio, derivatives transactions or securities lending activities, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

The reported values of our relatively illiquid types of investments do not necessarily reflect the current market price for the asset. If we were forced to sell certain of our assets in the current market, there can be no assurance that we would be able to sell them for the prices at which we have recorded them and we might be forced to sell them at significantly lower prices.

We invest a portion of our invested assets in investment funds, many of which make private equity investments. The amount and timing of income from such investment funds tends to be uneven as a result of the performance of the underlying investments, including private equity investments. The timing of distributions from the funds, which depends on particular events relating to the underlying investments, as well as the funds’ schedules for making distributions and their needs for cash, can be difficult to predict. As a result, the amount of income that we record from these investments can vary substantially from quarter to quarter. Recent equity and credit market volatility may reduce investment income for these types of investments.

Our CMO-B portfolio exposes us to market and behavior risks.

We manage a portfolio of various collateralized mortgage obligation (“CMO”) tranches in combination with financial derivatives as part of a proprietary strategy we refer to as “CMO-B,” as described under “Investments—CMO-B Portfolio.” As of March 31, 2012, our CMO-B portfolio had $4.5 billion in total assets, consisting of notional or principal securities backed by mortgages secured by single-family residential real estate, and including interest-only securities, principal-only securities, inverse-floating rate (principal) securities and inverse interest-only securities. The CMO-B portfolio is subject to a number of market and behavior risks, including interest rate risk and prepayment risk. Interest rate risk represents the potential for adverse changes in portfolio value resulting from changes in the general level of interest rates. Prepayment risk represents the potential for adverse changes in portfolio value resulting from changes in residential mortgage prepayment speed, which in turn depends on a number of factors, including conditions in both credit markets and housing markets. In addition, government policy changes affecting residential housing and residential housing finance, such as government agency reform and government sponsored refinancing programs, could alter prepayment behavior and result in adverse changes to portfolio values. While we actively monitor our exposure to these and other risks inherent in this strategy, we cannot assure you that our hedging and risk management strategies will be effective; any failure to manage these risks effectively could materially and adversely affect our results of operations and financial condition. In addition, although we believe our CMO-B portfolio has performed well for a number of years, and particularly well since the 2008-2009 financial crisis, primarily due to persistently low levels of short-term interest rates and mortgage prepayments in an atmosphere of tightened housing-related credit availability, this portfolio may not continue to perform as well in the future.

Defaults or delinquencies in our commercial mortgage loan portfolio may adversely affect our profitability.

The commercial mortgage loans we hold face both default and delinquency risk. We establish loan specific valuation allowances for estimated impairments at the balance sheet date. These valuation allowances are based on the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan’s original effective interest rate, the estimated fair value of the loan’s collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan’s observable market price. We also establish valuation allowances for loan losses when, based on past experience, it is probable that a credit event has occurred and the amount of the loss can be reasonably estimated. These valuation allowances are based on loan risk characteristics, historical default rates and loss severities, real estate market fundamentals and outlook as well as other relevant factors. As of March 31, 2012, our commercial loan portfolio included $16.6 million of commercial mortgage loans that were 90 or more days past due. The performance of our commercial mortgage loan investments may fluctuate in the future. In addition, legislative proposals that would allow or require modifications to the terms of commercial mortgage loans could be enacted. We cannot predict whether these proposals will be adopted, or what impact, if any, such laws, if enacted, could have on our business or investments. An increase in the delinquency and default rate of our commercial mortgage loan portfolio could adversely impact our results of operations and financial condition.

Further, any geographic or sector concentration of our commercial mortgage loans may have adverse effects on our investment portfolios and consequently on our results of operations or financial condition. While we generally seek to mitigate the risk of sector concentration by having a broadly diversified portfolio, events or developments that have a negative effect on any particular geographic region or sector may have a greater adverse effect on the investment portfolios to the extent that the portfolios are concentrated, which could affect our results of operations and financial condition.

In addition, liability under environmental protection laws resulting from our commercial mortgage loan portfolio and real estate investments could affect our results of operations or financial condition. Under the laws of several states, contamination of a property may give rise to a lien on the property to secure recovery of the costs of cleanup. In some states, such a lien has priority over the lien of an existing mortgage against the property, which would impair our ability to foreclose on that property should the related loan be in default. In addition, under the laws of some states and under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, we may be liable for costs of addressing releases or threatened releases of hazardous substances that require remedy at a property securing a mortgage loan held by us, regardless of whether or not the environmental damage or threat was caused by the obligor, which could harm our results of operations and financial condition. We also may face this liability after foreclosing on a property securing a mortgage loan held by us.

Our investment management business operations are complex and a failure to properly perform services could have an adverse effect on our revenues and income.

Our investment management and related services include, among other things, portfolio management, investment advice, fund administration, shareholder services, transfer agency, underwriting, distribution, custodial, trustee and other fiduciary services. In order to be competitive, we must properly perform our administrative and related responsibilities, including recordkeeping and accounting, security pricing, corporate actions, compliance with investment restrictions, daily net asset value computations, account reconciliations and required distributions to fund shareholders. Further, certain of our subsidiaries may act as general partner for various investment partnerships, which may subject them to liability for the partnerships’ liabilities. If we fail to properly perform and monitor our investment management operations, our business could suffer and our revenues and income could be adversely affected.

Our products and services are complex and are frequently sold through intermediaries, and a failure to properly perform services or the misrepresentation of our products or services could have an adverse effect on our revenues and income.

Many of our products and services are complex and are frequently sold through intermediaries. In particular, our insurance businesses are reliant on intermediaries to describe and explain their products to potential customers. The intentional or unintentional misrepresentation of our products and services in advertising materials or other external communications, or inappropriate activities by our personnel or an intermediary, could adversely affect our reputation and business prospects, as well as lead to potential regulatory actions or litigation.

Revenues, earnings and income from our investment management business operations could be adversely affected if the terms of our asset management agreements are significantly altered or the agreements are terminated.

Our revenues from our investment management business operations are dependent on fees earned under asset management and related services agreements that we have with the clients and funds we advise. These revenues could be adversely affected if these agreements are altered significantly or terminated. The decline in revenue that might result from alteration or termination of our asset management services agreements could have a material adverse impact on our results of operations or financial condition. In addition, under certain laws, most notably the Investment Company Act of 1940 and the Investment Advisers Act of 1940, advisory contracts may require approval or consent from clients or fund shareholders in the event of an assignment of the contract or a change in control of the investment adviser. Were a transaction to result in an assignment or change in control, the inability to obtain consent or approval from clients or shareholders of mutual funds or other investment funds could result in a significant reduction in advisory fees.

The valuation of many of our financial instruments includes methodologies, estimations and assumptions that are subject to differing interpretations and could result in changes to investment valuations that may materially and adversely affect our results of operations and financial condition.

The following financial instruments are carried at fair value in our financial statements: fixed income securities, equity securities, derivatives, embedded derivatives and separate account assets. We have categorized these instruments into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), while quoted prices in markets that are not active or valuation techniques requiring inputs that are observable for substantially the full term of the asset or liability are Level 2 .

Factors considered in estimating fair values of securities, and derivatives and embedded derivatives related to our securities include coupon rate, maturity, principal paydown including prepayments, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer and quoted market prices of comparable securities. Factors considered in estimating the fair values of embedded derivatives and derivatives related to product guarantees (collectively, “guaranteed benefit derivatives”) include risk-free interest rates, long-term equity implied volatility, interest rate implied volatility, correlations among mutual funds associated with variable annuity contracts and actuarial assumptions such as mortality rates, lapse rates, benefit utilization, deposits and partial withdrawals. The impact of our risk of nonperformance (also known as our “own credit” risk) is also reflected in the estimated fair value of guaranteed benefit derivatives. In many situations, inputs used to measure the fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, we will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

The determination of fair values are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

During periods of market disruption, including periods of rapidly changing credit spreads or illiquidity, it has been and will likely continue to be difficult to value certain of our securities, such as certain mortgage-backed securities, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that could become illiquid in a difficult financial environment. In such cases, more securities may fall to Level 3 and thus require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation, thereby resulting in values that may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within the financial statements and the period-to-period changes in value could vary significantly. Decreases in value could have a material adverse effect on our results of operations and financial condition. As of March 31, 2012, 6.0%, 92.8% and 1.2% of our available-for-sale securities were considered to be Level 1, 2 and 3, respectively.

The determination of the amount of allowances and impairments taken on our investments is subjective and could materially and adversely impact our results of operations or financial condition. Gross unrealized losses may be realized or result in future impairments, resulting in a reduction in our net income (loss).

We evaluate investment securities held by us for impairment on a quarterly basis. This review is subjective and requires a high degree of judgment. For fixed income securities held, an impairment loss is recognized when the fair value of the debt security is less than the carrying value and we no longer have the intent to hold the debt security, if it is more likely than not that we will be required to sell the debt security before recovery of the amortized cost basis, or if a credit loss has occurred.

When we do not intend to sell a security in an unrealized loss position, potential credit related other-than-temporary impairments are considered using a variety of factors, including the length of time and extent to which the fair value has been less than cost, adverse conditions specifically related to the industry, geographic area in which the issuer conducts business, financial condition of the issuer or underlying collateral of a security, payment structure of the security, changes in credit rating of the security by the rating agencies, volatility of the fair value changes and other events that adversely affect the issuer. In addition, we take into account relevant broad market and economic data in making impairment decisions.

As part of the impairment review process, we utilize a variety of assumptions and estimates to make a judgment on how fixed income securities will perform in the future. It is possible that securities in our fixed income portfolio will perform worse than our expectations. There is an ongoing risk that further declines in fair value may occur and additional other-than- temporary impairments may be recorded in future periods, which could materially and adversely affect our results of operations and financial condition. Furthermore, historical trends may not be indicative of future impairments or allowances.

Fixed income and equity securities classified as available-for-sale are reported at their estimated fair value. Unrealized gains or losses on available-for-sale securities are recognized as a component of other comprehensive income (loss) and are therefore excluded from net income (loss). The accumulated change in estimated fair value of these available-for-sale securities is recognized in net income (loss) when the gain or loss is realized upon the sale of the security or in the event that the decline in estimated fair value is determined to be other-than-temporary (“OTTI”) and an impairment charge to earnings is taken. Such realized losses or impairments may have a material adverse effect on our net income (loss) in a particular quarterly or annual period. For example, for the three months ended March 31, 2012, we recorded OTTI of $6.9 million in net realized capital losses, compared to $158.9 million in OTTI in the comparable 2011 period. We recorded OTTI of $502.7 million, $890.8 million and $1,618.6 million in net realized capital losses in 2011, 2010 and 2009, respectively.

Our participation in a securities lending program and a reverse repurchase program subjects us to potential liquidity and other risks.

We participate in a securities lending program whereby blocks of securities, which are included in fixed income securities and short-term investments, are loaned to third party borrowers, primarily brokerage firms and commercial banks. We generally obtain cash collateral in an amount equal to 102% of the estimated fair value of the loaned securities, which is obtained at the inception of a loan and maintained at a level greater than or equal to 100% for the duration of the loan. The cash collateral received is typically invested in fixed income securities. A return of loaned securities by a borrower would require us to liquidate the investments held as collateral and return the cash collateral associated with such loaned securities.

We also participate in a reverse repurchase program for our general account whereby we sell fixed income securities to third party repurchase counterparties, primarily major brokerage firms and commercial banks, with a concurrent agreement to repurchase those same securities at a determined future date. Our policy requires that, at all times during the term of the reverse repurchase agreements, cash or other types of collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. The cash proceeds received under the reverse repurchase program are typically invested in fixed income securities and cannot be returned prior to the scheduled repurchase date; however, market conditions on the repurchase date may limit our ability to enter into new agreements. The repurchase of securities or our inability to enter into new reverse repurchase agreements would require us to return the cash collateral proceeds associated with such transactions on the repurchase or maturity date.

For both securities lending and reverse repurchase transactions, in some cases, the maturity of the securities held as invested collateral (i.e., securities that we have purchased with cash collateral received) may exceed the term of the related securities on loan and the estimated fair value may fall below the amount of cash received as collateral and invested. If we are required to return significant amounts of cash collateral on short notice and we are forced to sell securities to meet the return obligation, we may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both. In addition, under adverse capital market and economic conditions, liquidity may broadly deteriorate, which would further restrict our ability to sell securities. If we decrease the amount of our securities lending and reverse repurchase activities over time, the amount of net investment income generated by these activities will also likely decline. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Liquidity and Capital Resources—Securities Lending.”

Differences between actual claims experience and reserving assumptions may adversely affect our results of operations or financial condition.

We establish and hold reserves to pay future policy benefits and claims. Our reserves do not represent an exact calculation of liability, but rather are actuarial or statistical estimates based on data and models that include many assumptions and projections, which are inherently uncertain and involve the exercise of significant judgment, including assumptions as to the levels and/or timing of receipt or payment of premiums, benefits, claims, expenses, interest credits, investment results (including equity market returns), retirement, mortality, morbidity and persistency. We periodically review the adequacy of reserves and the underlying assumptions. We cannot, however, determine with precision the amounts that we will pay for, or the timing of payment of, actual benefits, claims and expenses or whether the assets supporting our policy liabilities, together with future premiums, will grow to the level assumed prior to payment of benefits or claims. If actual experience differs significantly from assumptions or estimates, reserves may not be adequate. If we conclude that our reserves, together with future premiums, are insufficient to cover future policy benefits and claims, we would be required to increase our reserves and incur income statement charges for the period in which we make the determination, which could materially and adversely affect our results of operations and financial condition.

We may face significant losses if mortality rates, morbidity rates, persistency rates or other underwriting assumptions differ significantly from our pricing expectations.

We set prices for many of our insurance and annuity products based upon expected claims and payment patterns, using assumptions for mortality rates, or likelihood of death, and morbidity rates, or likelihood of sickness of our policyholders. In addition to the potential effect of natural or man-made disasters, significant changes in mortality or morbidity could emerge gradually over time due to changes in the natural environment, the health habits of the insured population, technologies and treatments for disease or disability, the economic environment, or other factors. The long-term profitability of our insurance and annuity products depends upon how our actual mortality rates, and to a lesser extent actual morbidity rates, compare to our pricing assumptions. In addition, prolonged or severe adverse mortality or morbidity experience could result in increased reinsurance costs, and ultimately, reinsurers not willing to offer coverage. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would either have to be willing to accept an increase in our net risk exposures or revise our pricing to reflect higher reinsurance premiums.

Pricing of our insurance and annuity products is also based in part upon expected persistency of these products, which is the probability that a policy will remain in force from one period to the next. Persistency of our annuity products may be significantly and adversely impacted by the increasing value of guaranteed minimum benefits contained in many of our variable annuity products due to poor equity market performance or extended periods of low interest rates as well as other factors. The minimum interest rate guarantees in our fixed annuities may also be more valuable in extended periods of low interest rates. Persistency could be adversely affected generally by developments adversely affecting customer perception of us. Results may also vary based on differences between actual and expected premium deposits and withdrawals for these products. Many of our deferred annuity products also contain optional benefits that may be exercised at certain points within a contract. We set prices for such products using assumptions for the rate of election of deferred annuity living benefits and other optional benefits offered to our contract owners. The profitability of our deferred annuity products depends upon how actual contract owner decisions to elect or delay the utilization of such benefits compare to our pricing assumptions. The development of a secondary market for life insurance, including stranger owned life insurance, life settlements or “viaticals” and investor owned life insurance, and third-party investor strategies in the annuities business, could also adversely affect the profitability of existing business and our pricing assumptions for new business. Actual persistency that is lower than our persistency assumptions could have an adverse effect on profitability, especially in the early years of a policy, primarily because we would be required to accelerate the amortization of expenses we deferred in connection with the acquisition of the policy. Actual persistency that is higher than our persistency assumptions could have an adverse effect on profitability in the later years of a block of business because the anticipated claims experience is higher in these later years. If actual persistency is significantly different from that assumed in our current reserving assumptions, our reserves for future policy benefits may prove to be inadequate. Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy, the adjustments permitted under the terms of the policies may not be sufficient to maintain profitability. Many of our products, however, do not permit us to increase premiums or adjust charges and credits during the life of the policy. Even if permitted under the policy, we may not be able or willing to raise premiums or adjust other charges for regulatory or competitive reasons.

Pricing of our products is also based on long-term assumptions regarding interest rates, investment returns and operating costs. Management establishes target returns for each product based upon these factors, the other underwriting assumptions noted above and the average amount of regulatory and rating agency capital that we must hold to support in-force contracts. We monitor and manage pricing and sales to achieve target returns. Profitability from a new business emerges over a period of years, depending on the nature and life of the product, and is subject to variability as actual results may differ from pricing assumptions. Our profitability depends on multiple factors, including the comparison of actual mortality, morbidity and persistency rates and policyholder behavior to our assumptions; the adequacy of investment margins; our management of market and credit risks associated with investments; our ability to maintain premiums and contract charges at a level adequate to cover mortality, benefits and contract administration expenses; the adequacy of contract charges and availability of revenue from providers of investment options offered in variable contracts to cover the cost of product features and other expenses; and management of operating costs and expenses.

Unfavorable developments in interest rates, credit spreads and policyholder behavior can result in adverse financial consequences related to our stable value products, and our hedging program and risk mitigation features may not successfully offset these consequences.

We offer stable value products as a fixed rate, liquid asset allocation option for employees of our plan sponsor customers within the defined contribution funding plans offered by our Retirement business. These products are designed to provide a guaranteed annual credited rate (currently between zero and three percent) on the invested assets in addition to enabling participants the right to withdraw and transfer funds at book value.

The sensitivity of our statutory reserves and surplus established for the stable value products to changes in interest rates, credit spreads and policyholder behavior will vary depending on the magnitude of these changes, as well as on the book value of assets, the market value of assets, the guaranteed credited rates available to customers and other product features. Realization of these risks may result in an increase in the reserves for stable value products, and could materially and adversely affect our financial position or results of operations. In particular, in low interest rate environments, we bear exposure to the risk that the credited rate exceeds the earned rate on guaranteed annual credited rate products, and, in a rising interest rate environment, we are exposed to the risk of financial disintermediation through a potential increase in the level of book value withdrawals.

To the extent that our hedging program and other risk mitigating features do not operate as intended, we remain exposed to the risks described above.

We may be required to accelerate the amortization of deferred policy acquisition cost (“DAC”), deferred sales inducements (“DSI”) and/or the valuation of business acquired (“VOBA”), any of which could adversely affect our results of operations or financial condition.

DAC represents the incremental, direct costs of contract acquisition, as well as costs related directly to the acquisition of new and renewal insurance and annuity contracts. DSI represents amounts that are credited to a policyholder’s account balance as an inducement to purchase a contract. VOBA represents the present value of estimated cash flows embedded in acquired business, plus renewal commissions and certain other costs on such acquired business. Capitalized costs associated with DAC, DSI and VOBA are amortized in proportion to actual and estimated gross profits, gross premiums or gross revenues depending on the type of contract. Management, on an ongoing basis, tests the DAC, DSI and VOBA recorded on our balance sheets to determine if these amounts are recoverable under current assumptions. In addition, management regularly reviews the estimates and assumptions underlying DAC, DSI and VOBA. The projection of estimated gross profits, gross premiums or gross revenues requires the use of certain assumptions, principally related to separate account fund returns in excess of amounts credited to policyholders, policyholder behavior such as surrender and lapse rates, interest margin, expense margin, mortality, future impairments and hedging costs. Estimating future gross profits, gross premiums or gross revenues is a complex process requiring considerable judgment and the forecasting of events well into the future. If these assumptions prove to be inaccurate, an estimation technique used to estimate future gross profits, gross premiums or gross revenues is changed, or if significant or sustained equity market declines occur and/or persist, we could be required to accelerate the amortization of DAC, DSI and VOBA, which would result in a charge to earnings. Such adjustments could have a material adverse effect on our results of operations and financial condition.

Reinsurance subjects us to the credit risk of reinsurers and may not be available, affordable or adequate to protect us against losses.

We cede life insurance policies and annuity contracts to other insurance companies through reinsurance. However, we remain liable to the underlying policyholders, even if the reinsurer defaults on its obligations with respect to the ceded business. If a reinsurer fails to meet its obligations under the reinsurance contract, we will be forced to cover the claims on the reinsured policies. In addition, a reinsurer insolvency may cause us to lose our reserve credits on the ceded business, in which case we would be required to establish additional reserves.

In addition, if a reinsurer loses its accredited reinsurer status in any state where were we are licensed to do business, we will not be entitled to take credit for reinsurance in that state if the reinsurer does not post sufficient qualifying assets in a qualifying trust or post qualifying letters of credit, and we would be required to establish additional reserves. Similarly, the credit for reinsurance taken by our insurance subsidiaries under affiliated and unaffiliated offshore reinsurance agreements is, under certain conditions, dependent upon the offshore reinsurer’s ability to obtain and provide sufficient qualifying assets in a qualifying trust or qualifying letters of credit issued by qualifying lending banks. The cost of letters of credit, when available, continues to be very expensive in the current economic environment. Because of this, our affiliated offshore reinsurer has established and will continue to pursue alternative sources for qualifying reinsurance collateral. If these steps are unsuccessful, or if unaffiliated non-accredited reinsurers that have reinsured business from our insurance subsidiaries are unsuccessful in obtaining sources of qualifying reinsurance collateral, our insurance subsidiaries might not be able to obtain full reserve credit. Loss of reserve credit by an insurance subsidiary would require it to establish additional reserves and would result in a decrease in the level of its capital, which could have a material adverse effect on our profitability, results of operations and financial condition.

We had $467.2 million and $609.6 million of unsecured unaffiliated reinsurance recoverable balances at December 31, 2011 and 2010, respectively. These reinsurance recoverable balances are periodically assessed for uncollectability and there were no significant allowances for uncollectible reinsurance as of December 31, 2011 and December 31, 2010.

The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including whether the insured losses meet the qualifying conditions of the reinsurance contract, whether reinsurers, or their affiliates, have the financial capacity and willingness to make payments under the terms of the reinsurance contract, and the degree to which our reinsurance balances are secured by sufficient qualifying assets in qualifying trusts or qualifying letters of credit issued by qualifying lender banks. Although a substantial portion of our reinsurance exposure is secured by assets held in trusts or letters of credit, the inability to collect a material recovery from a reinsurer could have a material adverse effect on our profitability, results of operation and financial condition.

The premium rates and other charges that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Some of our reinsurance contracts contain provisions that limit the reinsurer’s ability to increase rates on in-force business; however, some do not. If a reinsurer raises the rates that it charges on a block of in-force business, our profitability may be negatively impacted if we are not able to pass the increased costs on to the customer. If reinsurers raise the rates that they charge on new business, we may be forced to raise the premiums that we charge, which could have a negative impact on our competitive position.

A decrease in the RBC or statutory surplus of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our business, results of operations and financial condition.

The National Association of Insurance Commissioners (“NAIC”) has established regulations that provide minimum capitalization requirements based on RBC formulas for insurance companies. The RBC formula for life insurance companies establishes capital requirements relating to insurance, business, asset and interest rate risks, including equity, interest rate and expense recovery risks associated with variable annuities and group annuities that contain death benefits. Each of our insurance subsidiaries is subject to RBC standards and other minimum statutory capital and surplus requirements imposed under the laws of its respective jurisdiction of domicile.

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors – the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed-income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting, changes in interest rates, as well as changes to the RBC formulas and the interpretation of the NAIC’s instructions with respect to RBC calculation methodologies. Many of these factors are outside of our control. Our financial strength and credit ratings are significantly influenced by statutory surplus amounts and RBC ratios. In addition, rating agencies may implement changes to their own internal models, which differ from the RBC capital model that have the effect of increasing or decreasing the amount of statutory capital we or our insurance subsidiaries should hold relative to the rating agencies’ expectations. In addition, in extreme scenarios of equity market declines, sustained periods of low interest rates, rapidly rising interest rates or credit spread widening, the amount of additional statutory reserves that an insurance subsidiary is required to hold for certain types of GICs and variable annuity guarantees and stable value contracts may increase at a greater than linear rate. This increase in reserves would decrease the statutory surplus available for use in calculating its RBC ratios. To the extent that an insurance subsidiary’s RBC ratios are deemed to be insufficient, we may seek to take actions to either increase the capitalization of the insurer or reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade.

The failure of any of our insurance subsidiaries to meet its applicable RBC requirements or minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in RBC ratios also limits the ability of an insurance subsidiary to make dividends or distributions to us and could be a factor in causing ratings agencies to downgrade the insurer’s financial strength ratings, which could have a material adverse effect on our business, results of operations and financial condition.

We receive a significant portion of our financing from two Federal Home Loan Banks, which subjects us to risks associated with sourcing a large concentration of our funding from two counterparties.

We have received a significant amount of financing from the Federal Home Loan Bank of Topeka and the Federal Home Loan Bank of Des Moines (collectively “FHLBs”). As of March 31, 2012 we had received $3.4 billion of cash financing and letters of credit in exchange for eligible collateral in the form of cash, mortgage backed securities and U.S. Treasury securities. Should the FHLBs choose to change their definition of eligible collateral, or if the market value of the pledged collateral decreases in value due to changes in interest rates or credit ratings, we may be required to post additional amounts of collateral in the form of cash or other eligible collateral. Additionally, we may be required to find other sources of financing to replace this funding if we lose access to FHLB financing. This could occur if either of the FHLBs negatively assesses our creditworthiness or if legislative or other political actions cause changes to the FHLBs’ mandate or the eligibility of life insurance companies to be eligible member/borrowers of the FHLB system.

Any failure to protect the confidentiality of customer information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operation.

Our businesses and relationships with customers are dependent upon our ability to maintain the confidentiality of our and our customers’ trade secrets and confidential information (including customer transactional data and personal data about our employees, our customers and the customers of our customers).

Pursuant to federal laws, various federal regulatory and law enforcement agencies have established rules protecting the privacy and security of personal information. In addition, most states have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information. Certain of our employees and contractors and many sales representatives of our broker-dealer subsidiaries have access to and routinely process personal information of customers through a variety of media, including the internet and software applications. We rely on various internal processes and controls to protect the confidentiality of customer information that is accessible to, or in the possession of, us, our employees, contractors and sales representatives. It is possible that an employee, contractor or sales representative could, intentionally or unintentionally, disclose or misappropriate confidential customer information. If we fail to maintain adequate internal controls, including any failure to implement newly-required additional controls, or if our employees, contractors or sales representatives fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of customer information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation, result in regulatory action or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on our business, results of operations and financial condition.

Changes in accounting standards could adversely impact our reported results of operations and our reported financial condition.

Our financial statements are subject to the application of GAAP, which is periodically revised or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board (“FASB”). For example, the adoption of the provision of ASU 2010-26 decreased our retained earnings by $1.2 billion as of January 1, 2011. It is possible that future accounting standards we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements and that such changes could have a material adverse effect on our results of operations and financial condition.

In addition, FASB is working on several projects with the International Accounting Standards Board, which could result in significant changes as GAAP converges with IFRS, including how we account for our insurance policies, annuity contracts and financial instruments and how our financial statements are presented. Furthermore, the SEC is considering whether and how to incorporate IFRS into the U.S. financial reporting system. The changes to GAAP and ultimate conversion to IFRS, if undertaken, could affect the way we account for and report significant areas of our business and could impose special demands on issuers in the areas of governance, employee training, internal controls and disclosure and/or will likely affect how we manage our business.

We may be required to establish an additional valuation allowance against the deferred income tax asset if our business does not generate sufficient taxable income or if our tax planning strategies are modified. Increases in the deferred tax valuation allowance could have a material adverse effect on results of operations and financial condition.

Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. We periodically evaluate and test our ability to realize our deferred tax assets. Deferred tax assets represent the tax benefit of future deductible temporary differences, operating loss carryforwards and tax credits carryforward. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In assessing the more likely than not criteria, we consider future taxable income as well as prudent tax planning strategies. Future facts, circumstances, tax law changes and FASB developments may result in an increase in the valuation allowance. An increase in the valuation allowance could have a material adverse effect on the Company’s results of operations and financial condition.

As of December 31, 2011, we have recognized deferred tax assets based on tax planning related to unrealized gains on investment assets. To the extent these unrealized gains decrease, the tax benefit will be reduced by increasing the tax valuation allowance. For example, if interest rates increase, the amount of the unrealized gains will, most likely, decrease, with all other things constant. The decrease in the deferred tax asset may be recorded as a tax expense in tax on continuing operations based on the intra period tax allocation rules described in ASC 740, “Income Taxes”.

Our ability to use beneficial U.S. tax attributes may be subject to limitation.

Sections 382 and 383 of the U.S. Internal Revenue Code operate as anti-abuse rules, the general purpose of which is to prevent trafficking in tax losses and credits, but which can apply without regard to whether a “loss trafficking” transaction occurs or is intended. These rules are triggered when an “ownership change” (generally defined as when the ownership of a company, or its parent, changes by more than 50% (measured by value) on a cumulative basis in any three year period) occurs. For example, in November 2008, ING Group issued €10 billion of core Tier 1 securities to the Dutch State in connection with a capital infusion that would need to be taken into account for purposes of determining if an ownership change has occurred. In December 2009, ING Group redeemed approximately half of these securities and in May 2011, an additional 20 percent of the securities were redeemed. The redemption by ING Group of an additional amount of these securities in the near term may, depending on the facts and circumstances of such a redemption, trigger an ownership change. To the extent there is an ownership change, there most likely will be a reduction in the deferred tax asset established in recognition of tax planning for unrealized capital gains and carry forward items. The tax consequences will be recorded at the time of the ownership change. In addition, there may be a reduction in the deferred tax asset associated with other tax attributes (such as unrealized losses).

An ownership change could have an adverse effect on our future U.S. tax liabilities and could have a material adverse effect on our financial condition and results of operations. Although we are uncertain as to the ultimate financial impact of a reduction of the deferred tax asset resulting from an ownership change, we estimate that at the time of an ownership change, the deferred tax asset potentially subject to limitation is approximately $900 million. The decrease in the deferred tax asset may be recorded as a tax expense in tax on continuing operations. Moreover, under statutory accounting, such a reduction may impact the ability of the affected insurance subsidiaries to pay a dividend and consequently could adversely impact the ability of ING U.S., Inc. to service debt. The determination as to whether an ownership change occurs is complex and subject to uncertainties, and we could in the future take additional actions that could result in an additional ownership change.

We are unable to offset our U.S. taxable income against the losses of one of our reinsurance subsidiaries.

As described in “—Risks Related to our Closed Block Variable Annuity Segment” and “Business—Closed Blocks—Closed Block Variable Annuity,” we may incur losses in the future in our Closed Block Variable Annuity segment. We expect that a significant portion of any such loss would be realized in Security Life of Denver International Limited (“SLDI”), a subsidiary domiciled in the Cayman Islands. SLDI has made an election to be treated as a U.S. corporation for U.S. federal income tax purposes. However, U.S. federal income tax law does not allow the operating losses of a foreign company making such an election to offset the taxable income of its U.S. affiliates. Through a reinsurance arrangement, SLDI is obligated to indemnify our other U.S. subsidiaries in the event that certain annuity guarantees are paid to customers. To the extent SLDI remains a foreign entity and has operating losses that exceed its taxable income, the losses would not be available to offset taxable income for U.S. federal income tax purposes and would increase our effective tax rate.

ING U.S., Inc. has in the past made substantial net cash payments to its subsidiaries under the Company’s tax sharing agreement, and may be required to make net cash payments to subsidiaries in the future in the event they incur tax losses.

ING U.S., Inc. and its subsidiaries are parties to an intercompany tax sharing agreement that requires ING U.S., Inc. to pay its subsidiaries for the tax benefits of ordinary and capital losses as they are incurred, and in turn requires its subsidiaries to pay ING U.S., Inc. for the taxes payable on their ordinary income and capital gains.

Under the agreement, ING U.S., Inc. is required to make payments to most subsidiaries that have such tax losses even though their losses do not offset other subsidiaries’ ordinary income or capital gains. Accordingly, this tax sharing agreement can require ING U.S., Inc. to make cash payments to certain of its subsidiaries that exceed the amount of cash payments received from other subsidiaries under the tax sharing agreement. For the year ended December 31, 2009, ING U.S., Inc.’s payments made to its subsidiaries exceeded payments received from subsidiaries under the tax sharing agreement by the amount of $1.245 billion. For the two years ended December 31, 2010 and December 2011, payments received from subsidiaries exceeded ING U.S., Inc.’s payments by the amounts of $487 million and $206 million, respectively.

The Company is considering amending this tax sharing agreement, to provide that such payment will be made to a subsidiary only in the event that the consolidated tax group actually uses the tax benefit of losses generated by the subsidiary, in order to balance the net cash flows received and paid by ING U.S., Inc. under the agreement. The approval of various state insurance regulators as well as agreements with certain providers of financing would be required for the Company to make this change. There can be no assurance that, if sought, any such regulatory approval or financing providers’ agreement would be obtained.

Our business may be negatively affected by adverse publicity or increased governmental and regulatory actions with respect to us, other well-known companies or the financial services industry in general.

Governmental scrutiny with respect to matters relating to compensation and other business practices in the financial services industry has increased dramatically in the past several years and has resulted in more aggressive and intense regulatory supervision and the application and enforcement of more stringent standards. The financial crisis and the current political and public sentiment regarding financial institutions has resulted in a significant amount of adverse press coverage, as well as adverse statements or charges by regulators and elected officials. Press coverage and other public statements that assert some form of wrongdoing, regardless of the factual basis for the assertions being made, could result in some type of inquiry or investigation by regulators, legislators and/or law enforcement officials or in lawsuits. Responding to these inquiries, investigations and lawsuits, regardless of the ultimate outcome of the proceeding, is time consuming and expensive and can divert the time and effort of our senior management from its business. Future legislation or regulation or governmental views on compensation may result in us altering compensation practices in ways that could adversely affect our ability to attract and retain talented employees. Adverse publicity, governmental scrutiny, pending or future investigations by regulators or law enforcement agencies and/or legal proceedings involving us or our affiliates, including ING Group, can also have a negative impact on our reputation and on the morale and performance of employees, and on business retention and new sales, which could adversely affect our businesses and results of operations.

Litigation may adversely affect our profitability and financial condition.

We are, and may be in the future, subject to legal actions in the ordinary course of insurance, investment management and other business operations. Some of these legal proceedings may be brought on behalf of a class. Plaintiffs may seek large or indeterminate amounts of damage, including compensatory, liquidated, treble and/or punitive damages. Our reserves for litigation may prove to be inadequate. It is possible that our results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation depending, in part, upon the results of operations or cash flow for such period. Given the large or indeterminate amounts sometimes sought, and the inherent unpredictability of litigation, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation matters could have a material adverse effect on our financial condition.

A loss of, or significant change in, key product distribution relationships could materially affect sales.

We distribute certain products under agreements with affiliated distributors and other members of the financial services industry that are not affiliated with us. We compete with other financial institutions to attract and retain commercial relationships in each of these channels, and our success in competing for sales through these distribution intermediaries depends upon factors such as the amount of sales commissions and fees we pay, the breadth of our product offerings, the strength of our brand, our perceived stability and financial strength ratings, and the marketing and services we provide to, and the strength of the relationships we maintain with, individual distributors. An interruption or significant change in certain key relationships could materially affect our ability to market our products and could have a material adverse effect on our business, operating results and financial condition. Distributors may elect to alter, reduce or terminate their distribution relationships with us, including for such reasons as changes in our distribution strategy, adverse developments in our business, adverse rating agency actions or concerns about market-related risks. Alternatively, we may terminate one or more distribution agreements due to, for example, a loss of confidence in, or a change in control of, one of the distributors, which could reduce sales.

We are also at risk that key distribution partners may merge or change their business models in ways that affect how our products are sold, either in response to changing business priorities or as a result of shifts in regulatory supervision or potential changes in state and federal laws and regulations regarding standards of conduct applicable to distributors when providing investment advice to retail and other customers.

The occurrence of natural or man-made disasters may adversely affect our results of operations and financial condition.

We are exposed to various risks arising from natural disasters, including hurricanes, climate change, floods, earthquakes, tornadoes and pandemic disease, as well as man-made disasters, including acts of terrorism and military actions, which may adversely affect assets under management, results of operations and financial condition by causing, among other things:

•	losses in our investment portfolio due to significant volatility in global financial markets or the failure of counterparties to perform;

•	changes in the rate of mortality, claims, withdrawals, lapses and surrenders of existing policies and contracts, as well as sales of new policies and contracts; and

•	disruption of our normal business operations due to catastrophic property damage, loss of life, or disruption of public and private infrastructure, including communications and financial services.

There can be no assurance that our business continuation and crisis management plan or insurance coverages would be effective in mitigating any negative effects on operations or profitability in the event of a disaster, nor can we provide assurance that the business continuation and crisis management plans of the independent distributors and outside vendors on whom we rely for certain services and products would be effective in mitigating any negative effects on the provision of such services and products in the event of a disaster.

Claims resulting from a catastrophic event could also materially harm the financial condition of our reinsurers, which would increase the probability of default on reinsurance recoveries. Our ability to write new business could also be adversely affected.

In addition, the jurisdictions in which our insurance subsidiaries are admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which raise funds to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. It is possible that a catastrophic event could require extraordinary assessments on our insurance companies, which may have a material adverse effect on our business, results of operations and financial condition.

The loss of key personnel could negatively affect our financial results and impair our ability to implement our business strategy.

Our success depends in large part on our ability to attract and retain key people. Intense competition exists for key employees with demonstrated ability, and we may be unable to hire or retain such employees. Due to their skills, knowledge of our business, their years of industry experience and the potential difficulty of promptly finding qualified replacement employees, the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our operations. We also rely upon the knowledge and experience of employees involved in functions that require technical expertise in order to provide for sound operational controls for our overall enterprise, including the accurate and timely preparation of required regulatory filings and GAAP and statutory financial statements and operation of internal controls. A loss of such employees could adversely impact our ability to execute key operational functions and could adversely affect our operational controls, including internal controls over financial reporting.

Interruption or other operational failures in telecommunication, information technology and other operational systems, or a failure to maintain the security, confidentiality or privacy of sensitive data residing on such systems, including as a result of human error, could harm our business.

We are highly dependent on automated and information technology systems to record and process our internal transactions and transactions involving our customers, as well as to calculate reserving requirements, investment asset valuations and certain other components of our GAAP and statutory financial statements. We could experience a failure of one of these systems, our employees or agents could fail to monitor and implement enhancements or other modifications to a system in a timely and effective manner, or our employees or agents could fail to complete all necessary data reconciliation or other conversion controls when implementing a new software system or implementing modifications to an existing system. Despite the implementation of security and back-up measures, our information technology systems may be vulnerable to physical or electronic intrusions, viruses or other attacks, programming errors and similar disruptions. We may also be subject to disruptions of any of these systems arising from events that are wholly or partially beyond our control (for example, natural disasters, acts of terrorism, epidemics, computer viruses and electrical/telecommunications outages). All of these risks are also applicable where we rely on outside vendors to provide services to us and our customers. The failure of any one of these systems for any reason, or errors made by our employees or agents, could in each case cause significant interruptions to our operations, which could harm our reputation, adversely affect our internal control over financial reporting, or have a material adverse effect on our business, results of operations and financial condition.

We retain confidential information in our information technology systems, and we rely on industry standard commercial technologies to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our information technology systems could access, view, misappropriate, alter, or delete information in the systems, including personally identifiable customer information and proprietary business information. Information security risks also exist with respect to the use of portable electronic devices, such as laptops, which are particularly vulnerable to loss and theft. In addition, an increasing number of jurisdictions require that customers be notified if a security breach results in the disclosure of personally identifiable customer information. Any compromise of the security of our information technology systems that results in inappropriate disclosure or use of personally identifiable customer information could damage our reputation in the marketplace, deter people from purchasing our products, subject us to heightened regulatory scrutiny or significant civil and criminal liability and require us to incur significant technical, legal and other expenses.

We may not be able to protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we endeavor to protect our rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability. This would represent a diversion of resources that may be significant and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could have a material adverse effect on our business and our ability to compete.

We may also be subject to claims by third parties for (i) patent, trademark or copyright infringement, (ii) breach of copyright, trademark or license usage rights, or (iii) misappropriation of trade secrets. Any such claims and any resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right, we could in some circumstances be enjoined from providing certain products or services to our customers or from utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into costly licensing arrangements with third parties or implement a costly work around. Any of these scenarios could have a material adverse effect on our business and results of operations.

We may incur further liabilities in respect of our defined benefit retirement plans if the value of plan assets is not sufficient to cover potential obligations, including as a result of differences between results underlying actuarial assumptions and models.

The Company operates various defined benefit retirement plans covering a significant number of our employees. The liability recognized in our consolidated balance sheet in respect of our defined benefit plans is the present value of the defined benefit obligations at the balance sheet date, less the fair value of each plan’s assets, together with adjustments for unrecognized actuarial gains and losses and unrecognized past service costs. We determine our defined benefit plan obligations based on external actuarial models and calculations using the projected unit credit method. Inherent in these actuarial models are assumptions including discount rates, rates of increase in future salary and benefit levels, mortality rates, consumer price index and the expected return on plan assets. These assumptions are updated annually based on available market data and the expected performance of plan assets. Nevertheless, the actuarial assumptions may differ significantly from actual results due to changes in market conditions, economic and mortality trends and other assumptions. Any changes in these assumptions could have a significant impact on our present and future liabilities to and costs associated with our defined benefit retirement plans and may result in increased expenses and reduce our profitability.

Although our retail variable annuity products are now managed within our Closed Block Variable Annuity segment, we continue to offer variable annuity products and other products with similar features in our core businesses.

Although our retail variable annuity products are now managed within our Closed Block Variable Annuity segment, we continue to offer variable annuity products in our core businesses, as well as products that have some of the features of variable annuities such as guaranteed benefits. For example, certain of the deferred annuities sold by our Retirement segment are on group and individual variable annuity policy forms, since these product types allow customers to allocate their retirement savings to a variety of different investment options. These products may contain guaranteed death benefit features, but they do not offer guaranteed living benefit features of the type found within the Closed Block Variable Annuity segment.

The Retirement segment has recently introduced an optional guaranteed retirement income portfolio (“GRIP”) feature that, if elected by an employee of one of our plan sponsor customers, provides guaranteed lifetime withdrawal benefits (“GLWB”) to such employees. The GLWB is offered through a multi-insurer model, whereby we and two unaffiliated insurers provide GLWB coverage to participating employees. In contrast to the retail guaranteed minimum withdrawal benefits for life (“GMWBL”) provisions formerly offered by the Closed Block Variable Annuity segment, the GLWB provisions within GRIP do not offer rollup benefits; furthermore, we reprice the GLWB amount purchased by contributions to the GRIP feature on a quarterly basis. In addition, the investment elections available to participating employees have substantially less flexibility than the elections offered to retail customers of the Closed Block Variable Annuity segment. We also have the right to cease accepting new contributions to the GRIP feature, subject to providing 180 days advance notice to the plan sponsor.

Our Annuities business also offers optional GLWB provisions on its indexed annuity products.

To the extent that these risk-control provisions do not mitigate the risks of the GLWB and to the extent that we continue to offer variable annuity products and products with similar features in our core businesses, the risks described below under “—Risks Related to our Closed Block Variable Annuity Segment” will impact our core businesses.

Risks Related to our Closed Block Variable Annuity Segment

Although we no longer actively market retail variable annuities, our business, results of operations, financial condition and liquidity will continue to be affected by our Closed Block Variable Annuity segment for the foreseeable future.

Our Closed Block Variable Annuity segment consists of retail variable annuity insurance policies sold primarily from 2001 to early 2010, when the block entered run-off. This segment represented 19.0% of our total AUM as of March 31, 2012, and contributed segment operating losses before income taxes of $18.3 million, $324.8 million and $683.9 million in 2011, 2010 and 2009, respectively. See “Business—Closed Blocks—Closed Block Variable Annuity.” These products offered long-term savings vehicles in which customers (policyholders) made deposits that were invested, largely at the customer’s direction, in a variety of U.S. and international equity, fixed income, real estate and other investment options. In addition, these products provided customers with the option to purchase living benefit riders, including GMWBL, guaranteed minimum income benefits (“GMIB”), guaranteed minimum accumulation benefits (“GMAB”) and guaranteed minimum withdrawal benefits without lifetime guarantees (“GMWB”). All retail variable annuity products include guaranteed minimum death benefits (“GMDB”). In 2009, we decided to cease sales of retail variable annuity products with substantial guarantee features. In early 2010, we ceased all new sales of these products, although we continue to accept new deposits in accordance with, and subject to the limitations of, the provisions of existing contracts.

Because policyholders have various contractual rights to defer withdrawals, annuitization and/or maturity of their contracts, the nature of contractual maturity, and the period over which maturity can take place, is subject to policyholder behavior and is therefore indeterminate. As a result, although we no longer actively market retail variable annuities, our overall business is likely to be materially impacted by this segment for the foreseeable future. In particular, any of the risks described below could result in a material adverse impact to our results of operations, financial condition and liquidity.

Our Closed Block Variable Annuity segment is subject to market risks.

Our Closed Block Variable Annuity segment is subject to a number of market risks, primarily associated with U.S. and other global equity market values and interest rates. For example, declining equity market values, increasing equity market volatility and declining interest rates can result in an increase in the valuation of future policy benefits, reducing our net income. Declining market values for bonds and equities also reduce the account balances of our variable annuity contracts, and since we collect fees and risk charges based on these account balances, our net income may be further reduced.

Declining interest rates, increased equity market volatility and declining equity market values may also subject us to increased hedging costs. Market events can cause an increase in the amount of statutory reserves that our insurance subsidiaries are required to hold for variable annuity guarantees, lowering their statutory surplus, which would adversely impact their ability to pay dividends to us. See “—Risks Related to the Notes” below.

The performance of our Closed Block Variable Annuity segment depends on assumptions that may not be accurate.

Our Closed Block Variable Annuity segment is subject to risks associated with the future behavior of policyholders and future claims payment patterns, using assumptions for mortality experience, lapse rates, GMIB annuitization rates, and GMWB/GMWBL withdrawal rates. We are required to make assumptions about these behaviors and patterns, which may not reflect the actual behaviors and patterns we experience in the future.

In particular, we have only minimal experience on policyholder behavior for our GMIB and GMWBL products; as a result, future experience could lead to significant changes in our assumptions. Most of our GMIB contracts were issued in 2004 to 2006 and have a ten year waiting period before annuitization is available for policyholders and incentives exist for some policyholders to delay beyond ten years. As a result, with respect to the experience used to set annuitization rates, we have only a statistically small sample of experience to date. We do not expect observable experience data to be statistically credible until later this decade, when a large volume of GMIB begins to reach its maximum benefit over a four-year period from 2019-2022, and customers determine whether to elect to annuitize. Similarly, most of our GMWBL contracts are still in the first three to five policy years, so our assumptions for withdrawal from contracts with GMWBL benefits may change as experience emerges over the next five to seven years. We expect customer decisions on annuitization and withdrawal will be influenced by customers’ existing financial plans and needs as well as by interest rate and market conditions over time and by the availability of competing products and their features. If emerging experience deviates from our assumptions, we could experience losses, significant reserve strengthening requirements and increased capital requirements.

We also make estimates of expected lapse of these products, which is the probability that a policy will not remain in force from one period to the next. Lapse rate of our annuity products may be significantly impacted by the value of guaranteed minimum benefits relative to the value of the underlying separate accounts (account value or account balance). In general, policies with guarantees that are “in the money” (i.e., where the notional benefit amount is in excess of the account value) are assumed to be less likely to lapse. Conversely, “out of the money” guarantees are assumed to be more likely to lapse as the policyholder has less incentive to retain the policy. Lapse rates could also be adversely affected generally by developments that affect customer perception of us.

We make estimates of expected election rates of living benefits for these products and of the rate of election of certain optional benefits that may be exercised. The profitability of our deferred annuity products depends upon actual contract owner decisions to elect or delay the utilization of such benefits. The development of a secondary market for third-party investor strategies in the annuities business could also adversely affect the profitability of existing business by reducing lapse rates of in-the-money contracts in excess of current expectations or by causing living benefits to be elected at points in time that are more unfavorable than our current expectations. Actual lapse rates that are lower than our lapse rates assumptions could have an adverse effect on profitability in the later years of a block of business because the anticipated claims experience may be higher than expected in these later years. If actual lapse rates are significantly different from that assumed in our current reserving assumptions, our reserves for future policy benefits may prove to be inadequate.

Our variable annuity lapse rate experience has varied significantly over the period from 2006 to the present, reflecting among other factors, both pre- and post-financial crisis experience. During the early years of this period, our variable annuity policyholder lapse rate experience was higher than our current best estimate of policyholder lapse behavior would have indicated; in the later part of this period, after mid-2009, it was lower. Management’s current best estimate of variable annuity policyholder lapse behavior incorporates a blend of our actual experience over that entire period, as we believe that over the duration of the Closed Block Variable Annuity policies, we will experience the full range of policyholder behavior and market conditions. If our future experience over time, however, were to approximate our lapse experience from later in the period, we would likely need to increase reserves by an amount that could be material. Any such increase to reserves could require us to make material additional capital contributions to one or more of our insurance company subsidiaries or otherwise be material and adverse to the results of operations or financial condition of the Company.

We review policyholder experience annually, or more frequently if necessary. As customer experience continues to materialize, we may adjust our assumptions. The potential magnitude of any required changes may be material. For example, in late 2011, we refined our policyholder behavior assumptions to more closely align with recent experience, resulting in a strengthening of GAAP reserves by $741 million in the fourth quarter of 2011. It is possible that future assumption changes could produce reserve changes of this magnitude or even greater.

Our Closed Block Variable Annuity hedging program currently focuses on the protection of regulatory capital and less on the GAAP earnings impact of this block, which could result in materially lower or more volatile GAAP earnings.

Our Closed Block Variable Annuity hedging program currently focuses on the protection of regulatory capital and less on the GAAP earnings impact of this block. GAAP accounting differs from the methods used to determine regulatory and rating agency capital measures. Therefore our Closed Block Variable Annuity hedge program may create earnings volatility in our GAAP financial statements, or produce lower GAAP income or even GAAP losses compared to what our unhedged results would have been. In general, in any given period rising equity market values can produce losses in our Closed Block Variable Annuity hedging program that substantially exceed the benefit we derive from the associated decrease in valuation of the future policy benefits associated with Closed Block Variable Annuity products on a GAAP basis, and the impact of declining or neutral equity markets to future policy benefits can largely offset any gains produced by our Closed Block Variable Annuity hedging program. In this connection, we recorded GAAP net gains (losses) related to guaranteed benefit hedging in our Closed Block Variable Annuity hedging program of ($899.5) million and $(80.7) million in the three months ended March 31, 2012 and 2011, respectively, and ($631.7) million, $22.2 million and $(977.2) million in the years ended December 31, 2011, 2010 and 2009, respectively. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Company Consolidated.”

Our Closed Block Variable Annuity hedging program may not be effective and may be more costly than anticipated.

We periodically re-evaluate our Closed Block Variable Annuity hedging program to respond to changing market conditions and balance the trade-offs among several important factors, including regulatory capital, rating agency capital, underlying economics, earnings and other factors. While our Closed Block Variable Annuity hedging program is intended to balance numerous critical metrics, we are subject to the risk that our strategies and other management decisions may prove ineffective or that unexpected policyholder behavior, alone or in combination with unfavorable market events, may produce losses or unanticipated cash needs beyond the scope of the risk management strategies employed. In addition, our Closed Block Variable Annuity hedging program does not hedge certain non-market risks inherent in this segment, including business, credit, insurance and operational risks; any of these risks could cause us to experience unanticipated losses or cash needs. For example, hedging counterparties may fail to perform their obligations resulting in unhedged exposures and losses on positions that are not collateralized. Finally, the cost of the Closed Block Variable Annuity hedging program itself may be greater than anticipated as adverse market conditions can limit the availability and increase the costs of the hedging instruments we employ, and such costs may not be recovered in the pricing of the underlying products being hedged. For example, the cost of hedging guaranteed minimum benefits increases as market volatilities increase and/or interest rates decrease, resulting in a reduction to net income.

Risks Related to Regulation

Our businesses are heavily regulated and changes in regulation may reduce our profitability.

We are subject to detailed insurance, asset management and other financial services laws and government regulation. In addition to the insurance, asset management and other regulations and laws specific to the industries in which we operate, regulatory agencies have broad administrative power over many aspects of our business, which may include ethical issues, money laundering, privacy, record keeping and marketing and sales practices. Also, bank regulators and other supervisory authorities in the United States and elsewhere continue to scrutinize payment processing and other transactions under regulations governing such matters as money-laundering, prohibited transactions with countries subject to sanctions, and bribery or other anti-corruption measures. The financial market dislocations we have experienced have produced, and are expected to continue to produce, extensive changes in existing laws and regulations applicable to our businesses.

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in laws and regulations may materially increase the cost of compliance and other expenses of doing business. There are a number of risks that may arise where applicable regulations may be unclear, subject to multiple interpretations or under development or where regulations may conflict with one another, where regulators revise their previous guidance or courts overturn previous rulings, which could result in our failure to meet applicable standards. Regulators and other authorities have the power to bring administrative or judicial proceedings against us, which could result, among other things, in suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. If we fail to address, or appear to fail to address, appropriately any of these matters, our reputation could be harmed and we could be subject to additional legal risk, which could increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and penalties. See “Regulation” for further discussion of the impact of regulations on our businesses.

Our insurance businesses are heavily regulated, and changes in regulation in the United States and regulatory investigations may reduce profitability.

Our insurance operations are subject to comprehensive regulation and supervision throughout the United States. State insurance laws regulate most aspects of our insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. The primary purpose of state regulation is to protect policyholders, and not necessarily to protect creditors and investors. See “Regulation—Insurance Regulation.”

State insurance guaranty associations have the right to assess insurance companies doing business in their state in order to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, liabilities we have currently established for these potential liabilities may not be adequate.

State insurance regulators and the NAIC regularly reexamine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and could materially and adversely affect our business, results of operations or financial condition.

Insurance regulators have begun to implement significant changes in the way in which insurers must determine statutory reserves and capital, particularly for products with contractual guarantees such as variable annuities and universal life policies, and are considering further potentially significant changes in these requirements. The NAIC is currently working on comprehensive reforms related to life insurance reserves and the accounting for such reserves. The timing and extent of further changes to statutory reserves and reporting requirements are uncertain.

In addition, state insurance regulators are becoming more active in adopting and enforcing suitability standards with respect to sales of fixed, indexed and variable annuities. In particular, the NAIC has adopted a revised Suitability in Annuity Transactions Model Regulation (“SAT”), which will, if enacted by the states, place new responsibilities upon issuing insurance companies with respect to the suitability of annuity sales, including responsibilities for training agents. Several states have already enacted laws based on the SAT.

In addition to the foregoing risks, the financial services industry is the focus of increased regulatory scrutiny as various state and federal governmental agencies and self-regulatory organizations conduct inquiries and investigations into the products and practices of the financial services industries. Refer to Note 10, Commitments and Contingencies, to our Condensed Consolidated Financial Statements for the three months ended March 31, 2012 for a description of certain regulatory inquiries affecting the Company. It is possible that future regulatory inquiries or investigations involving the insurance industry generally, or the Company specifically, could materially and adversely affect our business, results of operations or financial condition.

In some cases, this regulatory scrutiny has led to legislation and regulation, or proposed legislation and regulation, that could significantly affect the financial services industry, or has resulted in regulatory penalties, settlements and litigation. New laws, regulations and other regulatory actions aimed at the business practices under scrutiny could materially and adversely affect our business, results of operations or financial condition. The adoption of new laws and regulations, enforcement actions, or litigation, whether or not involving us, could influence the manner in which we distribute our products, result in negative coverage of the industry by the media, cause significant harm to our reputation and materially and adversely affect our business, results of operations or financial condition.

Our products are subject to extensive regulation and failure to meet any of the complex product requirements may reduce profitability.

Our insurance, annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority (“FINRA”), the Department of Labor (“DOL”) and the IRS.

For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

The Dodd-Frank Act, its implementing regulations and other financial regulatory reform initiatives could have adverse consequences for the financial services industry, including us and/or materially affect our results of operations, financial condition or liquidity.

On July 21, 2010, the Dodd-Frank Act was signed into law. It effects comprehensive changes to the regulation of financial services in the United States. The Dodd-Frank Act directs existing and newly-created government agencies and bodies to perform studies and promulgate a multitude of regulations implementing the law, a process that is underway and is expected to continue over the next few years. While some studies have already been completed and the rule-making process has begun, there continues to be significant uncertainty regarding the results of ongoing studies and the ultimate requirements of regulations that have not yet been adopted. We cannot predict with certainty how the Dodd-Frank Act and such regulations will affect the financial markets generally, or impact our business, ratings, results of operations, financial condition or liquidity. Key aspects we have identified to date of the Dodd-Frank Act’s potential impact on us include:

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If designated by the Financial Stability Oversight Council (“FSOC”) as a nonbank financial company subject to supervision by the Board of Governors of the Federal Reserve System (“Federal Reserve”), we would become subject to a comprehensive system of prudential regulation, including, among other matters, minimum capital requirements, liquidity standards, credit exposure requirements, overall risk management requirements, management interlock prohibitions, a requirement to maintain a plan for rapid and orderly dissolution in the event of severe financial distress, stress testing, additional fees and assessments and restrictions on proprietary trading and certain investments. The exact scope and consequences of these standards are subject to ongoing rulemaking activity by various federal banking regulators and therefore are currently unclear. However, this comprehensive system of prudential regulation, if applied to us, would significantly impact the manner in which we operate and could materially and adversely impact the profitability of one or more of our business lines or the level of capital required to support our activities. In designating non-bank financial companies for heightened prudential regulation by the Federal Reserve, the FSOC considers, among other matters, their size and potential impact on the financial stability of the United States. So long as the Company continues to be controlled by ING Group, the FSOC may consider the Company together with ING Group’s other operations in the United States for purposes of making this determination. Therefore, while we believe it is unlikely that the Company, either on a standalone basis or together with ING Group’s other operations in the United States, will ultimately receive this designation, there is a greater likelihood of such a designation being made for so long as we are controlled by ING Group.

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Title II of the Dodd-Frank Act provides that a financial company, such as us, may be subject to a special orderly liquidation process outside the federal bankruptcy code, administered by the Federal Deposit Insurance Corporation as receiver, upon a determination that it is in default or in danger of default and presents a systemic risk to U.S. financial stability. We cannot predict how rating agencies, or creditors of us or our subsidiaries, will evaluate this potential or whether it will impact our financing or hedging costs.

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Title VII of the Dodd-Frank Act creates a new framework for regulation of the over-the-counter (“OTC”) derivatives markets. New margin and capital requirements on market participants contained in final regulations to be adopted by the SEC and the U.S. Commodity Futures Trading Commission (“CFTC”) could substantially increase the cost of hedging and related operations, affect the profitability of our products or their attractiveness to our customers, or cause us to alter our hedging strategy or change the composition of the risks we do not hedge.

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Pursuant to requirements of the Dodd-Frank Act, the SEC and CFTC are currently considering whether stable value contracts should be regulated as “swaps”. In the event that stable value contracts become subject to such regulation, certain aspects of our business could be adversely impacted, including issuance of stable value contracts and management of assets pursuant to stable value mandates.

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The Dodd-Frank Act establishes a Federal Insurance Office within the United States Department of the Treasury (“Treasury Department”) to be headed by a director appointed by the Secretary of the Treasury. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office would perform various functions with respect to insurance, including participating in the FSOC’s decisions regarding insurers to be designated for stricter regulation by the FRB. The Federal Insurance Office may recommend enhanced regulations to the states.

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The Dodd-Frank Act also includes various securities law reforms that may affect our business practices. See “—Changes in U.S. federal and state securities laws and regulations may affect out operations and profitability” below.

•	The Dodd-Frank Act could result in various ex-post assessments being imposed on us, the costs of which we are unable to estimate at this time.

Although the full impact of the Dodd-Frank Act cannot be determined until the various studies mandated by the law are conducted and implementing regulations are adopted, many of the legislation’s requirements could have profound and/or adverse consequences for the financial services industry, including for us. The Dodd-Frank Act could make it more expensive for us to conduct business, require us to make changes to our business model or satisfy increased capital requirements, subject us to greater regulatory scrutiny or to potential increases in whistleblower claims in light of the increased awards available to whistleblowers under the Act and have a material adverse effect on our results of operations or financial condition.

See “Regulation” for further discussion of the impact of the Dodd-Frank Act on our businesses.

In addition to the Dodd-Frank Act, regulators and lawmakers in non-U.S. jurisdictions are engaged in addressing the causes of the financial crisis and means of avoiding such crises in the future. Although currently we are not directly subject to non-U.S. regulation, we may be significantly affected by foreign regulatory actions, including due to our being under control of ING Group. We are unable to predict how any such regulations could affect the way ING Group conducts its business and manages capital, or to what extent any resulting changes in the way ING Group conducts its business or manages capital could affect our business, our relationship with ING Group or our results of operations, financial condition and liquidity. For a further discussion of foreign regulation and its potential effect on us while we are controlled by ING Group, including the impact of the Solvency II Directive, see “Regulation—Certain International and National Regulatory Initiatives that May Affect Us as a Consequence of our Affiliation with ING Group.”

Changes in U.S. federal and state securities laws and regulations may affect our operations and our profitability.

U.S. federal and state securities laws apply to our sales of mutual funds and to our variable annuity and variable life insurance products (which are considered to be both insurance products and securities). As a result, some of our subsidiaries and the products they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries’ separate accounts are registered as investment companies under the Investment Company Act of 1940. Some variable annuity contracts and variable life insurance policies issued by our insurance subsidiaries also are registered under the Securities Act. Other subsidiaries are registered as broker-dealers under the Exchange Act, are members of, and subject to, regulation by FINRA, and are also registered as broker-dealers in various states, as applicable. In addition, some of our subsidiaries are registered as investment advisers under the Investment Advisers Act of 1940.

Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect investors in the securities markets or investment advisory or brokerage clients. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. A number of changes have recently been proposed to the laws and regulations that govern the conduct of our variable insurance products business and our distributors that could have a material adverse effect on our results of operations and financial condition. For example, the Dodd-Frank Act authorizes the SEC to establish a standard of conduct applicable to brokers and dealers when providing personalized investment advice to retail customers. This standard of conduct would be to act in the best interest of the customer without regard to the financial or other interest of the broker or dealer providing the advice. Further, proposals have been made that the SEC establish a self-regulatory organization with respect to registered investment advisers, which could increase the level of regulatory oversight over them. Changes to these laws or regulations that restrict the conduct of our business could have an adverse effect on our results of operations and financial condition.

Changes to regulations under the Employee Retirement Income Security Act of 1974 (“ERISA”) could adversely affect our distribution model by restricting our ability to provide customers with advice.

The prohibited transaction rules of ERISA and the Internal Revenue Code generally restrict the provision of investment advice to ERISA plans and participants and IRAs if the investment recommendation results in fees paid to the individual advisor, his or her firm or their affiliates that vary according to the investment recommendation chosen. In March 2010, the DOL issued proposed regulations which provide limited relief from these investment advice restrictions. The DOL issued final rules in October of 2011 and did not provide additional relief regarding these restrictions. As a result, the ability of our investment advisory subsidiaries and their advisory representatives to provide investment advice to ERISA plans and participants, and with respect to IRAs, will likely be significantly restricted. Also, the fee and revenue arrangements of certain advisory programs may be required to be revenue neutral, resulting in potential lost revenues for these investment advisers and their affiliates.

Other proposed regulatory initiatives under ERISA may negatively impact our broker-dealer subsidiaries. In particular, the DOL issued a proposed regulation in October 2010 that would, if adopted as proposed, significantly broaden the circumstances under which a person or entity providing investment advice with respect to ERISA plans or IRAs would be deemed a fiduciary under ERISA or the Internal Revenue Code. Although the DOL has withdrawn this proposal, it has indicated its intent to re-propose the regulation in a modified form. If adopted, the proposed regulations may make it easier for the DOL in enforcement actions, and for plaintiffs’ attorneys in ERISA litigation, to attempt to extend fiduciary status to advisors who would not be deemed fiduciaries under current regulations.

In addition, the DOL has issued a number of regulations recently, and may issue additional similar regulations, that increase the level of disclosure that must be provided to plan sponsors and participants. These ERISA disclosure requirements will likely increase the regulatory and compliance burden upon us, resulting in increased costs.

Changes in U.S. pension laws and regulations may affect our results of operations and our profitability.

Congress from time to time considers pension reform legislation that could decrease the attractiveness of certain of our retirement products and services to retirement plan sponsors and administrators or have an unfavorable effect on our ability to earn revenues from these products and services. In this regard, the Pension Protection Act of 2006 (“PPA”) made significant changes in employer pension funding obligations associated with defined benefit pension plans that are likely to increase sponsors’ costs of maintaining these plans and imposed certain requirements on defined contribution plans. Over time, these changes could negatively impact our sales of defined benefit or defined contribution plan products and services and cause sponsors to discontinue existing plans for which we provide insurance, asset management, administrative, or other services. Certain tax-favored savings initiatives that have been proposed could hinder sales and persistency of our products and services that support employment based retirement plans.

The Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 also includes certain provisions for defined benefit pension plan funding relief. These provisions may impact the likelihood of corporate plan sponsors terminating their plans and/or engaging in transactions to partially or fully transfer pension obligations to an insurance company. As part of our retirement services segment, we offer general account and separate account group annuity products that enable a plan sponsor to transfer these risks, often in connection with the termination of defined benefit pension plans. Consequently, this legislation could indirectly affect the mix of our business, with fewer closeouts and more non-guaranteed funding products, and adversely impact our results of operations.

We may not be able to mitigate the reserve strain associated with Regulation XXX and Actuarial Guideline 38, potentially resulting in a negative impact on our capital position or in a need to increase prices and/or reduce sales of term or universal life products.

The Model Regulation entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX” or “XXX,” requires insurers to establish additional statutory reserves for term life insurance policies with long-term premium guarantees and universal life policies with secondary guarantees. In addition, Actuarial Guideline 38 (“AG38”) clarifies the application of XXX with respect to certain universal life insurance policies with secondary guarantees. Many of our newly issued term insurance products and an increasing number of our universal life insurance products are affected by XXX and AG38, respectively. The application of both AG38 and XXX involves numerous interpretations. At times, there may be differences of opinion between management and state insurance departments regarding the application of these and other actuarial standards. Such differences of opinion may lead to a state insurance regulator requiring greater reserves to support insurance liabilities than management estimated.

We have implemented reinsurance and capital management actions to mitigate the capital impact of XXX and AG38, including the use of letters of credit and the implementation of other transactions that provide acceptable collateral to support the reinsurance provided by captive reinsurance subsidiaries. Rating agencies may require a portion of these letters of credit or other collateral to be included in our leverage calculations, which would pressure our leverage ratios and potentially our ratings. We cannot provide assurance that there will not be regulatory or rating agency challenges to the reinsurance and capital management actions we have taken to date or that acceptable collateral obtained through such transactions will continue to be available or available on a cost effective basis. The result of those potential challenges or inability to obtain acceptable collateral could require us to increase statutory reserves, incur higher operating and/or tax costs or reduce sales.

We also cannot provide assurance that we will be able to continue to implement actions to mitigate the impact of XXX and AG38 on future sales of term and universal life insurance products. If we are unable to continue to implement those actions, we may be required to increase statutory reserves or incur higher operating costs than we currently anticipate. Because term and universal life insurance are particularly price-sensitive products, any increase in premiums charged on these products in order to compensate us for the increased statutory reserve requirements or higher costs of reinsurance may result in a significant loss of volume and materially and adversely affect our life insurance business.

Changes in tax laws could increase our tax costs or make our insurance, annuity and investment products less attractive to customers.

Changes in tax laws could increase our taxes and our effective tax rates. For example, the Obama Administration has proposed modifying the dividends received deduction for life insurance company separate accounts, and such a modification could significantly reduce the dividends received deduction that we are able to claim for dividends received in separate accounts. We have also entered into agreements with the IRS to resolve issues related to tax accounting matters, such as hedge gains and losses and “other than temporary impairment” losses, which agreements may be superseded by future regulations or public guidance that increases our taxes and our effective tax rates. Further, changes in tax rates could affect the amount of our deferred tax assets and deferred tax liabilities.

Changes in tax laws could make some of our insurance, annuity and investment products less attractive to customers. Current U.S. federal income tax law permits tax-deferred accumulation of income earned under life insurance and annuity products, and permits exclusion from taxation of death benefits paid under life insurance contracts. Changes in tax laws that restrict these tax benefits could make some of our products less attractive to customers. Reductions in individual income tax rates or estate tax rates could also make some of our products less advantageous to customers.

Risks Related to Our Proposed Separation from, and Continuing Relationship With, ING Group

Our continuing relationship with ING Group, our ultimate parent, and ING Bank, our affiliate, may affect our ability to operate and finance our business as we deem appropriate and changes with respect to ING Group could negatively impact us.

ING Group currently owns all of our outstanding common stock. Even following any Divestment Transaction, it is likely that ING Group will continue to own a significant percentage of our common stock and that we will continue to be a consolidated subsidiary of ING Group for purposes of its financial reporting. Circumstances affecting ING Group, and ING Bank, our affiliate, may have an impact on us and we cannot be certain how further changes in circumstances affecting ING Group or ING Bank may impact us.

In November 2008, the Dutch State purchased non-voting core Tier 1 securities from ING Group for a total consideration of €10 billion and in the first quarter of 2009 ING Group entered into an Illiquid Asset Back-up Facility with the Dutch State (the “Dutch State Transactions”). In connection with the Dutch State Transactions, ING Group accepted certain restrictions regarding the compensation of certain of its senior management positions. In addition, the Dutch State was granted the right to nominate two candidates for appointment to ING Group’s Supervisory Board and the Dutch State’s nominees have veto rights over certain material transactions, including the issuance or repurchase by ING Group of its shares.

In 2009, ING Group was required to submit a Restructuring Plan to the EC to obtain EC approval for the Dutch State Transactions under the EC state aid rules. On October 26, 2009, ING Group announced its

Restructuring Plan, pursuant to which ING Group is required to divest by the end of 2013 all of its insurance and investment management businesses, including the Company.

ING Group has announced that the base case for divesting the Company is an initial public offering of ING U.S., Inc. common stock, in which ING Group anticipates selling a portion of its ownership interest in the Company and thereafter divesting its remaining ownership interest over time. The Company is actively engaged in numerous projects across the enterprise to become ready for an initial public offering. While the base case is an initial public offering, it is possible that ING Group’s divestment of the Company may take place by means of a sale, to a single buyer or group of buyers. In case the divestment is not completed before the mandated deadline, the EC may require additional restructuring measures or take enforcement action against ING Group, or, at the request of ING Group, could allow ING Group more time to complete the divestment.

There is continuing legal action taking place involving the EC and ING Group concerning the Restructuring Plan, as described under “Regulation—Dutch State Transactions and Restructuring Plan.” In the event ING Group, after any court ruling or is otherwise no longer required, or is allowed more time, to direct its U.S. insurance and investment management businesses, ING Group may retain an interest in the Company or significantly delay any divestiture which could result in conflicts between the interests of ING Group and the interests of other holders of our securities, including the notes.

We cannot accurately predict whether any restrictions and limitations imposed on ING Group on account of the Dutch State Transactions, or the implementation of the Restructuring Plan (or any amendment thereof), will have a negative effect on our businesses and financial flexibility or result in conflicts between the interests of ING Group and our interests. In addition, it is difficult for us to predict whether any changes to, or termination of, the Dutch State Transactions could occur as a result of the Restructuring Plan (or any amendment thereof) and any effect on our business that would result. We also note that we cannot predict the possible effect of ING Group having a remaining ownership interest in the Company and its subsidiaries beyond 2013, or any other deadline agreed upon with the EC.

Our strategy may be modified in a manner that is adverse to holders of the notes in the event that the Divestment Transaction is not consummated as currently anticipated.

As discussed in “Summary—Anticipated Separation from ING Group,” the base case for consummation of a Divestment Transaction is an initial public offering of ING U.S., Inc., in which ING Group anticipates selling a portion of its ownership interest in the Company and thereafter divesting its remaining ownership stake over time, but all options remain open. In the event that the Divestment Transaction takes place by means of a sale to a single buyer of all of, or a controlling stake in, the Company, or is not completed, our business strategy, capital structure, management or other matters discussed in this offering memorandum may be materially modified, either to adjust to ownership by a new owner or controlling stockholder or to reflect longer-term ownership by ING Group. It is possible that any such changes would be material and adverse to holders of the notes. For example, a change in our capitalization could, if perceived by investors as negatively affecting the creditworthiness of the Company, adversely affect the market price of the notes.

Our proposed divestment from ING Group could adversely affect our business and profitability due to ING Group’s strong brand and reputation.

We have been, and prior to the completion of any Divestment Transaction we will continue to be, a wholly owned subsidiary of ING Group. We have historically marketed our products and services using the “ING” brand name and logo. We believe the association with ING Group has provided us with preferred status among our customers, vendors and other persons due to ING Group’s globally recognized brand, perceived high quality products and services and strong capital base and financial strength.

To the extent that any Divestment Transaction affects our ability to use ING Group brand names, trademarks, logos or other branding, it could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products. After any separation from ING Group, some of our existing policyholders, contract owners and other customers may choose to stop doing business with us, which could increase the rate of surrenders and withdrawals in our policies and contracts. In addition, other potential policyholders and contract owners may decide not to purchase our products if we no longer will be a part of ING Group.

Any separation from ING Group could also prompt some third parties to re-price, modify or terminate their distribution or vendor relationships with us. Our ability to attract and retain highly qualified independent sales intermediaries and dedicated sales specialists for our products may also be affected. We may be required to lower the prices of our products, increase our sales commissions and fees, change long-term selling and marketing agreements and take other action to maintain our relationship with our sales intermediaries and distribution partners, all of which could have an adverse effect on our results of operations and financial condition.

Further, following the consummation of any Divestment Transaction, certain services previously provided to us by ING Group may have to be performed by third-party providers or us. We may have to obtain these services from third parties or hire additional personnel to perform these services. In addition, we may fail to identify and transition some services in an orderly manner, fail to perform such services internally or fail to procure third parties to perform services previously provided by ING Group.

The terms of our arrangements with ING Group may be more favorable than we will be able to obtain from an unaffiliated third party. We may be unable to replace the services ING Group provides us in a timely manner or on comparable terms.

We have, and after any Divestment Transaction expect to continue to have, contractual arrangements that require ING Group and its affiliates to provide certain services to us. There is no assurance that, following any Divestment Transaction, these services will be sustained at the same levels as they were when we were receiving such services from ING Group or that we will obtain the same benefits. We may not be able to replace services and arrangements in a timely manner or on terms and conditions, including cost, as favorable as those we have received from ING Group. Our agreements with ING Group and its affiliates have been entered into in the context of a parent-wholly owned subsidiary relationship, and we may have to pay higher prices for similar services from ING Group or unaffiliated third parties in the future.

If we become a public company, we expect to expend additional time and resources to comply with rules and regulations that do not currently apply to us.

If, as a result of a Divestment Transaction, we become a public company, the various rules and regulations of the SEC, as well as the rules of the exchange on which we list, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements. Compliance with these public company obligations will increase our legal and financial compliance costs and could place additional demands on our finance and accounting staff and on our financial, accounting and information systems.

In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. In addition, we will be required to have our independent auditors attest to the effectiveness of our internal controls over financial reporting pursuant to Auditing Standard No. 5. If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the market price of the notes.

Our historical consolidated financial data are not necessarily representative of the results we would achieve as a stand-alone company and may not be a reliable indicator of our future results.

Our historical consolidated financial data included in this offering memorandum do not reflect the results of operations, financial condition or liquidity we would have achieved as a stand-alone company during the periods presented and, accordingly, may not be indicative of our financial performance following any Divestment Transaction. For example, our historical consolidated financial data do not reflect:

•	that costs of certain corporate services provided by our parent may not reflect costs to replace those services in the future;

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we historically operated against a background of both implicit and explicit parental capital support which provided a cushion against unexpected events, that as a stand-alone company we may be required to maintain higher levels of working capital and lower levels of leverage with a lower proportion of short term financing, because we would no longer have a parent that could provide capital support;

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significant increases that may occur in our cost structure as a result of any IPO, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002;

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any adverse effect on separation from ING Group may have on our relationships with customers, distributors, employees, regulators and other business relationships, which could result in the loss of preferred pricing available by virtue of our relationship with ING Group, reduced sales, increased policyholder terminations and withdrawals, increased regulatory scrutiny and disruption to our business operations; and

•	the effect that any change of control created by a Divestment Transaction would have under third-party contracts.

Our financial condition and future results of operations after any Divestment Transaction may be materially different from amounts reflected in our consolidated financial statements. Any such transaction may make it difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements included elsewhere in this offering memorandum. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors. Refer to “Note Regarding Forward-Looking Statements” included elsewhere in this offering memorandum.

Overview

We provide our principal products and services in three core businesses, Retirement Solutions, Investment Management and Insurance Solutions, and report our results for the core businesses through five segments.

The Retirement Solutions business provides its products and services through two segments: Retirement and Annuities:

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Our Retirement segment provides tax deferred, employer-sponsored retirement savings plans and administrative services in corporate, health, education and government markets through our Institutional Retirement Plans division. Our Retirement segment also provides comprehensive financial advisory services to individual customers, including rollover IRAs and other retail financial products through our Individual Markets division. Our retirement products and services are distributed through multiple intermediary channels, including third-party administrators, independent and national wirehouse affiliated brokers and registered investment advisors, in addition to independent sales agents and consulting firms. We also have a direct sales team for large defined contribution plans and stable value business, as well as a team of affiliated brokers who sell our products both in person and via telephone.

•

Our Annuities segment provides fixed, indexed and payout annuities and custodial mutual funds for pre-retirement wealth accumulation and post-retirement income management. Annuity products are primarily distributed by independent marketing organizations, independent broker-dealers, banks, independent insurance agents, pension professionals and affiliated broker-dealers.

The Investment Management business provides its products and services through a single segment, also called Investment Management:

•

Our Investment Management business provides investment products and retirement solutions to both individual and institutional customers by offering domestic and international fixed income, equity, multi-asset and alternative products and solutions across a range of asset classes, geographies, market sectors, investment styles and capitalization spectrums. Investment Management products and services are primarily marketed to institutional clients, including public, corporate and union retirement plans, endowments and foundations and insurance companies, as well as individual investors and the general accounts of our insurance company subsidiaries. Investment Management products and services are distributed through a combination of our direct sales force, consultant channel and intermediary partners (such as banks, broker-dealers and independent financial advisers).

The Insurance Solutions business provides its products and services through two segments: Individual Life and Employee Benefits:

•

Our Individual Life segment provides wealth protection and transfer opportunities through universal, variable and term life products. Our customers range across a variety of age groups and income levels. We distribute our product offering through three main channels: our independent sales channel, our strategic distribution channel and our specialty markets channel. Our independent sales channel consists of a large network of independent general agents and marketing companies who interact with the majority of licensed independent life insurance agents in the United States. Our strategic distribution channel encompasses a network of independent managing directors who support a large team of producers who engage with our broker dealers to sell a range of products including our branded life, annuity and mutual funds. Finally, our specialty markets channel focuses on alternative distribution and consists of a large team of producers, in addition to banks, life insurance quote agencies and internet direct marketers.

•

Our Employee Benefits segment provides life, stop loss, disability and voluntary employee-paid products to mid-sized and large businesses. We reinsure substantially all of our new disability sales to a third party. To distribute our products, we utilize brokers, consultants and our direct sales team. In the voluntary market, policies are marketed to employees at the worksite through enrollment firms.

In addition to our core businesses, we also have Closed Blocks and Corporate reporting segments. Corporate includes our corporate operations and corporate level assets and financial obligations. The Corporate segment includes investment income on assets backing surplus in excess of amounts held at the segment level, financing and interest expenses, other items not allocated to segments, such as certain expenses and liabilities of employee benefit plans, and intercompany eliminations.

Closed Blocks consists of three separate reporting segments that include run-off and non-core business lines that are no longer being actively marketed or sold, and that we manage to minimize capital risk as they run-off. The Closed Block Variable Annuity segment consists of variable annuity contracts that were designed to offer long-term savings products in which individual contract owners made deposits that are maintained in separate accounts. These products included options for policyholders to purchase living benefit riders. Sales in this segment have been closed to new business since early 2010. The Closed Block Institutional Spread Products segment historically issued guaranteed investment contracts and funding agreements, collectively referred to as “GICs” and invested amounts raised to earn a spread. This segment shifted to a non-core business in early 2009. While the business in this segment is being managed in active run-off, liabilities continue to be issued from time to time to replace liabilities that are maturing. The Closed Block Other segment consists primarily of retained and run-off activity related to divestments, including our group reinsurance and individual reinsurance businesses, three broker dealers and Life Insurance Company of Georgia. Closed Block Other also includes certain unreimbursed expenses related to ING Group’s Latin America business, which was sold in December 2011.

Trends and Uncertainties

The following factors represent some of the key trends and uncertainties that have influenced the development of our business and our historical financial performance, and that we believe will continue to influence our business and financial performance in the future.

The impact of our Closed Block Variable Annuity Segment on GAAP Earnings

Our ongoing management of our Closed Block Variable Annuity segment is focused on preserving our current capitalization status through careful risk management and hedging. Because GAAP accounting differs from the methods used to determine regulatory and rating agency capital measures, our hedge programs may create earnings volatility in our GAAP financial statements. We will attempt to manage GAAP earnings volatility to the extent that it does not conflict with our goal of protecting regulatory capital.

In addition to market impacts, the GAAP earnings of our Closed Block Variable Annuity segment depends upon estimates of future claims payment patterns, using assumptions for mortality rates, persistency and utilization of living benefit guarantees. GAAP earnings of our variable annuity products depends upon the actual experience observed over any period. The pattern of GAAP earnings will be affected by how actual experience compares with our assumptions throughout the life of the block.

Governmental and Public Policy Impact on Demand for Our Products

The demand for our products is influenced by a dynamic combination of governmental and public policy factors. We anticipate that legislative and other governmental activity — and our ability to flexibly respond to changes resulting from such activity — will be a crucial to our long-term financial performance. In particular, the demand for our products is influenced by the following factors:

•

Availability and quality of public retirement solutions: The lack of comprehensive or sufficient government-sponsored retirement solutions has been a significant driver of the popularity of private sector retirement products. We believe that concerns regarding Social Security and the reduced enrollment in defined benefit retirement plans may further increase the demand for private-sector retirement solutions. The impact of any legislative actions or new government programs relating to retirement solutions on our business and financial performance will depend substantially on the level of private-sector involvement and our ability to participate in any such programs. We believe we are well positioned to take advantage of any future developments involving participation in any such programs by private sector providers.

•

Tax-advantaged status: Many of the retirement savings, accumulation and protection products we sell qualify for tax-advantaged status. Changes in U.S. tax laws that alter the tax benefits of certain investment vehicles could have a material effect on demand for our products.

Market Conditions

The recent increase in market volatility, which we believe may continue for some time, has affected and may continue to affect our business and financial performance in varying ways. In the short to medium-term, this increased volatility, coupled with prevailing low interest rates, can pressure sales and reduce demand as consumers hesitate to make financial decisions. In addition, this environment makes it difficult to manufacture products that are both attractive to customers and profitable. In the long-term, however, we believe the financial crisis and resultant lingering uncertainty will motivate individuals to seek solutions combining elements of capital preservation, income and growth. Thus, as a company with strong retirement, investment management and insurance capabilities, we believe current market conditions may ultimately enhance the attractiveness of our broad portfolio of products and services. We will need to continue to monitor the behavior of our customers including mortality rates, morbidity rates, annuitization rates and lapse rates, which adjusts in response to changes in market conditions in order to ensure that our products and services remain attractive as well as profitable.

Aging of the U.S. Population

We believe that the aging of the U.S. population will affect both the demand for our products and the levels of our AUM and AUA. As the “baby boomer” generation prepares for retirement, we believe that demand for retirement savings, growth and income products will grow. The impact of this growth may be offset to some extent by asset outflows as an increasing percentage of the population begins withdrawing assets to convert their savings into income.

Competition

Our core businesses operate in highly competitive markets. We face a variety of large and small industry participants, including diversified financial institutions, investment managers and insurance companies. These companies compete in one form or another for the growing pool of retirement assets driven by a number of exogenous factors such as the continued aging of the U.S. population and the reduction in safety nets provided by governments and corporations. In many segments, product differentiation is difficult as product development and life cycles have shortened. In addition, we have experienced pressure on fees as product unbundling and lower cost alternatives have emerged. As a result, scale and the ability to provide value-added services and relationships are important factors to compete effectively. We believe that our leading presence in the retirement market and resulting relationships with millions of participants, diverse range of capabilities (as a provider of retirement, investment management and insurance products and services), and broad distribution network uniquely position us to effectively serve consumers’ increasing demand for retirement savings, income and protection solutions.

Operating Measures

This management’s discussion and analysis includes discussion of operating income (loss) before income taxes and operating revenues each of which is a measure that is not determined in accordance with GAAP because our management uses non-GAAP financial measures to manage our businesses and allocate our resources, and we discuss non-GAAP financial measures generally because we believe that they provide our investors with useful information regarding our financial performance. In particular, these measures facilitate a comparison of period-to-period results without the effect of the volatility created by certain changes in the financial markets that affect our financial results as reported under GAAP. Other companies may use similarly titled non-GAAP measures that are calculated differently from the way we calculate them; accordingly, our non-GAAP financial measures may not be comparable to similar measures used by other companies.

We also discuss certain operating measures, described below, which provide useful information about our businesses and the operational factors underlying our financial performance.

Operating Income (Loss) before Income Taxes

Operating income (loss) before income taxes is an internal measure we use to evaluate segment performance. Operating income (loss) before income taxes does not replace net income (loss) as the GAAP measure of the consolidated results of operations, and consists of operating revenues less operating benefits and expenses. Each segment’s operating income (loss) before income taxes is calculated by adjusting each segment’s income (loss) before income taxes for the following items:

•

Net investment gains (losses), net of related amortization of DAC, VOBA, sales inducements and unearned revenue. Net investment gains (losses) include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the fair value option (“FVO”) unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest;

•

Net guaranteed benefit hedging gains (losses), which include changes in the fair value of derivatives related to guaranteed benefits, net of related reserve increases (decreases) and net of related amortization of DAC, VOBA and sales inducements, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with our long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating results, including the impacts related to changes in our non-performance spread, assumption changes and the gains or losses associated with our capital hedge overlay program;

•	Income (loss) related to business exited through reinsurance or divestment;

•	Income (loss) attributable to noncontrolling interests;

•	Income (loss) related to early extinguishment of debt;

•	Impairment of goodwill, value of managements contracts (“VMCR”) and value of customer relationships acquired (“VOCRA”);

•	Immediate recognition of net actuarial gains (losses) related to our pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments; and

•

Other items, including restructuring expenses (severance, lease write-offs, etc.), integration expenses related to our acquisition of CitiStreet and certain third-party expenses related to our anticipated Divestment Transaction.

The most directly comparable GAAP measure to operating income (loss) before income taxes is income (loss) before income taxes. For a reconciliation of operating income (loss) before income taxes to income (loss) before income taxes, see “Results of Operations—Company Consolidated” below.

Operating Revenues

Operating revenues is a measure of our segment revenues. We calculate operating revenues by adjusting each segment’s revenue for the following items:

•

Net realized investment gains (losses) and related charges and adjustments include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the fair value option (“FVO”) unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest;

•

Loss on change in fair value of derivatives related to guaranteed benefits include changes in the fair value of derivatives related to guaranteed benefits, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with our long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating revenues, including the impacts related to changes in our non-performance spread, assumption changes and the gains or losses associated with our capital hedge overlay program;

•	Revenues related to businesses exited through reinsurance or divestment;

•	Revenues attributable to non-controlling interests;

•

Other adjustments to operating revenues primarily reflect fee income earned by our broker dealers for sales of non-proprietary products, which are reflected net of commission expense in our segments’ operating revenues.

The most directly comparable GAAP measure to operating revenues is total revenues. For a reconciliation of operating revenue to total revenues, see “Results of Operations—Company Consolidated” below.

Assets Under Management and Assets Under Administration

A substantial portion of our fees, other charges and margins are based on AUM. AUM represents on-balance sheet assets supporting customer account values/liabilities, and surplus as well as off-balance sheet institutional/mutual funds. Customer account values reflect the amount of policyholder equity that has accumulated within retirement, annuity and universal life products. AUM includes general account assets managed by our Investment Management segment in which we bear the investment risk, separate account assets in which the contract owner bears the investment risk and institutional/mutual funds which are excluded from our balance sheet. AUM-based revenues increase or decrease with a rise or fall in the amount of AUM, whether caused by changes in capital markets or by net flows.

AUM is principally affected by net deposits (i.e., new deposits, less surrenders and other outflows) and investment performance (i.e., interest credited to contract owner accounts for assets that earn a fixed return or market performance for assets that earn a variable return). Separate account AUM and institutional/mutual fund AUM include assets managed by our Investment Management segment, as well as assets managed by third-party investment managers. Our Investment Management segment reflects the revenues earned for managing affiliated assets for our other segments (based on arm’s length agreements) as well as assets managed for third parties. Our consolidated AUM includes eliminations of AUM managed by our Investment Management segment that is also reflected in other segments’ AUM and adjustments for AUM not reflected in any segments.

AUA represents accumulated assets on contracts under which we only provide administrative services, such as recordkeeping and/or product guarantees. These contracts are not insurance contracts and the assets are excluded from the Consolidated Financial Statements. Fees earned on AUA can be based on the number of participants, asset levels and/or the level of services or product guarantees that are provided.

Adjusted Debt to Capital

We measure the ratio of our debt to our total capital by making certain adjustments to short-term and long-term debt as presented on our consolidated balance sheets. We believe these adjustments present a more transparent picture of our total indebtedness and its position in our capital structure. In recent years, ING U.S., Inc. has been partially funded through internal reciprocal lending arrangements with its subsidiaries. While these lending arrangements are eliminated in producing our consolidated balance sheets, they replace indebtedness that we would otherwise have had to obtain through external sources, therefore we believe it is appropriate to increase the debt shown in our capital ratio by these amounts. Additionally, we eliminate certain items from short-term and long-term debt as stated on our consolidated balance sheets which we deemed to represent operating leverage. These items include self-liquidating forms of financing such as securities lending, reverse repurchase, and captive reinsurance reserve financing arrangements.

Sales Statistics

In our discussion of our segment results under “Results of Operations—Segment by Segment,” we sometimes refer to sales activity for various products. The term “sales” is used differently for different products, as described more fully below. These sales statistics do not correspond to revenues under GAAP and are used by us as operating measures underlying our financial performance.

Net flows are deposits less redemptions (including benefits and other product charges).

Sales for Individual Life products are based on a calculation of weighted average annual premiums. Sales for Employee Benefits products are based on a calculation of annual premiums, which represents regular premiums on new policies, plus a portion of new single premiums.

Weighted average annual premiums (“WAP”) is defined as the amount of premium for a policy’s first year that is eligible for the highest first year commission rate, plus a varying portion of any premium in excess of this base amount, depending on the product. WAP is a key measure of recent sales performance of our products and is an indicator of the general growth or decline in certain lines of business. WAP is not equal to premium revenue under GAAP. Renewal premiums on existing policies are included in GAAP premium revenue in addition to first year premiums and thus changes in persistency of existing in-force business can potentially offset growth from current year sales.

Total gross premiums are defined as premium revenue on a GAAP basis for policies we have directly written. Ceded premiums are not considered in the calculation of total gross premiums. This measure provides information as to growth and persistency trends in premium revenue.

Other Measures

Total annualized in-force premiums are defined as a full year of premium at the rate in effect at the end of the period. This measure provides information as to the growth and persistency trends in premium revenue.

Interest adjusted loss ratios are defined as the ratio of benefits expense to premium revenue exclusive of the discount component in the change in benefit reserve. This measure reports the loss ratio related to mortality on life products and morbidity on health products.

In-force face amount is defined as the total life insurance coverage in effect as of the end of the period presented. This measure provides information as to changes in policy growth and persistency with respect to death benefit coverage.

In-force policy count is defined as the number of policies with coverage in effect as of the end of the period. This measure provides information as to policy growth and persistency.

New business policy count (paid) is defined as the number of policies issued during the period for which initial and renewal premiums have been paid by the policyholder. This measure provides information as to policy growth from sales during the period.

Results of Operations — Company Consolidated

The following table presents summary condensed consolidated financial information for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Revenues:
Net investment income	$1,277.4	$1,284.9	$4,968.8	$4,987.0	$5,568.6
Fee income	923.5	937.6	3,743.2	3,662.4	3,478.2
Premiums	461.6	443.1	1,770.0	1,707.5	1,985.5
Net realized capital gains (losses)	(1,249.9)	(466.2)	(1,531.4)	(1,678.0)	(2,178.7)
Other revenue	95.1	119.6	456.5	584.4	988.1
Income (loss) related to consolidated investment entities:
Net investment income (loss)	34.9	24.9	528.4	316.0	(284.1)
Changes in fair value related to collateralized loan obligations	(16.7)	(55.0)	(48.8)	(121.8)	—

Total revenues	1,525.9	2,288.9	9,886.7	9,457.5	9,557.6

Benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	1,058.8	1,257.9	5,909.9	5,210.6	5,823.3
Operating expenses	759.4	681.1	3,030.8	3,033.5	3,352.2
Net amortization of deferred policy acquisition costs and value of business acquired	173.7	130.3	387.0	746.6	1,052.3
Interest expense	24.3	40.2	139.3	332.5	385.5
Operating expenses related to consolidated investment entities:
Interest expense	22.2	14.8	68.4	49.8	—
Other expense	0.4	2.1	73.5	46.7	52.9

Total benefits and expenses	2,038.8	2,126.4	9,608.9	9,419.7	10,666.2

Income (loss) before income taxes	(512.9)	162.5	277.8	37.8	(1,108.6)
Income tax expense (benefit)	7.9	(80.9)	175.0	171.0	(298.0)

Net income (loss)	(520.8)	243.4	102.8	(133.2)	(810.6)
Less: Net income (loss) attributable to noncontrolling interest	(15.6)	(51.3)	190.9	(10.3)	(207.4)

Net income (loss) available to the Company’s common shareholder	$(505.2)	$294.7	$(88.1)	$(122.9)	$(603.2)

The following table presents AUM and AUA as of the dates indicated:

($ in millions)	As of March 31,		As of December 31,
	2012	2011	2011	2010	2009
Assets under Management and Administration
Retirement Solutions:
Retirement	$300,628.4	$301,151.0	$287,726.7	$290,811.8	$271,925.4
Annuities	27,592.6	28,014.5	27,690.2	27,849.3	26,368.7

Investment Management	229,063.2	228,105.3	225,114.0	223,140.9	215,459.2

Insurance Solutions:
Individual Life	15,060.9	14,966.6	14,769.8	14,846.3	14,750.6
Employee Benefits	1,739.8	1,734.4	1,741.2	1,736.4	1,823.7

Eliminations/Other	(171,612.0)	(171,322.7)	(167,939.3)	(168,316.3)	(163,089.1)

Total Core Businesses	402,472.9	402,649.1	389,102.6	390,068.4	367,238.5

Closed Blocks:
Closed Block Variable Annuity	45,133.8	48,670.1	42,645.5	47,978.0	46,644.0
Closed Block Institutional Spread Products	5,242.0	7,297.8	5,581.7	7,002.4	8,715.8
Closed Block Other	612.4	607.7	599.6	606.5	1,289.3

Total Closed Blocks	50,988.2	56,575.6	48,826.8	55,586.9	56,649.1

Total Assets under Management and Administration	$453,461.1	$459,224.7	$437,929.4	$445,655.3	$423,887.6

AUM	$237,912.5	$237,293.0	$229,680.4	$231,381.3	$220,847.3
AUA	215,548.6	221,931.7	208,249.0	214,274.0	203,040.3

Total AUM and AUA	$453,461.1	$459,224.7	$437,929.4	$445,655.3	$423,887.6

The following table presents the relative contributions of each segment to operating income (loss) before income taxes for the periods indicated, and a reconciliation of operating income (loss) before income taxes to income (loss) before income taxes:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Retirement Solutions:
Retirement	$123.9	$125.5	$441.9	$469.6	$358.3
Annuities	36.4	39.4	387.6	115.0	48.7
Investment Management	33.0	25.3	87.5	50.1	44.4
Insurance Solutions:
Individual Life	54.4	76.3	290.1	267.5	317.2
Employee Benefits	15.6	13.3	83.3	82.0	37.2

Total Core Businesses	263.3	279.8	1,290.4	984.2	805.8

Corporate	(48.2)	(44.5)	(230.2)	(399.1)	(470.5)

Closed Blocks:
Closed Block Variable Annuity	(30.3)	21.2	(18.3)	(324.8)	(683.9)
Closed Block Institutional Spread Products	22.1	19.5	83.2	(3.8)	1.8
Closed Block Other	2.2	(4.0)	(13.0)	(6.7)	6.9

Total Closed Blocks	(6.0)	36.7	51.9	(335.3)	(675.2)

Total operating income (loss) before income taxes	$209.1	$272.0	$1,112.1	$249.8	$(339.9)

Adjustments:
Net investment gains (losses) and related charges and adjustments	82.8	32.8	146.5	32.2	318.2
Net guaranteed benefit hedging losses and related charges and adjustments	(762.1)	(75.7)	(901.1)	(7.8)	(790.8)
Loss related to businesses exited through reinsurance or divestment	(12.6)	(8.2)	(35.1)	(3.3)	(20.4)
Income (loss) attributable to noncontrolling interests	(15.6)	(51.3)	190.9	(10.3)	(207.4)
Loss on early extinguishment of debt	—	—	—	(108.3)	—
Immediate recognition of net actuarial gains (losses) related to pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments	—	—	(157.8)	(47.5)	2.6
Other adjustments to operating income	(14.5)	(7.1)	(77.7)	(67.0)	(70.9)

Income (loss) before income taxes	$(512.9)	$162.5	$277.8	$37.8	$(1,108.6)

The following table presents the relative contributions of each segment to operating revenues for the periods indicated, and a reconciliation of operating revenues to Total revenues:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Retirement Solutions:
Retirement	$580.4	$560.9	$2,225.4	$2,179.0	$2,024.5
Annuities	351.2	360.4	1,401.4	1,482.5	1,442.7
Investment Management	130.6	128.6	491.9	454.5	392.0
Insurance Solutions:
Individual Life	753.6	721.0	2,962.7	2,801.8	2,724.2
Employee Benefits	313.3	321.5	1,246.2	1,277.8	1,357.2

Total Core Businesses	2,129.1	2,092.4	8,327.6	8,195.6	7,940.6
Corporate	14.4	(27.1)	(13.7)	(132.3)	(73.8)
Closed Blocks:
Closed Block Variable Annuity	193.8	237.7	857.5	838.2	933.7
Closed Block Institutional Spread Products	43.0	47.8	188.1	167.6	308.6
Closed Block Other	10.4	14.2	52.2	64.3	88.4

Total Closed Blocks	247.2	299.7	1,097.8	1,070.1	1,330.7

Total operating revenues	$2,390.7	$2,365.0	$9,411.7	$9,133.4	$9,197.5

Adjustments:
Net realized investment gains (losses) and related charges and adjustments	124.2	50.4	272.9	125.2	154.2
Loss on change in fair value of derivatives related to guaranteed benefits	(1,069.3)	(161.1)	(525.3)	(309.7)	(900.8)
Revenues related to businesses exited through reinsurance or divestment	7.5	4.7	116.1	137.6	1,049.4
Revenues (loss) attributable to non-controlling interests	21.3	(18.2)	399.1	143.2	(99.7)
Other adjustments to operating revenues	51.5	48.1	212.2	227.8	157.0

Total revenues	$1,525.9	$2,288.9	$9,886.7	$9,457.5	$9,557.6

The following table presents operating income (loss) excluding interest expense (net of interest rate swaps), DAC/VOBA and other intangible unlocking, and the reserve increase related to use of the U.S. Social Security Death Master File:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Operating Income As Reported	$209.1	$272.0	$1,112.1	$249.8	$(339.9)
Less:
Interest Expense (net of interest rate swaps)	(16.7)	(71.0)	(185.7)	(384.9)	(506.3)
DAC/VOBA, and other intangible unlocking	(20.7)	28.1	302.9	(24.9)	(522.7)
Reserve increase related to use of U.S. Social Security Death Master File			(68.9)

Operating Income Adjusted for Items Above	$246.5	$314.9	$1,063.8	$659.6	$689.1

The following table presents the adjustment to income (loss) before taxes related to total realized investment gains (losses) and the related net amortization of DAC/VOBA and other intangibles:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Other than temporary impairments	$(6.9)	$(158.9)	$(502.7)	$(890.8)	$(1,618.6)
CMO-B fair value adjustments(1)	(15.7)	121.6	345.9	451.3	498.0
Gains (losses) on the sale of securities	137.8	45.4	577.7	599.5	1,303.6
Other, including changes in the fair value of derivatives	9.0	42.3	(148.0)	(34.8)	(28.8)

Total realized investment gains (losses)	124.2	50.4	272.9	125.2	154.2
Net amortization of DAC/VOBA and other intangibles on above	(41.4)	(17.6)	(126.4)	(93.0)	164.0

Net realized investment gains (losses)	$82.8	$32.8	$146.5	$32.2	$318.2

(1)	For a description of our CMO-B portfolio, see “Investments — CMO-B Portfolio.”

The following table presents the adjustment to income (loss) before taxes related to guaranteed benefit hedging gains (losses) net of DAC/VOBA and other intangible amortization:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Net guaranteed benefit hedging losses and related charges and adjustments
Closed Block Variable Annuity
Decrease (increase) in liabilities (1)
Decrease (increase) in the fair value of embedded derivative liabilities, excluding non-performance	$1,039.6	$294.0	$(2,135.5)	$(318.3)	$2,349.1
Decrease (increase) in reserves	295.1	80.5	(505.4)	264.9	170.7

Total (2)	1,334.7	374.5	(2,640.9)	(53.4)	2,519.8
Change in fair value of hedge positions (3)
Guarantee hedge program	(1,375.3)	(289.5)	1,622.1	(370.3)	(1,287.7)
Capital hedge overlay program	(287.4)	(9.0)	(129.9)	(2.3)	(1,083.1)

Total	(1,662.7)	(298.5)	1,492.2	(372.6)	(2,370.8)
Decrease (increase) in embedded derivative liabilities due to non-performance	(571.5)	(156.7)	517.0	448.2	(1,017.7)

Net gain (loss) prior to related amortization of DAC, VOBA and sales inducements	(899.5)	(80.7)	(631.7)	22.2	(868.7)
Net amortization of DAC, VOBA and sales inducements	—	—	—	—	(108.5)

Net gain (loss)	(899.5)	(80.7)	(631.7)	22.2	(977.2)
Other Segments
Gain (loss), excluding non-performance risk	225.9	26.9	(377.9)	(264.8)	513.2
Decrease (increase) due to non-performance	(100.5)	(26.1)	(21.3)	197.9	(285.9)

Net gain (loss) prior to related amortization of DAC, VOBA and sales inducements	125.4	0.8	(399.2)	(66.9)	227.3
Net amortization of DAC, VOBA and sales inducements	12.0	4.2	129.8	36.9	(40.9)

Net gain (loss)	137.4	5.0	(269.4)	(30.0)	186.4

Net guaranteed benefit hedging losses and related charges and adjustments	$(762.1)	$(75.7)	$(901.1)	$(7.8)	$(790.8)

(1)	Excluding estimated costs reflected in operating income before income taxes and impacts related to non-performance
(2)	Decrease (increase) in total liabilities includes approximately ($741.2 million) in the fourth quarter of 2011 related to changes in policyholder behavior assumptions and approximately ($246.0 million) in 2009 related to a change in GMIB annuitization assumptions
(3)	Excluding estimated costs reflected in operating income before income taxes

Terminology Definitions

Net realized capital gains (losses), net realized investment gains (losses) and related charges and adjustments and net guaranteed benefit hedging losses and related charges and adjustments include changes in the fair value of derivatives. Increases in the fair value of derivative assets or decreases in the fair value of derivative liabilities result in “gains.” Decreases in the fair value of derivative assets or increases in the fair value of derivative liabilities result in “losses.”

In addition, we have certain products that contain guarantees that are embedded derivatives related to guaranteed benefits, while other products contain such guarantees that are considered derivatives (collectively “guaranteed benefit derivatives”).

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Net Income (Loss)

Net investment income decreased $7.5 million from $1,284.9 million to $1,277.4 million as an increase in assets in our Retirement segment driven by positive net flows, including customer transfers from variable separate accounts, was offset by a decline in average assets by approximately 24% in our Closed Block Institutional Spread Products segment and due to lapses in multi-year guaranteed annuities (“MYGAs”). Certain MYGAs, mostly sold in 2002, will reach the end of their initial term in 2012. Most of these MYGAs have high crediting rates and the supporting assets generate returns below the targets set when the policies were issued, negatively impacting returns in our Annuities segment. During the three months ended March 31, 2012, portions of the block lapsed and we expect that portions of the block will lapse during the rest of 2012, as renewal crediting rates offered will be lower than current rates. The run-off of these MYGA contracts is expected to enhance the margin of our Annuities segment in future periods.

Fee income decreased $14.1 million from $937.6 million to $923.5 million primarily due to a decline in AUM in the Closed Block Variable Annuity segment and to a reduction in large Retirement recordkeeping cases due to terminated contracts. These decreases were partially offset by growth in the Retirement full service products and the Individual Life segment.

Premiums increased $18.5 million from $443.1 million to $461.6 million primarily due to growth in our Individual Life segment, partially offset by slight decreases in Employee Benefits premiums and sales of immediate annuities with life contingencies in our Retirement segment.

Net realized capital losses increased $783.7 million from $466.2 million to $1,249.9 million primarily due to an increase in hedge losses in our Closed Block Variable Annuity segment. The hedge program in the Closed Block Variable Annuity segment focuses on protecting regulatory capital rather than mitigating earnings volatility, and as a result the losses for the first quarter of 2012 are only partially offset by a reduction in reserves. The derivative losses from Closed Block Variable Annuity segment liability hedges increased $1,097.4 million due primarily to the strong equity market returns and increases in interest rates in the first quarter of 2012. In addition, derivative losses on the capital hedge overlay were $278.4 million higher in the first quarter of 2012 due primarily to stronger equity markets and higher notional amounts for hedging the associated underlying risk. The higher capital losses for the first quarter of 2012 were partially offset by a $152.0 million reduction in OTTI, an increase of $92.4 million in trading gains, $144.3 million in higher gains on guaranteed benefit derivatives related to certain Stabilizer contracts in our Retirement segment and $330.8 million in higher gains on the Closed Block Variable Annuity guaranteed benefit derivatives. The gains on guaranteed benefit derivatives in Retirement is primarily related to a reduction in expected future guaranteed interest rates on certain Stabilizer contracts. Changes in the Retirement, Annuities and Closed Block Variable Annuity segment guaranteed benefit derivatives are net of $489.2 million in increased losses due to changes in the nonperformance risk primarily as a result of the narrowing of ING V’s credit spreads.

Other revenue decreased $24.5 million from $119.6 million to $95.1 million due to unfavorable market value adjustments on certain retirement plan customer surrenders, lower surrender fees on the Individual Life segment as we experienced higher persistency with the in-force block, lower surrender fees on the Closed Block Variable Annuity segment as that business declined and a reduction in the deferred gain amortization on the divested group reinsurance business.

Interest credited and other benefits to contract owners/policyholders decreased $199.1 million from $1,257.9 million to $1,058.8 million primarily due to a reduction in reserves in the Closed Block Variable Annuity segment and, to a lesser extent, a reduction in interest credited due to declining reserves for the Closed Block Institutional Spread Products segment and for MYGAs. A reduction in average crediting rates across several product lines also contributed to the decrease. The higher reduction in reserves in the Closed Block Variable Annuity segment was driven by the stronger equity market returns, as favorable equity markets decreased the guaranteed benefit reserves. However, the change in reserves is less sensitive to equity market changes than the derivatives that hedge these guarantees. These reductions were partially offset by adverse mortality results in our Individual Life segment, where the percentage of claims subject to reinsurance recoveries in the first quarter of 2012 was lower than expected.

Operating expenses increased $78.3 million from $681.1 million to $759.4 million primarily due to a reduction in incentive compensation expense in the first quarter of 2011, an increase in letter of credit costs in the first quarter of 2012 primarily related to the contingent capital letter of credit for the Closed Block Variable Annuity segment and due to growth in our Individual Life segment.

Net amortization of DAC/VOBA increased $43.4 million from $130.3 million to $173.7 million primarily due to unfavorable unlocking in the first quarter of 2012 in our Annuities segment primarily due to a decrease in projected investment margins on the MYGA block compared to favorable unlocking in the first quarter of 2011 in both the Retirement and Annuities segments.

Interest expense decreased $15.9 million from $40.2 million to $24.3 million primarily due to the conversion of $2.7 billion and $1.3 billion of debt to equity in the second and fourth quarters of 2011, respectively, related to capital contributions from ING V, our indirect parent, which resulted in the extinguishment of such debt previously owed to ING V.

Income (loss) before income taxes decreased $675.4 million from income of $162.5 million to a loss of $512.9 million primarily due to the increase in hedging losses related to our Closed Block Variable Annuity segment, which was partially offset by a reduction in the reserves for guaranteed variable annuity benefits.

Income tax expense (benefit) of $7.9 million was primarily due to an increase in a valuation allowance of $217.2 million resulting from the inability to support deferred tax assets due to continued tax losses. This unfavorable item was partially offset by the favorable dividends received deduction of $18.6 million and a state tax benefit of $17.3 million associated with state operating losses. The income tax expense (benefit) of ($80.9) million in the first quarter of 2011 was due primarily to the decrease of $146.8 million in valuation allowances and a favorable dividends received deduction of $18.8 million. These favorable items were offset by the $17.3 million impact of an audit settlement and decreasing losses on noncontrolling interests.

Operating Income (Loss) before Income Taxes

Operating income before income taxes decreased $62.9 million from $272.0 million to $209.1 million due to a reduction in incentive compensation expense in the first quarter of 2011, an increase in letter of credit costs in the first quarter of 2012 primarily related to the contingent capital letter of credit for the Closed Block Variable Annuity segment and adverse mortality results in our Individual Life segment, where the percentage of claims subject to reinsurance recoveries in the first quarter of 2012 was lower than expected. In addition, unfavorable DAC/VOBA unlocking in the first quarter of 2012 in our Annuities segment compared to favorable unlocking in the first quarter of 2011 in both the Annuities and Retirement segments and lower results in our Closed Block Variable Annuity segment due to lower fee income and higher hedge and reserve costs contributed to the decrease. These decreases were partially offset by improved investment income results, lower credited rates and growth in our Retirement, Investment Management and Individual Life segments.

Adjustments from Income (Loss) before Income Taxes to Operating Income (Loss) before Taxes

Net investment gains increased $50.0 million from $32.8 million to $82.8 million due to higher realized trading gains and lower impairments on invested assets, partially offset by lower fair value adjustments on our CMO-B portfolio and by lower derivative mark to market adjustments net of DAC/VOBA amortization.

Net guaranteed benefit hedging losses and related charges and adjustments increased $686.4 million from $75.7 million to $762.1 million. Losses in the Closed Block Variable Annuity segment increased $818.8 million, but were partially offset by an increase in gains in the core business segments of $132.4 million, primarily related to gains on guaranteed benefit derivatives as a result of a reduction in expected future guaranteed interest rates to certain Retirement Stabilizer contracts. The higher loss in the Closed Block Variable Annuity segment was primarily due to a $414.8 million increase in the loss on guaranteed benefit derivatives for non-performance risk and a $278.4 million higher loss on the capital hedge overlay derivatives, due to the impact of equity market movements in the quarter. The Closed Block Variable Annuity capital hedge overlay program is designed to protect regulatory capital and is not designed to mitigate earnings volatility. Excluding the losses related to non-performance risk and the capital hedge overlay program, the loss in the first quarter of 2012 was $40.6 million. A $276.0 million net gain on Closed Block Variable Annuity hedges versus reserves carried at fair value was more than offset by a $316.6 million net loss on Closed Block Variable Annuity hedges versus reserves accounted for as insurance contracts. Changes in reserves accounted for as insurance contracts are less sensitive to market movements than the underlying hedge results.

Losses related to businesses exited through reinsurance or divestment increased $4.4 million from $8.2 million to $12.6 million primarily due to a reduction in the deferred gain amortization on the divested group reinsurance business as the business runs off.

Other adjustments to operating income changed ($7.4) million from ($7.1) million to ($14.5) million due to increased third party expenses related to the anticipated Divestment Transaction.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Income (Loss)

Net investment income decreased $18.2 million from $4,987.0 million to $4,968.8 million due to a decline in assets in our Closed Block Institutional Spread Products segment and lower earned rates driven by the low interest rate environment. This decline was partially offset by an increase in assets in our Retirement segment, which was driven by positive net flows, including customer transfers from variable separate accounts and the favorable impact of reinvesting short-term investments into longer duration fixed income securities.

Fee income increased $80.8 million from $3,662.4 million to $3,743.2 million primarily due to growth in our Retirement full service products, as well as our Investment Management and Individual Life segments due to a combination of strong sales and an improvement in the equity market, partially offset by a reduction in large Retirement recordkeeping cases resulting from terminated contracts and the continuing run-off of the Closed Block Other segment.

Premiums increased $62.5 million from $1,707.5 million to $1,770.0 million primarily due to growth in our Individual Life segment, partially offset by decreases in Employee Benefits due to competitor pricing actions and sales of immediate annuities with life contingencies in our Annuities segment.

Net realized capital losses decreased $146.6 million from $1,678.0 million to $1,531.4 million primarily due to a reduction of $388.1 million in OTTI, partially offset by a $242.5 million increase in net derivative losses as follows. Net gains on derivatives increased $1,662.1 million from a loss of $1,243.5 million to a gain of $418.6 million. Our Closed Block Variable Annuity segment was the largest driver of this variance. Our Closed Block Variable Annuity segment reported a net gain of $945.9 million for the year ended December 31, 2011 compared to a net loss of $908.7 million for the year ended December 31, 2010. Losses on equity derivative contracts were $513.5 million lower due to the relative equity market movements in each year and changes in notional amounts. Gains on interest rate derivative contracts were $1,331.8 million higher in 2011 primarily due to decreasing interest rates and changes in notional amounts. These gains were largely offset by losses on guaranteed benefit derivatives, which increased $1,872.4 million from 2010 to 2011, primarily in Closed Block Variable Annuity, but also in our Retirement Solutions business (stable value products and fixed indexed annuities).

Other revenue decreased $127.8 million from $584.4 million to $456.5 million primarily due to the reduction in a deferred gain amortization on the divested group reinsurance business caused by the continuing run-off of the business and the divestment of three broker dealers in early 2010.

Interest credited and other benefits to contract owners/policyholders increased $699.3 million from $5,210.6 million to $5,909.9 million primarily due to an increase in reserves for the Closed Block Variable Annuity segment, which was largely due to updating lapse and other policyholder behavior assumptions in the fourth quarter of 2011, unfavorable claims experience in the Individual Life segment, an incurred-but-not-reported (“IBNR”) reduction in 2010 and an increase in 2011 related to our use of the U.S. Social Security Death Master File (“SSDMF”) to accrue for unfiled death claims. These increases were partially offset by a reduction in credited rates, a decrease in Employee Benefits reserves resulting from lower premiums, declining contract account balances in the Closed Blocks Institutional Spread Products segment and a decline in sales of immediate annuities with life contingencies in our Annuities segment.

Operating expenses decreased $2.7 million from $3,033.5 million to $3,030.8 million. Significant expense decreased due to restructuring initiatives, a reduction in incentive compensation expense, the divestment of three broker dealers in early 2010 and the continuing run-off of our Closed Block Other segment were entirely offset by a $110.3 million increase in the portion of our pension expense that is related to the immediate recognition of actuarial losses due primarily to changes in interest rates.

Net amortization of DAC/VOBA decreased $359.6 million from $746.6 million to $387.0 million due to favorable unlocking in 2011, which was primarily due to prospective assumption changes related to investment margins, which caused favorable unlocking in our Annuities segment. Unlocking was minimal in 2010 with unfavorable unlocking in our Closed Block Variable Annuity segment due to loss recognition being offset by favorable unlocking in our Retirement segment.

Interest expense decreased $193.2 million from $332.5 million to $139.3 million primarily due to the conversion of $4.0 billion of debt to equity in 2011.

Income before income taxes increased $240.0 million from $37.8 million to $277.8 million primarily due to growth in core businesses, reduction in impairments, reduction in interest cost and favorable DAC/VOBA and other intangible unlocking, partially offset by an increase in reserves for our Closed Block Variable Annuity segment.

Income tax expense (benefit) for the year ended December 31, 2011 was $77.8 million greater than the tax at the statutory rate primarily due to an increase in the valuation allowance of $175.0 million, the tax impact of non-deductible expenses of $32.0 million, offset by the $74.0 million favorable impact of the dividends received deduction and $67.0 million of favorable impact from net income noncontrolling interests. The increase in the valuation allowance was due primarily to continued tax losses, the benefit of which is uncertain. The income tax expense (benefit) for 2010 was $157.8 million greater than the tax at the statutory rate primarily due to an increase in the valuation allowance of $547.0 million and the $38.0 million tax effect of a loss from early extinguishment of debt. These increases in tax expense were partially offset by $312.0 million release of tax liabilities related to settlement of IRS examinations and the $108.0 million favorable impact of the dividends received deduction. The increase in the valuation allowance was primarily due to continued tax losses, the benefit of which is uncertain.

Operating Income (Loss) before Income Taxes

Operating income before income taxes increased $862.3 million from $249.8 million to $1,112.1 million primarily due to growth in our core businesses, improved investment margins (investment income less credited interest), expense reduction initiatives, reduction in interest expense as a result of an aggregate $4.0 billion of debt to equity conversion during 2011. Furthermore, favorable DAC/VOBA and other intangible unlocking was $302.9 million in 2011 compared to an unfavorable impact of $24.9 million in 2010.

Adjustments from Income (Loss) before Income Taxes to Operating Income before Taxes

Net investment gains increased $114.3 million from $32.2 million to $146.5 million due to reductions in impairments, partially offset by lower realized trading gains net of applicable and lower derivative mark to market adjustments and fair value adjustments on our CMO-B portfolio and DAC/VOBA amortization.

Losses related to guaranteed benefit hedging and related changes / adjustments increased $893.3 million from $7.8 million to $901.1 million primarily due to a $741.2 million reserve increase in our Closed Block Variable Annuity segment in the fourth quarter of 2011 related to updating lapse and other policyholder behavior assumptions, as well as a $127.6 million increase in the losses on derivatives supporting the Closed Block Variable Annuity capital hedge overlay program, which focuses on protecting regulatory capital rather than mitigating earnings volatility. Guaranteed benefit derivative losses in our Retirement and Annuities segments driven by low interest rates contributed to the loss in 2011. The guaranteed benefit derivatives on Retirement’s stable value products decreased from a gain of $9.0 million in 2010 to a loss of $212.5 million in 2011, while the guaranteed benefit derivatives in our fixed indexed annuity products increased from a loss of $75.9 million in 2010 to a loss of $186.6 million in 2011, net of hedging gains (losses).

Losses related to businesses exited through reinsurance or divestment increased $31.8 million from $3.3 million to $35.1 million primarily due to a reduction in the deferred gain amortization on the divested group reinsurance business.

Other adjustments to operating income changed ($10.7) million from ($67.0) million to ($77.7) million due to increased third party expenses related to the anticipated Divestment Transaction.

Losses related to early extinguishment of debt was $108.3 million due to a $3.0 billion debt to equity conversion in 2010.

Immediate recognition of net actuarial gains (losses) related to pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments changed $110.3 million from a loss of $47.5 million to a loss of $157.8 million due primarily to changes in interest rates.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Income (Loss)

Net investment income decreased $581.6 million from $5,568.6 million to $4,987.0 million primarily due to the run-off of assets in our Closed Block Institutional Spread Products segment, the divestment of the group reinsurance business and lower earned rates due to a combination of changes in asset mix to reduce risk in the portfolio and the impacts related to the low interest rate environment. These reductions were partially offset by an increase in assets in our Retirement and Annuities segments.

Fee income increased $184.2 million from $3,478.2 million to $3,662.4 million primarily due to higher AUM in the Closed Block Variable Annuity, Retirement and Investment Management segments. The increase in AUM was primarily driven by an improvement in the equity markets in 2010 compared to 2009. These increases were partially offset by a reduction in large Retirement recordkeeping cases due to terminated contracts and the continuing run-off of the Closed Block Other segment.

Premiums decreased $278.0 million from $1,985.5 million to $1,707.5 million due to the divestment of the group reinsurance business and a significant reduction in Employee Benefits premiums, primarily related to the reinsurance of long-term disability business written after September 1, 2009. These decreases were partially offset by growth in the sale of term life products in our Individual Life segment and an increase in sales of annuities with life contingencies in our Annuities segment.

Net realized capital losses decreased $500.7 million from $2,178.7 million to $1,678.0 million primarily due to lower OTTI of $727.8 million driven by the improved economic and interest rate environment, offset by a $704.1 million decrease in trading gains. Trading gains in 2009 included assets involved in the Illiquid Assets Back-up Facility transaction generating gains of $870.0 million. An OTTI loss of $889.5 million was recorded on these assets in 2008 since we did not have the intent to hold the assets until full recovery. In addition, we experienced lower losses on derivatives of $693.1 million, consisting of $1,814.8 million in derivatives, $(1,448.9) million in guaranteed benefit derivatives, and $327.2 million on embedded derivatives on fixed income instruments. Our Closed Block Variable Annuity segment was the largest driver of this $1,814.8 million change. Our Closed Block Variable Annuity segment reported a net loss on derivatives of $908.7 million for 2010 compared to a net loss on derivatives of $2,717.4 million for 2009. Equity contracts accounted for $996.8 million of the Closed Block Variable Annuity losses in 2010 and $2,621.4 million in 2009, offset by gains on interest rate contracts, which accounted for $103.3 million in 2010 and losses of $86.3 million in 2009. Gains (losses) on guaranteed benefit derivatives changed by ($1,448.9) million (from a gain of $1,376.2 million to a loss of $72.7 million).

Other revenue decreased $403.7 million from $988.1 million to $584.4 million primarily due to the divestment of three broker dealers in early 2010.

Interest credited and other benefits to contract owners/policyholders decreased $612.7 million from $5,823.3 million to $5,210.6 million due to the divestment of the group reinsurance business, a smaller increase in reserves for our Closed Block Variable Annuity segment compared to 2009, the run-off of our Closed Block Institutional Spread Products segment, improved Employee Benefits disability claim development in 2010 compared to 2009, reinsurance of long-term disability business written after September 1, 2009 and a reduction in average credited rates in our Retirement and Annuities segments. These decreases were partially offset by growth in our Individual Life segment and an increase in sales of annuities with life contingencies.

Operating expenses decreased $318.7 million from $3,352.2 million to $3,033.5 million due to the divestment of three broker dealers and the group reinsurance business, the continuing run-off of our Closed Block Other segment and a decline in commission expense in our Employee Benefits segment due to a decline in premiums. These decreases were partially offset by higher commissions due to the increase in AUM and mutual fund sales, costs of restructuring within the Retirement segment that resulted in a significant reduction in headcount in the fourth quarter of 2010, an increase in pension expense related to the immediate recognition of actuarial losses primarily due to changes in interest rates, differences in incentive compensation and retention expenses between 2009 and 2010 and growth in our Individual Life segment.

Net amortization of DAC/VOBA decreased $305.7 million from $1,052.3 million to $746.6 million primarily due to a smaller DAC/VOBA write-down in our Closed Block Variable Annuity segment. Both years reflected charges primarily related to loss recognition. Sharp declines in equity markets in the first quarter of 2009 and the second quarter of 2010 caused a portion of our Closed Block Variable Annuity segment DAC/VOBA to become unrecoverable from the present value of expected future gross profits. The write-down related to unlocking/loss recognition in the second quarter of 2010 was $158.6 million compared to $423.8 million in the first quarter of 2009.

Interest expense decreased $53.0 million from $385.5 million to $332.5 million primarily due to the conversion of $3.0 billion of debt to equity in 2010, reflecting the reduction in interest expense net of prepayment fees.

Income (loss) before income taxes increased $1,146.4 million from a loss of $1,108.6 million to income of $37.8 million due to a reduction in investment losses, a smaller loss recognition in Closed Block Variable

Annuity segment, an increase in fee income due to improved equity markets, lower interest expense, improved disability claim development in 2010 compared to 2009 and growth in our core businesses.

Income tax expense (benefit) for the year ended December 31, 2010 was $157.8 million greater than the tax at the statutory rate as described above. The income tax expense (benefit) for the year ended December 31, 2009 was $90.0 million less than the benefit at the statutory rate primarily due to the establishment of $90.0 million for valuation allowance for net operating losses, the benefit of which is uncertain. All other items were allocated to Other comprehensive income in accordance with the exception described in ASC 740-20-45-7.

Operating Income (Loss) before Income Taxes

Operating income (loss) before income taxes increased $589.7 million from a loss of $339.9 million to income of $249.8 million primarily due to improving equity markets, which increased fee income and investment returns on alternative investments, a reduction in interest expense and favorable DAC/VOBA and other intangible unlocking in our Retirement and Individual Life segments and a smaller DAC/VOBA and other intangible write-down in our Closed Block Variable Annuity segment. As described above, both years reflected DAC/VOBA and other intangible charges related to Closed Block Variable Annuity loss recognition, with the write-down in 2010 being smaller than 2009.

Adjustments from Income (Loss) before Income Taxes to Operating Income before Taxes

Net investment gains decreased $286.0 million from $318.2 million to $32.2 million due to reduction in gains on the sale of securities and were partially offset by a reduction in impairments.

Net guaranteed benefit hedging losses and related charges and adjustments decreased $783.0 million from $790.8 million to $7.8 million. Losses in 2010 were close to zero as hedge losses were essentially offset by reserve reductions, but we incurred a $1,083.1 million loss in 2009 due to the capital hedge overlay program from equity market appreciation. As discussed above, the Closed Block Variable Annuity capital hedge overlay program focuses on protecting regulatory capital rather than mitigating earnings volatility. Improving credit spreads in 2009 drove a fair value loss on embedded derivatives of $1,303.6 million for non-performance risk. These losses in 2009 were partially offset by gains on embedded derivatives from increasing interest rates.

Losses related to businesses exited through reinsurance or divestment decreased $17.1 million from $20.4 million to $3.3 million primarily due to the deferred gain amortization on the group reinsurance business that was divested at the end of 2009, partially offset by higher letter of credit costs on the individual reinsurance business that was divested in prior years, but where we remain responsible for a portion of the letter of credit costs.

Other adjustments to operating income changed ($3.9) million from ($70.9) million to ($67.0) million due to reduction in projects related to the CitiStreet integration, which was acquired in 2008.

Losses related to early extinguishment of debt was $108.3 million in 2010 due to the difference in the book value versus market value of $3.0 billion of debt that was converted to equity in 2010. There was no similar conversion in 2009.

Immediate recognition of net actuarial gains (losses) related to pension and other post-employment benefit obligations and gains (losses) from plan adjustments and curtailments increased $50.1 million from a gain of $2.6 million to a loss of $47.5 million due primarily to changes in interest rates.

Results of Operations – Segment by Segment

Retirement Solutions – Retirement

The following table reflects operating income before income taxes of our Retirement segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Operating revenues:
Net investment income and net realized gains (losses)	$388.1	$353.7	$1,435.9	$1,405.2	$1,304.4
Fee income	177.1	183.3	713.5	711.4	657.0
Premiums	0.5	4.3	8.1	3.0	2.4
Other revenue	14.7	19.6	67.9	59.4	60.7

Total operating revenues	580.4	560.9	2,225.4	2,179.0	2,024.5

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	208.4	200.2	826.2	797.9	781.9
Operating expenses	213.9	213.0	844.5	900.3	821.8
Net amortization of DAC/VOBA	33.8	21.7	111.1	9.2	60.4
Interest expense	0.4	0.5	1.7	2.0	2.1

Total operating benefits and expenses	456.5	435.4	1,783.5	1,709.4	1,666.2

Operating income (loss) before income taxes	$123.9	$125.5	$441.9	$469.6	$358.3

The following tables present AUM and AUA for our Retirement segment at the dates indicated:

($ in millions)	As of March 31,		As of December 31,
	2012	2011	2011	2010	2009
Corporate market	$31,680.7	$30,309.6	$29,134.4	$29,486.0	$26,749.5
Tax exempt market	45,304.0	42,979.6	42,691.3	43,221.9	39,942.7

Total full service plans	76,984.7	73,289.2	71,825.7	72,707.9	66,692.2
Stable value(1)	5,838.4	3,947.8	5,560.9	1,987.7	810.0
Individual market	2,256.7	1,982.3	2,091.1	1,842.2	1,382.9

Total AUM	85,079.8	79,219.3	79,477.7	76,537.8	68,885.1
AUA	215,548.6	221,931.7	208,249.0	214,274.0	203,040.3

Total AUM and AUA	$300,628.4	$301,151.0	$287,726.7	$290,811.8	$271,925.4

	As of March 31,		As of December 31,
	2012	2011	2011	2010	2009
General Account	$25,784.5	$23,838.0	$25,528.3	$23,588.1	$22,755.4
Separate Account	47,053.1	45,188.1	42,920.8	43,284.1	38,585.0
Mutual Funds/Institutional Funds	12,242.2	10,193.2	11,028.6	9,665.6	7,544.7
AUA	215,548.6	221,931.7	208,249.0	214,274.0	203,040.3

Total AUM and AUA	$300,628.4	$301,151.0	$287,726.7	$290,811.8	$271,925.4

(1)	Where we are the investment manager

The following table presents a rollforward of AUM for our Retirement segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Balance as of beginning of year	$79,477.7	$76,537.8	$76,537.8	$68,885.1	$58,273.5
Deposits	3,142.1	2,967.3	11,927.4	12,575.3	9,597.6
Surrenders, benefits and product charges	(2,522.5)	(2,674.5)	(8,926.4)	(11,129.9)	(8,740.0)

Net flows	619.6	292.8	3,001.0	1,445.4	857.6
Interest credited and investment performance	4,982.5	2,388.7	(61.1)	6,207.3	9,754.0

Balance as of end of year	$85,079.8	$79,219.3	$79,477.7	$76,537.8	$68,885.1

Retirement – Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Operating revenues

Net investment income and net realized gains (losses) increased $34.4 million from $353.7 million to $388.1 million primarily due to an increase in general account assets, which increased $2.0 billion from $23.8 billion to $25.8 billion. The volatility in the equity market during the second half of 2011 resulted in participants transferring funds from variable investment options into the fixed investment option, which contributed to an increase in average general account assets.

Fee income decreased $6.2 million from $183.3 million to $177.1 million. The decrease in fee income was primarily due to a decrease in pricing for certain full service retirement plans as a result of competition. Additionally, recordkeeping fees decreased due to an increase in terminated contracts.

Premiums decreased $3.8 million from $4.3 million to $0.5 million primarily due to a decline in the issuance of single premium immediate annuities with life contingencies.

Other revenue decreased $4.9 million from $19.6 million to $14.7 million due to a change in contractual amounts paid to/from retirement plan customers upon surrender.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $8.2 million from $200.2 million to $208.4 million primarily due to an increase in general account liabilities, which corresponded to the increase in general account assets as described above. The increase was partially offset by a decrease in average credited rates on general account liabilities due to actions taken in January 2012 to reflect the low interest rate environment.

Net amortization of DAC/VOBA increased $12.1 million from $21.7 million to $33.8 million as a result of $13.3 million of lower favorable DAC/VOBA and other intangible unlocking.

Operating income (loss) before income taxes

Operating income (loss) before income taxes for our Retirement segment was essentially flat. Significant growth in net investment income (loss), due to an increase in general account asset volume, was offset by reductions in other revenue items and lower favorable DAC unlocking. Retirement net flows improved to $619.6 million from $292.8 million. The improvement was attributable to strong corporate and tax exempt market sales performance and persistency. Retirement account values totaled $85.1 billion, up from $79.2 billion at the end of the first quarter in 2011 and $79.5 billion at the end of the fourth quarter of 2011, driven by the increase in the equity market and positive net flows.

Retirement – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) increased $30.7 million from $1,405.2 million to $1,435.9 million primarily due to an increase in account values ($1.9 billion increase in general account assets as provided in the table above), partially offset by a $34.1 million decrease in alternative investment income. New sales, customer transfers from variable to fixed investment options in qualified and nonqualified annuity and funding agreement products and positive net flows through improved persistency contributed to the increase in general account assets. Overall yields for the general account, net of investment expense and excluding alternative investment results, remained consistent with 2010 and were approximately 5.7%. The decrease in alternative investment returns reflects the market declines and volatility in 2011.

Fee income increased $2.1 million from $711.4 million to $713.5 million. Increases in full service retirement plan and individual retirement product revenues of $17.8 million which were driven by net increases in separate account and institutional /mutual fund AUM were offset by a $17.8 million decrease in recordkeeping fees primarily due to terminated contracts.

Premiums increased $5.1 million from $3.0 million to $8.1 million primarily due to the timing of the sale of immediate annuity products with lifetime contingencies.

Other revenue increased $8.5 million from $59.4 million to $67.9 million primarily due to increases in broker dealer revenue

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $28.3 million from $797.9 million to $826.2 million primarily due to a $1.9 billion increase in general account AUM as provided in the table above. The increase was partially offset by a slight decrease in average credited rates on fixed fund options in qualified and nonqualified annuity and funding agreement products compared to 2010 due to management actions. Most of our fixed fund options contain guaranteed minimum credited rates ranging from 1% to 4%. As of December 31, 2011, approximately 70% of these funds were at the minimum credited rates.

Operating expenses decreased $55.8 million from $900.3 million to $844.5 million primarily driven by a $33.6 million decrease as a result of a restructuring effort in late 2010, which included the elimination of the wholesale distribution channel. Expenses in the recordkeeping business decreased $24.7 million commensurate with terminated contracts.

Net amortization of DAC/VOBA increased $101.9 million from $9.2 million to $111.1 million primarily as a result of $116.2 million of lower favorable DAC unlocking in 2011. The 2011 results include a favorable impact of $44.2 million compared to a favorable impact of $160.4 million in 2010 due to unlocking. Favorable unlocking in 2011 was driven by future assumption changes and greater than expected net flows into fixed investment option funds. Favorable unlocking in 2010 was driven by equity market growth above expectations and assumption updates resulting in an increase in future gross profit projections. Excluding the impact from the unlocking of DAC/VOBA, net amortization of DAC/VOBA decreased $14.3 million due to lower amortization rates resulting from favorable assumption updates.

Operating income (loss) before income taxes

Full-service retirement plan sales growth, together with our emphasis on strengthening net flows and implementing cost reductions, were the primary underlying drivers of improved results, absent DAC impacts. Favorable net flows of $3.0 billion in 2011 resulted in higher levels of AUM leading to both additional net investment income (loss) and fee income. The implementation of expense reduction initiatives resulted in lower operating expenses in 2011 as further distribution efficiencies were realized. However, the drivers of 2011 results were offset by a lower favorable DAC and other intangible unlocking of $116.2 million compared to 2010 resulting in a decrease in operating income before income taxes.

Retirement – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating revenues

Net investment income and net realized gains (losses) increased $100.8 million from $1,304.4 million to $1,405.2 million primarily due to $137.1 million of higher alternative investment income, as the equity markets improved in 2010. This was partially offset by a decline in yields on general account assets as a result of the low interest rate environment. Overall yields on general account assets, net of investment expense and excluding alternative investments were approximately 5.7% in 2010 compared to 5.9% in 2009.

Fee income increased $54.4 million from $657.0 million to $711.4 million primarily due to a $76.8 million increase in fee revenue associated with full service retirement plans and individual retirement products. This was driven by higher average separate account and institutional/mutual fund AUM due to improved equity market performance. This increase was partially offset by a $23.9 million decrease in recordkeeping fees primarily due to an increase in terminated contracts.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $16.0 million from $781.9 million to $797.9 million due to an increase in account values ($0.8 billion in general account AUM as provided in the table above) along with higher premium and interest bonuses paid on accounts. The increase was partially offset by a slight decrease in average credited rates on fixed fund options in qualified and nonqualified annuity and funding agreement products compared to 2009 due to management actions.

Operating expenses increased $78.5 million from $821.8 million to $900.3 million due to the transfer of the wholesale distribution force in early 2010 from our Closed Block Variable Annuity segment to support sales of the individual retirement rollover products and non-deferrable project spending to improve the then current infrastructure and prepare for anticipated future growth. Subsequently, the individual retirement product business was restructured in late 2010, which resulted in a significant reduction in headcount in the fourth quarter of 2010 and a reduction in the expense run rate heading into 2011. The remaining increase relates to a $13.6 million increase in AUM-based commissions driven by higher AUM levels.

Net amortization of DAC/VOBA decreased $51.2 million from $60.4 million to $9.2 million primarily due to $93.2 million in favorable unlocking. The 2010 results included a favorable unlocking impact of $160.4 million compared to $67.2 million in 2009. Favorable unlocking in both 2010 and 2009 was driven by higher than expected equity market appreciation, as well as assumption updates resulting in an increase in future gross profit projections. Excluding the impact from the unlocking of DAC/VOBA, net amortization of DAC/VOBA increased $42.0 million due primarily to a higher level of gross profits in 2010.

Operating income (loss) before income taxes

Markets continued their recovery into 2010, laying the groundwork for improvement in operating income. The higher equity market levels in 2010 compared to early 2009 contributed to higher favorable DAC/VOBA and other intangible unlocking and improved AUM-based fee income. The increase in operating income also reflected better net investment income, as returns on alternative investments improved.

Retirement Solutions—Annuities

The following table reflects operating income before income taxes of the Annuities segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Operating revenues:
Net investment income and net realized gains (losses)	$329.0	$339.2	$1,321.9	$1,369.4	$1,381.8
Fee income	7.4	5.7	29.8	24.1	14.9
Premiums	11.8	9.7	34.1	67.3	34.5
Other revenue	3.0	5.8	15.6	21.7	11.5

Total operating revenues	351.2	360.4	1,401.4	1,482.5	1,442.7

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	241.9	268.0	978.0	1,091.9	1,100.4
Operating expenses	31.2	30.3	126.7	131.0	114.4
Net amortization of DAC/VOBA	41.6	22.5	(91.5)	143.9	178.4
Interest expense	0.1	0.2	0.6	0.7	0.8

Total operating benefits and expenses	314.8	321.0	1,013.8	1,367.5	1,394.0

Operating income (loss) before income taxes	$36.4	$39.4	$387.6	$115.0	$48.7

The following table presents AUM for our Annuities segment at the dates indicated:

($ in millions)	As of March 31,		As of December 31,
	2012	2011	2011	2010	2009
AUM
General account	$24,770.2	$25,801.1	$25,198.5	$25,925.0	$25,302.9
Separate account	795.5	847.6	730.4	835.3	805.4
Mutual funds	2,026.9	1,365.8	1,761.3	1,089.0	260.4

Total AUM	$27,592.6	$28,014.5	$27,690.2	$27,849.3	$26,368.7

The following table presents a rollforward of AUM for our Annuities segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Balance as of beginning of year	$27,690.2	$27,849.3	$27,849.3	$26,368.7	$25,150.5
Deposits	596.1	756.1	2,716.8	2,855.6	3,204.6
Surrenders, benefits and product charges	(1,107.7)	(948.1)	(3,935.1)	(2,897.1)	(3,069.7)

Net flows	(511.6)	(192.0)	(1,218.3)	(41.5)	134.9
Interest credited and investment performance	414.0	357.2	1,059.2	1,522.1	1,083.3

Balance as of end of year	$27,592.6	$28,014.5	$27,690.2	$27,849.3	$26,368.7

Annuities – Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Operating revenues

Net investment income and net realized gains (losses) decreased $10.2 million from $339.2 million to $329.0 million primarily due to lower general account assets, which were partially offset by higher yields on our

CMO-B portfolio. General account assets decreased as a result of MYGAs lapsing at the end of their initial terms, largely due to crediting rates that were lower than the crediting rates during the initial term.

Fee income increased $1.7 million from $5.7 million to $7.4 million due to growth in assets of custodial mutual fund products, which are sold by the annuity distribution channel as an alternative retirement product. The growth in these products was due to new deposits and investment performance in the first quarter of 2012.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $26.1 million from $268.0 million to $241.9 million. The decrease was primarily a result of lower option costs on fixed index annuities (“FIA”) as well as a result of lapses of MYGA policies (as discussed above).

Net amortization of DAC/VOBA increased $19.1 million from $22.5 million to $41.6 million primarily due to an unfavorable change in unlocking being partially offset by lower amortization during the first quarter of 2012. The unfavorable unlocking is mainly due to a decrease in projected investment margins on the MYGA block in the first quarter of 2012 as well as an unfavorable variance between actual and expected gross profits in the first quarter of 2012. The favorable variance in amortization is mostly a result of a lower amortization rate due to revisions to the future gross profit projections as of December 31, 2011.

Operating income before income taxes

Operating income before income taxes decreased $3.0 million from $39.4 million to $36.4 million. The decrease was primarily driven by lower net investment income (loss) and higher amortization of DAC/VOBA, which was partially offset by higher fee income and lower interest credited and other benefits to contract owners/policyholders.

Annuities – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) decreased $47.5 million from $1,369.4 million to $1,321.9 million due to lower yields. The decrease in yield reflects the impact of lower interest rates in 2011.

Fee income increased $5.7 million from $24.1 million to $29.8 million due to growth in assets of mutual fund products, which are sold by the annuity distribution force as an alternative retirement product. Sales of mutual fund products increased from $859.9 million to $977.6 million during 2011, or a growth of 13.7%.

Premiums declined by $33.2 million from $67.3 million to $34.1 million due to lower sales of immediate annuities with life contingencies.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $113.9 million from $1,091.9 million to $978.0 million primarily due to a decrease in average crediting rates resulting from contracts with higher rates reaching maturity. The decrease also reflects lower sales of annuities with life contingencies, which results in a decrease in the related reserve associated with those products. In addition, amortization of sales inducements decreased due to an increase in estimated gross profits.

Operating expenses decreased $4.3 million from $131.0 million to $126.7 million due to slightly lower commission expenses in 2011.

Net amortization of DAC/VOBA decreased $235.4 million from $143.9 million to ($91.5) million primarily due to a favorable change in unlocking in 2011 compared to unfavorable unlocking in 2010. The favorable unlocking of DAC/VOBA in 2011 resulted from prospective assumption changes related to investment margins, or earned investment income less credited interest. The projections of this assumption were updated using improved modeling techniques, which provided for a better estimate of future cash flows.

Operating income before income taxes

Operating income before income taxes in 2011 increased $272.6 million from $115.0 million to $387.6 million primarily impacted by increased investment margins as well as updated actuarial assumptions and resulted in favorable unlocking of DAC/VOBA as described above.

Annuities – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating revenues

Net investment income and net realized gains (losses) decreased $12.4 million from $1,381.8 million to $1,369.4 million primarily due to lower yields reflecting a portfolio restructuring that we conducted in mid-2009 to early 2010 in order to maintain a strong liquidity profile. See “Investments—Investment Strategy.”

Fee income increased $9.2 million from $14.9 million to $24.1 million due to growth in assets of custodial mutual fund products, which the annuity distribution channel sells as an alternative retirement product.

Premiums increased $32.8 million from $34.5 million to $67.3 million due to higher sales of immediate annuities with life contingencies.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $8.5 million from $1,100.4 million to $1,091.9 million primarily due to a decrease in average crediting rates as more contracts were established at lower rates as a result of the low interest rate environment, partially offset by an increase in annuities with life contingencies reserves due to higher sales.

Operating expenses increased $16.6 million from $114.4 million to $131.0 million as a result of higher commissions driven by a growth in sales of custodial mutual fund products as well as higher trail commissions on indexed annuities.

Net amortization of DAC/VOBA decreased $34.5 million from $178.4 million to $143.9 million primarily due to lower amortization rates and lower gross profits.

Operating income before income taxes

Operating income before income taxes increased $66.3 million from $48.7 million to $115.0 million. The increase was primarily driven by lower net amortization of DAC/VOBA, being partially offset by a decrease in investment margins as a result of the portfolio restructuring described above.

Investment Management

The following table reflects operating income before income taxes of our Investment Management segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Operating revenues:
Net investment income and net realized gains (losses)	$5.4	$6.2	$8.8	$2.2	$(46.4)
Fee income	117.9	117.1	469.3	446.4	434.2
Other revenue	7.3	5.3	13.8	5.9	4.2

Total operating revenues	130.6	128.6	491.9	454.5	392.0

Operating benefits and expenses:
Operating expenses	97.6	103.3	404.4	404.4	347.6

Total operating benefits and expenses	97.6	103.3	404.4	404.4	347.6

Operating income (loss) before income taxes	$33.0	$25.3	$87.5	$50.1	$44.4

Our Investment Management operating segment revenues include the following intersegment revenues, primarily consisting of asset-based management and administration fees. The following table reflects the current fee structure pursuant to the asset management agreement.

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Investment Management intersegment revenues	$40.1	$40.8	$164.1	$156.8	$170.8

The following tables present AUM and AUA for our Investment Management segment at the dates indicated:

($ in millions)	As of March 31,		As of December 31,
	2012	2011	2011	2010	2009
AUM
Investment Management retail/institutional sourced	$49,754.9	$49,432.8	$49,391.5	$47,302.6	$48,602.2
ING U.S. retail/institutional sourced(1)	44,050.0	37,882.9	37,851.8	33,907.3	31,700.3
ING U.S. sourced general account	77,121.7	77,517.4	78,878.3	77,277.8	75,059.8

Total AUM	170,926.6	164,833.1	166,121.6	158,487.7	155,362.3
AUA
ING U.S. retail/institutional sourced	58,136.6	63,272.2	58,992.4	64,653.2	60,096.9

Total AUM and AUA	$229,063.2	$228,105.3	$225,114.0	$223,140.9	$215,459.2

(1)	ING U.S. retail/institutional sourced assets include AUM that is also included in other U.S. segments.

	As of March 31,		As of December 31,
	2012	2011	2011	2010	2009
AUM
Institutional/retail	$56,182.8	$54,342.1	$55,705.6	$51,612.3	$50,738.9
Insurance company separate account	37,622.1	32,973.6	31,537.7	29,597.6	29,563.6
General account	77,121.7	77,517.4	78,878.3	77,277.8	75,059.8

Total AUM	170,926.6	164,833.1	166,121.6	158,487.7	155,362.3
AUA
ING U.S. retail/institutional sourced	58,136.6	63,272.2	58,992.4	64,653.2	60,096.9

Total AUM and AUA	$229,063.2	$228,105.3	$225,114.0	$223,140.9	$215,459.2

The following table presents net flows for our Investment Management segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Net Flows
Investment Management sourced	$(186.0)	$452.9	$2,398.8	$(932.7)	$(5,266.8)
ING U.S. sourced, excluding Closed Block Variable Annuity	4,184.8	2,960.1	4,827.7	541.0	(2,532.8)
Closed Block Variable Annuity	(339.9)	(302.0)	(1,524.2)	(1,062.8)	—

Total	$3,658.9	$3,111.0	$5,702.3	$(1,454.5)	$(7,799.6)

Investment Management – Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Operating revenues

Net investment income and net realized gains (losses) was relatively constant, with a decrease of $0.8 million from $6.2 million to $5.4 million. We invest capital to seed new funds and strategies and to co-invest along with clients as a strategy to build scale and leverage costs. We expect the account balance to fluctuate from period to period due to the nature of these investments.

Fee income increased $0.8 million from $117.1 million to $117.9 million primarily due to an increase in AUM resulting in higher management and administrative fees earned. AUM increased 4% to $170.9 billion from $164.8 billion. The increase in AUM was the result of higher equity markets and the re-assignment of several large mutual fund management contracts to us based on our performance. We previously serviced these contracts and reported the assets as AUA.

Other revenue increased $2.0 million from $5.3 million to $7.3 million primarily due to an increase in performance and administrative related fees. Performance fees are earned when the return of certain asset classes exceeds benchmark returns or other performance targets.

Operating benefits and expenses

Operating expenses declined $5.7 million from $103.3 million to $97.6 million due primarily to lower incentive compensation expense in the first quarter of 2012.

Operating income before income taxes

Operating income before income taxes increased $7.7 million primarily due to lower operating expenses in the first quarter of 2012 and an increase in AUM that we manage on behalf of institutional and retail investors. The increase in AUM was the result of higher equity markets and the re-assignment of several large mutual fund management contracts to us based on our performance. We previously serviced these contracts and reported the assets as AUA.

Investment Management – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) increased $6.6 million from $2.2 million to $8.8 million primarily due to improved performance of funds and partnership investments resulting from improved market conditions.

Fee income increased $22.9 million from $446.4 million to $469.3 million primarily due to increase in AUM resulting in higher management and administrative fees earned. The increase in AUM was also due to the re-assignment of several large mutual fund management contracts to us based on our performance. We previously serviced these contracts and reported the assets as AUA.

Other revenue increased $7.9 million from $5.9 million to $13.8 million primarily due to an increase in production fees from a higher level of mortgage loan and private placement production activity as well as an increase in mortgage loan servicing fees. This was partially offset by a decrease in performance fees compared to 2010.

Operating benefits and expenses

Operating expenses were level with 2010 expenses at $404.4 million, the result of slightly higher compensation expense offset by cost reductions in other categories.

Operating income before income taxes

The overall increase in operating income in 2011 was primarily driven by an increase in AUM that we managed on behalf of institutions and retail investors. The increase in AUM was the result of higher equity markets as well as the re-assignment of several large mutual fund management contracts, which has resulted in additional fee income to us. We previously serviced these contracts and reported the assets as AUA. Operating expenses remained level with 2010.

Investment Management – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating revenues

Net investment income and net realized gains (losses) increased $48.6 million from ($46.4) million to $2.2 million primarily due to improved performance of funds, partnership investments and hedging strategies compared to losses reported on these investments in 2009. The primary driver of this increase was related to losses incurred on principal investing activities in 2009 that did not recur in 2010.

Fee income increased $12.2 million from $434.2 million to $446.4 million primarily due to increase in AUM and AUA, which resulted in a $30.0 million increase in management and administration fees. This was partially offset by a $17.8 million decrease in fees earned in connection with our management of general account assets due to asset mix changes which resulted in lower management fees.

Other revenue increased $1.7 million from $4.2 million to $5.9 million primarily due to an increase in production fees from a higher level of mortgage loan and private placement production activity. The increase was also due to an increase in mortgage loan servicing fees which was partially offset by a decrease in performance fees.

Operating benefits and expenses

Operating expenses increased $56.8 million from $347.6 million to $404.4 million primarily due to retention-based revisions affecting certain incentive compensation awards earned beginning in 2009. The increase was due in part to the deferral of $36.7 million of incentive compensation awards in 2009, the payment of which is being amortized over a three-year period beginning in 2010.

Operating income before income taxes

The overall increase in operating earnings was driven primarily by an increase in net investment income (loss). The primary driver of this increase was related to losses incurred on principal investing activities in 2009 that did not recur in 2010. The increase in operating earnings was also driven by higher fee income which was the result of an increase in average AUM and AUA during 2010. The increase in revenues was offset by an increase in operating expenses, which was primarily the result of the decision to defer a significant portion of incentive compensation in 2009 and amortize these deferrals over a three-year period beginning in 2010.

Insurance Solutions—Individual Life

The following table reflects operating income before income taxes of our Individual Life segment for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
($ in millions)	2012	2011	2011	2010	2009
Operating revenues:
Net investment income and net realized gains (losses)	$247.0	$241.7	$950.0	$942.8	$932.6
Fee income	318.8	309.8	1,288.7	1,229.1	1,235.1
Premiums	179.4	152.1	660.9	539.1	448.6
Other revenue	8.4	17.4	63.1	90.8	107.9

Total operating revenues	753.6	721.0	2,962.7	2,801.8	2,724.2

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	547.3	508.6	2,040.4	1,926.0	1,827.9
Operating expenses	97.0	81.5	332.8	325.0	299.0
Net amortization of DAC/VOBA	50.3	48.7	280.5	261.3	257.4
Interest expense	4.6	5.9	18.9	22.0	22.7

Total operating benefits and expenses	699.2	644.7	2,672.6	2,534.3	2,407.0

Operating income (loss) before income taxes	$54.4	$76.3	$290.1	$267.5	$317.2

The following table presents sales, gross premiums, in-force and policy count for our Individual Life segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
Sales by Product Line	2012	2011	2011	2010	2009
Universal life
Guaranteed	$22.2	$16.6	$68.1	$27.2	$50.2
Accumulation	6.1	9.9	28.7	36.6	25.8
Indexed	5.1	5.5	28.3	20.7	8.5

Total universal life	33.4	32.0	125.1	84.5	84.5
Variable life	1.2	4.1	12.3	11.5	14.3
Term	33.7	37.2	155.5	127.7	147.0

Total sales by product line	$68.3	$73.3	$292.9	$223.7	$245.8

Total gross premiums	$598.7	$529.0	$2,140.7	$1,912.5	$1,898.2
In-force face amount	$581,725.6	$514,841.7	$567,718.1	$496,711.7	$434,804.9
In-force policy count	1,327,381	1,255,880	1,313,057	1,237,165	1,185,765
New business policy count (paid)	34,054	38,733	156,650	132,856	159,391

Individual Life – Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Operating revenues

Net investment income and net realized gains (losses) increased $5.3 million from $241.7 million to $247.0 million primarily due to $5.4 million of increased prepayment fees.

Fee income increased $9.0 million from $309.8 million to $318.8 million primarily due to a growth in cost of insurance (“COI”) consistent with in-force growth and other policyholder charges as a result of strong sales. Low lapse rates also helped the in-force block grow on a net basis.

Premiums increased $27.3 million from $152.1 million to $179.4 million due to increased renewal premiums from the first quarter of 2011 term life sales along with strong term life sales in the first quarter of 2012.

Other revenue decreased $9.0 million from $17.4 million to $8.4 million primarily as a result of lower surrender fees on our Individual Life segment as we experienced higher persistency with the in-force block.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $38.7 million from $508.6 million to $547.3 million primarily due to unfavorable net mortality results. Direct claims were favorable when compared to the first quarter of 2011, but reinsurance recoveries provided less of a benefit, specifically on the universal life block, as there were a higher number of gross claims with low face amounts that had little to no reinsurance.

Operating expenses increased $15.5 million from $81.5 million to $97.0 million driven primarily by higher premium tax assessments as a result of higher collected premiums. Also contributing to this increase was the overall growth in policy administration and other non-deferrable expenses to support the business growth.

Interest expense decreased $1.3 million from $5.9 million to $4.6 million due to lower LIBOR rates in first quarter of 2012, as interest costs associated with our surplus notes backing captive financial reinsurance arrangements are based on LIBOR.

Operating income before income taxes

Individual Life segment results decreased in comparison to the first quarter of 2011 primarily due to unfavorable net mortality results. Direct claims were favorable when comparing periods, but reinsurance recoveries provided less of a benefit, specifically on the universal life block, as there were a higher number of gross claims with low face amounts that had little to no reinsurance. The unfavorable variance was partially offset by strong revenue growth, which was primarily driven by higher premiums as a result of in-force growth.

Individual Life – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) increased $7.2 million from $942.8 million to $950.0 million primarily due to higher yields on our CMO-B portfolio, this increase was partially offset by lower prepayment fees.

Fee income increased $59.6 million from $1,229.1 million to $1,288.7 million primarily due to a growth in cost of insurance consistent with in-force growth and other policyholder charges as a result of strong sales of universal life and term products. Lower lapse rates also helped the in-force block grow on a net basis.

Premiums increased $121.8 million from $539.1 million to $660.9 million due to continued growth in term sales and favorable lapse experience on in-force term policies. Term sales increased $27.8 million in 2011 primarily due to the distribution strategy targeting more affluent customers. This resulted in higher sales per policy and increased overall sales in 2011. In addition, term policies renewed at a higher than expected rate, particularly on policies issued in 2010, and thus provided for higher premiums due to this higher persistency.

Other revenue decreased $27.7 million from $90.8 million to $63.1 million primarily as a result of lower surrender fees as we experienced higher persistency with the in-force block.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $114.4 million from $1,926.0 to $2,040.4 million primarily due to a decrease in recoveries on gross claims on the UL block, an increase in direct claims on the term block in 2011 and growth in the term business. In addition, 2010 results included a favorable reserve development of $27.4 million associated with certain universal life products. The absence of a similar reserve development in 2011 resulted in lower earnings as compared to 2010.

Operating expenses increased $7.8 million from $325.0 million to $332.8 million as a result of an increase in information technology and project-related expenses to support business growth and process efficiency.

Net amortization of DAC/VOBA increased $19.2 million from $261.3 million to $280.5 million primarily due to increased gross profits on universal life products in 2011. Amortization also increased primarily due to additional deferred costs on the term life products, as a result of the continued growth of this block of business.

Interest expense decreased $3.1 million from $22.0 million to $18.9 million due to lower LIBOR rates in 2011, as interest costs associated with our surplus notes backing captive financial reinsurance arrangements are based on LIBOR.

Operating income (loss) before income taxes

Our actions to competitively decrease pricing and introduce new universal life products in 2010 resulted in a substantial growth in sales in 2011. Fee income increased as a result of this growth in universal life sales in 2011. Term products also experienced considerable growth in 2011 with sales improving 21.8%. While premium revenue on term policies increased substantially, part of this revenue growth was offset by the increase in benefits associated with the expected rise in term reserves and the absence of favorable reserve development related to a block of universal life policies, which improved 2010 results. Financing costs for captive reinsurance arrangements also increased following the establishment of additional capacity facilities and the restructuring of existing facilities, which increased contractual rates.

Individual Life – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating revenues

Net investment income and net realized gains (losses) increased $10.2 million from $932.6 million to $942.8 million primarily due to higher returns on alternative investments, larger returns on our CMO-B portfolio and the related derivative activity and higher prepayment fee income. These increases are partially offset by the impact of lower interest rates and the restructuring of the investment portfolio.

Fee income decreased $6.0 million from $1,235.1 million to $1,229.1 million due to a decline in account values associated with the universal and variable life products during 2010.

Premiums increased $90.5 million from $448.6 million to $539.1 million due to growth of the term life block of business. Sales of term life products were $127.7 million in 2010 compared to $147.0 million in 2009. However, the periods prior to 2010 experienced significant growth in term life product sales prior to 2010 and renewals of these products were a key driver of the increase in 2010. We decreased our prices of term life in 2010 in order to strengthen our position in this highly competitive market.

Other revenue decreased $17.1 million from $107.9 million to $90.8 million primarily as a result of lower surrender fees as we experienced higher persistency with the in-force block resulting in lower fees on surrenders.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders increased $98.1 million from $1,827.9 million to $1,926.0 million due primarily to a $90.3 million increase in net mortality (direct claims, net of reinsurance recoveries and reserves released upon death). The change was primarily due to favorable net mortality in 2009 that did not occur in 2010. In addition, growth in term insurance premiums contributed to the increase in reserves.

Operating expenses increased $26.0 million from $299.0 million to $325.0 million due to overall growth in policy administration and other non-deferrable expenses to support the growth in the business.

Net amortization of DAC/VOBA increased $3.9 million from $257.4 million to $261.3 million primarily due to increased premiums on the term life products as a result of the continued growth of this block.

Interest expense decreased $0.7 million from $22.7 million to $22.0 million due to lower LIBOR rates in first quarter of 2010, as interest costs associated with our surplus notes backing captive financial reinsurance arrangements are based on LIBOR.

Operating income (loss) before income taxes

Overall, 2010 was impacted by the lingering effects of the economic crisis, that were muted in 2009 by very favorable net mortality and non-repeatable levels of surrender fee income. Gross claims in 2010 were higher and recoveries only partially offset the higher gross claims. In addition, surrender fees were higher in 2009 due to the financial crisis which generated higher than normal surrenders on the universal life block.

Insurance Solutions—Employee Benefits

The following table reflects operating income before income taxes of the Employee Benefits segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Operating revenues:
Net investment income and net realized gains (losses)	$31.7	$31.3	$124.3	$128.3	$95.0
Fee income	15.4	15.4	61.8	61.0	59.6
Premiums	268.4	275.5	1,063.4	1,091.5	1,200.8
Other revenue	(2.2)	(0.7)	(3.3)	(3.0)	1.8

Total operating revenues	313.3	321.5	1,246.2	1,277.8	1,357.2

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	234.0	244.0	917.7	943.5	1,067.7
Operating expenses	61.2	60.7	229.3	232.9	242.9
Net amortization of DAC/VOBA	2.5	3.5	15.9	19.4	9.4

Total operating benefits and expenses	297.7	308.2	1,162.9	1,195.8	1,320.0

Operating income (loss) before income taxes	$15.6	$13.3	$83.3	$82.0	$37.2

The following table presents sales, gross premiums and in-force for our Employee Benefits segment for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
Sales by Product Line	2012	2011	2011	2010	2009
Group life	$25.3	$18.2	$36.8	$41.6	$48.0
Group stop loss	112.3	95.5	140.9	170.9	134.3
Other group products	9.6	6.2	19.8	22.6	19.0

Total group products	147.2	119.9	197.5	235.1	201.3
Voluntary products	7.4	7.7	28.0	28.9	29.2

Total sales by product line	$154.6	$127.6	$225.5	$264.0	$230.5

Gross premiums	$312.8	$320.9	$1,244.6	$1,278.7	$1,345.6
Total annualized in-force premiums	1,308.1	1,279.2	1,259.5	1,320.8	1,363.7

Interest Adjusted Loss Ratios
Group life	82.8%	82.8%	77.5%	81.0%	79.0%
Group stop loss	76.2%	83.5%	82.9%	83.7%	80.2%

Employee Benefits – Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Operating revenues

Premiums decreased $7.1 million from $275.5 million to $268.4 million primarily due to a decline in group life premiums when compared to the same quarter in 2011, which was partially offset by an increase of 6.0% in stop loss premiums. Disability premiums continued to decline due to the reinsurance of substantially all of our short term and voluntary disability business effective April 1, 2011.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $10.0 million from $244.0 million to $234.0 million primarily due to favorable claims experience in our stop loss product, due to an increase in reinsurance recoveries, partially offset by unfavorable mortality results in the voluntary universal life products and lower favorable claims reserve development on the retained long-term disability product.

Net amortization of DAC/VOBA decreased $1.0 million from $3.5 million to $2.5 million, due to a $2.6 million write down of DAC included in the fourth quarter of 2011, resulting from a reinsurance transaction for the voluntary disability product.

Operating income before income taxes

Growth of the in-force stop loss business and improved loss ratios on stop loss contributed significantly to improved operating income in the first quarter of 2012 compared to the first quarter of 2011. The improved operating income was offset by lower favorable reserve development on the retained long-term disability business in the first quarter of 2012. Significant initiatives in 2011 focused on improving the quality of our stop-loss business through more selective underwriting and reducing our retained risk on short-term disability and voluntary disability products through a new reinsurance arrangement. Claims on the long-term disability business with an effective date after September 1, 2009 are substantially all reinsured and claims prior to September 1, 2009 are substantially all retained. This retained business experienced favorable reserve development in the first quarter of 2012 and 2011, but the favorable development is declining as the business runs off. The results on stop loss and long-term disability largely offset each other, which resulted in a slightly higher operating income.

Employee Benefits – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating revenues

Net investment income and net realized gains (losses) decreased $4.0 million from $128.3 million to $124.3 million primarily due to lower invested assets as a result of the decline in size of the group life in-force block.

Premiums decreased $28.1 million from $1,091.5 million to $1,063.4 million primarily due to an 11.8% decline in group life in-force and a 35.6% decline in disability in-force. In addition, reinsured premiums increased due to reinsurance of short-term and voluntary disability business beginning April 1, 2011. The group life in-force decline reflects tighter competitor pricing in the market where we have chosen not to relax our risk and profitability requirements in pricing. The disability in-force decline reflects more selective underwriting and pricing actions by our reinsurer, which is driving higher lapse rates and lower sales. The reinsurance was structured in similar manner to our long-term disability reinsurance program entered into in 2009. Accordingly, we reinsure substantially all the risk for new claims on existing in-force business beginning April 1, 2011 and for new business written after that date. These policies contributed to direct premium revenue for the full year for 2010, but only the first quarter of 2011.

Operating benefits and expenses

Interest credited and other benefits to contract owners/policyholders decreased $25.8 million from $943.5 million to $917.7 million primarily due to the decline in total in-force insurance policies as evidenced by a 2.7% decrease in gross premiums. Improved loss ratios on group stop loss products also contributed to the decline. The improved loss ratios were partially offset by unfavorable mortality results in the voluntary products, particularly the whole life block and less favorable experience on claims associated with the run-off block of the retained long-term disability products relative to 2010.

Operating expenses decreased $3.6 million from $232.9 million to $229.3 million due to a combination of factors. Operating expenses declined by $6.0 million primarily driven by lower costs resulting from reinsuring the disability business. Reinsurance allowances increased $1.8 million in 2011 due to the new reinsurance contract covering the short-term disability and voluntary disability business which became effective on April 1, 2011. These positive impacts were offset by lower capitalized commissions of $3.7 million.

Net amortization of DAC/VOBA decreased $3.5 million primarily from $19.4 million to $15.9 million due to a decline in amortization on universal life products due to lower gross profits, this decrease was partially offset by a growth in amortization on short-term disability and voluntary disability products due to the impact of the aforementioned reinsurance transaction. Unfavorable prospective unlocking in 2010 of $2.0 million resulted in lower DAC amortization in 2011. The reinsurance transaction also resulted in a $2.5 million adjustment of DAC.

Operating income (loss) before income taxes

Growth of the in-force stop loss business and improved loss ratios on stop loss contributed significantly to improved operating income relative to 2010, despite a reduction in new sales. Significant initiatives in 2011 focused on improving the quality of our group stop loss business through more selective underwriting and reducing our retained risk on short-term disability and voluntary disability products through a new reinsurance arrangement. New long-term disability business is substantially reinsured and our in-force is in run-off. The retained claims experienced favorable development, partially due to case management initiatives. The favorable development on the run-off long term disability block was approximately $20.0 million more in 2010 than in 2011. The net effect of these results on stop loss and long-term disability, respectively, largely offset each other resulting in essentially flat operating income in 2011 relative to 2010.

Employee Benefits – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating revenues

Net investment income and net realized gains (losses) increased $33.3 million from $95.0 million to $128.3 million primarily due to higher yields on invested assets.

Premiums decreased $109.3 million from $1,200.8 million to $1,091.5 million primarily due to lower in-force annualized premiums in disability and group life, partially offset by higher stop loss premiums. Long-term disability premiums decreased significantly from 2009 due to the reinsurance of a substantial portion of the business written after September 1, 2009. Group stop loss sales increased $36.6 million, attributable primarily to improved rates. The group life market, however, continued to be highly competitive and sales decreased $6.4 million. The overall growth in the group sector was partially offset by a decrease in voluntary product sales.

Operating Benefits and Expenses

Interest credited and other benefits to contract owners/policyholders decreased $124.2 million from $1,067.7 million to $943.5 million due to a combination of factors, including a 5.0% decline in gross premiums associated with a decrease in total insurance in-force and thus less exposure to claims expense. Group disability benefits also decreased as a result of the reinsurance put in place effective September 1, 2009, which allowed for more active case management on retained long-term disability claims, including recovery of overpayments on targeted claims. The more active case management resulted in favorable run-off experience on the retained long-term disability business of $37.2 million and is accretive to 2010 earnings. Higher benefit expenses during 2010 resulted in a higher loss ratio for group life and stop loss products.

Operating expenses decreased $10.0 million from $242.9 million to $232.9 million primarily due to $3.8 million lower commissions from the continued decline in total annualized in-force premiums in disability and group life. In addition, reinsurance expense reimbursements were $9.8 million in 2010 from the implementation of reinsurance on the long-term disability products which resulted in an increase in expense allowances. The reinsurance expense reimbursements were offset by $4.9 million of higher operating expenses in 2009, including $2.1 million related to the positive effects of certain compensation adjustments and legal fee reimbursements recognized in 2009 but not in 2010.

Net amortization of DAC/VOBA increased $10.0 million from $9.4 million to $19.4 million due to $4.4 million of higher amortization on universal life products and $3.5 million of higher amortization on voluntary health products. There was $2.0 million unfavorable unlocking during 2010 related to prospective changes in lapse and maintenance expense assumptions.

Operating income (loss) before income taxes

Improvements in market conditions during 2010 anchored an increase of $44.8 million, due in part from higher returns on alternative investments, which increased by $33.2 million. In addition, we focused on reducing risk through product initiatives, including the reduction of long-term disability claim expense through more active case management. Coupled with favorable development on reserves, our long-term disability business results were $37.2 million higher. Partially offsetting these items was decreased operating income of $21.2 million due to higher loss ratios on the group life product as a result of higher claims.

Corporate

The following table reflects operating income before income taxes of our Corporate segment for the periods presented:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Interest expense (including interest rate swap settlements)	$(16.7)	$(71.0)	$(185.7)	$(383.5)	$(506.3)
Closed Block Variable Annuity contingent capital letter of credit costs	(18.9)	—	—	—	—
Amortization of intangibles	(8.7)	(8.3)	(34.4)	(33.6)	(33.5)
Other	(3.9)	34.8	(10.1)	18.0	69.3

Operating income (loss) before income taxes	$(48.2)	$(44.5)	$(230.2)	$(399.1)	$(470.5)

Our Corporate segment operating results include investment income on assets backing surplus in excess of amounts held at the operating segment level, financing and interest expenses, amortization of intangibles, and other items not allocated to operating segments.

Corporate – Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Operating loss before income taxes increased $3.7 million from $44.5 million to $48.2 million as a result of several offsetting factors. The largest contributor was a $54.3 million decline in interest expenses (net of swap settlements) due to a $2.7 billion and a $1.3 billion debt to equity conversion in the second quarter and fourth quarter of 2011, respectively, and lower swap interest expense due to the termination of the interest rate swaps in 2011. The lower interest expense was offset by an $18.9 million increase in contingent capital letter of credit costs for our Closed Block Variable Annuity segment and an increase in operating expenses due to $30.1 million of lower compensation expense in 2011, resulting from payments related to 2010 performance which were less than the accrual. This accrual release was not allocated to our segments.

Corporate – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating loss before income taxes decreased $168.8 million from $399.1 million to $230.2 million primarily driven by a $199.2 million reduction in interest costs as a result of a $2.7 billion debt to equity conversion during the second quarter of 2011 and $1.3 billion debt to equity conversion in the fourth quarter of 2011. In addition, operating expenses in 2010 included a charge of $24.0 million related to an insurance industry insolvency fund for Executive Life Insurance Company of New York (“ELNY”) compared to a charge of $4.0 million in 2011. Offsetting these favorable items was a 2011 charge of $68.9 million, net of associated DAC, to increase reserves in connection with our use of the SSDMF to identify potential life insurance claims that have not yet been presented to us.

Corporate – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Operating loss before income taxes declined by $71.4 million from $470.5 million to $399.1 million primarily due to a $121.4 million reduction in interest expenses due to a $3.0 billion debt to equity conversion in January 2010. This was partially offset by a charge of $24.0 million related to an insurance industry insolvency fund for ELNY and a $12.6 million reduction in investment income backing surplus due to changes in yields on our CMO-B portfolio.

Closed Blocks

The following table reflects operating income (loss) before income taxes of our Closed Blocks for the periods presented:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Closed Block Variable Annuity	$(30.3)	$21.2	$(18.3)	$(324.8)	$(683.9)
Closed Block Institutional Spread Products	22.1	19.5	83.2	(3.8)	1.8
Closed Block Other	2.2	(4.0)	(13.0)	(6.7)	6.9

	$(6.0)	$36.7	$51.9	$(335.3)	$(675.2)

The following table reflects operating income (loss) before income taxes of our Closed Block Variable Annuity segment for the periods presented:

($ in millions)	Three Months Ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009
Operating revenues:
Net investment income and net realized gains (losses)	$(123.2)	$(104.3)	$(461.1)	$(493.6)	$(241.2)
Fee income	310.3	330.1	1,280.7	1,285.7	1,133.0
Premiums	—	—	—	—	0.4
Other revenue	6.7	11.9	37.9	46.1	41.5

Total operating revenues	193.8	237.7	857.5	838.2	933.7

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	98.9	89.6	377.4	505.2	647.5
Operating expenses	110.2	107.5	421.1	398.7	408.3
Net amortization of DAC/VOBA	15.0	19.4	77.3	252.6	555.2
Interest expense	–	–	–	6.5	6.6

Total operating benefits and expenses	224.1	216.5	875.8	1,163.0	1,617.6

Operating income (loss) before income taxes	$(30.3)	$21.2	$(18.3)	$(324.8)	$(683.9)

The following table reflects operating income (loss) before income taxes of our Closed Block Institutional Spread Products segment for the periods presented:

($ in millions)	Three Months Ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009
Operating revenues:
Net investment income and net realized gains (losses)	$42.9	$48.2	$188.8	$168.0	$307.0
Fee income	–	–	0.1	0.3	0.5
Premiums	0.6	0.6	2.3	2.3	2.3
Other revenue	(0.5)	(1.0)	(3.1)	(3.0)	(1.2)

Total operating revenues	43.0	47.8	188.1	167.6	308.6

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	17.4	24.7	89.0	152.8	275.8
Operating expenses	2.8	2.9	11.3	13.8	19.4
Net amortization of DAC/VOBA	0.1	0.1	0.6	0.6	0.6
Interest expense	0.6	0.6	4.0	4.2	11.0

Total operating benefits and expenses	20.9	28.3	104.9	171.4	306.8

Operating income (loss) before income taxes	$22.1	$19.5	$83.2	$(3.8)	$1.8

The following table reflects operating income (loss) before income taxes of our Closed Block Other segment for the periods presented:

($ in millions)	Three Months Ended March 31,		Year ended December 31,
	2012	2011	2011	2010	2009
Operating revenues:
Net investment income and net realized gains (losses)	$8.2	$9.4	$39.0	$36.4	$41.1
Fee income	0.1	2.3	5.7	18.1	35.4
Premiums	1.7	1.7	4.3	5.3	5.5
Other revenue	0.4	0.8	3.2	4.5	6.4

Total operating revenues	10.4	14.2	52.2	64.3	88.4

Operating benefits and expenses:
Interest credited and other benefits to contract owners/policyholders	7.0	10.1	29.0	22.8	7.8
Operating expenses	1.2	8.1	36.1	48.9	73.5
Net amortization of DAC/VOBA	—	—	—	(0.7)	—
Interest expense	—	—	0.1	0.1	0.2

Total operating benefits and expenses	8.2	18.2	65.2	71.0	81.5

Operating income (loss) before income taxes	$2.2	$(4.0)	$(13.0)	$(6.7)	$6.9

Closed Blocks – Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Closed Block Variable Annuity

Operating income (loss) before income taxes for our Closed Block Variable Annuity segment decreased $51.5 million from $21.2 million to ($30.3) million as a result of several factors. Net investment income (loss), which includes the cost of hedging GMIB and GMDB benefits, was $18.9 million lower due to lower yield on assets backing reserves and higher hedge cost as a result of higher average hedge notional balances on the GMIB and GMDB products. Fee income was lower by $19.8 million due to lower average equity AUM balances resulting from continued product outflows. Interest credited and other benefits to contract owners/policyholders was $9.3 million higher due to an increase in reserve costs on the GMIB product. Partially offsetting these items was $4.4 million lower DAC/VOBA amortization due to lower gross revenues.

Closed Block Institutional Spread Products

Operating income before income taxes for our Closed Block Institutional Spread Products segment increased $2.6 million from $19.5 million to $22.1 million due to improved yields on certain structured asset classes and reductions in contract interest crediting costs, which had a favorable impact to income, offset by a reduction in block size. The average block size based on AUM declined approximately 24.0% from $7.1 billion to $5.4 billion.

Closed Block Other

Operating income (loss) before income taxes for our Closed Block Other segment increased $6.2 million from ($4.0) million to $2.2 million as a result of several factors. A favorable reserve development in the retained portion of the group reinsurance business was partially offset by a reduction in net investment income. In addition to the impact from the group reinsurance business, a $4.0 million decline in operating expenses resulted from the elimination of certain Corporate functions that supported ING Group’s Latin America business. ING Group sold the Latin America business during late 2011. The continuing run-off of this segment contributed to a decline in fee income and a corresponding decrease in operating expenses.

Closed Blocks – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Closed Block Variable Annuity Segment

Operating loss before income taxes changed $306.5 million from ($324.8) million to ($18.3) million. This was primarily driven by the following factors. Amortization of DAC/VOBA was $175.3 million lower than 2010, primarily due to a loss recognition write down due to the market decline in the second quarter of 2010. Interest credited and other benefits to contract owners/policyholders was $127.8 million lower, due to a write down of the deferred sales inducement asset in the second quarter of 2010, a decrease in the benefit ratio for GMIB and GMDB benefits, resulting from the strong equity market returns in the latter part of 2010, and favorable development on a claims provision. Investment income was $32.5 million higher due to increased yields on assets backing reserves. These improvements were partially offset by an increase in operating expenses of $22.4 million primarily due to an increase in trail commissions.

Closed Block Institutional Spread Products

Operating income before income taxes increased $87.0 million from ($3.8) million to $83.2 million as a result of the following factors. Net investment income was $20.8 million higher due to higher yields on the CMO-B portfolio, partially offset by a decrease in block size assets. See “Investments—CMO-B Portfolio.” The average block size based on AUM declined approximately 20.2% from $7.9 billion in 2010 to $6.3 billion in 2011. In addition, interest credited and other benefits to contract owners/policyholders decreased $63.8 million primarily due the drop in the block size, as well as declines in the overall contract costs. In the latter half of 2010, a significant block of fixed rate contracts were restructured to floating rate contracts which resulted in lower interest crediting costs in 2011.

Closed Block Other

Operating loss before income taxes increased $6.3 million from ($6.7) million to ($13.0) million as a result of several factors. Fee income decreased $12.4 million primarily due to the continued decline in fees associated with the run-off of the health and welfare business. This decrease is representative of run-off due to the strategic decision to discontinue active marketing of these services. Interest credited and other benefits to contract owners/policyholders increased $6.2 million due to an increase in reserves for exposure to worker’s compensation claims associated with the retained group reinsurance business. This reserve strengthening was the result of our ongoing review of experience and expectations of claims development on this business. Operating expenses decreased $12.8 million due to the decline in expenses associated with continued run-off of this segment.

Closed Blocks – Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Closed Block Variable Annuity

Operating income (loss) before income taxes improved $359.1 million from ($683.9) million to ($324.8) million as a result of several factors. Fee income increased $152.7 million, due to higher average equity AUM balances in 2010, as a result of strong equity market performance in the last nine months of 2009 and in the last half of 2010. Amortization of DAC/VOBA was $302.6 million less in 2010. While the DAC/VOBA assets were written down in both years due to loss recognition and unlocking (as a result of the market declines in the first quarter of 2009 and in the second quarter of 2010), the write down in 2010 was lower than in 2009. Interest credited and other benefits to contract owners/policyholders was $142.3 million lower in 2010 primarily due to lower amortization of deferred sales inducements, as a result of the same factors that lowered DAC/VOBA amortization. These benefits were partially offset by a decrease in net investment income and net realized gains (losses) of $252.4 million, primarily due to an increase in hedge costs, driven by higher average hedge notional balances related to GMIB and GMDB products.

Closed Block Institutional Spread Products

Operating income (loss) before income taxes decreased $5.6 million from $1.8 million to ($3.8) million as a result of the following factors. Net investment income (loss) decreased $139.0 million primarily due to a $3.8 billion decrease in the average size of the block, resulting from the shift to a non-core business with a run-off strategy and due to lower investment yields. The lower investment yields were the result of the continued decline in interest rates and a change in the mix of assets in the portfolio. Interest credited and other benefits to contract owners/policyholders decreased $123.0 million due to the decrease in the size of the block and lower interest crediting rates in 2010. In the latter half of 2010, some fixed rate contracts were restructured to floating rate contracts which reduced the interest crediting costs.

Closed Block Other

Operating income (loss) before income taxes decreased $13.6 million from $6.9 million to ($6.7) million as a result of the following factors. Efforts to exit non-strategic business units continued into 2010. We sold our Advisors Network business, which provided brokerage, advisory and insurance and trust services, in January 2010. Fee income declined by $17.3 million due to the continued decline in fees associated with the management of the health and welfare business. Interest credited and other benefits to contract owners/policyholders increased $15.0 million due to an increase in reserves for exposure to worker’s compensation claims associated with the retained group reinsurance business. This growth in reserves is attributable to the accumulation of required interest during the period on incurred claims. Operating expenses decreased $24.6 million due to the decline in expenses associated with the continued run-off of this segment.

Unlocking of DAC/VOBA and other Contract Owner/Policyholder Intangibles

Changes in operating income (loss) before income taxes and net income (loss) are influenced by increases and decreases in amortization of DAC, VOBA, DSI, and unearned revenue reserves (“URR”). The DAC asset represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are direct incremental costs of contract acquisition, as well as certain costs related directly to acquisition activities. Such costs consist principally of certain commissions, underwriting, sales, and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. The VOBA asset represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. We amortize VOBA over the life of the contracts using the same methodology and assumptions employed to amortize DAC. The DSI asset represents benefits paid to contract owners for a specified period that are incremental to the amounts we credit on similar contracts without sales inducements and are higher than the contracts’ expected ongoing crediting rates for periods after the inducement. We defer sales inducements and amortize them over the life of the contracts using the same methodology and assumptions employed to amortize DAC. (The amortization of sales inducements is included in Interest credited and other benefits to contract owners/policyholders.) In addition, a URR liability is recorded related to variable universal life and universal life products and represents policy charges for services to be provided in future periods. These policy charges are deferred as unearned revenue and amortized over the expected life of the contracts in proportion to the estimated gross profits in a manner consistent with DAC for these products. The change in URR is included in Fee income.

Generally, we amortize DAC/VOBA, DSI, and URR related to fixed and variable universal life contracts, variable deferred annuity contracts, and fixed deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. For variable deferred annuity contracts within the Closed Block Variable Annuity segment, we amortize DAC, VOBA, and DSI in relation to the emergence of estimated gross revenue. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on our experience and our overall short-term and long-term future expectations for returns available in the capital markets. At each valuation date, actual historical gross profits are reflected and estimated gross profits, and related assumptions, are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance, which is referred to as unlocking. As a result of this process, the cumulative balances of DAC/VOBA, DSI, and URR are adjusted with an offsetting benefit or charge to income to reflect changes in the period of the revision. An unlocking event that results in a benefit (“favorable unlocking”) generally occurs as a result of actual experience or future expectations being favorable compared to previous estimates. An unlocking event that results in a charge (“unfavorable unlocking”) generally occurs as a result of actual experience or future expectations being unfavorable compared to previous estimates. When unlocking, we unlock assumptions for each of the appropriate intangibles, and refer to the unlocking as “DAC/VOBA and other intangible” unlocking. As a result of unlocking, the amortization schedules for future periods are also adjusted.

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC, VOBA, and DSI balances each period. These assets are deemed to be unrecoverable if the estimated gross profits do not exceed these balances and a write-down is recorded that is referred to as loss recognition. We experienced loss recognition write-downs in first quarter 2009 and second quarter 2010 in our Closed Block Variable Annuity segment as a result of sharp equity declines.

The following table presents the amount of DAC, VOBA, DSI, and URR (“DAC/VOBA and other intangible”) unlocking and loss recognition that is included in segment operating income (loss) before income taxes:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Retirement	$3.8	$17.1	$44.2	$160.4	$67.2
Annuities	(20.3)	12.7	266.0	(10.2)	6.0
Individual Life	(4.4)	(1.9)	(6.4)	27.6	(50.4)
Employee Benefits	—	—	—	(2.0)	—
Closed Block Variable Annuity	0.2	0.2	(0.9)	(200.7)	(545.5)

Total U.S.	$(20.7)	$28.1	$302.9	$(24.9)	$(522.7)

See Notes 1 and 6 to consolidated financial statements for additional information regarding these intangibles.

Consolidated Investment Entities

We provide investment management services to, and have transactions with, various collateralized debt structures and securitizations (primarily consolidated investment entities (“CLO entities”)), private equity funds, real estate funds, hedge funds, fund-of-funds, insurance entities and other investment entities in the normal course of business. In certain instances, we serve as the investment manager, making day-to-day investment decisions concerning the assets of these entities. These entities are considered to be either variable interest entities (“VIEs”) or voting interest entities (“VOEs”) and we evaluate our involvement with each entity to determine whether consolidation is required.

Certain investment entities are consolidated under consolidation guidance. We consolidate entities under the VIE guidance when it is determined that we are the primary beneficiary. We consolidate certain entities under the VOE guidance when we act as the controlling general partner and the limited partners have no substantive rights to impact ongoing governance and operating activities.

With the exception of guarantees we issued in relation to collateral support for reinsurance contracts, we have no right to the benefits from, nor do we bear the risks associated with these investments beyond our direct equity and debt investments in and management fees generated from these investment products. Such direct investments amounted to approximately $1.2 billion, $1.2 billion and $1.0 billion as of March 31, 2012 and December 31, 2011 and 2010, respectively. If we were to liquidate, the assets held by consolidated investment entities would not be available to our general creditors, and as a result, we do not consider assets held in consolidated investment entities to be our assets.

Consolidated Investments

CLO Entities

Certain of our subsidiaries structure and manage CLO entities created for the sole purpose of offering investors various maturity and risk characteristics by issuing multiple tranches of collateralized debt. The notes issued by the CLO entities are backed by diversified portfolios consisting primarily of senior secured floating rate leveraged loans.

We provide collateral management services to the CLO entities and earn investment management fees and contingent performance fees. We have invested in certain of these entities, generally taking an ownership position in the unrated junior subordinated tranches. Theses CLO entities are structured and managed similarly, but have differing fee structures, and we make different levels of initial capital investments in them. Our ownership interests and management and contingent performance fees were assessed to determine if we are the primary beneficiary of these entities.

In March 2012, we sponsored a new CLO entity and determined that we were its primary beneficiary and consolidated it. The fair value of the assets and liabilities consolidated was $361.9 million as of March 31, 2012.

The collateral assets of consolidated CLO entities are held solely to satisfy the obligations of the CLO entities and the investors in the consolidated CLO entities have no recourse to the general credit of the Company for any losses sustained in the CLO entities.

Private Equity Funds, Real Estate Funds, Hedge Funds and Funds-of-Funds (Partnerships)

We invest in and manage various alternative investments, including hedge funds, funds-of-funds, private equity funds, funds-of-private equity funds and real estate funds. We, as a general partner or managing member of certain sponsored investment funds, are generally presumed to control these alternative investments unless the limited partners have the substantive ability to remove us, as the general partner without cause based upon a simple majority vote, or can otherwise dissolve the partnership, or have substantive participating rights over decision-making of the partnerships. As of March 31, 2012 and December 31, 2011 and 2010, we consolidated 33 funds, 27 funds and 26 funds, respectively.

Fair Value Measurement

Upon consolidation of CLO entities, we elected to apply the FVO for financial assets and financial liabilities held by these entities to measure these assets (primarily corporate loans) and liabilities (debt obligations issued by CLO entities) at fair value. We have elected the FVO to more closely align the accounting with the economics of the transactions and allow us to more effectively reflect changes in the fair value of CLO assets with a commensurate change in the fair value of CLO liabilities.

Investments held by consolidated private equity funds, real estate funds, hedge funds and fund-of-funds are reported in our Consolidated Financial Statements. Changes in the fair value of consolidated investment entities are recorded as a separate line item within Income related to “Consolidated Investment Entities” in our Consolidated Financial Statements.

The methodology for measuring the fair value and fair value hierarchy classification of financial assets and liabilities of consolidated investment entities is consistent with the methodology and fair value hierarchy rules that we apply to our investment portfolio. Refer to the Fair Value Measurement section of Note 1, Business, Basis of Presentation and Significant Policies, to our Consolidated Financial Statements.

Non-Consolidated VIEs

CLO Entities

In addition to the consolidated CLO entities discussed above, we also hold variable interest in certain CLO entities that we do not consolidate because we have determined that we are not the primary beneficiary. With these CLO entities, we serve as the investment manager and receive investment management fees and contingent performance fees. Generally, we do not hold any interest in those non-consolidated CLO entities. We have not provided and are not obligated to provide any financial or other support to these entities.

Investment Funds

We manage or hold investments in certain private equity funds, hedge fund and fund-of-funds that are not consolidated but are accounted for as consolidated investments. These funds are managed as a portfolio of investments that use advanced investment strategies such as leverage, long, short and derivative positions in both domestic and international markets with the goal of generating high returns. With these entities, we serve as the investment manager and are entitled to receive investment management fees and contingent performance fees that are generally expected to be insignificant. We do not hold any equity interest in these fund VIEs and have not provided and are not obligated to provide any financial or other support to these funds.

Although we have the power to direct the activities that significantly impact the economic performance of the funds, we do not hold a significant variable interest in any of these funds and, as such, do not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Accordingly, we are not considered the primary beneficiary of, and do not consolidate, any of these investment funds.

In addition, we do not consolidate funds, in which our involvement takes a form of a limited partner interest and is restricted to a role of a passive investor, as a limited partner’s interest does not provide us with any substantive kick-out or participating rights, which would overcome the presumption of control by the general partner.

Securitizations

We invest in various tranches of securitization entities, including RMBS, commercial mortgage based securities (“CMBS”) and asset-based securities (“ABS”). Certain RMBS investments represent agency pass-

through securities and close-to-the-index tranches issued by Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”), or a similar government-sponsored entity. Investments held by us in non-agency RMBS and CMBS also include interest-only, principal-only and inverse floating securities. Through our investments, we are not obligated to provide any financial or other support to these entities.

Each of the RMBS, CMBS and ABS entities described above is thinly capitalized by design and each is considered to be a VIE. Our involvement with these entities is limited to that of a passive investor, therefore we are not the primary beneficiary. We do not consolidate any of the RMBS, CMBS and ABS entities in which we hold investments. These investments are accounted for as investments available-for-sale as described in Note 5, Fair Value Measurements (excluding Consolidated Investment Entities), to our Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO whose change in fair value is reflected in “Net investment income (loss)” in our consolidated statements of operations. Our maximum exposure to loss on these structured investments is limited to the amount of our investment. Refer to Note 3, Investments (excluding Consolidated Investment Entities), to our Consolidated Financial Statements for details regarding the carrying amounts and classifications of these assets.

Liquidity and Capital Resources

Liquidity is our ability to generate sufficient cash flows to meet the cash requirements of operating, investing and financing activities. Capital refers to our long-term financial resources available to support the business operations and contribute to future growth. Our ability to generate and maintain sufficient liquidity and capital depends on the profitability of the businesses, timing of cash flows on investments and products, general economic conditions and access to the capital markets and the alternate sources of liquidity and capital described herein.

Consolidated Sources and Uses of Liquidity and Capital

Our principal available sources of liquidity are product charges, investment income, proceeds from the maturity and sale of investments, proceeds from debt issuance and borrowing facilities, repurchase agreements, contract deposits and securities lending. Primary uses of these funds are payments of policyholder benefits commissions and operating expenses, interest credits, investment purchases and contract maturities, withdrawals and surrenders.

Parent Company Sources and Uses of Liquidity

In evaluating liquidity it is important to distinguish the cash flow needs of ING U.S., Inc. from the cash flow needs of the Company as a whole. ING U.S., Inc. is largely dependent on cash flows from its operating subsidiaries to meet its obligations. The principal sources of funds available to ING U.S., Inc. include dividends and returns of capital from its operating subsidiaries, as well as cash and short-term investments. These sources of funds are currently supplemented by ING U.S., Inc.’s access to the unused borrowing capacity under the $1.5 billion direct borrowing limit on its Revolving Credit Agreement, ING U.S., Inc.’s $3.0 billion commercial paper program and reciprocal borrowing facilities maintained with its subsidiaries as well as other alternate sources of liquidity described below either directly or indirectly through its insurance subsidiaries.

ING U.S., Inc.’s primary sources and uses of cash, for the three months ended March 31, 2012 and 2011 are summarized in the following table:

($ in millions)	Three Months Ended March 31,
	2012	2011
Sources:
Payments under interest rate swap contracts, net	$—	$2.0
Proceeds from issuance of commercial paper, net of repayments	125.4	51.6
Proceeds from borrowings from parent	—	263.0
Dividends and returns of capital from subsidiaries	—	200.0
Loan repayments from subsidiaries, net of new issuance	16.7	425.3
Other, net	—	52.5

Total sources	142.1	994.4

Uses:
Payment of interest expense	3.3	20.3
Capital provided to subsidiaries	—	377.0
Repayment of loans from subsidiaries, net of new issuance	135.2	599.1
Other, net	4.4	—

Total uses	142.9	996.4

Net (decrease) increase in cash and cash equivalents	$(0.8)	$(2.0)

ING U.S., Inc.’s primary sources and uses of cash for the year ended December 31, 2011 are summarized in the following table:

($ in millions)	Year Ended December 31, 2011
Sources:
Proceeds from borrowings from parent	$263.0
Dividends and returns of capital from subsidiaries	200.0
Loan repayments from subsidiaries, net of new issuance	870.2
Amounts received from subsidiaries under tax sharing arrangements, net	205.7

Total sources	1,538.9

Uses:
Payment of interest expense	52.6
Capital provided to subsidiaries	377.0
Payments under interest rate swap contracts, net	410.4
Proceeds from repayment of commercial paper, net of new issuance	649.0
Repayment of loans from subsidiaries, net of new issuance	40.8
Other, net	10.8

Total uses	1,540.6

Net (decrease) increase in cash and cash equivalents	$(1.7)

Liquidity

We manage liquidity through access to substantial investment portfolios as well as a variety of other sources of liquidity including committed credit facilities, commercial paper, securities lending and repurchase agreements. Our asset/liability management (“ALM”) process takes into account the expected maturity of investments and expected benefit payments as well as the specific nature and risk profile of the liabilities, including variable products with guarantees. As part of our liquidity management process, we model different scenarios to determine whether existing assets are adequate to meet projected cash flows. Key variables in the modeling process include interest rates, equity market movements, quantity and type of interest and equity market hedges, anticipated contract owner behavior, market value of general account assets, variable separate account performance and implications of rating agency actions.

Restrictions on Dividends and Returns of Capital from Subsidiaries

Our business is conducted through operating subsidiaries. U.S. insurance laws and regulations regulate the payment of dividends and other distributions by our U.S. insurance subsidiaries to their respective parents. Dividends in excess of prescribed limits established by the applicable state regulations are considered to be extraordinary transactions and require explicit regulatory approval. In addition, under the insurance laws of the states of domicile of our principal insurance subsidiaries, no dividend or other distribution exceeding an amount equal to an insurance company’s earned surplus may be paid without the domiciliary insurance regulator’s prior approval. For a summary of the applicable laws and regulations governing dividends, see “Regulation—Insurance Regulation—United States—Insurance Holding Company Regulation—Dividend Payment Restrictions.”

Dividends permitted to be paid by our principal insurance subsidiaries to ING U.S., Inc. or Lion Holdings without the need for insurance regulatory approval were as follows for the periods presented:

($ in millions)	Dividends Permitted without Approval
	2012		2011	2010	2009
Subsidiary Name (State of domicile):
ING USA Annuity and Life Insurance Company (IA)	$—		$—	$—	$—
ING Life Insurance and Annuity Company (“ILIAC”) (CT)	190.0	(1)	—	203.9	—
Security Life of Denver Insurance Company (CO)	—		—	—	—
ReliaStar Life Insurance Company (MN)	—		—	—	13.7

(1)	$190.0 million to be paid as part of the June 2012 distribution of $800 million expected to be paid on or before June 30, 2012.

In addition to the principal insurance subsidiaries listed above, we also have U.S. insurance subsidiaries domiciled in Indiana and New York. We also have special purpose financial captive insurance company subsidiaries domiciled in Missouri and South Carolina that provide reinsurance to our U.S. insurance subsidiaries in order to facilitate the financing of excess reserve requirements associated with Regulation XXX or AG38. We also have a subsidiary in the Cayman Islands that primarily provides reinsurance to our U.S. insurance subsidiaries. See “Regulation—Insurance Regulation.”

Dividends or return of capital distributions paid to ING U.S., Inc. or Lion Holdings by our principal insurance subsidiaries were as follows for the periods presented:

($ in millions)	Dividends Paid			Return of Capital Distribution
	2011	2010	2009	2011	2010	2009
Subsidiary Name (State of domicile):
ING USA Annuity and Life Insurance Company (IA)	$—	$—	$—	$—	$—	$—
ING Life Insurance and Annuity Company (CT)(1)	—	203.0	—	—	—	—
Security Life of Denver Insurance Company (CO)(2)	—	—	—	200.0	—	—
ReliaStar Life Insurance Company (MN)(3)	—	221.0	—	—	—	—

(1)	Connecticut Insurance Department approved ILIAC’s 2010 dividend.
(2)	Colorado Insurance Division approved SLD’s 2011 return of capital distribution.
(3)	Minnesota Insurance Division approved RLI’s 2010 dividend.

ING U.S., Inc. and Lion Holdings did not receive any dividends or return of capital distributions from any of our insurance subsidiaries during the periods presented above, other than as described above. Dividends and return of capital distributions in 2011 and 2010 were made for the purpose of rebalancing statutory capital among our principal U.S. insurance subsidiaries and all amounts received by ING U.S., Inc. or Lion Holdings were in turn contributed to U.S. insurance subsidiaries. Payment of these amounts was approved by the insurance regulatory authorities of the relevant domiciliary states in response to requests that stated the intended use of the proceeds was to make capital contributions to certain of our U.S. insurance subsidiaries.

In June 2012 our insurance subsidiaries domiciled in Connecticut, Colorado and Iowa received regulatory approvals or notices of non-objection from their respective domiciliary insurance regulators to make extraordinary distributions to ING U.S., Inc. or Lion Holdings in the aggregate amount of $670 million. As of June 22, 2012, we have also been advised in writing by the Minnesota insurance regulator that Minnesota has completed its review of all issues relating to our Minnesota insurance subsidiary’s request to pay a $130 million extraordinary dividend, that the regulator has no objection to such payment and that they will provide formal approval shortly. Such distributions are expected to be made on or before June 30, 2012. These domiciliary state regulatory actions have been taken by the relevant domiciliary state insurance regulators in response to requests that stated the intended use of the proceeds was to make a capital contribution of $500 million to our Cayman domiciled subsidiary and retain the balance at ING U.S., Inc. for general corporate purposes.

We may receive dividends from or contribute capital to our wholly owned non-life subsidiaries such as broker-dealers, investment management entities, and intermediate holding companies. For the three months ended March 31, 2012, as well as 2011, 2010 and 2009, dividends net of capital contributions received by ING U.S., Inc. and Lion Holdings from non-life subsidiaries were $0.0 million, $109.6 million, $149.3 million and $21.6 million respectively. Of these amounts, $0.0 million, $9.6 million, $50.0 million and $21.6 million, respectively, came from entities which are not expected to produce significant distributions in the future. Additionally, in 2010, $33.9 million came from entities that were divested in that same year.

Description of Certain Indebtedness

We borrow funds to provide liquidity, invest in the growth of the business and for general corporate purposes. Our ability to access these borrowings depends on a variety of factors including, but not limited to, the credit rating of ING U.S., Inc. and of its insurance company subsidiaries and general macroeconomic conditions. The following table summarizes our borrowing activities for the three months ended March 31, 2012.

	Three Months Ended March 31, 2012
($ in millions)	Beginning Balance	Issuance	Maturities and Repayments	Other Changes	Ending Balance
Short-Term Debt
Commercial paper	$554.6	$6,074.0	$(5,948.6)	$—	$680.0
Current portion of long-term debt	500.0	—	—	—	500.0

Total short-term debt	$1,054.6	$6,074.0	$(5,948.6)	$—	$1,180.0

Long-Term Debt
Debt securities in issue	$649.8	$—	$—	$0.2	$650.0
Borrowings from parent(1)	500.0			—	500.0
Windsor property loan	4.9	—	—	—	4.9
Surplus notes	688.4	—	—	—	688.4

Subtotal	$1,843.1	—	—	$0.2	$1,843.3

Less: Current portion of long-term debt	(500.0)	—	—	—	(500.0)
Total long-term debt(2)	$1,343.1	$—	$—	$0.2	$1,343.3

(1)	On April 12, 2012, the maturity for ING U.S., Inc.’s $500.0 million floating rate loan agreement with ING V was extended until April 29, 2016.
(2)

On April 20, 2012, ING U.S., Inc. entered into a $5.0 billion senior unsecured credit facility. On that date, ING U.S., Inc. borrowed a total of $2.0 billion which was used to replace internal funding. See “Senior Unsecured Credit Facility” below.

The following table summarizes our borrowing activities for the year ended December 31, 2011:

	Year Ended December 31, 2011
($ in millions)	Beginning Balance	Issuance	Maturities and Repayments	Other Changes	Ending Balance
Short-Term Debt
Commercial paper	$1,203.6	$21,654.5	$(22,303.5)	$—	$554.6
Repurchase agreements	425.2	2,225.6	(2,650.8)	—	—
Borrowings from Parent(1)	2,715.0	23,352.0	(23,089.0)	(2,978.0)	—
Current portion of long-term debt	—	—	—	500.0	500.0
Other third party borrowed funds	1,120.8	—	(1,120.8)	—	—

Total short-term debt	$5,464.6	$47,232.1	$(49,164.1)	$(2,478.0)	$1,054.6

Long-Term Debt
Debt securities in issue	$648.7	$—	$—	$1.1	$649.8
Borrowings from Parent(1)	1,500.0	—	—	(1,000.0)	500.0
Windsor property loan	4.9	—	—	—	4.9
Surplus notes	630.4	58.0	—	—	688.4

Subtotal	$2,784.0	$58.0	$—	$(998.9)	$1,843.1

Less: Current portion of long-term debt	—	—	—	(500.0)	(500.0)
Total long-term debt	$2,784.0	$58.0	$—	$(1,498.9)	$1,343.1

(1)

Includes all issuances within the year including amounts issued to refinance maturing amounts. During 2011, we converted $4.0 billion of debt owed to ING V following capital contributions from ING V. See “Related Party Transactions—Intercompany Loans.”

Senior Unsecured Credit Facility

As part of the Senior Unsecured Credit Facility, in April 2012 ING U.S., Inc. entered into a Revolving Credit Agreement. The Revolving Credit Agreement is made up of a $3.5 billion letter of credit facility. Additionally, the Revolving Credit Agreement allows up to $1.5 billion of direct borrowings by ING U.S., Inc. However, at no time may the total outstanding amount of LOCs and direct borrowings exceed $3.5 billion. ING Bank, an affiliate of the Company, has committed up to $250.0 million in financing as a member of the syndicate of lenders which entered into the Revolving Credit Agreement. The cost of borrowings and LOCs vary depending on ING U.S., Inc.’s current credit rating. The Revolving Credit Agreement expires on April 20, 2015. The Senior Unsecured Credit Facility contains a clause that requires ING U.S., Inc. to maintain liquidity of $500.0 million at all times. Liquidity is defined for this purpose to include, among other things, cash, ordinary dividend capacity from operating subsidiaries and undrawn borrowing capacity under the Revolving Credit Agreement. In order to meet this requirement, ING U.S., Inc. may be required to restrict otherwise available drawing on the Revolving Credit Agreement.

On the date of closing of the Revolving Credit Agreement, ING U.S., Inc. drew $500.0 million of direct borrowings which was used to replace financing that was internally funded. $1.4 billion of LOCs were issued that replaced $1.4 billion of LOCs issued under a pre-existing $2.5 billion LOC facility. Subsequent to March 31, 2012, $220 million of additional LOCs were issued under this facility such that total LOCs currently outstanding amount to $1.6 billion.

Concurrently with the Revolving Credit Agreement and as part of the Senior Unsecured Credit Facility, ING U.S., Inc. entered into a Term Loan Agreement under which it borrowed $1.5 billion to replace financing that was internally funded. ING U.S., Inc. pays interest at a variable rate based on its current credit rating. ING U.S., Inc. is required to make principal payments totaling 20% of the original borrowing amount over the first 12 months and 30% over the second twelve months with all remaining amounts due at maturity. The loan agreement expires on April 20, 2014.

Our affiliate, ING Bank, acted as Joint Lead Arranger, Joint Book Manager and Documentation Agent for these transactions. For its services, ING Bank received various fees totaling $3.3 million.

Letter of Credit Facilities and Subsidiary Credit Support Arrangements

We use letter of credit facilities primarily to provide collateral required under our affiliated reinsurance transactions. We also issue guarantees and enter into financing arrangements in connection with our affiliated reinsurance transactions. These arrangements are designed to facilitate the financing of excess reserve requirements associated with Statutory Regulation XXX and AG38. Regulation XXX requires insurers to hold significantly higher levels of reserves on term products and AG38 requires insurers to hold significantly higher levels of reserves on universal life insurance products with secondary guarantees than are generally thought to be sufficient. By reinsuring business to special purpose financial captive reinsurance companies, we are able to use alternative sources of collateral to fund the excess reserve requirements and are generally able to secure longer term financing on a more capital efficient basis.

Letter of Credit Facilities

As of March 31, 2012, our unsecured and uncommitted LOC facilities totaled $3.7 billion, and unsecured and committed LOC facilities totaled $5.6 billion. ING Bank, a wholly owned subsidiary of ING Group, is a lender under certain of these facilities. We also have approximately $275.0 million in secured facilities.

Of the aggregate $9.6 billion ($4.9 billion with ING Bank) in LOC capacity available under the LOC facilities as of March 31, 2012, we utilized $8.3 billion ($4.3 billion with ING Bank).

The following table outlines our credit facilities, their dates of expiration, capacity and utilization as of March 31, 2012.

				As of March 31, 2012
($ in millions)	Secured/ Unsecured	Committed/ Uncommitted	Expiration	Capacity	Utilization	Unused Commitment
Obligor / Applicant
ING U.S., Inc. / Security Life of Denver International Limited / Roaring River LLC(1)(2)	Unsecured	Uncommitted	08/30/12	$1,418.6	$1,418.6	$—
ING U.S., Inc. / Security Life of Denver International Limited / Roaring River LLC(1)(3)	Unsecured	Uncommitted	02/28/13	1,605.0	997.2	—
Security Life of Denver International Limited(1)	Unsecured	Committed	12/31/31	1,500.0	1,500.0	—
ING U.S., Inc. / Security Life of Denver International Limited(6)	Unsecured	Committed	08/19/21	750.0	750.0	—
ING U.S., Inc. / Security Life of Denver International Limited(6)	Unsecured	Committed	11/09/21	750.0	750.0	—
Security Life of Denver International Limited(1)(6)	Unsecured	Committed	12/31/13	825.0	825.0	—
ING U.S., Inc. / Security Life of Denver International Limited(1)(4)	Unsecured	Uncommitted	06/30/13	625.0	608.4	—
ReliaStar Life Insurance Company	Secured	Committed	Conditional(5)	265.0	265.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	12/31/25	475.0	475.0	—
ING U.S., Inc.	Unsecured	Uncommitted	Various dates	2.1	2.1	—
ING U.S., Inc.	Secured	Uncommitted	Various dates	10.0	4.7	—
ING U.S., Inc./ Whisperingwind I	Unsecured	Committed	09/20/18	350.0	257.0	93.0
ING U.S., Inc./ Roaring River II LLC	Unsecured	Committed	12/31/19	995.0	400.0	595.0

Total				$9,570.7	$8,253.0	$688.0

Secured facilities				$275.0	$269.7	$—
Unsecured and uncommitted				3,650.7	3,026.3	—
Unsecured and committed				5,645.0	4,957.0	688.0

Total				$9,570.7	$8,253.0	$688.0

ING Bank				$4,878.4	$4,254.1	$—

(1)	Refer to “Related Party Transactions” for more information.
(2)

We replaced $1.4 billion of LOCs issued under a $2.5 billion Syndicated LOC Facility entered into on May 4, 2010, with LOCs issued under the Revolving Credit Agreement on April 20, 2012. LOCs issued by ING Bank under the Revolving Credit Agreement amounted to $101.4 million. Refer to the Subsequent Events note included in the Consolidated Financial Statements.

(3)	Subsequent to March 31, 2012, LOCs under this facility were reduced by $259.0 million, to $738.2 million.
(4)	Subsequent to March 31, 2012, LOCs under this facility were reduced by $385.0 million, to $223.4 million.
(5)	Refer to “—FHLB” for a discussion of this facility.
(6)	Securities borrowing facilities used in connection with the transactions described under “—Reinsurance Subsidiaries—ING U.S., Inc. Credit Support.”

Reinsurance Subsidiaries – Standalone Credit Facilities

As of March 31, 2012, our Cayman subsidiary, Security Life of Denver International (“SLDI”), was the sole obligor under a $1.5 billion committed contingent capital letter of credit with ING Bank, under which $1.5 billion of LOCs have been issued to support SLDI’s reinsurance obligations to ING USA Annuity and Life Insurance Company (“ING USA”) for certain minimum guarantees included in its Closed Block Variable Annuity products. This facility, which is unconditional and irrevocable, expires on December 31, 2031. Subject to the terms of the Credit Agreement, draws under the letter of credit will be financed by ING Bank and payable in full on December 31, 2041. The proceeds of draws may only be used to meet SLDI’s obligations under its reinsurance agreement with ING USA. The agreement has no recourse to ING U.S., Inc.

Reinsurance Subsidiaries – ING U.S., Inc. Credit Support

As of March 31, 2012, ING U.S., Inc. used $1.4 billion in LOC capacity under a syndicated credit facility, including $323.4 million provided by ING Bank, to support the reinsurance obligations of SLDI and certain of our onshore captive reinsurance subsidiaries. Subsequently in April 2012, the syndicated facility agreement was cancelled and all letters of credit then outstanding of $1.4 billion were cancelled and replaced with $1.4 billion of letters of credit issued under the Revolving Credit Agreement including $101.4 million provided by ING Bank. Also as of March 31, 2012, ING U.S., Inc. supported such reinsurance obligations with a further $1.6 billion in letters of credit issued by ING Bank on which $997.2 million was guaranteed by ING V. The guaranteed letters of credit expire no later than February 28, 2013. This amount has subsequently been reduced to $738.2 million during the second quarter of 2012.

ING U.S., Inc. also maintains LOC facilities with third-party banks to support the reinsurance obligations of our onshore captive reinsurance subsidiaries. As of March 31, 2012, such facilities provided for up to $1.3 billion of LOC capacity, of which $657.0 million was utilized. ING V provides a guarantee with respect to $350.0 million of such facilities, of which $257.0 million was used, as of March 31, 2012.

In addition to providing LOCs, we also provide credit support to our onshore captive reinsurance subsidiaries through surplus maintenance agreements, pursuant to which we agree to cause these subsidiaries to maintain particular levels of capital or surplus, and which we entered into in connection with particular reinsurance transactions. These agreements are effective for the duration of the in-force policies subject to the related reinsurance transactions, and the maximum potential obligations are not specified or applicable. Since these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these agreements.

In connection with certain reinsurance transactions involving a third-party trust (the “Master Trust”), ING U.S., Inc. and SLDI are parties to reimbursement agreements with third-party banks that lend securities to the Master Trust. SLDI has reimbursement obligations to the banks under these agreements, in an aggregate amount of up to $1.5 billion, which obligations are guaranteed by ING U.S., Inc. ING U.S., Inc. also provides an indemnification to the third-party banks with respect to any defaults by the Master Trust under the securities lending agreements under which these banks lend securities to the Master Trust, up to $1.5 billion. These agreements and the related indemnification were entered into to facilitate collateral requirements supporting reinsurance and are effective for the duration that the collateral remains outstanding.

ING U.S., Inc. provides a separate indemnification to ING Bank with respect to any defaults by the Master Trust under a similar securities lending agreement between the Master Trust and ING Bank, up to $825 million. This agreement and the related indemnification were entered into to facilitate collateral requirements supporting reinsurance agreements and are effective for the duration that the collateral remains outstanding. This agreement expires on December 31, 2013.

ING U.S., Inc. has also entered into a corporate guarantee agreement with a third party ceding insurer where it guarantees the reinsurance obligations of our subsidiary, Security Life of Denver Insurance Company (“SLD”),

assumed under a reinsurance agreement with the third party cedent. The maximum potential obligation is not specified or applicable. Since these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees.

Reinsurance Subsidiaries – Other Credit Support

ReliaStar Life Insurance Company (“RLI”) and SLD, both indirect subsidiaries of ING U.S., Inc., guarantee a reinsurance contract entered into by SLDI with respect to SLDI’s reinsurance of $250.0 million of the principal and interest of a bond insured by an unrelated insurance company. The rating agency financial strength rating downgrades of RLI and SLD on October 27, 2009 triggered a collateralization event under the reinsurance treaty, which required posting of required collateral, an acceptable LOC or a replacement of the guarantors. RLI provided a LOC of $265.0 million issued by the Federal Home Loan Bank (“FHLB”) to the unrelated insurer which is secured by assets pledged by RLI to FHLB. As of March 31, 2012 and December 31, 2011, the LOC is collateralized by assets with a market value of approximately $315.0 million and $354.0 million, respectively.

Other Subsidiaries – ING U.S., Inc. Credit Support

ING U.S., Inc. guarantees obligations of Lion Holdings with respect to a $500.0 million loan from ING V, which matures in 2016. ING U.S., Inc. also guarantees obligations of Lion Holdings under $13.0 million par amount of Trust Originated Preferred Securities maturing in 2027. From time to time, ING U.S., Inc. may also have outstanding guarantees of various obligations of its subsidiaries.

We did not recognize any asset or liability as of December 31, 2011 and 2010 in relation to intercompany indemnifications and support agreements. As of March 31, 2012, no circumstances existed in which we were required to currently perform under these indemnifications and support agreements.

Commercial Paper

ING U.S., Inc. has a commercial paper program with an authorized capacity of $3.0 billion. Our commercial paper borrowings have been generally used to fund the working capital needs of our subsidiaries and provide short-term liquidity to us. Outstanding commercial paper borrowings were $680.0 million, $554.6 million and $1.2 billion at March 31, 2012, and December 31, 2011 and 2010, respectively. The issuances under this program benefit from a full and irrevocable guarantee provided by ING V.

Debt Securities

At March 31, 2012, and December 31, 2011 and 2010, Lion Holdings had outstanding $138.7 million par amount of 6.75% Debentures due September 15, 2013, $163.0 million par amount of 7.25% Debentures due August 15, 2023, $235.1 million par amount of 7.63% Debentures due August 15, 2026, and $108.0 million par amount of 6.97% Debentures due August 15, 2036 (collectively, the “Aetna Notes”), all of which were issued by a predecessor of Lion Holdings, and assumed in connection with our acquisition of Aetna’s insurance and related businesses. In addition, Equitable of Iowa Capital Trust II, a limited purpose trust, has outstanding $13.0 million par amount of 8.42% Series B Capital Securities due April 1, 2027 (the “ING USA Notes”). ING Group guarantees all of the foregoing debt securities with the exception of the $13.0 million par amount Series B Capital Securities which benefits from a guarantee by ING U.S., Inc.

Surplus Notes

Two of our onshore captive reinsurance subsidiaries have issued surplus notes in order to finance insurance reserves assumed. These notes have maturities in 2037. These notes had $688.4 million and $630.4 million outstanding as of December 31, 2011 and 2010, respectively.

ING Group Credit Support

As described above, certain of our indebtedness benefits from a guarantee provided by ING Group or ING V. As of March 31, 2012, the indebtedness for which ING Group or ING V provide guarantees included:

•	A $350.0 million LOC facility with third-party banks used to support the reinsurance obligations of our onshore captive reinsurance subsidiaries, of which $257.0 million was used;

•	$997.2 million in LOCs issued by ING Bank and used to support the reinsurance obligations of SLDI and certain of our onshore captive reinsurance subsidiaries;

•	$680.0 million in borrowings under our commercial paper program; and

•	$644.8 million aggregate par amount of Aetna Notes issued by Lion Holdings.

All of this guaranteed indebtedness is further described above.

In addition, ING V guarantees our obligations under $1.0 billion notional amount of credit default swaps written by one of our subsidiaries.

Securities Lending

We engage in securities lending for cash whereby certain securities from our portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. For portions of the program, the lending agent retains 5% collateral deposited by the borrower in (liquid) securities and transfers the remaining 95% to us. For other portions of the program, the lending agent retains all of the cash collateral. Collateral retained by the agent is invested in liquid assets on our behalf. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates due to interest rates, spreads and other risk factors. At March 31, 2012 and December 31, 2011 and 2010, the fair value of loaned securities was $0.3 billion, $1.0 billion and $1.1 billion, respectively, and is included in Securities pledged in the consolidated balance sheets. Collateral received by us is included in cash and cash equivalents (cash release) and short-term investments under securities loan agreement, including collateral delivered. The liabilities are included in borrowed money (cash release) and Payables under securities loan agreement, including collateral held in the consolidated balance sheet.

Repurchase Agreements

We engage in dollar repurchase agreements with MBS (“dollar rolls”) and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. We enter into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, we borrow cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledge collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to us, and we, in turn, repay the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow us to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in short-term investments, with the offsetting obligation to repay the loan included as a liability on the consolidated balance sheets. As per the terms of the agreements, the market value of the loaned securities is monitored with additional collateral obtained or refunded as the market value of the loaned securities fluctuates due to changes in interest rates, spreads and other risk factors.

The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in securities pledged and short-term debt, respectively, on the consolidated balance sheets. As of March 31, 2012 and December 31, 2011 and 2010, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions, the related repurchase obligation, including accrued interest, and the collateral posted by the counterparty in connection with the change in the value of pledged securities that will be released upon settlement, were as follows.

	As of March 31,	As of December 31,
	2012	2011	2010
Securities pledged	$—	$—	$437.2
Repurchase obligation	—	—	425.8

We also enter into reverse repurchase agreements from time to time. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. As of March 31, 2012 and December 31, 2011 and 2010, we did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. Our exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments as well as the market value fluctuations that occur after the counterparty is unable to perform under the terms of the contract. We believe the counterparties to the dollar rolls, repurchase and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

FHLB

We are currently a member of the Federal Home Loan Bank of Des Moines and the Federal Home Loan Bank of Topeka and are required to maintain a collateral deposit that would back any Advances, Funding Agreements and/or Letters of Credit issued by the FHLB. We have the ability to obtain funding from the FHLBs based on a percentage of the value of our assets and are subject to the availability of eligible collateral. The limits across all programs are 15% of the general and separate accounts of ING USA Annuity and Life Insurance Company, potentially up to 40% of the general account of SLD based on credit approval from FHLB Topeka, and 20% of the general and separate accounts of RLI. Furthermore, collateral is pledged based on the outstanding balances of FHLB Advances, Funding Agreements and LOCs. The amount varies based on the type, rating and maturity of the collateral posted to the FHLB. Generally, mortgage securities are pledged to the FHLBs. Market value fluctuations resulting from changes in interest rates, spreads and other risk factors for each type of assets are monitored and collateral is either pledged or released from the collateral deposit account at each FHLB as needed.

Our borrowing capacity under these credit facilities does not have an expiration date as long as we maintain a satisfactory level of creditworthiness based on the FHLBs’ credit assessment. At March 31, 2012 and December 31, 2011 and 2010, we had $3.1 billion, $3.2 billion and $2.9 billion in non-putable funding agreements, respectively, which are included in Contract owner account balances on the consolidated balance sheets. At March 31, 2012 and December 31, 2011 and 2010, we had $265.0 million in LOCs issued by the FHLB. At March 31, 2012 and December 31, 2011 and 2010, we had assets with a market value of approximately $3.4 billion, $3.8 billion and $3.6 billion, respectively, which collateralized the FHLB funding agreements. At March 31, 2012 and December 31, 2011 and 2010, we had assets with a market value of approximately $315.0 million, $354.0 million and $311.6 million, respectively, which collateralized the FHLB LOCs. Assets pledged to the FHLB are included in fixed maturities, available-for-sale, on the consolidated balance sheets. See “—Liquidity and Capital Resources—Description of Certain Indebtedness” above for further discussion.

Borrowings from Parent

For information related to these arrangements, see “Related Party Transactions”.

Borrowings from Subsidiaries

We maintain revolving reciprocal loan agreements with a number of our life and non-life subsidiaries that are used to fund short-term cash requirements that arise in the ordinary course of business. Under these agreements, either party may borrow up to the maximum allowable under the agreement for a term not more than 270 days. For life subsidiaries, the amounts that either party may borrow from the other under the agreement vary depending on the state of domicile, and are equal to 2%-5% of the insurance subsidiary’s statutory net admitted assets (excluding separate accounts) as of the previous year end depending on the state of domicile. As of March 31, 2012, the aggregate amount that may be borrowed or lent under agreements with life subsidiaries was $2.6 billion. Each agreement with a life insurance subsidiary has received all necessary approvals from the appropriate state insurance regulatory authorities. For non-life subsidiaries, the maximum allowable under the agreement is based on the assets of the subsidiaries and their particular cash requirements. As of March 31, 2012, we borrowed $2.2 billion from our subsidiaries and lent $162.7 million. On April 20, 2012, we repaid approximately $2.0 billion to our subsidiaries from borrowings under our Senior Unsecured Credit Facility.

Collateral — Derivative Contracts

Under the terms of our Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. (“ISDA”) Agreements, we may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the Credit Support Annex (“CSA”). The terms of the CSA call for us to pay interest on any cash received equal to the federal funds rate (“Federal Funds Rate”). As of March 31, 2012, we held $541.0 million of net cash collateral related to derivative contracts. As of March 31, 2012, we delivered $32.7 million and $24.5 million of cash collateral related to derivative contracts and credit facilities, respectively. As of December 31, 2011, we held $757.7 million of net cash collateral related to derivative contracts. As of December 31, 2011, we delivered $40.0 million and $11.8 million of cash collateral related to derivative contracts and credit facilities, respectively. As of December 31, 2010, we held $13.2 million of net cash collateral related to derivative contracts. As of December 31, 2010, we delivered $52.6 million and $11.5 million of cash collateral related to derivative contracts and credit facilities, respectively. The collateral held and delivered is included in payables under securities loan agreements, including collateral held and short-term investments under securities loan agreements, including collateral delivered, respectively, on the interim condensed consolidated balance sheets. In addition, as of March 31, 2012, December 31, 2011 and 2010, we delivered securities as collateral of $1.2 billion, $1.3 billion and $1.1 billion, respectively, which was included in securities pledged on the consolidated balance sheets. Collateral requirements are monitored on a daily basis and incorporate changes in market values of both the derivatives contract as well as the collateral pledged. Market value fluctuations are due to changes in interest rates, spreads and other risk factors.

Ratings

Our access to funding and our related cost of borrowing, requirements for derivatives collateral posting and the attractiveness of certain of our products to customers are affected by our credit ratings and insurance financial strength ratings, which are periodically reviewed by the rating agencies. Financial strength ratings and credit ratings are important factors affecting public confidence in an insurer and its competitive position in marketing products. The credit ratings are also important for the ability to raise capital through the issuance of debt and for the cost of such financing.

A downgrade in our credit or financial strength ratings or our rated subsidiaries could potentially, among other things, limit our ability to market products, reduce our competitiveness, increase the number or value of policy surrenders and withdrawals, increase our borrowing costs and potentially make it more difficult to borrow funds, adversely affect the availability of financial guarantees or LOCs cause additional collateral requirements or other required payments under certain agreements, allow counterparties to terminate derivative agreements and/or hurt our relationships with creditors, distributors or trading counterparties thereby potentially negatively affecting our profitability, liquidity and/or capital. In addition, we consider our own risk of non-performance in determining the fair value of our liabilities. Therefore, changes in our credit or financial strength ratings may affect the fair value of our liabilities.

Additionally, our ratings may be influenced by the credit ratings of our indirect parent companies, ING V and ING Group. A downgrade of the credit ratings of these entities could result in downgrades of our own credit and financial strength ratings. We received explicit guarantees of our commercial paper program and certain credit facilities from ING V. A downgrade of the credit rating of ING V could impact our ability to issue commercial paper or increase the amount of collateral that we are required to provide under these credit facilities.

Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under an insurance policy. Credit ratings represent the opinions of rating agencies regarding an entity’s ability to repay its indebtedness. These ratings are not a recommendation to buy or hold any of our securities and they may be revised or revoked at any time at the sole discretion of the rating organization.

The financial strength and credit ratings of ING U.S., Inc. and its principal subsidiaries as of the date of this offering memorandum are summarized in the following table:

Company	A.M. Best	Fitch	Moody’s	S&P
ING U.S., Inc. (Commercial Paper)	NR	NR	P-2(1)	A-3
ING U.S., Inc. (Long-term Issuer Credit)	NR	NR	Baa3 (LT Issuer Domestic)(2) Baa2 (Senior Unsecured Foreign) (2)	BBB-
ING Life Insurance and Annuity Company	A	A-	A3	A-
ING USA Annuity & Life Insurance	A	A-	A3	A-
ReliaStar Life Insurance Company	A	A-	A3	A-
Security Life of Denver Insurance Company	A	A-	A3	A-
Lion Connecticut Holdings, Inc. (Long-term Issuer Credit)	NR	NR	Baa3 (LT Issuer)	BBB-
ING USA Annuity & Life Insurance (Short-term Issuer Credit)	NR	NR	P-2	A-2
ReliaStar Life Insurance Company (Short-term Issuer Credit)	NR	NR	NR	A-2
Security Life of Denver Insurance Company (Short-term Issuer Credit)	NR	NR	P-2	A-2

(1)	Guaranteed by ING V.
(2)	Guaranteed by Lion Holdings.

Our ratings by S&P, Fitch, Inc. (“Fitch”), A.M. Best Company (“A.M. Best”) and Moody’s reflect a broader view of how the financial services industry is being challenged by the current economic environment, but also are based on the rating agencies’ specific views of our financial strength. In making their ratings decisions, the agencies consider past and expected future capital and earnings, asset quality and risk, profitability and risk of existing liabilities and current products, market share and product distribution capabilities and direct or implied support from parent companies, including implications of the ING Group Restructuring Plan, among other factors.

Rating agencies use an “outlook” statement for both industry sectors and individual companies. For an industry sector, a stable outlook generally implies that over the next 12 to 18 months the rating agency expects ratings to remain unchanged among companies in the sector. For a particular company, an outlook generally indicates a medium- or long-term trend in credit fundamentals, which if continued, may lead to a rating change.

Ratings actions affirmation and outlook changes by S&P, Moody’s and A.M. Best from December 31, 2011 through March 31, 2012 and subsequently in April 2012 are as follows:

•

On April 17, 2012, Moody’s assigned a Baa3 guaranteed issuer rating to ING U.S., Inc. guaranteed by Lion Holdings (issuer rating Baa3, Stable outlook). Separately, Moody’s affirmed the A3 insurance financial strength ratings of our insurance subsidiaries with a stable outlook.

•

On March 7, 2012, S&P affirmed the A- financial strength ratings on our insurance subsidiaries and the BBB- counterparty credit ratings on ING U.S., Inc. and Lion Holdings. S&P removed all ratings from Credit Watch negative and assigned a Stable outlook. The affirmation reflects S&P’s decision to treat the $1.5 billion long-dated letter of credit from ING Bank as operating leverage. The letter of credit was put in place during the fourth quarter of 2011 to offset additional reserve requirement on our Closed Block Variable Annuity segment.

Ratings actions affirmations and outlook changes by S&P, Moody’s and AM Best in December 2011 followed the fourth quarter 2011 announcements by ING Group regarding a charge of €1.1 billion against fourth quarter results of our Closed Block Variable Annuity segment, as reflected in ING Group’s 2011 financial statements reported under IFRS, are:

•	On December 14, 2011, A.M. Best affirmed the financial strength ratings of the life companies at A and revised the outlook to Ratings Under Review with Negative Implications from Stable.

•	On December 8, 2011, S&P downgraded the financial strength ratings of the life companies to A- from A and revised the outlook to Watch Negative from Stable.

•	On December 7, 2011, Moody’s downgraded the financial strength ratings of the life companies to A3 from A2 and revised the outlook to Stable from Negative.

The following are selected ratings actions that took place prior to December 2011:

•	On November 17, 2011, S&P affirmed the A rating of the life companies and revised the outlook to Stable from Negative based on de-risking and improving business fundamentals.

•

On August 19, 2011, Fitch revised the Rating Watch status to Evolving from Negative. The revision in the Rating Watch status Evolving reflects the improvement in ING U.S., Inc.’s standalone credit profile, which Fitch views as sustainable. The Rating Watch Evolving status reflects uncertainty over our pending change in ownership.

•	On June 16, 2011, A.M. Best affirmed the financial strength ratings of “A” and issued credit ratings of “A+”.

Potential Impact of a Ratings Downgrade

Our ability to borrow funds and the terms under which we borrow are sensitive to our short- and long-term issuer credit ratings. A downgrade of either or both of these credit ratings could increase our cost of borrowing. Additionally, a downgrade of either or both of these credit ratings could decrease the total amount of new debt that we are able to issue in the future or increase the costs associated with an issuance.

Certain of our credit facility agreements contain provisions that are linked to the credit or financial strength ratings of certain legal entities, including our indirect parent ING V. If financial strength ratings were downgraded in the future, these provisions might be triggered and counterparties to the credit facility agreements could demand collateralization which could negatively impact overall liquidity.

Based on the amount of credit outstanding as of March 31, 2012 and December 31, 2011, a one-notch downgrade of the credit ratings of ING U.S., Inc. by S&P or Moody’s would have resulted in an estimated increase in our collateral requirements by approximately $1.2 billion and $1.2 billion, respectively. A two notch downgrade of the credit ratings of ING U.S., Inc. would not have resulted in an additional increase in our collateral requirements above that resulting from a one notch downgrade. The nature of the collateral that we may be required to post is principally in the form of cash and U.S. Treasury securities. Alternative forms of collateral, such as LOC, may also be used.

Based on the amount of credit outstanding as of March 31, 2012 and December 31, 2011, a one notch downgrade of the credit ratings of ING V would not result in an increase in our estimated collateral requirements. A two-notch downgrade of the credit ratings of ING V by S&P would have resulted in an estimated increase in our collateral requirements by approximately $2.4 billion and $3.4 billion, respectively.

Certain of our reinsurance agreements contain provisions that are linked to the financial strength ratings of the individual legal entity that entered into the reinsurance agreement. If the insurance subsidiaries’ financial strength ratings were downgraded in the future, the terms in our reinsurance agreements might be triggered and counterparties to the credit facility agreements could demand collateralization which could negatively impact overall liquidity. Based on the amount of credit outstanding as of March 31, 2012 and December 31, 2011, a one-notch downgrade of our insurance subsidiaries would have resulted in an estimated increase in our collateral requirements by approximately $19.5 million and $84.0 million, respectively. The nature of the collateral that we may be required to post is principally in the form of cash, highly rated securities or LOC.

Certain of our derivative agreements contain provisions that are linked to the financial strength ratings of the individual legal entity that entered into the derivative agreement. If insurance subsidiaries’ financial strength ratings were downgraded in the future, the terms in our derivative agreements might be triggered and counterparties to the derivative agreements could demand immediate further collateralization which could negatively impact overall liquidity. Based on the market value of our derivatives as of March 31, 2012 and December 31, 2011, a one-notch downgrade of our insurance subsidiaries would have resulted in an estimated increase in our derivative collateral requirements by approximately $149.5 million and $123.0 million, respectively. The nature of the collateral that we may be required to post is principally in the form of cash and U.S. Treasury securities.

Based on the market value of our derivatives as of March 31, 2012 and December 31, 2011, a two-notch downgrade of our insurance subsidiaries would have resulted in an estimated increase in the derivative collateral requirements required by a one-notch downgrade by an additional $7.2 million and $6.7 million, respectively.

The amount of collateral that would be required to be posted is also dependent on the fair value of our derivative positions. For additional information on our derivative positions, refer to Note 4, Derivative Financial Instruments, to our Consolidated Financial Statements and Interim Condensed Consolidated Financial Statements.

Reinsurance

We have reinsurance treaties covering a portion of the mortality risks and guaranteed death and living benefits under its life insurance and annuity contracts. We remain liable to the extent our reinsurers do not meet their obligations under the reinsurance agreements.

We reinsure our business through a diversified group of well capitalized, highly rated reinsurers. We monitor trends in arbitration and any litigation outcomes with our reinsurers. Collectability of reinsurance balances are evaluated by monitoring ratings and evaluating the financial strength of its reinsurers. Large reinsurance recoverable balances with offshore or other non-accredited reinsurers are secured through various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit.

We utilize indemnity reinsurance agreements to reduce our exposure to large losses from GMDBs in our annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge our primary liability as direct insurer of the risks. We evaluate the financial strength of potential reinsurers and continually monitor the financial strength and credit ratings of our reinsurers.

The S&P rating of our reinsurers with the largest reinsurance recoverable balances are all A-rated or better. These reinsurers are Lincoln National Corporation (“Lincoln”), Hannover Life Reassurance Company of America and Hannover Life Reassurance (Ireland) Limited (collectively, “Hannover Re”) and various subsidiaries of Reinsurance Group of America Incorporated (collectively, “RGA”). Only those reinsurance recoverable balances where recovery is deemed probable are recognized as assets on the Company’s consolidated balance sheets.

We have a significant concentration of reinsurance arising from the disposition of our individual life insurance business. In 1998, we entered into an indemnity reinsurance agreement with a subsidiary of Lincoln. The Lincoln subsidiary established a trust to secure its obligations to us under the reinsurance transaction. Of the reinsurance recoverable in the consolidated balance sheets, $2.2 billion and $2.3 billion at December 31, 2011 and 2010, respectively, is related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement.

Effective January 1, 2009, the Company entered into a master asset purchase agreement (the “MPA”) with Scottish Re Group Limited, Scottish Holdings, Inc., Scottish Re (U.S.), Inc., Scottish Re Life (Bermuda) Limited and Scottish Re (Dublin) Limited (collectively, “Scottish Re”) and Hannover Re. Pursuant to the MPA, the Company recaptured all business then reinsured to Scottish Re, and immediately ceded 100% of such business to Hannover Re on a modified coinsurance, funds withheld, and coinsurance basis, which resulted in no gain or loss. The Company will remain obligated to maintain collateral for certain reserve requirements of the business transferred from the Company to Hannover Re for the duration of such reserve requirements or until the underlying reinsurance contracts are novated to Hannover Re or Hannover Re puts into place its own collateral for such reserve requirements. Of the Reinsurance recoverable on the consolidated balance sheets, $3.1 billion as of December 31, 2011 and 2010 is related to the reinsurance recoverable from Hannover Re under this reinsurance agreement.

On December 31, 2004, SLDI, a wholly owned subsidiary, reinsured the individual life reinsurance business (and sold certain systems and operating assets used in the individual life reinsurance business) to Scottish Re (U.S.), Inc. (“SRUS”) and Scottish Re Life (Bermuda) on a 100% coinsurance basis (the “2004 Transaction”).

As part of the 2004 Transaction, we paid a ceding commission and transferred assets backing reserves and miscellaneous other liabilities on the individual life reinsurance to Scottish Re and Scottish Bermuda. The ceding commission (net of taxes), along with other reserve assets, was placed in trust for our benefit to secure Scottish Re’s and Scottish Bermuda’s obligations as reinsurers of the acquired business.

On November 19, 2008, an existing reinsurance agreement between SRUS and Ballantyne Re, concerning a portion of the business that was originally ceded to Scottish Re as part of the 2004 Transaction, was novated with the result that we were substituted for SRUS as the ceding company to Ballantyne Re and made the sole beneficiary of trust assets connected with the Ballantyne Re facility. The trust assets support the reserve requirements of the business transferred from SLD to Ballantyne Re.

Effective January 1, 2010, the Company disposed of several blocks of its reinsurance business under coinsurance agreements with various subsidiaries of RGA for $129.8 million. Under the terms of the agreements, the Company ceded to RGA 100% of various blocks of business, including Group Life, Accident and Special Risk, Medical, Managed Care and Long-term Disability contracts. RGA established trusts with initial assets of $625.4 million to secure its obligations to the Company under the reinsurance transaction. As of December 31, 2011, due primarily to novation, there were no remaining trust funding requirements. Of the Reinsurance recoverable on the consolidated balance sheets, $11.1 million as of December 31, 2011 is related to the reinsurance recoverable from RGA under this reinsurance agreement.

For additional information on our reinsurance arrangements, refer to Note 9, Reinsurance, to our Consolidated Financial Statements.

Statutory Capital and Risk-Based Capital

Each of our wholly owned U.S. insurance subsidiaries is subject to minimum RBC established by the insurance departments of their applicable state of domicile. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital (“TAC”), as defined by the NAIC, to company action level RBC (“CAL”), as defined by the NAIC. Each of ING U.S., Inc.’s United States insurance subsidiaries exceeded the minimum RBC requirements for all periods presented herein.

Our insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the insurance department of the state of domicile, the entire amount or a portion of an asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets are typically deferred tax assets. Refer to the discussion regarding Statement of Statutory Accounting Principles (“SSAP”) 10 No. 10R for additional information on the admissibility of deferred tax assets.

Statutory capital and surplus of our principal insurance subsidiaries is as follows for the periods presented:

($ in millions)	Statutory Capital and Surplus
	As of March 31,		As of December 31,
	2012(3)	2011	2011	2010		2009
Subsidiary Name (state of domicile):
ING USA Annuity and Life Insurance Company (IA)	$2,326.4	$2,060.5	$2,222.0	$1,724.7		$1,485.1
ING Life Insurance and Annuity Company (CT)	2,040.0	1,844.8	1,931.9	1,688.3	(1)	1,762.1
Security Life of Denver Insurance Company (CO)	1,486.9	1,232.3	1,519.5	1,457.0		1,697.5
ReliaStar Life Insurance Company (MN)	2,187.7	2,207.5	2,104.3	2,078.1	(2)	2,190.3

(1)

As prescribed by statutory accounting practices, ILIAC statutory surplus as of December 31, 2010 included the impact of $150 million capital contribution received by ILIAC from its immediate parent, Lion Holdings, on February 18, 2011.

(2)

As prescribed by statutory accounting practices, RLI statutory surplus as of December 31, 2010 included the impact of $50 million capital contribution received by RLI from its immediate parent, Lion Holdings, on February 18, 2011.

(3)	Does not reflect dividends expected to be paid in the second quarter of 2012.

We monitor the ratio of our insurance subsidiaries’ TAC to CAL. A ratio in excess of 125% indicates that the insurance subsidiary is not required to take any corrective actions to increase capital levels at the direction of the applicable state of domicile. The ratio of TAC to CAL for each of our principal insurance subsidiaries is set out below for the periods presented:

	As of December 31,			As of December 31,			As of December 31,
($ in millions)	2011			2010			2009
	CAL	TAC	Ratio	CAL	TAC	Ratio	CAL	TAC	Ratio
Subsidiary Name (state of domicile):
ING USA Annuity and Life Insurance Company (IA)	$464.0	$2,329.0	502%	$462.0	$1,815.0	393%	$506.0	$1,552.0	307%
ING Life Insurance and Annuity Company (“ILIAC”) (CT)	426.0	2,150.0	505%	420.0	1,786.0	425%	370.0	1,832.0	495%
Security Life of Denver Insurance Company (CO)(1)	298.0	1,686.0	566%	332.0	1,638.0	493%	454.0	1,722.0	379%
ReliaStar Life Insurance Company (MN)(2)	498.0	2,248.0	451%	490.0	2,144.0	438%	472.0	2,218.0	470%
Eliminations & Adjustments(3)	(31.0)	(342.0)		(60.0)	(385.0)			(809.0)

U.S. Combined	$1,655.0	$8,071.0	488%	$1,644.0	$6,998.0	426%	$1,802.0	$6,515.0	362%

(1)

SLD paid a $200 million return of capital distribution during the first quarter of 2011. Capital contributions were recorded for statutory accounting purposes as an admitted receivable of ILIAC ($150 million) and of RLI ($50 million) for the year ended December 31, 2010.

(2)

RLI paid a dividend of $221 million and ILIAC paid a dividend of $203 million during the first quarter of 2010. Capital contributions were recorded as an admitted statutory receivable of SLD ($260 million) and ING USA ($239 million) for the year ended December 31, 2009.

(3)	Includes eliminations of surplus notes issued by ING USA and held by ILIAC, SLD and RLI. Also includes adjustments for timing differences between dividends and SSAP 72 capital infusions.

Statutory reserves established for variable annuity contracts and riders are sensitive to changes in the equity markets and are affected by the level of account values relative to the level of any guarantees, product design and reinsurance arrangements. As a result, the relationship between reserve changes and equity market performance is non- linear during any given reporting period. Market conditions greatly influence the ultimate capital required due to its effect on the valuation of reserves and derivative assets hedging these reserves.

The sensitivity of our insurance subsidiaries’ statutory reserves and surplus established for variable annuity contracts and certain minimum interest rate guarantees to changes in the interest rates, credit spreads and equity markets will vary depending on the magnitude of the decline. The sensitivity will be affected by the level of account values, the level of guaranteed amounts and product design. Should statutory reserves increase, this could result in future reductions in our insurance subsidiaries’ surplus, which may also impact RBC. Adverse changes in interest rates and the continued widening of credit spreads may result in an increase in the reserves for product guarantees which adversely impact statutory surplus, which may also impact RBC.

RBC is also affected by the product mix of the in force book of business (i.e., the amount of business without guarantees is not subject to the same level of reserves as the business with guarantees). RBC is an important factor in the determination of the credit and financial strength ratings of us and our insurance subsidiaries.

Effective December 31, 2009, our insurance subsidiaries adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method (“AG43”) for its statutory basis of accounting. The adoption of AG43 resulted in higher reserves than those calculated under previous standards by $293.0 million. Where the application of AG43 produces higher reserves than our insurance subsidiaries had otherwise established under previous standards, we may request permission from the respective state insurance departments to grade-in the impact of higher reserves over a three year period. This grade-in provision was elected for some of our insurance subsidiaries, as allowed under AG43 and as approved by the applicable insurance regulator of domicile, which allows our insurance subsidiaries to reflect the impact of adoption over a three year period. The impact of the grade-in for the year ended December 31, 2010 was an increase in reserves and a corresponding decrease in statutory surplus of $23.0 million. The grade-in did not have an impact on reserves or statutory surplus in 2011.

In June 2012, in conjunction with a limited scope examination of ING USA’s AG43 variable annuity reserves, we agreed with the Iowa Insurance Division that by December 31, 2012 we would implement a revised prudent margin (i.e., provision for adverse deviation) to the assumed mortality for our block of GMIB and GMWBL liabilities ceded from ING USA to SLDI. This revision will not alter our best estimate mortality assumption used in our US GAAP financial statements. It will increase our gross AG43 reserves before ceded reinsurance. Had this prudent margin been reflected in ING USA’s financial statement as of December 31, 2011, ING USA’s gross AG43 reserves would have been $300 million greater and the related reserve ceded to SLDI would have been $360 million more. Thus, the net reserve impact to statutory reserves at ING USA would have been $60 million favorable and SLDI would have been required to increase collateral in support of ceded reserves (i.e., qualifying assets in trust or approved letters of credit) in the amount of $360 million. The impact of this revision as of December 31, 2012 is not yet determinable and will depend primarily on 2012 market conditions.

Effective December 31, 2009, our insurance subsidiaries adopted SSAP No. 10R, Income Taxes (“SSAP 10R”), for our statutory basis of accounting. This statement requires our insurance subsidiaries to calculate admitted deferred tax assets based upon what is expected to reverse within one year with a cap on the admitted portion of the deferred tax asset equal to 10% of capital and surplus for its most recently filed statement. If our RBC levels of our insurance subsidiaries, after reflecting the above limitation, exceeds 250% of the authorized control level, SSAP 10R increases the reversal period on admitted deferred tax assets from one year to three years and increases the limitation on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in SSAP 10R include the requirement for our insurance subsidiaries to reduce the deferred tax asset by a statutory valuation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of or all of the deferred tax assets will not be realized. To temporarily mitigate this RBC impact and as a temporary measure at December 31, 2009 only, a 5% pre-tax RBC charge must be applied to the additional admitted deferred tax assets generated by SSAP 10R. The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009 adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011. The effects on our insurance subsidiaries’ 2009 financial statements of adopting this change in accounting principle at December 31, 2009 were increases to total assets and capital and surplus of $303.7 million. This adoption had no impact on total liabilities or net income (loss).

Effective January 1, 2012, our insurance subsidiaries adopted statutory basis of accounting SSAP No. 101, Income Taxes, a replacement of SSAP No. 10R and SSAP No. 10 (“SSAP 101”). SSAP 101 changed statutory accounting for income taxes in two key areas: (1) tax contingencies and (2) the admissibility of deferred tax assets. Under SSAP 101, federal and foreign income tax contingencies are now determined under a modified version of SSAP No. 5 – Revised, Liabilities, Contingencies and Impairment of Assets (“SSAP 5R”). Under this standard, the recognition of tax loss contingencies uses a more-likely-than-not model. SSAP No. 101 also provides for a three-step calculation to determine the admitted portion of adjusted gross deferred tax assets. In the first part of the admissibility test, all filers will be allowed to use a reversal period that corresponds to the tax loss carry-back provisions of the Internal Revenue Code (not to exceed three years). In the second part of the admissibility test, the reversal period and surplus limitation parameters (one year and 10.0% or three years and 15.0%) are determined based upon RBC levels. Companies not meeting the minimum threshold are prohibited from admitting anything in this part of the admissibility test. For purposes of determining test parameters, calculations of RBC or surplus thresholds will use current reporting period information. The effects on the insurance subsidiaries’ 2012 statutory-based financial statements of adopting this change in accounting principle at January 1, 2012 were an increase to statutory-based total assets and statutory-based capital and surplus of $65.9 million.

Pension and Postretirement Plans

For the three months ended March 31, 2012 and 2011 we contributed $20.6 million and $104.2 million to our pension plans and $1.4 million and $1.7 million to our postretirement plans. We contributed $173.1, $43.2 and $23.6 in 2011, 2010 and 2009, respectively, to our pension plans; and $4.9, $6.1 and $6.1 in 2011, 2010 and 2009, respectively, to our postretirement plans.

We expect that we will make additional cash contribution of approximately $80.6 million to the pension plans and approximately $3.4 million to other post-retirement plans during the remaining nine months of 2012, based upon certain economic and business assumptions. These assumptions include, but are not limited to, equity market performance and changes in interest rates.

For additional information on our pension and postretirement plan arrangements, refer to Note 14, Employee Benefit Arrangements, to our Consolidated Financial Statements. Also see “Business—Employees.”

Off-Balance Sheet Arrangements

Through the normal course of investment operations, we commit to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At March 31, 2012 and December 31, 2011 and 2010, we had off-balance sheet commitments to purchase investments equal to their fair value of $1.1 billion, $1.3 billion and $1.6 billion, respectively, of which $367.4 million, $470.9 million and $634.1 million, respectively, relates to consolidated investment entities.

Aggregate Contractual Obligations

As of December 31, 2011, we had certain contractual obligations due over a period of time as summarized in the following table. The estimated payments reflected in this table are based on our estimates and assumptions about these obligations. Because these estimates and assumptions are necessarily subjective, the actual cash outflows in future periods will vary, possibly materially, from those reflected in the table.

($ in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual Obligations
Purchase obligations(1)	$1,367.3	$1,367.3	$—	$—	$—
Reserves for insurance obligations(2)	135,343.8	14,305.3	21,890.4	19,608.0	79,540.1
Pension obligations(3)	986.1	91.1	185.2	191.8	518.0
Short-term and long-term debt obligations(4)(7)(8)	3,960.4	1,115.3	271.5	144.0	2,429.6
Operating leases(5)	182.3	46.6	64.4	38.8	32.5
Securities lending and repurchase agreements(6)	1,024.1	1,024.1	—	—	—

Total	$142,864.0	$17,949.7	$22,411.5	$19,982.6	$82,520.2

(1)

Purchase obligations consist primarily of outstanding commitments under alternative investments that may occur any time within the terms of the partnership, private loans and mortgages. The exact timing, however, of funding these commitments cannot be estimated. Therefore, the total amount of the commitments is included in the category “Less than 1 Year.”

(2)

Reserves for insurance obligations consist of amounts required to meet our future obligations for future policy benefits and contract owner account balances. Amounts presented in the table represent estimated cash payments under such contracts, including significant assumptions related to the receipt of future premiums, mortality, morbidity, lapse, renewal, retirement, disability and annuitization comparable with actual experience. These assumptions also include market growth and interest crediting consistent with assumptions used in amortizing deferred policy acquisition costs. All estimated cash payments are undiscounted for the time value of money. Accordingly, the sum of cash flows presented for all years of $135.3 billion significantly exceeds the sum of future policy benefits and contract owner account balances of $88.4 billion recorded on the Company’s consolidated balance sheet at December 31, 2011. Estimated cash payments are also presented gross of reinsurance. Due to the significance of the assumptions used, the amounts presented could materially differ from actual results.

(3)	Pension obligations consist of contribution matching obligations and other supplemental retirement and insurance obligations, under various benefit plans.
(4)

The estimated payments due by period for long-term debt reflects the contractual maturities of principal, as disclosed in Financing Agreements in our Consolidated Financial Statements, as well as estimated future interest payments. The payment of principal and estimated future interest for short-term debt are reflected in estimated payments due in less than one year. Refer to Financing Agreements in our Consolidated Financial Statements for additional information concerning the short-term and long-term debt.

(5)	Operating leases consist primarily of outstanding commitments for office space, equipment and automobiles.
(6)

Payables under securities loan agreements including collateral held represents the liability to return collateral received from counterparties under securities lending agreements. Securities lending agreements include provisions which permit the Company to call back securities with minimal notice and accordingly, the payable is classified as having a term of less than 1 year.

(7)

On April 12, 2012, the maturity for ING U.S., Inc.’s $500.0 million floating rate loan agreement with ING V was extended until 2016. As a result, amounts included in short-term and long-term debt obligations less than 1 year have decreased by $500.0 million, and amounts included in 3-5 years will increase by $500.0 million, after the date as of which this table is presented.

(8)

On April 20, 2012, ING U.S., Inc. borrowed a total of $2.0 billion under its Senior Unsecured Credit Facility. As a result, amounts included in short-term and long-term debt obligations less than 1 year and 1-3 years have increased by $300.0 million and $1.7 billion, respectively, after the date as of which this table is presented.

Critical Accounting Judgments and Estimates

General

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts and disclosures. Critical estimates and assumptions are evaluated on an on-going basis based on historical developments, market conditions, industry trends and other information. There can be no assurance that actual results will conform to estimates and assumptions and that reported results of operations will not be materially and adversely affected by the need to make future accounting adjustments to reflect changes in these estimates and assumptions.

We have identified the following accounting judgments and estimates as critical in that they involve a higher degree of judgment and are subject to a significant degree of variability: Reserves for future policy benefits, valuation and amortization of DAC and VOBA, valuation of investments and derivatives, impairments of investments, consolidation of variable interest entities (“VIEs”) and voting interest entities (“VOEs”), income taxes, contingencies and employee benefit plans.

In developing these accounting estimates and policies, we make subjective and complex judgments that are inherently uncertain and subject to material changes as facts and circumstances develop. Although variability is inherent in these estimates, we believe the amounts provided are appropriate based upon the facts available upon compilation of the Consolidated Financial Statements contained in this offering memorandum. For a more detailed discussion of other significant accounting policies, refer to Note 1, Business, Basis of Presentation and Significant Accounting Policies, to our Consolidated Financial Statements included elsewhere in this offering memorandum.

Sensitivity

DAC/VOBA and other intangible

We perform sensitivity analyses to assess the impact that certain assumptions have on DAC/VOBA and other intangible amortization/unlocking. The following table shows the estimated instantaneous impact of various assumption changes on our DAC/VOBA and other intangible amortization/unlocking. The effects presented are not representative of the aggregate impacts that could result if a combination of such changes to equity markets, interest rates and other assumptions occurred.

As of December 31, 2011
Estimated impact to income before income taxes (in millions)
Decrease in long-term rate of return assumption by 100 basis points	$(246.4)
A change to the long-term interest rate assumption of -50 basis points	(117.5)
A change to the long-term interest rate assumption of +50 basis points	110.6
An assumed increase in future mortality by 1%	(32.4)
A one-time, 10% drop in equity market values	(317.5)

Assumptions regarding shifts in market factors may be overly simplistic and not indicative of actual market behavior in stress scenarios.

Employee Benefits Plans

The discount rate and expected rate of return assumptions relating to our defined benefit pension and other postretirement benefit plans have historically had the most significant effect on our net periodic benefit costs and the projected and accumulated projected benefit obligations associated with these plans.

The discount rate is based upon current market information provided by plan actuaries. The discount rate modeling process involves selecting a portfolio of high quality, non-callable bonds that will match the cash flows of the ING Americas Retirement Plan. The discount rate in 2011 for the net periodic benefit cost was 5.5%. The discount rate for determining the projected benefit obligation and accumulated projected benefit obligation as of December 31, 2011 was 4.75%.

The effect of an increase or decrease in the discount rate by 100 basis points on the net periodic benefit costs would be a decrease in costs of $249.9 million and an increase in costs of $314.8 million, respectively.

At December 31, 2011, the sensitivity of our pension and accumulated postretirement benefit obligation to a 100 basis points increase or decrease in discount rate would be a decrease in obligations of $311.2 million and an increase in obligation of $246.6 million, respectively.

The expected rate of return considers the asset allocation, historical returns on the types of assets held and the current economic environment. We expect that the assets will earn an average percentage per year over the long term based on an active return on a compound basis.

Impact of New Accounting Pronouncements

For information regarding the impact of new accounting pronouncement, refer to Note 1, Business, Basis of Presentation and Significant Accounting Policies, to our Consolidated Financial Statements, included elsewhere in this offering memorandum.

Qualitative and Quantitative Disclosure About Market Risk

Market risk is the risk that our consolidated financial position and results of operations will be affected by fluctuations in the value of financial instruments. We have significant holdings in financial instruments and are naturally exposed to a variety of market risks. The main market risks we are exposed to include credit risk, interest rate risk and equity market price risk. We do not have material market risk exposure to “trading” activities in the Consolidated Financial Statements.

Risk Management

As a financial services company active in retirement solutions, investment management and insurance solutions, taking measured risks is part of our business. To ensure measured risk taking, we have integrated risk management in our daily business activities and strategic planning

We place a high priority to risk management and risk control. We have comprehensive risk management and control procedures in place at all levels and have established a dedicated risk management function with responsibility for the formulation of our risk appetite, strategies, policies and limits. The risk management function is also responsible for monitoring our overall market risk exposures and provides review, oversight and support functions across the Company on risk-related issues.

Our risk appetite is aligned with how our businesses are managed and anticipates future regulatory developments. In particular, our risk appetite is aligned with regulatory capital requirements applicable to other regulated insurance subsidiaries as well as metrics that are aligned with various ratings agency models.

Our risk governance and control systems enable us to identify, control, monitor and aggregate risks and provide assurance that risks are being measured, monitored and reported adequately and effectively. To promote measured risk taking, we have integrated risk management with our business activities and strategic planning through a strategy to manage risk in accordance with the following three principles:

1.	Operating unit management has primary responsibility for the day-to-day management of risk and form the first line of defense.

2.	The risk management function, both at the corporate and the business unit level, as the second line of defense, has the primary responsibility to align risk taking with strategic planning through risk tolerance and limit setting. Risk managers in the business units have direct reporting lines to the U.S. Chief Risk Officer.

3.	The internal audit function provides an ongoing independent (i.e. outside of the risk organization) and objective assessment of the effectiveness of internal controls, including financial and operational risk management and forms the third line of defense.

Our risk management is organized along a functional line comprising two levels within the organization: the corporate and business unit levels. The Chief Risk Officer (“CRO”) heads the functional line. Each of the business units has a similar function headed by a Chief Risk Officer (business unit CRO). This layered, functional approach is designed to promote consistent application of guidelines and procedures, regular reporting and appropriate communication vertically through the risk management function, as well as to provide ongoing support for the business. The scope, roles, responsibilities and authorities of the risk management function at different levels are described in an Insurance Risk Management Governance Framework to which all business units and business lines must adhere. The CRO and business unit CROs operate within this framework.

Our Risk Committee discusses and approves all risk policies and reviews and approves risks associated with our activities. This includes volatility (affecting earnings and value), exposure (required capital and market risk) and insurance risks. Each insurance business unit has an Asset-Liability Committee that reviews business specific risks and is governed by the Risk Committee.

We have implemented several limit structures to manage risk. Examples include, but are not limited to, the following:

•

At-risk limits on sensitivities of earnings and regulatory capital to the capital markets provide the fundamental framework to manage capital markets risks including the risk of asset / liability mismatch;

•	Duration and convexity mismatch limits;

•	Credit risk concentration limits;

•	Mortality concentration limits;

•	Catastrophe and mortality exposure retention limits for our insurance risk; and

•	Investment and derivative guidelines.

We manage a risk appetite based on two key risk metrics:

•

U.S. Regulatory Capital Sensitivities: the potential reduction, under a moderate capital markets stress scenario, of the excess of available statutory capital above the minimum required under the NAIC regulatory RBC methodology; and

•

Earnings Sensitivities: the potential reduction in results of operations under a moderate capital markets stress scenario. Maintaining a consistent level of earnings helps us to finance our operations, support our capital requirements and provide funds to pay dividends to stockholders.

Our risk metrics cover the most important aspects in terms of performance measures where risk can materialize and are representative of the regulatory constraints to which our business is subject. The sensitivities for earnings and statutory capital are important metrics since they provide insight into the level of risk we take under ‘moderate stress’ scenarios. They also are the basis for internal risk management.

We are also subject to cash flow stress testing pursuant to U.S. regulatory requirements. This analysis measures the effect of changes in interest rate assumptions on asset and liability cash flows. The analysis includes the effects of:

•	the timing and amount of redemptions and prepayments in our asset portfolio;

•	our derivative portfolio;

•	lapses and surrenders in our insurance products;

•	minimum interest guarantees in our insurance products; and

•	book value guarantees in our insurance products.

We evaluate any shortfalls that our cash flow testing reveals and if needed increase statutory reserves or adjust portfolio management strategies.

Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, financial indices, or other prices of securities or commodities. Derivatives include swaps, futures, options and forward contracts. Under U.S. insurance statutes, our insurance subsidiaries may use derivatives to hedge market values or cash flows of assets or liabilities; to replicate cash market instruments; and for certain limited income generating activities. Our insurance subsidiaries are generally prohibited from using derivatives for speculative purposes. References below to hedging and hedge programs refer to our process of reducing exposure to various risks. This does not mean that the process necessarily results in hedge accounting treatment for the respective derivative instruments. To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item and meet other specific requirements. Effectiveness of the hedge is assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. The ineffective portion of a hedging relationship subject to hedge accounting is recognized in net realized capital gains (losses) in the Consolidated Statements of Operations.

Market Risk Related to Interest Rates

We define interest rate risk as the risk of an economic loss due to adverse changes in interest rates. This risk arises from our holdings in interest sensitive assets and liabilities, primarily as a result of investing life insurance premiums, fixed annuity and guaranteed investment contract deposits received in interest-sensitive assets and carrying these funds as interest-sensitive liabilities. We are also subject to interest rate risk on our variable annuity business, as a sustained decline in interest rates may subject us to higher cost of guaranteed benefits and increased hedging costs.

We use product design, pricing and ALM strategies to reduce the adverse effects of interest rate movement. Product design and pricing strategies can include the use of surrender charges, withdrawal restrictions and the ability to reset credited interest rates. ALM strategies can include the use of derivatives and duration and convexity mismatch limits. See “Risk Factors—Risks Related to Our Business—General—Interest rate volatility may adversely affect our profitability.”

Derivatives strategies include the following:

•

Minimum Interest Rate Guarantees – For certain liability contracts, we provide the contract holder a guaranteed minimum interest rate. These contracts include certain fixed annuities and other insurance liabilities. We purchase interest rate floors, swaps and swaptions to reduce risk associated with these liability guarantees.

•

Book Value Guarantees in Long Duration Liability Contracts – For certain stable value contracts, the contract holder can surrender the contract for the account value even if the market value of the asset portfolio is in an unrealized loss position. We purchase derivatives including interest rate caps, swaps and swaptions to reduce the risk associated with this type of guarantee.

•

Interest Risk Related to Variable Annuity Guaranteed Living Benefits – For Variable Annuity contracts with Guaranteed Living benefits, the contract holder may elect to receive income benefits over the remainder of their lifetime. We use derivatives such as interest rate swaps to hedge a portion of the interest rate risk associated with this type of guarantee.

•

Other Market Value and Cash Flow Hedges – We also use derivatives in general to hedge present or future changes in cash flows or market value changes in our assets and liabilities. We use derivatives such as interest rate swaps to specifically hedge interest rate risks associated with our CMO-B portfolio, see “Investments—CMO-B Portfolio.”

We assess interest rate exposures for financial assets, liabilities and derivatives using hypothetical test scenarios that assume either increasing or decreasing 100 basis point parallel shifts in the yield curve, reflecting changes in either credit spreads or risk-free rates. The following tables set forth the net estimated potential change in fair value from hypothetical 100 basis point upward and downward shifts in interest rates as of both March 31, 2012 and December 31, 2011. While the test scenarios are for illustrative purposes only and do not reflect our expectations regarding future interest rates or the performance of fixed-income markets, they are a near-term, reasonably possible hypothetical change that illustrates the potential impact of such events. These tests do not measure the change in value that could result from non-parallel shifts in the yield curve. As a result, the actual change in fair value from a 100 basis point change in interest rates could be different from that indicated by these calculations.

	As of March 31, 2012
			Hypothetical Change in Fair Value
($ in millions)	Notional	Fair Value	+100 Basis Points Yield Curve Shift	-100 Basis Points Yield Curve Shift
Financial assets with interest rate risk:
Fixed maturity securities, including securities pledged		$70,964.1	$(4,288.2)	$4,269.5
Equity securities, available for sale		354.2	(7.8)	8.2
Commercial mortgage and other loans		9,264.1	(316.4)	282.9
Loan-Dutch State obligation		1,666.4	(18.1)	13.6
Derivatives:
Interest rate swaps, caps, forwards	$64,281.0	267.7	(909.7)	1,183.6
Financial liabilities with interest rate risk:
Investment contracts
Deferred annuities		55,844.2	(4,015.2)	5,058.7
Guaranteed investment contracts		5,064.5	(184.2)	196.7
Supplementary contracts and immediate annuities		3,415.8	(176.8)	201.5
Long-term debt		1,451.0	(52.9)	60.2
Embedded derivatives on reinsurance		136.2	(84.0)	85.6
Guaranteed benefit derivatives:
FIA		1,492.2	(92.4)	98.8
GMAB / GMWB / GMWBL		1,842.0	(787.7)	1,011.4
Stabilizer and MCGs		72.0	(72.0)	143.6

	As of December 31, 2011
			Hypothetical Change in Fair Value
($ in millions)	Notional	Fair Value(1)	+100 Basis Points Yield Curve Shift	-100 Basis Points Yield Curve Shift
Financial assets with interest rate risk:
Fixed maturity securities, including securities pledged		$72,669.4	$(4,334.6)	$4,326.1
Equity securities, available for sale		353.8	(7.6)	8.0
Commercial mortgage and other loans		8,943.7	(293.0)	235.8
Loan-Dutch State obligation		1,806.4	(19.0)	9.3
Derivatives:
Interest rate swaps, caps, forwards	$65,352.0	839.9	(1,090.6)	1,367.2
Financial liabilities with interest rate risk:
Investment contracts
Deferred annuities(2)		55,014.7	(3,677.6)	4,592.1
Guaranteed investment contracts		5,261.0	(184.5)	197.4
Supplementary contracts and immediate annuities		3,311.9	(173.2)	198.3
Long-term debt		1,448.5	(52.2)	59.5
Embedded derivatives on reinsurance		137.2	(86.4)	85.7
Guaranteed benefit derivatives:(2)
FIA		1,304.9	(81.9)	88.8
GMAB / GMWB / GMWBL		2,272.2	(837.9)	1,065.6
Stabilizer and MCGs		221.0	(137.1)	192.1

(1)	Separate account assets and liabilities which are interest sensitive are not included herein as any interest rate risk is borne by the holder of the separate account.
(2)	Certain amounts included in Deferred annuities section are also reflected within the Guaranteed benefit derivatives section of the tables above.

Market Risk Related to Equity Market Prices

Our variable products, FIA products and general account equity securities are significantly influenced by global equity markets. Increases or decreases in equity markets impact certain assets and liabilities related to our variable products and our earnings derived from those products. Our variable products include variable annuity contracts and variable life insurance.

Hedging of Variable Annuity Guaranteed Benefits

We primarily mitigate variable annuity market risk exposures through hedging. Market risk arises primarily from the minimum guarantees within the variable annuity products, whose economic costs are primarily dependent on future market returns, interest rate levels and policyholder behavior. The variable annuity hedging program is used to mitigate our exposure to equity market and interest rate changes and to ensure that the required assets are available to satisfy future death benefit and living benefit obligations. While the variable annuity guarantee hedge program does not explicitly hedge statutory or GAAP reserves, as markets move up or down, the returns generated by the variable annuity hedging program will significantly offset the statutory and GAAP reserve changes.

The objective of the guarantee hedging program is to offset changes in the present value of future expected guarantee payouts with respect to equity market returns, while also providing interest rate protection for certain minimum guaranteed living benefits. We do not hedge interest rate risks for our GMIB or GMDB primarily because doing so would result in volatility in our regulatory capital that exceeds our tolerances and, secondarily, because doing so would produce additional volatility in our GAAP financial statements.

Variable Annuity Capital Hedge Overlay Program

Variable annuity guaranteed benefits are hedged based on their economic or fair value; however, the statutory reserves are not based on a market value. When equity markets decrease, the statutory reserve for the variable annuity guaranteed benefit can increase more quickly than the value of the derivatives held under the

Guarantee Hedging Program. This causes statutory capital to decrease. To protect the residual risk to statutory capital in a decreasing equity market, we implemented the use of a capital hedge in 2008 which was based on the in-force notional of the block of business and underlying variable fund characteristics upon inception of the strategy. This initial hedge resulted in losses due to improving equity markets, which resulted in a shift to a dynamic hedging program in 2010. The current hedge strategy is intended to actively mitigate equity risk to the regulatory capital of the Company. The hedge is executed through the purchase and sale of equity index futures and is designed to limit the uncovered reserve increase in an immediate shock down equity market scenario (20% immediate down market shock as of March 31, 2012) to an amount we believe reasonable for a company of our size and scale ($240 million as of March 31, 2012). This amount will change over time with market movements, changes in regulatory capital and management actions.

Hedging of Fixed Indexed Annuity Benefits

We mitigate FIA market risk exposures through a combination of capital market hedging, product design and capital management. For the FIA book of business, these risks stem from the Minimum Guaranteed Interest Rates (MGIR) offered and the additional interest credits (Equity Participation or Interest Rate Participation) based on exposure to various stock market indices or the 3-month LIBOR. The minimum guarantees and stock market exposures are strongly dependent on capital markets and, to a lesser degree, policyholder behavior.

The credited rate mechanism for FIA exposes us to changes in various equity indices. We mitigate this exposure in two ways. The primary way we hedge FIA equity exposure is to purchase over-the-counter equity index call options from broker-dealer derivative counterparties who generally have a minimum credit rating of A3 from Moody’s and A- from S&P. For each broker-dealer counterparty, our derivative exposure to that counterparty is aggregated with any fixed income exposure to the same counterparty and is maintained within applicable limits. The second way to hedge FIA equity exposure is by purchasing exchange traded equity index futures contracts.

Additionally, the credited rate mechanism for certain FIA contracts exposes us to changes in interest rate benchmarks. We mitigate this exposure by purchasing over-the-counter interest rate swaptions from broker-dealer derivative counterparties who generally have a minimum credit rate of A3 from Moody’s and A- from S&P. For each broker-dealer counterparty, our derivative exposure to that counterparty is aggregated with any fixed income exposure to the same counterparty and is maintained within applicable limits.

These hedge programs are limited to the current policy term of the liabilities, based on current participation rates. Future returns, which may be reflected in FIA credited rates beyond the current policy term, are not hedged.

While the FIA hedging program does not explicitly hedge statutory or GAAP income volatility, the FIA hedging program tends to mitigate the statutory and GAAP reserve changes associated with movements in the equity market and 3-month LIBOR. This is due to the fact that a key component in the calculation of statutory and GAAP reserves is the market valuation of the current term embedded derivative. The risk management of the current term embedded derivative is the goal of the FIA hedging program. Due to the alignment of the embedded derivative reserve component with hedging of this same embedded derivative, there should be a match between changes in this component of the reserve and changes in the assets backing this component of the reserve. However, there may be an interim mismatch due to the fact that the hedges which are put in place are only intended to cover exposures expected to remain until the end of an indexing term (e.g. account value restrictions during an indexing term associated with expected lapses and mortality are not hedged).

We assess equity risk exposures for financial assets, liabilities and derivatives using hypothetical test scenarios that assume either an increase or decrease of 10% in all equity market benchmark levels. The following tables set forth the net estimated potential change in fair value from an instantaneous increase and decrease in all equity market benchmark levels of 10% as of both March 31, 2012 and December 31, 2011. In calculating these amounts, we exclude separate account equity securities related to products for which the investment risk is borne primarily by the separate account contract holder rather than by us. While the test scenarios are for illustrative purposes only and do not reflect our expectations regarding future the performance of equity markets, they are near-term, reasonably possible hypothetical changes that illustrate the potential impact of such events. These scenarios consider only the direct effect on fair value of declines in equity benchmark market levels and not changes in asset-based fees recognized as revenue, changes in our estimates of total gross profits used as a basis for amortizing deferred policy acquisition and other costs, or changes in any other assumptions such as market volatility or mortality, utilization or persistency rates in variable contracts that could also impact the fair value of our living benefits features. In addition, these scenarios do not reflect the effect of basis risk, such as potential differences in the performance of the investment funds underlying the variable annuity products relative to the equity market benchmark we use as a basis for developing our hedging strategy. The impact of basis risk could result in larger differences between the change in fair value of the equity-based derivatives and the related living benefit features, in comparison to the hypothetical test scenarios.

	As of March 31, 2012
	Notional		Fair Value	Hypothetical Change in Fair Value
($ in millions)				+10% Equity Shock	-10% Equity Shock
Financial assets with equity market risk:
Equity securities, available for sale	$		$354.2	$33.9	$(33.9)
Limited liability partnerships/corporations			626.8	26.7	(26.7)
Derivatives
Equity futures and total return swaps		12,873.6	(26.1)	(1,287.2)	1,287.2
Equity options		2,990.2	75.8	64.5	(53.2)

Financial liabilities with equity market risk:
Investment contracts
Deferred annuities			55,844.2	(173.1)	258.4
Guaranteed benefit derivatives:
FIA			1,492.2	175.9	(175.9)
GMAB / GMWB/ GMWBL			1,842.0	(253.5)	329.0

	As of December 31, 2011
	Notional		Fair Value	Hypothetical Change in Fair Value
($ in millions)				+10% Equity Shock	-10% Equity Shock
Financial assets with equity market risk:
Equity securities, available for sale	$		$353.8	$33.9	$(33.9)
Limited liability partnerships/corporations			599.6	25.5	(25.5)
Derivatives
Equity futures and total return swaps		12,737.7	6.5	(1,274.7)	1,274.7
Equity options		3,059.7	34.3	29.3	(27.6)

Financial liabilities with equity market:
Investment contracts
Deferred annuities			55,014.7	(194.0)	267.1
Guaranteed benefit derivatives:
FIA			1,304.9	222.0	(222.0)
GMAB / GMWB/ GMWBL			2,272.2	(270.1)	328.1

(1)	Certain amounts included in Deferred annuities section are also reflected within the Guaranteed benefit derivatives section of the tables above.

Market Risk Related to Credit Risk

Credit risk is primarily embedded in the general account portfolio. The carrying value of our fixed maturity and equity portfolio totaled $69.9 billion and $70.8 billion at March 31, 2012 and December 31, 2011, respectively. Our credit risk materializes primarily as impairment losses. We are exposed to occasional cyclical economic downturns, during which impairment losses may be significantly higher than the long-term historical average. This is offset by years where we expect the actual impairment losses to be substantially lower than the long-term average.

Credit risk in the portfolio can also materialize as increased capital requirements as assets migrate into lower credit qualities over time. The effect of rating migration on our capital requirements is also dependent on the economic cycle and increased asset impairment levels may go hand in hand with increased asset related capital requirements.

We manage the risk of default and rating migration by applying disciplined credit evaluation and underwriting standards and prudently limiting allocations to lower quality, higher risk investments. In addition, we diversify our exposure by issuer and country, using rating based issuer and country limits. We also set investment constraints that limit our exposure by industry segment. To limit the impact that credit risk can have on earnings and capital adequacy levels, we have portfolio-level credit risk constraints in place. Limit compliance is monitored on a daily or, in some cases, monthly basis. Limit violations are reported to senior management and we are actively involved in decisions around curing such limit violations.

We also have credit risk related to the ability of our derivatives and reinsurance counterparties to honor their obligations to pay the contract amounts under various agreements. In order to minimize the risk of credit loss on such contracts, we diversify our exposures among several counterparties and limit the amount of exposure to each based on credit rating. For most counterparties, including the largest reinsurance counterparties, we have collateral agreements in place that would substantially limit our credit losses in case of a counterparty default. We also limit our selection of counterparties to those with an “A” credit rating or above. For derivatives counterparty risk exposures (which includes reverse repurchase and securities lending transactions), we measure and monitor our risks on a market value basis daily.

We use credit derivatives to reduce our exposure to credit-related events as well as taking credit risk. For every subsidiary or internal portfolio, notional amount of credit risk taken using credit derivatives is limited to the amount of U.S. Treasury security investments in the same portfolio. We also place a limit on the amount of earnings volatility that these instruments can cause.

INVESTMENTS

Investments for our general account are managed by our wholly owned asset manager, ING Investment Management LLC, pursuant to investment advisory agreements with affiliates. In addition, our internal treasury group manages our holding company liquidity investments, primarily money market funds.

Investment Strategy

Our investment strategy seeks to achieve sustainable risk-adjusted returns by focusing on principal preservation, disciplined matching of asset characteristics with liability requirements and the diversification of risks. Investment activities are undertaken according to investment policy statements that contain internally established guidelines and risk tolerances and in all cases are required to comply with applicable laws and insurance regulations. Risk tolerances are established for credit risk, credit spread risk, market risk, liquidity risk and concentration risk across issuers, sectors and asset types that seek to mitigate the impact of cash flow variability arising from these risks.

Segmented portfolios are established for groups of products with similar liability characteristics. Our investment portfolio consists largely of high quality fixed maturities and short-term investments, investments in commercial mortgage loans, alternative investments and other instruments, including a small amount of equity holdings. Fixed maturities include publicly issued corporate bonds, government bonds, privately placed notes and bonds, ABS, traditional MBS and various CMO tranches managed in combination with financial derivatives as part of a proprietary strategy known as “CMO-B”.

We use derivatives for hedging purposes to reduce our exposure to the cash flow variability of assets and liabilities, interest rate risk, credit risk and market risk. In addition, we use credit derivatives to replicate exposure to individual securities or pools of securities as a means of achieving credit exposure similar to bonds of the underlying issuer(s) more efficiently.

Since the height of the financial crisis in 2008, we have pursued a substantial repositioning of the investment portfolio aimed at reducing risk, increasing the stability and predictability of returns and pursuing intentional investment risks that are reliant on our core strengths. In the initial stages of the portfolio transition during the financial crisis, sizeable shifts in asset allocation occurred over short periods of time including greater than $1 billion of reduction in exposure to hedge funds over 2008-2009, execution of the Illiquid Asset Back-up Facility in early 2009 (see “Risk Factors—Risks Related to Our Proposed Separation from, and Continuing Relationship With, ING Group“) and redeployment of routine cash flow into U.S. Treasury securities. As global capital markets began to stabilize in the middle of 2009 and the investment environment became less volatile, we began to gradually and selectively invest primarily in corporate credit with an emphasis on high quality, liquid assets. Over 2010 and 2011, in concert with reinvestment into public and private corporate credit and commercial mortgage loans, we executed a series of focused reduction programs in CMBS and Subprime RMBS securities. The repositioning has resulted in a significant decrease in exposure to structured assets, an improvement in the NAIC designation profile of our remaining structured assets and an increase in exposure to public and private investment grade corporate bonds and U.S. Treasury securities.

Over the 2009-2011 period, we significantly reduced our exposure to Non-Agency RMBS and CMBS securities. The most substantial reduction occurred in the 2009 Illiquid Asset Back-up Facility, in which a full credit risk transfer to the Dutch State was realized on 80% of the approximately $4.5 billion Alt-A RMBS portfolio. Over the same period, our exposure to Subprime RMBS and CMBS securities was reduced approximately $2.4 billion and $4.0 billion, respectively, through sales and impairments. The remaining Subprime and CMBS exposure carries a significantly improved NAIC designation profile. Over the same period, we have reduced exposure to financial institutions by approximately $2.0 billion, primarily out of a desire to reduce exposure to risk in the portfolio that is highly correlated with our own business model.

Each of these significant reductions in exposure and the repositioning overall represents our attempt at reducing risk, improving the stability and predictability of our investment returns and leveraging our core strengths.

Refer to Note 3, Investments (excluding Consolidated Investment Entities), to our Consolidated Financial Statements for additional information on our investments.

Portfolio Composition

The following table represents the investment portfolio as of the dates indicated:

($ in millions)	As of March 31, 2012		As of December 31, 2011		As of December 31, 2010
	Carrying Value	%	Carrying Value	%	Carrying Value	%
Fixed maturities available-for-sale, excluding securities pledged	$66,464.6	73.8%	$67,405.6	72.7%	$62,446.8	71.9%
Fixed maturities, at fair value using the fair value option	3,064.1	3.4%	3,010.3	3.3%	2,685.3	3.1%
Equity securities, available-for-sale	354.2	0.4%	353.8	0.4%	525.6	0.6%
Short-term investments(1)	3,073.3	3.4%	3,572.7	3.8%	2,809.2	3.2%
Mortgage loans on real estate	8,929.0	9.9%	8,691.1	9.4%	8,181.7	9.4%
Loan – Dutch State obligation(2)	1,645.0	1.8%	1,792.7	1.9%	2,314.2	2.7%
Policy loans	2,224.1	2.5%	2,263.9	2.4%	2,391.8	2.8%
Alternative investments	626.8	0.7%	599.6	0.6%	757.2	0.8%
Derivatives	2,043.9	2.3%	2,660.9	2.9%	783.9	0.9%
Other investments	207.1	0.2%	215.1	0.2%	200.3	0.2%
Securities pledged(3)	1,435.4	1.6%	2,253.5	2.4%	3,790.1	4.4%

Total investments	$90,067.5	100.0%	$92,819.2	100.0%	$86,886.1	100.0%

(1)	Short-term investments include investments with remaining maturities of one year or less, but greater than 3 months, at the time of purchase.
(2)	The reported value of the Dutch State loan obligation is based on the outstanding loan balance plus any unamortized premium.
(3)	Refer to “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources” for information regarding securities pledged.

Fixed Maturities

Total fixed maturities by market sector, including securities pledged, were as follows as of the dates indicated:

($ in millions)	As of March 31, 2012
	Amortized Cost	% of Total	Fair Value	% of Total
Fixed maturities:
U.S. Treasuries	$4,110.3	6.3%	$4,560.0	6.4%
U.S. government agencies and authorities	648.6	1.0%	717.5	1.0%
State, municipalities and political subdivisions	368.6	0.6%	392.2	0.6%
U.S. corporate securities	30,509.4	46.7%	33,322.5	47.0%
Foreign securities(1)	14,071.5	21.6%	15,209.5	21.4%
Residential mortgage-backed securities	7,708.7	11.8%	8,789.6	12.4%
Commercial mortgage-backed securities	5,182.8	7.9%	5,481.4	7.7%
Other asset-backed securities	2,647.8	4.1%	2,491.4	3.5%

Total fixed maturities, including securities pledged	$65,247.7	100.0%	$70,964.1	100.0%

(1)	Primarily U.S. dollar denominated.

($ in millions)	As of December 31, 2011
	Amortized Cost	% of Total	Fair Value	% of Total
Fixed maturities:
U.S. Treasuries	$5,283.8	7.9%	$5,972.5	8.2%
U.S. government agencies and authorities	643.1	1.0%	727.8	1.0%
State, municipalities and political subdivisions	375.1	0.6%	393.9	0.5%
U.S. corporate securities	30,486.5	45.5%	33,473.1	46.2%
Foreign securities(1)	14,041.9	21.0%	15,067.4	20.7%
Residential mortgage-backed securities	7,935.0	11.8%	9,048.1	12.5%
Commercial mortgage-backed securities	5,387.1	8.1%	5,485.4	7.5%
Other asset-backed securities	2,727.0	4.1%	2,501.2	3.4%

Total fixed maturities, including securities pledged	$66,879.5	100.0%	$72,669.4	100.0%

(1)	Primarily U.S. dollar denominated.

($ in millions)	As of December 31, 2010
	Amortized Cost	% of Total	Fair Value	% of Total
Fixed maturities
U.S. Treasuries	$5,063.2	7.8%	$5,062.4	7.3%
U.S. government agencies and authorities	943.7	1.4%	999.5	1.4%
State, municipalities and political subdivisions	489.9	0.7%	463.0	0.7%
U.S. corporate securities	27,218.9	41.4%	28,722.5	41.7%
Foreign securities(1)	13,726.0	20.8%	14,445.7	21.0%
Residential mortgage-backed securities	8,154.5	12.4%	9,273.8	13.5%
Commercial mortgage-backed securities	6,094.0	9.3%	6,220.4	9.0%
Other asset-backed securities	4,080.7	6.2%	3,734.9	5.4%

Total fixed maturities, including securities pledged to creditors	$65,770.9	100.0%	$68,922.2	100.0%

(1)	Primarily U.S. dollar denominated.

As of March 31, 2012, December 31, 2011 and December 31, 2010, the average duration of our fixed maturities portfolio, including securities pledged, is between 5.5 and 6.5 years.

Fixed Maturities Credit Quality — Ratings

The Securities Valuation Office (“SVO”) of the NAIC evaluates the fixed maturities investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called “NAIC designations.” An internally developed rating is used if no rating is available as permitted by the NAIC. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organization (“ARO”) for marketable fixed maturities, called “rating agency designations,” except for certain structured securities as described below. NAIC designations of “1,” highest quality, and “2,” high quality, include fixed maturities generally considered investment grade (“IG”) (i.e., rated “Baa3” or better by Moody’s or rated “BBB-” or better by S&P and Fitch). NAIC designations “3” through “6” include fixed maturities generally considered below investment grade (“BIG”) (i.e., rated “Ba1” or lower by Moody’s or rated “BB+” or lower by S&P and Fitch).

The NAIC adopted revised designation methodologies for non-agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC’s objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about our fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designations do not directly translate into NAIC designations, but represent our best estimate of comparable ratings from rating agencies, including Moody’s, S&P and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in our portfolio are generally rated by external rating agencies and, if not externally rated, are rated by us on a basis we believe to be similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency rating received:

•	when three ratings are received then the middle rating is applied;

•	when two ratings are received then the lower rating is applied;

•	when a single rating is received, the ARO rating is applied; and

•	when ratings are unavailable then an internal rating is applied.

The following tables represent credit quality of fixed maturities, including securities pledged, using NAIC designations as of the date indicated:

($ in millions)	As of March 31, 2012
NAIC Quality Designation	1	2	3	4	5	6	Total Fair Value
U.S. Treasuries	$4,560.0	$—	$—	$—	$—	$—	$4,560.0
U.S. government agencies and authorities	717.5	—	—	—	—	—	717.5
State, municipalities and political subdivisions	362.4	4.6	0.9	24.3	—	—	392.2
U.S. corporate securities	15,252.0	16,157.2	1,580.0	292.6	24.3	16.4	33,322.5
Foreign securities(1)	4,044.6	10,323.3	705.2	35.4	99.0	2.0	15,209.5
Residential mortgage-backed securities	7,820.5	177.6	305.2	144.1	330.5	11.7	8,789.6
Commercial mortgage-backed securities	5,057.7	141.8	241.9	18.3	21.7	—	5,481.4
Other asset-backed securities	2,202.4	82.6	141.9	29.8	29.4	5.3	2,491.4

Total fixed maturities	$40,017.1	$26,887.1	$2,975.1	$544.5	$504.9	$35.4	$70,964.1

	As of December 31, 2011
NAIC Quality Designation	1	2	3	4	5	6	Total Fair Value
U.S. Treasuries	$5,972.5	$—	$—	$—	$—	$—	$5,972.5
U.S. government agencies and authorities	727.8	—	—	—	—	—	727.8
State, municipalities and political subdivisions	333.6	4.7	0.9	54.7	—	—	393.9
U.S. corporate securities	15,680.3	15,978.0	1,449.2	320.4	45.2	—	33,473.1
Foreign securities(1)	4,185.6	9,754.3	968.9	63.0	95.5	0.1	15,067.4
Residential mortgage-backed securities	8,060.8	197.8	300.6	125.8	223.0	140.1	9,048.1
Commercial mortgage-backed securities	5,090.8	140.3	195.9	36.3	—	22.1	5,485.4
Other asset-backed securities	2,228.3	80.8	130.2	29.5	26.3	6.1	2,501.2

Total fixed maturities	$42,279.7	$26,155.9	$3,045.7	$629.7	$390.0	$168.4	$72,669.4

	As of December 31, 2010
NAIC Quality Designation	1	2	3	4	5	6	Total Fair Value
U.S. Treasuries	$5,062.4	$—	$—	$—	$—	$—	$5,062.4
U.S. government agencies and authorities	998.3	1.2	—	—	—	—	999.5
State, municipalities and political subdivisions	336.6	61.3	65.1	—	—	—	463.0
U.S. corporate securities	14,315.9	12,516.8	1,432.1	358.5	43.7	55.5	28,722.5
Foreign securities(1)	5,004.0	8,274.6	939.7	150.7	61.8	14.9	14,445.7
Residential mortgage-backed securities	8,719.4	153.2	189.8	168.6	40.3	2.5	9,273.8
Commercial mortgage-backed securities	5,051.0	515.2	458.9	97.3	56.8	41.2	6,220.4
Other asset-backed securities	3,058.3	271.4	154.3	168.8	39.5	42.6	3,734.9

Total fixed maturities	$42,545.9	$21,793.7	$3,239.9	$943.9	$242.1	$156.7	$68,922.2

(1)	Primarily U.S. dollar denominated.

At March 31, 2012, the weighted average quality rating of our fixed maturities portfolio was A. The following tables represent credit quality of fixed maturities, including securities pledged, using ARO ratings as of the dates indicated:

($ in millions)	As of March 31, 2012
ARO Quality Rating:	AAA	AA	A	BBB	BB	B and Below	Total Fair Value
U.S. Treasuries	$4,560.0	$—	$—	$—	$—	$—	$4,560.0
U.S. government agencies and authorities	710.1	4.6	2.8	—	—	—	717.5
State, municipalities and political subdivisions	107.0	223.1	32.3	4.6	0.9	24.3	392.2
U.S. corporate securities	717.1	1,837.2	12,919.1	15,931.5	1,621.0	296.6	33,322.5
Foreign securities(1)	41.8	881.5	3,487.7	10,226.1	512.9	59.5	15,209.5
Residential mortgage-backed securities	6,915.7	49.0	269.9	63.9	86.6	1,404.5	8,789.6
Commercial mortgage-backed securities	2,386.0	575.9	873.5	877.2	627.9	140.9	5,481.4
Other asset-backed securities	1,352.4	49.2	121.9	105.1	131.6	731.2	2,491.4

Total fixed maturities	$16,790.1	$3,620.5	$17,707.2	$27,208.4	$2,980.9	$2,657.0	$70,964.1

	As of December 31, 2011
ARO Quality Rating:	AAA	AA	A	BBB	BB	B and Below	Total Fair Value
U.S. Treasuries	$5,972.5	$—	$—	$—	$—	$—	$5,972.5
U.S. government agencies and authorities	722.4	2.9	2.5	—	—	—	727.8
State, municipalities and political subdivisions	106.4	195.6	31.6	4.7	0.9	54.7	393.9
U.S. corporate securities	714.6	2,045.1	13,268.3	15,653.3	1,464.8	327.0	33,473.1
Foreign securities(1)	43.4	1,021.9	3,479.9	9,690.9	727.9	103.4	15,067.4
Residential mortgage-backed securities	7,118.8	68.3	290.7	70.4	83.0	1,416.9	9,048.1
Commercial mortgage-backed securities	2,591.5	553.1	907.1	740.3	577.1	116.3	5,485.4
Other asset-backed securities	1,361.2	59.4	118.0	144.1	144.9	673.6	2,501.2

Total fixed maturities	$18,630.8	$3,946.3	$18,098.1	$26,303.7	$2,998.6	$2,691.9	$72,669.4

	As of December 31, 2010
ARO Quality Rating:	AAA	AA	A	BBB	BB	B and Below	Total Fair Value
U.S. Treasuries	$5,062.4	$—	$—	$—	$—	$—	$5,062.4
U.S. government agencies and authorities	995.7	2.6	—	1.2	—	—	999.5
State, municipalities and political subdivisions	129.3	169.7	37.6	61.4	65.0	—	463.0
U.S. corporate securities	518.0	2,413.7	11,556.2	12,377.5	1,488.7	368.4	28,722.5
Foreign securities(1)	47.7	1,119.0	4,043.9	8,368.3	640.8	226.0	14,445.7
Residential mortgage-backed securities	7,363.8	94.8	128.7	95.9	46.2	1,544.4	9,273.8
Commercial mortgage backed securities	2,992.4	774.0	999.2	846.6	489.7	118.5	6,220.4
Other asset-backed securities	1,367.2	288.1	142.5	286.5	189.9	1,460.7	3,734.9

Total fixed maturities	$18,476.5	$4,861.9	$16,908.1	$22,037.4	$2,920.3	$3,718.0	$68,922.2

(1)	Primarily U.S. dollar denominated.

The amortized cost and fair value of fixed maturities, including securities pledged, as of March 31, 2012 and December 31, 2011, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

($ in millions)	As of March 31, 2012		As of December 31, 2011
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due to mature:
One year or less	$2,299.7	$2,371.7	$2,815.1	$2,885.5
After one year through five years	12,737.9	13,536.7	13,850.8	14,543.9
After five years through ten years	16,535.4	17,865.4	16,512.4	17,753.2
After ten years	18,135.4	20,427.9	17,652.1	20,452.1
Mortgage-backed securities	12,891.5	14,271.0	13,322.1	14,533.5
Other asset-backed securities	2,647.8	2,491.4	2,727.0	2,501.2

Fixed maturities, including securities pledged	$65,247.7	$70,964.1	$66,879.5	$72,669.4

We did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of our shareholder’s equity at March 31, 2012 and December 31, 2011.

Unrealized Capital Losses

Unrealized capital losses (including non credit impairments), along with the fair value of fixed maturities, including securities pledged, by market sector and duration were as follows as of the dates indicated:

($ in millions)	As of March 31, 2012
	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
U.S. Treasuries	$726.0	$0.9	$—	$—	$—	$—	$726.0	$0.9
U.S. government agencies and authorities	—	—	—	—	—	—	—	—
U.S. corporate, state and municipalities	1,979.7	44.0	359.0	16.8	369.1	40.6	2,707.8	101.4
Foreign	791.9	26.1	271.3	15.1	351.7	40.1	1,414.9	81.3
Residential mortgage-backed	668.9	8.0	152.5	5.3	925.2	163.1	1,746.6	176.4
Commercial mortgage-backed	72.8	1.1	436.1	23.3	278.6	37.0	787.5	61.4
Other asset-backed	49.6	0.4	90.3	7.1	717.9	209.7	857.8	217.2

Total	$4,288.9	$80.5	$1,309.2	$67.6	$2,642.5	$490.5	$8,240.6	$638.6

	As of December 31, 2011
	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
U.S. Treasuries	$—	$—	$—	$—	$—	$—	$—	$—
U.S. government agencies and authorities	—	—	—	—	—	—	—	—
U.S. corporate, state and municipalities	1,812.9	55.7	173.2	10.4	393.4	45.3	2,379.5	111.4
Foreign	1,177.6	66.2	80.2	7.3	655.8	71.9	1,913.6	145.4
Residential mortgage-backed	426.6	5.1	388.3	16.1	865.1	219.6	1,680.0	240.8
Commercial mortgage-backed	338.3	6.4	1,131.6	87.6	241.4	55.2	1,711.3	149.2
Other asset-backed	306.9	5.3	165.8	42.7	668.5	222.7	1,141.2	270.7

Total	$4,062.3	$138.7	$1,939.1	$164.1	$2,824.2	$614.7	$8,825.6	$917.5

	As of December 31, 2010
	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
U.S. Treasuries	$1,702.4	$55.9	$—	$—	$—	$—	$1,702.4	$55.9
U.S. government agencies and authorities	38.0	1.3	—	—	—	—	38.0	1.3
U.S. corporate, state and municipalities	4,665.2	152.3	68.1	2.8	750.4	65.6	5,483.7	220.7
Foreign	2,440.8	94.8	63.1	1.7	431.5	42.6	2,935.4	139.1
Residential mortgage-backed	1,244.5	22.6	20.4	1.9	1,082.9	244.1	2,347.8	268.6
Commercial mortgage-backed	122.4	1.4	—	—	1,584.9	160.1	1,707.3	161.5
Other asset-backed	307.5	3.9	16.9	0.1	1,408.1	405.2	1,732.5	409.2

Total	$10,520.8	$332.2	$168.5	$6.5	$5,257.8	$917.6	$15,947.1	$1,256.3

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 84.4%, 82.1% and 85.3% of the average book value as of March 31, 2012 and December 31, 2011 and 2010, respectively.

As of March 31, 2012, December 31, 2011 and December 31, 2010, gross unrealized losses on fixed maturities, including securities pledged, decreased $278.9 million, $338.8 million and $3.1 billion, respectively. The decrease in gross unrealized losses was primarily due to recognition of OTTI on Other ABS and the declining yields and tightening spreads.

CMO-B Portfolio

As part of our broadly diversified investment portfolio, we have a core holding in a proprietary mortgage derivatives strategy known as CMO-B, which invests in a variety of CMO securities in combination with interest rate derivatives in targeting a specific type of exposure to the U.S. residential mortgage market. Because of their relative complexity and generally small natural buyer base, we believe certain types of CMO securities are consistently priced below their intrinsic value, thereby providing a source of potential return for investors in this strategy.

The CMO securities that are part of our CMO-B portfolio are either notional or principal securities, backed by the interest and principal components, respectively, of mortgages secured by single-family residential real estate. There are many variations of these two types of securities including Interest Only (“IO”) and Principal Only (“PO”) securities, as well as Inverse-floating rate (principal) securities and Inverse IOs, all of which are part of our CMO-B portfolio. This strategy has been in place for nearly two decades and thus far has been a significant source of investment income while exhibiting relatively low volatility and correlation compared to the other asset types in the investment portfolio, although we cannot predict whether favorable returns will continue in future periods.

To protect against the potential for credit loss associated with financially troubled borrowers, investments in our CMO-B portfolio are primarily in CMO securities backed by one of the government sponsored entities – Fannie Mae, Freddie Mac or Government National Mortgage Association.

Because the timing of the receipt of the underlying cash flow is highly dependent on the level and direction of interest rates, our CMO-B portfolio also has exposure to both interest rate and convexity risk. The exposure to interest rate risk – the potential for changes in value that results from changes in the general level of interest rates – is managed to a defined target duration using interest rate swaps. The exposure to convexity risk – the potential for changes in value that result from changes in duration caused by changes in interest rates – is dynamically hedged using interest rate swaps, and at times, interest rate swaptions.

Changes in the prepayment behavior of homeowners represent both a risk and potential source of return for our CMO-B portfolio. As a result, we seek to invest in securities that are broadly diversified by collateral type to take advantage of the uncorrelated prepayment experiences of homeowners with unique characteristics that influence their ability or desire to prepay their mortgage. We choose collateral type and individual security based on an in-depth quantitative analysis of prepayment incentives across all available borrower types.

The following table shows fixed maturities balances held in the CMO-B portfolio by NAIC rating as of the dates indicated:

($ in millions)
	As of March 31, 2012			As of December 31, 2011			As of December 31, 2010
NAIC Designation	Amortized Cost	Fair Value	% Fair Value	Amortized Cost	Fair Value	% Fair Value	Amortized Cost	Fair Value	% Fair Value
1	$3,146.7	$4,106.5	91.3%	$3,157.4	$4,214.1	91.6%	$3,373.0	$4,630.0	98.1%
2	6.6	12.0	0.3%	6.6	12.0	0.3%	11.7	12.6	0.3%
3	10.9	17.5	0.4%	8.2	12.9	0.3%	12.5	16.6	0.4%
4	37.9	46.0	1.0%	36.5	46.2	1.0%	28.1	37.5	0.8%
5	163.2	303.6	6.8%	121.2	174.6	3.8%	9.7	19.6	0.4%
6	0.8	8.5	0.2%	42.0	140.7	3.0%	0.8	1.5	0.0%

	$3,366.1	$4,494.1	100.0%	$3,371.9	$4,600.5	100.0%	$3,435.8	$4,717.8	100.0%

For CMO securities where the Company elected FV option, amortized cost represents the market values. For details on the NAIC designation methodology, please refer to the “Fixed Maturities Credit Quality–Ratings” above.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

($ in millions)	As of March 31, 2012			As of December 31, 2011			As of December 31, 2010
	Notional Amount	Assets Fair Value	Liability Fair Value	Notional Amount	Assets Fair Value	Liability Fair Value	Notional Amount	Assets Fair Value	Liability Fair Value
Derivatives non-qualifying for hedge accounting:
Interest Rate Contracts	$33,221.3	$648.6	$954.6	$33,204.1	$770.2	$1,024.3	$30,981.7	$438.1	$688.6

The financial crisis of 2008 resulted in tighter lending standards which has led to higher involuntary and lower voluntary prepayments, greater variations in prepayments based on borrower traits, lower correlation between interest rates and prepayments and elevated sensitivity to government policy changes for prepayments and valuations. We believe our CMO-B portfolio was positioned for such a landscape, as the IO and Inverse IO, or notional, exposure in the portfolio generally benefited from slowing prepayments in 2009. At the same time the diversified nature of the mortgage collateral underlying the securities in our CMO-B portfolio benefited from the renewed importance of differentiation by borrower classification. Our CMO-B portfolio also benefitted in 2009 from the fact that, consistent with the market generally, valuations of some of the CMO-B securities had fallen significantly in late 2008 despite a lack of significant changes in the expectations for underlying cash flows. The decrease in valuations in 2008 created an opportunity for increases in valuations in 2009 when investors recognized the attractiveness of the sector.

The following table shows fixed maturity securities balances and tranche type as of the dates indicated:

($ in millions)	As of March 31, 2012			As of December 31, 2011			As of December 31,
Tranche Type	Amortized Cost	Fair Value	% Fair Value	Amortized Cost	Fair Value	% Fair Value	Amortized Cost	Fair Value	% Fair Value
Inverse Floater	$1,295.7	$1,865.2	41.5%	$1,386.5	$2,001.2	43.5%	$1,706.5	$2,331.8	49.4%
Interest Only (IO)	304.2	337.9	7.5%	259.7	290.6	6.3%	287.3	322.3	6.8%
Inverse IO	1,413.8	1,931.9	43.0%	1,339.6	1,913.3	41.6%	1,164.3	1,779.3	37.7%
Principal Only (PO)	225.2	229.2	5.1%	246.9	252.6	5.5%	195.2	200.4	4.2%
Floater	110.5	112.3	2.5%	120.6	120.7	2.6%	53.9	52.1	1.1%
Other	16.7	17.6	0.4%	18.6	22.1	0.5%	28.6	31.9	0.7%

Total	$3,366.1	$4,494.1	100.0%	$3,371.9	$4,600.5	100.0%	$3,435.8	$4,717.8	100.0%

Generally, a continued increase in valuations, as well as muted prepayments despite low interest rates, led to a strong performance of our CMO-B portfolio in 2010. Based on fundamental prepayment analysis, we were able to increase the allocation to notional securities in a manner that was diversified by borrower and mortgage characteristics without unduly increasing portfolio risk because of the new mortgage financing environment and the belief that an increase in prepayments would be muted by the tight credit environment.

While the market in the second half of 2011 was volatile as a result of the European debt crisis and concerns regarding the implications of Home Affordable Refinance Program 2.0, our CMO-B portfolio performed well due to persistently low levels of prepayments and a diversified selection of underlying collateral types. Lower valuations and prepayments due to tight housing-related credit continued in the first quarter of 2012; however, to the extent these conditions change, we expect that the results of our CMO-B portfolio will likely underperform those of recent periods.

The following table shows returns for our CMO-B portfolio for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Net investment income (loss)	$286.3	$288.1	$1,158.5	$1,261.4	$1,286.0
Net realized capital gains (losses)(1)	(170.6)	(44.7)	(294.9)	(243.3)	(177.1)

Total income (pre-tax)	$115.7	$243.4	$863.6	$1,018.1	$1,108.9

Annualized return(2)	13.7%	29.3%	25.9%	27.9%	25.5%

(1)

Net realized capital gains (losses) also include derivatives interest settlements, mark to market adjustments and realized gains (losses) on standalone derivatives contracts that are in the CMO-B portfolio.

(2)	Returns are calculated using average amortized cost.

In defining operating income before income taxes and non-operating income for our CMO-B portfolio, certain recharacterizations are recognized. As indicated in footnote (1) above, derivatives activity including net coupon settlement on interest rate swaps is included as net realized capital gains (losses). Since these swaps are hedging securities whose coupon payments are reflected as net investment income (loss) (operating income), it is appropriate to represent the net swap coupons as operating income before income taxes rather than non-operating income. Also included in net realized gains (losses) is the premium amortization and mark to market for securities designated under the fair value option, whereas the coupon for these securities is included in net investment income (loss). In order to present the economics of these fair value securities in a similar manner to those of an available for sale security, the premium amortization is reclassified from net/realized capital gains (losses) (or non-operating income) to operating income.

After adjusting for the two items referenced immediately above, the following table shows the resultant operating income before income taxes and non-operating income for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Operating income before income taxes	$131.4	$121.8	$517.7	$566.8	$610.9
Non-operating income	(15.7)	121.6	345.9	451.3	498.0

Income before income taxes	$115.7	$243.4	$863.6	$1,018.1	$1,108.9

Subprime and Alt-A Mortgage Exposure

The performance of underlying subprime and Alt-A mortgage collateral originated prior to 2008 continues to reflect the problems associated with a housing market characterized by substantial price declines and an employment market that remains weak and under stress. Credit spreads have widened on the securities and rating agency downgrades have been widespread and severe within the sector. Over the course of 2010 and early 2011, price transparency and liquidity for bonds backed by subprime mortgages improved with lower volatility across broader risk markets and an apparent increase in overall risk appetite. However, beginning in the second quarter of 2011, the market for the lower quality, distressed segments of the subprime and Alt-A mortgage markets weakened. Severe supply distortions of these asset types increased volatility and reduced liquidity in these segments of the non-agency RMBS markets. In the second half of 2011, these supply problems decreased, but additional fundamental weaknesses in the housing market and uncertainty regarding broader global markets negatively impacted credit risk premiums, which pressured prices lower in these segments of the non-agency RMBS markets. We consider collateral performance and structural characteristics associated with our various positions in managing our risk exposures to subprime and Alt-A mortgages.

We do not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. We define Alt-A mortgages to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

We have exposure to RMBS, CMBS and ABS. Our exposure to subprime mortgage-backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings were included in Other ABS under “Fixed Maturities” above. As of March 31, 2012, the fair value and gross unrealized losses related to our exposure to subprime mortgage-backed securities were $978.8 million and $218.3 million, representing 1.4% of total fixed maturities, including securities pledged, respectively. As of December 31, 2011, the fair value and gross unrealized losses related to our exposure to subprime mortgage-backed securities were $974.2 million and $272.1 million, representing 1.3% of total fixed maturities, including securities pledged, respectively. As of December 31, 2010, the fair value and gross unrealized losses related to our exposure to subprime mortgage-backed securities were $2.1 billion and $384.8 million, representing 3.0% of total fixed maturities, including securities pledged, respectively.

The NAIC adopted revised designation methodologies for non-agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC’s objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

The following tables summarize our exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of the dates indicated:

% of Total Subprime Mortgage-backed Securities
NAIC Designation		ARO Ratings		Vintage
As of March 31, 2012
1	77.6%	AAA	1.8%	2007	27.6%

2	4.0%	AA	0.9%	2006	40.4%

3	14.6%	A	4.8%	2005 and prior	32.0%

4	2.8%	BBB	6.3%		100.0%

5	0.5%	BB and below	86.2%

6	0.5%		100.0%

	100.0%

As of December 31, 2011
1	78.1%	AAA	2.9%	2007	26.9%

2	4.7%	AA	1.2%	2006	41.2%

3	13.4%	A	4.5%	2005 and prior	31.9%

4	2.7%	BBB	8.8%		100.0%

5	0.5%	BB and below	82.6%

6	0.6%		100.0%

	100.0%

As of December 31, 2010
1	79.4%	AAA	7.1%	2007	33.9%

2	4.0%	AA	7.0%	2006	40.0%

3	6.2%	A	3.8%	2005 and prior	26.1%

4	7.8%	BBB	5.1%		100.0%

5	1.3%	BB and below	77.0%

6	1.3%		100.0%

	100.0%

Our exposure to Alt-A mortgages is included in the “residential mortgage-backed securities” line item in the “Fixed Maturities” table under “—Fixed Maturities,” above. As of March 31, 2012, the fair value and gross unrealized losses aggregated to $418.4 million and $90.7 million, respectively, representing 0.6% of total fixed maturities, including securities pledged. As of December 31, 2011, the fair value and gross unrealized losses aggregated to $410.8 million and $117.6 million, respectively, representing 0.6% of total fixed maturities, including securities pledged. As of December 31, 2010, the fair value and gross unrealized losses aggregated to $504.3 million and $118.5 million, respectively, representing 0.7% of total fixed maturities, including securities pledged.

The following tables summarize our exposure to Alt-A RMBS by credit quality using NAIC designation, ARO ratings and vintage year as of the dates indicated:

% of Total Alt-A Mortgage-backed Securities
NAIC Designation		ARO Ratings		Vintage
As of March 31, 2012
1	38.2%	AAA	0.9%	2007	19.3%

2	9.6%	AA	1.6%	2006	25.6%

3	19.4%	A	7.6%	2005 and prior	55.1%

4	21.8%	BBB	3.9%		100.0%

5	10.4%	BB and below	86.0%

6	0.6%		100.0%

	100.0%

As of December 31, 2011
1	38.7%	AAA	1.0%	2007	18.8%

2	11.0%	AA	2.3%	2006	25.3%

3	16.4%	A	7.5%	2005 and prior	55.9%

4	24.0%	BBB	3.9%		100.0%

5	9.0%	BB and below	85.3%

6	0.9%		100.0%

	100.0%

As of December 31, 2010
1	43.3%	AAA	8.9%	2007	19.0%

2	10.8%	AA	4.4%	2006	26.4%

3	13.6%	A	2.2%	2005 and prior	54.6%

4	25.3%	BBB	2.4%		100.0%

5	6.6%	BB and below	82.1%

6	0.4%		100.0%

	100.0%

Commercial Mortgage-Backed and Other Asset-backed Securities

CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas. Delinquency rates on commercial mortgages have remained elevated in recent months. However, the steep pace of increases observed in the months following the credit crisis has slowed, and some recent months have posted month over month declines in mortgage delinquencies. In addition, other performance metrics like vacancies, property values and rent levels have shown improvements. These metrics may provide early signals of a recovery in commercial real estate. In addition, the primary market for CMBS continued its recovery from the credit crisis with higher total new issuances in 2011, which was the third straight year of higher new issuances. Higher new issuances resulted in increased credit availability within the commercial real estate market.

For consumer ABS, delinquency and loss rates have continued to decline after the credit crisis. Improvements in various credit metrics across multiple types of asset-backed loans have been observed on a sustained basis.

As of March 31, 2012 and December 31, 2011 and 2010, the fair value of our CMBS totaled $5.5 billion, $5.5 billion and $6.2 billion, respectively, and Other ABS, excluding subprime exposure, totaled $1.5 billion, $1.5 billion and $1.7 billion, respectively.

As of March 31, 2012 and December 31, 2011 and 2010, the gross unrealized losses related to CMBS totaled $61.4 million, $149.2 million and $161.5 million, respectively, and gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $0.9 million, $1.3 million and $29.5 million, respectively.

The following tables summarize our exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of the dates indicated:

% of Total CMBS
NAIC Designation		ARO Ratings		Vintage
As of March 31, 2012
1	92.3%	AAA	43.5%	2008	0.3%

2	2.6%	AA	10.5%	2007	35.2%

3	4.4%	A	15.9%	2006	27.0%

4	0.3%	BBB	16.0%	2005 and prior	37.5%

5	0.4%	BB and below	14.1%		100.0%

6	—		100.0%

	100.0%

As of December 31, 2011
1	92.7%	AAA	47.3%	2008	0.3%

2	2.6%	AA	10.1%	2007	33.4%

3	3.6%	A	16.5%	2006	26.5%

4	0.7%	BBB	13.5%	2005 and prior	39.8%

5	—	BB and below	12.6%		100.0%

6	0.4%		100.0%

	100.0%

As of December 31, 2010
1	81.2%	AAA	48.1%	2008	0.2%

2	8.3%	AA	12.4%	2007	31.6%

3	7.4%	A	16.1%	2006	25.8%

4	1.6%	BBB	13.6%	2005 and prior	42.4%

5	0.8%	BB and below	9.8%		100.0%

6	0.7%		100.0%

	100.0%

As of March 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, non-consolidated collateralized loan obligations (“CLOs”) and automobile receivables, comprising 42.4%, 5.1% and 27.7%, respectively, of total other ABS, excluding subprime exposure. As of December 31, 2011, the other ABS were securitized by credit card receivables, non-consolidated CLOs and automobile receivables, comprising 43.1%, 4.6% and 27.9%, respectively, of total other ABS, excluding subprime exposure. As of December 31, 2010, the Other ABS, excluding subprime mortgage exposure, were securitized by credit card receivables, CLO and automobile receivables comprising 47.0%, 13.2% and 18.3%, respectively, of total Other ABS, excluding subprime exposure.

The following tables summarize our exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations ARO ratings and vintage year as of March 31, 2012 and December 31, 2011 and 2010:

% of Total Other ABS
NAIC Designation		ARO Ratings		Vintage
As of March 31, 2012
1	95.3%	AAA	87.6%	2012	3.4%

2	2.9%	AA	2.7%	2011	17.0%

3	—	A	5.0%	2010	9.2%

4	0.2%	BBB	2.9%	2009	5.5%

5	1.6%	BB and below	1.8%	2008	6.8%

6	—		100.0%	2007	23.7%

	100.0%			2006	10.4%

				2005 and prior	24.0%

					100.0%

As of December 31, 2011
1	96.1%	AAA	86.6%	2011	18.0%

2	2.3%	AA	3.1%	2010	9.6%

3	—	A	4.9%	2009	6.4%

4	0.2%	BBB	3.8%	2008	7.0%

5	1.4%	BB and below	1.6%	2007	24.8%

6	—		100.0%	2006	9.5%

	100.0%			2005 and prior	24.7%

					100.0%

As of December 31, 2010
1	85.5%	AAA	73.0%	2010	10.9%

2	11.0%	AA	8.9%	2009	8.4%

3	1.5%	A	4.0%	2008	7.4%

4	0.3%	BBB	10.5%	2007	28.0%

5	0.8%	BB and below	3.6%	2006	13.0%

6	0.9%		100.0%	2005 and prior	32.3%

	100.0%				100.0%

Mortgage Loans on Real Estate

Our mortgage loans on real estate are all commercial mortgage loans, which totaled $8.9 billion, $8.7 billion and $8.2 billion as of March 31, 2012, December 31, 2011 and December 31, 2010, respectively. The carrying value of these loans is reported at amortized cost, less impairment write-downs and allowance for losses.

We diversify our commercial mortgage loan portfolio by geographic region and property type to manage concentration risk. We manage risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, we continuously evaluate all mortgage loans based on relevant current information including a review of loan-specific credit, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company’s review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

We rate all commercial mortgages to quantify the level of risk. We place those loans with higher risk on a watch list and closely monitor these loans for collateral deficiency or other credit events that may lead to a potential loss of principal and/or interest. If we determine the value of any mortgage loan to be OTTI (i.e., when it is probable that we will be unable to collect on all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either the present value of expected cash flows from the loan, discounted at the loan’s effective interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing an other-than-temporary write-down recorded in net realized capital gains (losses) in the consolidated statement of operations.

The following tables summarize our investment in commercial mortgage loans, the related valuation allowance and changes in the valuation allowance as of the dates indicated:

($ in millions)	As of March 31, 2012	As of December 31, 2011	As of December 31, 2010
Mortgage loans	$8,933.9	$8,695.5	$8,188.7
Allowance for losses	(4.9)	(4.4)	(7.0)

Net mortgage loans	$8,929.0	$8,691.1	$8,181.7

Allowance for losses, January 1	$4.4	$7.0	$9.9
Addition to/(release of) allowance for losses	0.5	(2.6)	(2.9)

Allowance for losses	$4.9	$4.4	$7.0

There were no impairments taken on the mortgage loan portfolio for the three months ended March 31, 2012. Impairments taken on the mortgage loan portfolio were $9.3 million, $13.5 million and $46.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Our policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

Mortgage loan impairments recorded were primarily attributable to losses recognized on vacant land intended to be developed and properties located in the state of Michigan, which was severely impacted by the economic downturn.

The following table shows the aging of past due mortgage loans at carrying value as of the dates indicated:

($ in millions)	30 days or less past due	31 to 90 days past due	91 to 180 days past due	181 days or more past due	Total
As of March 31, 2012	$—	$—	$1.6	$16.7	$18.3
As of December 31, 2011	$1.6	$—	$—	$16.7	$18.3
As of December 31, 2010	$9.6	$2.2	$0.5	$11.6	$23.9

Loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios are measures commonly used to assess the risk and quality of commercial mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. An LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property’s net income (loss) to its debt service payments. A DSC ratio of less than 1.0 indicates that property’s operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above. LTV and DSC ratios as of the dates indicated are as follows:

($ in millions)	As of March 31, 2012(1)	As of December 31, 2011(1)	As of December 31, 2010(1)
Loan to Value Ratio:
0% - 50%	$2,422.9	$2,535.2	$2,834.9
50% - 60%	2,646.1	2,479.4	2,181.2
60% - 70%	3,197.2	2,991.9	2,470.9
70% - 80%	601.0	621.2	649.3
80% and above	66.7	67.8	52.4

Total Commercial Mortgage Loans	$8,933.9	$8,695.5	$8,188.7

(1)	Balances do not include allowance for mortgage loan credit losses.

($ in millions)	As of March 31, 2012(1)	As of December 31, 2011(1)	As of December 31, 2010(1)
Debt Service Coverage Ratio:
Greater than 1.5x	$5,961.1	$5,710.3	$5,577.6
1.25x—1.5x	1,553.2	1,547.2	1,147.6
1.0x – 1.25x	1,071.7	1,082.2	770.3
Less than 1.0x	331.2	339.1	449.0
Mortgage loans secured by land or construction deals	16.7	16.7	244.2

Total Commercial Mortgage Loans	$8,933.9	$8,695.5	$8,188.7

(1)	Balances do not include allowance for mortgage loan credit losses.

Other-Than-Temporary Impairments

We evaluate available-for-sale fixed maturities and equity securities for impairment on a quarterly basis. The assessment of whether impairments have occurred is based on a case-by-case evaluation of the underlying reasons for the decline in estimated fair value. Refer to Note 1, Business, Basis of Presentation and Significant Accounting Policies in our Consolidated Financial Statements for a policy used to evaluate whether the investments are other-than-temporarily impaired.

The following table identifies our credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Accumulated other comprehensive income (loss) (“AOCI”), by type for the three months ended March 31, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
U.S. Treasuries	$—	$—	$—	$1.8	$542.5
U.S. corporate	0.4	11.7	55.2	30.7	177.2
Foreign(1)	0.8	8.2	71.3	121.5	137.1
Residential mortgage-backed	3.3	1.0	37.7	73.4	166.8
Commercial mortgage-backed	1.7	1.2	133.7	59.5	258.4
Other asset-backed	0.7	134.6	195.5	589.9	255.7
Equity	—	—	—	0.5	34.9
Mortgage loans on real estate	—	2.2	9.3	13.5	46.0

Total	$6.9	$158.9	$502.7	$890.8	$1,618.6

(1)	Primarily U.S. dollar denominated.

The above table includes $3.8 million and $18.4 million for the three months ended March 31, 2012 and 2011, respectively, and $72.5 million, $339.7 million and $404.5 million, for the years ended December 31, 2011, 2010 and 2009, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $3.1 million and $140.5 million for the three months ended March 31, 2012 and 2011, respectively, and $430.2 million, $551.1 million and $1.2 billion for the years ended December 31, 2011, 2010 and 2009, respectively, in write-downs are related to intent impairments.

As part of our investment strategy, we may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change our previous intent to continue holding a security. Accordingly, these factors may lead us to record additional intent-related capital losses.

The fair value of the fixed maturities with OTTI as of March 31, 2012, December 31, 2011 and December 31, 2010 was $9.0 billion, $9.3 billion and $8.5 billion, respectively.

During the three months ended March 31, 2012, the primary source of credit-related OTTI was write downs recorded in the Other ABS sector on securities collateralized by subprime residential mortgages. During 2011, 2010 and 2009, the primary source of credit-related OTTI were write downs recorded in the Other ABS sector on securities collateralized by subprime residential mortgages. During 2009, intent-related OTTI were recorded on U.S. Treasury securities and CMBS as there was a determination that these securities would more likely than not be sold before the anticipated recovery of their remaining amortized cost.

Net Investment Income (Loss)

The following table summarizes Net investment income (loss) for the three months ended March 31, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Fixed maturities	$1,084.1	$1,090.2	$4,402.1	$4,374.3	$4,787.4
Equity securities, available-for-sale	3.2	10.9	27.3	30.1	58.7
Mortgage loans on real estate	123.7	118.5	500.0	496.7	578.3
Policy loans	30.7	32.9	125.6	135.5	143.8
Short-term investments and cash equivalents	0.8	2.2	6.7	(3.5)	30.6
Other	35.7	34.2	(80.8)	(25.4)	1.6

Gross investment income	1,278.2	1,288.9	4,980.9	5,007.7	5,600.4
Less: investment expenses	(0.8)	(4.0)	(12.1)	(20.7)	(31.8)

Net investment income (loss)	$1,277.4	$1,284.9	$4,968.8	$4,987.0	$5,568.6

The decrease in net investment income (loss) within fixed maturities was due to the concentration of higher yielding assets at March 31, 2011 compared to March 31, 2012, along with an increase in assets in our Retirement segment driven by positive net flows, including customer transfers from variable separate accounts, and was offset by a decline in assets in our Closed Block Institutional Spread Products segment and as a result of MYGAs lapsing when up for renewals, as renewal crediting rates offered were lower than current rates.

The net decrease in investment income (loss) for the year ended December 31, 2011 was primarily due to a decline in value of alternative investments partially offset by reduced investment expense. Within the fixed maturities investments, investment income increased in corporate securities and declined in CMBS as positions were reduced and reinvested into investment grade corporate securities. In addition, the increased income earned on corporate securities was also offset by a decline in earnings on certain CMO securities.

The decrease in net investment income (loss) for the year ended December 31, 2010 was generally due to reduction in average investment yields due to portfolio restructuring, declining interest rates and lower returns on alternative investments. The decline in investment income primarily related to fixed maturities as a portion of MBS and ABS securities have paid down or have been sold without reinvestment. The declines in net investment income (loss) were partially offset by an increase in corporate securities as this was the asset class where reinvestment has occurred. The decrease was also partially offset by the increase in other investment income which was primarily as the result of increase in investment income of alternative investments due to improved market conditions.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to credit-related and intent-related OTTI of investments. Realized investment gains and losses are also generated from changes in fair value of fixed maturities recorded at fair value option and fair value changes including accruals on derivative instruments, except for effective cash flow hedges and derivatives embedded within retirement and annuity products. The cost of the investments on disposal is generally determined based on First-In, First-Out (“FIFO”) methodology.

Net realized capital gains (losses) were as follows for the periods indicated:

($ in millions)	Three Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009
Fixed maturities, available-for-sale, including securities pledged	$128.3	$(118.5)	$56.4	$(300.9)	$(344.5)
Fixed maturities, at fair value option	(125.1)	(23.1)	(92.0)	(103.1)	148.2
Equity securities, available-for-sale	2.6	5.0	18.6	9.6	29.5
Derivatives	(1,668.4)	(356.5)	418.6	(1,243.5)	(3,058.3)
Embedded derivatives—fixed maturities	(16.2)	(31.0)	16.1	48.3	(278.9)
Embedded derivatives—product guarantees	430.1	59.6	(1,945.1)	(72.7)	1,376.2
Other investments	(1.2)	(1.7)	(4.0)	(15.7)	(50.9)

Net realized capital gains (losses)	$(1,249.9)	$(466.2)	$(1,531.4)	$(1,678.0)	$(2,178.7)

The change in total net realized capital gains (losses) within Fixed Maturities, available-for-sale, including securities pledged for the three months ended March 31, 2012 was primarily due to lower credit and intent related impairments driven by the improved economic and interest rate environment. The quarter to date change in Total realized capital gains (losses) within fixed maturities, at fair value option is primarily due to less favorable market conditions.

The favorable change in fixed maturities, available for sale, including securities pledged net realized capital gains (losses) for the year ended December 31, 2011 was primarily due to lower credit and intent related impairments on fixed maturities driven by improved economic and interest rate environment. The decrease in total net realized capital gains (losses) for the year ended December 31, 2010 was primarily due to lower credit and intent related impairments on fixed maturities driven by the improved economic and interest rate environment. In addition, we experienced lower realized losses on derivatives, driven by the unwinding of futures contracts at the end of 2009 which were used in the capital hedge related to variable annuity products. Realized gains (losses) declined on fixed maturities, classified as available-for-sale, including securities pledged across most asset classes in 2009 primarily due to the adoption of other-than-temporary guidance and improved economic and interest rate environment.

Derivatives

We use derivatives for a variety of hedging purposes as further described below. We also have embedded derivatives within fixed maturities instruments and certain annuity products with guarantees. See Business, Basis of Presentation and Significant Accounting Policies in the accompanying Consolidated Financial Statements for further information.

Closed Block Variable Annuity Hedging

Variable Annuity Guarantee Hedging

We primarily mitigate variable annuity market risk exposures through hedging. Market risk arises primarily from the minimum guarantees within the variable annuity products, whose economic costs are primarily dependent on future market returns, interest rate levels and policyholder behavior. The variable annuity hedging program is used to mitigate our exposure to equity market and interest rate changes and to ensure that the required assets are available to satisfy future death benefit and living benefit obligations. While the variable annuity guarantee hedge program does not explicitly hedge statutory or GAAP reserves, as markets move up or down, the returns generated by the variable annuity hedging program will significantly offset the statutory and GAAP reserve changes.

The objective of the guarantee hedging program is to offset changes in the present value of future expected guarantee payouts with respect to equity market returns, while also providing interest rate protection for certain minimum guaranteed living benefits. We do not hedge interest rate risks for our GMIB or GMDB primarily because doing so would result in volatility in our regulatory capital that exceeds our tolerances and, secondarily, because doing so would produce additional volatility in GAAP financial statements. Equity index futures on various equity indices are used to mitigate the risk of the change in value of the policyholder-directed separate account funds underlying the variable annuity contracts with minimum guarantees. A dynamic trading program is utilized to seek replication of the performance of targeted fund groups (i.e., the fund groups that can be covered by indices where liquid futures markets exist).

Total return swaps are primarily used to mitigate the risk of the change in value of certain policyholder directed separate account funds which are not equity market sensitive. These include fund classes such as emerging markets and real estate. They may also be used instead of futures of more liquid indices where it may be deemed advantageous. This hedging strategy is employed at our discretion based on current risk exposures and related transaction costs.

Interest rate swaps are used to mitigate the impact of interest rates changes on the economic liabilities associated with certain minimum guaranteed living benefits.

Variance swaps and equity options are used to mitigate the impact of changes in equity volatility on the economic liabilities associated with certain minimum guaranteed living benefits. This program began in the second quarter of 2012.

Foreign exchange forwards are used to mitigate the impact of policyholder-directed investments in international funds with exposure to fluctuations in exchange rates of certain foreign currencies. Rebalancing is performed based on pre-determined notional exposures to the specific currencies.

Variable Annuity Capital Hedge Overlay Program

Variable annuity guaranteed benefits are hedged based on their economic or fair value; however, the statutory reserves are not based on a market value. When equity markets decrease, the statutory reserve for the variable annuity guaranteed benefits can increase more quickly than the value of the derivatives held under the Guarantee Hedging Program. This causes statutory capital to decrease. To protect the residual risk to statutory capital in a decreasing equity market, we implemented the use of a capital hedge in 2008 which was based on the in-force notional of the block of business and underlying variable fund characteristics upon inception of the strategy. This initial hedge resulted in losses due to improving equity markets, which resulted in a shift to a dynamic hedging program in 2010. The current hedge strategy is intended to actively mitigate equity risk to the regulatory capital of the Company. The hedge is executed through the purchase and sale of equity index futures and is designed to limit the uncovered reserve increase in an immediate shock down equity market scenario (20% immediate down market as of March 31, 2012) to an amount we believe reasonable for a company of our size and scale ($240 million as of March 31, 2012). This amount will change over time with market movements, changes in regulatory capital and management actions.

For additional information regarding these strategies, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Qualitative and Quantitative Disclosure About Market Risk.”

Fixed Indexed Annuity Hedging

We mitigate FIA market risk exposures through a combination of capital market hedging, product design and capital management. For the FIA book of business these risks stem from the Minimum Guaranteed Interest Rates (MGIR) offered and the additional interest credits (Equity Participation or Interest Rate Participation) based on exposure to various stock market indices or the 3-month LIBOR. The minimum guarantees and stock market exposures are strongly dependent on capital markets and, to a lesser degree, policyholder behavior.

The primary focus of the FIA hedging program is to mitigate exposure to the equity market risks embedded in the FIA liabilities (e.g., equity call options) or the short-term interest rate risk embedded in the FIA liabilities (e.g., 3-month LIBOR swaption spreads). To ensure that the required assets are available to satisfy the index credits applied to the policyholder’s account value, the FIA hedging program generates gains that offset the increase in the market value of the policyholder’s current term embedded derivative.

While the FIA hedging program does not explicitly hedge statutory or GAAP income volatility, the FIA hedging program tends to mitigate the statutory and GAAP reserve changes associated with movements in the equity market and 3-month LIBOR. This is due to the fact that a key component in the calculation of statutory and GAAP reserves is the market valuation of the current term embedded derivative. The risk management of the current term embedded derivative is precisely the goal of the FIA hedging program. Due to the alignment of the embedded derivative reserve component with hedging of this same embedded derivative, there should be a tight match between changes in this component of the reserve and changes in the assets backing this component of the reserve. There may be an interim mismatch due to the fact that the hedges which are put in place are only intended to cover exposures expected to remain until the end of an indexing term (e.g. account value decrements during an indexing term, associated with expected lapses and mortality, are not hedged).

Call options are used to hedge against an increase in various equity indices. An increase in various equity indices may result in increased payments to contract holders of FIA contracts. The call options offset this increased expense.

Futures contracts are also used to hedge against an increase in certain equity indices. An increase in certain equity indices may result in increased payments to contract holders of fixed indexed annuity contracts. The future contracts offset this increased expense.

Interest rate swaptions are used to hedge against an increase in the interest rate benchmark (currently the 3-month LIBOR). An increase in the interest rate benchmark may result in increased payments to contract holders of FIA contracts. The interest rate swaptions offset this increased expense.

Invested Asset and Credit Hedging

Interest rate caps and interest rate swaps are used to manage the interest rate risk in our fixed maturities portfolio. Interest rate swaps include forward starting swaps which are used for anticipated purchases of fixed maturities. They represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semiannually.

Certain forwards are acquired to hedge certain CMO assets held by us against movements in interest rates, particularly mortgage rates. On the settlement date, we will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards).

Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that we own, or to assume credit exposure on certain assets that we do not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, we will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Pending Sale of Alternative Investments

On June 4, 2012, several of our insurance company subsidiaries reached an agreement to sell a portfolio of limited partnership interests in funds managed or to be managed by Pomona Capital, one of our subsidiaries, for an aggregate purchase price of $722 million, subject to certain adjustments. The assets being sold represent approximately 57% of the private equity portfolio in our general account as of March 31, 2012. The buyers are a group of funds managed by Pomona Capital. We expect to record a loss in Net loss available to ING U.S. Inc.’s common shareholder of approximately $93.0 million in our second quarter 2012 financial results as a result of this transaction.

We are selling these assets in order to reduce our exposure to alternative investments as part of our ordinary course portfolio management. We anticipate that the transaction will release risk-based capital in the selling insurance companies, in light of the high capital charge associated with the asset class, and improve liquidity and reduce earnings volatility. The transaction is expected to close in two tranches prior to December 31, 2012, with the second tranche taking place after one of the buyer funds has completed a fundraising effort.

European Exposures

In the first half of 2010 concerns arose regarding the creditworthiness of several European countries, which later spread more broadly to countries in the European currency union. As a result of these concerns, the fair value of the sovereign debt of many European countries decreased. We closely monitor our exposures to European sovereign debt. Our main focus is on our exposure to the sovereign debt of Greece, Ireland, Italy, Portugal and Spain (which we refer to as “peripheral Europe”), as these countries have applied for support from the European Financial Stability Facility (“EFSF”) or received support from the European Central Bank (“ECB”) via government bond purchases in the secondary market.

The financial turmoil in Europe continues to be a threat to global capital markets and remains a challenge to global financial stability. Additionally, the possibility of capital market volatility spreading through a highly integrated and interdependent banking system remains elevated. Furthermore, it is our view that the risk among European sovereigns and financial institutions warrants specific scrutiny, in addition to our customary surveillance and risk monitoring, given how highly correlated these sectors of the region have become.

We quantify and allocate our exposure to the region, as described in the table below, by attempting to identify all aspects of the region or country risk to which we are exposed. Among the factors we consider are the nationality of the issuer, the nationality of the issuer’s ultimate parent, the corporate and economic relationship between the issuer and its parent, as well as the political, legal and economic environment in which each functions. By undertaking this assessment, we believe that we develop a more accurate assessment of the actual geographic risk, with a more integrated understanding of all contributing factors to the full risk profile of the issuer.

In the normal course of our ongoing risk and portfolio management process, we closely monitor compliance with a credit limit hierarchy designed to minimize overly concentrated risk exposures by geography, sector and issuer. This framework takes into account various factors such as internal and external ratings, capital efficiency and liquidity and is overseen by a combination of Investment and Corporate Risk Management, as well as insurance portfolio managers focused specifically on managing the investment risk embedded in our portfolio.

As of March 31, 2012, we had $1.1 billion of exposure to peripheral Europe, which consisted of a broadly diversified portfolio of credit-related investments in the industrial and utility sectors. As of March 31, 2012, we had no derivative assets exposure to financial institutions based in peripheral Europe. For purposes of calculating the derivative assets exposure, we have aggregated exposure to single name and portfolio product credit default swaps (“CDS”), as well as all non-CDS derivative exposure for which it either has counterparty or direct credit exposure to a company whose country of risk is in scope. We have no fixed maturities or equity security exposure to peripheral European sovereigns or financial institutions based in peripheral Europe. Peripheral European exposure includes non-sovereign exposure to Italy of $445.8 million, Ireland of $393.7 million, Portugal of $25.8 million and Spain of $272.6 million. We have minimal exposure to Greece of $6.0 million.

Among the remaining $8.6 billion of total non-peripheral European exposure, we have a portfolio of credit-related assets similarly diversified by country and sector across developed and developing Europe. Our sovereign exposure is $1.9 billion, which consisted of fixed maturities and equity securities of $297.5 million and loans and receivables of $1.6 billion, which consisted of the Dutch State loan obligation to us under the Illiquid Assets Back-up Facility. We also have $1.1 billion in exposure to non-peripheral financial institutions with a concentration in the United Kingdom of $381.1 million and France of $294.7 million. The balance of $5.6 billion is invested across non-peripheral, non-financial institutions.

In addition to aggregate concentration to the Netherlands of $2.8 billion (which includes the $1.6 billion Dutch State loan obligation) and the United Kingdom of $2.4 billion, we have significant non-peripheral European total country exposures to Switzerland of $710.8 million, Germany of $620.9 million, France of $508.1 million and Belgium of $388.8 million. We place additional scrutiny on our financial exposure to the United Kingdom, France and Switzerland given our concern for the potential for volatility to spread through the European banking system. We believe the primary risk results from market value fluctuations resulting from spread volatility and the secondary risk is default risk, should the European crisis worsen or fail to be resolved.

The following table represents our European exposures at fair value and amortized cost as of March 31, 2012:

($ in millions)	Fixed Maturities and Equity Securities						Derivative Assets
	Sovereign	Financial Institutions	Non-Financial Institutions	Total (Fair Value)	Total (Amortized Cost)	Loan and Receivables Sovereign (Amortized Cost)	Financial Institutions	Sovereign	Non-Financial Institutions	Less: Margin & Collateral	Total (Fair Value)	Net Funded at March 31, 2012 (1)
Greece	$—	$—	$6.0	$6.0	$5.5	$—	$—	$—	$—	$—	$—	$6.0
Ireland	—	—	393.7	393.7	366.2	—	—	—	—	—	—	393.7
Italy	—	—	445.8	445.8	417.2	—	—	—	—	—	—	445.8
Portugal	—	—	25.8	25.8	23.6	—	—	—	—	—	—	25.8
Spain	—	—	272.6	272.6	257.6	—	—	—	—	—	—	272.6

Total Peripheral Europe	$—	$—	$1,143.9	$1,143.9	$1,070.1	$—	$—	$—	$—	$—	$—	$1,143.9

Austria	—	—	79.0	79.0	75.0	—	—	—	—	—	—	79.0
Belgium	35.1	—	353.7	388.8	337.3	—	—	—	—	—	—	388.8
Bulgaria	16.3	—	—	16.3	16.3	—	—	—	—	—	—	16.3
Croatia	25.5	—	—	25.5	26.0	—	—	—	—	—	—	25.5
Denmark	—	9.5	82.9	92.4	83.5	—	—	—	—	—	—	92.4
Finland	—	—	43.3	43.3	39.5	—	—	—	—	—	—	43.3
France	—	116.3	372.0	488.3	469.1	—	178.4	—	—	158.6	19.8	508.1
Germany	—	50.8	570.1	620.9	563.0	—	—	—	—	—	—	620.9
Hungary	9.6	—	—	9.6	10.2	—	—	—	—	—	—	9.6
Iceland	—	—	—	—	—	—	—	—	—	—	—	—
Kazakhstan	39.8	6.5	22.3	68.6	61.9	—	—	—	—	—	—	68.6
Latvia	4.6	—	—	4.6	4.7	—	—	—	—	—	—	4.6
Lithuania	38.1	—	—	38.1	36.8	—	—	—	—	—	—	38.1
Luxembourg	—	—	222.5	222.5	220.7	—	—	—	—	—	—	222.5
Netherlands	—	166.4	938.4	1,104.8	1,011.0	1,645.0	14.0	—	—	13.6	0.4	2,750.2
Norway	—	2.7	177.8	180.5	168.9	—	—	—	—	—	—	180.5
Russian Federation	106.1	0.4	130.6	237.1	219.0	—	—	—	—	—	—	237.1
Sweden	22.4	18.8	134.6	175.8	162.0	—	—	—	—	—	—	175.8
Switzerland	—	145.2	534.4	679.6	628.6	—	31.2	—	—	—	31.2	710.8
Turkey	—	—	—	—	—	—	—	—	—	—	—	—
United Kingdom	—	326.8	2,064.9	2,391.7	2,200.8	—	54.3	—	—	52.8	1.5	2,393.2
Total Non-Peripheral Europe	297.5	843.4	5,726.5	6,867.4	6,334.3	1,645.0	277.9	—	—	225.0	52.9	8,565.3

Total	$297.5	$843.4	$6,870.4	$8,011.3	$7,404.4	$1,645.0	$277.9	$—	$—	$225.0	$52.9	$9,709.2

(1)	Represents: (i) fixed maturities and equity securities at fair value; (ii) loan and receivables sovereign at amortized cost; and (iii) derivative assets at fair value.

BUSINESS

We are a premier retirement, investment and insurance company serving the financial needs of approximately 13 million individual and institutional customers in the United States. Our goal is to help these customers save, grow, protect and enjoy their wealth to and through retirement. We offer our products and services through a broad group of financial intermediaries, independent producers, affiliated advisors and dedicated sales specialists.

We believe that financial security is at the forefront of Americans’ minds today, more than ever before, as they face continued economic uncertainty and financial market turbulence. The weakening of historical safety nets traditionally provided by governments and employers, such as Social Security and defined benefit pension plans, has created a void for individuals looking to secure their financial future. Americans need and want long-term financial security for themselves and their families. Our products and services provide this security and help our customers achieve their financial goals, whether they are just beginning their careers or are already in retirement and thinking about the next generation.

Our products and services allow us to fully address the evolving financial needs of our customers across all stages of their lives. We sell a comprehensive suite of retirement administration and tax advantaged savings, financial advisory, investment management and life insurance products and services which we believe will help bridge the gap between workplace benefits and personal financial products. We believe that we offer our customers the ability to achieve four essential financial goals, which vary in emphasis as they prepare for, enter and enjoy their retirement years.

•	Save. Our products enable our customers to save for retirement by establishing investment accounts through their employers or individually.

•	Grow. We provide advisory programs, IRAs, fixed annuities, brokerage accounts, mutual funds and accumulation insurance products to help our customers achieve their financial objectives.

•

Protect. Our specialized retirement and insurance products, such as universal life, indexed universal life, term life and stable value products, permit our customers to protect against unforeseen life events and mitigate market risk.

•	Enjoy. Our retirement income products such as fixed annuities, IRAs and accumulation insurance products enable our customers to meet both their retirement income and wealth transfer objectives.

We tailor our products to meet the unique needs of our individual and institutional customers. Our individual businesses are primarily focused on the middle and mass affluent markets; however we do serve customers across the full income spectrum especially in our Institutional Retirement Plans business and Employee Benefits segment. Our institutional businesses serve a similarly broad range of customers, with a focus on small-mid, large and mega market segments.

Individual Markets

Market	Household Income Range	Investable Asset Range	Customer Products
Middle Market	$50,000-$100,000	<$100,000	Term Life Insurance Mutual Funds Rollover IRAs Annuities
Mass Affluent	$100,000-$250,000	$100,000-$1,000,000	Term Life Insurance Universal Life Insurance Mutual Funds Rollover IRAs Financial Advisory Annuities
Affluent	$250,000-$500,000	$1,000,000 - $10,000,000	Term Life Insurance Universal Life Insurance Mutual Funds Rollover IRAs Financial Advisory Annuities

Institutional Markets

Market	Employee Size	Asset Range	Customer Products
Small-Mid	26-3,000	$5 million-$150 million	Full Service Retirement Plans Retirement Recordkeeping Employee Benefits Investment Management Stable Value
Large	3,000-5,000	$150 million-$500 million	Full Service Retirement Plans Retirement Recordkeeping Employee Benefits Investment Management Stable Value
Mega	>5,000	>$500 million	Retirement Recordkeeping Employee Benefits Investment Management Stable Value

As of December 31, 2011, we had $437.9 billion in total assets under management and administration and total shareholder’s equity, excluding AOCI and noncontrolling interests, of $9.8 billion. In 2011, we generated $277.8 million of income before income taxes, ($88.1) million in net loss available to ING U.S., Inc.’s common shareholder, and $1.1 billion of operating income before income taxes. In the first quarter of 2012, we generated ($512.9) million in losses before income taxes, ($505.2) million in net loss available to ING U.S., Inc.’s common shareholder, and $209.1 million of operating income before income taxes. For a reconciliation of operating income before income taxes to income (loss) before income taxes, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Results of Operations—Company Consolidated” above.

We operate our core business through three business lines which encompass five segments:

•

Retirement Solutions. We are a leading provider of retirement services and products in the United States, with approximately $107.2 billion in assets under management and $208.3 billion of assets under administration as of December 31, 2011. Our Retirement Solutions business is comprised of two financial reporting segments: Retirement and Annuities. Retirement provides tax-deferred, employer-sponsored retirement savings plans and administrative services to more than 49,000 plans covering approximately 5.3 million participants in corporate, health, education, and government markets, as well as rollover IRAs, and other retail financial products. Retirement also provides comprehensive financial advisory services to individual customers. Retirement had $287.7 billion of assets under management and administration at December 31, 2011 and ranks second in the U.S. defined contribution plan market by both number of plan sponsors and number of plan participants served, and fourth by assets under management and administration. Annuities provides fixed, indexed and payout annuities and custodial mutual funds sold through multiple channels, for pre-retirement wealth accumulation and post-retirement income management and had $27.7 billion of assets under management and administration at December 31, 2011. For the year ended December 31, 2011, our Retirement Solutions business generated $3.6 billion of operating revenues and $829.5 million of operating income before income taxes, and in the first quarter of 2012, it generated $931.6 million of operating revenues and $160.3 million of operating income before income taxes.

•

Investment Management. We are a prominent full-service asset manager committed to delivering client-oriented investment solutions and advisory services. We serve both individual and institutional customers, offering them domestic and international fixed income, equity, multi-asset and alternative investment products and solutions across a range of asset classes, geographies, investment styles and capitalization spectrums. We are among the twenty largest managers of institutional tax-exempt assets in the U.S. and ranked number one among defined contribution investment managers in client loyalty and favorability in 2011. As of December 31, 2011, our Investment Management business managed $55.7 billion for third-party institutions and individual investors, $31.5 billion in separate account assets for our Retirement Solutions, Insurance Solutions and Closed Block businesses and $78.9 billion in ING U.S., Inc. general account assets. For the year ended December 31, 2011, our Investment Management business generated $491.9 million of operating revenues and $87.5 million of operating income before income taxes, and in the first quarter of 2012 it generated $130.6 million of operating revenues and $33.0 million of operating income before income taxes.

•

Insurance Solutions. We are one of the top providers of life insurance in the United States based on premiums sold. We specialize in the term and universal life markets and currently rank as the third largest writer of term life and the twelfth largest writer of universal life in the United States based on premiums sold. We are also the fifth ranked provider of medical stop loss coverage in the United States based on in-force premiums. Our Insurance Solutions business is comprised of two financial reporting segments: Individual Life and Employee Benefits. Individual Life provides wealth protection and transfer opportunities through universal, variable, and term products, distributed through independent channels to meet the needs of a broad range of customers from the middle-market through affluent market segments. Employee Benefits provides group life, stop loss, disability, and voluntary employee-paid products to mid-sized and large businesses. For the year ended December 31, 2011, our Insurance Solutions business generated $4.2 billion of operating revenues and $373.4 million of operating income before income taxes, and in the first quarter of 2012, it generated $1.1 billion of operating revenues and $70.0 million of operating income before income taxes.

In addition to our core businesses, we also have Closed Blocks and Corporate reporting segments. Closed Blocks consists of three separate reporting segments where we have placed our portfolios in run-off: Variable Annuity, Institutional Spread Products and Other. For the year ended December 31, 2011, our Closed Blocks business generated $51.9 million of operating income before income taxes, and had total AUM and AUA of $48.8 billion, including $41.6 billion held in separate accounts in our Closed Block Variable Annuity segment. In the first quarter of 2012, our Closed Blocks business generated an operating loss before income taxes of $6.0 million. See “—Closed Blocks” below. Corporate includes our corporate activities and corporate-level assets and financial obligations.

To support our commitments and obligations to our customers, and our general liabilities, we maintain a diversified investment portfolio comprised of public and private fixed maturity securities, commercial mortgage and other loans, equity securities, and other invested assets. Our investment strategy seeks to achieve sustainable risk-adjusted returns by focusing on principal preservation, disciplined matching of asset characteristics with liability requirements, and diversification of risks. As of December 31, 2011, our general account investment portfolio totaled $78.9 billion. For more information on our general account investment portfolio, see “Management’s Discussion and Analysis of Results of Operations and Financial Condition.”

Market Environment and Opportunities

Our products and services are designed to help Americans achieve their retirement savings, investment protection and income goals. We believe that the rapid aging of the U.S. population, fraying of traditional social safety nets, shifting of responsibility for retirement planning from institutions to individuals and growth in total retirement account assets will drive significant demand for our products and services going forward. We believe we are well positioned to benefit from these opportunities.

•

Rapid growth in aging U.S. population. The U.S. Census Bureau estimates that the number of Americans aged 65 and older will more than double over the next 40 years, increasing from 40.2 million in 2010 to 88.5 million in 2050. By 2050, it is estimated that over 20% of the U.S. population will be aged 65 or older, as compared to 13.0% in 2010.

•

Fraying of traditional social safety nets. The U.S. Government Accountability Office has indicated that increasing life expectancy has created a risk that many retirees will outlive their retirement assets. Additionally, employer-sponsored private sector pension plans face severe funding deficits. According to a recent report by Mercer Consulting, a financial services research firm, the aggregate funding deficit for pension plans sponsored by S&P 1,500 companies was $484 billion as of December 31, 2011. Americans realize that funding deficits in government and employer-sponsored plans leave them exposed to retirement income shortfalls. According to a LIMRA study, more than 62% of individuals aged 55 to 70 do not expect to receive enough income from Social Security and employer pensions to cover their basic living expenses through their retirement years.

•

Paradigm shift in saving responsibilities from institutions to individuals: The U.S. Bureau of Labor Statistics estimates that private sector participation in defined benefit plans declined from 80% of full time employees in 1985 to 22% in 2011, while employee participation in defined contribution plans increased from 41% to 50% over the same period. Between 2000 and 2011, total assets held in defined contribution plans grew from $3.1 trillion to $5.0 trillion and total assets held in IRAs grew from $2.6 trillion in 2000 to $4.8 trillion in 2011, while total private sector defined benefit plan assets only grew from $2.0 trillion to $2.3 trillion.

•

Growth in the retirement savings market: According to Cerulli Associates, a financial services research firm, total U.S. retirement account assets are expected to grow 38% from $16 trillion in 2011 to $22 trillion by 2016.[15] The paradigm shift in savings responsibilities from institutions to individuals will drive much of this growth into the defined contribution and IRA markets, with defined contribution plan assets expected to grow from $5.0 trillion to $7.0 trillion and IRA assets expected to grow from $4.8 trillion to $7.3 trillion between 2011 and 2016.

•

Inadequate life insurance coverage: According to a recent study by LIMRA, 58 million or half of all U.S. households do not believe they have sufficient life insurance coverage. The average U.S. household with life insurance coverage only owns enough to replace 3.5 years of income, as compared to the 7- to 10- year income replacement target recommended by LIMRA.

We believe these market trends will drive increasing demand for our retirement, investment management and insurance solutions, and highlight the value of our holistic investment advisory approach as a means to help customers realize their retirement savings and income goals.

Our Competitive Strengths

We believe that we have a number of competitive strengths which will allow us to capitalize on these attractive market opportunities as they develop and grow our business in a consistent and prudent manner.

•

Long-standing leadership position in the U.S. retirement services, investment management and life insurance markets: We have leading positions in our Retirement Solutions and Insurance Solutions businesses and a prominent Investment Management business with top-tier investment performance across an array of asset classes. Our Retirement Solutions business ranks as the number two provider of retirement plans in the United States, as measured by both number of plan sponsors and number of plan participants, and 75% of the mutual funds in our Investment Management business beat their 5-year Morningstar category averages. Our Insurance Solutions business is the third largest writer of term life and the twelfth largest writer of universal life based on premiums sold in the United States, and the fifth largest provider of medical stop loss coverage based on premiums in force in the United States. We believe the size, scope and long-standing market presence of our businesses provide us with access to millions of individual customers, relationships with and relevance to distributors across the financial services landscape, economies of scale, and an understanding of and ability to leverage best practices across our organization.

•

Unique access to millions of individual customers: Through our leading positions in businesses that serve both the individual and institutional markets, we have access to millions of individual customers either directly on a retail basis or indirectly as employees of our institutional customers. Our institutional businesses provide us with the ability to access millions of individual customers in a cost-effective manner, and our comprehensive product set gives us the opportunity to convert these touch points into long-term customer relationships. Our access to these individuals at critical points in their lives and our ability to offer tailored protection and retirement, investment and savings products enables us to cultivate deep, long-lasting and profitable customer relationships.

•

Extensive, multi-channel distribution network with strong producer relationships: We offer customers access to our products and services through a national, multi-channel distribution network that includes approximately 198,000 individual points of contact associated with both affiliated and unaffiliated distributors. We cultivate long-standing, loyal relationships with our distributors by providing innovative products, highly responsive service and efficient technology solutions. Each of our businesses maintains its own distribution base, tailored by the nature of its products and preferences of its customers. Our Individual Life segment has three channels. The independent life channel markets products through over 2,800 independent general agents and marketing companies, where we currently have over 100,000 contracted independent producers. The closely aligned strategic distribution channel is comprised of over 30 independent managing directors supporting approximately 6,700 additional producers, and the specialty markets channel focuses on alternative distribution channels such as quote shops, banks and online aggregators. Our Employee Benefits segment targets its group customers through brokers, benefit consultants and on a direct basis. Employee Benefits also sells voluntary products through enrollment firms and some of our Individual Life producers. Our Retirement segment leverages both affiliated and unaffiliated distribution channels, including over 8,200 sales agents, over 12,300 wirehouse and independent producers, approximately 1,300 third party administrators, approximately 2,500 registered representatives and our field force and stable value direct sales teams. Our Annuities segment works with 106,000 registered and non-registered representatives to distribute products through a multitude of outlets, including third-party organizations, banks, broker-dealers and internal wholesaling efforts.

•	Balanced mix of business with a comprehensive, highly diversified product portfolio: We offer a broad range of products and services designed to meet the needs of individual and institutional customers across a full spectrum of ages, income levels, life cycle stages and employee groups. The diversity of our product portfolio and scale we have achieved within each of our businesses provides us with a balanced mix of fee-based, spread-based and mortality-based income streams. Our Retirement Solutions business produces returns that vary with equity markets, interest rates and, to a lesser extent, mortality experience, while performance in our Insurance Solutions business is driven more directly by interest rates and mortality experience. Our Investment Management business is primarily driven by equity and fixed income market performance. We believe the diversity of our income streams and balanced risk profile across our businesses serve to reduce the volatility of our results and will support stable capital generation capabilities going forward.

•

Renewed financial strength: We have taken decisive actions to strengthen our balance sheet over the last four years by repositioning and de-risking our investment portfolio, deleveraging our capital structure and bolstering our holding company liquidity position. Over the period from December 31, 2008 to December 31, 2011, we reduced our Alt-A exposure 92.2% from $4.5 billion to $352.5 million, our subprime holdings 66.7% from $3.6 billion to $1.2 billion and our CMBS exposure 42.6% from $9.4 billion to $5.4 billion. As of March 31, 2012, we had no direct sovereign or financial institutions exposure to peripheral Europe and $1.1 billion of sovereign and financial institutions exposure to non-peripheral Europe. Our domestic insurance subsidiaries had an estimated combined company action level risk based capital ratio in excess of 400% for the last seven consecutive quarters and 450% for the last five consecutive quarters. In April 2012, we bolstered our holding company liquidity position and demonstrated our ability to access third party funding markets with the closing of our Senior Unsecured Credit Facility. We believe that the actions taken over the past several years to enhance our financial position and balance sheet strength provide us with a stable base on which to serve our customers and grow our business going forward.

•

Stringent risk management approach: We place a high priority on risk management and risk control. We have comprehensive risk management and control procedures in place at all levels of our organization and have established a dedicated risk management function with responsibility for the formulation of our risk appetite, strategies, policies and limits. We employ a layered, functional risk management approach designed to ensure real-time monitoring and measuring of the risks in our business, and rapid communication and quick responses to issues as they arise. In addition, the risk management function provides insight and oversight on a daily basis for our key business activities, including product design and pricing, asset-liability management, capital management, hedging and reinsurance. The risk management function also maintains a dynamic hedging program to protect against select equity market and interest rate risks.

•

Highly experienced management team, supported by deep bench of talent: Our senior management team has extensive experience in the retirement, investment management and insurance sectors and is supported by a diverse group of talented executives throughout the company. The 11 members of our senior management team average over 25 years of financial services experience and have sought to instill a performance-driven, execution-oriented culture across our organization.

Our Business Strategy

Building on our core strengths, we intend to pursue the following strategies to deliver consistent and prudent earnings growth with attractive risk-adjusted returns while maintaining a strong balance sheet:

•

Improve margins and free cash flow across our businesses. We have identified and are actively pursuing several initiatives to improve margins across our businesses. These initiatives include maintaining strict pricing discipline for new sales, re-pricing existing blocks of business that do not meet our return hurdles, allowing unprofitable books that cannot be re-priced to run off and adjusting policyholder crediting rates. We are also working to reduce our operating and information technology overhead by managing procurement expenses, increasing our use of business process outsourcing services, and employing “Six Sigma” statistical management techniques. We expect these initiatives to enhance our margins and support improved earnings and increased cash flow distributions from our operating subsidiaries to ING U.S., Inc. going forward.

•

Grow our higher return Retirement Solutions and Investment Management businesses. Our Retirement Solutions and Investment Management businesses deliver higher growth and returns and require less capital support than our Insurance Solutions business. We are focused on actively investing in both of these businesses to enhance our risk-adjusted profitability. Within Retirement Solutions, we are focused on growing in the higher education and small-mid corporate retirement plan markets. Within Investment Management, we are focused on leveraging our strong investment track record and historical performance to attract new institutional and individual customers in our commercial business, which includes third-party and affiliate-sourced assets.

•

Leverage our strengths in Insurance Solutions. Insurance Solutions has cultivated the distribution relationships needed to be the third largest writer of term life insurance across the spectrum of markets. Insurance Solutions also produces products that are critical in helping customers achieve financial security. These products can protect financial assets, generate income in retirement, and transfer wealth to the next generation. We are focused on growing selectively in low capital products such as cash accumulation products in Individual Life, while being well-positioned to capture the high growth and low capital opportunities in the Employee Benefits market. As a result, our position in the term market may decline as we write fewer of these products, which are capital intensive. Lastly, our Insurance Solutions business provides key capabilities, broad distribution and seasoned underwriting that complement Retirement Solutions and Investment Management in helping customers attain their financial goals.

•

Maximize the potential of our capabilities and broad customer base. We aim to deliver comprehensive retirement solutions across our customer base by combining the capabilities of our three core businesses. This combination of capabilities differentiates us from other financial services firms and allows us to capitalize on the favorable demographic and social trends. We plan to deepen our relationships with institutional and individual customers and partner with institutions to address the retirement needs of their employees. For individuals, we intend to provide value-added services and increase the number of our products they consume. Ultimately, we aspire to bridge the gap between workplace benefits and personal financial products.

•

Protect our balance sheet by prudently managing risks. We have substantially de-risked our investment portfolio since 2008 and intend to continue managing it conservatively. On the liability side, we have significantly deleveraged our capital structure, are keenly focused on managing tail risks and have implemented a hedging program designed to substantially mitigate the effect of market shocks on our regulatory capital adequacy, especially as it relates to the Closed Block Variable Annuity segment. Our hedging program is constantly evaluated and revised in light of changing market conditions and to manage the trade-offs between capital preservation, cash flow, earnings and underlying economics.

Retirement Solutions

Our Retirement Solutions business provides its products and services through two financial reporting segments: Retirement and Annuities. Retirement is focused on meeting the needs of individuals in preparing for and sustaining a secure retirement through employer-sponsored plans and services, as well as through individual account rollover plans and comprehensive financial product offerings and advisory services. Our Annuities segment provides fixed, indexed and payout annuities and mutual fund custodial accounts for pre-retirement wealth accumulation and post-retirement income management, sold through multiple channels.

Retirement

Our Retirement segment is well positioned in the marketplace, with our industry-leading Institutional Retirement Plans business and our growing Individual Markets business. The two businesses combined had $287.7 billion of assets under management and administration as of December 31, 2011, of which $58.8 billion were in proprietary assets.

Our Institutional Retirement Plans business offers tax deferred employer-sponsored retirement savings plan and administrative services to small-mid corporations, large corporations, public and private school systems, higher education institutions, state and local governments, hospitals and healthcare facilities and not-for-profit organizations. This broad-based institutional business crosses many sectors of the economy, which provides diversification that helps insulate us from downturns in particular industries. In the defined contribution market, we rank second in the United States by number of plan sponsors, with more than 49,000; second by number of plan participants with approximately 5.3 million; and fourth by assets under management and administration, with $287.7 billion at December 31, 2011.

Our Individual Markets business, which focuses on the rapidly expanding retiree market as well as on individuals and plan participants, offers retail financial products and comprehensive advice services to help individuals manage their retirement savings and income needs. While assets under management and administration for our Individual Markets business were $2.1 billion at December 31, 2011, it is a key area of future growth for our Retirement segment.

Our Retirement segment earns revenue principally from asset and participant-based advisory and record-keeping fees. Retirement generated operating income before income taxes of $441.9 million for the year ended December 31, 2011 and $123.9 million for the quarter ended March 31, 2012. Our Investment Management business also earns arms-length market-based fees from the management of the general account and mutual fund assets supporting Institutional Retirement Plans and individual rollover products. Distribution of Investment Management products and services using the Retirement segment continues to present a growth opportunity for our Retirement and Investment Management segments that we are actively pursuing.

We will continue to focus on growing our retirement platform by driving increases in our full-service Institutional Retirement Plans business, particularly in the corporate and higher education markets, and by further developing our Individual Markets business with a particular focus on aggressively cross-selling products and services to our Institutional Retirement Plan participants. We will also continue to place a strong emphasis on capital and cost management, with a focus on optimizing our distribution platform and achieving a diversified retirement product mix. In addition, we continue to promote targeted plan monitoring and relationship building to further improve client retention. We believe these initiatives will increase segment revenues and profitability.

An important element of our Retirement strategy is to leverage the extensive customer base to which we have access through our Institutional Retirement Plans business in order to grow our Individual Markets and investment management businesses. This opportunity is especially attractive in light of the significant portion of our Institutional Retirement Plans business for which we provide recordkeeping-only services, with such plans encompassing approximately 3 million plan participants as of December 31, 2011. We are therefore focused on building long-term relationships with our plan participants, especially when initiated through service touch points such as plan enrollments and rollovers, which will go beyond their participation in our Institutional Retirement Plans and enable us to offer them individual retirement and investment management solutions both during and after the term of their plan participation.

Institutional Retirement Plans

Products and Services. We offer tax deferred Institutional Retirement Plans (across all U.S. tax sectors for tax-advantaged retirement savings) to employers of all sizes, principally focusing on for-profit businesses, public and private K-12 education entities and higher education institutions. Within these markets, we offer two distinct product sets: full service and record-keeping only.

Full-service retirement products provide record-keeping, plan administration, tailored participant education and communication services, trustee services and institutional and retail investments. These include a wide variety of investment and administrative products for defined contribution plans across all U.S. tax sectors for tax-advantaged retirement savings, as well as defined benefit pension plans, nonqualified executive benefit plans and employer stock option plans. Plan sponsors may select from a variety of investment structures and products, such as general account, separate account, mutual funds, stable value or collective investment trusts and a variety of underlying asset types (including their own employer stock) to best meet the needs of their employees. A broad selection of funds is available for our products in all asset categories from over 100 fund companies, including the ING family of mutual funds managed by our Investment Management business. Our full-service retirement plan offerings are also supported by award-winning participant communications and education programs, as well as investment advisory services offered through our Individual Markets business or through third parties (e.g., Morningstar) to help prepare individuals for retirement through customer-focused personalized and objective investment advice.

Recordkeeping service products provide administration support for plan sponsors seeking integrated record-keeping services for defined contribution, defined benefit and non-qualified plans. Our plan sponsor base spans the entire range of corporate plan sponsors as well as state and local governments. Our recordkeeping retirement plan offerings are also supported by award-winning participant communications and education programs, as well as investment advisory services offered through our Individual Markets business.

Our stable value products are offered with a particular focus on cross-selling products utilizing proprietary investment management to our largest institutional recordkeeping plans. Our product offering includes both separate account guaranteed investment contracts and synthetic GICs managed by either proprietary or outside investment managers.

As a top four provider by assets under management and administration in the United States, our defined contribution leadership position comes from decades of experience, organic growth and strategic acquisitions that have allowed us to increase our size, scale and reputation. We are one of only a few defined contribution providers that offer products, services and support to the full spectrum of businesses, ranging from small to mega-sized plans.

The following chart summarizes our product/service models and corresponding assets under management and administration, key markets in which we offer our Institutional Retirement Plans, primary defined contribution plan tax codes and core products offered for each market segment.

Product/Service Model	AUM/AUA	Key Market Segments	Primary Defined Contribution Plan Tax Code	Core Products
(as of December 31, 2011)
Full Service Plans	$71.8 Billion	Small-mid Corporate K-12 Education Higher Education Healthcare Non-Profits Government (local and state)	401(k) 403(b) 403(b) 403(b) 403(b) 457	ING MAP Select ING Quintaflex Retirement Choice II Retirement Plus II Retirement Master II Custom Choice II Custom Choice Blend

Recordkeeping and Stable Value Plans	$213.8 Billion	Recordkeeping Small-mid Corporate Large Corporate Government (local and state)	401(k) 401(k) 457	(k)Choice, Framewor(k) N/A* NA*
		Stable Value Sold across all market segments with a strong focus on Large Corporate	401(k) 403(b) 457	Separate Account and Synthetic GICs

*	There are no specific product names, but offerings in addition to administration services include investment options such as mutual funds, commingled trusts and separate accounts.

For plans in the full service small-mid corporate segment, our core product is ING MAP Select which is a group funding agreement/group annuity contract offered to fund qualified retirement plans. The product contains over 300 funds from more than 40 fund families, as well as our general account and stable value options, and offers a broad range of services.

For plans in the full service education, healthcare, non-profits and government segments, we offer a variety of customized products, including the following:

•	ING Quintaflex, a fixed annuity which provides a guaranteed minimum rate of return over the life of the contract and is funded by the general account.

•

Retirement Choice II, a retail mutual fund product which provides flexible funding vehicles and is designed to provide a diversified menu of mutual funds in addition to a guaranteed option (available through a group fixed annuity contract or stable value product).

•

Retirement Plus II, Retirement Master II and Custom Choice II, registered group annuity products featuring variable investment options held in a variable annuity separate account and a fixed investment option held in the general account.

•

Custom Choice Blend, a combination product that can be used to support retail mutual funds through our subsidiary, ING National Trust, and/or an unregistered group annuity product featuring variable investment options held in a variable annuity separate account and a fixed investment option held in a general account.

For recordkeeping plans in the small-mid corporate segment, our core products are as follows:

•	ING (k)Choice, a mutual fund program with proprietary and non-proprietary fund offerings of over 1,200 funds from more than 40 fund families.

•	ING Framewor(k), a mutual fund program with the ability to offer most any fund that is traded through the National Securities Clearing Corporation.

Markets and Distribution.

The markets we serve in Institutional Retirement Plans can be categorized into two markets: Corporate and Tax Exempt. A brief description of each, including sub segments and strengths are as follows:

Corporate Markets:

•

Small-Mid Corporate Market. In this growth market we offer both full service and recordkeeping only solutions to defined contribution plans of small-mid corporate segment (e.g., typically less than 3,000 employees). Our comprehensive product offering (including flexible investment choices), highly competitive fiduciary solutions, dedicated and proactive service teams and product and service innovations leveraged from our expertise in the Large Corporate market make us one of a small group of providers who can service small-mid corporate plans as they continue to grow. Our industry leadership in this market is evidenced by our sales results for plans with less than 500 participants, which places us as the number three provider among other leading competitors in the United States.

•

Large Corporate Market. In this market we offer recordkeeping services to defined contribution plans of large to mega-sized corporations. Our solutions are customized to handle the most complex retirement plans with special focus on strategic relationship management and participant retirement readiness. We are dedicated to providing engaging education, technology tools and print materials to help plan participants achieve a secure and dignified retirement.

Tax Exempt Markets:

•

Education Market. We offer comprehensive full service offerings to both public and private K-12 educational entities as well as public and private higher education institutions, which we believe is a growth segment. In the United States, we are the number one provider in the K-12 education market and number three in higher education based on annual sales. Our innovative solutions to reduce administrative burden, deep technical and regulatory expertise and strong on-site service teams continue to support our position as one of the top providers in this market.

•

Healthcare Market. In this market we service hospitals and healthcare organizations by offering full service solutions for a variety of plan tax codes. Like the education market, we have strong administrative solutions for healthcare plan sponsors as well as award-winning participant communications and retirement tools in order to better prepare plan participants for retirement.

•

Government Market. We provide both full service and recordkeeping only offerings to both small and large governmental entities (e.g., state and local government). For large governmental sponsors, we offer highly complex and customized recordkeeping solutions that are tailored for each client. We also offer a broad range of proprietary, non-proprietary and stable value investments with open architecture. Our flexibility and expertise help make us the third ranked provider in this market in the United States.

Products for Institutional Retirement Plans are distributed nationally through multiple unaffiliated channels or via affiliated distribution including direct sales teams. We offer localized support to these groups and their clients during and after the sales process, a broad selection of investment options and flexibility of choice and top-tier fiduciary solutions to help their clients meet or exceed plan guidelines and responsibilities.

Unaffiliated Distribution:

•

Independent Representatives. Over 8,200 sales agents who primarily sell fixed annuity products from multiple vendors in the education market. Activities by these representatives are centered on increasing participant enrollments and deferral amounts in our existing plans.

•

Independent Producers. Over 12,300 wirehouse and independent producers are the primary distributors of our small-mid corporate market products (full service and recordkeeping only), but they also distribute products to the education, healthcare and government markets. These producers typically present their clients (i.e. employers seeking a defined contribution plan for their employees) with plan options from multiple vendors for comparison.

•

Third Party Administrators (“TPAs”). Approximately 1,300 TPAs are selling and/or service partners for our small-mid corporate markets business (full service only), working with a variety of vendors. While TPAs typically focus on providing plan services only (such as administration and compliance testing), some also initiate and complete the sales process. TPAs also play a vital role as the connecting point between our wholesale team and unaffiliated producers who seek references for determining which providers they should recommend to their clients.

Affiliated Distribution:

•

Affiliated Representatives. ING Financial Partners, our retail broker-dealer, is one of the top ten broker-dealers in the United States as determined by total number of licensed representatives. At March 31, 2012, we had approximately 2,500 licensed representatives. These representatives support sales of products for the Retirement segment as well as other segments, with a subset that are primarily focused on driving new and existing sales in education, healthcare and government market plans (full service) through increasing enrollments for existing plans, educating existing participants and selling new plans.

•

Direct Sold by Field Force. While we typically rely on third party distribution partners for the majority of sales for our Institutional Retirement Plans business, our wholesale team also interacts directly with plan sponsors in the education, healthcare and government markets. Typically, our field force interacts with a consultant hired by the plan sponsor. In order to present our offerings to these large clients, we work with numerous consultants at 50 different consulting firms.

•	Direct Sold by Large Corporate Market or Stable Value Sales Teams. We have dedicated sales teams that work directly with large plan corporate market and stable value clients. The stable value investment only business can occur in either recordkeeping only plans or within other vendors’ plans. In the large corporate market and for our stable value products, our direct interaction typically occurs with numerous consultants among 17 different consulting firms.

Competition. Our Institutional Retirement Plans business competes with other large, well-established insurance companies, asset managers, record keepers and diversified financial institutions. Competition varies in all market segments as very few institutions are able to compete across all markets as we do. The following chart summarizes the current competitive landscape in the markets we offer our Institutional Retirement Plans and stable value products to:

Market Segment	Competitive Landscape	Select Competitors

Small-mid Corporate plans	Dominated by insurance based providers, primarily with third party administration relationships	John Hancock, Principal
K-12 Education	Dominated by a small number of insurance based providers	VALIC AXA
Higher Education	403(b) providers, asset managers and some insurance-based providers	TIAA-CREF Fidelity
Healthcare / Other Non-Profits	403(b) providers, asset managers and some insurance-based providers	TIAA-CREF Fidelity
Government	Primarily insurance-based providers but also asset managers and 457 providers	Nationwide Great West
Recordkeeping	Asset managers, business consulting services, payroll firms and insurance based providers	Fidelity AON Hewitt

Product Offering	Competitive Landscape	Select Competitors

Stable Value	Insurance companies and banks	Prudential MetLife

Our full-service Institutional Retirement Plans compete primarily based on pricing, the breadth of our service and investment offerings, technical expertise, industry experience, local enrollment and financial planning support, investment performance and our ability to offer industry tailored product features to meet the retirement income needs of our clients. For our record-keeping only service offerings, there has been consolidation among industry providers in recent years seeking to increase scale, improve cost efficiencies and enter new market segments. However, the market remains competitive with few dominant players. Finally, we have seen new insurance company competitors enter the stable value space because demand from participant and plan sponsors remains strong for these products.

Individual Markets

Products and Services. Our Individual Markets business offers simple, easy-to-understand products, along with holistic advice and guidance delivered through affiliated brokers and by online capabilities. Our current investment solutions include advisory programs, custodial mutual fund IRAs, fixed annuities and brokerage accounts.

The primary focus of our Retirement segment is to serve over five million defined contribution plan participants. We also seek to capitalize on our access to these individuals through our Institutional Retirement Plans business by developing long-term relationships and providing individual retail solutions. We believe that our ability to offer a seamless and integrated approach to an individual customer’s entire financial picture, while saving for or living in retirement, presents a compelling reason for our Institutional Retirement Plans participants to use us as their principal investment and retirement plan provider. Through our broad range of advisory programs, our financial advisers have access to a wide set of solutions for our customers for building investment portfolios, including stocks, bonds and mutual funds, as well as managed accounts. These experienced advisers work with customers to select a program to meet their financial needs that takes into consideration each individual’s time horizon, goals and attitudes towards risk.

Markets and Distribution

Individual Markets products are primarily sold through affiliated representatives and online via the designated RetireWithING.com website. The affiliated representatives help provide cohesiveness between our Institutional Retirement Plans and Individual Markets businesses and they are grouped into two primary categories: affiliated field-based representative and home office phone-based representatives. Affiliated field-based representatives are registered sales and investment advisory representatives in our retail broker dealer that drive both fee-based and commissioned sales. They provide face-to-face interaction with individuals who either participate within or are external to our Institutional Retirement Plans business and who seek retail investment products (e.g., rollover products) as well as financial advice and financial planning solutions. Home office phone-based representatives primarily focus on our unique growth opportunity of assisting participants in our large recordkeeping plans. They offer the same broad suite of products and services as the affiliated field-based representatives, but are highly trained in providing financial advice that helps customers transition through life stage and job-related changes.

In an effort to develop a path for either of these categories of affiliated representatives to offer holistic retirement planning solutions to participants in our Institutional Retirement Plans, we work with our institutional clients to engage participants and offer comprehensive, personalized financial planning and appropriate solutions to their employees. Our program is designed to make employees better educated, more engaged and feel ready to take concrete action to prepare for retirement.

Competition

Our Individual Markets products and services compete for rollover opportunities against asset managers, banks, wirehouses and other broker-dealers who also offer individual retirement products, all of which currently have more market share than insurance based providers in this space. Primary competitors to our Individual Markets business are Fidelity, Vanguard, Morgan Stanley Smith Barney, Bank of America Merrill Lynch, TIAA-CREF and Ameriprise.

Our Individual Markets products compete based on simplicity of design and a fund selection that includes proprietary and non-proprietary investment options. The products are primarily targeted towards existing participants, which allows us to benefit from the existing relationship.

Underwriting and Pricing

We price our institutional and individual retirement products based on long-term assumptions that include investment returns, mortality, persistency and operating costs. We establish target returns for each product based upon these factors and the expected amount of regulatory and rating agency capital that we must hold to support these contracts over their projected lifetime. We monitor and manage pricing and sales mix to achieve target returns. It may take new business several years before it is profitable, depending on the nature and life of the product, and is subject to variability as actual results may differ from pricing assumptions. We seek to mitigate investment risk by actively managing market and credit risks associated with investments and through asset/liability matching portfolio management.

Annuities

The Annuities segment primarily provides fixed and indexed annuities, tax-qualified mutual fund custodial products and payout annuities for pre-retirement wealth accumulation and post retirement income management, sold through multiple channels. Revenues are generated from fees and from margins based on the difference between income earned on the investments supporting the liability and interest credited to customers. Our Annuities segment generated operating income before income taxes of $387.6 million for the year ended December 31, 2011 and $36.4 million for the quarter ended March 31, 2012. For the year ended December 31, 2011, we were ranked ninth in sales of FIAs according to LIMRA based on new premiums.

We intend to achieve our risk-adjusted return objectives in Annuities through a disciplined approach, balancing profitability with growth, with a focus on preserving margins and the avoidance of expansion in low interest rate environments. As a result, we expect to opportunistically grow our FIA business when margins are attractive and to reduce growth but maintain distribution access when margins are less attractive. Our mutual fund custodial products business is not sensitive to interest rate conditions and, as such, is focused on growth. While we still offer traditional fixed annuities, we will allow the business to decline in volume due to low margins and less attractive returns. We intend to meet our risk management objectives by continuing to hedge market risks associated with the crediting strategies selected by clients on many of our FIA contracts. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Qualitative and Quantitative Disclosure About Market Risk—Risk Management.”

Products and Services

Our Annuities segment product offerings include immediate and deferred fixed annuities designed to address customer needs for tax-advantaged savings and retirement income and their wealth-protection concerns. New sales comprise primarily FIAs and tax-qualified mutual fund custodial accounts.

Fixed Indexed Annuities. FIAs are marketed principally based on underlying interest-crediting guarantee features coupled with the potential for increased returns based on the performance of market indices. For an FIA, the principal amount of the annuity is guaranteed to be no less than a minimum value based on non-forfeiture regulations that vary by state. Interest on FIAs is credited based on allocations selected by a customer in one or more of the strategies we offer and upon policy parameters that we set. The strategies include a fixed interest rate option, as well as several options based upon performance of various external financial market indices. Such indices may include equity indices, such as the S&P 500 index, or an interest rate benchmark, such as the change in LIBOR. The parameters (such as “caps,” “participation rates,” and “spreads”) are periodically declared by us for both initial and following periods. Our existing FIAs contain death benefits as required by non-forfeiture regulations. Some FIAs allow the purchase of optional living benefit riders at an additional cost. These living benefits guarantee a minimum annual withdrawal amount for life. The amount of the guaranteed annual withdrawal may vary by age at first withdrawal. We have used multiple designs with varying parameters over time and all form designs and parameters make up the existing block of in-force policies.

Multi-Year Guarantee Annuities. Our in-force block includes MYGA products, which provide guaranteed minimum rates of up to 4.0% and with terms up to 10 years. A certain block of MYGAs ($3.0 billion as of December 31, 2011), mostly sold in 2002, will reach the end of their initial term in 2012. Most of these MYGAs have high crediting rates and the supporting assets generate returns below pricing assumptions, negatively impacting returns in our Annuities segment. During 2012, we expect that potentially significant portions of the block will lapse, as renewal crediting rates offered will be lower than current rates. The run-off of these MYGA contracts is expected to enhance the margin of our Annuities segment in future periods.

Although not currently a significant portion of new sales, we also offer other fixed annuities (“FAs”) with a guaranteed interest rate or a periodic annuity payment schedule suitable for clients seeking a stable return.

Mutual Fund Custodial Products. Our Annuities segment also offers tax-qualified mutual fund custodial products, which provide flexible investment options across mutual fund families on a no-load basis. We charge a recordkeeping fee based on the amount of assets invested in the account, and we are paid asset-based fees by the managers of the mutual funds within the account. This product is designed to be a streamlined, simple rollover solution providing continued tax deferral on retirement assets. No minimum guarantees are offered for this product.

The following chart summarizes the key in-force annuity and mutual fund custodial products within this segment, along with data on AUM for each product, excluding payout annuities:

Annuity Product	Assets Under Management (as of December 31, 2011) (in billions)
Fixed Indexed Annuities (FIA)	$12.1
Multi-Year Guarantee Annuities (MYGA) & other Fixed Annuities (FA)	$10.6
Mutual Funds Custodial Products	$ 1.8

Markets and Distribution

Our target markets for annuities include individual retirees and pre-retirees seeking to accumulate or receive distributions of assets for retirement. Annuity products are primarily distributed by independent marketing organizations, independent broker-dealers, banks, independent insurance agents, pension professionals and affiliated broker-dealers. The following chart summarizes our Annuities distribution, by channel.

Channel	2011 Sales (in millions)	% of Sales
Independent Insurance Agents / Independent Marketing Organizations	$924.3	37%
Independent Broker-Dealers	$886.6	35%
Affiliated Broker-Dealers	$370.9	15%
Banks and Other Financial Institutions	$335.6	13%

Our mutual fund custodial products are distributed nationally, primarily through relationships with independent brokers, financial planners and agents. New sales are obtained from a “rollover” from an existing retirement account. The resulting custodial account is established as an IRA to maintain tax-deferred status for our customer.

Competition

Our Annuities segment faces competition from traditional insurance carriers, as well as banks, mutual fund companies and other investment managers such as Allianz, Aviva, American Equity, AXA, Lincoln National and Great American. Principal competitive factors for fixed annuities are initial crediting rates, reputation for renewal crediting action, product features, brand recognition, customer service, cost, distribution capabilities and financial strength ratings of the provider. Competition may affect, among other matters, both business growth and the pricing of our products and services.

Mutual fund custodial products compete with brokerage accounts and other financial service and asset allocation offerings.

Underwriting and Pricing

We generally do not underwrite individual lives in our Annuities segment. Instead, we price our products based upon our expected investment returns and our expectations for mortality, longevity and persistency for the group of our contract holders as a whole, taking into account our historical experience. We price annuities by analyzing longevity and persistency risk, volatility of expected earnings on our assets under management and the expected time to retirement. Our product pricing models take into account many additional factors as applicable, including, among other things capital requirements, hedging costs and operating expenses.

Our custodial mutual fund account is a fee-based, record-keeping product, for which the record-keeping fees, combined with estimated mutual fund revenue sharing, are priced to cover acquisition and operating costs over the life of the account. These custodial mutual fund products do not generate investment margins, do not expose us to significant mortality risk and no hedging is required.

Investment Management

We offer domestic and international fixed income, equity, multi-asset and alternatives products and solutions across market sectors, investment styles and capitalization spectrums through our actively managed, full-service investment management business. Multiple investment platforms are backed by a fully integrated business support infrastructure that lowers expense and creates operating efficiencies and business leverage and scalability at low marginal cost. As of December 31, 2011, our Investment Management business managed $55.7 billion for third-party institutions and individual investors, $31.5 billion in separate account assets for our Retirement Solutions and Insurance Solutions businesses and $78.9 billion in general account assets.

We are committed to investing responsibly and delivering research-driven, risk-adjusted, client-oriented investment strategies and solutions and advisory services across asset classes, geographies and investment styles. We serve a variety of institutional clients, including public, corporate and Taft-Hartley defined-benefit and defined-contribution retirement plans, endowments and foundations, and insurance companies through an institutional distribution channel and through affiliates. We also serve individual investors by offering our mutual funds and separately managed accounts, serviced through an intermediary-focused distribution platform or through affiliate and third party retirement platforms.

Investment Management’s primary source of revenue is management fees collected on the assets that we manage. These fees typically are based upon a percentage of assets under management. In certain investment management fee arrangements, we may also receive performance-based incentive fees when the return on assets under management exceeds certain benchmark returns or other performance targets. In addition, and to a lesser extent, Investment Management collects administrative fees on outside managed assets that are administered by our mutual fund platform, and distributed primarily by our Retirement Solutions business. Investment Management also receives fees as the exclusive asset manager of our general account, which are managed on an arm’s-length pricing basis. Investment Management generated operating income before income taxes of $87.5 million for the year ended December 31, 2011 and $33.0 million for the quarter ended March 31, 2012.

We are driving Investment Management profitability by leveraging continued strong investment performance across all asset classes to accelerate growth in net flows (through both greater sales and lower redemptions) and taking advantage of a rebuilt sales force to increase productivity to levels commensurate with industry averages. We are also increasing scale in our funds and our share of proprietary funds in affiliate products, principally through leveraging our access to over 49,000 plan sponsors and approximately 5.3 million plan participants through our Retirement Solutions business. Historically our proprietary share of assets under management has been materially less than the industry average; in addition, we have lacked access to the majority of retirement plans due to sponsor restrictions. We are focused on improving coordination between our Investment Management and Retirement Solutions businesses to capitalize on Retirement Solutions’ leading market position and Investment Management’s broad investment capabilities and strong investment track records. To that end we have established dedicated retirement resources within our Investment Management intermediary-focused distribution team to work with Retirement Solutions and have enhanced our Multi-Asset Strategies and Solutions investment platform (described below) to increase focus on retirement products such as our target date and target risk portfolios, which we believe will capture an increased proportion of retirement flows going forward.

We are also growing our third-party affiliated and non-affiliated investment management business through continued strength of investment performance as well as a number of key strategic initiatives, including: improved distribution productivity; increased focus on client “solutions” and income and outcome oriented products such as target date funds; pursuit of DCIO mandates on non-affiliate retirement platforms; takeovers of sub-advised ING Mutual Funds where Investment Management now offers stronger investment performance; sub-advisory mandates for Investment Management investment capabilities on others platforms; leveraging partnerships with financial intermediaries and consultants; long-term expansion of our international investment capabilities, and opportunistic launching of capital markets products such as Collateralized Loan Obligations and Closed End Mutual Funds.

Products and Services

Investment Management delivers products and services that are manufactured by traditional and specialty, investment platforms. The traditional platforms are fixed income, equities and multi-asset strategies and solutions (“MASS”). We deliver specialty investment services and products through our senior bank loans and alternatives platforms.

Fixed Income

Investment Management’s fixed income platform manages assets for our general account, as well as for domestic and international institutional and retail investors. As of December 31, 2011, there were $110.3 billion in assets under management on the entire platform, of which $78.9 billion were general account assets. Through the fixed income platform clients have access to money market funds, investment-grade corporate debt, government bonds, residential and commercial mortgage-backed and asset-backed securities, high yield and municipal bonds, private and syndicated debt instruments, commercial mortgages and preferred securities. Each sector within the platform is managed by seasoned investment professionals supported by significant credit, quantitative and macro research and risk management capabilities.

Equities

The equities platform is a multi-cap and multi-style research-driven platform comprising both fundamental and quantitative equity strategies for institutional and retail investors. As of December 31, 2011 there were $39.9 billion in assets under management on the platform covering both domestic and international markets. Our fundamental equity capabilities are bottom-up, research focused and cover growth, value and core strategies in the large, mid and small cap spaces. Our quantitative equity capabilities are used to create quantitative and enhanced indexed strategies, support other fundamental equity analysis and create extension products.

MASS

Investment Management’s MASS platform offers a variety of investment products and strategies that combine multiple asset classes with asset allocation techniques. The objective of the MASS platform is to develop customized solutions that meet the specific, and often unique, goals of investors with products that change dynamically over time in response to changing markets and client needs. Utilizing core capabilities in asset allocation, asset/liability modeling, risk management and financial engineering, the MASS team has developed a suite of target-date and target-risk funds that are distributed through our Retirement Solutions business and to institutional and retail investors. These funds can incorporate multi-manager funds. The MASS team also provides pension risk management, strategic and tactical asset allocation, liability-driven investing solutions and investment strategies that hedge out specific market exposures (e.g., portable alpha) for clients.

Senior Bank Loans

Investment Management’s senior bank loan group is a large experienced manager of below-investment grade floating-rate loans, actively managing diversified portfolios of loans made by major banks around the world to non-investment grade corporate borrowers. Senior in the capital structure, these loans have a first lien on the borrower’s assets, typically giving them stronger credit fundamentals than unsecured corporate bonds. The platform offers institutional, retail and structured products (e.g., CLOs), including on-shore and off-shore vehicles and an ERISA qualified collective trust for U.S. pension plans.

Alternatives

Investment Management’s primary alternatives platform is Pomona Capital, a wholly owned, largely independent private equity platform. The platform specializes in investing in private equity funds in three ways: by purchasing secondary interests in existing partnerships; by investing in new partnerships; and by co-investing alongside buyout funds in individual companies. As of December 31, 2011, Pomona Capital managed assets totaling $6.2 billion. See “Summary—Recent Developments” on the recent sale of certain private equity interests. In addition, Investment Management offers alternative and hedge funds leveraging core debt and equity investment capabilities.

The following chart summarizes the products we offer through the various markets in our Investment Management business, along with relevant data on AUM and net flows:

	Assets Under Management (as of December 31, 2011) (in billions)	Net Flows (Year ended December 31, 2011) (in millions)
Investment Platform
Fixed Income	$110.3	$3,051.7
Equities	39.9	$1,807.0
Senior Bank Loans	9.5	$554.4
Alternatives	6.4	$289.2

Total	$166.1	$5,702.3

MASS(1)	18.0	$(10.0)

Client Segment
Retail	$47.1	$(1,710.9)
Institutional	40.1	$4,258.0
General Account	78.9	N/A
Mutual Fund Manager Re-assignments(2)	N/A	$3,155.2

Total	$166.1	$5,702.3

ING U.S. sourced, excluding Closed Block Variable Annuity(3)	$23.7	$4,827.7
Closed Block Variable Annuity(3)	$14.2	$(1,524.2)

(1)	$10.6 billion of MASS AUM are included in the fixed income and equity platforms shown above. The balance of MASS, $7.4 billion, are managed by third parties and we retain only a modest fee and therefore report these as AUA.
(2)	Represents the re-assignment of mutual fund management contracts to ING Investment Management external managers. The AUM related to the re-assignments are included in the retail segment above.
(3)	Assets sourced from ING U.S., including Closed Block Variable Annuity, are also included in the retail and institutional market segments above.

Markets and Distribution

We serve our institutional clients through a dedicated sales and service platform consisting of direct- and consultant-focused sales forces. We serve individual investors through an intermediary-focused distribution platform, consisting of business development and wholesale forces which partner with banks, broker-dealers and independent financial advisers, as well as our affiliate and third-party retirement platforms.

With the exception of Pomona Capital, which is run largely independently, the different products and strategies associated with our investment platforms are distributed and serviced by the Retail and Institutional client-focused segments are as follows:

•

Retail segment: Open- and closed-end funds through affiliate and third-party distribution platforms, including wirehouses, brokerage firms, and regional broker-dealers. As of December 31, 2011, total AUM from these channels were in excess of $47 billion.

•

Institutional segment: Individual and pooled account, targeting defined benefit, defined contribution recordkeeping and retirement plans, Taft Hartley and endowments and foundations. As of December 31, 2011, Investment Management had more than 200 institutional clients, representing more than $40 billion of AUM primarily in separately managed accounts, collective investment trusts and structured vehicles.

•

Investment Management manages a variety of variable portfolios and mutual funds which are sold through our Retirement Solutions and Insurance Solutions businesses. As of December 31, 2011, total AUM from these channels was nearly $38 billion with the majority of the assets gathered through our Retirement segment.

Competition

Investment Management competes with a wide array of asset managers and institutions in the highly fragmented U.S. investment management industry. In our key market segments, Investment Management competes, among other things, on the basis of investment performance, investment philosophy and process, product development, client service and management. Our principal competitors in the Investment Management business include insurance-owned asset managers such as Principal Global Investors (Principal Financial Group), Prudential and Ameriprise, bank-owned asset managers such as J.P. Morgan Asset Management, as well as “pure-play” asset managers including PIMCO, Invesco, Wellington, Legg Mason, T. Rowe Price, Franklin Templeton and Fidelity.

Insurance Solutions

Our Insurance Solutions business comprises two financial reporting segments: Individual Life and Employee Benefits. Our strategy is based on a broad and effective distribution model, fueled by a manufacturing capability that provides a stream of competitive product solutions, all supported by an efficient operations and underwriting model.

Individual Life

Our Individual Life segment has a broad independent distribution footprint and manufactures a wide range of competitive products, from low-cost term life insurance designed to serve the middle market to fixed, indexed and variable universal life insurance products targeted to more affluent markets. We are re-pricing the core Individual Life products for profitability with a focus on expanding share in Indexed and Accumulation markets in an effort to use capital efficiently. Over the past six to seven years we have grown substantially, and in the first quarter of 2012, we were the third largest writer of term life in the United States. We are also the twelfth largest writer of universal life in the United States based on premiums sold or written. Our strong market positions have allowed us to properly scale our business to achieve greater profitability. Our larger term operation is a crucial part of achieving this scale and can be adjusted through pricing changes as necessary. As of December 31, 2011, Individual Life’s in-force book comprised over 1.3 million policies and gross premiums of over $2.1 billion.

The Individual Life segment generates revenue on its products from premiums, investment income, expense load, mortality charges and other policy charges, along with some asset-based fees. Profits are driven by the spread between investment income earned and interest credited to policyholders, plus the difference between premiums and mortality charges collected and benefits and expenses paid. Our Individual Life segment generated operating income before income taxes of $290.1 million for the year ended December 31, 2011 and $54.4 million for the quarter ended March 31, 2012.

We intend to achieve our earnings growth in our Individual Life segment by focusing on growing our earnings drivers. Our earnings drivers include growing our in-force block of business by adding new businesses and entering new markets that meet our profit and capital requirements, combined with effectively managing our in-force block to meet our profitability objectives. This also includes focusing on improving our investment margins, growing our mortality profits and fully exploiting our technological capability in order to continue to reduce the new business unit costs and underwriting expense. In addition, we will further our financial objectives by continuing to utilize reinsurance to actively manage our risk and capital profile with the goal of controlling exposure to losses, reducing volatility and protecting capital. We aim to maximize earnings and capital efficiency in part by relieving the reserve strain for certain of our term and universal life products by means of reinsurance arrangements and other financing transactions. In addition, we are completing the introduction of re-priced offerings for term and universal life products, both of which are high capital consuming products. We expect these actions to slow the sale of the high-capital products while we simultaneously grow sales in the low capital, cash accumulation and current assumption type products.

Products and Services

Our Individual Life segment currently offers products that include term life, universal life (“UL”), indexed universal life (“IUL”) and variable universal life insurance. These offerings are designed to address customer needs for death benefit protection, tax-advantaged wealth transfer and accumulation, premium financing, business planning, executive benefits and supplemental retirement income. We believe that our combination of product solutions is well-suited for the middle-market through the mass-affluent and makes us a full service provider to our independent distribution partners.

Term Life

Term life insurance provides basic, economical life insurance for consumers and we market term life insurance primarily on competitive pricing and service models. Our most basic term product offers coverage for periods spanning ten to thirty years, as well as a return-of-premium term product that provides consumers with the ability to receive back all of their premiums at the end of a policy’s term. Our term model provides us with added scale for expense coverage and opportunity for mortality profit. The remainder of Individual Life’s product portfolio supplies more permanent protection than term life insurance, providing customers with the ability to accumulate cash value on a tax-deferred basis for retirement and long term estate planning.

UL

For consumers seeking guarantees, we offer a UL insurance product with a no-lapse death benefit guarantee. This death-benefit oriented product provides flexible death benefit guarantees up to a lifetime, provided certain conditions are met, even if the policy’s net cash value falls below zero, regardless of changes in interest rates, expense charges or cost of insurance. We also offer a survivorship version of this product that provides the death benefit upon the death of the second-insured, allowing the life insurance protection to span two lives. Our conservative approach to pricing this product line has led to us not having a significant secondary guarantee universal life (“SGUL”) business, with SGUL policies accounting for 5.0% of our in-force book by face amount. We aim to gain market share in this market as our competitors raise prices. The secondary guarantee product line does not have a significant cash value component, and this block of business is expected to persist in rising interest rate environments, as the product performance improves with rising rates, and the policyholder is locked in at current cost of insurance rates, making it difficult to move the coverage.

IUL

For customers looking for an opportunity for a higher return in a low rate environment, we offer IUL products, which, along with death benefit protection, provide customers the opportunity for growth through potentially stronger surrender values than traditional UL products. These IUL products link to both fixed and indexed crediting strategies and offer protection from downside risk through a minimum interest guarantee, helping customers who seek solutions that would be advantageous for providing supplemental retirement income, payment of college costs or executive benefits. One of the IUL products we offer provides up to a lifetime death benefit guarantee coupled with significant long term surrender value potential through the ability to earn an index credit linked, in part, to any increases in the S&P 500. We also have a unique global IUL product that links to multiple international indices, such as the S&P 500, Hang Seng Index or Euro Stoxx 50. Indexed products are the fastest growing new product segment and are a major focus of our product and distribution effort as they are less capital intensive and provide attractive returns.

Variable Universal Life

For customers seeking greater growth potential and more control over their investments, we offer an individual variable universal life insurance product designed to provide long-term cash accumulation potential with the ability to add optional riders that provide guarantees and more flexibility. We offer customers the ability to choose from individual variable investment options, which range from conservative to aggressive stock and bond investments managed by respected investment management firms in the industry or from diverse asset allocation solutions designed to match a customer’s risk tolerance.

The following chart presents data on our in-force face amount and premiums received for the key life insurance products that we offer:

	In-Force Face Amount	Premiums
Individual Life Product	(as of December 31, 2011) (in millions)	(year ended December 31, 2011) (in millions)
Term Life	$455,400	$825.9
Universal Life	$76,800	$1,026.7
Indexed Universal Life	$2,900	$76.8
Variable Universal Life	$32,600	$211.3

Markets and Distribution

Our Individual Life segment has a broad, multi-channel independent distribution reach that is designed to allow us to penetrate markets that range from the middle-market through affluent market. Our distribution organization boasts a comprehensive sales support, sales technology, marketing support and illustration system. We also offer an Internet-based sales solution that is based on educational selling at INGForLife.com. We offer service solutions to meet the diverse and changing requirements of our customers and distribution partners. The success of our customer service programs is measured through our employee, customer and distributor satisfaction scores, which rank at the top among our benchmark competitors based on the 2011 Life Producer Net Promoter rankings.

We primarily use three different channels to market and sell our Individual Life products. Our largest channel works through nearly 2,800 independent general agents and marketing companies and has the breadth to engage with the vast majority of licensed independent life insurance agents in the United States. Through this channel, we have contracted or appointed over 100,000 independent producers. We also use a strategic distribution channel, with over 30 independent managing directors and 6,700 producers who engage with our broker-dealer. These producers, while independent, use our brand and sell a wide range of our products, including life, annuity and mutual funds. Finally, we employ a specialty markets channel to focus on alternative distribution. This includes life insurance quote agencies, internet direct marketers, and other forms of non-traditional distribution. The specialty markets channel has been a significant growth engine in new markets, especially the middle market, producing an average of almost $40 million of new sales annually from its inception in 2008.

The following table provides a breakdown of Individual Life sales by distribution channel.

Channel	2011 Sales (in millions)	% of Sales
Independent Life Sales	$221.6	75.6%
Strategic Distribution	$31.3	10.7%
Specialty Markets	$40.1	13.7%

The goal of our Individual Life distribution model is to be a full-service provider of life insurance products with a broad footprint, offering customers multiple ways to purchase products from our diverse portfolio. Achieving this goal has allowed us to penetrate affluent markets with our non-term portfolio, while building scale through policy count with sales of term and lower face non-term products in the middle market.

Competition

The Individual Life segment competes with large, well-established life insurance companies in a mature market, where price and service are key drivers. Primary competitors include Lincoln National, MetLife, Prudential, American General, Principal Financial Group, John Hancock, Transamerica and Pacific Life. Individual Life primarily competes based on service and distribution channel relationships, price, brand recognition, financial strength ratings of our insurance subsidiaries and financial stability. We have strong capabilities to monitor competition and we utilize advanced models to benchmark our product offerings against others in the industry.

Factors that could influence our ability to competitively price products while achieving targeted returns include the cost and availability of statutory reserve financing required for certain term and universal life insurance policies, internal capital funding requirements and an extended low interest rate environment.

Underwriting and Pricing

We set prices for many of our insurance products based upon expected mortality over the life of the product. We base the pricing of our life insurance products in part upon expected persistency of these products, which is the probability that a policy will remain in force from one period to the next. We base premiums and policy charges for individual life insurance on expected death benefits, surrender benefits, expenses and required reserves. We use assumptions for mortality, interest, expenses, policy persistency and premium payment pattern in pricing policies. In addition, certain of our insurance products that include guaranteed returns or crediting rates underwrite equity market or interest rate risks. We seek to maintain a spread between the return on our general account invested assets and the interest we credit on our policyholder accounts. Our underwriting and risk management functions adhere to prescribed underwriting guidelines, while maintaining a competitive suite of products priced consistent with our mortality assessment. We generally manage mortality risks by enforcing strict underwriting standards and maintaining sufficient scale so that the incidence of risk occurrence is likely to match statistical modeling.

With respect to our SGUL business, we seek to mitigate risk by pricing conservatively to recognize the interest rate risk and are willing to forgo sales in order to maintain our profit and risk profile.

Reinsurance

In general, our reinsurance strategy is designed to limit our mortality risk and volatility. We partner with highly-rated, well-regarded reinsurers and set up pools to share our excess mortality risk.

For term business, we keep the first $3 million of risk and the excess risk is shared among a pool of reinsurers. For most of our universal life product portfolio, we keep the first $5 million of risk and then reinsure a portion of the excess over $5 million into the pool until we reach our limit of $10 million of risk. 100% of the excess over $10 million then goes into the pool. Our maximum overall retained risk on any one life policy is $10 million. A table showing our top five reinsurance exposures is shown below:

Reinsurer	Exposure (shown as a percentage of total reinsurance)(1)
Swiss Re	30%
Reinsurance Group of America	22%
Scor	13%
Generali	9%
Gen Re	9%

1)	“Total Reinsurance” equals net amount at risk (NAR) proportions of policies that have been placed with reinsurers (as of March 31, 2012).

Currently, all of our mortality reinsurance for new business is based on monthly renewable term which only transfers mortality risk and limits our counterparty risk exposure. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Qualitative and Quantitative Disclosure About Market Risk—Risk Management.”

Employee Benefits

Our Employee Benefits segment provides group insurance products to mid-size and large corporate employers and professional associations. In addition, our Employee Benefits segment serves the voluntary worksite market by providing individual and payroll-deduction products to employees of our clients. Our Employee Benefits segment is among the largest writers of medical stop loss coverage in the United States, currently ranking fifth on a premium basis with over $500 million of in-force premiums. We also hold top-20 positions in the group life and voluntary benefits markets on a premium basis. As of December 31, 2011, Employee Benefits total in-force premiums were $1.3 billion.

The Employee Benefits segment generates revenue from premiums, investment income, mortality and morbidity income and policy and other charges. Profits are driven by the spread between investment income and credited rates to policyholders on voluntary products, along with the difference between premiums and mortality charges collected and benefits and expenses paid for group life and stop loss. Our Employee Benefits segment generated operating income before income taxes of $83.3 million for the year ended December 31, 2012 and $15.6 million for the quarter ended March 31, 2012.

The Employee Benefits segment offers attractive growth opportunities with much less capital strain. For example, we believe there are significant opportunities through expansion in the voluntary benefits (“VB”) market as employers shift benefits costs to their employees. We have a number of new products and initiatives that we believe will help us drive growth in this market. In addition to the VB marketplace, we believe similar growth exists in the affinity marketplace. While expanding these lines, we also intend to continue to focus on profitability in our well established group life and stop loss product lines, by adding profitable new business to our in-force block, improving our persistency by retaining more of our best performing groups, and managing our loss ratios to below 80%, particularly on stop loss policies.

Products and Services

Our Employee Benefits segment offers group life, group disability, stop loss insurance and voluntary benefits (“VB”) products. These offerings are designed to meet the financial needs of both employers and employees by helping employers attract and retain employees and control costs, as well as provide ease of administration and valuable protection for employees.

Group Life

Group life products span basic and supplemental term life insurance as well as accidental death and dismemberment for mid-sized to large employers and affinity groups. These products offer employees guaranteed issue coverage, convenient payroll deduction, affordable rates and conversion options.

Group Disability

Group disability includes group long term disability, short term disability, telephonic short term disability, voluntary long term disability and voluntary short term disability products for mid-sized to large employers. This product offering is typically packaged for sale with group life products, especially in the middle-market.

Stop Loss

Our stop loss insurance provides coverage for mid-sized to large employers that self-insure their medical claims. These employers provide a health plan to their employees and generally pay all plan-related claims and administrative expenses. Our stop loss product helps these employers contain their health expenses by reimbursing specified claim amounts above certain deductibles and by reimbursing claims that exceed a specified limit. We offer this product via two types of protection – individual stop loss insurance and aggregate stop loss insurance. The primary difference between these two types is a varying deductible; both coverages are re-priced and renewable annually.

VB

Our VB business involves the sale of universal life insurance, whole life insurance, critical illness, accident insurance and short-term disability income through the workplace. This product lineup is 100% employee-paid through payroll deduction. New products to be introduced will focus on group-like structures that address the cost-shifting trend.

The following chart summarizes the key employee benefits products we offer, along with data on annual premiums for each product:

Annualized In-Force Premiums
Employee Benefit Products	(Year ended December 31, 2011) (in millions)
Group Life	$484.8
Disability	$88.2
Medical Stop Loss	$533.9
Voluntary Benefits	$152.6

Markets and Distribution

Our Employee Benefits segment works primarily with national and regional benefits consultants, brokers, third party administrators, enrollment firms and technology partners. Our tenured distribution organization provides local sales and account management support to offer customized solutions to mid-sized to large employers backed by a national accounts team. We offer innovative and flexible solutions to meet the varying and changing needs of our customers and distribution partners. We have many years of experience providing unique stop loss solutions and products for its customers. In addition, we are an experienced multi-line employee benefits insurance carrier (group life, disability, stop loss and elective benefits).

We primarily use three distribution channels to market and sell our employee benefit products. Our largest channel works through hundreds of brokers and consultant firms nationwide and markets our entire product portfolio. Our Voluntary sales team focuses on marketing elective benefits to compliment an employer’s overall benefit package. Our Affinity sales team specializes in working with third party administrators to market to members of association and affinity groups. ING Employee Benefits breadth of distribution gives us access to and the products to meet the needs of employers and their employees.

Our Employee Benefits segment primarily targets mid-sized and large corporate employers and professional associations. In addition, we market medical stop loss coverage to employer sponsors of self-funded employee health benefits plans.

Employee Benefits products are marketed to employers and professional associations through major brokerage operations, benefits consulting firms and direct sales. In the VB market, policies are marketed to employees at the worksite through enrollment firms. When combined with distribution channels used by our Individual Life segment, we are able to provide complete access to our products through worksite-based sales.

The following chart summarizes our Employee Benefits distribution, by channel.

Channel	2011 Sales (in millions)	% of Sales
Brokerage (Commissions Paid)	$120	53%
Benefits Consulting Firms (Fee Based Consulting)	$77	34%
Worksite Sales	$28	13%

Competition

The group insurance market is mature and, due to the large number of participants in this segment, price and service are key competitive drivers. Our principal competitors include MetLife, Prudential and Minnesota Life in Group Life, Houston Casualty, Symetra and Sun Life in Stop Loss, and UNUM, Allstate and Transamerica in VB.

For group life insurance products, rate guarantees have become the industry norm, with rate guarantee duration periods trending upward in general. Technology is also a competitive driver, as employers and employees expect technology solutions to streamline their administrative costs.

Underwriting and Pricing

Group insurance and disability pricing reflects the employer group’s claims experience and the risk characteristics of each employer group. The employer’s group claims experience is reviewed at time of policy issuance and periodically thereafter, resulting in ongoing pricing adjustments. The key pricing and underwriting criteria are morbidity and mortality assumptions, the employer group’s demographic composition, the industry, geographic location, regional and national economic trends, plan design and prior claims experience.

Medical stop loss insurance pricing reflects the risk characteristics and claims experience for each employer group. The product is annually renewable and the underwriting information is reviewed annually as a result. The key pricing and underwriting criteria are medical cost trends, morbidity assumptions, the employer group’s demographic composition, the industry, geographic location, plan design and prior claims experience. Pricing in the medical stop loss insurance market is generally cyclical.

Reinsurance

Our Employee Benefits reinsurance strategy seeks to limit our exposure to any one individual which will help limit and control risk.

Group Life, which includes Accidental Death and Dismemberment, cedes the excess over $750,000 of each coverage to a pool of reinsurers. Group Long Term Disability cedes substantially all of the risk including the claims servicing, to a third party administrator and reinsurer. Excess Medical Stop Loss has a reinsurance program in place that limits our exposure to any one specific claim to $1.25 million and there is an aggregate stop loss unit that limits our exposure to $2 million over the Policyholders Aggregate Excess Retention. See “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Qualitative and Quantitative Disclosure About Market Risk—Risk Management.”

Closed Blocks

In 2009, we identified our Closed Block Variable Annuity and Institutional Spread Products segments as being “non-core” to our continuing operations, and made a strategic decision to stop actively writing new variable annuity product and run-off the Institutional Spread Products portfolio over time. Accordingly, these segments have been classified as closed blocks and are managed separately from our core businesses.

Our Closed Blocks unit also includes Closed Block Other, which comprises various other lines of business that have been exited through reinsurance agreements or which have also been identified as being “not core” to our operations.

We continue to focus on the controlled run-off of our Closed Block segments and look for opportunities to accelerate this run-off when appropriate market conditions arise.

Closed Block Variable Annuity

Our Closed Block Variable Annuity segment consists of variable annuity insurance policies that were primarily sold from 2001 to 2009. These policies are long-term savings vehicles in which customers (policyholders) made deposits that are primarily maintained in separate accounts established by the Company and registered with the SEC as unit investment trusts. The deposits were invested, largely at the customer’s direction, in a variety of U.S. and international equity, fixed income, real estate and other investment options.
Many of these policies include living benefit riders, including guaranteed minimum withdrawal benefits for life, guaranteed minimum income benefits, guaranteed minimum accumulation benefits and guaranteed minimum withdrawal benefits. All contracts included guaranteed minimum death benefits.

The financial crisis of 2008 and 2009 resulted in substantial market volatility, low interest rates and depressed equity market levels. Our variable annuity profitability declined markedly in 2009 and 2010 under these adverse market conditions, as customer account values fell below guaranteed levels and therefore our liabilities with respect to the underlying guarantees increased. Moreover, significant reduction in earnings from reduced mutual fund fees and increased hedging costs exacerbated the decline in profitability.

We have taken numerous actions since the financial crisis to strengthen our balance sheet, increase transparency and improve the risk profile of the block, including the following:

•

in 2009, we decided to cease sales of existing variable annuity products with high guarantee features. The products were fully closed to new sales in early 2010 and the management of the block shifted to run-off;

•	in 2010, we also refined our capital hedge overlay strategy to dynamically protect regulatory capital levels in down equity market scenarios;

•	in early 2011, we began hedging the interest rate risk of our GMWBL book of business; and

•	in late 2011, we refined our policyholder behavior assumptions to more closely align with recent experience resulting in GAAP reserve strengthening of $741 million in the fourth quarter of 2011.

Our focus in managing our Closed Block Variable Annuity segment is on protecting our regulatory capital, carefully monitoring customer behavior and maintaining operational scale to continue to deliver for our customers.

GAAP accounting differs from the methods used to determine regulatory and rating agency capital measures. Therefore our hedge programs may create material earnings volatility for GAAP financial statements. We intend to manage GAAP earnings volatility to the extent it does not conflict with our goal to protect regulatory capital.

Our risk management program is focused on balancing key factors including regulatory capital, risk based capital, liquidity, earnings, and economic value. There is significant operational scale (over 510,000 variable policy holders and $45.1 billion in AUM in our Closed Block Variable Annuity Segment as of March 31, 2012) which ensures ongoing hedging, financial reporting and IT maintenance expense efficiencies, as well as shared functional staffing expertise.

The block continues to generate revenue from asset-based fees. On a GAAP basis, we continue to amortize capitalized acquisition costs over gross revenues and we incur operating costs and benefit expenses in support of the segment.

Nature of Liabilities

Substantially all of our Closed Block Variable Annuity segment products were issued by one of our operating subsidiaries, ING USA Annuity and Life Insurance Company.

Each of our Closed Block Variable Annuity segment products include some combination of the following features which the customer elected when purchasing the product:

Guaranteed Minimum Death Benefits.

•	Standard. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the premiums paid by the customer, net of any withdrawals.

•

Ratchet. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the greater of (1) Standard or (2) the maximum policy anniversary (or quarterly) value of the variable annuity, adjusted for withdrawals.

•

Rollup. Guarantees that, upon the death of the individual specified in the policy, the death benefit will be no less than the aggregate premiums paid by the contract owner, with interest at the contractual rate per annum, adjusted for withdrawals. The Rollup may be subject to a maximum cap on the total benefit.

•	Combo. Guarantees that, upon the death the individual specified in the policy, the death benefit will be no less than the greater of (1) Ratchet or (2) Rollup.

Guaranteed Minimum Living Benefits.

•

Guaranteed Minimum Income Benefit (GMIB). Guarantees a minimum income payout, exercisable only on a contract anniversary on or after a specified date, in most cases 10 years after purchase of the GMIB rider. The income payout is determined based on contractually established annuity factors multiplied by the benefit base. The benefit base equals the premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (mainly 7% or 6% depending on the version of the benefit) and ratchet frequency subject to maximum caps which vary by product version (200%, 250% or 300% of initial premium).

•	Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit for Life (GMWB/GMWBL) Guarantees an annual withdrawal amount for a specified period of time (GMWB) or life (GMWBL) that is calculated as a percentage of the benefit base that equals premium paid at the time of product issue and may increase over time based on a number of factors, including a rollup percentage (7%, 6%, 5%, or 0%, depending on versions of the benefit) and ratchet frequency (primarily annual or quarterly, depending on versions). The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on versions of the benefit. A joint life-time withdrawal benefit option was available to include coverage for spouses. Most versions of the withdrawal benefit included reset and/or step-up features that may increase the guaranteed withdrawal amount in certain conditions. Earlier versions of the withdrawal benefit guarantee that annual withdrawals of up to 7.0% of eligible premiums may be made until eligible premiums previously paid by the contract owner are returned, regardless of account value performance. Asset allocation requirements apply at all times where withdrawals are guaranteed for life.

•

Guaranteed Minimum Accumulation Benefit (GMAB). Guarantees that the account value will be at least 100% of the eligible premiums paid by the customer after 10 years, net of any withdrawals. We offered an alternative design that guaranteed the account value to be at least 200% of the eligible premiums paid by contract owners after 20 years.

Reserves for Future Policy Benefits.

We establish and carry actuarially-determined reserves that are calculated to meet our future obligations. The principal assumptions used to establish liabilities for future policy benefits are based on our experience and periodically reviewed against industry standards. These assumptions include mortality, policy lapse, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect our reserve levels and related future operations.

The determination of future policy benefit reserves is dependent on actuarial assumptions set by us in determining policyholder behavior, as described above.

Reserves for variable annuity GMDB and GMIB are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected assessments are based on a range of scenarios. The reserve for the GMIB guarantee incorporates an assumption for the percentage of the contracts that will annuitize. In general, we assume that GMIB annuitization rates will be higher for policies with more valuable (more “in the money”) guarantees. We periodically evaluate estimates used and adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in reserves for GMDB and GMIB are reported in Policyholder benefits in the Consolidated Statements of Operations.

Variable annuity GMAB, GMWB, and GMWBL are considered embedded derivatives, which are measured at estimated fair value separately from the host annuity contract, along with attributed fees collected or payments made, reported in Other net realized capital gains (losses) in the Consolidated Statement of Operations.

At inception of the GMAB, GMWB, and GMWBL contracts, we project fees to be attributed to the embedded derivative portion of the guarantee equal to the present value of projected future guaranteed benefits. Any excess or deficient fee is attributed to the host contract and reported in Fee income in the Consolidated Statements of Operations.

The estimated fair value of the GMAB, GMWB, and GMWBL contracts is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g. implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g. lapse, benefit utilization, mortality, etc.). The projection also includes adjustments for our credit risk, or risk of non-performance, and margins for non-capital market risks, or policyholder behavior assumptions. Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require in order to assume these risks

The table below sets forth the policy count, account value and GAAP reserve amount by type of variable annuity benefits.

($ in millions)	As of March 31, 2012
	Policy Count	Account Value(1)		GAAP Reserve Amount
		$	%
Guaranteed Minimum Death Benefits:	511,978	$44,615		$444
Standard	224,608	20,738	46%	7
Ratchet	118,138	8,543	19%	38
Rollup	35,996	2,523	6%	68
Combo	133,236	12,811	29%	330

Guaranteed Living Benefits:	511,978	44,615		2,984
GMIB	184,766	15,574	35%	1,142
GMWLB	135,908	16,002	36%	1,747
GMAB/GMWB	14,906	1,237	3%	95
No Living Benefit	176,398	11,802	26%	N/A

(1)	Account value excludes $ 511 million of Payout, Policy Loan and Life Insurance business which is included in consolidated account values.

Net Amount at Risk.

The net amount at risk for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values in each case as of the date indicated. The net amount at risk assumes utilization of benefits by all customers on March 31, 2012.

The net amount at risk for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value. It assumes that all policyholders exercise their benefit immediately, even if they have not yet attained the first exercise date shown in their contracts, and that there are no future lapses. The net amounts of risk assumes utilization of benefits by all customers as of March 31, 2012. This hypothetical immediate exercise of the benefit means that the customers give up any future increase in the guaranteed benefit that might accrue if they were to delay exercise to a later date. The discount rates used in the GMIB NAR methodology grade from current rates to long-term best estimates. The GMWBL NAR methodology uses current market interest rates.

The account values, net amount at risk, both gross and net of reinsurance (“retained NAR”), of contract owners by type of minimum guaranteed benefit for retail variable annuity contracts were as follows as of March 31, 2012.

($ in millions)	As of March 31, 2012
	Account Value(1)	Gross NAR	Retained NAR	% Contracts NAR In-the-Money(2)	% NAR In-the-Money
GMDB	$44,615.5	$7,895.1	$6,901.6	62.5%	23.1%

GMWB/GMAB	1,237.4	46.2	46.2	23.3%	14.6%
GMIB	15,573.8	2,688.6	2,688.6	78.7%	18.0%
GMWBL	16,002.2	1,625.2	1,625.2	54.3%	16.6%

Living Benefit Total	32,813.4	4,360.0	4,360.0

(1)	Account value excludes $511 million of Payout, Policy Loans and life insurance business which is included in consolidated account values.
(2)	Percentage of contracts that have a NAR greater than zero.

As of March 31, 2012, compared to $4.4 billion of NAR, we held gross statutory reserves before reinsurance of $6.4 billion for living benefit guarantees; of this amount, $6.3 billion was ceded to SLDI, supported by letters of credit in the amount of $2.5 billion and by assets in trust of $3.8 billion. However, NAR and statutory reserves are not directly comparable measures. Our GAAP reserves for living benefit guarantees was $3.0 billion at March 31, 2012. For a discussion of our GAAP reserves calculation methodology, see “—Reserves for Future Policy Benefits.”

For GMIB products, in general, the policyholder has the right to elect income payment, beginning (for certain products) on the tenth anniversary year of product commencement, receive lump sum payment of the then current cash value, or remain in the variable sub-account. For GMIB products, if the policyholder makes the election to annuitize, the policyholder is entitled to receive the guaranteed benefit amount over an annuitization period. A small percentage of the products were first eligible to elect annuitizations beginning in 2010 and 2011. The remainder of the products will first become eligible to elect annuitization from 2012 to 2020.

Because policyholders have various contractual rights to defer their annuitization election, the period over which annuitization election can take place is subject to policyholder behavior and therefore indeterminate. In addition, upon annuitization the contract holder surrenders access to the account value and the account value is transferred to the Company’s general account where it is invested and the additional investment proceeds are used towards payment of the guaranteed benefit payment.

Variable Annuity Hedge Program and Reinsurance

Variable Annuity Guarantee Hedging Program. We primarily mitigate variable annuity market risk exposures through hedging. Market risk arises primarily from the minimum guarantees within the variable annuity products, whose economic costs are primarily dependent on future market returns, interest rate levels and policyholder behavior. The variable annuity hedging program is used to mitigate our exposure to equity market and interest rate changes and to ensure that the required assets are available to satisfy future death benefit and living benefit obligations. While the variable annuity guarantee hedge program does not explicitly hedge statutory or GAAP reserves, as markets move up or down, the returns generated by the variable annuity hedging program will significantly offset the statutory and GAAP reserve changes.

The objective of the guarantee hedging program is to offset changes in the present value of future expected guarantee payouts with respect to equity market returns, while also providing interest rate protection for certain minimum guaranteed living benefits. We do not hedge interest rate risks for our GMIB or GMDB primarily because doing so would result in volatility in our regulatory capital that exceeds our tolerances and, secondarily, because doing so would produce additional volatility in GAAP financial statements.

Equity index futures on various equity indices are used to mitigate the risk of the change in value of the policyholder-directed separate account funds underlying the variable annuity contracts with minimum guarantees. A dynamic trading program is utilized to seek replication of the performance of targeted fund groups (i.e., the fund groups that can be covered by indices where liquid futures markets exist).

Total return swaps are primarily used to mitigate the risk of the change in value of certain policyholder-directed separate account funds which are not equity market sensitive. These include fund classes such as emerging markets and real estate. They may also be used instead of futures of more liquid indices where it may be deemed advantageous. This hedging strategy is employed at our discretion based on current risk exposures and related transaction costs.

Interest rate swaps are used to mitigate the impact of interest rates changes on the economic liabilities associated with certain minimum guaranteed living benefits.

Variance swaps and equity options are used to mitigate the impact of changes in equity volatility on the economic liabilities associated with certain minimum guaranteed living benefits. This program began in the second quarter of 2012.

Foreign exchange forwards are used to mitigate the impact of policyholder-directed investments in international funds with exposure to fluctuations in exchange rates of certain foreign currencies. Rebalancing is performed based on pre-determined notional exposures to the specific currencies.

Variable Annuity Capital Hedge Overlay Program. Variable annuity guaranteed benefits are hedged based on their economic or fair value; however, the statutory reserves are not based on a market value. When equity markets decrease, the statutory reserve for the variable annuity guaranteed benefits can increase more quickly than the value of the derivatives held under the Guarantee Hedging Program. This causes statutory capital to decrease. To protect the residual risk to statutory capital in a decreasing equity market, we implemented the use of a capital hedge in 2008 which was based on the in-force notional of the block of business and underlying variable fund characteristics upon inception of the strategy. This initial hedge resulted in losses due to improving equity markets, which resulted in a shift to a dynamic hedging program in 2010. The current hedge strategy is intended to actively mitigate equity risk to the regulatory capital of the Company. The hedge is executed through the purchase and sale of equity index futures and is designed to limit the uncovered reserve increase in an immediate shock down equity market scenario (20% immediate down market as of March 31, 2012) to an amount we believe reasonable for a company of our size and scale ($240 million as of March 31, 2012). This amount will change over time with market movements, changes in regulatory capital and management actions. Accordingly, the following table illustrates the estimated impacts to our regulatory reserves for various shocks in equity markets specific to the Closed Block Variable Annuity business.

	As of March 31, 2012
($ in millions)	Equity Market
	-25%	-15%	-5%	+5%	+15%	+25%
Regulatory Reserve	$-3,500	$-1,950	$-600	$550	$1,600	$2,550
Hedge Gain/(Loss), Immediate Impact	3,150	1,850	500	-650	-1,700	-2,500
Net Impact	-350	-100	-100	-100	-100	50

Note:	These sensitivities are an immediate shock and are as of a point in time. Regulatory Impact is based on regulatory reserves including CARVM, AG43 and additional cash flow testing reserves related to CBVA. Hedge Gain / (Loss) above includes both the Variable Annuity Guarantee Hedge Program and the Capital Hedge Overlay Program. As the closed book of business evolves, actual net impacts are realized, or if changes are made to the target of the hedge program, the sensitivities may vary over time. Additionally, actual results will differ from the above due to issues such as basis risk, variance in market volatility versus what is assumed, combined effects of interest rates and equities, rebalancing of hedges in the future, or the effects of time and other variations from the assumptions in the above table.

For the three months ended March 31, 2012, our guarantee and overlay hedges resulted in a loss of $1,803 million, which was offset by a reduction in AG43 reserves in excess of reserves for cash surrender value of $1,785 million. The reserve in this calculation reflects non-affiliated reinsurance for the variable annuity policies, but not the affiliated reinsurance transaction associated with the GMIB and GMWBL riders. In addition to hedge results and change in reserve, statutory income would reflect fee, investment income and other income offset by benefit payments, operating expenses and other costs.

With respect to change in interest rates, regulatory reserves generally increase with decreasing rates and decrease with increasing rates, which is significantly offset by the change in value of the VA Guarantee Hedge interest rate swaps.

As GAAP accounting differs from the methods used to determine regulatory and rating agency capital measures, our hedge programs may result in immediate impacts that may be lower or higher than the regulatory impacts illustrated above.

Hedging instruments.

•

Guarantee Hedge. In order to mitigate equity risk associated with non-reinsured GMDBs and non-reinsured guaranteed living benefits, we enter into futures positions and total return swaps on various public market equity indices chosen to closely replicate contract owner variable fund returns. We also mitigate most of the foreign currency risk arising from its international fund exposure using forward contracts. We use market consistent valuation techniques to establish our derivative positions and to rebalance the derivative positions in response to market fluctuations. We also administer a hedging program that mitigates not only equity risk, but also the interest rate risk associated with our GMWB, GMWBL and GMAB riders. This component of the hedge primarily involves entering into interest rate swaps. In the second quarter of 2012, we entered into equity variance swaps and equity options to cover the volatility risks associated with the GMWB and GMAB riders.

•

Capital Hedge Overlay. The Variable Annuity Capital Hedge Overlay Program is an overlay to the Variable Annuity Guarantee Hedge Program that mitigates the impact of potential declines in equity markets and their impact on statutory capital. The program’s hedge strategy primarily involves using equity futures contracts.

The following table represents notional and fair value for hedging instruments:

(in millions)	Notional Amount			Fair Value
	As of March 31, 2012	As of December 31, 2011	As of December 31, 2010	As of March 31, 2012	As of December 31, 2011	As of December 31, 2010
Guarantee Hedge Program:
Equity Futures (3)	8,222.3	8,526.8	5,529.8	$(24.2)	$17.0	$12.6
Total Return Swaps	797.8	773.6	186.2	3.7	(16.9)	(6.3)
Currency Forwards (1)	1,013.1	1,032.3	659.7	(12.0)	2.4	(4.8)
Interest Rate Swaps (1), (2)	21,611.0	19,352.0	9,534.0	699.5	1,154.7	(81.0)
Put Options (1)	63.7	63.7	44.1	0.0	0.0	0.0

Total	31,707.9	29,748.4	15,953.8	667.0	1,157.2	(79.5)

	Notional Amount			Fair Value
Capital Hedge Overlay Program:	As of March 31, 2012	As of December 31, 2011	As of December 31, 2010	As of March 31, 2012	As of December 31, 2011	As of December 31, 2010
Equity Futures (3)	2,713.8	2,541.6	—	$(10.1)	$9.8	$0.0

(1)	Offsetting contracts have not been netted, therefore total notional of all outstanding contracts is shown.
(2)	Total notional shown is a combination of pay-fix and pay-float contracts.
(3)	Fair Value equals last day’s cash settlement.

Reinsurance. For contracts issued prior to January 1, 2000, most contracts with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk produced by such guaranteed death benefits. For contracts issued on or after January 1, 2000, the Company instituted a variable annuity guarantee hedging program in lieu of reinsurance. We utilized indemnity reinsurance agreements prior to January 1, 2000 to reduce our exposure to large losses from GMDBs in our Closed Block Variable Annuity segment. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge our primary liability as direct insurer of the risks. We evaluate the financial strength of potential reinsurers and continually monitor the financial strength and credit ratings of our reinsurers.

Variable Annuity Risks and Risk Management

The amounts ultimately due to policyholders under guaranteed minimum death benefits and guaranteed minimum living benefits, and the reserves required to support these liabilities, are driven by a variety of factors, including equity market performance, interest rate conditions, policyholder behavior, including exercise of various contract options, and policyholder mortality. We actively monitor each of these factors and implement a variety of risk management and financial management techniques to optimize the value of the block. Such techniques include hedging, use of offshore affiliate reinsurance, external reinsurance, and experience studies. See the Consolidated Financial Statements for more information on the reinsurance arrangements.

Market Risk Related to Equity Market Price and Interest Rates. Our variable annuity products are significantly influenced by the United States and other global equity markets. Increases or decreases in equity markets impact certain assets and liabilities related to our variable annuity products and our earnings derived from those products. A decrease in the equity markets may cause a decrease in the account values, thereby increasing the possibility that we may be required to pay amounts to contract owners due to guaranteed death and living benefits. An increase in the value of the equity markets may increase account values for these contracts, thereby decreasing our risk associated with guaranteed death and living benefits.

We are also subject to interest rate risk in our Closed Block Variable Annuity segment, as a sustained decline in interest rates may subject us to higher cost of guaranteed benefits and increased hedging costs. An increase in interest rates could result in decreased fee income associated with a decline in the value of variable annuity account balances invested in fixed income funds.

In addition, in scenarios of equity market declines, sustained periods of low interest rates, rapidly rising interest rates or credit spread widening, the amount of additional statutory reserves that an insurance subsidiary is required to hold for variable annuity guarantees may increase. This increase in reserves would decrease the statutory surplus available for use in calculating its RBC ratios. In addition, collateral posting requirements could also pressure liquidity.

Periods of significant and sustained downturns in equity markets, increased equity volatility or reduced interest rates could result in an increase in the valuation of the future policy benefit or account balance liabilities associated with such products, resulting in a reduction to net income (loss). Although a certain portion of our guaranteed benefits are reinsured or covered under our variable annuity guarantee hedging program, for those guarantees not covered by these programs, we are exposed to the risk of increased costs and/or liabilities for benefits guaranteed in excess of account values during periods of adverse economic market conditions. Our risk management program is constantly re-evaluated to respond to changing market conditions and achieve the optimal balance and trade-offs among several important factors, including regulatory capital, risk based capital, economic capital, earnings and other factors. A certain portion of these strategies could focus our emphasis on the protection of regulatory capital, risk based capital, liquidity, earnings and other factors and less on the earnings impact of guarantees, resulting in materially lower or more volatile GAAP earnings in periods of changing equity market levels. While we believe that our risk management program is effective in balancing numerous critical metrics, we are subject to the risk that our strategies and other management procedures prove ineffective or that unexpected policyholder behavior, combined with unfavorable market events, produces losses beyond the scope of the risk management strategies employed, which may have a material adverse effect on our results of operations, financial condition and cash flows. We are also subject to the risk that the cost of hedging these guaranteed minimum benefits increases as implied volatilities increase and/or interest rates decrease, resulting in adverse impact to net income (loss).

Risk Related to Hedging. Our risk management program attempts to balance a number of important factors including regulatory capital, risk based capital, underlying economics, earnings and other factors. As discussed above, to reduce the risk associated with guaranteed living benefits, non-reinsured guaranteed minimum death benefits and fees related to these benefits, we enter derivative contracts on various public market indices chosen to closely replicate contract owner variable fund returns.

The Company’s risk management program is constantly re-evaluated to respond to changing market conditions and manage trade-offs among capital preservation, earnings and underlying economics.

Hedging instruments we use to manage risks might not perform as intended or expected, which could result in higher realized losses and unanticipated cash needs to collateralize or settle such transactions. Adverse market conditions can limit the availability and increase the costs of hedging instruments, and such costs may not be recovered in the pricing of the underlying products being hedged. In addition, hedging counterparties may fail to perform their obligations resulting in unhedged exposures and losses on positions that are not collateralized.

Risk Related to Policyholder Behavior Assumptions. Our Closed Block Variable Annuity segment is subject to risks associated with the future behavior of policyholders and future claims payment patterns, using assumptions for mortality experience, lapse rates, GMIB annuitization rates, and GMWB/GMWBL withdrawal rates. We are required to make assumptions about these behaviors and patterns, which may not reflect the actual behaviors and patterns we experience in the future.

In particular, we have only minimal experience on policyholder behavior for our GMIB and GMWBL products; as a result, future experience could lead to significant changes in our assumptions. Most of our GMIB contracts were issued in 2004 to 2006 and have a ten year waiting period before annuitization is available for contract owners and incentives exist for some policies to delay beyond ten years. As a result, with respect to experience used to set annuitizations rates, we have only a statistically small sample of experience to date. We do not expect observable experience data to be statistically credible until later this decade when a large volume of GMIB benefits begin to reach their maximum benefit over a four-year period from 2019 to 2022, and customers determine whether to elect to annuitize. Similarly, most of our GMWBL contracts are still in the first three to five policy years, so our assumptions for withdrawal from contracts with GMWBL benefits may change as experience emerges over the next five to seven years. We expect customer decisions on annuitization and withdrawal will be influenced by customers’ existing financial plans and needs as well as by interest rate and market conditions over time and by the availability and features of competing products and their features. If emerging experience deviates from our assumptions, we could experience losses, significant reserve strengthening requirements and increased capital requirements.

We also make estimates of expected lapses of these products, which is the probability that a policy will not remain in force from one period to the next. Lapse rates of our annuity products may be significantly impacted by the value of guaranteed minimum benefits relative to the value of the underlying separate accounts (account value or account balance). In general, policies with guarantees that are “in the money” (i.e., where the notional benefit amount is in excess of the account value) are assumed to be less likely to lapse. Conversely, “out of the money” guarantees are assumed to be more likely to lapse as the policyholder has less incentive to retain the policy. Lapse rates could also be adversely affected generally by developments that affect customer perception of us.

We make estimates of expected election rates of living benefits for these products and of the rate of election of certain optional benefits that may be exercised. The profitability of our deferred annuity products depends upon actual contract owner decisions to elect or delay the utilization of such benefits. The development of a secondary market for third-party investor strategies in the annuities business could also adversely affect the profitability of existing business by reducing lapse rates of in-the-money contracts in excess of current expectations or by causing living benefits to be elected at points in time that are more unfavorable than our current expectations. Actual lapse rates that are lower than our lapse rate assumptions could have an adverse effect on profitability in the later years of a block of business because the anticipated claims experience may be higher than expected in these later years. If actual lapse rates are significantly different from that assumed in our current reserving assumptions, our reserves for future policy benefits may prove to be inadequate.

Our variable annuity lapse rate experience has varied significantly over the period from 2006 to the present, reflecting among other factors, both pre- and post-financial crisis experience. During the early years of this period, our variable annuity policyholder lapse rate experience was higher than our current best estimate of policyholder lapse behavior would have indicated; in the later part of this period, after mid-2009, it was lower. Management’s current best estimate of variable annuity policyholder lapse behavior incorporates a blend of our actual experience over that entire period, as we believe that over the duration of the Closed Block Variable Annuity policies we will experience the full range of policyholder behavior and market conditions. If our future experience over time, however, were to approximate our lapse experience from either earlier in the period or later in the period, we would likely need to either reduce reserves (if actual experience were to approximate experience earlier in the period) or increase reserves (if actual experience were to approximate experience later in the period), by an amount that could be material. Any such increase to reserves could require us to make material additional capital contributions to one or more of our insurance company subsidiaries or otherwise be material and adverse to the results of operations or financial condition of the Company.

We review policyholder experience annually, or more frequently if necessary. As customer experience continues to materialize, we may adjust our assumptions. The potential magnitude of any required changes may be material. For example, in late 2011, we refined our policyholder behavior assumptions to more closely align with recent experience resulting in a strengthening of GAAP reserves by $741 million in the fourth quarter of 2011. It is possible that future assumption changes could produce reserve changes of this magnitude or even greater.

Other Risks. Despite the closure of new product sales, some new policy amounts continue to be deposited as additional premium to existing contracts. Benefit designs do limit the attractiveness of additional premium, but in some cases these additional premiums may increase the guarantee available to the policyholder. The volume of additional premiums has diminished since we ceased new product sales in 2010.

Closed Block Institutional Spread Products

Prior to 2009, we operated a spread lending businesses, which we call Closed Block Institutional Spread Products, with the goal of growing earnings; however, after the financial crisis of 2008, investor appetite for uncollateralized liabilities not rated “AAA” collapsed and collateralized funding was constrained. In response to these conditions, Closed Block Institutional Spread Products issued $6.3 billion of new liabilities at widened funding spreads in 2009. In addition, our Institutional Spread Products segment wrote a super senior credit default swap contract on which approximately $1 billion of notional amount remains outstanding. We shifted the focus of the business strategy from growing assets and earnings to running off the business. We ceased new asset purchases and our existing Closed Block Institutional Spread Products portfolio is being sold or transferred to portfolios of other business units when conditions are favorable. Total assets have declined from a peak of $15.6 billion at the end of 2007 to approximately $5.6 billion as of December 31, 2011. We continue to reduce the block by searching for and finding opportunities to sell assets at prices that reflect the intrinsic value of the assets. Closed Block Institutional Spread Products remains an overhang on returns as it requires high capital relative to its earnings and elevated levels of liquidity in our investment portfolios. As these assets run off, capital invested in the business will be released and our portfolios will be properly adjusted.

Closed Block Other

The third financial reporting segment making up our Closed Block business is Closed Block Other, which includes continuing obligations and assets connected with the group reinsurance and individual reinsurance businesses we sold between 2004 and 2009. Effective January 2009, we sold our group reinsurance business, ING Reinsurance U.S., to RGA. The transaction was accounted for as a reinsurance transaction. To effect this sale, we entered into coinsurance agreements with various subsidiaries of RGA. Refer to Note 9, Reinsurance, to our Consolidated Financial Statements for more information on these reinsurance arrangements. Between 2004 and 2009, we entered into several reinsurance transactions with Scottish Re and Hannover Re pursuant to which we ceded all liabilities related to our individual life reinsurance block. The reinsurance arrangements with respect to both the group and life individual reinsurance businesses are described more fully in “Insurance Solutions—Reinsurance” above.

Employees

As of March 31, 2012, we had approximately 8,400 employees, with most working in one of our 13 major sites in eleven states. On June 14, 2012, we announced that we entered into an agreement with Cognizant Technology Solutions U.S. Corporation (“Cognizant”) under which Cognizant will provide business processing and operations services related to our retirement, life insurance and annuities businesses. Under the term of the seven-year agreement, Cognizant has made offers of employment to more than 1,000 employees of the Company in Minot, North Dakota and Des Moines, Iowa. Employees who accept offers from Cognizant will have comparable responsibilities to their current roles. Employees who do not accept offers from Cognizant will be treated as having voluntarily resigned. Cognizant will purchase our existing facility in Minot, North Dakota, and will sub-lease offices in our current facility in Des Moines, Iowa.

Based on an independent actuarial estimate using the ING Americas Retirement Plan (“Retirement Plan”) assets and obligations as of December 31, 2011, the Company expects to recognize a remeasurement loss resulting from the revaluation of the Plan’s assets and obligations, partially offset by a curtailment gain. The net loss before income taxes is expected to be approximately $65.0 to $90.0 million and will be recognized on the date the employees transfer to Cognizant, which is expected to occur on August 16, 2012. This estimate is based on current market conditions, as well as on the actuarial assumptions expected to be in effect on the remeasurement date, and may change as market conditions change.

Properties

As of March 31, 2012, we owned or leased 89 locations totaling approximately 2.8 million square feet, of which approximately 1.0 million square feet was owned properties and approximately 1.8 million square feet was leased properties throughout the United States.

Litigation and Regulatory Matters

Refer to Note 10, Commitments and Contingencies, to our Condensed Consolidated Financial Statements for additional information regarding our assessment of contingencies related to litigation and regulatory matters.

ING U.S., Inc.

Report of Independent Auditors

The Board of Directors

ING U.S., Inc.

We have audited the accompanying consolidated balance sheets of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ING U.S., Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in response to new accounting standards, the Company changed its methods of accounting for variable interest entities effective January 1, 2010 and for the recognition and presentation of other-than-temporary impairments effective April 1, 2009.

Ernst & Young LLP

Atlanta, Georgia

June 22, 2012

ING U.S., Inc.

Consolidated Balance Sheets

(In millions, except share data)

	As of December 31,
	2011	2010
Assets
Investments:
Fixed maturities, available-for-sale, at fair value (amortized cost of $61,800.5 at 2011 and $59,450.0 at 2010)	$67,405.6	$62,446.8
Fixed maturities, at fair value using the fair value option	3,010.3	2,685.3
Equity securities, available-for-sale, at fair value (cost of $320.6 at 2011 and $450.0 at 2010)	353.8	525.6
Short-term investments	3,572.7	2,809.2
Mortgage loans on real estate, net of valuation allowance of $4.4 at 2011 and $7.0 at 2010	8,691.1	8,181.7
Loan – Dutch State obligation	1,792.7	2,314.2
Policy loans	2,263.9	2,391.8
Limited partnerships/corporations	599.6	757.2
Derivatives	2,660.9	783.9
Other investments	215.1	200.3
Securities pledged (amortized cost of $2,068.7 at 2011 and $3,635.6 at 2010)	2,253.5	3,790.1

Total investments	92,819.2	86,886.1
Cash and cash equivalents	638.0	615.3
Short-term investments under securities loan agreements, including collateral delivered	1,075.9	1,216.5
Accrued investment income	881.7	845.8
Reinsurance recoverable	7,723.4	7,758.4
Deferred policy acquisition costs, Value of business acquired	4,352.3	5,038.3
Sales inducements to contract holders	307.3	266.3
Current income taxes	26.0	—
Goodwill and other intangible assets	382.5	436.5
Other assets	1,476.3	1,498.1
Assets related to consolidated investment entities:
Limited partnerships/corporations, at fair value	2,860.3	2,255.3
Cash and cash equivalents	137.0	194.7
Corporate loans, at fair value using the fair value option	2,162.9	1,765.6
Other assets	15.5	11.5
Assets held in separate accounts	88,714.5	95,588.1

Total assets	$203,572.8	$204,376.5

ING U.S., Inc.

Consolidated Balance Sheets (Continued)

(In millions, except share data)

	As of December 31,
	2011	2010
Liabilities and Shareholder’s Equity
Future policy benefits	$26,312.6	$24,567.1
Contract owner account balances	62,045.8	59,075.7
Payables under securities loan agreements, including collateral held	1,781.8	1,165.7
Short-term debt	1,054.6	5,464.6
Long-term debt	1,343.1	2,784.0
Funds held under reinsurance agreements	1,307.6	1,260.5
Derivatives	1,955.8	1,885.3
Pension and other post-employment provisions	797.7	849.9
Current income taxes	—	37.0
Deferred income taxes	513.0	26.0
Other liabilities	1,563.6	1,793.8
Liabilities related to consolidated investment entities:
Collateralized loan obligations notes, at fair value using the fair value option	2,057.1	1,627.6
Other liabilities	199.5	183.4
Liabilities related to separate accounts	88,714.5	95,588.1

Total liabilities	189,646.7	196,308.7

Shareholder’s equity:
Common stock (200,000 shares authorized, 100,207 issued and outstanding; $0.01 par value per share)	—	—
Additional paid-in capital	22,867.5	18,827.3
Accumulated other comprehensive income	2,595.0	973.3
Retained earnings (deficit):
Appropriated-consolidated investment entities	126.5	177.2
Unappropriated	(13,235.1)	(13,147.0)

Total ING U.S., Inc. shareholder’s equity	12,353.9	6,830.8
Non-controlling interest	1,572.2	1,237.0

Total shareholder’s equity	13,926.1	8,067.8

Total liabilities and shareholder’s equity	$203,572.8	$204,376.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Statements of Operations

(In millions)

	Year Ended December 31,
	2011	2010	2009
Revenues:
Net investment income	$4,968.8	$4,987.0	$5,568.6
Fee income	3,743.2	3,662.4	3,478.2
Premiums	1,770.0	1,707.5	1,985.5
Net realized gains (losses):
Total other-than-temporary impairment losses	(550.6)	(1,383.4)	(2,027.0)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)	47.9	492.6	408.4

Net other-than-temporary impairments recognized in earnings	(502.7)	(890.8)	(1,618.6)
Other net realized capital gains (losses)	(1,028.7)	(787.2)	(560.1)

Total net realized capital gains (losses)	(1,531.4)	(1,678.0)	(2,178.7)
Other revenue	456.5	584.4	988.1
Income (loss) related to consolidated investment entities:
Net investment income (loss)	528.4	316.0	(284.1)
Changes in fair value related to collateralized loan obligations	(48.8)	(121.8)	—

Total revenues	9,886.7	9,457.5	9,557.6

Benefits and expenses:
Policyholder benefits	3,454.4	2,650.0	3,074.6
Interest credited to contract owner account balances	2,455.5	2,560.6	2,748.7
Operating expenses	3,030.8	3,033.5	3,352.2
Net amortization of deferred policy acquisition costs and value of business acquired	387.0	746.6	1,052.3
Interest expense	139.3	332.5	385.5
Operating expenses related to consolidated investment entities:
Interest expense	68.4	49.8	—
Other expense	73.5	46.7	52.9

Total benefits and expenses	9,608.9	9,419.7	10,666.2

Income (loss) before income taxes	277.8	37.8	(1,108.6)
Income tax expense (benefit)	175.0	171.0	(298.0)

Net income (loss)	102.8	(133.2)	(810.6)
Less: Net income (loss) attributable to non-controlling interest	190.9	(10.3)	(207.4)

Net loss available to
ING U.S., Inc.’s common shareholder	$(88.1)	$(122.9)	$(603.2)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Statements of Comprehensive Income

(In millions)

	Year Ended December 31,
	2011	2010	2009
Net income (loss)	$102.8	$(133.2)	$(810.6)
Other comprehensive income, before tax:
Change in unrealized gains on securities	1,655.4	3,377.3	5,452.9
Change in other-than-temporary impairment losses	165.4	(44.7)	(346.8)
Pension and other post-employment benefit liability	78.9	(3.9)	39.1

Other comprehensive income, before tax	1,899.7	3,328.7	5,145.2
Income tax expense related to items of other comprehensive income	(278.0)	(1,012.5)	(2,085.2)

Other comprehensive income, after tax	1,621.7	2,316.2	3,060.0

Comprehensive income	1,724.5	2,183.0	2,249.4
Less: Comprehensive income (loss) attributable to the non-controlling interest	190.9	(10.3)	(207.4)

Comprehensive income attributable to ING U.S., Inc.’s common shareholder	$1,533.6	$2,193.3	$2,456.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Statements of Changes in Shareholder’s Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)			Total ING U.S., Inc. Shareholder’s Equity	Non-controlling Interest	Total Shareholder’s Equity
				Retained Earnings
				Appropriated	Unappropriated
Balance at January 1, 2009	$—	$13,691.4	$(3,890.0)	$—	$(13,318.8)	$(3,517.4)	$1,580.6	$(1,936.8)
Cumulative effect of change in accounting principle, net of deferred policy acquisition costs and tax	—	—	(512.9)	—	897.9	385.0	—	385.0
Comprehensive income (loss):
Net income (loss)	—	—	—	—	(603.2)	(603.2)	(207.4)	(810.6)
Other comprehensive income, after tax	—	—	3,060.0	—	—	3,060.0	—	3,060.0

Total comprehensive income						2,456.8	(207.4)	2,249.4
Contribution of capital	—	1,617.0	—	—	—	1,617.0	—	1,617.0
Employee share-based payments	—	25.6	—	—	—	25.6	—	25.6
Contribution from non-controlling interest, net	—	—	—	—	—	—	103.4	103.4
Deconsolidation of consolidated investment entities	—	—	—	—	—	—	(282.4)	(282.4)

Balance at December 31, 2009	—	15,334.0	(1,342.9)	—	(13,024.1)	967.0	1,194.2	2,161.2
Cumulative effect of change in accounting principle	—	—	—	297.2	—	297.2	—	297.2
Comprehensive income (loss):
Net income (loss)	—	—	—	—	(122.9)	(122.9)	(10.3)	(133.2)
Other comprehensive income, after tax	—	—	2,316.2	—	—	2,316.2	—	2,316.2

Total comprehensive income (loss)						2,193.3	(10.3)	2,183.0
Reclassification of non-controlling interest	—	—	—	(120.0)	—	(120.0)	120.0	—
Contribution of capital	—	3,482.8	—	—	—	3,482.8	—	3,482.8
Employee share-based payments	—	10.5	—	—	—	10.5	—	10.5
Distribution to non-controlling interest, net	—	—	—	—	—	—	(66.9)	(66.9)

Balance at December 31, 2010	—	18,827.3	973.3	177.2	(13,147.0)	6,830.8	1,237.0	8,067.8
Comprehensive income (loss):
Net income (loss)	—	—	—	—	(88.1)	(88.1)	190.9	102.8
Other comprehensive income, after tax	—	—	1,621.7	—	—	1,621.7	—	1,621.7

Total comprehensive income (loss)						1,533.6	190.9	1,724.5
Reclassification of non-controlling interest	—	—	—	(50.7)	—	(50.7)	50.7	—
Contribution of capital	—	3,979.7	—	—	—	3,979.7	—	3,979.7
Employee share-based payments	—	60.5	—	—	—	60.5	—	60.5
Contribution from non-controlling interest, net	—	—	—	—	—	—	93.6	93.6

Balance at December 31, 2011	$—	$22,867.5	$2,595.0	$126.5	$(13,235.1)	$12,353.9	$1,572.2	$13,926.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Consolidated Statements of Cash Flows

(In millions)

	Year Ended December 31,
	2011	2010	2009
Cash Flows from Operating Activities:
Net income (loss)	$102.8	$(133.2)	$(810.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Capitalization of deferred policy acquisition costs, value of business acquired, and sales inducements	(692.2)	(713.9)	(916.6)
Net amortization of deferred policy acquisition costs, value of business acquired, and sales inducements	401.0	848.7	1,315.9
Net accretion/amortization of discount/premium	133.4	144.6	(9.5)
Future policy benefits, claims reserves, and interest credited	2,946.0	644.6	1,962.6
Provision for deferred income taxes	236.6	600.1	(357.7)
Net realized capital losses	1,531.4	1,678.0	2,178.7
Depreciation and amortization	96.0	98.7	104.0
Loss on conversion of debt to equity	—	108.3	—
(Gains) losses on consolidated investment entities	(315.3)	(80.4)	337.0
Losses on limited partnerships/corporations	42.6	31.6	79.0
Loss on divestment of businesses	—	16.7	29.5
Change in:
Accrued investment income	(35.9)	(71.4)	39.9
Reinsurance recoverable	35.0	(171.9)	144.7
Other receivable and assets accruals	12.1	7.8	(818.6)
Other payables and accruals	(293.2)	(548.0)	1,423.7
Funds held under reinsurance agreements	47.1	143.9	104.4
Decrease (increase) in cash held by consolidated investment entities	57.7	(123.8)	34.3
Other, net	51.9	69.3	26.1

Net cash provided by operating activities	4,357.0	2,549.7	4,866.8

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities	17,312.4	20,554.6	23,328.5
Equity securities, available-for-sale	206.9	459.6	311.2
Mortgage loans on real estate	1,542.5	1,677.7	1,430.9
Loan – Dutch State obligation	505.6	519.9	454.5
Limited partnerships/corporations	121.3	173.9	194.7
Acquisition of:
Fixed maturities	(18,598.9)	(24,788.4)	(18,382.7)
Equity securities, available-for-sale	(52.7)	(149.0)	(101.2)
Mortgage loans on real estate	(2,057.9)	(627.2)	(234.5)
Limited partnerships/corporations	(156.4)	(182.0)	(84.9)

ING U.S., Inc.

Consolidated Statements of Cash Flows (Continued)

(In millions)

	Year Ended December 31,
	2011	2010	2009
Short-term investments, net	(763.2)	2,525.8	(3,493.4)
Policy loans, net	127.9	47.7	133.9
Derivatives, net	(1,216.7)	(1,713.7)	(4,422.7)
Other investments	(8.4)	(33.7)	62.6
Sales from consolidated investment entities	2,422.8	1,063.2	266.5
Purchase of consolidated investment entities	(3,044.6)	(1,095.5)	(229.4)
Collateral received (delivered)	756.7	(16.1)	627.2
Divestment sale of businesses, net of cash disposed of $57.5 in 2010 and $115.0 in 2009	—	17.5	465.9
Purchases of fixed assets, net	(32.9)	(34.7)	(43.3)
Other	(16.1)	(55.8)	(2.9)

Net cash (used in) provided by investment activities	(2,951.7)	(1,656.2)	280.9

Cash Flows from Financing Activities:
Deposits received for investment contracts	16,571.1	11,731.3	13,397.1
Maturities and withdrawals from investment contracts	(16,746.6)	(13,207.8)	(21,215.9)
Proceeds from issuance of long-term debt	606.5	265.1	1,544.1
Repayment of long-term debt	(573.8)	(1,538.2)	(1,745.6)
Short-term debt, net	(1,905.0)	707.7	299.6
Borrowings of consolidated investment entities	138.9	168.3	178.5
Repayments of debt of consolidated investment entities	(121.4)	(40.0)	(189.9)
Contributions from (distributions to) partners in consolidated investment entities	647.7	(8.5)	21.2
Contribution of capital	—	374.5	1,617.0

Net cash used in financing activities	(1,382.6)	(1,547.6)	(6,093.9)

Net increase (decrease) in cash and cash equivalents	22.7	(654.1)	(946.2)
Cash and cash equivalents, beginning of year	615.3	1,269.4	2,215.6

Cash and cash equivalents, end of year	$638.0	$615.3	$1,269.4

Supplemental cash flow information:
Income taxes paid, net	$17.6	$42.3	$70.6
Interest paid	191.4	585.0	695.0

Non-cash investment and financing activities:
Debt extinguishment	$3,979.7	$3,000.0	$—
Capital contribution	3,979.7	3,108.3	—
Non-cash transfer Alt-A	—	—	3,713.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

1.	Business, Basis of Presentation and Significant Accounting Policies

Business

ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.) is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. (“ING Insurance”), which is a wholly owned subsidiary of ING Groep N.V. (“ING Group” or “ING”), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol “ING”.

ING U.S., Inc. and its subsidiaries (collectively “the Company”) is a financial services organization in the United States that offers a broad range of retirement services, life insurance, annuities, mutual funds, group insurance and supplemental health products, guaranteed investment contracts, funding agreements, and investment management services.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Consolidated Financial Statements include the accounts of ING U.S., Inc. and its subsidiaries, as well as partnerships in which the Company has control and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. See the “Consolidation” section below and the Consolidated Investment Entities note to these Consolidated Financial Statements.

Intercompany transactions and balances have been eliminated.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as significant in that they involve a higher degree of judgment, are subject to a significant degree of variability, and contain accounting estimates:

Reserves for future policy benefits, valuation and amortization of deferred acquisition costs (“DAC”) and value of business acquired (“VOBA”), valuation of investments and derivatives, impairments of investments, consolidation of VIEs and voting interest entities (“VOEs”), income taxes, contingencies, and employee benefit plans.

Consolidation

The Company consolidates entities in which it, directly or indirectly, is determined to have a controlling financial interest.

VIEs: The Company consolidates VIEs for which it is the primary beneficiary. An entity is a VIE if it has equity investors who lack the characteristics of a controlling financial interest or it does not have sufficient equity at risk to finance its expected activities without additional subordinated financial support from other

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

parties. The primary beneficiary (i) has the power to direct the activities of the entity that most significantly impact the entity’s economic performance, and (ii) has the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity.

VOEs: For entities determined not to be VIEs, the Company consolidates entities in which it has an equity investment of greater than 50% and has control over significant operating, financial and investing decisions of the entity. Additionally, the Company consolidates entities in which the Company is a substantive, controlling general partner, and the limited partners have no substantive rights to impact ongoing governance and operating activities of the partnership.

The Company provides investment management services to, and has transactions with, various collateralized loan obligations (“CLO” or “CLO entities”), private equity funds, real estate funds, fund-of-hedge funds, single strategy hedge funds, insurance entities, securitizations, and other investment entities in the normal course of business. In certain instances, the Company serves as the investment manager, making day-to-day investment decisions concerning the assets of these entities. These entities are considered to be either VIEs or VOEs, and the Company evaluates its involvement with each entity to determine whether consolidation is required. The Company consolidates entities that are considered to be VIEs, and for which the Company is considered to be the primary beneficiary.

For certain investment funds after January 1, 2010, and all entities prior to January 1, 2010, the determination is based on previous consolidation guidelines, which require an analysis to determine whether (a) an entity in which the Company holds a variable interest is a VIE, and (b) the Company’s involvement, through holding interests directly or indirectly in the entity or contractually through other variable interests (e.g., management fees), would be expected to absorb a majority of the entity’s expected losses or receive a majority of residual returns in the entity, or both.

The determination of whether an entity in which the Company holds a variable interest is a VIE requires judgments, which include determining whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the success of the entity, determining whether two or more parties’ equity interests should be aggregated, and determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE. Consolidation conclusions are reviewed quarterly to identify whether any reconsideration events have occurred, which would require detailed reassessment of the VIE status.

The Company has elected to apply the fair value option (“FVO”) for financial assets and financial liabilities held by consolidated CLO entities and continues to measure these assets (primarily senior bank and corporate loans) and liabilities (debt obligations issued by CLO entities) at fair value in subsequent periods. The Company has elected the FVO to more closely align its accounting with the economics of its transactions. This election allows the Company to more effectively align changes in the fair value of CLO assets with a commensurate change in the fair value of CLO liabilities.

See the “Adoption of New Pronouncements” section below and the Consolidated Investment Entities note to these Consolidated Financial Statements for more information on the Company’s consolidated variable interests.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, including the Company’s own credit risk. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

•

Level 1 – Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 – Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in non-active markets;

•	Inputs other than quoted market prices that are observable; and

•	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•

Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. See the Fair Value Measurements note to these Consolidated Financial Statements for additional information regarding the fair value of specific financial assets and liabilities.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Investments

The accounting policies for the Company’s principal investments are as follows:

Fixed Maturities and Equity Securities: The Company’s fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the FVO. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) (“AOCI”), and presented net of related changes in DAC, VOBA, and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations (“CMOs”), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out (“FIFO”) basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and asset-backed securities (“ABS”). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities (“MBS”) and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management’s knowledge of the current market. For credit-sensitive MBS and ABS, and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash, and fixed maturities.

Mortgage Loans on Real Estate: The Company’s mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan’s effective

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

interest rate, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company’s investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company’s review includes submitted appraisals, operating statements, rent revenues, and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company’s policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

As of December 31, 2011 and 2010, mortgage loans are held-for-investment. The Company diversifies its mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate.

The Company records an allowance for probable incurred, but not specifically identified losses.

Loan – Dutch State Obligation: The reported value of The State of the Netherlands (the “Dutch State”) loan obligation is based on the outstanding loan balance, plus any unamortized premium.

Policy Loans: The reported value of policy loans is equal to the carrying value of the loans. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy’s anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests that are not consolidated. This asset group consists primarily of private equities, hedge funds, and VIEs. The Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months, where the contractual right exists to receive such financial information on a timely basis. The Company’s equity in earnings from limited partnership interests accounted for under the equity method is recorded in Net investment income.

Other Investments: Other investments are comprised primarily of Federal Home Loan Bank (“FHLB”) stock and property obtained from foreclosed mortgage loans, as well as other miscellaneous investments. The Company is a member of the FHLB system and is required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

security, and periodically evaluated for impairment based on ultimate recovery of par value. Cash dividends are reported as Net investment income. The carrying value of the stock was $172.9 and $158.4 as of December 31, 2011 and 2010, respectively.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For portions of the program, the lending agent retains 5% of the collateral deposited by the borrower and transfers the remaining 95% to the Company. For other portions of the program, the lending agent retains the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

As of December 31, 2011 and 2010, the fair value of loaned securities was $1.0 billion and $1.1 billion, respectively, and is included in Securities pledged on the Consolidated Balance Sheets. Cash collateral received by the Company is included in Cash and cash equivalents or Invested assets to the extent it is reinvested. Collateral retained by the lending agent and invested in liquid assets on behalf of the Company is recorded in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2011 and 2010, liabilities to return collateral of $1.0 billion and $1.2 billion, respectively are included in Short-term debt and Payables under securities loan agreement, including collateral held on the Consolidated Balance Sheets.

Corporate Loans: Corporate loans held by consolidated CLO entities are reported in Corporate loans, at fair value using the FVO, on the Consolidated Balance Sheets. Changes in the fair value of the loans are recorded in Changes in fair value related to collateralized loan obligations in the Consolidated Statements of Operations. The fair values for corporate loans are determined using independent commercial pricing services. In the event that the third-party pricing source is unable to price an investment (which occurs in less than 2% of the loans), other relevant factors are considered including:

i.	Information relating to the market for the asset, including price quotations for and trading in the asset or in similar investments and the market environment and investor attitudes towards the asset and interests in similar investments;

ii.	The characteristics of and fundamental analytical data relating to the investment, including the cost, current interest rate, period until next interest rate reset, maturity and base lending rate, the terms and conditions of the corporate loan and any related agreements, and the position of the corporate loan in the borrower’s debt structure;

iii.	The nature, adequacy, and value of the corporate loan’s collateral, including the CLO’s rights, remedies, and interests with respect to the collateral;

iv.	The creditworthiness of the borrower, based on an evaluation of its financial condition, financial statements, and information about the business, cash flows, capital structure, and future prospects;

v.	The reputation and financial condition of the agent and any intermediate participants in the corporate loan; and

vi.	General economic and market conditions affecting the fair value of the corporate loan.

Other-than-temporary Impairments

The Company periodically evaluates its available-for-sale general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

less than amortized cost, the issuer’s financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments, and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

Prior to April 1, 2009, the Company recognized in earnings an other-than-temporary impairment (“OTTI”) for a fixed maturity in an unrealized loss position, unless it could assert that it had both the intent and ability to hold the fixed maturity for a period of time sufficient to allow for a recovery of estimated fair value to the security’s amortized cost. The entire difference between the fixed maturity’s amortized cost basis and its estimated fair value was recognized in earnings if the security was determined to have an OTTI.

There was no change in guidance for equity securities which, when an OTTI has occurred, continue to be impaired for the entire difference between the equity security’s cost and its estimated fair value.

Effective April 1, 2009, the Company prospectively adopted guidance on the recognition and presentation of an OTTI losses (see the “Adoption of New Pronouncements” section below). When assessing the Company’s intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost (“intent impairment”), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an OTTI. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected (“credit impairment”) and the amount related to other factors (“noncredit impairment”). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

•

The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows expected to be received. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

•

When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company’s best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments;

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

the quality and amount of any credit enhancements; the security’s position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

•

Additional considerations are made when assessing the unique features that apply to certain structured securities such as RMBS, CMBS, and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; current and forecasted loss severity; and the payment priority within the tranche structure of the security.

•

When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities, and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company’s best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security’s position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates, and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity through Net realized capital gains (losses) in the Consolidated Statements of Operations, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company’s use of derivatives is limited mainly to economic hedging to reduce the Company’s exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk, and market risk. It is the Company’s policy not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, futures, forwards, caps, floors, and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the exposure to changes in the estimated fair value of a recognized asset or

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

liability (“fair value hedge”); or (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedge”). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument’s effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

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Fair Value Hedge Relationship: For derivative instruments that are designated and qualify as a fair value hedge (e.g., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

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Cash Flow Hedge Relationship: For derivative instruments that are designated and qualify as a cash flow hedge (e.g., hedging the exposure to the variability in expected future cash flows that is attributable to interest rate risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative’s change in value, if any, along with any of the derivative’s change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company’s earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company’s current debt and claims paying ratings were downgraded in the future, the terms in the Company’s derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company’s counterparties, there is a termination event should the Company’s long-term debt ratings drop below BBB+/Baal.

The carrying amounts for these financial instruments, which can be assets or liabilities, reflect the fair value of the assets and liabilities.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company also has investments in certain fixed maturities, and has issued certain annuity products, that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into a coinsurance with funds withheld arrangement that contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivative within the coinsurance arrangement is included in Funds held under reinsurance arrangements on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivative are recorded in Policyholder benefits in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value. Cash and cash equivalents of VIEs and VOEs are not available for general use by the Company.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. As of December 31, 2011 and 2010, total cost basis was $501.7 and $499.8, respectively. As of December 31, 2011 and 2010, total accumulated depreciation was $316.1 and $304.5, respectively. Related depreciation expense was $36.2, $34.2, and $34.3 for the years ended December 31, 2011, 2010 and 2009, respectively, and included in Operating expenses in the Consolidated Statements of Operations. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated.

The Company’s property and equipment are depreciated using the following estimated useful lives:

Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs related directly to acquisition activities. Such costs consist principally of certain commissions, underwriting, sales, and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies

Generally, the Company amortizes DAC and VOBA related to traditional contracts (term insurance, non-participating whole life insurance, and traditional group life insurance) and certain accident and health insurance over the entire premium payment period in proportion to the present value of expected gross premiums. Assumptions as to mortality, morbidity, persistency, and interest rates, which include provisions for adverse deviation, are consistent with the assumptions used to calculate future policy benefits. These assumptions are “locked-in” at issue and not revised unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent such a premium deficiency, variability in amortization after policy issuance or acquisition relates only to variability in premium volumes. If a premium deficiency, or loss recognition, is deemed to be present, charges will be applied against the DAC and VOBA balances before an additional reserve is established. DAC recoverability testing is performed for current issue year products to determine if net premiums are sufficient to cover estimated benefits and expenses.

Generally, the Company amortizes DAC and VOBA related to fixed and variable universal life contracts, variable deferred annuity contracts, and fixed deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business, and certain economic variables, such as inflation, are based on the Company’s experience and overall capital markets. At each valuation date, actual historical gross profits are reflected and estimated gross profits, and related assumptions, are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance (“unlocking”).

For variable deferred annuity contracts within Closed Block Variable Annuity, the Company amortizes DAC and VOBA in relation to the emergence of estimated gross revenue.

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these balances.

Assumptions

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Amortization of deferred sales inducements and recognition of unearned revenue (“URR”) on these products (see respective sections below) are also impacted by changes in assumptions.

Several assumptions are considered significant in the estimation of future gross profits associated with the Company’s variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company practice assumes that

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets (“reversion to the mean”). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap, and a five-year lookforward period. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations and decreased future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected gross revenues and gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse, and annuitization rates. Estimated gross revenues and gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Sales Inducements

Sales inducements represent benefits paid to contract owners for a specified period that are incremental to the amounts the Company credits on similar contracts and are higher than the contract’s expected ongoing crediting rates for periods after the inducement. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in Interest credited to contract owners’ account balances in the Consolidated Statements of Operations. Each year, or more frequently if circumstances indicate a potentially significant recoverability issue exists, the Company reviews the deferred sales inducements to determine the recoverability of these balances.

During the years ended December 31, 2011, 2010 and 2009, the Company capitalized $39.9, $55.0, and $76.3, respectively, of sales inducements. During the years ended December 31, 2011, 2010 and 2009, the Company amortized $14.0, $102.1, and $263.6, respectively, of sales inducements.

Future Policy Benefits and Contract Owner Accounts

Reserves

The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations under insurance policies, including traditional life insurance, traditional annuities, and certain accident and health insurance. Reserves also include estimates of unpaid claims as well as claims that the

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company’s reserve levels and related future operations.

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Reserves for traditional life insurance contracts (mainly term insurance, non-participating whole life insurance, and traditional group life insurance) and accident and health insurance represent the present value of future benefits to be paid to or on behalf of contract owners and related expenses, less the present value of future net premiums. Assumptions as to interest rates, mortality, expenses, and persistency are based upon the Company’s experience at the period the policy is sold, including a margin for adverse deviation. Interest rates used to calculate the present value of these reserves ranged up to 7.7%.

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Reserves for individual and group traditional fixed annuities after annuitization and individual immediate annuities with life contingent payout benefits are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company’s experience at the period the policy is sold, including a margin for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 4.5% to 6.0%.

Although assumptions are “locked-in” upon the issuance of traditional life insurance, immediate annuities with life contingent payout benefits, certain accident and health insurance, and for traditional fixed annuities after annuitization, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a margin for adverse deviation. Reserves are recorded in Future policy benefits on the Consolidated Balance Sheets.

Contract Owner Accounts

Contract owner account balances relate to investment-type contracts, such as guaranteed investment contracts and funding agreements (collectively referred to as “GICs”), universal life-type contracts, and certain fixed-indexed annuity (“FIA”) contracts.

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Reserves for GICs are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.

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Account balances for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts, are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 8.0% for the years 2011, 2010, and 2009. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

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For FIAs, the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

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Account balances for universal life policies, including variable universal life and indexed universal life products, are equal to cumulative deposits, less charges and withdrawals and account values released upon death, plus credited interest theron.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Additional Reserves

The Company calculates additional reserve liabilities for universal life products with secondary and paid-up guarantees and for certain variable annuity guaranteed benefits. The additional reserve for such products recognizes the portion of contract assessments received in early years used to compensate the Company for benefits provided in later years.

The Company calculates a benefit ratio for each block of business that meets the requirements for additional reserves and calculates an additional reserve by accumulating amounts equal to the benefit ratio multiplied by the assessments for each period, reduced by excess benefits during the period. The additional reserve is accumulated at interest rates consistent with the DAC model for the period. The calculated reserve includes a provision for universal life contracts with patterns of cost of insurance charges that produce expected gains from the insurance benefit function followed by losses from that function in later years.

The Company’s URR relates to variable universal life and universal life products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized over the expected life of that contract in proportion to the estimated gross profits in a manner consistent with DAC for these products. Additional reserves are recorded in Future policy benefits on the Consolidated Balance Sheets.

Guarantees

Reserves for universal and variable life secondary guarantees and paid-up guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the interest rate, lapse rate, and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC, and are thus subject to the same variability and risk. The Company periodically evaluates estimates used and adjusts the additional liability balances if actual experience or other evidence suggests that earlier assumptions should be revised.

Reserves for guaranteed minimum death benefits (“GMDB”) and guaranteed minimum income benefits (“GMIB”) are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as near-term and long-term equity market return, lapse rate, and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC, and thus, are subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor’s (“S&P”) 500 Index. In addition, the reserve for the GMIB guarantee incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contract owner. In general, management assumes that GMIB annuitization rates will be higher for policies with more valuable (more “in the money”) guarantees. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in reserves for GMDB and GMIB are reported in Policyholder benefits in the Consolidated Statements of Operations.

Most contracts issued on or before December 31, 1999 with enhanced death benefit guarantees were reinsured to third-party reinsurers to mitigate the risk associated with such guarantees. For contracts issued after December 31, 1999, the Company instituted a variable annuity guarantee hedging program to mitigate the risks associated with these guarantees, for which the Company did not seek hedge accounting. The variable annuity

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

guarantee hedging program is based on the Company entering into derivative positions to offset such exposures to GMDB due to adverse changes in the equity markets. A hedging program is also utilized to mitigate certain risks associated with GMIB contracts.

Guaranteed minimum accumulation benefits (“GMAB”), guaranteed minimum withdrawal benefits (“GMWB”), guaranteed minimum withdrawal benefits with life payouts (“GMWBL”), and FIAs are considered embedded derivatives, which are measured at estimated fair value separately from the host annuity contract, with changes in estimated fair value, along with attributed fees collected or payments made, reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

At inception of the GMAB, GMWB, and GMWBL contracts, the Company calculates projected attributed fees for the embedded derivative portion of the projected future guarantee equal to the present value of projected future guaranteed benefits.

The estimated fair value of the GMAB, GMWB, and GMWBL contracts is determined based on the present value of projected future guaranteed benefits, minus the present value of projected attributed fees. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk free rates. The projection of future guaranteed benefits and future attributed fees require the use of assumptions for capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.) and policyholder behavior (e.g., lapse, benefit utilization, mortality, etc.). The projection also includes adjustments for the Company’s credit risk, or risk of nonperformance, and risk margins for non-capital market, or policyholder behavior assumptions. Risk margins are established to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The estimated fair value of the FIA embedded derivatives is based on the present value of the excess of interest payments to the contract holders over the minimum guaranteed interest rate. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts which takes into account best estimate actuarial assumptions, such as, partial withdrawals, full surrenders, deaths, annuitizations, maturities, etc. These projections also include adjustments for own credit risk, or risk of nonperformance and risk margins for non-capital market, or policyholder behavior, assumptions.

Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for Managed custody guarantee (“MCG”) products. These derivatives are measured at estimated fair value with changes in estimated fair value, along with attributed fees collected, reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins are included, as well as an explicit adjustment for nonperformance risks.

Nonperformance risk for product guarantees, products with guaranteed credited rates, and FIA contain adjustments to the fair value of these contracts based on the credit default swap spreads of ING Insurance with similar term to maturity and priority of payment. The ING Insurance credit default spread is applied to the risk-free swap curve in the Company’s valuation models for these products and guarantees.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

See the Reserves for Future Policy Benefits and the Guaranteed Benefit Features notes to these Consolidated Financial Statements for more information.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company, or in other selected mutual funds not managed by the Company.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

•	Such separate accounts are legally recognized;

•	Assets supporting the contract liabilities are legally insulated from the Company’s general account liabilities;

•	Investments are directed by the contract holder; and

•	All investment performance, net of contract fees and assessments, is passed through to the contract holder.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Short-term and Long-term Debt

Short-term and long-term debt are carried at an amount equal to unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Discount or premium of debt-issuance costs are recognized as a component of Interest expense over the period the debt is expected to be outstanding, using the effective interest method of amortization.

CLO Notes

CLO notes issued by consolidated CLO entities are recorded as Collateralized loan obligations notes, at fair value using the FVO, on the Consolidated Balance Sheets. Changes in the fair value of the notes are recorded in Changes in fair value related to collateralized loan obligations in the Company’s Consolidated Statements of Operations.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS (“dollar rolls”) and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest. Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in short-term investments, with the offsetting obligation to repay the loan included as a liability on the Consolidated Balance Sheets.

The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions, the related repurchase obligation, including accrued interest, and the collateral posted by the counterparty in connection with the change in the value of pledged securities that will be released upon settlement, were as follows:

	2011	2010
Securities pledged	$—	$437.2
Repurchase obligation	—	425.8

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policy requires that, at all times during the term of the reverse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. As of December 31, 2011 and 2010, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company’s exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to traditional life and annuity policies with life contingencies are recognized as revenue when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as expense when incurred.

Amounts received as payment for investment-type and universal life-type contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration and are reported in Fee income. In

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

addition, the Company earns investment income from the investment of contract deposits in the Company’s general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, and interest credited to contract owner account balances.

Income Taxes

The Company files a consolidated federal income tax return, which includes many of its subsidiaries, in accordance with the Internal Revenue Code of 1986, as amended.

The Company’s deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets represent the tax benefit of future deductible temporary differences, operating loss carryforwards and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

•	The nature and character of the deferred tax assets and liabilities;

•	The nature and character of income by life and non-life subgroups;

•	Income in non-U.S. companies;

•	Taxable income in prior carryback years;

•	Projected future taxable income, exclusive of reversing temporary differences;

•	Projected future reversals of existing temporary differences;

•	The length of time carryforwards can be utilized;

•	Carryforwards; and

•	Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements from amounts shown on its income tax returns, and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated as regulatory and business factors change.

The Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority before any part of the benefit can be recognized in the financial statements. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the net cost of reinsurance. The expected net cost of reinsurance is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid are recorded as ceded premiums and ceded unearned premiums and are reflected as a component of Premiums in the Consolidated Statements of Operations and Other assets on the Consolidated Balance Sheets. Such amounts are amortized through premiums over the remaining contract period in proportion to the amount of protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid in excess of the related insurance liabilities ceded are recognized immediately as a loss. Any gains on such retroactive agreements are deferred and recorded in Other liabilities. The gains are amortized over the remaining life of the underlying contracts.

The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded contract owner liabilities are reported gross on the Consolidated Balance Sheets.

Amounts currently recoverable under reinsurance agreements are included in Reinsurance recoverable and amounts currently payable are included in Other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

Premiums, Fee income, and Policyholder benefits are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

potential reinsurers and continually monitors the financial condition of reinsurers. The S&P ratings for the Company’s reinsurers with the largest reinsurance recoverable balances are all A- rated or better. These reinsurers are: Lincoln National Corporation (“Lincoln”), Hannover Life Reassurance Company of America and Hannover Life Reassurance (Ireland) Limited (collectively, “Hannover Re”), and various subsidiaries of Reinsurance Group of America Incorporated (collectively, “RGA”). Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company’s Consolidated Balance Sheets. See the Reinsurance note to these Consolidated Financial Statements for more information.

Employee Benefits Plans

Certain subsidiaries of the Company sponsor and/or administer various plans that provide defined benefit pension and other postretirement benefits covering eligible employees, sales representatives, and other individuals. The plans are generally funded through payments, determined by periodic actuarial calculations, to trustee-administered funds.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service, and compensation. The liability recognized in respect of defined benefit pension plans is the present value of the projected pension benefit obligation (“PBO”) at the balance sheet date, less the fair value of plan assets, together with adjustments for unrecognized past service costs. This liability is included in Pension and other post-employment provisions on the Consolidated Balance Sheets. The projected PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans and the accumulated postretirement benefit obligation (“APBO”) for other postretirement plans on the Consolidated Balance Sheets.

Net periodic benefit cost is determined using management estimates and actuarial assumptions to derive service cost, interest cost, and expected return on plan assets for a particular year. The obligations and expenses associated with these plans require use of assumptions, such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as age of retirements, withdrawal rates, and mortality. Management determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data, and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company’s Consolidated Financial Statements and liquidity. Differences between the expected return and the actual return on these plan assets and actuarial gain/loss changes are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

For post-retirement healthcare and other benefits to retirees, the entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued in Other liabilities over the period of employment using an accounting methodology similar to that for defined benefit pension plans.

Share Based Compensation

Employees of the Company participate in various ING share-based compensation plans. The Company records compensation expense associated with stock options and other forms of equity compensation based on their fair values over the vesting period. Share-based compensation expense includes costs of employees who are directly associated with the operations of the Company.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Business Combinations

The Company recognizes the fair values of assets acquired, liabilities assumed, and any non-controlling interests acquired in a business combination. The Company has not had any business combinations for the years ended December 31, 2011, 2010 and 2009.

Non-controlling interest represents the interests of shareholders, other than the Company, in consolidated entities. In the Consolidated Statements of Operations, net earnings and losses attributable to non-controlling interest represents such shareholders’ interest in the earnings and losses of those entities, or the attribution of results from consolidated VIEs or VOEs to which the Company is economically entitled.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets, and actual or possible claims and assessments. Amounts related to loss contingencies are accrued if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company’s best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-02, “Receivables (Accounting Standards Codification™ (“ASC”) Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”), which clarifies the guidance on a creditor’s evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

•	If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;

•	An increase in the contractual interest rate does not preclude the restricting from being considered a concession, as the new rate could still be below the market interest rate;

•	A restructuring that results in a delay in payment that is insignificant is not a concession;

•

A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and

•	A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of certain information about troubled debt restructuring, which was previously deferred by ASU 2011-01.

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company’s financial

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

position, results of operations or cash flows upon adoption, as there were no troubled debt restructurings between January 1, 2011 and July 1, 2011. Additional disclosures are included in the Investments note to these Consolidated Financial Statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued ASU 2010-20, “Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Investments note to these Consolidated Financial Statements, as well as the “Reinsurance” section above, except for the disclosures about troubled debt restructurings included in ASU 2011-02, which was adopted by the Company on July 1, 2011 (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011 and are included in the Investment note to these Consolidated Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company’s financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives” (“ASU 2010-11”), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company’s financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, “Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities” (“ASU 2009-17”), which amends the consolidation guidance for VIEs, as follows:

•

Eliminates the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIEs activities, and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

•	Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and

•

Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, “Consolidations (ASC Topic 810): Amendments for Certain Investment Funds” (“ASU 2010-10”), which defers to ASU 2009-17 for a reporting entity’s interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses, and that are not structured as securitization entities. The Company has determined that all of its managed funds, with the exception of certain CLOs, qualify for the deferral.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted by the Company on January 1, 2010. As a result of adoption, the Company consolidated certain CLO investment entities managed by the Company on January 1, 2010, which increased total assets and total liabilities on the Consolidated Balance Sheets by $1.7 billion and $1.4 billion, respectively, although the assets cannot be used by the Company, nor is the Company obligated for the debt. The difference in the fair value of assets and liabilities on January 1, 2010 of $297.2 was recorded in Appropriated Retained Earnings, which reflects elimination of the fair value of interests held by the Company. See the Consolidated Investment Entities note for the impact of the consolidation to these Consolidated Financial Statements.

The Company applied the provisions of this guidance prospectively. As such, 2009 results and balances are not comparative to later periods. Additional disclosures relating to the Company’s involvement with VIEs are presented in the Consolidated Investment Entities note to these Consolidated Financial Statements.

Recognition and Presentation of Other-than-temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of OTTIs, included in ASC Topic 320, “Investments-Debt and Equity Securities”, which requires:

•

Noncredit related impairments to be recognized in Other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is not more likely than not that the entity will have to sell the security before recovery of the amortized cost basis;

•	Total OTTIs to be presented in the Consolidated Statements of Operations with an offset recognized in AOCI for the noncredit related impairments;

•	A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized OTTI from Retained earnings (deficit) to AOCI; and

•	Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and OTTIs.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle, resulting in an increase to Retained earnings of $897.9, net of DAC and income taxes, and decrease to Other comprehensive income of $512.9, net of DAC and income taxes, as of April 1, 2009. The net increase to total equity of $385.0 reflects the release of a tax valuation allowance upon adoption of this accounting policy standard. See the Investments note to these Consolidated Financial Statements for further information on the Company’s OTTIs, including additional required disclosures.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, “Derivatives and Hedging”, which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

•	How and why derivative instruments are used;

•	How derivative instruments and related hedged items are accounted for; and

•	How derivative instruments and related hedged items affect an entity’s financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009, and are included in the “Derivative Financial Instruments” section above and the Fair Value Measurements note to these Consolidated Financial Statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company’s financial condition, results of operations, or cash flows.

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”), which eliminates the qualifying special purpose entity (“QSPE”) concept and requires a transferor of financial assets to:

•

Consider the transferor’s continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;

•	Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and

•	Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company’s financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs previously, and the requirements for sale accounting treatment are consistent with those previously applied by the Company.

Business Combinations and Non-controlling Interests

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued ASU 2010-29, “Business Combinations (ASC Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”), which clarifies that if an entity presents comparative financial statements, it should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. Also, ASU 2010-29 expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings.

The provisions of ASU 2010-29 were adopted by the Company on January 1, 2011 for business combinations occurring on or after that date. The Company determined, however, that there was no effect on the Company’s financial condition, results of operations, cash flows, or disclosures for the year ended December 31, 2011, as there were no business combinations during the period.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Accounting and Reporting for Decreases in Ownership of a Subsidiary

In January 2010, the FASB issued ASU 2010-02, “Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification” (“ASU 2010-02”), which clarifies that the scope of the decrease in ownership provisions applies to the following:

•	A subsidiary or group of assets that is a business or nonprofit activity;

•	A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and

•	An exchange of a group of assets that constitutes a business or nonprofit activity for a non-controlling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 were adopted, retrospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company’s financial condition, results of operations, or cash flows for the years ended December 31, 2011, 2010 or 2009, as there were no decreases in ownership of a subsidiary during those periods.

Goodwill and Intangibles

When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

In December 2010, the FASB issued ASU 2010-28, “Intangibles-Goodwill and Other (ASC Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”), which modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the test if qualitative factors indicate that it is more likely than not that a goodwill impairment exists.

The provisions of ASU 2010-28 were adopted by the Company on January 1, 2011; however, they did not have an impact on its financial condition or results of operations, as the goodwill reporting unit did not have a zero or negative carrying amount at the October 1 testing date.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued new guidance on the determination of the useful life of intangible assets, included in ASC Topic 350, “Intangibles-Goodwill and Other”, which requires an entity to consider its own historical experience in renewing or extending similar contracts when developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset. In the absence of such experience, an entity shall consider the assumptions that market participants would use about renewal or extension.

These provisions, as included in ASC Topic 350, were adopted prospectively by the Company on January 1, 2009. The Company determined, however, that there was no effect on the Company’s financial condition, results of operations, or cash flows for the years ended December 31, 2011, 2010 or 2009, as there were no acquisitions of intangible assets during those periods.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Fair Value

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

•	Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;

•	Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;

•	Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and

•	Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which were adopted by the Company on January 1, 2011. The adoption had no effect on the Company’s financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2010-06 are included in the Financial Instruments note to those Consolidated Financial Statements.

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company’s financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company. The disclosure provisions required by ASU 2009-12 are presented in the Investments note to these Consolidated Financial Statements.

Deferred Acquisition Costs

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued ASU 2010-26, “Financial Services – Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”), which provides new guidance related to acquisition costs of new or renewal insurance contracts that qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract.

Advertising costs should be included in deferred acquisition costs only if the capitalization criteria direct-response advertising guidance is met. All other acquisition-related costs should be charged to expense as incurred.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company early adopted the provisions of ASU 2010-26 on January 1, 2011, and applied the provisions retrospectively. If financial statements had been previously issued, the impact to the Company’s retained earnings, as a result of implementation, would have been a decrease of $1.2 billion, net of income taxes of $300.8 as of January 1, 2011.

Other Pronouncements

Presentation of Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and Other comprehensive income.

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 as of December 31, 2011, and applied the provisions retrospectively. The Consolidated Statement of Comprehensive Income, with corresponding revisions to the Consolidated Statements of Changes in Shareholder’s Equity, is included in the Consolidated Financial Statements. In addition, the required disclosures are included in the AOCI note to these Consolidated Financial Statements.

Consolidation Analysis of Investments Held through Separate Accounts

In April 2010, the FASB issued ASU 2010-15, “Financial Services-Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments” (“ASU 2010-15”), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer’s interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, “Subsequent Events”, which establishes:

•	The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;

•	The circumstances under which an entity should recognize such events or transactions in its financial statements; and

•	Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”, which clarifies that a Securities and Exchange Commission (“SEC”) filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company’s financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods. The Company is currently in the process of determining the disclosure impact of adoption of the provisions of ASU 2011-11.

Testing Goodwill for Impairment

In September 2011, the FASB issued ASU 2011-08, “Intangibles-Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment” (“ASU 2011-08”), which provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that it is not more likely than not that the reporting unit is impaired, then performing the two-step impairment test is unnecessary. If, however, an entity concludes otherwise, it is required to perform the two-step impairment test.

The provisions of ASU 2011-08 are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. As such, this standard will be applied to the Company’s process for impairment tests that occur after January 1, 2012.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which includes the following amendments:

•	The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;

•	The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;

•	An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

•	The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 are effective during interim or annual periods beginning after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-04.

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued ASU 2011-03, “Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 are effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2011-03.

2.	Divestments

In October 2008, ING announced that the Company had reached an agreement with Fubon Financial Holding Co. Ltd. (“Fubon”) to sell 100% of its ownership interest in ING Life Insurance Co. Ltd. (“ING Life Taiwan”) for approximately $600.0. As of December 31, 2008, ING Life Taiwan was classified as a disposal group held for sale, and assets and liabilities were recorded at lower of book or fair value, resulting in an after-tax loss of approximately $199.4. The sale of ING Life Taiwan closed in February 2009, and the Company received as consideration cash of $338.6, and the remainder in shares of Fubon. In March 2009, the Company transferred the beneficial ownership of the Fubon shares to ING Bank N.V. (“ING Bank”) for $240.0 and recognized an additional loss of $21.3.

In October 2009, the Company disposed of several blocks of primarily group reinsurance business under coinsurance agreements with various subsidiaries of Reinsurance Group of America Incorporated (collectively, “RGA”) (the “RGA Transaction”). Pursuant to the RGA Transaction, RGA paid a ceding commission of $129.8 and undertook to novate the underlying reinsurance agreements . The RGA transaction was effective as of January 1, 2010. The Company retained a reinsurance portfolio that was previously managed within the same business unit and has been in run-off since 2002.

In November 2009, the Company reached an agreement to sell three of its independent retail broker-dealers, Financial Network Investment Corporation, Multi-Financial Securities Corporation and PrimeVest Financial Services, Inc., and certain other affiliates, to Lightyear Capital LLC for approximately $145.0. The transaction closed on January 31, 2010 and resulted in a pre-tax loss of approximately $44.4.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

3.	Investments (excluding Consolidated Investment Entities)

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives(3)	Fair Value	OTTI(2)
Fixed maturities:
U.S. Treasuries	$5,283.8	$688.7	$—	$—	$5,972.5	$—
U.S. government agencies and authorities	643.1	84.7	—	—	727.8	—
State, municipalities, and political subdivisions	375.1	21.2	2.4	—	393.9	—
U.S. corporate securities	30,486.5	3,095.6	109.0	—	33,473.1	—
Foreign securities(1):
Government	834.9	92.9	9.9	—	917.9	—
Other	13,207.0	1,078.0	135.5	—	14,149.5	0.1

Total foreign securities	14,041.9	1,170.9	145.4	—	15,067.4	0.1
Residential mortgage-backed securities:
Agency	5,754.8	865.4	11.9	182.2	6,790.5	1.7
Non-Agency	2,180.2	228.2	228.9	78.1	2,257.6	197.6

Total Residential mortgage-backed securities	7,935.0	1,093.6	240.8	260.3	9,048.1	199.3
Commercial mortgage-backed securities	5,387.1	247.5	149.2	—	5,485.4	6.3
Other asset-backed securities	2,727.0	62.1	270.7	(17.2)	2,501.2	20.4

Total fixed maturities, including securities pledged	66,879.5	6,464.3	917.5	243.1	72,669.4	226.1
Less: securities pledged	2,068.7	189.4	4.6	—	2,253.5	—

Total fixed maturities	64,810.8	6,274.9	912.9	243.1	70,415.9	226.1
Equity securities:
Common stock	222.1	14.7	5.6	—	231.2	—
Preferred stock	98.5	24.1	—	—	122.6	—

Total equity securities	320.6	38.8	5.6	—	353.8	—

Total fixed maturity and equity security investments	$65,131.4	$6,313.7	$918.5	$243.1	$70,769.7	$226.1

(1)	Primarily U.S. dollar denominated.
(2)	Represents OTTIs reported as a component of Other comprehensive income.
(3)

Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Net realized capital gains (losses) in the Consolidated Statements of Operations unless the FVO has been elected for the carrying value of the fixed maturity investment.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2010:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives(3)	Fair Value	OTTI(2)
Fixed maturities:
U.S. Treasuries	$5,063.2	$55.1	$55.9	$—	$5,062.4	$—
U.S. government agencies and authorities	943.7	57.1	1.3	—	999.5	—
State, municipalities, and political subdivisions	489.9	11.4	38.3	—	463.0	—
U.S. corporate securities	27,218.9	1,686.0	182.4	—	28,722.5	0.7
Foreign securities(1):
Government	1,283.4	110.9	10.3	—	1,384.0	—
Other	12,442.6	747.9	128.8	—	13,061.7	0.3

Total foreign securities	13,726.0	858.8	139.1	—	14,445.7	0.3
Residential mortgage-backed securities:
Agency	5,303.2	925.7	24.8	163.0	6,367.1	1.7
Non-Agency	2,851.3	223.0	243.8	76.2	2,906.7	189.4

Total Residential mortgage-backed securities	8,154.5	1,148.7	268.6	239.2	9,273.8	191.1
Commercial mortgage-backed securities	6,094.0	287.9	161.5	—	6,220.4	22.1
Other asset-backed securities	4,080.7	75.5	409.2	(12.1)	3,734.9	177.3

Total fixed maturities, including securities pledged	65,770.9	4,180.5	1,256.3	227.1	68,922.2	391.5
Less: securities pledged	3,635.6	202.0	47.5	—	3,790.1	—

Total fixed maturities	62,135.3	3,978.5	1,208.8	227.1	65,132.1	391.5
Equity securities:
Common stock	357.1	48.6	0.2	—	405.5	—
Preferred stock	92.9	27.2	—	—	120.1	—

Total equity securities	450.0	75.8	0.2	—	525.6	—

Total fixed maturity and equity investments	$62,585.3	$4,054.3	$1,209.0	$227.1	$65,657.7	$391.5

(1)	Primarily U.S. dollar denominated.
(2)	Represents OTTIs reported as a component of Other comprehensive income.
(3)

Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Net realized capital gains (losses) in the Consolidated Statements of Operations unless the FVO has been elected for the carrying value of the fixed maturity investment.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2011, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	2011
	Amortized Cost	Fair Value
Due to mature:
One year or less	$2,815.1	$2,885.5
After one year through five years	13,850.8	14,543.9
After five years through ten years	16,512.4	17,753.2
After ten years	17,652.1	20,452.1
Mortgage-backed securities	13,322.1	14,533.5
Other asset-backed securities	2,727.0	2,501.2

Fixed maturities, including securities pledged	$66,879.5	$72,669.4

The investment portfolio is monitored to maintain a diversified portfolio on an on-going basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company’s consolidated Shareholder’s equity at December 31, 2011 and 2010.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category at December 31, 2011 and 2010:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
2011
Communications	$3,561.5	$395.4	$12.5	$3,944.4
Financial	6,309.6	450.5	133.9	6,626.2
Industrial and other companies	24,071.1	2,252.6	67.2	26,256.5
Utilities	8,535.8	948.7	26.2	9,458.3
Transportation	1,215.5	126.4	4.7	1,337.2

Total	$43,693.5	$4,173.6	$244.5	$47,622.6

2010
Communications	$1,849.3	$158.2	$0.9	$2,006.6
Financial	7,678.8	622.6	107.2	8,194.2
Industrial and other companies	22,191.6	1,219.1	129.8	23,280.9
Utilities	7,119.6	380.0	71.6	7,428.0
Transportation	822.2	54.0	1.7	874.5

Total	$39,661.5	$2,433.9	$311.2	$41,784.2

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2011 and 2010, approximately 32.8% and 28.5%, respectively, of the Company’s CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued using the FVO with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Fixed Maturity Securities Credit Quality – Ratings

The Securities Valuation Office (“SVO”) of the National Association of Insurance Commissioners (“NAIC”) evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called “NAIC designations.” An internally developed rating is used as permitted by the NAIC if no rating is available. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organizations (“ARO”) for marketable fixed maturity securities, called “ARO ratings,” except for certain structured securities as described below. NAIC designations of “1,” highest quality, and “2,” high quality, include fixed maturity securities generally considered investment grade (“IG”) by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade (“BIG”) by such rating organizations.

The NAIC adopted revised designation methodologies for non-agency RMBS, including RMBS backed by subprime mortgage loans reported within ABS, that became effective December 31, 2009 and for CMBS that became effective December 31, 2010. The NAIC’s objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about the Company’s fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company’s best estimate of comparable ratings from rating agencies, including Moody’s Investors Service (“Moody’s”), Standard & Poor’s (“S&P”), and Fitch Ratings Ltd. (“Fitch”). If no rating is available from a rating agency, then an internally developed rating is used.

It is the Company’s objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company’s portfolio are generally rated by external rating agencies

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

•	when three ratings are received then the middle rating is applied;

•	when two ratings are received then the lower rating is applied;

•	when a single rating is received, the ARO rating is applied;

•	and, when ratings are unavailable then an internal rating is applied.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for IG and BIG securities by duration based on NAIC designations, were as follows at December 31, 2011 and 2010:

	2011				2010
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$112.5	12.3%	$26.2	2.9%	$287.5	22.9%	$44.7	3.6%
More than six months and twelve months or less below amortized cost	125.4	13.7%	38.7	4.2%	4.6	0.4%	1.9	0.1%
More than twelve months below amortized cost	395.0	43.0%	219.7	23.9%	521.4	41.5%	396.2	31.5%

Total unrealized capital losses	$632.9	69.0%	$284.6	31.0%	$813.5	64.8%	$442.8	35.2%

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged for securities rated BBB and above (Investment Grade (“IG”)) and securities rated BB and below (Below Investment Grade (“BIG”)) by duration, based on ARO ratings, were as follows at December 31, 2011 and 2010:

	2011				2010
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$108.4	11.8%	$30.3	3.3%	$286.0	22.8%	$46.2	3.7%
More than six months and twelve months or less below amortized cost	66.4	7.2%	97.7	10.6%	4.3	0.3%	2.2	0.2%
More than twelve months below amortized cost	188.2	20.6%	426.5	46.5%	305.0	24.3%	612.6	48.7%

Total unrealized capital losses	$363.0	39.6%	$554.5	60.4%	$595.3	47.4%	$661.0	52.6%

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2011 and 2010:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2011
U.S. Treasuries	$—	$—	$—	$—	$—	$—	$—	$—
U.S. government agencies and authorities	—	—	—	—	—	—	—	—
U.S. corporate, state, and municipalities	1,812.9	55.7	173.2	10.4	393.4	45.3	2,379.5	111.4
Foreign	1,177.6	66.2	80.2	7.3	655.8	71.9	1,913.6	145.4
Residential mortgage-backed	426.6	5.1	388.3	16.1	865.1	219.6	1,680.0	240.8
Commercial mortgage-backed	338.3	6.4	1,131.6	87.6	241.4	55.2	1,711.3	149.2
Other asset-backed	306.9	5.3	165.8	42.7	668.5	222.7	1,141.2	270.7

Total	$4,062.3	$138.7	$1,939.1	$164.1	$2,824.2	$614.7	$8,825.6	$917.5

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2010
U.S. Treasuries	$1,702.4	$55.9	$—	$—	$—	$—	$1,702.4	$55.9
U.S. government agencies and authorities	38.0	1.3	—	—	—	—	38.0	1.3
U.S. corporate, state, and municipalities	4,665.2	152.3	68.1	2.8	750.4	65.6	5,483.7	220.7
Foreign	2,440.8	94.8	63.1	1.7	431.5	42.6	2,935.4	139.1
Residential mortgage-backed	1,244.5	22.6	20.4	1.9	1,082.9	244.1	2,347.8	268.6
Commercial mortgage-backed	122.4	1.4	—	—	1,584.9	160.1	1,707.3	161.5
Other asset-backed	307.5	3.9	16.9	0.1	1,408.1	405.2	1,732.5	409.2

Total	$10,520.8	$332.2	$168.5	$6.5	$5,257.8	$917.6	$15,947.1	$1,256.3

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 82.1% and 85.3% of the average book value as of December 31, 2011 and 2010, respectively.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2011 and 2010:

	Amortized Cost		Unrealized Capital Losses		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011
Six months or less below amortized cost	$4,560.5	$616.9	$184.5	$166.1	474	105
More than six months and twelve months or less below amortized cost	1,805.8	197.9	103.8	61.0	114	46
More than twelve months below amortized cost	1,935.4	626.6	159.1	243.0	269	145

Total	$8,301.7	$1,441.4	$447.4	$470.1	857	296

2010
Six months or less below amortized cost	$12,486.3	$207.4	$469.2	$61.9	818	32
More than six months and twelve months or less below amortized cost	1,094.7	54.4	71.6	14.5	136	10
More than twelve months below amortized cost	1,834.0	1,526.6	106.6	532.5	221	261

Total	$15,415.0	$1,788.4	$647.4	$608.9	1,175	303

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2011 and 2010:

	Amortized Cost		Unrealized Capital Losses		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2011
U.S. Treasuries	$—	$—	$—	$—	—	—
U.S. government agencies and authorities	—	—	—	—	—	—
U.S. corporate, state and municipalities	2,402.2	88.7	85.5	25.9	185	7
Foreign	1,912.4	146.6	96.8	48.6	153	16
Residential mortgage-backed	1,475.5	445.3	87.2	153.6	323	178
Commercial mortgage-backed	1,723.5	137.0	114.2	35.0	48	7
Other asset-backed	788.1	623.8	63.7	207.0	148	88

Total	$8,301.7	$1,441.4	$447.4	$470.1	857	296

2010
U.S. Treasuries	$1,758.3	$—	$55.9	$—	24	—
U.S. government agencies and authorities	39.3	—	1.3	—	2	—
U.S. corporate, state and municipalities	5,526.8	177.6	167.4	53.3	334	11
Foreign	3,027.8	46.7	126.9	12.2	168	8
Residential mortgage-backed	2,053.4	563.0	98.1	170.5	367	160
Commercial mortgage-backed	1,710.6	158.2	100.7	60.8	56	17
Other asset-backed	1,298.8	842.9	97.1	312.1	224	107

Total	$15,415.0	$1,788.4	$647.4	$608.9	1,175	303

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

All investments with fair values less than amortized cost are included in the Company’s OTTI analysis, and impairments were recognized as disclosed in the “Other-than-temporary Impairments” section. After detailed impairment analysis was completed, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further OTTI was necessary.

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company has exposure to RMBS, CMBS and ABS. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage loans to customers who have strong credit profiles but lack some element(s), such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company’s exposure to subprime mortgage-backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages, and the majority of these holdings are included in Other ABS in the “Fixed Maturities and Equity Securities” section above. As of December 31, 2011, the fair value and gross unrealized losses related to the Company’s exposure to subprime mortgage-backed securities was $974.2, representing 1.3% of total fixed maturities, including securities pledged, and $272.1, respectively. As of December 31, 2010, the fair value and gross unrealized losses related to the Company’s exposure to subprime mortgage-backed securities was $2.1 billion, representing 3.0% of total fixed maturities, including securities pledged, and $384.8, respectively.

The following tables summarize the Company’s exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2011 and 2010:

	% of Total Subprime Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
2011
	1	78.1%	AAA	2.9%	2007	26.9%
	2	4.7%	AA	1.2%	2006	41.2%
	3	13.4%	A	4.5%	2005 and prior	31.9%

	4	2.7%	BBB	8.8%		100.0%

	5	0.5%	BB and below	82.6%

	6	0.6%		100.0%

		100.0%

2010
	1	79.4%	AAA	7.1%	2007	33.9%
	2	4.0%	AA	7.0%	2006	40.0%
	3	6.2%	A	3.8%	2005 and prior	26.1%

	4	7.8%	BBB	5.1%		100.0%

	5	1.3%	BB and below	77.0%

	6	1.3%		100.0%

		100.0%

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company’s exposure to Alt-A mortgages is included in Residential mortgaged-backed in the “Fixed Maturities and Equity Securities” section above. As of December 31, 2011, the fair value and gross unrealized losses aggregated to $410.8, representing 0.6% of total fixed maturities, including securities pledged, and $117.6, respectively. As of December 31, 2010, the fair value and gross unrealized losses aggregated to $504.3, representing 0.7% of total fixed maturities, including securities pledged, and $118.5, respectively.

The following tables summarize the Company’s exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2011 and 2010:

	% of Total Alt-A Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
2011
	1	38.7%	AAA	1.0%	2007	18.8%
	2	11.0%	AA	2.3%	2006	25.3%
	3	16.4%	A	7.5%	2005 and prior	55.9%

	4	24.0%	BBB	3.9%		100.0%

	5	9.0%	BB and below	85.3%

	6	0.9%		100.0%

		100.0%

2010
	1	43.3%	AAA	8.9%	2007	19.0%
	2	10.8%	AA	4.4%	2006	26.4%
	3	13.6%	A	2.2%	2005 and prior	54.6%

	4	25.3%	BBB	2.4%		100.0%

	5	6.6%	BB and below	82.1%

	6	0.4%		100.0%

		100.0%

Transfer of Alt-A RMBS Participation Interest and Related Loans to Dutch State

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility covering 80% of ING’s Alt-A RMBS. Refer to the Related Party Transaction note to these Consolidated Financial Statements for additional information regarding this transaction.

Commercial Mortgage-backed and Other Asset-backed Securities

As of December 31, 2011 and 2010, the fair value of the Company’s CMBS totaled $5.5 billion and $6.2 billion, respectively, and Other ABS, excluding subprime exposure, totaled $1.5 billion and $1.7 billion, respectively. As of December 31, 2011 and 2010, the gross unrealized losses related to CMBS totaled $149.2 and $161.5, respectively, and gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $1.3 and $29.5, respectively. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2011 and 2010:

	% of Total CMBS
	NAIC Designation		ARO Ratings		Vintage
2011
	1	92.7%	AAA	47.3%	2008	0.3%
	2	2.6%	AA	10.1%	2007	33.4%
	3	3.6%	A	16.5%	2006	26.5%
	4	0.7%	BBB	13.5%	2005 and prior	39.8%

	5	— %	BB and below	12.6%		100.0%

	6	0.4%		100.0%

		100.0%

2010
	1	81.2%	AAA	48.1%	2008	0.2%
	2	8.3%	AA	12.4%	2007	31.6%
	3	7.4%	A	16.1%	2006	25.8%
	4	1.6%	BBB	13.6%	2005 and prior	42.4%

	5	0.8%	BB and below	9.8%		100.0%

	6	0.7%		100.0%

		100.0%

As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, non-consolidated CLOs, and automobile receivables, comprising 43.1%, 4.6%, and 27.9%, respectively, of total Other ABS, excluding subprime exposure.

As of December 31, 2010, Other ABS was also broadly diversified both by type and issuer with credit card receivables, non-consolidated CLOs, and automobile receivables, comprising 47.0%, 13.2%, and 18.3%, respectively, of total Other ABS, excluding subprime exposure.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2011 and 2010:

	% of Total Other ABS
	NAIC Designation		ARO Ratings		Vintage
2011
	1	96.1%	AAA	86.6%	2011	18.0%
	2	2.3%	AA	3.1%	2010	9.6%
	3	— %	A	4.9%	2009	6.4%
	4	0.2%	BBB	3.8%	2008	7.0%
	5	1.4%	BB and below	1.6%	2007	24.8%

	6	— %		100.0%	2006	9.5%

		100.0%			2005 and prior	24.7%

						100.0%

2010
	1	85.5%	AAA	73.0%	2010	10.9%
	2	11.0%	AA	8.9%	2009	8.4%
	3	1.5%	A	4.0%	2008	7.4%
	4	0.3%	BBB	10.5%	2007	28.0%
	5	0.8%	BB and below	3.6%	2006	13.0%

	6	0.9%		100.0%	2005 and prior	32.3%

		100.0%				100.0%

Mortgage Loans on Real Estate

The Company’s mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. The Company has high quality, well performing, portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rate and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. For the year ended December 31, 2011, the Company had two commercial mortgage loans and one private placement troubled debt restructuring with pre-modification and post-modification carrying values of $55.1 and $52.2, respectively.

During the twelve months ended December 31, 2011, the Company had one loan modified in a troubled debt restructuring with a subsequent payment default.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the Company’s investment in mortgage loans as of December 31, 2011 and 2010:

	2011	2010
Commercial mortgage loans	$8,695.5	$8,188.7
Collective valuation allowance	(4.4)	(7.0)

Total commercial mortgage loans	$8,691.1	$8,181.7

Impairments taken on the mortgage loan portfolio were $9.3, $13.5 and $46.0 for the years ended December 31, 2011, 2010 and 2009, respectively. The following table summarizes the activity in the allowance for losses for all commercial mortgage loans for years December 31, 2011 and 2010:

	2011	2010
Collective valuation allowance for losses, beginning of period	$7.0	$9.9
Addition to/(release of) allowance for losses	(2.6)	(2.9)

Collective valuation allowance for losses, end of period	$4.4	$7.0

The carrying values and unpaid principal balances of impaired mortgage loans were as follows for the years ended December 31, 2011 and 2010:

	2011	2010
Impaired loans with allowances for losses	$—	$—
Impaired loans without allowances for losses	48.7	38.6

Subtotal	48.7	38.6
Less: Allowances for losses on impaired loans	—	—

Impaired loans, net	$48.7	$38.6

Unpaid principal balance of impaired loans	$63.8	$48.3

The following tables present information on impaired loans, troubled debt, restructured loans, loans 90 days or more past due, and loans in foreclosure for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Impaired loans, average investment during the period	$43.7	$72.5	$62.7
Interest income recognized on impaired loans, on an accrual basis	1.8	3.7	4.1
Interest income recognized on impaired loans, on a cash basis	1.8	4.2	3.3

	2011	2010	2009
Troubled debt restructured loans(1)	$15.7	$—	$—
Interest income recognized on restructured loans, on an accrual basis	0.3	—	—
Loans 90 days or more past due, interest no longer accruing, at amortized cost(1)	16.6	2.7	—
Loans in foreclosure, at amortized cost(1)	—	—	36.9
Unpaid principal balance of loans 90 days or more past due, interest no longer accruing	21.6	4.9	—

(1)

Amounts included in Troubled debt restructuring loans, Loans 90 days or more past due, and Loans in foreclosure, which were also impaired, are included in Impaired loans, on average investment during the period.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property’s net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property’s operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following tables present the LTV ratios as of December 31, 2011 and 2010:

	2011(1)	2010(1)
Loan to Value Ratio:
0% – 50%	$2,535.2	$2,834.9
50% – 60%	2,479.4	2,181.2
60% – 70%	2,991.9	2,470.9
70% – 80%	621.2	649.3
80% and above	67.8	52.4

Total Commercial Mortgage Loans	$8,695.5	$8,188.7

(1)	Balances do not include allowance for mortgage loan credit losses.

The following tables present the DSC ratios as of December 31, 2011 and 2010:

	2011(1)	2010(1)
Debt Service Coverage Ratio:
Greater than 1.5x	$5,710.3	$5,577.6
1.25x – 1.5x	1,547.2	1,147.6
1.0 x – 1.25x	1,082.2	770.3
Less than 1.0x	339.1	449.0
Mortgage loans secured by land or construction deals	16.7	244.2

Total Commercial Mortgage Loans	$8,695.5	$8,188.7

(1)	Balances do not include allowance for mortgage loan credit losses.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of December 31, 2011 and 2010:

	2011(1)		2010(1)
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:
Pacific	$2,140.2	24.6%	$2,113.7	25.8%
South Atlantic	1,555.4	17.9%	1,437.2	17.6%
Middle Atlantic	1,124.0	12.9%	1,215.1	14.8%
East North Central	1,010.4	11.6%	751.9	9.2%
West South Central	1,100.3	12.7%	999.2	12.2%
Mountain	776.9	8.9%	765.3	9.3%
West North Central	415.4	4.8%	368.1	4.5%
New England	320.0	3.7%	319.3	3.9%
East South Central	252.9	2.9%	218.9	2.7%

Total Commercial Mortgage Loans	$8,695.5	100.0%	$8,188.7	100.0%

(1)	Balances do not include allowance for mortgage loan credit losses.

	2011(1)		2010(1)
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:
Industrial	$3,457.0	39.8%	$3,022.1	37.0%
Retail	2,104.2	24.2%	1,838.2	22.4%
Office	1,384.5	15.9%	1,368.6	16.7%
Apartments	972.8	11.2%	1,058.0	12.9%
Hotel/Motel	468.4	5.4%	551.6	6.7%
Other	280.0	3.2%	323.8	4.0%
Mixed Use	28.6	0.3%	26.4	0.3%

Total Commercial Mortgage Loans	$8,695.5	100.0%	$8,188.7	100.0%

(1)	Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of December 31, 2011 and 2010:

	2011(1)	2010(1)
Year of Origination:
2011	$1,998.0	$—
2010	598.5	507.8
2009	226.3	248.0
2008	1,026.8	1,126.5
2007	1,141.6	1,315.3
2006	964.9	1,247.9
2005 and prior	2,739.4	3,743.2

Total Commercial Mortgage Loans	$8,695.5	$8,188.7

(1)	Balances do not include allowance for mortgage loan credit losses.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-than-temporary Impairment

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company’s credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$—	—	$1.8	1	$542.5	21
U.S. corporate	55.2	41	30.7	32	177.2	81
Foreign(1)	71.3	61	121.5	31	137.1	51
Residential mortgage-backed	37.7	134	73.4	128	166.8	200
Commercial mortgage-backed	133.7	26	59.5	15	258.4	26
Other asset-backed	195.5	122	589.9	107	255.7	70
Equity	—	—	0.5	4	34.9	9
Mortgage loans on real estate	9.3	7	13.5	11	46.0	13

Total	$502.7	391	$890.8	329	$1,618.6	471

(1)	Primarily U.S. dollar denominated.

The above table includes $72.5, $339.7, and $404.5, for the years ended December 31, 2011, 2010 and 2009, respectively, in Other-than-temporary write-downs related to credit impairments, which are recognized in the Consolidated Statements of Operations. The remaining $430.2, $551.1, and $1.2 billion, in write-downs for the years ended December 31, 2011, 2010 and 2009, respectively, are related to intent impairments.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$—	—	$1.8	1	$542.5	21
U.S. corporate	55.2	40	28.2	31	138.3	61
Foreign(1)	59.0	56	75.0	26	124.6	46
Residential mortgage-backed	7.9	27	20.6	23	40.6	82
Commercial mortgage-backed	124.3	26	31.7	9	257.3	25
Other asset-backed	183.8	118	393.8	64	110.8	17

Total	$430.2	267	$551.1	154	$1,214.1	252

(1)	Primarily U.S. dollar denominated.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company’s previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The fair value of fixed maturities with OTTI at December 31, 2011 and 2010 was $9.3 billion and $8.5 billion, respectively.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts:

	2011	2010	2009
Balance at January 1	$304.6	$287.8	$—
Implementation of OTTI guidance included in ASC Topic 320(1)	—	—	195.5
Additional credit impairments:
On securities not previously impaired	10.3	115.4	70.2
On securities previously impaired	17.0	22.3	30.5
Reductions:
Securities intent impaired	(38.2)	(72.5)	—
Securities sold, matured, prepaid or paid down	(159.8)	(48.4)	(8.4)

Balance at December 31	$133.9	$304.6	$287.8

(1)	Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320 on April 1, 2009.

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Fixed maturities	$4,402.1	$4,374.3	$4,787.4
Equity securities, available-for-sale	27.3	30.1	58.7
Mortgage loans on real estate	500.0	496.7	578.3
Policy loans	125.6	135.5	143.8
Short-term investments and cash equivalents	6.7	(3.5)	30.6
Other	(80.8)	(25.4)	1.6

Gross investment income	4,980.9	5,007.7	5,600.4
Less: investment expenses	(12.1)	(20.7)	(31.8)

Net investment income	$4,968.8	$4,987.0	$5,568.6

At December 31, 2011 and 2010, the Company had $0.2 and $3.9, respectively, of investments in fixed maturities which produced no net investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and fair value changes including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on FIFO methodology.

Net realized capital gains (losses) were as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Fixed maturities, available-for-sale, including securities pledged	$56.4	$(300.9)	$(344.5)
Fixed maturities, at fair value option	(92.0)	(103.1)	148.2
Equity securities, available-for-sale	18.6	9.6	29.5
Derivatives	418.6	(1,243.5)	(3,058.3)
Embedded derivative – fixed maturities	16.1	48.3	(278.9)
Embedded derivative – product guarantees	(1,945.1)	(72.7)	1,376.2
Other investments	(4.0)	(15.7)	(50.9)

Net realized capital losses	$(1,531.4)	$(1,678.0)	$(2,178.7)

After-tax net realized capital losses	$(1,017.4)	$(1,184.7)	$(1,416.2)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, before tax, were as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Proceeds on sales	$12,850.7	$15,637.1	$17,411.5	(1)
Gross gains	648.5	644.2	800.9
Gross losses	(181.9)	(101.3)	(357.7)

(1)	Includes proceeds from sale of Alt-A securities to the Dutch State in the first quarter of 2009.

4.	Derivative Financial Instruments

See Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements, for information regarding the Company’s purpose for entering into derivatives and the policies on valuation and classification of derivatives. See Collateral in the Commitments and Contingencies note to these Consolidated Financial Statements for information regarding the amount of cash and securities received and delivered for derivative positions. The Company enters into the following derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company’s fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge annuity products against rising interest rates.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company’s fixed maturity portfolio, as well as the Company’s liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Total return swaps: Total return swaps are used to hedge against a decrease in variable annuity account values, which are invested in certain funds. The difference between floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.

Forwards: Certain forwards are acquired to hedge certain CMO assets held by the Company against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards). The Company also uses currency forward contracts to hedge policyholder liabilities in variable annuity contracts which are linked to foreign indexes. The currency fluctuations may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of FIA contracts, and the futures income would serve to offset this increased expense.

Interest rate swaptions: Interest swaptions are used to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increase may result in increased payments to contract holders of FIA contracts, and the interest rate swaptions offset this increased expense.

Options: Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of FIA contracts, and the options offset this increased expense.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with a funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits or Funds held under reinsurance agreements, respectively, on the Consolidated Balance Sheets.

The notional amounts and fair values of derivatives were as follows as of December 31, 2011 and 2010:

	2011			2010
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting
Cash flow hedges:
Interest rate contracts	$1,000.0	$174.0	$—	$21.0	$1.7	$—
Foreign exchange contracts	—	—	—	32.5	—	0.2
Fair value hedges:
Interest rate contracts	358.2	—	13.1	82.0	—	8.0
Derivatives: Non-qualifying for hedge accounting
Interest rate contracts(1)	63,993.8	2,227.6	1,548.7	56,892.3	560.4	1,601.9
Foreign exchange contracts	1,880.6	12.2	134.4	1,580.1	7.7	151.2
Equity contracts	15,797.4	69.1	28.3	9,518.1	118.6	16.8
Credit contracts	3,368.8	178.0	231.3	5,643.5	95.5	107.2
Managed custody guarantees	N/A	—	1.0	N/A	—	2.0
Embedded derivatives
Within fixed maturity investments	N/A	243.1	N/A	N/A	227.1	N/A
Within annuity products	N/A	—	3,797.1	N/A	—	1,679.4
Within reinsurance agreements	N/A	—	137.2	N/A	—	69.1

Total		$2,904.0	$5,891.1		$1,011.0	$3,635.8

(1)

As of December 31, 2011, includes a notional amount, asset fair value and liability fair value for interest rate caps of $8.8 billion, $40.0 and $3.5, respectively. As of December 31, 2010, includes a notional amount, asset fair value and liability fair value for interest rate caps of $8.1 billion, $45.2 and $8.8, respectively.

N/A – Not Applicable.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Derivatives: Qualifying for hedge accounting(1)
Cash flow hedges:
Interest rate contracts	$—	$(0.3)	$(6.6)
Fair value hedges:
Interest rate contracts	(57.2)	(4.8)	1.0
Derivatives: Non-qualifying for hedge accounting(2)
Interest rate contracts	1,041.8	(443.9)	(477.7)
Foreign exchange contracts	(2.4)	33.2	(133.1)
Equity contracts	(559.0)	(867.1)	(2,643.4)
Credit contracts	(4.6)	39.4	201.5
Managed custody guarantees	1.1	4.1	34.0
Embedded derivatives
Within fixed maturity investments(2)	16.1	48.3	(278.9)
Within annuity products(2)	(1,946.2)	(76.7)	1,342.3
Within reinsurance agreements(3)	(68.1)	(42.6)	(110.6)

Total	$(1,578.5)	$(1,310.4)	$(2,071.5)

(1)

Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(2)	Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
(3)	Changes in value are included in Policyholder benefits in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company’s portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. (“ISDA”) agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex (“CSA”) to satisfy any obligations. IG bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. As of December 31, 2011, the fair value of credit default swaps of $178.0 and $231.3 was included in Derivatives assets and Derivatives liabilities, respectively, in the Consolidated Balance Sheets. As of December 31, 2010, the fair value of credit default swaps of $95.5 and

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

$107.2 was included in Derivatives assets and Derivatives liabilities, respectively, in the Consolidated Balance Sheets. As of December 31, 2011 and 2010, the maximum potential future exposure to the Company on credit default swaps, net of purchased protection of $1.0 billion in each year, was $1.3 billion and $3.6 billion, respectively.

5.	Fair Value Measurements (excluding Consolidated Investment Entities)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	2011
	Level 1	Level 2	Level 3(2)	Total
Assets
Fixed maturities including securities pledged:
U.S. Treasuries	$5,342.1	$630.4	$—	$5,972.5
U.S. government agencies and authorities	—	727.8	—	727.8
U.S. corporate, state and municipalities	—	33,346.4	520.6	33,867.0
Foreign(1)	—	14,906.8	160.6	15,067.4
Residential mortgage-backed securities	—	8,861.5	186.6	9,048.1
Commercial mortgage-backed securities	—	5,485.4	—	5,485.4
Other asset-backed securities	—	2,396.7	104.5	2,501.2

Total fixed maturities, including securities pledged	5,342.1	66,355.0	972.3	72,669.4
Equity securities, available-for-sale	274.6	11.6	67.6	353.8
Derivatives:
Interest rate contracts	18.1	2,383.5	—	2,401.6
Foreign exchange contracts	—	12.2	—	12.2
Equity contracts	26.8	—	42.3	69.1
Credit contracts	—	6.0	172.0	178.0
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	5,125.4	161.2	—	5,286.6
Assets held in separate accounts	83,976.1	4,722.3	16.1	88,714.5

Total assets	$94,763.1	$73,651.8	$1,270.3	$169,685.2

Liabilities
Derivatives:
Annuity product guarantees:
FIA	$—	$—	$1,304.9	$1,304.9
GMAB / GMWB / GMWBL	—	—	2,272.2	2,272.2
Stabilizers and MCGs	—	—	221.0	221.0
Other derivatives:
Interest rate contracts	—	1,561.8	—	1,561.8
Foreign exchange contracts	—	134.4	—	134.4
Equity contracts	3.3	—	25.0	28.3
Credit contracts	—	17.2	214.1	231.3
Embedded derivative on reinsurance	—	137.2	—	137.2

Total liabilities	$3.3	$1,850.6	$4,037.2	$5,891.1

(1)	Primarily U.S. dollar denominated.
(2)

Level 3 net assets and liabilities accounted for (2%) of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled (4%).

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	2010
	Level 1	Level 2	Level 3(2)	Total
Assets
Fixed maturities including securities pledged:
U.S. Treasuries	$4,506.7	$555.7	$—	$5,062.4
U.S. government agencies and authorities	—	999.5	—	999.5
U.S. corporate, state and municipalities	—	29,106.1	79.4	29,185.5
Foreign(1)	—	14,389.7	56.0	14,445.7
Residential mortgage-backed securities	—	8,359.8	914.0	9,273.8
Commercial mortgage-backed securities	—	6,220.3	0.1	6,220.4
Other asset-backed securities	—	1,408.6	2,326.3	3,734.9

Total fixed maturities, including securities pledged	4,506.7	61,039.7	3,375.8	68,922.2
Equity securities, available-for-sale	429.9	12.8	82.9	525.6
Derivatives:
Interest rate contracts	11.6	538.5	12.0	562.1
Foreign exchange contracts	—	7.7	—	7.7
Equity contracts	12.6	—	106.0	118.6
Credit contracts	—	15.9	79.6	95.5
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	4,164.9	476.1	—	4,641.0
Assets held in separate accounts	91,436.4	4,129.4	22.3	95,588.1

Total assets	$100,562.1	$66,220.1	$3,678.6	$170,460.8

Liabilities
Derivatives:
Annuity product guarantees:
FIA	$—	$—	$1,178.2	$1,178.2
GMAB / GMWB / GMWBL	—	—	500.2	500.2
Stabilizers and MCGs	—	—	3.0	3.0
Other derivatives:
Interest rate contracts	0.2	1,609.3	0.4	1,609.9
Foreign exchange contracts	—	151.4	—	151.4
Equity contracts	0.8	—	16.0	16.8
Credit contracts	—	1.5	105.7	107.2
Embedded derivative on reinsurance	—	69.1	—	69.1

Total liabilities	$1.0	$1,831.3	$1,803.5	$3,635.8

(1)	Primarily U.S. dollar denominated.
(2)

Level 3 net assets and liabilities accounted for 1% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 3%.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities

Certain assets and liabilities are measured at estimated fair value on the Company’s Consolidated Balance Sheets. In addition, further disclosure of estimated fair values is included in the Investments note to these Consolidated Financial Statements. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances.

However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from the third party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2011 and 2010, except for the Company’s use of commercial pricing services to value certain CMO assets which commenced in the first quarter of 2010. Certain CMO assets were previously valued using an average of broker quotes when more than one broker quote is provided.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS, and RMBS, including certain CMO assets. During the first quarter of 2011, the market for subprime RMBS was determined to be active and, as such, these securities are included in Level 2 of the valuation hierarchy at December 31, 2011.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2011, $557.7 and $58.3 billion of a total fair value of $72.7 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. If pricing from a vendor is not available, the fair values for certain CMO assets are determined by taking the average of broker quotes when more than one broker quote is provided and classified as Level 3. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents “exit price” for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company’s evaluation of the borrower’s ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets’ fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: Derivatives are carried at fair value, which is determined using the Company’s derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, S&P 500 Index prices, and London Interbank Offered Rates (“LIBOR”), which are obtained from third-party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company’s valuation process through counterparty credit rating

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

requirements and monitoring of overall exposure. It is the Company’s policy to transact only with IG counterparties with a credit rating of A- or better. Valuations for the Company’s futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2. The Company’s own credit risk is also considered and incorporated in the Company’s valuation process.

Annuity product guarantees: The Company records reserves for annuity contracts containing GMAB, GMWB, and GMWBL riders. The guarantee is treated as an embedded derivative and is required to be reported separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other best estimate assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records a liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be reported separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by best estimate assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for annuity contracts containing guaranteed credited rates (Stabilizer and MCG contracts) for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. These derivatives are classified as Level 3 assets.

Nonperformance risk for product guarantees, products with guaranteed credited rates, and FIA contain adjustments to the fair value of these contracts based on the credit default swap spreads of ING Insurance with similar term to maturity and priority of payment. The ING Insurance credit default spread is applied to the risk-free swap curve in the Company’s valuation models for these products and guarantees. The credit spreads of ING Insurance decreased by approximately 90 basis points from December 31, 2010 to December 31, 2011, which contributed to changes in the valuation of the reserves for all annuity product guarantees. Explicit risk margins in the actuarial assumptions underlying valuations are also included, as well as an explicit recognition of all nonperformance risks.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Hannover Life Reassurance Company of America. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Transfers in and out of Level 1 and 2

There were no securities transferred between levels 1 and 2 for the year ended December 31, 2011.

Certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, were U.S. Treasury strips of $292.6 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark, yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company’s Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2011:

	2011
	Fair Value as of January 1	Total Realized /Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3(2)	Transfers out of Level 3(2)	Fair Value as of December 31	Change In Unrealized Gains (Losses) Included in Earnings(3)
		Net Income	OCI
Fixed maturities, including securities pledged:
U.S. corporate, state and municipalities	$79.4	$(0.3)	$6.0	$53.7	$—	$—	$(93.5)	$478.3	$(3.0)	$520.6	$(0.2)
Foreign	56.0	1.5	(10.6)	58.3	—	(39.0)	(10.3)	107.5	(2.8)	160.6	(1.6)
Residential mortgage-backed securities	914.0	(3.4)	(1.9)	90.2	—	(23.4)	(36.4)	11.5	(764.0)	186.6	(4.8)
Commercial mortgage-backed securities	0.1	—	—	—	—	—	(0.1)	—	—	—	—
Other asset-backed securities	2,326.3	(263.7)	178.0	0.2	—	(721.1)	(93.8)	—	(1,321.4)	104.5	(24.6)

Total fixed maturities including securities pledged	3,375.8	(265.9)	171.5	202.4	—	(783.5)	(234.1)	597.3	(2,091.2)	972.3	(31.2)
Equity securities, available-for-sale	82.9	—	1.3	16.1	—	(4.2)	—	—	(28.5)	67.6	—
Derivatives:
Annuity product guarantees:
Fixed indexed annuities(1)	(1,178.2)	(114.1)	—	—	(135.4)	—	122.8	—	—	(1,304.9)	—
Guaranteed minimum withdrawal and accumulation benefits and GMWBL(1)	(500.2)	(1,618.5)	—	—	(155.6)	—	2.1	—	—	(2,272.2)	—
Stabilizers and MCGs(1)	(3.0)	(212.5)	—	(5.5)	—	—	—	—	—	(221.0)	—
Other derivatives, net	75.5	(36.3)	—	—	(64.0)	—	—	—	—	(24.8)	(53.7)
Assets held in separate accounts(4)	22.3	—	—	9.8	(3.4)	—	—	—	(12.6)	16.1	0.1

(1)

All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by contract basis. These amounts are included in Other net realized gains (losses) in the Consolidated Statements of Operations.

(2)	The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(3)	For financial instruments still held as of December 31, amounts are included in Net investment income and Net realized capital gains (losses) in the Consolidated Statements of Operations.
(4)

The realized/unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income for the Company.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company’s Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2010:

	2010
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases, Sales, Issuances, and Settlements	Transfers in to Level 3(2)	Transfers out of Level 3(2)	Fair Value as of December 31	Change In Unrealized Gains (Losses) Included in Earnings(3)
		Net Income	OCI
Fixed maturities, including securities pledged:
U.S. corporate, state and municipalities	$—	$—	$(0.9)	$(9.3)	$89.6	$—	$79.4	$0.2
Foreign	—	—	0.5	13.5	42.0	—	56.0	(0.3)
Residential mortgage-backed securities	5,097.2	(58.4)	5.0	(94.7)	21.5	(4,056.6)	914.0	(88.6)
Commercial mortgage-backed securities	—	—	—	—	0.1	—	0.1	—
Other asset-backed securities	1,817.9	(577.8)	1,006.6	(278.1)	357.7	—	2,326.3	(579.1)

Total fixed maturities including securities pledged	6,915.1	(636.2)	1,011.2	(368.6)	510.9	(4,056.6)	3,375.8	(667.8)
Equity securities, available-for-sale	342.9	(3.0)	3.2	(217.2)	—	(43.0)	82.9	(0.3)
Derivatives:
Annuity product guarantees:
Fixed indexed annuities(1)	(952.7)	(211.5)	—	(14.0)	—	—	(1,178.2)	—
Guaranteed minimum withdrawal and accumulation benefits and GMWBL	(492.3)	129.9	—	(137.8)	—	—	(500.2)	—
Stabilizers and MCGs(1)	(6.0)	9.0	—	(6.0)	—	—	(3.0)	—
Other derivatives, net	40.5	(45.5)	—	80.5	—	—	75.5	36.4
Assets held in separate accounts(4)	56.3	5.8	—	(57.7)	17.9	—	22.3	1.0

(1)

All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by contract basis. These amounts are included in Other net realized gains (losses) in the Consolidated Statements of Operations.

(2)	The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(3)	For financial instruments still held as of December 31, amounts are included in Net investment income and Net realized capital gains (losses) in the Consolidated Statements of Operations.
(4)

The realized/unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income for the Company.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 for the year ended December 31, 2011 in fixed maturities, including securities pledged, are primarily due to the Company’s determination that the market for subprime RMBS securities has become active. While the valuation methodology has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2. The transfers out of Level 3 for the year ended December 31, 2010 in fixed maturities, including securities pledged, are primarily due to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes.

The remaining transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts for the years ended December 31, 2011 and 2010, are due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3, as these securities are generally less liquid with very limited trading activity or where less transparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The carrying values and estimated fair values of certain of the Company’s financial instruments were as follows as of December 31, 2011 and 2010:

	2011		2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Fixed maturities, including securities pledged	$72,669.4	$72,669.4	$68,922.2	$68,922.2
Equity securities, available-for-sale	353.8	353.8	525.6	525.6
Mortgage loans on real estate	8,691.1	8,943.7	8,181.7	8,439.7
Loan – Dutch State obligation	1,792.7	1,806.4	2,314.2	2,202.9
Policy loans	2,263.9	2,263.9	2,391.8	2,391.8
Limited partnerships/corporations	599.6	599.6	757.2	757.2
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	5,286.6	5,286.6	4,641.0	4,641.0
Derivatives	2,660.9	2,660.9	783.9	783.9
Other investments	215.1	220.1	200.3	205.4
Assets held in separate accounts	88,714.5	88,714.5	95,588.1	95,588.1
Liabilities
Investment contract liabilities:
Funding agreements without fixed maturities and deferred annuities(1)	50,872.6	55,014.7	47,750.1	46,788.7
Funding agreements with fixed maturities and guaranteed investment contracts	5,559.0	5,261.0	5,646.0	5,190.5
Supplementary contracts, immediate annuities and other	3,037.0	3,311.9	2,846.3	2,838.3
Derivatives:
Annuity product guarantees:
FIA	1,304.9	1,304.9	1,178.2	1,178.2
GMAB/GMWB/GMWBL	2,272.2	2,272.2	500.2	500.2
Stabilizers and MCGs	221.0	221.0	3.0	3.0
Other derivatives	1,955.8	1,955.8	1,885.3	1,885.3
Short-term debt	1,054.6	1,054.6	5,464.6	5,467.4
Long-term debt	1,343.1	1,448.5	2,784.0	2,833.6
Embedded derivatives on reinsurance	137.2	137.2	69.1	69.1

(1)	Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Loan – Dutch State obligation: The fair value of the Dutch State loan obligation is estimated on a non-recurring basis utilizing discounted cash flows from the Dutch Strip Yield Curve.

Policy loans: The fair value of policy loans is equal to the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value (“NAV”) information, as provided by the investee.

Other investments: The fair value of other investments is estimated based on the Company’s percentage of ownership of third-party appraised value for joint ventures and third-party appraised value for real estate. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value.

Investment contract liabilities:

With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for nonperformance risk. A margin for non-financial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contract holder and to the Company. The stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Short-term debt and Long-term debt: Estimated fair value of the Company’s short-term and long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating own credit risk.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company’s management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

6.	Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC and VOBA was as follows for the years ended December 31, 2011, 2010 and 2009:

	DAC	VOBA	Total
Balance at January 1, 2009	$6,626.8	$2,747.5	$9,374.3
Deferrals of commissions and expenses	821.8	18.5	840.3
Amortization:
Amortization(2)	(1,140.3)	(251.7)	(1,392.0)
Interest accrued(1)	234.8	104.9	339.7

Net amortization included in Consolidated Statements of Operations	(905.5)	(146.8)	(1,052.3)
Change in unrealized capital gains/losses on available-for-sale securities	(1,998.4)	(996.1)	(2,994.5)

Balance at December 31, 2009	4,544.7	1,623.1	6,167.8

Deferrals of commissions and expenses	630.2	28.7	658.9
Amortization:
Amortization(3)	(932.8)	(155.6)	(1,088.4)
Interest accrued(1)	238.3	103.5	341.8

Net amortization included in Consolidated Statements of Operations	(694.5)	(52.1)	(746.6)
Change in unrealized capital gains/losses on available-for-sale securities	(669.0)	(372.0)	(1,041.0)
Group reinsurance divestment	(0.8)	—	(0.8)

Balance at December 31, 2010	3,810.6	1,227.7	5,038.3

Deferrals of commissions and expenses	633.6	18.7	652.3
Amortization:
Amortization	(459.5)	(265.8)	(725.3)
Interest accrued(1)	238.2	100.1	338.3

Net amortization included in Consolidated Statements of Operations	(221.3)	(165.7)	(387.0)
Change in unrealized capital gains/losses on available-for-sale securities	(556.0)	(395.3)	(951.3)

Balance at December 31, 2011	$3,666.9	$685.4	$4,352.3

(1)

Interest accrued at the following rates for DAC: 2% to 8% during 2011, 3% to 8% during 2010, and 4% to 8% during 2009. Interest accrued at the following rates for VOBA: 3% to 7% during 2011, 3% to 7% during 2010, and 3% to 7% during 2009.

(2)	For 2009, includes loss recognition and related unlocking events for DAC and VOBA of $383.0 and $40.8, respectively.
(3)	For 2010, includes loss recognition events for DAC and VOBA of $149.5 and $9.1, respectively.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The estimated amount of VOBA amortization expense, net of interest, is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Year	Amount
2012	$75.2
2013	91.0
2014	89.1
2015	90.9
2016	87.4

7.	Reserves for Future Policy Benefits and Contract Owner Account Balances

Future policy benefits for individual participating traditional life insurance are based on the net level premium method, calculated using the investment yields, mortality, termination and expense assumptions appropriate at the time the policies were issued. Changes in or deviations from the assumptions used for mortality, morbidity, expected future premiums and interest can significantly affect the Company’s reserve levels and, accordingly, provisions for adverse deviation are built into the liability assumptions.

The method for determining the Company’s liabilities for individual and group annuity contracts vary by product type and are described in detail in the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.

The Company’s liability for future policy benefits is also inclusive of liabilities for guarantee benefits related to certain annuity contracts, which are discussed more fully in the Guaranteed Benefit Features note to these Consolidated Financial Statements.

Future policy benefits and contract owner account balances were as follows as of December 31, 2011 and 2010:

	2011	2010
Future policy benefits:
Traditional life insurance contracts	$7,266.5	$6,998.1
Individual & group annuities and supplementary contracts	16,543.6	15,083.3
Individual immediate annuities with life-contingent payouts	558.0	575.5
Other	1,944.5	1,910.2

Total	$26,312.6	$24,567.1

Contract owner account balances:
GICs	$5,398.6	$4,972.1
Universal life-type contracts:
Universal life contracts	16,555.5	16,531.1
Individual & group deferred annuity contracts	26,170.4	24,042.2
Individual immediate annuities without life-contingent payouts	655.7	750.2

Total universal life-type contracts	43,381.6	41,323.5
Individual and Group fixed annuities	12,059.3	11,498.4
Other	1,206.3	1,281.7

Total	$62,045.8	$59,075.7

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

8.	Guaranteed Benefit Features

While the Company ceased new sales of certain retail variable annuity products in March 2010, its currently-sold retail variable annuity contracts with separate account options guarantee the contract owner a return of no less than (i) total deposits made to the contract less any partial withdrawals, (ii) total deposits made to the contract less any partial withdrawals plus a minimum return, or (iii) the highest contract value on a specified date minus any withdrawals. These guarantees include benefits that are payable in the event of death, annuitization or at specified dates.

The Company also issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contract owner a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse (“no lapse guarantee”).

In addition, the Company’s Stabilizer and MCG products have guaranteed credited rates. Credited rates are set either quarterly or annually. Most contracts have a zero percent minimum credited rate guarantee, although some contracts have minimum credited rate guarantees up to 3% and allow the contract holder to select either the market value of the account or the book value of the account at termination. The book value of the account is equal to deposits plus interest, less any withdrawals. The fair value is estimated using the income approach.

The Company’s major source of income from guaranteed benefit features is the base contract mortality, expense, and guaranteed death and living benefit rider fees charged to the contract owner, less the costs of administering the product and providing for the guaranteed death and living benefits.

The Company’s retail variable annuity contracts offer one or more of the following guaranteed death and living benefits:

Guaranteed Minimum Death Benefits (GMDB)

•	Standard – Guarantees that, upon death, the death benefit will be no less than the premiums paid by the contract owner, adjusted for any contract withdrawals.

•

Ratchet – Guarantees that, upon death, the death benefit will be no less than the greater of (1) Standard or (2) the maximum contract anniversary (or quarterly anniversary) value of the variable annuity, adjusted for contract withdrawals.

•

Combo – Guarantees that, upon death, the death benefit will be no less than the greater of (1) Ratchet or (2) Rollup (Rollup guarantees that, upon death, the death benefit will be no less than the aggregate premiums paid by the contract owner accruing interest at the contractual rate per annum, adjusted for contract withdrawals, which is subject to a maximum cap on the rolled up amount.)

Guaranteed Minimum Income Benefit (GMIB)

Guarantees a minimum income payout upon annuitization, exercisable each contract anniversary on or after a specified date, in most cases the 10th rider anniversary.

•

For contracts issued before February 2003, the GMIB rider guarantees a minimum income payout determined based on a GMIB rollup amount equal to eligible premiums paid by the contract owner accruing interest at the contractual rate per annum, adjusted for contract withdrawals, which is subject to a maximum age cap (typically age 80) on the rolled up amount.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

•

For contracts issued during or after February 2003, the GMIB rider guarantees a minimum payout determined based on the greater of a (i) GMIB rollup amount or (ii) GMIB ratchet amount. The GMIB rollup amount is equal to the aggregate premiums paid by the contract owner accruing interest at the contractual rate per annum (“GMIB rollup rate”), adjusted for contract withdrawals, which may be subject to a maximum age cap on the rolled up amount. The ratchet amount is the maximum contract anniversary (or quarterly anniversary) value of the variable annuity, adjusted for contract withdrawals prior to age 90.

Eligible premiums are premiums and premium credits added within five years of the rider effective date. The GMIB rollup rates may vary (6.0% or 7.0%) depending on versions of the benefits. The maximum rollup amount was capped at 200%, 250%, or 300% depending on the versions of the benefits.

Guaranteed Minimum Accumulation Benefit (GMAB)

Guarantees that the account value will be at least 100% of the eligible premiums paid by the contract owner after 10 years, net of any contract withdrawals. In the past, the Company offered an alternative design that guaranteed the account value to be at least 200% of the eligible premiums paid by contract owners after 20 years.

Guaranteed Minimum Withdrawal Benefit and Guaranteed Minimum Withdrawal Benefit for Life (GMWB/GMWBL)

Guarantees an annual withdrawal amount for a specified period of time (GMWB) or life (GMWBL) that is calculated as a percentage of the benefit base that equals premium at the time of contract issue and may increase over time based on a number of factors, including a rollup percentage (7%, 6%, 5%, or 0%, depending on versions of the benefit) and ratchet frequency (primarily annual or quarterly, depending on versions). The percentage used to determine the guaranteed annual withdrawal amount may vary by age at first withdrawal and depends on versions of the benefit. A joint life-time withdrawal benefit option was available to include coverage for spouses. Most versions of the withdrawal benefit included reset and/or step-up features that may increase the guaranteed withdrawal amount in certain conditions. Earlier versions of the withdrawal benefit guarantee that annual withdrawals of up to 7.0% of eligible premiums may be made until eligible premiums previously paid by the contract owner are returned, regardless of account value performance. Asset allocation requirements apply at all times where withdrawals are guaranteed for life.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following assumptions and methodologies were used to determine the guaranteed reserves for retail variable annuity contracts at December 31, 2011 and 2010:

Area	2011 Assumptions/Basis for Assumptions	2010 Assumptions/Basis for Assumptions
Data used	Based on 1,000 investment performance scenarios.	Based on 1,000 investment performance scenarios.

Mean investment performance	GMDB: The mean investment performance varies by fund group. In general, the Company groups all separate account returns into 6 fund groups, and generate stochastic returns for each of these fund groups. The overall blended mean separate account return is 8.1%. The general account fixed portion is a small percentage of the overall total.	GMDB: The mean investment performance varies by fund group. In general, the Company groups all separate account returns into 6 fund groups, and generate stochastic returns for each of these fund groups. The overall blended mean separate account return is 8.1%. The general account fixed portion is a small percentage of the overall total.
	GMIB: the overall blended mean is 8.1% based on a single fund group	GMIB: The overall blended mean is 8.1% based on a single fund group
	GMAB/GMWB/GMWBL: Zero rate curve	GMAB/GMWB/GMWBL: Zero rate curve

Volatility	GMDB: 15.8%	GMDB: 15.8%
	GMIB: 16.5%	GMIB: 16.5%
	GMAB/GMWB/GMWBL: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.	GMAB/GMWB/GMWBL: Implied volatilities through the first 5 years and then a blend of implied and historical thereafter.

Mortality	Depending on the type of benefit and gender, the Company uses the Annuity 2000 basic table with mortality improvement through 2011, further adjusted for company experience.	Depending on Guaranteed Living Benefit Type, product, and issue year, the Company uses 55% to 80% of the SoA 90-95 ultimate mortality table. This percentage grades to 100% over the ages of 80 to 120.

Lapse rates	Vary by contract type, share class, time remaining in the surrender charge period and in-the -moneyness.	Vary by contract type and duration.

Discount rates	GMDB/GMIB: 5.5%	GMDB/GMIB: 5.5%
	GMAB/GMWB/GMWBL: Zero rate curve plus adjustment for nonperformance risk; nonperformance risk varies between 0.95% and 1.65% based on term structure.	GMAB/GMWB/GMWBL: Zero rate curve plus adjustment for nonperformance risk; nonperformance risk varies between 1.5% and 2.6% based on term structure.

Variable annuity contracts containing guaranteed minimum death and living benefits expose the Company to equity risk. With the decline in the equity markets, the Company has exposure to increasing claims due to the guaranteed minimum benefits. On the other hand, with an increase in the equity markets, the Company’s exposure to risks associated with the guaranteed minimum benefits generally decreases. In order to mitigate the risk associated with guaranteed death and living benefits, the Company enters into reinsurance agreements and derivatives positions on various public market indices chosen to closely replicate contract owner variable fund returns.

The calculation of the GMDB and GMIB liabilities assumes dynamic surrenders and GMIB liabilities also assume dynamic utilization of the guaranteed benefit feature.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The liabilities for variable life and universal life contracts, as well as variable annuity contracts containing guaranteed minimum death and living benefits, are recorded in separate account liabilities as follows as of December 31, 2011 and 2010. The separate account liabilities may include more than one type of guarantee. These liabilities are subject to the requirements for additional reserve liabilities under ASC Topic 944, which are recorded in the Company’s general account. The paid and incurred amounts were as follows for the years ended December 31, 2011, 2010 and 2009:

	Variable Life and Universal Life	GMDB	GMAB/ GMWB	GMIB	GMWBL	Stabilizer and MCGs(1)
Separate account liability at December 31, 2011	$582.3	$41,547.0	$1,182.9	$14,565.4	$15,081.2	$31,024.4

Separate account liability at December 31, 2010	$564.1	$46,996.0	$1,532.7	$16,437.6	$16,007.9	$27,286.9

Additional liability balance:
Balance at January 1, 2009	$919.4	$574.1	$206.0	$628.3	$1,492.4	$220.0
Incurred guaranteed benefits	449.8	84.4	(112.8)	120.0	(1,093.3)	(214.0)
Paid guaranteed benefits	(264.4)	(170.9)	—	—	—	—

Balance at December 31, 2009	1,104.8	487.6	93.2	748.3	399.1	6.0

Incurred guaranteed benefits	442.5	15.1	2.9	61.0	15.7	(3.0)
Paid guaranteed benefits	(318.3)	(124.3)	(10.6)	(40.0)	—	—

Balance at December 31, 2010	1,229.0	378.4	85.5	769.3	414.8	3.0

Incurred guaranteed benefits	589.6	258.7	44.8	586.3	1,729.2	218.0
Paid guaranteed benefits	(312.7)	(106.8)	(2.1)	(65.4)	—	—

Balance at December 31, 2011	$1,505.9	$530.3	$128.2	$1,290.2	$2,144.0	$221.0

(1)

The Separate account liability at December 31, 2011 and 2010 includes $24.2 billion and $21.6 billion, respectively, of externally managed assets, which are not reported on the Company’s Consolidated Balance Sheets.

The net amount at risk for the GMDB, GMAB and GMWB benefits is equal to the guaranteed value of these benefits in excess of the account values.

The net amount at risk for the GMIB and GMWBL benefits is equal to the excess of the present value of the minimum guaranteed annuity payments available to the contract owner over the current account value.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The separate account values, net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit for retail variable annuity contracts were as follows as of December 31, 2011 and 2010:

	2011
	In the Event of Death	At Annuitization, Maturity, or Withdrawal
	GMDB	GMAB/GMWB	GMIB	GMWBL
Annuity Contracts:
Minimum Return or Contract Value
Separate account value	$41,547.0	$1,182.9	$14,565.4	$15,081.2
Net amount at risk, net of reinsurance	$8,893.9	$70.7	$3,714.0	$2,046.3
Weighted average attained age	68	69	62	65

	2010
	In the Event of Death	At Annuitization, Maturity, or Withdrawal
	GMDB	GMAB/GMWB	GMIB	GMWBL
Annuity Contracts:
Minimum Return or Contract Value
Separate account value	$46,996.0	$1,532.7	$16,437.6	$16,007.9
Net amount at risk, net of reinsurance	$7,084.9	$58.1	$1,740.6	$292.8
Weighted average attained age	67	68	62	64

The net amount at risk for the secondary guarantees is equal to the current death benefit in excess of the account values.

The separate account values, net amount at risk, net of reinsurance, and the weighted average attained age of contract owners by type of minimum guaranteed benefit for universal life and variable life contracts were as follows as of December 31, 2011 and 2010:

	2011		2010
	Secondary Guarantees	Paid-up Guarantees	Secondary Guarantees	Paid-up Guarantees
Universal and Variable Life Contracts:
Account value (general and separate account)	$5,033.6	$—	$4,884.8	$—
Net amount at risk, net of reinsurance	$20,653.2	$—	$18,491.5	$—
Weighted average attained age	60	—	59	—

Account balances of contracts with guarantees invested in variable separate accounts were as follows as of December 31, 2011 and 2010:

	2011	2010
Equity securities (including mutual funds):
Equity funds	$31,047.3	$35,941.0
Bond funds	5,882.0	5,829.7
Balanced funds	4,692.2	5,259.8
Money market funds	1,137.2	1,237.3
Other	130.2	161.3

Total	$42,888.9	$48,429.1

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

9.	Reinsurance

The Company has reinsurance treaties covering a portion of the mortality risks and guaranteed death and living benefits under its life insurance and annuity contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

The Company reinsures its business through a diversified group of well capitalized, highly rated reinsurers. The Company monitors trends in arbitration and any litigation outcomes with its reinsurers. Collectability of reinsurance balances are evaluated by monitoring ratings and evaluating the financial strength of its reinsurers. Large reinsurance recoverable balances with offshore or other non-accredited reinsurers are secured through various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit.

As of December 31, 2011, the Company had $7.7 billion of net unaffiliated reinsurance recoverables, of which $3.1 billion, or 40.3%, were due from the Company’s largest unaffiliated reinsurer, Hannover Life Reassurance Company of America and Hannover Life Reassurance (Ireland) Limited (collectively, “Hannover Re”). As of December 31, 2010, the Company had $7.8 billion of net unaffiliated reinsurance recoverables, of which $3.1 billion, or 39.7%, were due from Hannover Re. The amounts due from Hannover Re were fully secured as of December 31, 2011 and 2010.

The Company had $467.2 and $609.6 of unsecured unaffiliated reinsurance recoverable balances at December 31, 2011 and 2010, respectively. These reinsurance recoverable balances are periodically assessed for uncollectability and there were no significant allowances for uncollectible reinsurance as of December 31, 2011 and 2010.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The amounts on the Consolidated Balance Sheets include the impact of reinsurance. Information regarding the effect of reinsurance is as follows as of December 31, 2011 and 2010:

	2011
	Direct	Assumed	Ceded	Total, Net of Reinsurance
Assets
Premiums receivable	$90.7	$391.5	$398.0	$84.2
Reinsurance recoverable	—	—	7,723.4	7,723.4

Total assets	$90.7	$391.5	$8,121.4	$7,807.6

Liabilities
Future policy benefits and claims reserves	$84,265.7	$4,092.7	$7,723.4	$80,635.0
Liability for funds withheld under reinsurance agreements	1,307.6	—	—	1,307.6

Total liabilities	$85,573.3	$4,092.7	$7,723.4	$81,942.6

	2010
	Direct	Assumed	Ceded	Total, Net of Reinsurance
Assets
Premiums receivable	$89.8	$409.3	$419.1	$80.0
Reinsurance recoverable	—	—	7,758.4	7,758.4

Total assets	$89.8	$409.3	$8,177.5	$7,838.4

Liabilities
Future policy benefits and claims reserves	$79,511.6	$4,131.2	$7,758.4	$75,884.4
Liability for funds withheld under reinsurance agreements	1,260.5	—	—	1,260.5

Total liabilities	$80,772.1	$4,131.2	$7,758.4	$77,144.9

Reinsurance recoverable was comprised of the following as of December 31, 2011 and 2010:

	2011	2010
Claims recoverable from reinsurers	$227.9	$266.2
Amounts due to reinsurers	(128.4)	(88.3)
Reinsurance reserves ceded	7,586.5	7,530.9
Other	37.4	49.6

Total	$7,723.4	$7,758.4

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The amounts in the Consolidated Statements of Operations include the impact of reinsurance. Information regarding the effect of reinsurance is as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Premiums:
Direct premiums	$1,999.2	$1,953.9	$1,855.3
Reinsurance assumed	1,329.2	1,526.3	1,779.8
Reinsurance ceded	(1,558.4)	(1,772.7)	(1,649.6)

Net premiums	$1,770.0	$1,707.5	$1,985.5

Universal life and investment-type product policy fees:
Direct universal life and investment-type product policy fees	$3,650.1	$3,590.7	$3,412.8
Reinsurance ceded	(6.0)	(6.1)	(6.9)

Net universal life and investment-type product policy fees	$3,644.1	$3,584.6	$3,405.9

Contract owner benefits and claims:
Direct contract owner benefits and claims	$6,347.8	$5,696.7	$5,912.9
Reinsurance assumed	1,333.2	780.1	1,662.1
Reinsurance ceded	(1,771.1)	(1,266.2)	(1,751.7)

Net contract owner benefits and claims	$5,909.9	$5,210.6	$5,823.3

Effective October 1, 1998, the Company disposed of a block of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln National Corporation (“Lincoln”) for $1.0 billion. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.2 billion and $2.3 billion at December 31, 2011 and 2010, respectively, is related to the reinsurance recoverable from the subsidiary of Lincoln under this reinsurance agreement.

Effective January 1, 2009, the Company executed a Master Asset Purchase Agreement (the “MPA”) with respect to its individual reinsurance business with Scottish Re Group Limited, Scottish Holdings, Inc., Scottish Re (U.S.), Inc., Scottish Re Life (Bermuda) Limited and Scottish Re (Dublin) Limited (collectively, “Scottish Re”) and Hannover Life Reassurance Company of America and Hannover Life Reassurance (Ireland) Limited (collectively, “Hannover Re”). Pursuant to the MPA, the Company recaptured all business then-reinsured to Scottish Re, and immediately ceded 100% of such business to Hannover Re on a modified coinsurance, funds withheld, and coinsurance basis, which resulted in no gain or loss. The Company will remain obligated to maintain collateral for certain reserve requirements of the business transferred from the Company to Hannover Re for the duration of such reserve requirements or until the underlying reinsurance contracts are novated to Hannover Re or Hannover Re puts into place its own collateral for such reserve requirements. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $3.1 billion as of December 31, 2011 and 2010, is related to the reinsurance recoverable from Hannover Re under this reinsurance agreement.

Effective January 1, 2010, the Company disposed of several blocks of its reinsurance business under coinsurance agreements (the “Reinsurance Agreements”) with various subsidiaries of Reinsurance Group of America Incorporated (collectively, “RGA”) (the “RGA Transaction”). Pursuant to the RGA Transaction, RGA paid a ceding commission of $129.8 and undertook to novate the underlying reinsurance agreements. Under the terms of the Reinsurance Agreements, the Company ceded to RGA 100% of the liabilities related to various blocks of

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

business, including Group Life, Accident and Special Risk, Medical, Managed Care, and Long-term Disability contracts. RGA established trusts with initial assets of $625.4 to secure its obligations to the Company under the reinsurance transaction. The trusts were to remain funded until such time as the remaining liabilities under the reinsurance agreements fell beneath a set threshold.

At December 31, 2011, due primarily to novations, there were no remaining trust funding requirements. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $11.1 as of December 31, 2011 is related to the reinsurance recoverable from RGA under this reinsurance agreement.

10.	Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of cost over the estimated fair value of net assets acquired. As of December 31, 2011 and 2010, the Company had $31.1 in goodwill allocated to the Investment Management segment. There is no accumulated impairment balance associated with this goodwill. The Company performs the Step 1 goodwill impairment analysis annually as of October 1 and more frequently if facts and circumstances indicate that goodwill may be impaired.

Other Intangible Assets

The Company has the following assets included in Other intangible assets, which have been capitalized and are amortized over their expected economic lives.

The Company recorded Value of Management Contracts (“VMCR”) from the acquisition of Reliastar in 2000 that represent the right by the mutual fund advisor company to manage the assets that are held in the mutual funds business.

Customer relationship lists from the acquisition of CitiStreet, LLC in 2008 represent Value of Customer Relationship Acquired (“VOCRA”) for contracts with customers that were in place at the time of the acquisition.

In addition, computer software that has been purchased or generated internally for own use is stated at cost, less amortization and any impairment losses. Amortization is calculated on a straight-line basis over its useful life. When assessing potential impairment, the unamortized capitalized costs are compared with the net realizable value of the computer software. The amount by which the unamortized capitalized costs exceed the net realizable value is written off. Based on this methodology, the Company determined there were no software impairments in 2011, 2010, and 2009.

Other intangible assets were as follows at December 31, 2011 and 2010:

	Weighted Average Amortization Lives	2011			2010
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Management contract rights	20 years	$550.0	$311.6	$238.4	$550.0	$284.2	$265.8
Customer relationship lists	20 years	115.8	27.0	88.8	115.8	20.1	95.7
Computer software	3 years	459.0	434.8	24.2	456.2	412.3	43.9

Total intangible assets		$1,124.8	$773.4	$351.4	$1,122.0	$716.6	$405.4

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Amortization expense related to intangible assets was $59.8, $64.5, and $69.7 for the years ended December 31, 2011, 2010 and 2009, respectively. The estimated amortization of intangible assets are as follows:

Year	Amount
2012	$50.4
2013	41.8
2014	37.3
2015	36.8
2016	36.0
Thereafter	149.1

$351.4

Amortization of intangibles assets is included in the Consolidated Statements of Operations in Operating expenses.

The Company does not have any indefinite-lived intangibles other than goodwill.

11.	Shareholder’s Equity and Dividend Restrictions

Common Stock

The following table presents a roll-forward of changes in Common Stock issued and outstanding for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Common stock, January 1	100,207	100,207	100,207
Common stock issued	—	—	—
Common stock acquired	—	—	—
Stock-based compensation programs	—	—	—

Common stock, December 31	100,207	100,207	100,207
Common stock held in treasury, December 31	—	—	—

Common stock issued and outstanding, December 31	100,207	100,207	100,207

Statutory Equity and Income

Each of ING U.S., Inc.’s wholly owned U.S. insurance subsidiaries is subject to minimum risk-based capital (“RBC”) requirements established by the insurance departments of their applicable state of domicile. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Each of ING U.S., Inc.’s U.S. insurance subsidiaries exceeded the minimum RBC requirements for all periods presented herein.

Each of ING U.S., Inc.’s wholly owned insurance subsidiaries is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its state of domicile. Statutory accounting practices primarily differ from U.S. GAAP by charging policy

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the insurance department of an insurance company’s state of domicile, the entire amount or a portion of an insurance company’s asset balance can be non-admitted based on the specific rules regarding admissibility.

Statutory net income (loss) for the three years ended December 31, 2011, 2010, and 2009 and statutory capital and surplus for the two years ended as of December 31, 2011 and 2010 of ING U.S., Inc.’s primary wholly owned insurance subsidiaries is as follows:

	Statutory Net Income (Loss)			Statutory Capital and Surplus
	2011	2010	2009	2011	2010
Subsidiary Name (State of Domicile):
ING USA Annuity and Life Insurance Company (IA)	$386.0	$(384.4)	$(627.5)	$2,222.0	$1,724.7
ING Life Insurance and Annuity Company (“ILIAC”) (CT)	194.4	66.0	271.6	1,931.9	1,688.3	(1)
Security Life of Denver Insurance Company (“SLD”)(CO)	175.2	(339.9)	23.7	1,519.5	1,457.0
ReliaStar Life Insurance Company (“RLIC”) (MN)	(83.0)	(234.2)	(92.5)	2,104.3	2,078.1	(2)

(1)

As prescribed by statutory accounting practices, ILIAC statutory surplus as of December 31, 2010 included the impact of $150.0 capital contribution received by ILIAC from its immediate parent, Lion Connecticut Holdings, Inc. (“Lion”), on February 18, 2011.

(2)

As prescribed by statutory accounting practices, RLIC statutory surplus as of December 31, 2010 included the impact of $50.0 capital contribution received by RLIC from its immediate parent, Lion, on February 18, 2011.

Dividend Restrictions

The states in which the principal insurance subsidiaries of ING U.S., Inc. are domiciled impose certain restrictions on the subsidiaries’ ability to pay dividends to their parent. These restrictions are based in part on the prior year’s statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or “extraordinary” dividends, are subject to approval by the insurance commissioner of the state of domicile of the insurance subsidiary proposing to pay the dividend.

Under the insurance laws applicable to ING U.S., Inc.’s subsidiaries domiciled in Connecticut, Colorado, Indiana, Iowa and Minnesota, an “extraordinary” dividend or distribution is defined as a dividend or distribution that, together with other dividends and distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer’s policyholder surplus as of the preceding December 31, or (ii) the insurer’s net gain from operations for the twelve-month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. New York has similar restrictions, except that New York’s statutory definition of “extraordinary” dividend or distribution is an aggregate amount in any calendar year that exceeds the lesser of (i) 10% of policyholder’s surplus for the twelve-month period ending the preceding December 31, or (ii) the insurer’s net gain from operations for the twelve-month period ending the preceding December 31, not including realized capital gains. The laws and regulations of some of the domiciliary states also prohibit an insurer from declaring or paying a dividend except out of its earned surplus or require the insurer to obtain regulatory approval before it may do so.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Dividends and return of capital distributions paid by each of the Company’s principal wholly owned insurance subsidiaries to its parent is as follows for the years ended December 31, 2011, 2010 and 2009:

	Dividends Paid			Return of Capital Distribution
	2011	2010	2009	2011	2010	2009
Subsidiary Name (State of Domicile):
ING USA Annuity and Life Insurance Company (IA)	$—	$—	$—	$—	$—	$—
ING Life Insurance and Annuity Company (CT)(1)	—	203.0	—	—	—	—
Security Life of Denver Insurance Company (CO)(2)	—	—	—	200.0	—	—
ReliaStar Life Insurance Company (MN)(3)	—	221.0	—	—	—	—

(1)	Connecticut Insurance Department approved ILIAC’s 2010 dividend.
(2)	Colorado Insurance Division approved SLD’s 2011 return of capital distribution.
(3)	Minnesota Insurance Division approved RLIC’s 2010 dividend.

12.	Accumulated Other Comprehensive Income (Loss)

Shareholder’s equity included the following components of AOCI as of December 31, 2011, 2010 and 2009:

	2011	2010	2009
Fixed maturities	$5,546.8	$2,924.2	$(1,502.6)
Equity securities, available-for-sale	33.2	75.6	31.6
Derivatives	172.6	1.4	(0.3)
DAC/VOBA adjustment on available-for-sale securities	(2,202.3)	(1,251.0)	(210.0)
Sales inducements adjustment on available-for-sale securities	(80.3)	(95.4)	(19.7)
Other investments	(33.2)	(38.8)	(15.6)

Unrealized capital gains (losses), before tax	3,436.8	1,616.0	(1,716.6)
Deferred income tax liability	(915.1)	(664.7)	349.2

Net unrealized capital gains (losses)	2,521.7	951.3	(1,367.4)
Pension and other post-employment benefits liability, net of tax	73.3	22.0	24.5

Accumulated other comprehensive income (loss)	$2,595.0	$973.3	$(1,342.9)

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA, and tax were as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Fixed maturities	$2,457.2	$4,471.5	$8,632.4
Equity securities, available-for-sale	(42.4)	44.0	88.4
Derivatives	171.2	1.7	5.7
DAC/VOBA adjustment on available-for-sale securities	(951.3)	(1,041.0)	(2,994.5)
Sales inducements adjustment on available-for-sale securities	15.1	(75.7)	(235.3)
Other investments	5.6	(23.2)	(43.8)

Change in unrealized gains/losses on securities, before tax	1,655.4	3,377.3	5,452.9
Deferred income tax asset/liability	(192.5)	(1,029.5)	(2,192.9)

Change in unrealized gains/losses on securities, after tax	1,462.9	2,347.8	3,260.0

Change in other-than-temporary impairment losses, before tax	165.4	(44.7)	(346.8)
Deferred income tax asset/liability	(57.9)	15.6	121.4

Change in other-than-temporary impairment losses, after tax	107.5	(29.1)	(225.4)

Pension and other post-employment benefit liability, before tax	78.9	(3.9)	39.1
Deferred income tax asset/liability	(27.6)	1.4	(13.7)

Pension and other post-employment benefit liability, after tax	51.3	(2.5)	25.4

Net change in Accumulated other comprehensive income (loss), after tax	$1,621.7	$2,316.2	$3,060.0

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Net unrealized capital holding gains arising during the period(1)	$1,214.5	$1,953.6	$3,043.5
Less: reclassification adjustment for gains (losses)and other items included in Net income (losses)(2)	31.1	(213.6)	(241.1)
Change in deferred tax asset valuation allowance	387.0	151.5	(250.0)

Net change in unrealized capital gains on securities	$1,570.4	$2,318.7	$3,034.6

(1)	Pretax unrealized capital holding gains (losses) arising during the year were $1,868.6, $3,004.1, and $4,731.3, for the years ended December 31, 2011, 2010, and 2009, respectively.
(2)

Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $47.8, $(328.5), and $(374.6), for the years ended December 31, 2011, 2010, and 2009, respectively.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

13.	Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Current tax (benefit) expense:
Federal	$(18.0)	$(384.0)	$89.0
State	(22.0)	(15.0)	6.0

Total current tax (benefit) expense	(40.0)	(399.0)	95.0

Deferred tax expense:
Federal	213.0	568.0	(393.0)
State	2.0	2.0	—

Total deferred tax expense (benefit)	215.0	570.0	(393.0)

Total income tax expense (benefit)	$175.0	$171.0	$(298.0)

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Income (loss) before income taxes	$277.8	$37.8	$(1,108.6)
Tax rate	35.0%	35.0%	35.0%

Income tax expense (benefit) at federal statutory rate	97.2	13.2	(388.0)
Tax effect of:
Valuation allowance	175.0	547.0	90.0
Dividend received deduction	(74.0)	(108.0)	(65.0	)(1)
Audit settlement	13.0	(312.0)	4.0	(1)
Loss on extinguishment of debt	—	38.0	—
State tax expense (benefit)	17.0	(6.0)	(1.0	)(1)
Non-controlling interest	(67.0)	4.0	73.0	(1)
Tax credits	(19.0)	(19.0)	(17.0	)(1)
Non-deductible expenses	32.0	13.0	14.0	(1)
Other	0.8	0.8	(8.0	)(1)

Income tax expense (benefit)	$175.0	$171.0	$(298.0)

(1)	These amounts were allocated to Other comprehensive income in accordance with the exception described in ASC 740-20-45-7.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010, are presented below:

	2011	2010
Deferred tax assets
Loss carryforwards	$1,901.0	$1,331.0
Investments	1,590.0	2,245.0
Insurance reserves	1,594.0	1,359.0
Compensation and benefits	452.0	436.0
Other	246.0	495.0

Total gross assets before valuation allowance	5,783.0	5,866.0
Less: Valuation allowance	(2,875.0)	(3,087.0)

Assets, net of valuation allowance	2,908.0	2,779.0
Deferred tax liabilities
Net unrealized investment gains	(1,861.0)	(750.0)
Deferred policy acquisition costs	(1,494.0)	(1,775.0)
Other	(66.0)	(280.0)

Total gross liabilities	(3,421.0)	(2,805.0)

Net deferred income tax liability	$(513.0)	$(26.0)

The following table sets forth the federal, state and capital loss carryforwards for tax purposes at December 31, 2011 and 2010:

	2011	2010
Federal net operating loss carryforward(1)	$4,084.0	$3,097.0
State net operating loss carryforward(1)	1,383.0	1,427.0
Federal tax capital loss carryforward(2)	880.0	143.0
Credit carryforward(3)	121.0	75.0

(1)	These net operating loss carryforwards expire from 2012 to 2031.
(2)	Expires between 2013 and 2016.
(3)	Expires between 2013 and 2031.

The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets represent the tax benefit of future deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

•	The nature and character of the deferred tax assets and liabilities;

•	The nature and character of income by life and non-life subgroups;

•	Income in non-U.S. companies;

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

•	Taxable income in prior carryback years;

•	Projected future taxable income, exclusive of reversing temporary differences;

•	Projected future reversals of existing temporary differences;

•	The length of time carryforwards can be utilized;

•	Carryforwards; and

•	Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

The Company has recorded valuation allowances related to the tax benefit of certain federal and state net operating losses, realized capital losses on investments and certain other deferred tax assets.

For the years ended December 31, 2011, 2010 and 2009, the (decreases) increases in the valuation allowances were $(212.0), $395.5, and $340.0 respectively. In addition, in 2009 the Company had a $(385.0) decrease to the valuation allowance related to a cumulative effect of a change in accounting principle. In 2011, 2010 and 2009, there were increases of $175.0, $547.0, and $90.0, respectively, in the valuation allowance that were allocated to continuing operations and increases (decreases) of $(387.0), $(151.5) and $250.0, respectively, that were allocated to other comprehensive income. For 2011 and 2010, the amounts allocated to continuing operations were primarily the result of increasing negative evidence that caused a change in judgment regarding the ability to realize deferred tax assets in future years. For 2011 and 2010, the valuation allowances allocated to Other comprehensive income were directly related to the appreciation of the Company’s available-for-sale portfolio during those years and not due to changes in expectations of taxable income in future periods.

For 2009, the Company followed the exception described in ASC 740-20-45-7. In addition, the amount of the valuation allowance allocated to continuing operations was caused by a change in judgment regarding the beginning of the year deferred tax asset.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits were as follows for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
Balance at beginning of period	$197.0	$405.0	$441.0
Additions for tax positions related to current year	7.0	7.0	10.0
Additions for tax positions related to prior years	—	118.0	41.0
Reductions for tax positions related to prior years	(25.0)	(351.0)	(52.0)
Reductions for settlements with taxing authorities	(105.0)	18.0	(35.0)

Balance at end of period	$74.0	$197.0	$405.0

The Company had $24.0, $49.0, and $362.6 of unrecognized tax benefits as of December 31, 2011, 2010 and 2009, respectively, which would affect the Company’s effective rate if recognized.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes interest expense and penalties, if applicable, related to unrecognized tax benefits in tax expense net of federal income tax. The total amounts of gross accrued interest and penalties on the Company’s Consolidated Balance Sheets as of December 31, 2011 and 2010 were $23.0 and $35.0, respectively. The Company recognized gross interest expense (benefit)related to unrecognized tax in its Consolidated Statements of Operations of $(7.0), $(51.0) and $7.0 for the years ended December 31, 2011, 2010 and 2009, respectively.

Tax Regulatory Matters

The Income tax expense for 2010 reflected nonrecurring favorable adjustments, resulting from a reduction in the tax liability that was no longer deemed necessary based on the results of the IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company’s positions.

The Company settled a New York State audit in 2009 and a Connecticut State audit in 2010. The Connecticut state audit resulted in a reduction of the state net operating loss carryforward by $1.3 billion for which a valuation allowance had been established.

In March 2011, the IRS completed its examination of the Company’s returns through tax year 2009. The Company is currently under audit by the IRS for tax years 2010 through 2012 and it is expected that the examination of tax year 2010 will be finalized within the next twelve months. The Company is also under examination by various state agencies.

The Company does not expect any material changes to the unrecognized tax benefits within the next year. The Company and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2010 through 2012.

14.	Employee Benefit Arrangements

Pension, Other Postretirement Benefit Plans and Other Benefit Plans

ING U.S., Inc. subsidiaries maintain both qualified and non-qualified defined benefit pension plans (the “Plans”). These plans generally cover all employees and certain sales representatives who meet specified eligibility requirements. Pension benefits are based on a formula using compensation and length of service of employees at retirement. Annual contributions are paid to the Plans at a rate necessary to adequately fund the accrued liabilities of the Plans calculated in accordance with legal requirements. The Plans comply with applicable regulations concerning investments and funding levels.

The ING Americas Retirement Plan (the “Retirement Plan”) is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation (“PBGC”). The Retirement Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the acquisition of CitiStreet LLC. Effective January 1, 2009, the Retirement Plan was amended also to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

Beginning January 1, 2012, the Retirement Plan will use a cash balance pension formula instead of a final average pay (“FAP”) formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan’s current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon the sponsoring company’s approval November 10, 2011, resulting in an $83.6 decrease to the benefit obligation.

In addition to providing qualified retirement benefit plans, the Company provides certain supplemental retirement benefits to eligible employees, non-qualified pension plans for insurance sales representatives who have entered into a career agent agreement and certain other individuals. These plans are non-qualified defined benefit plans which means all benefits are payable from the general assets of the sponsoring company. The defined benefit plan for sales representatives was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The Company also offers deferred compensation plans for eligible employees, eligible career agents and certain other individuals who meet the eligibility criteria. The Company’s deferred compensation commitment for employees is recorded on the Consolidated Balance Sheets in Other liabilities and totaled $261.1 and $293.2 for the years ended December 31, 2011 and 2010, respectively.

ING U.S., Inc. subsidiaries also provide other post-employment and post-retirement employee benefits to certain employees. These are primarily post-retirement healthcare and life insurance benefits to retired employees and other eligible dependents and post-employment/pre-retirement plans provided to employees and former employees. In 2008, the post-retirement healthcare plan was contributory, with retiree contribution levels adjusted annually. Beginning August 1, 2009, ING U.S., Inc. subsidiaries moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. ING U.S., Inc. subsidiaries subsidize a portion of the monthly per-participant premium for some retirees age 65 and older. This change had a minimal impact on the Consolidated Financial Statements.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Obligations, Funded Status and Net Periodic Benefit Costs

The following tables set forth a reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets, as well as the funded status of the Company’s defined benefit pension and postretirement healthcare benefit plans for the years ended December 31, 2011 and 2010:

	Pension Plans		Other Postretirement Benefits
	2011	2010	2011	2010
Change in benefit obligation:
Benefit obligations, January 1	$1,787.7	$1,597.8	$55.8	$60.8
Service cost	37.5	38.7	(2.1)	—
Interest cost	95.0	93.2	2.6	2.7
Plan participants’ contribution	—	—	0.2	0.2
Net actuarial (gains) losses	193.0	139.0	(5.4)	(1.6)
Early retiree reinsurance program payments	—	—	0.3	—
Prescription drug subsidies	—	—	0.6	1.0
Benefits paid	(80.1)	(77.6)	(6.0)	(7.3)
Plan amendments	(83.6)	—	—	—
Curtailments	—	(3.4)	—	—
Settlements	(4.3)	—	—	—

Benefit obligations, December 31	1,945.2	1,787.7	46.0	55.8

Change in plan assets:
Fair value of plan net assets, January 1	993.6	870.9	—	—
Actual return on plan assets	111.2	157.1	—	—
Employer contributions	173.1	43.2	4.9	6.1
Plan participants’ contributions	—	—	0.2	0.2
Benefits paid	(80.1)	(77.6)	(5.1)	(6.3)
Settlements	(4.3)	—	—	—

Fair value of plan net assets, December 31	1,193.5	993.6	—	—

Unfunded status at end of year(1)	$(751.7)	$(794.1)	$(46.0)	$(55.8)

(1)

Funded status is not indicative of the Company’s ability to pay ongoing pension benefits or of its obligation to fund retirement trusts. Required pension funding is determined in accordance with ERISA regulations.

Amounts recognized on the Consolidated Balance Sheets and AOCI were as follows as of December 31, 2011 and 2010:

	Pension Plans		Other Postretirement Benefits
	2011	2010	2011	2010
Amounts recognized in the Consolidated Balance Sheets consist of:
Accrued benefit cost	$(751.7)	$(794.1)	$(46.0)	$(55.8)

Net amount recognized	$(751.7)	$(794.1)	$(46.0)	$(55.8)

Accumulated other comprehensive loss (income):
Prior service cost (credit)	$(81.0)	$1.3	$(31.7)	$(35.1)
Tax effect	28.3	(0.5)	11.1	12.3

Accumulated other comprehensive loss (income), net of tax	$(52.7)	$0.8	$(20.6)	$(22.8)

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Information for pension and other postretirement benefit plans with a projected benefit obligation and an accumulated benefit obligation in excess of plan assets was as follows as of December 31, 2011 and 2010:

	Pension Plans		Other Postretirement Benefits
	2011	2010	2011	2010
Projected benefit obligation	$1,945.2	$1,787.7	$46.0	$55.8
Accumulated benefit obligation	1,929.3	1,715.2	N/A	N/A
Fair value of plan assets	1,193.5	993.6	—	—

Components of Periodic Net Benefit Cost

Net periodic pension cost and net periodic other postretirement benefit plan cost consist of the following:

•	Service Cost: Service cost represents the increase in the projected benefit obligation as a result of benefits payable to employees on service rendered during the current year.

•	Interest Cost (on the Liability): Interest cost represents the increase in the amount of projected benefit obligation at the end of each year due to the time value adjustment.

•	Expected Return on Plan Assets: Expected return on plan assets represents the anticipated return earned by the pension fund assets in a given year.

•

Net Loss (Gain) Recognition: Actuarial gains and losses occur as a result of differences between actual and expected experience on pension plan assets or projected benefit obligation during a given period. The Company’s accounting policy is to immediately recognize all actuarial gains (losses) on the qualified and nonqualified retirement plans as well as the other post retirement benefit plans.

•

Amortization of Prior Service Cost: This cost represents the recognition of increases or decreases in pension (other postretirement) benefit obligation as a result of changes in plans or initiation of new plans. The increases or decreases in obligation are recognized in AOCI at the time of the particular amendment. The costs are then amortized to pension (other postretirement benefit) expense over the expected service years of the covered employees.

The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) were as follows for the years ended December 31, 2011, 2010 and 2009:

	Pension Plans			Postretirement Benefits
	2011	2010	2009	2011	2010	2009
Net Periodic (Benefit) Costs:
Service cost	$37.5	$38.7	$38.7	$(2.1)	$—	$0.1
Interest cost	95.0	93.2	89.9	2.6	2.7	5.1
Expected return on plan assets	(81.6)	(70.3)	(68.0)	—	—	—
Amortization of prior service cost (credit)	(1.3)	0.4	0.5	(3.4)	(4.4)	(2.4)
Loss recognized due to curtailments	—	3.5	6.1	—	—	—
Net loss (gain) recognition	163.3	45.4	2.8	(5.5)	(1.4)	(11.5)

Net periodic (benefit) costs	212.9	110.9	70.0	(8.4)	(3.1)	(8.7)

Other Changes in Plan Assets and Benefit Obligations Recognized in AOCI:
Prior service cost (credit)	(83.6)	—	—	—	—	(39.6)
Amortization of prior service (credit) cost	1.3	(0.4)	(0.5)	3.4	4.4	2.4
The effect of any curtailment or settlement	—	(0.1)	(0.3)	—	—	(1.1)

Total recognized in AOCI	(82.3)	(0.5)	(0.8)	3.4	4.4	(38.3)

Total recognized in net periodic (benefit) costs and AOCI	$130.6	$110.4	$69.2	$(5.0)	$1.3	$(47.0)

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The estimated prior service cost for the pension plans and other postretirement benefit plans are amortized from AOCI into net periodic (benefit) cost. Such amounts included in AOCI and expected to be recognized as components of periodic (benefit) cost in 2012 are as follows:

	Pension Plans	Other Postretirement Benefits
Amortization of prior service cost (credit)	$(11.5)	$(3.4)

Assumptions

The weighted-average assumptions used in determining benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefits
	2011	2010	2011	2010
Discount rate	4.75%	5.5%	4.75%	5.5%
Rate of compensation increase	4.0%	4.0%	N/A	N/A

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries including a discounted cash flow analysis of the Company’s pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.75% was the appropriate discount rate as of December 31, 2011 to calculate the Company’s accrued benefit liability. Accordingly, the 4.75% discount rate will also be used to determine the Company’s 2012 pension expense. The decrease in the discount rate at December 31, 2011 was driven by the general decrease in yields of high-grade corporate bonds over the last calendar year.

The weighted-average assumptions used in determining net benefit cost were as follows:

	Pension Plans			Other Postretirement Benefits
	2011	2010	2009	2011	2010	2009
Discount rate	5.5%	6.0%	6.0%	5.5%	6.0%	6.0%
Rate of compensation increase	4.0%	3.0%	1.5%	N/A	N/A	N/A
Expected rate of return on plan assets	7.5%	8.0%	8.0%	N/A	N/A	N/A

The weighted average assumptions used in calculating the net benefit cost for 2011 were, as indicated above, a 5.5% discount rate and a 4.0% rate of compensation increase. The expected return on plan assets is updated at least annually, taking into consideration the Plan’s asset allocation, historical returns on the types of assets held in the Fund, and the current economic environment. Based on these factors, it is expected that the Fund’s assets will earn an average percentage per year over the long term. This estimation is based on an active return on a compound basis, with a reduction for administrative expenses and non-ING investment manager fees paid from the Fund. For estimation purposes, it is assumed the long-term asset mix will be consistent with the current mix. Changes in the asset mix could impact the amount of recorded pension income or expense, the funded status of the Plan, and the need for future cash contributions.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical rate within the other post retirement benefit plan is 7.5%, decreasing gradually to 5.5% over the next five years with an ultimate trend rate of 5.0%.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Assumed healthcare cost trend rates may have a significant effect on the amounts reported for healthcare plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on the aggregate of service and interest cost components	$0.1	$(0.1)
Effect on accumulated postretirement benefit obligation	2.4	(2.1)

Plan Assets

The Retirement Plan is the only defined benefit plan with plan assets in a trust. The primary financial objective of the Retirement Plan is to secure participant retirement benefits. As such, the key objective in the Retirement Plan’s financial management is to promote stability and, to the extent appropriate, growth in funded status (i.e. the ratio of market value of assets to liabilities). The investment strategy for the Retirement Plan’s portfolio of assets (“the Fund”) balances the requirement to generate returns with the need to control risk. The asset mix is recognized as the primary mechanism to influence the reward and risk structure of the Fund in an effort to accomplish the Retirement Plan’s funding objectives. Desirable target allocations amongst identified asset classes are set and within each asset class, careful consideration is given to balancing the portfolio among industry sectors, geographies, interest rate sensitivity, economic growth, currency and other factors affecting investment returns. The assets are managed by professional investment firms. They are bound by mandates and are measured against benchmarks. Consideration is given to balancing security concentration, investment style, and reliance on particular active investment strategies, among other factors. The Company reviews its asset mix of the Fund on a regular basis. Generally, the pension committee of the Company will rebalance the Fund’s asset mix to the target mix as individual portfolios approach their minimum or maximum levels. However, the pension committee has the discretion to deviate from these ranges or to manage investment performance using different criteria.

Derivative contracts may be used for hedging purposes to reduce the Retirement Plan’s exposure to interest rate risk. Interest rate swaps and/or Treasury futures are used to manage the interest rate risk in the Retirement Plan’s fixed maturity portfolio. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods. The derivatives do not qualify for hedge accounting.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company’s pension plan’s target allocation range and actual asset allocation by asset category is presented in the table below:

	Actual Asset Allocation
	2011	2010
Equity securities:
Target allocation range	45%-70%	45%-70%
Large-cap domestic	28.1%	32.2%
Small/Mid-cap domestic	7.1%	8.2%
International	12.2%	14.7%
Other	4.0%	4.1%

Total equity securities	51.4%	59.2%

Fixed maturities:
Target allocation range	25%-40%	25%-40%
U.S. Treasuries and cash	18.0%	3.5%
U.S. government agencies and authorities	1.2%	—
U.S. corporate, state and municipalities	7.0%	8.1%
Residential mortgage-backed securities	9.3%	14.2%
Commercial mortgage-backed securities	1.8%	2.8%
Other asset-backed securities	1.1%	1.5%

Total fixed maturities	38.4%	30.1%

Other investments:
Target allocation range	6%-14%	6%-14%
Hedge funds	5.2%	5.3%
Real estate	5.0%	5.4%

Total other investments	10.2%	10.7%

Total	100.0%	100.0%

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The fair values of the pension plan assets at December 31, 2011 by asset class were as follows:

	2011
	Level 1	Level 2	Level 3(1)	Total
Assets
Cash and cash equivalents	$18.0	$—	$—	$18.0
Fixed maturities:
U.S. government bonds	102.7	—	—	102.7
U.S. corporate, state and municipalities	0.3	79.6	—	79.9
Foreign	—	12.2	—	12.2
Residential mortgage-backed securities	—	84.9	—	84.9
Commercial mortgage-backed securities	—	15.0	—	15.0
Other asset-backed securities	—	6.1	—	6.1
Equity securities:
Large-cap domestic	322.8	—	—	322.8
Mid-cap domestic	42.2	—	—	42.2
Small-cap domestic	42.2	—	—	42.2
Preferred	—	—	—	—
International	—	—	—	—
Other	—	—	—	—
Other investments:
Real estate(2)	—	—	62.0	62.0
Commingled funds(3)	—	146.1	—	146.1
Limited partnerships(4)	—	—	110.1	110.1
Private placements	—	14.3	—	14.3
Common collective trust:
Short-term investment fund(5)	—	134.1	—	134.1
Futures	3.1	—	—	3.1

Total	$531.3	$492.3	$172.1	$1,195.7

Liabilities
Derivative liability	$—	$1.4	$—	$1.4
Other liabilities	—	—	0.8	0.8

Total	$—	$1.4	$0.8	$2.2

(1)	Level 3 net assets accounted for 14.4% of total net assets measured at fair value on a recurring basis.
(2)

UBS Trumbull Property Fund (“UBS”) used the NAV to calculate fair value. UBS has a balance of $62.0 and is an actively managed core portfolio of equity real estate. The Fund has both relative and real return objectives. Its relative performance objective is to outperform the National Council of Real Estate investment Fiduciaries Open-End Diversified Core (“NFI_ODCE”) index over any given three-to-five-year period. The Fund’s real return performance objective is to achieve at least a 5% real rate of return (i.e., inflation-adjusted return), before advisory fees, over any given three-to-five-year period.

(3)

Commingled funds are comprised of two assets which use NAV to calculate fair value. Baillie Gifford Funds has a balance of $78.9 and uses a bottom up approach to stock picking. In determining the potential of a company, the fund manager analyzes industry background, competitive advantage, management attitudes and financial strength, and valuation. There are no redemption restrictions in the Baillie Gifford Funds. Silchester has a fund balance of $67.2 that has an investment objective to achieve long-term growth

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

primarily by investing in a diversified portfolio of equity securities of companies located in any country other than the United States. Silchester clients may contribute to and redeem moneys from the funds on a monthly basis as of the first business day of each month. Clients must notify Silchester at least six business days before the month-end to make a redemption request. Baillie Gifford and Silchester, as a normal course of business, enter into contracts (commitments) that contain indemnifications or warranties. The funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that have not yet occurred. Baillie Gifford and Silchester have no unfunded commitments.
(4)

Limited partnerships are comprised of three assets which use NAV to calculate fair value. Pantheon Europe has a balance of $12.8 and Pantheon USA has a balance of $39.6. Their strategy is to create a portfolio of high quality private equity funds, operating across Europe and diversified by stage, sector, geography, manager and vintage year. Magnitude Institutional, Ltd. (“MIL”) has a balance of $57.7 and is designed to realize appreciation in value primarily through the allocation of capital directly and indirectly among investment funds and accounts.

(5)

This category includes common collective trust funds invested in a short-term investment fund. The Short-term investment fund is designed to provide a rate of return by investing in a full range of high-quality, short-term money market securities. Participants redemptions in the Short-term investment fund were the result of the normal course of business, the Trustee permitted redemptions in cash. In order to control liquidity and realized losses on the sale of securities in the Short-term investment fund, requests for cash redemptions were not permitted where participants desired to exit the Short-term investment fund.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The fair values of the pension plan assets at December 31, 2010 by asset class were as follows:

	2010
	Level 1	Level 2	Level 3(1)	Total
Assets
Cash and cash equivalents	$31.5	$—	$—	$31.5
Fixed maturities:
U.S. government bonds	97.8	—	—	97.8
U.S. corporate, state and municipalities	—	86.8	—	86.8
Foreign	—	0.2	—	0.2
Residential mortgage-backed securities	—	43.2	—	43.2
Commercial mortgage-backed securities	—	6.8	—	6.8
Other asset-backed securities	—	10.0	—	10.0
Equity securities:
Large-cap domestic	215.8	—	—	215.8
Mid-cap domestic	87.6	—	—	87.6
Small-cap domestic	87.6	—	—	87.6
Preferred	0.3	—	—	0.3
International	0.1	—	—	0.1
Other	0.8	—	—	0.8
Other investments:
Real estate(2)	—	—	54.1	54.1
Commingled funds(3)	—	145.3	—	145.3
Limited partnerships(4)	—	—	93.3	93.3
Private placements	—	12.5	—	12.5
Common collective trust:
Short-term investment fund(5)	—	40.5	—	40.5

Total	$521.5	$345.3	$147.4	$1,014.2

Liabilities
U.S. government bonds-futures contracts	$8.4	$—	$—	$8.4
Derivative liability	—	11.3	—	11.3
Other liabilities	—	—	0.9	0.9

Total	$8.4	$11.3	$0.9	$20.6

(1)	Level 3 net assets accounted for 14.5% of total net assets measured at fair value on a recurring basis.
(2)

UBS Trumbull Property Fund (“UBS”) used the NAV to calculate fair value. UBS has a balance of $54.1 and is an actively managed core portfolio of equity real estate. The Fund has both relative and real return objectives. Its relative performance objective is to outperform the NFI_ODCE index over any given three-to-five-year period. The Fund’s real return performance objective is to achieve at least a 5% real rate of return (i.e., inflation-adjusted return), before advisory fees, over any given three-to-five-year period.

(3)

Commingled funds are comprised of two assets which use NAV to calculate fair value. Baillie Gifford Funds has a balance of $74.9 and uses a bottom up approach to stock picking. In determining the potential of a company, the fund manager analyzes industry background, competitive advantage, management attitudes and financial strength, and valuation. There are no redemption restrictions in the Baillie Gifford Funds. Silchester has a fund balance of $70.4 that has an investment objective to achieve long-term growth primarily by investing in a diversified portfolio of equity securities of companies located in any country

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

other than the United States. Silchester clients may contribute to and redeem moneys from the funds on a monthly basis as of the first business day of each month. Clients must notify Silchester at least six business days before the month-end to make a redemption request. Baillie Gifford and Silchester, as a normal course of business, enter into contracts (commitments) that contain indemnifications or warranties. The funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that have not yet occurred. Baillie Gifford and Silchester have no unfunded commitments.
(4)

Limited partnerships are comprised of three assets which use NAV to calculate fair value. Pantheon Europe has a balance of $11.6 and Pantheon USA has a balance of $29.3. Their strategy is to create a portfolio of high quality private equity funds, operating across Europe and diversified by stage, sector, geography, manager and vintage year. Magnitude Institutional, Ltd. (“MIL”) has a balance of $52.4 and is designed to realize appreciation in value primarily through the allocation of capital directly and indirectly among investment funds and accounts.

(5)

This category includes common collective trust funds invested in a short-term investment fund. The Short-term investment fund is designed to provide a rate of return by investing in a full range of high-quality, short-term money market securities. Participants redemptions in the Short-term investment fund were the result of the normal course of business, the Trustee permitted redemptions in cash. In order to control liquidity and realized losses on the sale of securities in the Short-term investment fund, requests for cash redemptions were not permitted where participants desired to exit the Short-term investment fund.

As described in the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements, pension plan assets are categorized into a three-level fair value hierarchy based upon the inputs available in valuating each of the assets. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The leveling hierarchy is applied to the pension plans assets as follows:

Cash and cash equivalents: Cash and cash equivalents are cash valued at carrying value held as collateral against interest rate swaps contract that overlay the pension plan assets and are classified as Level 1.

U.S. government bonds and corporate bonds and notes: Fair values for actively traded marketable bonds are determined based upon quoted market prices or dealer quotes and are classified as Level 1 assets. Corporate bonds, ABS, and U.S. agency bonds use observable pricing method such as matrix pricing, market corroborated pricing or inputs such as yield curves and indices. These investments are classified as Level 2.

Common stocks and preferred stocks: Fair values are based upon a quoted market price determined in an active market and are included in Level 1.

Real estate: Real estate is based on unobservable inputs. The fair value used relies on the investment manager’s own assumptions. These investments are included in Level 3. The fair value of the investment in this category has been estimated using the NAV per share.

Limited partnerships: Venture capital is classified as Level 3 because of the unobservable inputs valued by investment manager’s own assumptions. The fair value of the investment in this category has been estimated using the NAV per share.

Common collective trust and commingled funds: Common collective trusts and commingled funds are valued at quoted redemption values that represent the NAV of units held at year end which management has determined approximate fair values. These assets are included in Level 2. The fair value of the investment in this category has been estimated using the NAV per share.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Other bonds: MBS and private placements are classified as Level 2 because inputs other than quoted prices are observable for the asset or liability used.

Futures: Futures contract’s fair values are derived from unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1.

Derivative liabilities: Instrument’s fair value is derived from market observable inputs such as market corroborated pricing and are classified as Level 2.

The following table summarizes the change in fair value of the pension plan’s Level 3 assets and liabilities and transfers in and out of Level 3 for the years ended December 31, 2011 and 2010:

	2011
	Fair Value as of January 1	Actual Return on Plan Assets		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3	Transfers out of Level 3	Fair Value as of December 31
		Held at Year-end	Sold During Year
Other liabilities	$(0.9)	$—	$—	$0.1	$—	$—	$—	$—	$—	$(0.8)
Real estate	54.1	2.4	—	5.5	—	—	—	—	—	62.0
Limited partnerships	93.3	4.4	(0.1)	16.0	—	(3.5)	—	—	—	110.1

	$146.5	$6.8	$(0.1)	$21.6	$—	$(3.5)	$—	$—	$—	$171.3

	2010
	Fair Value as of January 1	Actual Return on Plan Assets		Purchases, Sales, Issuances, and Settlements	Transfers in to Level 3	Transfers out of Level 3	Fair Value as of December 31
		Held at Year-end	Sold During Year
Other liabilities	$(1.0)	$0.1	$—	$—	$—	$—	$(0.9)
Real estate	46.3	5.6	—	2.2	—	—	54.1
Limited partnerships	74.6	7.3	—	11.4	—	—	93.3

	$119.9	$13.0	$—	$13.6	$—	$—	$146.5

Expected Future Contributions and Benefit Payments

The expected benefit payments for the Company’s pension and postretirement plans to be paid for the years indicated are as follows:

	Pension Benefits	Other Postretirement Benefits Gross
2012	$91.1	$4.8
2013	92.3	4.4
2014	92.9	3.9
2015	95.1	3.5
2016	96.7	3.2
2017-2021	518.0	12.7

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company expects that it will make a cash contribution of approximately $101.2 to the qualified and non-qualified pension plans and approximately $4.8 to other postretirement plans in 2012.

Defined Contribution Plans

Certain of the Company’s subsidiaries sponsor defined contribution plans. The largest defined contribution plan is the ING Americas Savings Plan and ESOP (the “Savings Plan”). The assets of the Savings Plan are held in independently administered funds. Substantially all employees of the Company are eligible to participate, other than the Company’s agents. The Savings Plan is a tax qualified defined contribution and stock bonus plan, which includes an employee stock ownership plan component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pretax basis. The Company matches such pretax contributions, up to a maximum of 6% of eligible compensation, subject to IRS limits. All matching contributions are subject to a 4 year graded vesting schedule. All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. These plans do not give rise to balance sheet provisions, other than relating to short-term timing differences included in Other liabilities. The amount of cost recognized for the defined contribution pension plans for the years ended December 31, 2011, 2010 and 2009 was $38.2, $37.7, and $40.7, respectively, and is recorded in Operating expenses in the Consolidated Statements of Operations.

15.	Share-based Compensation

Description of Plans

Global Stock Option Plan: During 1997, ING Group approved the 1997 Phantom Plan within the ING Group Global Stock Option Plan (“GSOP”) for certain key employees. During 1999, ING Group amended the GSOP to provide for non-qualified options on ING Group common stock for certain key executives in the U.S. The term of the non-qualified options is a ten-year term and vest at a rate of one third per year over the first three years of the option life. Options are granted at fair market value of the underlying stock on the date of grant. ING Group ceased issuing options under the GSOP plan in 2004. While no new GSOP options will be awarded, previously granted GSOP options will remain in place until exercised, lapsed, forfeited, or cancelled. All GSOP options are fully vested.

Long-term Equity Ownership Plan: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan (“leo”). Under leo, participants are awarded both stock options and performance shares. Leo stock options are nonqualified options on ING Group shares in the form of American Depository Receipts (“ADRs”). The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

An option gives the recipient the right to purchase an ING Group share in the form of ADRs at a price equal to the fair market value of one ING Group share on the date of grant.

Leo performance shares are a contingent grant of ING Group stock and on vesting, the participant has the right to receive a cash amount equal to the closing price per ING Group share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Leo performance shares generally vest three years from the grant date, and can range from 0-200% of target based on ING’s Total Shareholder Return (“TSR”) relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

event of the participant’s death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares (“LSPP”) were granted on March 30, 2011 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADRs in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first (2012), second (2013) and third (2014) anniversary of the award date, provided the participants are still employed by ING. The Performance Shares are subject to two performance targets: Return on Equity (“ROE”) which is 80% of the total award granted and Employee Engagement which is 20% of the total award granted and is measured annually.

At the end of the specified performance period, the extent to which ING’s performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

Equity Compensation Plan: The Company provides certain key employees with Restricted American Depository Share (“ADS”) units to reward individual performance. ADS units are contingent grants of ING Group ADS’s based upon the financial performance of the Company for units granted. The ADS units are subject to a three-year vesting period from the date of grant. To vest, the participant must be actively employed on the vesting date.

Discretionary Bonus Deferral Shares

Commencing in 2010, ING Group introduced a Discretionary Bonus Deferral plan (“DBD”) to select employees which results in the participant receiving ING shares in the future. If an employee’s gross 2009 bonus (paid in 2010) was $71,500 or more, 1/3 of the total gross value was processed and paid in cash. The remaining 2/3 was deferred primarily in ING shares until vesting date. The recipients were granted a conditional right to a number of DBD shares on May 12, 2010. The DBD shares vest after three years of service on March 13, 2013, providing the participant is still actively employed by the Company.

In 2011 Deferred Shares (ING Shares) were awarded under LSPP related to the mandatory 2010 Incentive Compensation Plan (“ICP”) deferral of awards for employees who received an ICP payment greater than $132,700. The deferred amount starts at 10% and increases in steps of 10% depending upon the total ICP payout. The maximum deferral percentage is 50%. Deferred shares vest 1/3 on the first (2012), the second (2013) and third (2014) anniversary of the award date provided that participant is still employed by ING. There are no further performance conditions attached to the shares.

The Share-based compensation plans are denominated in ING stock.

Compensation Cost

Compensation expense related to the share-based compensation plans is recognized based on fair value and on the number of awards expected to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant. Differences in actual versus expected experience or changes in expected forfeitures are recognized in the period of change. Compensation expense is principally related to the issuance of stock options, performance shares, restricted stock units, and Discretionary bonus deferral shares. The majority of the awards granted are made in the first quarter of each year.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Compensation cost recognized and related income tax benefit for stock based compensation plans for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011		2010		2009
	Total Compensation Cost Recognized	Income Tax Benefit	Total Compensation Cost Recognized	Income Tax Benefit	Total Compensation Cost Recognized	Income Tax Benefit
Stock options	$9.3	$3.2	$14.7	$5.1	$20.4	$7.1
Restricted shares	12.1	4.3	15.5	5.4	20.9	7.3
Performance shares	29.3	10.3	11.3	4.0	14.6	5.1
Discretionary bonus deferral shares	10.1	3.5	5.8	2.0	—	—

Total	$60.8	$21.3	$47.3	$16.5	$55.9	$19.5

There were no compensation costs for stock based compensation plans capitalized in deferred acquisition costs for the years ended December 31, 2011, 2010 and 2009.

Performance Shares, Restricted Share Units, and Discretionary Bonus Deferral Shares

The following is a summary of the stock options, restricted shares, ING Group performance shares, and discretionary bonus deferral shares outstanding as of December 31, 2011:

	Shares Outstanding
	Stock Options	Restricted Shares	Performance Shares	Discretionary Bonus Deferral Shares
Year ended December 31, 2011	23,831,484	4,339,825	6,757,452	1,782,101
Year ended December 31, 2010	27,915,700	4,573,461	4,313,744	953,069
Year ended December 31, 2009	27,261,556	4,586,723	3,853,295	—

Unrecognized compensation cost

The following is a summary of unrecognized compensation cost and expected weighted average years remaining until vested as of December 31, 2011:

	2011
	Stock Options	Performance Shares	Restricted Share Units	Discretionary Deferred Bonus Shares	Total
Unrecognized compensation cost	$6.8	$31.3	$19.6	$10.0	$67.7
Expected weighted average (in years)					1.49

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

16.	Financing Agreements

Short-term Debt

The following table summarizes the Company’s short-term debt including the weighted average interest rate on short-term borrowings outstanding at December 31, 2011 and 2010:

			Weighted Average Rate
	2011	2010	2011	2010
Commercial paper	$554.6	$1,203.6	1.19%	1.37%
Borrowings from Parent(1)	—	2,715.0	—	1.50%
Other third-party borrowed funds(2)	—	1,120.8	—	0.81%
Repurchase agreements(3)	—	425.2	—	0.88%
Current portion of long-term debt(1)	500.0	—	0.49%	—

Total	$1,054.6	$5,464.6

(1)	See the “Affiliated Financing Agreements” in the Related Party Transactions note to these Consolidated Financial Statements.
(2)	See the “Securities Lending” section of the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.
(3)	See the “Repurchase Agreements” section of the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.

Commercial Paper

The Company has a commercial paper program with an authorized capacity of $3.0 billion, which is guaranteed by ING Insurance. The Company pays ING Insurance 10 basis points on the outstanding balance of the commercial paper program. The Company’s commercial paper borrowings have been generally used to fund the working capital needs of the Company’s subsidiaries and provide short-term liquidity.

Guaranteed Debt

The following amounts are included with the Company’s debt obligations at December 31, 2011 and 2010:

	2011	2010
Commercial paper	$554.6	$1,203.6
Lion Connecticut Holdings, Inc. debentures(1)(2)	649.8	648.7

Total	$1,204.4	$1,852.3

(1)	ING Group is guarantor to outstanding legacy debt securities originally issued by Aetna Services, Inc. (formerly Aetna Life and Casualty).
(2)	Includes Equitable of Iowa Companies Capital Trust II notes.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Long-term Debt

The following table summarizes the Company’s long-term debt securities issued and outstanding at December 31, 2011 and 2010:

	Maturity	2011	2010
6.75% Lion Connecticut Holdings, Inc. debentures, due 2013(2)	9/15/2013	$137.9	$137.4
7.25% Lion Connecticut Holdings, Inc. debentures, due 2023(2)	8/15/2023	157.6	157.2
7.63% Lion Connecticut Holdings, Inc. debentures, due 2026(2)	8/15/2026	231.6	231.4
8.42% Equitable of Iowa Companies Capital Trust II notes, due 2027	4/1/2027	14.0	14.0
6.97% Lion Connecticut Holdings, Inc. debentures, due 2036(2)	8/15/2036	108.7	108.7
0.50% ING Insurance Floating Rate Note, due 2012(1)	1/4/2012	—	1,000.0
0.33% ING Insurance Floating Rate Note, due 2012(1)	8/10/2012	500.0	500.0
1.00% Windsor Property Loan	6/14/2027	4.9	4.9
0.94% Surplus Floating Rate Note	12/31/2037	359.3	318.3
0.94% Surplus Floating Rate Note	6/30/2037	329.1	312.1

Subtotal		1,843.1	2,784.0

Less: Current portion of long-term debt		500.0	—

Total		$1,343.1	$2,784.0

(1)	See the “Affiliated Financing Agreements” in the Related Party Transactions note to these Consolidated Financial Statements.
(2)	Guaranteed by ING Group.

At December 31, 2011 and 2010, the Company was in compliance with all debt covenants related to the borrowings in the table above.

Unsecured senior debt which consists of senior notes, fixed rate notes and other notes with varying interest rates rank highest in priority, followed by subordinated debt which consists of junior subordinated debt securities. Payments of interest and principal on the Company’s surplus notes, which are subordinate to all other obligations at the issuer operating insurance company level and senior to obligations issued at ING U.S., Inc., may be made only with the prior approval of the insurance department of the state of domicile.

Aggregate amounts of future principal payments of long-term debt for the next five years and thereafter are as follows:

2012(1)	$—
2013	137.9
2014	—
2015	—
2016	—
Thereafter	1,205.2

Total	$1,343.1

(1)	Excludes current portion of long-term debt.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Surplus Notes

On September 30, 2010, after receiving all necessary regulatory approvals, Whisperingwind I, LLC, an indirect wholly owned subsidiary of the Company, revised its securitization structure by terminating the Variable Funding Surplus Note Purchase Agreement (“WWI Purchase Agreement”) with Deutsche Bank AG, Cayman Island Branch and replacing it with a Credit Facility Agreement with Deutsche Bank AG, New York Branch and is guaranteed by ING Insurance. Upon termination of the WWI Purchase Agreement, Whisperingwind I repaid the outstanding surplus notes principal balance of $198.4. Concurrently, the Company, as applicant, established a letter of credit (“LOC”) with an initial posted amount of $180.0. The issuer of the LOC is Deutsche Bank AG, New York Branch, and the beneficiary of the LOC is RLIC. At December 31, 2011, the outstanding LOC amount was $232.0. The aggregate maximum LOC issuance amount is $350.0.

On November 1, 2007, Whisperingwind II, LLC, an indirect wholly owned subsidiary of the Company, entered into a Variable Funding Surplus Note Purchase Agreement (the “WWII Purchase Agreement”) with Structured Asset Repackaged Trust II, 2005-B (the “STARTS Trust”), a Delaware statutory business trust organized by HSBC Securities (USA), Inc. (“HSBC”), as part of an insurance securitization transaction. Under the WWII Purchase Agreement, Whisperingwind II is provided opportunity for issuance and sale, and for the STARTS Trust to purchase one or more floating rate variable funding surplus notes (the “WWII Note”) up to an aggregate principal commitment amount of $459.2 with an available commitment period extending through December 31, 2037. The carrying value and par value of the WWII Note at December 31, 2011 and 2010 was $359.3 and $318.3, respectively. The WWII Note bears interest at a variable rate equal to the LIBOR plus periodic adjustments as defined by the WWII Purchase Agreement. Principal and interest repayments cannot be made without prior written approval (or written confirmation of non-disapproval) of the South Carolina Director of Insurance, who can prohibit such payments on the WWII notes if certain statutory capital requirements are not met. Whisperingwind II met these requirements at December 31, 2011 and 2010. Interest paid for the years ended December 31, 2011, 2010 and 2009 was $3.1, $3.2, and $5.0, respectively.

On June 29, 2007, Whisperingwind III, LLC, an indirect wholly owned subsidiary of the Company, entered into a Variable Funding Surplus Note Purchase Agreement (the “WWIII Purchase Agreement”) with Structured Asset Repackaged Trust II, 2007-ING WWIII (the “WWIII STARTS Trust”), a Delaware statutory business trust organized by HSBC, as part of an insurance securitization transaction. Under the WWIII Purchase Agreement, Whisperingwind III is provided opportunity for issuance and sale, and for the WWIII STARTS Trust to purchase one or more floating rate variable funding surplus notes (the “WWIII Note”) up to an aggregate principal commitment amount of $498.8 with an available commitment period extending through June 30, 2037. The carrying value and par value of the WWIII Note at December 31, 2011 and 2010 was $329.1, and $312.1, respectively. The WWIII Note bears interest at a variable rate equal to the LIBOR plus periodic adjustments as defined by the WWIII Purchase Agreement. Principal and interest repayments cannot be made without prior written approval (or written confirmation of non-disapproval) of the South Carolina Director of Insurance, who can prohibit such payments on the WWIII Notes if certain statutory capital requirements are not met. Whisperingwind III met these requirements at December 31, 2011 and 2010. Interest paid for the years ended December 31, 2011, 2010 and 2009 was $3.0, $3.1, and $4.9, respectively.

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development (“DECD”) loaned ILIAC $9.9 (the “DECD Loan”) in connection with the development of a corporate office facility located at One Orange Way, Windsor, Connecticut (the “Windsor Property”). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC’s obligations under the DECD Loan are secured by an unlimited recourse guaranty from ING North America Corporation.

As of December 31, 2011 and 2010, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets. Refer to Affiliated Financing Agreements in the Related Party Transactions note to these Consolidated Financial Statements.

Credit and Committed Facilities

The Company maintains credit facilities used primarily for collateral required under affiliated reinsurance transactions and also for general corporate purposes. Unsecured and uncommitted LOC facilities totaled $4.4 billion and unsecured and committed LOC facilities totaled $5.6 billion. The Company additionally has approximately $275.0 of secured facilities. Of the aggregate $10.3 billion ($5.0 billion with ING Bank, N.V. (“ING Bank”, an affiliate) capacity available, the Company utilized $9.2 billion ($4.6 billion with ING Bank) in letters of credit outstanding as of December 31, 2011. Total fees associated with credit facilities in 2011, 2010, and 2009 totaled $103.4, $104.0, and $38.0, respectively.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following is a summary of the Company’s credit facilities as of December 31, 2011:

				As of December 31, 2011
	Secured/ Unsecured	Committed/ Uncommitted	Expiration	Capacity	Utilization	Unused Commitment
Obligor / Applicant
ING U.S., Inc. / Security Life of Denver International Limited / Roaring River LLC(1)	Unsecured	Uncommitted	08/30/12	$2,138.0	$2,138.0	$—
ING U.S., Inc. / Security Life of Denver International Limited / Roaring River LLC(1)	Unsecured	Uncommitted	02/28/13	1,605.0	1,212.0	—
Security Life of Denver International Limited(1)	Unsecured	Committed	12/31/31	1,500.0	1,500.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	08/19/21	750.0	750.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	11/09/21	750.0	750.0	—
Security Life of Denver International Limited(1)	Unsecured	Committed	12/31/13	825.0	825.0	—
ING U.S., Inc. / Security Life of Denver International Limited(1)	Unsecured	Uncommitted	06/30/13	625.0	608.0	—
Reliastar Life Insurance Company	Secured	Committed	Conditional	265.0	265.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	12/31/25	475.0	475.0	—
ING U.S., Inc.	Unsecured	Uncommitted	Various dates	2.2	2.2	—
ING U.S., Inc.	Secured	Uncommitted	Various dates	10.0	7.0	—
ING U.S., Inc. / Whisperingwind I	Unsecured	Committed	09/20/18	350.0	232.0	118.0
ING U.S., Inc. / Roaring River II LLC	Unsecured	Committed	12/31/19	995.0	400.0	595.0

Total				$10,290.2	$9,164.2	$713.0

Secured facilities				$275.0	$272.0	$—
Unsecured and uncommitted				4,370.2	3,960.2	—
Unsecured and committed				5,645.0	4,932.0	713.0

Total				$10,290.2	$9,164.2	$713.0

ING Bank				$5,042.5	$4,632.5	$—

(1)	Refer to Related Party Transactions note to these Consolidated Financial Statements for more information.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

17.	Commitments and Contingencies

Leases

The Company leases its office space and certain equipment under operating leases, the longest term of which expires in 2023.

For the years ended December 31, 2011, 2010 and 2009, rent expense for leases was $51.3, $55.8, and $59.6, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2012 through 2016 are estimated to be $46.6, $37.4, $27.0, $21.5, and $17.3, respectively, and $32.5, thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2011, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $1.3 billion, of which $470.9 relates to consolidated investment entities. At December 31, 2010, the Company had off balance sheet commitments to purchase investments equal to their fair value of $1.6 billion, of which $634.1 relates to consolidated investment entities.

Collateral

Under the terms of the Company’s Over-The-Counter Derivative ISDA Agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2011, the Company held $757.7 of net cash collateral related to derivative contracts. As of December 31, 2011, the Company delivered $40.0 and $11.8 of cash collateral related to derivative contracts and credit facilities, respectively. As of December 31, 2010, the Company held $13.2 of net cash collateral and delivered $64.1 of cash collateral related to derivative contracts. As of December 31, 2010, the Company delivered $52.6 and $11.5 of cash collateral related to derivative contracts and credit facilities, respectively. The collateral held and delivered are included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets. In addition, as of December 31, 2011 and 2010, the Company delivered securities as collateral of $1.3 billion and $1.1 billion, respectively, which was included in Securities pledged on the Consolidated Balance Sheets.

Insurance Company Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance companies insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this undiscounted liability, which is included in Other liabilities on the Consolidated Balance Sheets, to be $58.9 and $54.9 as of December 31, 2011 and 2010, respectively. The Company has also recorded an asset in Other assets on the Consolidated Balance Sheets of $21.0 and $19.4 as of December 31, 2011 and 2010 for future credits to premium taxes.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Federal Home Loan Bank Funding Agreements

The Company is a member of the Federal Home Loan Bank of Des Moines and the Federal Home Loan Bank of Topeka (collectively “FHLB”) and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At December 31, 2011 and 2010, the Company had $3.2 billion and $2.9 billion in non-putable funding agreements, respectively, which are included in Contract owner account balances on the Consolidated Balance Sheets. At December 31, 2011 and 2010, the Company had $265.0 in LOCs issued by the FHLB. At December 31, 2011 and 2010, assets with a market value of approximately $3.8 billion and $3.6 billion, respectively, collateralized the FHLB funding agreements. At December 31, 2011 and 2010, assets with a market value of approximately $354.0 and $311.6, respectively, collateralized the FHLB LOCs. Assets on deposit with the FHLB are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with securities lending, repurchase agreements and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of December 31, 2011 and 2010:

	2011	2010
Fixed maturity collateral deposits to FHLB	$4,106.5	$3,936.9
Other fixed maturities-state deposits	260.8	262.8
Securities pledged	2,253.5	3,790.1

Total restricted assets	$6,620.8	$7,989.8

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court’s jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse, and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company’s financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

matters, it is possible that an adverse outcome in certain of the Company’s litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company’s results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where management, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the estimate contained in this paragraph reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For other matters included within this estimation, for which a reasonably possible but not probable, range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2011, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, to be up to approximately $100.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, management reviews relevant information with respect to litigation and regulatory contingencies and updates the Company’s accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), which has been filed by the administrator of a 401(k) ERISA Plan who claims that the Company has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of the Employee Retirement Income Act (“ERISA”). Among other things, Claimant seeks declaratory relief and the disgorgement of all revenue sharing payments and profits earned in connection with such payments, as well as attorney’s fees. On January 26, 2012, Plaintiff filed a motion requesting to be allowed to represent a class of similarly situated ERISA Plans. The Company denies Claimant’s allegations and is vigorously defending this litigation.

Currently, regulatory matters include an examination of the policy, applied by one of the Company’s subsidiaries, for addressing and correcting an error that is made when processing the trade instructions of an ERISA plan or one of its participants. Under that policy, the subsidiary absorbs any loss and retains any gain that results from such an error correction. They also include considerable regulatory scrutiny regarding whether and to what extent life insurance companies are using the United States Social Security Administration’s Death Master File (“SSDMF”) to proactively ascertain when customers have deceased and to pay benefits even where no claim for benefits has been made. The Company has received industry-wide and company-specific inquiries and is engaged in multi-state market conduct examinations with respect to its claims settlement practices, including its use of Personal Transition Accounts and of the SSDMF, and compliance with unclaimed property laws. A majority of states are conducting an audit of the Company’s compliance with unclaimed property laws. The Company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for death benefits has been made. Some of the investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including,

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

but not limited to, settlement payments, additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, and disgorgement of retained gains. They may also result in fines and penalties and changes to the Company’s procedures for the identification and escheatment of abandoned property or the correction of processing errors, and other financial liability.

18.	Related Party Transactions

In the normal course of business, the Company enters into various transactions with affiliated companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions.

Income and expense from transactions with related parties is shown in the following table for the years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009
	Income	Expense	Income	Expense	Income	Expense
ING Insurance(1)(2)(3)	$2.2	$54.3	$1.3	$213.6	$1.0	$336.7
ING Group(3)	—	77.5	—	77.0	—	78.3
ING Bank(2)	352.9	67.1	—	179.2	—	167.0
Other(3)	18.4	20.7	17.6	13.3	16.1	11.6

Total	$373.5	$219.6	$18.9	$483.1	$17.1	$593.6

(1)	See “Affiliated Financing Agreements” section below.
(2)	See “Derivatives” section below.
(3)	See “Operating Agreements” section below.

Assets and liabilities from transactions with related parties are shown in the following table as of December 31, 2011 and 2010:

	2011		2010
	Assets	Liabilities	Assets	Liabilities
ING Insurance(1)(2)(3)	$0.4	$502.1	$39.5	$4,329.7
ING Group(3)	0.4	—	—	8.4
ING Bank(1) (2)	13.7	14.7	14.2	902.5
Other(3)	9.7	1.1	8.7	2.8

Total	$24.2	$517.9	$62.4	$5,243.4

(1)	See “Affiliated Financing Agreements” section below.
(2)	See “Derivatives” section below.
(3)	See “Operating Agreements” section below.

The material agreements whereby the Company generates revenues and expenses with affiliated entities are as follows:

Credit Facilities

The Company is a borrower in several credit facility agreements with ING Bank, in which ING Bank provides LOC capacity. The Company had accrued interest of $8.9 and $14.8 as of December 31, 2011 and 2010, respectively. The Company incurred expenses of $43.7, $62.6, and $33.3, for the years ended December 31, 2011, 2010 and 2009, respectively.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

During 2009, 2010 and 2011 the Company utilized $825.0 of capacity from a committed LOC facility with ING Bank completed in September 2008 used to support the reinsurance obligations of the Company’s Cayman subsidiary, Security Life of Denver International Limited (“SLDI”). Refer to the “Collateral Support for Reinsurance Contracts” section of the Consolidated Investment Entities note to the Consolidated Financial Statements for further discussion.

Due to the ratings downgrade of ING Insurance which occurred in October 2009, the Company’s syndicated bank LOC facilities of $1.86 billion and $600.0 were terminated and replaced with a $2.45 billion bilateral facility with ING Bank in November 2009. On May 4, 2010 the Company entered into a $2.5 billion syndicated LOC facility intended to replace the $2.45 billion bilateral facility with ING Bank. ING Bank is a provider of $570.0 of the $2.5 billion of capacity from the 2010 syndicated facility. The facility supports the reinsurance obligations of SLDI and the Company’s onshore captive reinsurers. ING Insurance is the guarantor and indemnifies the bank syndicate up to $2.5 billion. Since the facility agreement matured at the end of August 2011 (such that letters of credit outstanding have a final expiration date of no later than August 30, 2012), the Company’s capacity at December 31, 2011 is equal to the amount of letters of credit outstanding of $2.138 billion. ING Bank’s share is $487.0.

On June 22, 2010, the Company entered into a $2.3 billion bilateral LOC facility with ING Bank. The facility supports the reinsurance obligations of SLDI and the Company’s onshore captive reinsurers. ING Insurance is the guarantor and indemnifies ING Bank up to $2.3 billion. The facility matured at the end of September 2011, however the Company and ING Bank completed an amendment in December 2011 to extend the maturity of $1.575 billion of capacity under the bilateral facility until February 28, 2012 (such that letters of credit outstanding have a final expiration date of no later than February 28, 2013). The agreement also includes $30.0 of letters of credit issued by ING Bank which expire in 2026 so that total amount of the facility is $1.605 billion. ING Insurance remains the guarantor and indemnifies ING Bank up to $1.605 billion.

On July 1, 2011, the Company entered into a $625.0 bilateral LOC facility agreement with ING Bank in connection with a reinsurance transaction entered into by SLDI, which were subsequently retroceded to Hannover Life Reassurance (Ireland) Limited. As part of this transaction, SLDI also assigned all cash flows related to the underlying business to ING Bank. This facility expires on July 1, 2012 with all then-outstanding LOCs terminating by March 31, 2013.

On December 31, 2011, the Company entered into a $1.5 billion contingent capital LOC facility with ING Bank to support the reinsurance obligations of SLDI to another of the Company’s wholly-owned subsidiaries, which is unconditional and irrevocable and expires on December 31, 2031.

Affiliated Financing Agreements

The Company borrows funds from time to time from ING Insurance under a Facility Loan Agreement. The borrowings under the Facility Loan Agreement are made at varying rates of interest and have varying maturity dates. The Company had debt of $3.7 billion as of December 31, 2010 related to this agreement. The Company had accrued interest of $4.2 as of December 31, 2010. The Company incurred interest of $32.1, $32.9 and $17.6, for the years ended December 31, 2011, 2010 and 2009, respectively.

During 2011, the Company made an additional $263.0 of borrowings under the Facility Loan Agreement from ING Insurance. ING Insurance contributed to the Company all borrowings under the Facility Loan Agreement which were owed to ING Insurance by the Company. The debt was immediately extinguished as a result of the contribution. The borrowings contributed had a book value and fair value of $4.0 billion.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

In 2007 the Company entered into a $500.0 par floating rate loan agreement with ING Insurance in which the Company pays a variable rate of interest based on three month LIBOR. This note matures on August 10, 2012. Effective April 13, 2012, the term of the note was extended until 2016. The Company had debt of $500.0 and $500.0 as of December 31, 2011 and 2010, respectively, related to this loan agreement. The Company had accrued interest of $0.4 and $0.2 as of December 31, 2011 and 2010, respectively. The Company incurred interest of $1.8, $1.9, and $5.1, for the years ended December 31, 2011, 2010 and 2009, respectively.

In 2006 the Company entered into a $500.0 par fixed rate loan agreement with ING Insurance in which the Company paid a fixed rate of interest of 6.199%. The loan had an original maturity date of September 29, 2031. This note could be called without penalty at the discretion of the Company on December 8, 2015 or at any March 8, June 8, September 8, or December 8 thereafter. On January 21, 2010, ING Insurance contributed the loan to the Company and it was immediately extinguished. The Company incurred interest of $1.7 and $31.0 for the years ended December 31, 2010 and 2009, respectively. The Company recorded a loss on extinguishment of $12.0, which was recorded in Interest expense in the Consolidated Statements of Operations.

In 2006 the Company entered into a $500.0 par fixed rate loan agreement with ING Insurance in which the Company paid a fixed rate of interest of 6.249%. The loan had an original maturity date of September 29, 2036. This note could be called at the discretion of the Company on December 8, 2015 or at any March 8, June 8, September 8, or December 8 thereafter. On January 21, 2010, ING Insurance contributed the loan to the Company and it was immediately extinguished. The Company incurred interest of $1.7 and $31.2 for the years ended December 31, 2010 and 2009, respectively. The Company recorded a loss on extinguishment of $13.3, which was recorded in Interest expense in the Consolidated Statements of Operations.

In 2008 the Company entered into a $1,000.0 par fixed rate loan agreement with ING Insurance in which the Company paid a fixed rate of interest of 4.99%. The loan had an original maturity date of October 15, 2012. On January 21, 2010, ING Insurance contributed the loan to the Company and it was immediately extinguished. The Company incurred interest of $2.8 and $49.9 for the years ended December 31, 2010 and 2009, respectively. The Company recorded a loss on extinguishment of $49.8, which was recorded in Interest expense in the Consolidated Statements of Operations.

In 2008 the Company entered into a $1,000.0 par fixed rate loan agreement with ING Insurance in which the Company paid a fixed rate of interest of 4.517%. The loan had an original maturity date of September 15, 2013. On January 21, 2010, ING Insurance contributed the loan to the Company and it was immediately extinguished. The Company incurred interest of $2.5 and $45.2 for the years ended December 31, 2010 and 2009, respectively. The Company recorded a loss on extinguishment of $33.2, which was recorded in Interest expense in the Consolidated Statements of Operations.

In 2000 the Company entered into a $1,020.0 par fixed rate loan agreement with ING Insurance in which the Company paid a fixed rate of interest of 6.39%. The loan had an original maturity date of December 27, 2010. At its stated maturity date, the loan was replaced with a similar amount of borrowings under the Facility Loan Agreement. The Company incurred interest of $64.3 and $65.2 for the years ended December 31, 2010 and 2009, respectively.

Derivatives

The Company is party to several derivative contracts with ING Insurance and ING Bank. Each of these contracts were entered into as a result of a competitive bid, which included unaffiliated counterparties. The Company is exposed to various risks relating to its ongoing business operations, including but not limited to interest rate risk,

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

foreign currency risk, and equity market risk. To manage these risks, the Company uses various strategies by using derivatives contracts, certain of which are with related parties, which includes interest rate swaps, equity options and currency forwards.

As of December 31, 2011 and 2010, the outstanding notional amounts were $1.4 billion (consisting of interest rate swaps of $1.0 billion and equity options of $384.6) and $6.9 billion (consisting of interest rate swaps of $6.2 billion, equity options of $382.6, and currency forwards of $343.1), respectively. As of December 31, 2011 and 2010, the market values for these contracts were $7.9 and $(342.6), respectively. For the years ended December 31, 2011, 2010 and 2009, the Company recorded net realized capital gains (losses) of $337.1, $(186.6), and $(191.6), respectively, with ING Bank and ING Insurance.

The Company has sold protection under certain credit default swap derivative contracts that are supported by a guarantee provided by ING Insurance. As of December 31, 2011 and 2010, the maximum potential future exposure to the Company on credit default swaps supported by the ING Insurance guarantee was $1.0 billion and $3.0 billion, respectively.

Operating Agreements

ING Investment Management LLC (“IIM”), a wholly owned subsidiary of the Company, has certain operating agreements whereby it generates revenues and incurs expenses with affiliated entities. As of December 31, 2011, IIM generated revenues and incurred expenses of $20.6 and $17.8, respectively, with ING Insurance, ING Group and other affiliates under the following operating agreements. As of December 31, 2010, IIM generated revenues and incurred expenses of $18.9 and $21.9, respectively, with ING Insurance, ING Group and other affiliates under the following operating agreements. As of December 31, 2009, IIM generated revenues and incurred expenses of $17.1 and $12.1, respectively, with ING Insurance and Other Affiliates, under the following operating agreements:

•

IIM manages, co-manages, and distributes certain investment products for various affiliates. For the years ended December 31, 2011, 2010 and 2009, revenue earned under these agreements was $19.1, $17.9, and $16.2, respectively.

•

IIM receives distribution fees for the sale of certain offshore funds to U.S. clients and closed end funds in the U.S. For the years ended December 31, 2011, 2010 and 2009, revenue under these agreements was $1.5, $1.0, and $0.9, respectively.

•

IIM pays sub advisory fees to certain affiliates related to the management of mutual funds and other investment products. For the years ended December 31, 2011, 2010 and 2009, fees incurred under these agreements were $23.1, $26.8, and $23.9, respectively.

•

IIM provides IT support, management oversight, risk management, procurement services, and trade processing to certain affiliates and is reimbursed for a share of the related costs. For the years ended December 31, 2011, 2010 and 2009, expenses reimbursed to IIM under these agreements were $8.2, $14.0, and $12.9, respectively.

•

IIM receives allocation of expenses from affiliates located outside of U.S. for staff and projects costs. For the years ended December 31, 2011, 2010 and 2009, costs incurred under these agreements were $2.9, $9.1, and $1.1, respectively.

As of December 31, 2011, the Company had net receivables of $9.3 resulting from operating agreements with other affiliates, ING Group and ING Insurance of $8.6, $0.4 and $0.3, respectively. As of December 31, 2010, the Company had net payables of $2.0 resulting from certain operating agreements with ING Group of $8.4, reduced by net receivables with other affiliates and ING Insurance of $6.0 and $0.4, respectively.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Administrative Overhead Allocations

The Company is allocated expenses for various administrative and corporate services provided by ING Group. Net allocations were $25.6, $21.7 and $30.5 for the years ended December 31, 2011, 2010 and 2009, respectively.

Latin America Service Arrangements

Prior to the divestiture of ING Group’s Latin American pension, life insurance, and investment management businesses in December 2011, the Company provided data management services with respect to ING Group’s long term incentive programs for ING employees based in Latin America. Additionally, the Company provided payroll, benefits and human resources information systems for Latin America employees based in the U.S. The Company incurred net expenses of $24.6, $18.0, and $20.0 for the years ended December 31, 2011, 2010 and 2009, respectively, which were not reimbursed by ING Group.

Funding Agreements

On April 9, 2009, the Company sold a funding agreement in the amount of $600.0 to the Columbine Funding Trust (“CFT”), a special purpose Delaware business trust. CFT, in turn, issued a trust note to ING Bank, an affiliate, which was collateralized by the cash flows from the funding agreement and otherwise matches the terms of the funding agreement. The Company is not a party to the trust note. The funding agreement was scheduled to mature in April 2012, however it was terminated on May 18, 2011 with an early termination fee paid to ING Bank of $8.6. The interest expense related to the funding agreement was $7.5, $20.3, and $16.3 for the twelve months ended December 31, 2011, 2010 and 2009, respectively.

Back-up Facility

On January 26, 2009, ING Group announced it had reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the “Back-up Facility”) covering 80% of ING’s Alt-A RMBS. Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING’s $36.0 billion portfolio of Alt-A RMBS owned by ING Bank, fsb and ING U.S., Inc. subsidiaries, including $3.3 billion of the Alt-A RMBS portfolio owned by ING U.S., Inc. subsidiaries (with respect to each ING U.S., Inc. subsidiary, its “Designated Securities Portfolio” and collectively for all participating ING U.S., Inc. subsidiaries, the “Company’s Designated Securities Portfolio”) (the “ING Dutch State Transaction”). In exchange, the Company received an assignment of the Dutch State payment obligations under the Back-up Facility related to the Company’s Designated Securities Portfolio, which is recorded as Loan-Dutch State obligation on the Consolidated Balance Sheets. As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of 10% of par value. In addition, under the Back-up Facility, other fees were paid by the Company and the Dutch State. The Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on its portfolio. The ING-Dutch State Transaction closed on March 31, 2009, with the risk transfer to the Dutch State taking effect on January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company’s Designated Securities Portfolio, each participating ING U.S., Inc. subsidiary entered into a participation agreement with its affiliates, ING Support Holding B.V. (“ING Support Holding”) and ING, pursuant to which each such ING U.S., Inc. subsidiary conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Assets Back-Up Facility related to its Designated Securities Portfolio among ING, ING Support Holding, and the Dutch State (with respect to each such ING U.S., Inc. subsidiary, the “ING U.S., Inc. subsidiary Back-up Facility”). Under each ING U.S., Inc. subsidiary Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to its Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in its Designated Securities Portfolio. The Company incurred net fees of $8.3, $9.4, and $10.8 for the years ended December 31, 2011, 2010, and 2009, respectively.

In a second transaction, a portion of the Company’s Alt-A RMBS was sold for cash to an ING U.S., Inc. subsidiary in the amount of $321.0 that immediately thereafter, sold such securities to ING Direct Bancorp. Contemporaneous with such transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. This transfer closed on March 31, 2009. Upon the closing of these transactions on March 31, 2009, the Company recognized a gain of $870.0, as the securities were impaired and written down to market value in 2008.

19.	Consolidated Investment Entities

The Company provides investment management services to, and has transactions with, various collateralized loan obligations, private equity funds, real estate funds, fund-of-hedge funds, single strategy hedge funds, insurance entities, securitizations, and other investment entities in the normal course of business. In certain instances, the Company serves as the investment manager, making day-to-day investment decisions concerning the assets of these entities. These entities are considered to be either VIEs or VOEs, and the Company evaluates its involvement with each entity to determine whether consolidation is required.

Certain investment entities are consolidated under VIE or VOE consolidation guidance. The Company consolidates entities under the VIE guidance when it is determined that the Company is the primary beneficiary of these entities. The Company consolidates certain entities under the VOE guidance when it acts as the controlling general partner and the limited partners have no substantive rights to impact ongoing governance and operating activities.

With the exception of guarantees issued by the Company in relation to collateral support for reinsurance contracts, the Company has no right to the benefits from, nor does it bear the risks associated with these investments beyond the company’s direct equity and debt investments in and management fees generated from these investment products. Such direct investments amounted to approximately $1.2 billion and $1.0 billion as of December 31, 2011 and 2010, respectively. If the Company were to liquidate, the assets held by consolidated investment entities would not be available to the general creditors of the Company.

Consolidated Investments

CLO Entities

Certain subsidiaries of the Company structure and manage CLO entities created for the sole purpose of offering investors various maturity and risk characteristics by issuing multiple tranches of collateralized debt. The notes issued by the CLO entities are backed by diversified portfolios consisting primarily of senior secured floating rate leveraged loans. Repayment risk is segmented into tranches. The credit rating of these tranches reflect the credit quality of the underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it, with the most junior tranche bearing the first loss and receiving the residual benefits.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The Company provides collateral management services to the CLO entities. In return for providing management services, the Company earns investment management fees and contingent performance fees. The Company has invested in certain of the entities, generally taking an ownership position in the unrated junior subordinated tranches. The CLO entities are structured and managed similarly but have differing fee structures and initial capital investments made by the Company. The Company’s ownership interests and management and contingent performance fees were assessed to determine if the company is the primary beneficiary of these entities.

In accordance with the Company’s accounting policy on consolidation described in the Business, Basis of Presentation and Significant Accounting Policy note to these Consolidated Financial Statements, the Company consolidated four CLO entities upon the adoption of ASU 2009-17 as of January 1, 2010 (refer to the Business, Basis of Presentation and Significant Accounting Policy note to these Consolidated Financial Statements). In addition, in July 2011 the Company sponsored a new CLO entity and determined that it was its primary beneficiary and consolidated it. The Company continued to consolidate all these entities as of December 31, 2011 and 2010.

The Company has determined that all five CLO entities are thinly capitalized by design, and therefore would fall under the VIE guidance. In these entities, the Company’s role as collateral manager provides it with the contractual power to direct the activities that most significantly impact the VIEs’ economic performance, such as managing the collateral portfolio and its credit risk. Additionally, the Company has determined that it could receive significant benefits and/or absorb significant losses from these CLO entities through the ownership interests it holds in the notes issued by the VIEs as well as through base management and contingent performance fees that it receives as the collateral manager. As a result, the Company has determined that it is the primary beneficiary and should consolidate these five CLO entities.

Prior to the adoption of ASU 2009-17 which is now encompassed in ASC Topic 810, the Company’s ownership interest, which was classified as available-for-sale investments on the Company’s Consolidated Balance Sheets, combined with its other interests (management and incentive fees), were quantitatively assessed to determine if the Company was the primary beneficiary of these entities. The Company determined, for periods prior to the adoption of ASU 2009-17, that it did not absorb the majority of the expected gains or losses from the CLO entities and therefore was not their primary beneficiary and should not consolidate these entities.

The collateral assets of consolidated CLO entities are held solely to satisfy the obligations of the CLO entities, and the investors in the consolidated CLO entities have no recourse to the general credit of the Company for any losses sustained in the CLO entities.

Private Equity, Real Estate, Hedge Funds, and Fund-of-hedge Funds (Partnerships)

The Company invests in and manages various limited partnerships, including single strategy hedge funds, fund of hedge funds, private equity and real estate funds. For entities structured as general partnerships, the Company assessed whether the partnership should be consolidated under the VOE model as described in the Business, Basis of Presentation and Significant Accounting Policy note to these Consolidated Financial Statements. The Company, as a general partner or managing member of certain sponsored investment funds, is generally presumed to control the limited partnerships unless the limited partners have the substantive ability to remove the general partner without cause based upon a simple majority vote, or can otherwise dissolve the partnership, or have substantive participating rights over decision-making of the partnerships.

Based on the above guidance, as of December 31, 2011 and 2010, the Company consolidated 27 funds and 26 funds, respectively, which were structured as partnerships.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Collateral Support for Reinsurance Contracts

Beginning in December 2009, the Company entered into various guarantee agreements involving Karson Capital Limited (“Karson”). Karson is an unaffiliated company that provides collateral alternatives to letters of credit for reinsurance transactions. Karson established the KCL Master Trust (“Master Trust” or “Borrower”), which is a Delaware statutory series trust. The Master Trust enters into securities lending agreements as borrower with various affiliated and unaffiliated banks (“Securities Lenders”) as lenders. Fair value of the loaned securities was $2.7 billion and $1.3 billion as of December 31, 2011 and 2010, respectively, including securities with a fair value of $825.0 and $1.3 billion as of December 2011 and 2010, respectively, provided by ING Bank.

Collateral notes backed by the borrowed securities, with a face value of $2.7 billion and $1.3 billion as of December 31, 2011and 2010, respectively, were issued by the Master Trust and placed in reinsurance trusts established for the benefit of the Company’s insurance subsidiaries, which are eliminated in the Company’s Consolidated Financial Statements.

The Company has provided certain guarantees of the Borrower’s performance obligations to the Securities Lenders as collateral for the Borrower’s obligations under the securities lending agreements. Additional collateral in the form of letters of credit or similar liquidity obligations have been provided by banks for $2.7 billion and $1.3 billion for the years ended December 31, 2011 and 2010, respectively, including $1.2 billion and $1.3 billion provided by ING Bank. The Company pays the securities lending and LOC fees directly to affiliated and unaffiliated banks. See the Related Parties Transactions note to these Consolidated Financial Statements for further details.

The Master Trust sponsored by Karson has minimal equity, and therefore falls under the VIE model. The Company holds variable interests in this VIE relating to the guarantees of the obligations under the securities lending agreements. The company considered its implicit and explicit financial responsibility to ensure that the Master Trust operates as designed and, thus, determined that the Company has the implied power to direct the activities that most significantly impact the Master Trust’s economic performance under the VIE model. The Company also determined it has the obligation to absorb losses under the securities lending guarantees. Based on these conclusions the Company determined it is the primary beneficiary under the VIE model and should consolidate the Master Trust.

Following the Company’s review of the Master Trust assets, liabilities, revenues, and expenses, a determination was made that although the VIE is subject to consolidation, the securities lending arrangements were not subject to consolidation since the Borrower is not required to recognize borrowed securities on its balance sheet. The obligation to return borrowed securities is only recorded if the securities are sold by the borrower; otherwise, the borrowed securities are just disclosed in the financial statements. The Master Trust reported no other assets, liabilities, revenues, or expenses.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the components of the consolidated investment entities, excluding reinsurance contracts, at December 31, 2011 and 2010:

	2011	2010
Assets of Consolidated Investment Entities
VIEs – CLO entities:
Cash and cash equivalents	$98.3	$145.7
Corporate loans, at fair value using the fair value option	2,162.9	1,765.6

Total CLO entities	2,261.2	1,911.3
VOEs – Private equity, real estate, hedge funds, and fund-of-hedge funds:
Cash and cash equivalents	38.7	49.0
Limited partnerships/corporations, at fair value	2,860.3	2,255.3
Other assets	15.5	11.5

Total investment funds	2,914.5	2,315.8

Total assets of consolidated investment entities	$5,175.7	$4,227.1

Liabilities of Consolidated Investment Entities
VIEs – CLO entities:
CLO notes, at fair value using the fair value option	$2,057.1	$1,627.6

Total CLO entities	2,057.1	1,627.6
VOEs – Private equity, real estate, hedge funds, and fund-of-hedge funds:
Other liabilities	199.5	183.4

Total investment funds	199.5	183.4

Total liabilities of consolidated investment entities	$2,256.6	$1,811.0

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The following tables reflect the impact of consolidation of investment entities into the Consolidated Balance Sheets as of December 31, 2011 and 2010, and the Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009:

	Before Consolidation(1)	CLOs(2)	VOEs	CLOs Adjustments(3)	VOEs Adjustments(3)	Total
2011
Total investments and cash	$94,677.6	$—	$—	$(77.6)	$(1,142.8)	$93,457.2
Other assets	16,225.4	—	—	—	—	16,225.4
Assets held in consolidated investment entities	—	2,261.2	2,914.5	—	—	5,175.7
Assets held in separate accounts	88,714.5	—	—	—	—	88,714.5

Total assets	$199,617.5	$2,261.2	$2,914.5	$(77.6)	$(1,142.8)	$203,572.8

Future policy benefits and contract owner account balances	$88,358.4	$—	$—	$—	$—	$88,358.4
Other liabilities	10,317.2	—	—	—	—	10,317.2
Liabilities held in consolidated investment entities	—	2,134.7	199.5	(77.6)	—	2,256.6
Liabilities related to separate accounts	88,714.5	—	—	—	—	88,714.5

Total liabilities	187,390.1	2,134.7	199.5	(77.6)	—	189,646.7

Equity attributable to common shareholders	12,227.4	—	2,715.0	—	(2,715.0)	12,227.4
Retained earnings appropriated for investors in consolidated investment entities	—	126.5	—	—	—	126.5
Equity attributable to non-controlling interest in consolidated investment entities	—	—	—	—	1,572.2	1,572.2

Total liabilities and equity	$199,617.5	$2,261.2	$2,914.5	$(77.6)	$(1,142.8)	$203,572.8

(1)	The Before Consolidation column includes ING’s equity interest in the investment products subsequently consolidated, accounted for as equity method and available-for-sale investments.
(2)

The Company adopted guidance now encompassed in ASC Topic 810 on January 1, 2010, resulting in the consolidation of certain CLOs. In accordance with the standard, prior periods have not been restated to reflect the consolidation of theses CLOs. Prior to January 1, 2010, the Company was not deemed to be the primary beneficiary of these CLOs.

(3)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment entities, primarily the elimination of the Company’s equity at risk recorded as investments by the Company (before consolidation) against either equity (private equity and real estate partnership funds) or senior and subordinated debt (CLOs) of the funds.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	Before Consolidation(1)	CLOs(2)	VOEs	CLOs Adjustments(3)	VOEs Adjustments(3)	Total
2010
Total investments and cash	$88,503.3	$—	$—	$(106.5)	$(895.4)	$87,501.4
Other assets	17,059.9	—	—	—	—	17,059.9
Assets held in consolidated investment entities	—	1,911.3	2,315.8	—	—	4,227.1
Assets held in separate accounts	95,588.1	—	—	—	—	95,588.1

Total assets	$201,151.3	$1,911.3	$2,315.8	$(106.5)	$(895.4)	$204,376.5

Future policy benefits and contract owner account balances	$83,642.8	$—	$—	$—	$—	$83,642.8
Other liabilities	15,266.8	—	—	—	—	15,266.8
Liabilities held in consolidated investment entities	—	1,734.1	183.4	(106.5)	—	1,811.0
Liabilities related to separate accounts	95,588.1	—	—	—	—	95,588.1

Total liabilities	194,497.7	1,734.1	183.4	(106.5)	—	196,308.7

Equity attributable to common shareholders	6,653.6	—	2,132.4	—	(2,132.4)	6,653.6
Retained earnings appropriated for investors in consolidated investment entities	—	177.2	—	—	—	177.2
Equity attributable to non-controlling interest in consolidated investment entities	—	—	—	—	1,237.0	1,237.0

Total liabilities and equity	$201,151.3	$1,911.3	$2,315.8	$(106.5)	$(895.4)	$204,376.5

(1)	The Before Consolidation column includes ING’s equity interest in the investment products subsequently consolidated, accounted for as equity method and available-for-sale investments.
(2)

The Company adopted guidance now encompassed in ASC Topic 810 on January 1, 2010, resulting in the consolidation of certain CLOs. In accordance with the standard, prior periods have not been restated to reflect the consolidation of theses CLOs. Prior to January 1, 2010, the Company was not deemed to be the primary beneficiary of these CLOs.

(3)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment entities, primarily the elimination of the Company’s equity at risk recorded as investments by the Company (before consolidation) against either equity (private equity and real estate partnership funds) or subordinated debt (CLOs) of the funds.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	Before Consolidation(1)	CLOs(2)	VOEs	CLOs Adjustments(3)	VOEs Adjustments(3)	Total
2011
Revenues:
Net investment income	$5,104.7	$—	$—	$(11.5)	$(124.4)	$4,968.8
Fee income	3,754.1	—	—	(10.9)	—	3,743.2
Premiums	1,770.0	—	—	—	—	1,770.0
Net realized capital gains	(1,531.4)	—	—	—	—	(1,531.4)
Other income	456.5	—	—	—	—	456.5
Income related to consolidated investment entities	—	41.0	438.6	—	—	479.6

Total revenues	9,553.9	41.0	438.6	(22.4)	(124.4)	9,886.7
Benefits and expenses:
Interest credited and other benefits to contract owners	5,909.9	—	—	—	—	5,909.9
Other expense	3,557.1	—	—	—	—	3,557.1
Operating expenses related to consolidated investment entities	—	91.7	72.6	(22.4)	—	141.9

Total benefits and expenses	9,467.0	91.7	72.6	(22.4)	—	9,608.9
Income (loss) income before income taxes	86.9	(50.7)	366.0	—	(124.4)	277.8
Income tax expense (benefit)	175.0	—	—	—	—	175.0

Net income (loss)	(88.1)	(50.7)	366.0	—	(124.4)	102.8

Less: Net income (loss) income attributable to non-controlling interest	—	(50.7)	—	—	241.6	190.9

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(88.1)	$—	$366.0	$—	$(366.0)	$(88.1)

(1)

The Before Consolidation column includes ING’s equity interest in the investment products accounted for as equity method (private equity and real estate partnership funds) and available-for-sale investments (CLOs). The net income arising from consolidation of CLOs is completely attributable to other investors in these CLOs, as the Company’s share has been eliminated through consolidation.

(2)

The Company adopted guidance now encompassed in ASC Topic 810 on January 1, 2010, resulting in the consolidation of certain CLOs. In accordance with the standard, prior periods have not been restated to reflect the consolidation of theses CLOs. Prior to January 1, 2010, the Company was not deemed to be the primary beneficiary of these CLOs.

(3)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment products, primarily the elimination of the Company’s management fees expensed by the funds and recorded as operating revenues (before consolidation) by the Company.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	Before Consolidation(1)	CLOs(2)	VOEs	CLOs Adjustments(3)	VOEs Adjustments(3)	Total
2010
Revenues:
Net investment income	$5,085.0	$—	$—	$(7.3)	$(90.7)	$4,987.0
Fee income	3,672.4	—	—	(10.0)	—	3,662.4
Premiums	1,707.5	—	—	—	—	1,707.5
Net realized capital losses	(1,678.0)	—	—	—	—	(1,678.0)
Other income	584.4	—	—	—	—	584.4
Income related to consolidated investment entities	—	(52.1)	246.3	—	—	194.2

Total revenues	9,371.3	(52.1)	246.3	(17.3)	(90.7)	9,457.5
Benefits and expenses:
Interest credited and other benefits to contract owners	5,210.6	—	—	—	—	5,210.6
Other expense	4,112.6	—	—	—	—	4,112.6
Operating expenses related to consolidated investment entities	—	67.9	45.9	(17.3)	—	96.5

Total benefits and expenses	9,323.2	67.9	45.9	(17.3)	—	9,419.7
Income (loss) before income taxes	48.1	(120.0)	200.4	—	(90.7)	37.8
Income tax expense (benefit)	171.0	—	—	—	—	171.0

Net income (loss)	(122.9)	(120.0)	200.4	—	(90.7)	(133.2)

Less: Net income (loss) attributable to non-controlling interest	—	(120.0)	—	—	109.7	(10.3)

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(122.9)	$—	$200.4	$—	$(200.4)	$(122.9)

(1)

The Before Consolidation column includes ING’s equity interest in the investment products accounted for as equity method (private equity and real estate partnership funds) and available-for-sale investments (CLOs). The net income arising from consolidation of CLOs is completely attributable to other investors in these CLOs, as the Company’s share has been eliminated through consolidation.

(2)

The Company adopted guidance now encompassed in ASC Topic 810 on January 1, 2010, resulting in the consolidation of certain CLOs. In accordance with the standard, prior periods have not been restated to reflect the consolidation of theses CLOs. Prior to January 1, 2010, the Company was not deemed to be the primary beneficiary of these CLOs.

(3)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment products, primarily the elimination of the Company’s management fees expensed by the funds and recorded as operating revenues (before consolidation) by the Company.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	Before Consolidation(1)	VOEs	VOEs Adjustments(2)	Total
2009
Revenues:
Net investment income	$5,439.0	$—	$129.6	$5,568.6
Fee income	3,478.2	—	—	3,478.2
Premiums	1,985.5	—	—	1,985.5
Net realized capital losses	(2,178.7)	—	—	(2,178.7)
Other income	988.1	—	—	988.1
Income related to consolidated investment entities	—	(284.1)	—	(284.1)

Total revenues	9,712.1	(284.1)	129.6	9,557.6
Benefits and expenses:
Interest credited and other benefits to contract owners	5,823.3	—	—	5,823.3
Other expense	4,790.0	—	—	4,790.0
Operating expenses related to consolidated investment entities	—	52.9	—	52.9

Total benefits and expenses	10,613.3	52.9	—	10,666.2
Income (loss) income before income taxes	(901.2)	(337.0)	129.6	(1,108.6)
Income tax expense (benefit)	(298.0)	—	—	(298.0)

Net income (loss)	(603.2)	(337.0)	129.6	(810.6)

Less: Net income (loss) attributable to non-controlling interest	—	—	(207.4)	(207.4)

Net loss available to ING U.S., Inc.’s common shareholder	$(603.2)	$(337.0)	$337.0	$(603.2)

(1)	The Before Consolidation column includes ING’s equity interest in the investment products accounted for as equity method (private equity and real estate partnership funds).
(2)

Adjustments include the elimination of intercompany transactions between the Company and its consolidated investment products, primarily the elimination of the Company’s management fees expensed by the funds and recorded as operating revenues (before consolidation) by the Company.

Fair Value Measurement

Upon consolidation of CLO entities, the Company elected to apply the FVO for financial assets and financial liabilities held by these entities and continued to measure these assets (primarily corporate loans) and liabilities (debt obligations issued by CLO entities) at fair value in subsequent periods. The Company has elected the FVO to more closely align its accounting with the economics of its transactions and allows the Company to more effectively align changes in the fair value of CLO assets with a commensurate change in the fair value of CLO liabilities.

Investments held by consolidated private equity, real estate, single strategy hedge funds and fund-of-hedge funds are measured and reported in the Company’s Consolidated Financial Statements. Changes in the fair value of consolidated investment entities are recorded as a separate line item within Income related to Consolidated Investment Entities in the Company’s Consolidated Statements of Operations.

The fair value for CLO notes is determined using an income approach, driven by cash flows expected to be received from the portfolio inputs of underlying assets. The valuation inputs include market yields, default notes, recovery rate and recovery lag, which are determined primarily based on the nature of the investments in the

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

underlying collateral pool and cannot be consolidated by securable market data. Hence, CLO notes issued by consolidated CLO entities are classified within Level 3 of the fair value hierarchy.

The methodology for measuring the fair value and fair value hierarchy classification of financial assets and liabilities of consolidated investment entities is consistent with the methodology and fair value hierarchy rules applied by the Company to its investment portfolio. Refer to the “Fair Value Measurement” section of the Business, Basis of Presentation and Significant Policies note to these Consolidated Financial Statements.

As discussed in more detail below, the Company utilizes valuations obtained from third-party commercial pricing services, brokers, and investment sponsor or third-party administrator that supplies NAV (or its equivalent) per share used as a practical expedient. The valuations obtained from brokers and third-party commercial pricing services are non-binding. These valuations are reviewed on a monthly or quarterly basis (dependant on the type of fund or product). Procedures include, but are not limited to, a review of underlying fund investor reports, review of top and worst performing funds requiring further scrutiny, review of variance from prior periods and review of variance from benchmarks, where applicable. In addition, the Company considers both macro and fund specific events which may impact the latest NAV supplied and determines if further adjustment of value should be made. Such changes, if any, are subject to senior management review.

When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

Cash and Cash Equivalents

The carrying amounts for cash reflect the assets’ fair values. The fair value for cash equivalents is determined based on quoted market prices. These assets are classified as Level 1.

VIEs – CLO Entities

Corporate loans – The fair values for corporate loans are determined using independent commercial pricing services. Fair value measurement based on pricing services may be classified in Level 2 or Level 3 depending on the type, complexity, observability and liquidity of the asset being measured. Assets held by consolidated CLO entities are comprised of corporate loans, which are generally not complex instruments. The inputs used by independent commercial pricing services, such as benchmark yields and credit risk adjustments, are those that are derived principally from or corroborated by observable market data. Hence, the fair value measurement of corporate loans priced by independent pricing service providers is classified within Level 2 of the fair value hierarchy.

The collateral assets held by consolidated CLOs consist primarily of corporate loans. Corporate loan investments, which comprise the majority of consolidated CLO portfolio collateral, are senior secured corporate loans from a variety of industries, including but not limited to the aerospace and defense, broadcasting, technology, utilities, household products, healthcare, oil and gas, and finance industries. Corporate loans mature at various dates between 2011 and 2021, pay interest at Libor or PRIME plus a spread of up to 9.5%, and typically range in credit rating categories from A+ down to unrated. At December 31, 2011 and 2010, the unpaid principal balance exceeded the fair value of the corporate loans by approximately $109.0 and $58.9, respectively. Less than 1% of the collateral assets are in default as of December 31, 2011 and 2010.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

CLO notes – The fair value for the CLO notes is determined using an income approach, driven by cash flows expected to be received from the portfolio of underlying assets. The valuation inputs include market yields, default rates, recovery rate and recovery lag, which are determined primarily based on the nature of the investments in the underlying collateral pool and cannot be corroborated by observable market data. Accordingly, CLO notes issued by consolidated CLO entities are classified within Level 3 of the fair value hierarchy.

Notes issued by consolidated CLOs mature at various dates between 2020 and 2022 and have a weighted average maturity of 9.6 years. The CLO notes are issued in various tranches with different risk profiles. The interest rates are generally variable rates based on Libor plus a pre-defined spread, which varies from 0.22% for the more senior tranches to 5.00% for the more subordinated tranches. The outstanding balance on the notes issued by consolidated CLOs exceeds their fair value by approximately $275.0 and $266.0 as of December 31, 2011 and December 31, 2010, respectively. The investors in this debt are not affiliated with the Company and have no recourse to the general credit of the Company for this debt.

VOEs – Private Equity, Real Estate, Single Strategy Hedge Funds, and Fund-of-hedge Funds

Investments, at fair value, primarily represent the Company’s investments in private equity funds, real estate funds, single strategy hedge funds and fund-of-hedge funds. The fair value for these investments is estimated based on the NAV from the latest financial statements of these funds provided by the fund’s investment manager or third-party administrator.

Investments in these funds typically may not be fully redeemed at NAV within 90 days because of inherent restrictions on near-term redemptions. Therefore, these investments are classified within Level 3 of the fair value hierarchy.

At December 31, 2011 and 2010, the fair value hierarchy levels of consolidated investment entities are presented in the table below:

	2011
	Fair Value Measurements	Level 1	Level 2	Level 3
Assets
VIEs – CLO entities:
Cash and cash equivalents	$98.3	$98.3	$—	$—
Corporate loans, at fair value	2,162.9	—	2,162.9	—
VOEs – Private equity, real estate, hedge funds, and funds of hedge funds:
Cash and cash equivalents	38.7	38.7	—	—
Investments, at fair value	2,860.3	—	—	2,860.3

Total assets at fair value	$5,160.2	$137.0	$2,162.9	$2,860.3

Liabilities
VIEs – CLO entities CLO notes, at fair value	$2,057.1	$—	$—	$2,057.1

Total liabilities at fair value	$2,057.1	$—	$—	$2,057.1

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	2010
	Fair Value Measurements	Level 1	Level 2	Level 3
Assets
VIEs – CLO entities:
Cash and cash equivalents	$145.7	$145.7	$—	$—
Corporate loans, at fair value	1,765.6	—	1,765.6	—
VOEs – Private equity, real estate, hedge funds, and funds of hedge funds:
Cash and cash equivalents	49.0	49.0	—	—
Investments, at fair value	2,255.3	—	—	2,255.3

Total assets at fair value	$4,215.6	$194.7	$1,765.6	$2,255.3

Liabilities
VIEs – CLO entities CLO notes, at fair value	$1,627.6	$—	$—	$1,627.6

Total liabilities at fair value	$1,627.6	$—	$—	$1,627.6

Level 3 assets primarily include investments in private equity, real estate, hedge funds, and funds of funds held by the consolidated VOEs, while the Level 3 liabilities consist of CLO notes. Transfers of investments out of Level 3 and into Level 2 or Level 1, if any, are recorded as of the beginning of the period in which the transfer occurred. During the years ended December 31, 2011 and 2010, there were no transfers in or out of Level 3, or transfers between Level 1 and Level 2.

The reconciliation of the beginning and ending fair value measurements for Level 3 assets and liabilities using significant unobservable inputs for years 2011 and 2010 is presented in the table below. Note that the format of the Level 3 reconciliation for the year ended December 31, 2011 has changed because the Company has adopted the provisions of ASU 2010-06. Refer to the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements for a detailed discussion of the adoption of ASU 2010-06 by the Company.

	2011
	Beginning Balance January 1	Deconsolidation(1)	Purchases(2)	Sales(2)	Gains (Losses) Included in the Consolidated Statement of Operations	Ending Balance December 31
Assets
VOEs – Private equity, real estate, hedge funds, and funds of hedge funds:
Investments, at fair value	$2,255.3	$(27.1)	$1,630.8	$(1,459.5)	$460.8	$2,860.3

Total assets at fair value	$2,255.3	$(27.1)	$1,630.8	$(1,459.5)	$460.8	$2,860.3

Liabilities
VIEs – CLO entities:
CLO notes, at fair value	$(1,627.6)	$—	$(404.0)	$1.0	$(26.5)	$(2,057.1)

Total liabilities at fair value	$(1,627.6)	$—	$(404.0)	$1.0	$(26.5)	$(2,057.1)

(1)	See “Deconsolidations of Certain Investment Entities” in the section below.
(2)

The Company adopted the provisions of ASU 2010-06. Refer to Business, Basis of Presentation and Significant Accounting Policies of these Consolidated Financial Statements for a more detailed discussion.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

	2010
	Beginning Balance January 1	Transition Adjustment	Deconsolidation(1)	Purchases and Sales, Net	Gains (Losses) Included in the Consolidated Statement of Operations	Ending Balance December 31
Assets
VOEs – Private equity, real estate, hedge funds, and funds of hedge funds:
Investments, at fair value	$1,987.1	$—	$(66.5)	$93.7	$241.0	$2,255.3

Total assets at fair value	$1,987.1	$—	$(66.5)	$93.7	$241.0	$2,255.3

Liabilities
VIEs – CLO entities:
CLO notes, at fair value	$—	$(1,431.4)	$—	$—	$(196.2)	$(1,627.6)

Total liabilities at fair value	$—	$(1,431.4)	$—	$—	$(196.2)	$(1,627.6)

(1)	See “Deconsolidations of Certain Investment Entities” in the section below.

Deconsolidation of Certain Investment Entities

During 2011, the Company deconsolidated one investment fund because the fund started the liquidation process and began to make capital distributions to its partners in the last quarter of 2011. The Company owned the entire investment fund prior to deconsolidation. The Company did not have any outstanding capital commitments to this fund as part of the deconsolidation date. This fund has closed and therefore, the Company no longer has any involvement.

During 2010, the Company deconsolidated one investment fund because the fund was in the liquidation process and the Company as a sole investor in this fund did not have any outstanding capital commitments to it. Prior to deconsolidation, the investment fund was owned by various subsidiaries of the Company. The Company uses the equity method of accounting for its investment in this fund ($8.8 and $22.2 as of December 31, 2011 and 2010, respectively) and reported within Limited partnerships on the Consolidated Balance Sheets. The Company continues to oversee the final liquidation.

During 2009, the Company deconsolidated six investment funds in total.

•

Three funds of which the Company was the general partner were deconsolidated based on their final liquidation and distribution of all net assets. These funds have fully liquidated and therefore, the Company no longer has any involvement.

•

Two funds of which the Company was the general partner were deconsolidated as the Company ceased to act as an investment manager. The Company remains as a limited parter investor and contiues to earn a share of performance fee income now earned by the new general partner.

•

One fund was deconsolidated as the Company no longer retained control over the fund’s activities due to certain bankruptcy proceedings within the fund itself. The fund’s investors remain and await bankruptcy settlement at which time the fund will distribute proceeds and be closed.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

As a result of these deconsolidations, there has not been a material impact to the Consolidated Statements of Operations for the years ended December 31, 2011, 2010, and 2009.

Non-consolidated VIEs

CLO Entities

In addition to the consolidated CLO entities, the Company also holds variable interest in certain CLO entities which are not consolidated as it has been determined that the Company is not the primary beneficiary. With these CLO entities, the Company serves as the investment manager and receives investment management fees and contingent performance fees. Generally, the Company does not hold any interest in the non-consolidated CLO entities. The Company has never provided and is not obligated to provide any financial or other support to these entities.

Although the Company has the power to direct the activities that significantly impact the economic performance for CLO entities, it does not hold a significant variable interest in any of these CLO entities and, as such, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Based on this analysis, the Company is not considered the primary beneficiary of any of these CLO entities, and has not consolidated. The Company will review its assumptions on a periodic basis to determine if conditions have changed such that the projection of these contingent fees becomes significant enough to reconsider the Company’s consolidation status as variable interest holder. At December 31, 2011 and 2010, the Company did not hold any ownership interests in these unconsolidated CLOs and its maximum exposure was equal to zero.

The following table presents the December 31, 2011 and 2010 carrying amounts of total assets and liabilities of the VIEs in which the Company has concluded that it holds a variable interest, but is not the primary beneficiary. The Company determines its maximum exposure to loss to be: (i) the amount invested in the debt or equity of the VIE and (ii) other commitments and guarantees to the VIE.

	2011	2010
Carrying amount	$—	$—
Maximum exposure to loss	—	—
Assets of non-consolidated investment entities	1,773.0	1,876.6
Liabilities of non-consolidated investment entities	1,777.1	1,887.9

Investment Funds

The Company manages or holds investments in certain private equity funds, fund of hedge funds and single strategy hedge funds. These funds are managed as a portfolio of investments that use advanced investment strategies such as leverage, long, short and derivative positions in both domestic and international markets with the goal of generating high returns. With these entities, the Company serves as the investment manager and is entitled to receive investment management fees and contingent performance fees that are generally expected to be insignificant. The Company does not hold any equity interest in these fund VIEs and has never provided and is not obligated to provide any financial or other support to these funds.

Although the Company has the power to direct the activities that significantly impact the economic performance of the funds, it does not hold a significant variable interest in any of these funds and, as such, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Accordingly, the Company is not considered the primary beneficiary and did not consolidate any of these investment funds.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

In addition, the Company does not consolidate the funds, in which its involvement takes a form of a limited partner interest and is restricted to a role of a passive investor, as a limited partner’s interest does not provide the Company with any substantive kick-out or participating rights, which would overcome the presumption of control by the general partner.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Certain RMBS investments represent agency pass-through securities and close-to-the-index tranches issued by Fannie Mae, Freddie Mac, or a similar government-sponsored entity. Investments held by the Company in non-agency RMBS and CMBS also include interest-only, principal-only, and inverse floating securities. Through its investments, the Company is not obligated to provide any financial or other support to these entities.

Each of the RMBS, CMBS, and ABS entities described above are thinly capitalized by design, and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. As discussed above, the Company’s involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities’ economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS, and ABS entities it holds investments in. These investments are accounted for as investments available-for-sale as described in the Fair Value Measurements note to these Consolidated Financial Statements, and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO whose change in fair value is reflected in Net investment income in the Consolidated Statements of Operations. The Company’s maximum exposure to loss on these structured investments is limited to the amount of its investment. Refer to the Investments note of these Consolidated Financial Statements for details regarding the carrying amounts and classifications of these assets.

20.	Segments

The Company provides its principal products and services in three core businesses and reports results through five core segments as follows:

Business	Segment
Retirement Solutions	Retirement
Annuities

Investment Management	Investment Management

Insurance Solutions	Individual Life Employee Benefits

The Company also has a Corporate segment, which includes the financial data not directly related to the businesses, and Closed Block segments, which includes non-core businesses and non-strategic products that are either in run-off and reinsured or no longer being actively marketed and sold.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

These segments reflect the manner by which the Company’s chief operating decision maker views and manages the business. The following is a brief description of these segments, as well as Corporate and Closed Block segments.

Retirement Solutions

The Retirement Solutions business provides its products through two segments: Retirement and Annuities. The Retirement segment provides tax-deferred, employer-sponsored retirement savings plan and recordkeeping/ administrative services in corporate, health, education, and government markets, as well as rollover IRA and payout annuities. The Annuities segment primarily provides fixed, indexed, and payout annuities for pre-retirement wealth accumulation and post retirement income management, primarily sold through multiple channels.

Investment Management

The Investment Management business provides investment products and retirement solutions through a broad range of traditional and alternative asset classes, geographies, and styles, in separate accounts, pooled accounts, annuity portfolios, and mutual funds. Products and services are offered to institutional clients, including public, corporate, and union retirement plans, endowments and foundations, and insurance companies, as well as individual investors and affiliated U.S. businesses, and are distributed through the Company’s direct sales force, consultant channel and intermediary partners (such as banks, broker-dealers, and independent financial advisers).

Insurance Solutions

The Insurance Solutions business provides its products through two segments: Individual Life and Employee Benefits. The Individual Life segment provides wealth protection and wealth transfer opportunities through universal life, variable universal life, indexed universal life, and term products, distributed through independent channels to meet personal and business needs of a broad range of customers from the middle market to the mass affluent. The Employee Benefits segment provides life, stop-loss, disability, and voluntary employee paid products to medium and large sized businesses.

Corporate

Corporate includes investment income on assets backing surplus in excess of amounts held at the segment level, financing and interest expenses, other items not allocated to segments, such as certain expenses and liabilities of employee benefit plans, and intercompany eliminations.

Closed Blocks

Closed Blocks include the Closed Block Variable Annuity, Closed Block Institutional Spread Products, and Closed Block Other, which are run-off and non-core business lines. Closed Block Variable Annuity and Closed Block Institutional Spread Products (which issues GICs) are no longer being actively marketed and sold, but are managed to minimize capital risk. The Closed Block Other segment mainly consists of the contingent consideration, promissory notes and loss related to the 2010 sale of three of the Company’s broker-dealers, the amortization of the deferred gain related to the divestment of Group Reinsurance in 2010 via reinsurance and the Individual Reinsurance segment that was divested in 2004 via reinsurance.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Measurement

Segment operating income (loss) before income taxes is an internal measure used by management to evaluate segment performance. The Company uses the same accounting policies and procedures to measure segment operating income (loss) before taxes as it does for consolidated net income (loss). Operating income (loss) before income taxes does not replace net income (loss) as the U.S. GAAP measure of the Company’s consolidated results of operations and is calculated by adjusting each segment’s income (loss) before income taxes for the following items:

•

Net investment gains (losses), net of related amortization of DAC, VOBA, sales inducements, and unearned revenue. Net investment gains (losses) include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the FVO unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations, and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements, and accrued interest;

•

Net guaranteed benefit hedging gains (losses), which include changes in the fair value of derivatives related to guaranteed benefits, net of related reserve increases (decreases) and net of related amortization of DAC, VOBA, and sales inducements, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with the Company’s long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating results, including the impacts related to changes in the Company’s nonperformance spread, assumption changes, and the gains or losses associated with the Company’s funding capital hedge overlay program;

•	Income (loss) related to business exited through reinsurance or divestment;

•	Income (loss) attributable to non-controlling interests;

•	Income (loss) related to early extinguishment of debt;

•	Impairment of goodwill, VMCR and VOCRA;

•	Immediate recognition of net actuarial gains (losses) related to the Company’s pension and other post-employment benefit obligations and gains (losses) from plan amendments and curtailments; and

•

Other items, including restructuring expenses (severance, lease write-offs, etc.), integration expenses related to the Company’s acquisition of CitiStreet, and certain third-party expenses related to the anticipated divestment of the Company by ING Group.

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

The summary below reconciles operating income (loss) before income taxes for the segments to Income (loss) before income taxes for the years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009(1)
Retirement Solutions:
Retirement	$441.9	$469.6	$358.3
Annuities	387.6	115.0	48.7
Investment Management	87.5	50.1	44.4
Insurance Solutions:
Individual Life	290.1	267.5	317.2
Employee Benefits	83.3	82.0	37.2

Core Businesses	1,290.4	984.2	805.8
Corporate	(230.2)	(399.1)	(470.5)
Closed Blocks:
Closed Block Variable Annuity	(18.3)	(324.8)	(683.9)
Closed Block Institutional Spread Products	83.2	(3.8)	1.8
Closed Block Other	(13.0)	(6.7)	6.9

Closed Blocks	51.9	(335.3)	(675.2)

Total operating income (loss) before income taxes	1,112.1	249.8	(339.9)

Adjustments:
Net investment gains and related charges and adjustments	146.5	32.2	318.2
Net guaranteed benefit hedging losses and related charges and adjustments	(901.1)	(7.8)	(790.8)
Loss related to businesses exited through reinsurance or divestment	(35.1)	(3.3)	(20.4)
Income (loss) attributable to non-controlling interests	190.8	(10.3)	(207.4)
Loss on early extinguishment of debt	—	(108.3)	—
Immediate recognition of net actuarial (losses) gains related to the Company’s pension and other post-employment benefit obligations and impacts of plan amendments and curtailments	(157.8)	(47.5)	2.6
Other adjustments to operating income	(77.6)	(67.0)	(70.9)

Income (loss) before income taxes	$277.8	$37.8	$(1,108.6)

(1)	See “Revision to 2009 Segment Information” section below.

Operating revenues is a measure of the Company’s segment revenues. The Company calculates operating revenues by adjusting each segment’s revenues for the following items:

•

Net realized investment gains (losses) and related charges and adjustments include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the fair value option (“FVO”) unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest;

•

Loss on change in fair value of derivatives related to guaranteed benefits include changes in the fair value of derivatives related to guaranteed benefits, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with our long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating revenues, including the impacts related to changes in our non-performance spread, assumption changes and the gains or losses associated with our capital hedge overlay program;

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

•	Revenues related to businesses exited through reinsurance or divestment;

•	Revenues attributable to non-controlling interests; and

•

Other adjustments to operating revenues primarily reflect fee income earned by our broker-dealers for sales of non-proprietary products, which are reflected net of commission expense in our segments’ operating revenues.

The summary below reconciles operating revenues for the segments to Total revenues for the years ended December 31, 2011, 2010, and 2009:

	2011	2010	2009(1)
Retirement Solutions:
Retirement	$2,225.4	$2,179.0	$2,024.5
Annuities	1,401.4	1,482.5	1,442.7
Investment Management	491.9	454.5	392.0
Insurance Solutions:
Individual Life	2,962.7	2,801.8	2,724.2
Employee Benefits	1,246.2	1,277.8	1,357.2

Core Businesses	8,327.6	8,195.6	7,940.6
Corporate	(13.7)	(132.3)	(73.8)
Closed Blocks:
Closed Block Variable Annuity	857.5	838.2	933.7
Closed Block Institutional Spread Products	188.1	167.6	308.6
Closed Block Other	52.2	64.3	88.4

Closed Blocks	1,097.8	1,070.1	1,330.7

Total operating revenues	9,411.7	9,133.4	9,197.5

Adjustments:
Net investment gains (losses) and related charges and adjustments	272.9	125.2	154.2
Loss on change in fair value of derivatives related to guaranteed benefits	(525.3)	(309.7)	(900.8)
Revenues related to businesses exited through reinsurance or divestment	116.1	137.6	1,049.4
Revenues attributable to non-controlling interests	399.1	143.2	(99.7)
Other adjustments to operating revenues	212.2	227.8	157.0

Total revenues	$9,886.7	$9,457.5	$9,557.6

(1)	See “Revision to 2009 Segment Information” section below.

Revision to 2009 Segment Information

Segment information for the year ended December 31, 2009 was adjusted to reflect a revision in the allocation of Net investment income and Net realized gains (losses) which decreases operating income (loss) before income taxes and operating revenues as follows:

	Operating Income (Loss) Before Taxes	Operating Revenues
Retirement	$(27.2)	$(49.6)
Annuities	(12.2)	(48.1)
Individual Life	(47.9)	—
Corporate	(32.0)	(32.0)
Closed Block Institutional Spread Products	(67.9)	(67.9)

Total	$(187.2)	$(197.6)

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

A corresponding, offsetting revision for operating income (loss) before taxes of $187.2 and operating revenues of $197.6, respectively, is included in Net investment gains and related charges and adjustments, with no impact to Total revenues or Income (loss) before income taxes.

Segment Information

The following is a summary of certain financial information for the Company’s segments for the years ended December 31, 2011, 2010 and 2009:

The Investment Management segment revenues include the following intersegment revenues, primarily consisting of asset-based management and administration fees. Balances for the years ended December 31, 2011, 2010 and 2009 reflect the current fee structure pursuant to the asset management agreement.

	2011	2010	2009
Investment management intersegment revenues	$164.1	$156.8	$170.8

The summary below presents Total assets for the Company’s segments as of December 31, 2011 and 2010:

	2011	2010
Retirement Solutions:
Retirement	$76,076.8	$74,631.4
Annuities	29,969.5	29,852.3
Investment Management	507.6	542.7
Insurance Solutions:
Individual Life	24,527.8	23,637.0
Employee Benefits	2,586.6	2,510.5

Core Businesses	133,668.3	131,173.9
Corporate	3,328.6	2,728.8
Closed Blocks:
Closed Block Variable Annuity	47,564.3	49,506.4
Closed Block Institutional Spread Products	6,234.7	8,903.5
Closed Block Other	8,821.6	8,838.7

Closed Blocks	62,620.6	67,248.6

Total assets of segments	199,617.5	201,151.3
Non-controlling interest	3,955.3	3,225.2

Total assets	$203,572.8	$204,376.5

21.	Subsequent Events

The Company has evaluated subsequent events through June 22, 2012, which is the date these Consolidated Financial Statements were issued.

On April 12, 2012, the maturity for ING U.S., Inc.’s $500.0 floating rate loan agreement with ING Insurance was extended until April 29, 2016.

On April 20, 2012, the Company entered into a $5.0 billion Senior Unsecured Credit Facility (“Credit Facility”) with a syndicate of banks, replacing financing that was either internally funded or guaranteed by ING Insurance. As part of the Credit Facility, the Company entered into a committed Revolving Credit Agreement (“Revolving

ING U.S., Inc.

Notes to Consolidated Financial Statements

(Dollar amounts in millions, unless otherwise stated)

Credit Agreement”). The Revolving Credit Agreement includes a $3.5 billion LOC facility that includes a revolving credit sublimit of $1.5 billion. The total outstanding amount of LOCs and revolving credit outstanding may not exceed $3.5 billion. ING Bank, an affiliate of the Company, has committed up to $250.0 in financing as a member of the syndicate which entered into the Revolving Credit Agreement. The cost of LOCs and revolving loans vary depending on the current credit rating of the Company and is currently LIBOR plus 200 basis points. The Revolving Credit Agreement expires on April 20, 2015 at which time any outstanding amounts are due.

As part of the Credit Facility, the Company also entered into a $1.5 billion syndicated Term Loan Agreement (“Term Loan Agreement”). The Company pays interest under the Term Loan Agreement at a variable rate based on the current credit rating of the Company and is currently LIBOR plus 200 basis points. The Company is required to make principal payments totaling 5.0% of the original borrowing amount each 3 months for the first 12 months of the Term Loan Agreement and 7.5% each 3 months for the second 12 months. The Term Loan Agreement expires on April 20, 2014 at which time all remaining borrowed amounts are due.

ING Bank acted as Joint Lead Arranger, Joint Book Manager, and Documentation Agent for these transactions. For these services, ING Bank received various fees totaling $3.3.

The Company replaced $1.4 billion of LOCs issued under a $2.5 billion Syndicated LOC Facility entered into on May 4, 2010, with LOCs issued under the Revolving Credit Agreement on April 20, 2012. LOCs issued by ING Bank under the Revolving Credit Agreement amounted to $101.0. Subsequent to April 20, 2012, $220.0 of additional LOCs were issued under the Revolving Credit Agreement such that the total amount of LOCs currently outstanding is $1.6 billion. Of this total, LOCs issued by ING Bank amount to $117.0.

Also on April 20, 2012, proceeds amounting to $2.0 billion from the Credit Facility were used by the Company to repay intercompany loans and for general corporate purposes. The Company continues to maintain reciprocal loan agreements with affiliates.

On June 4, 2012, certain insurance company subsidiaries of the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $812.0 as of December 31, 2011 included in Assets related to consolidated investment entities in the Consolidated Balance Sheets to a group of private equity funds that are or will be managed by Pomona Capital, also a subsidiary of the Company.

The transaction is expected to close in two tranches prior to December 31, 2012. Regulatory approvals are not required. The Company expects to record a loss in Net loss available to ING U.S., Inc.’s common shareholder of approximately $93.0 in the second quarter 2012 as a result of this transaction.

On June 14, 2012, the Company announced an agreement with Cognizant Technology Solutions U.S. Corporation (“Cognizant”) under which Cognizant will provide business processing and operations services related to the Company. Under the terms of the seven-year agreement, Cognizant has made offers of employment to more than 1,000 employees of the Company in Minot, North Dakota and Des Moines, Iowa. Cognizant will purchase our existing facility in Minot, North Dakota, and will sub-lease offices in our current facility in Des Moines, Iowa.

Based on an actuarial estimate using the Retirement Plan assets and obligations as of December 31, 2011, the Company expects to recognize a remeasurement loss resulting from the revaluation of the Retirement Plan’s assets and obligations, partially offset by a curtailment gain. The net loss before income taxes is expected to be approximately $65.0 to $90.0 and will be recognized on the date the employees transition to Cognizant, which is expected to occur on August 16, 2012.

ING U.S., Inc.

Condensed Consolidated Balance Sheets

March 31, 2012 (Unaudited) and December 31, 2011

(In millions, except share data)

	As of March 31, 2012	As of December 31, 2011
Assets:
Investments:
Fixed maturities, available-for-sale, at fair value (amortized cost of $60,855.5 at 2012 and $61,800.5 at 2011)	$66,464.6	$67,405.6
Fixed maturities, at fair value using the fair value option	3,064.1	3,010.3
Equity securities, available-for-sale, at fair value (cost of $309.7 at 2012 and $320.6 at 2011)	354.2	353.8
Short-term investments	3,073.3	3,572.7
Mortgage loans on real estate, net of valuation allowance of $4.9 at 2012 and $4.4 at 2011	8,929.0	8,691.1
Loan – Dutch State obligation	1,645.0	1,792.7
Policy loans	2,224.1	2,263.9
Limited partnerships/corporations	626.8	599.6
Derivatives	2,043.9	2,660.9
Other investments	207.1	215.1
Securities pledged (amortized cost of $1,328.1 at 2012 and $2,068.7 at 2011)	1,435.4	2,253.5

Total investments	90,067.5	92,819.2
Cash and cash equivalents	1,277.0	638.0
Short-term investments under securities loan agreements, including collateral delivered	336.3	1,075.9
Accrued investment income	903.2	881.7
Reinsurance recoverable	7,724.8	7,723.4
Deferred policy acquisition costs, Value of business acquired	4,369.5	4,352.3
Sales inducements to contract holders	280.9	307.3
Current income taxes	22.4	26.0
Goodwill and other intangible assets	372.0	382.5
Other assets	1,781.3	1,476.3
Assets related to consolidated investment entities:
Limited partnerships/corporations, at fair value	2,950.6	2,860.3
Cash and cash equivalents	332.3	137.0
Corporate loans, at fair value using the fair value option	2,392.0	2,162.9
Other assets	16.3	15.5
Assets held in separate accounts	97,050.1	88,714.5

Total assets	$209,876.2	$203,572.8

ING U.S., Inc.

Condensed Consolidated Balance Sheets (Continued)

March 31, 2012 (Unaudited) and December 31, 2011

(In millions, except share data)

	As of March 31, 2012	As of December 31, 2011
Liabilities and Shareholder’s Equity:
Future policy benefits	$25,359.0	$26,312.6
Contract owner account balances	62,052.0	62,045.8
Payables under securities loan agreements, including collateral held	832.8	1,781.8
Short-term debt	1,180.0	1,054.6
Long-term debt	1,343.3	1,343.1
Funds held under reinsurance agreements	1,240.5	1,307.6
Derivatives	1,862.9	1,955.8
Pension and other post-employment provisions	785.7	797.7
Deferred income taxes	461.9	513.0
Other liabilities	1,553.8	1,563.6
Liabilities related to consolidated investment entities:
Collateralized loan obligations notes, at fair value using the fair value option	2,491.7	2,057.1
Other liabilities	199.7	199.5
Liabilities related to separate accounts	97,050.1	88,714.5

Total liabilities	196,413.4	189,646.7

Shareholder’s equity:
Common stock (200,000 shares authorized, 100,207 issued and outstanding; $0.01 par value per share)	—	—
Additional paid-in capital	22,873.4	22,867.5
Accumulated other comprehensive income	2,587.0	2,595.0
Retained earnings (deficit):
Appropriated-consolidated investment entities	109.8	126.5
Unappropriated	(13,740.3)	(13,235.1)

Total ING U.S., Inc. shareholder’s equity	11,829.9	12,353.9
Non-controlling interest	1,632.9	1,572.2

Total shareholder’s equity	13,462.8	13,926.1

Total liabilities and shareholder’s equity	$209,876.2	$203,572.8

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Statements of Operations

For the Three Months Ended March 31, 2012 and 2011 (Unaudited)

(In millions)

	Three Months Ended March 31,
	2012	2011
Revenues:
Net investment income	$1,277.4	$1,284.9
Fee income	923.5	937.6
Premiums	461.6	443.1
Net realized gains (losses):
Total other-than-temporary impairment losses	(7.3)	(165.4)
Less: Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)	0.4	6.5

Net other-than-temporary impairments recognized in earnings	(6.9)	(158.9)
Other net realized capital losses	(1,243.0)	(307.3)

Total net realized capital losses	(1,249.9)	(466.2)
Other revenue	95.1	119.6
Income (loss) related to consolidated investment entities:
Net investment income	34.9	24.9
Changes in fair value related to collateralized loan obligations	(16.7)	(55.0)

Total revenues	1,525.9	2,288.9

Benefits and expenses:
Policyholder benefits	488.7	656.7
Interest credited to contract owner account balance	570.1	601.2
Operating expenses	759.4	681.1
Net amortization of deferred policy acquisition costs and value of business acquired	173.7	130.3
Interest expense	24.3	40.2
Operating expenses related to consolidated investment entities:
Interest expense	22.2	14.8
Other expense	0.4	2.1

Total benefits and expenses	2,038.8	2,126.4

Income (loss) before income taxes	(512.9)	162.5
Income tax expense (benefit)	7.9	(80.9)

Net income (loss)	(520.8)	243.4
Less: Net loss attributable to non-controlling interest	(15.6)	(51.3)

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(505.2)	$294.7

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2012 and 2011 (Unaudited)

(In millions)

	Three Months Ended March 31,
	2012	2011
Net income (loss)	$(520.8)	$243.4
Other comprehensive income (loss), before tax:
Change in unrealized gains on securities	(75.7)	36.5
Change in other-than-temporary impairment losses	12.8	125.0
Pension and other post-employment benefit liability	(3.8)	(0.6)

Other comprehensive income (loss), before tax	(66.7)	160.9
Income tax benefit (expense) related to items of other comprehensive income (loss)	58.7	(83.8)

Other comprehensive income (loss), after tax	(8.0)	77.1

Comprehensive income (loss)	(528.8)	320.5
Less: Comprehensive loss attributable to the non-controlling interest	(15.6)	(51.3)

Comprehensive income (loss) attributable to ING U.S., Inc.’s common shareholder	$(513.2)	$371.8

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Statements of Changes in Shareholder’s Equity

For the Three Months Ended March 31, 2012 (Unaudited)

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)		Total ING U.S., Inc. Shareholder’s Equity	Non-controlling Interest	Total Shareholder’s Equity
				Appropriated	Unappropriated
Balance at January 1, 2012	$—	$22,867.5	$2,595.0	$126.5	$(13,235.1)	$12,353.9	$1,572.2	$13,926.1
Comprehensive income (loss):
Net loss	—	—	—	—	(505.2)	(505.2)	(15.6)	(520.8)
Other comprehensive loss, after tax	—	—	(8.0)	—	—	(8.0)	—	(8.0)

Total comprehensive loss						(513.2)	(15.6)	(528.8)
Reclassification of non-controlling interest	—	—	—	(16.7)	—	(16.7)	16.7	—
Employee share-based payments	—	5.9	—	—	—	5.9	—	5.9
Contribution from non-controlling interest, net	—	—	—	—	—	—	59.6	59.6

Balance at March 31, 2012	$—	$22,873.4	$2,587.0	$109.8	$(13,740.3)	$11,829.9	$1,632.9	$13,462.8

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Statements of Changes in Shareholder’s Equity (Continued)

For the Three Months Ended March 31, 2011 (Unaudited)

(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)		Total ING U.S., Inc. Shareholder’s Equity	Non-controlling Interest	Total Shareholder’s Equity
				Appropriated	Unappropriated
Balance at January 1, 2011	$—	$18,827.3	$973.3	$177.2	$(13,147.0)	$6,830.8	$1,237.0	$8,067.8
Comprehensive income (loss):
Net income (loss)	—	—	—	—	294.7	294.7	(51.3)	243.4
Other comprehensive income, after tax	—	—	77.1	—	—	77.1	—	77.1

Total comprehensive income (loss)						371.8	(51.3)	320.5
Reclassification of non-controlling interest	—	—	—	(55.0)	—	(55.0)	55.0	—
Employee share-based payments	—	4.4	—	—	—	4.4	—	4.4
Distribution to non-controlling interest, net	—	—	—	—	—	—	(1.1)	(1.1)

Balance at March 31, 2011	$—	$18,831.7	$1,050.4	$122.2	$(12,852.3)	$7,152.0	$1,239.6	$8,391.6

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2012 and 2011 (Unaudited)

(In millions)

	Three Months Ended March 31,
	2012	2011
Net cash provided by operating activities	$324.3	$797.6

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of:
Fixed maturities	5,838.7	4,685.8
Equity securities, available-for-sale	23.5	42.5
Mortgage loans on real estate	316.3	361.4
Loan – Dutch State obligation	145.3	161.4
Limited partnerships/corporations	63.1	43.0
Acquisition of:
Fixed maturities	(4,233.3)	(5,135.3)
Equity securities, available-for-sale	(9.9)	(22.2)
Mortgage loans on real estate	(553.9)	(496.2)
Limited partnerships/corporations	(77.3)	(86.8)
Short-term investments, net	499.4	235.2
Policy loans, net	39.8	30.7
Derivatives, net	(1,171.2)	(512.7)
Other investments	(0.1)	(14.5)
Sales from consolidated investment entities	181.5	339.3
Purchase of consolidated investment entities	(380.0)	(374.6)
Collateral received (delivered)	(209.4)	(262.6)
Purchases of fixed assets, net	(8.2)	(5.3)
Other	(0.2)	(5.6)

Net cash provided by (used in) investing activities	464.1	(1,016.5)

Cash Flows from Financing Activities:
Deposits received for investment contracts	4,251.2	3,249.1
Maturities and withdrawals from investment contracts	(4,918.2)	(2,981.3)
Proceeds from issuance of long-term debt	43.9	428.9
Repayment of long-term debt	(47.6)	(73.5)
Short-term debt, net	129.1	(284.0)
Contributions (distributions) to partners in consolidated investment entities	392.2	28.6

Net cash (used in) provided by financing activities	(149.4)	367.8

Net increase in cash and cash equivalents	639.0	148.9
Cash and cash equivalents, beginning of period	638.0	615.3

Cash and cash equivalents, end of period	$1,277.0	$764.2

Supplemental cash flow information:
Income taxes paid (received), net	$(2.2)	$19.4
Interest paid	29.4	43.6

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

1.	Business, Basis of Presentation and Significant Accounting Policies

Business

ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.) is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. (“ING Insurance”), which is a wholly owned subsidiary of ING Groep N.V. (“ING Group” or “ING”), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol “ING”.

ING U.S., Inc. and its subsidiaries (collectively “the Company”) is a financial services organization in the United States that offers a broad range of retirement services, life insurance, annuities, mutual funds, group insurance and supplemental health products, guaranteed investment contracts, funding agreements, and investment management services.

The Company provides its principal products and services in three businesses (Retirement Solutions, Insurance Solutions, and Investment Management) and reports results through five operating segments, including Retirement, Annuities, Individual Life, Employee Benefits, and Investment Management. The Company also has a Corporate segment, which includes the financial data not directly related to the businesses and Closed Block segments. See the Segments note to these Condensed Consolidated Financial Statements.

Basis of Presentation

The accompanying Condensed Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and are unaudited. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Condensed Consolidated Financial Statements include the accounts of ING U.S., Inc. and its subsidiaries, as well as partnerships (voting interest entities (“VOEs”)) in which the Company has control and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. See the Consolidated Investment Entities note to these Condensed Consolidated Financial Statements. Intercompany transactions and balances have been eliminated.

The Company uses the equity method of accounting for investments in limited partnership interests that are not consolidated, which consist primarily of private equities, hedge funds, and VIEs for which the Company is not the primary beneficiary.

The accompanying Condensed Consolidated Financial Statements reflect all adjustments (including normal, recurring adjustments) necessary to present fairly the financial position of the Company as of March 31, 2012, its results of operations, comprehensive income, changes in shareholder’s equity, and cash flows for the three months ended March 31, 2012 and 2011, in conformity with U.S. GAAP. Results are not necessarily indicative of full year performance. The December 31, 2011 Consolidated Balance Sheet is from the audited ING U.S., Inc. Consolidated Financial Statements for the years ended December 31, 2011, 2010, and 2009 (“2011 ING U.S., Inc. Consolidated Financial Statements”) which includes all disclosures required by U.S. GAAP. Therefore, these Condensed Consolidated Financial Statements should be read in conjunction with the 2011 ING U.S., Inc. Consolidated Financial Statements.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-26, “Financial Services – Insurance (Accounting Standards Codification (“ASC”) Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”), which clarifies what costs relating to the acquisition are of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred. The Company early adopted the provisions of ASU 2010-26 on January 1, 2011, and applied the provisions retrospectively. If financial statements had been previously issued, as a result of implementation, the Company’s Retained earnings (deficit) would have been a decrease of $1.2 billion, net of income taxes of $300.8, as of January 1, 2011.

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, the FASB issued ASU 2011-03, “Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 were adopted by the Company on January 1, 2012. The Company determined that there was no effect on the Company’s financial condition, results of operations, or cash flows, as the guidance is consistent with that previously applied by the Company.

Testing Goodwill for Impairment

In September 2011, the FASB issued ASU 2011-08, “Intangibles-Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment” (“ASU 2011-08”), which provides an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that it is not more likely than not that the reporting unit is impaired, then performing the two-step impairment test is unnecessary. If an entity concludes otherwise, it is required to perform the two-step impairment test.

The provisions of ASU 2011-08 were adopted by the Company on January 1, 2012. The Company has determined that there are no impairment indicators since the last annual review.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which includes the following amendments:

•	The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;

•	The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;

•	An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and

•	The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed, and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted by the Company on January 1, 2012. The adoption had no effect on the Company’s financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-04 are included in the Financial Instruments note to these Condensed Consolidated Financial Statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income” (“ASU 2011-05”), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of Accumulated Other Comprehensive Income (“AOCI”) on the components of net income and other comprehensive income.

The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 as of December 31, 2011, and applied the provisions retrospectively. The Condensed Consolidated Statement of Comprehensive Income, with corresponding revisions to the Condensed Consolidated Statements of Changes in Shareholder’s Equity, is included in the Condensed Consolidated Financial Statements. In addition, the required disclosures are included in the Accumulated Other Comprehensive Income (Loss) note to these Condensed Consolidated Financial Statements.

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, “Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and periods within those annual reporting periods. The Company is currently in the process of determining the disclosure impact of adoption of the provisions of ASU 2011-11.

2.	Investments (excluding Consolidated Investment Entities)

Fixed Maturities and Equity Securities

Available-for-sale and fair value option (“FVO”) fixed maturities and equity securities were as follows as of March 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives(3)	Fair Value	OTTI(2)
Fixed maturities:
U.S. Treasuries	$4,110.3	$450.6	$0.9	$—	$4,560.0	$—
U.S. government agencies and authorities	648.6	68.9	—	—	717.5	—
State, municipalities, and political subdivisions	368.6	24.7	1.1	—	392.2	—
U.S. corporate securities	30,509.4	2,913.4	100.3	—	33,322.5	—
Foreign securities(1):
Government	986.3	77.8	7.3	—	1,056.8	—
Other	13,085.2	1,141.5	74.0	—	14,152.7	0.1

Total foreign securities	14,071.5	1,219.3	81.3	—	15,209.5	0.1
Residential mortgage-backed securities:
Agency	5,706.6	790.2	16.3	166.7	6,647.2	1.5
Non-Agency	2,002.1	226.5	160.1	73.9	2,142.4	187.4

Total Residential mortgage-backed securities	7,708.7	1,016.7	176.4	240.6	8,789.6	188.9
Commercial mortgage-backed securities	5,182.8	360.0	61.4	—	5,481.4	4.4
Other asset-backed securities	2,647.8	74.5	217.2	(13.7)	2,491.4	19.9

Total fixed maturities, including securities pledged	65,247.7	6,128.1	638.6	226.9	70,964.1	213.3
Less: securities pledged	1,328.1	112.5	5.2	—	1,435.4	—

Total fixed maturities	63,919.6	6,015.6	633.4	226.9	69,528.7	213.3
Equity securities:
Common stock	206.2	20.8	1.9	—	225.1	—
Preferred stock	103.5	25.6	—	—	129.1	—

Total equity securities	309.7	46.4	1.9	—	354.2	—

Total fixed maturities and equity securities investments	$64,229.3	$6,062.0	$635.3	$226.9	$69,882.9	$213.3

(1)	Primarily U.S. dollar denominated.
(2)	Represents other-than-temporary impairments (“OTTI”) reported as a component of Other comprehensive income.
(3)

Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives(3)	Fair Value	OTTI(2)
Fixed maturities:
U.S. Treasuries	$5,283.8	$688.7	$—	$—	$5,972.5	$—
U.S. government agencies and authorities	643.1	84.7	—	—	727.8	—
State, municipalities, and political subdivisions	375.1	21.2	2.4	—	393.9	—
U.S. corporate securities	30,486.5	3,095.6	109.0	—	33,473.1	—
Foreign securities(1):
Government	834.9	92.9	9.9	—	917.9	—
Other	13,207.0	1,078.0	135.5	—	14,149.5	0.1

Total foreign securities	14,041.9	1,170.9	145.4	—	15,067.4	0.1
Residential mortgage-backed securities:
Agency	5,754.8	865.4	11.9	182.2	6,790.5	1.7
Non-Agency	2,180.2	228.2	228.9	78.1	2,257.6	197.6

Total Residential mortgage-backed securities	7,935.0	1,093.6	240.8	260.3	9,048.1	199.3
Commercial mortgage-backed securities	5,387.1	247.5	149.2	—	5,485.4	6.3
Other asset-backed securities	2,727.0	62.1	270.7	(17.2)	2,501.2	20.4

Total fixed maturities, including securities pledged	66,879.5	6,464.3	917.5	243.1	72,669.4	226.1
Less: securities pledged	2,068.7	189.4	4.6	—	2,253.5	—

Total fixed maturities	64,810.8	6,274.9	912.9	243.1	70,415.9	226.1
Equity securities:
Common stock	222.1	14.7	5.6	—	231.2	—
Preferred stock	98.5	24.1	—	—	122.6	—

Total equity securities	320.6	38.8	5.6	—	353.8	—

Total fixed maturities and equity securities investments	$65,131.4	$6,313.7	$918.5	$243.1	$70,769.7	$226.1

(1)	Primarily U.S. dollar denominated.
(2)	Represents OTTI reported as a component of Other comprehensive income.
(3)

Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of March 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities (“MBS”) and other asset-backed securities (“ABS”) are shown separately because they are not due at a single maturity date.

	Amortized Cost	Fair Value
Due to mature:
One year or less	$2,299.7	$2,371.7
After one year through five years	12,737.9	13,536.7
After five years through ten years	16,535.4	17,865.4
After ten years	18,135.4	20,427.9
Mortgage-backed securities	12,891.5	14,271.0
Other asset-backed securities	2,647.8	2,491.4

Fixed maturities, including securities pledged	$65,247.7	$70,964.1

The investment portfolio is monitored to maintain a diversified portfolio on an on-going basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the State of the Netherlands (“the Dutch State”) loan obligation, with a carrying value in excess of 10% of the Company’s consolidated Shareholder’s equity at March 31, 2012 and December 31, 2011.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category at March 31, 2012 and December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
2012
Communications	$3,407.0	$370.6	$5.6	$3,772.0
Financial	6,080.4	507.5	74.2	6,513.7
Industrial and other companies	24,257.0	2,197.5	51.3	26,403.2
Utilities	8,677.3	869.1	36.7	9,509.7
Transportation	1,172.9	110.2	6.5	1,276.6

Total	$43,594.6	$4,054.9	$174.3	$47,475.2

2011
Communications	$3,561.5	$395.4	$12.5	$3,944.4
Financial	6,309.6	450.5	133.9	6,626.2
Industrial and other companies	24,071.1	2,252.6	67.2	26,256.5
Utilities	8,535.8	948.7	26.2	9,458.3
Transportation	1,215.5	126.4	4.7	1,337.2

Total	$43,693.5	$4,173.6	$244.5	$47,622.6

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The Company invests in various categories of collateralized mortgage obligations (“CMOs”), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At March 31, 2012 and December 31, 2011, approximately 33.6% and 32.8%, respectively, of the Company’s CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Certain CMOs, primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued using the FVO with changes in the fair value recorded in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.

Repurchase Agreements

The Company engages in dollar repurchase agreements with mortgage-backed securities (“dollar rolls”) and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements typically meet the requirements to be accounted for as financing arrangements. As of March 31, 2012 and December 31, 2011, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of March 31, 2012 and December 31, 2011, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company’s exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Securities Lending

The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of March 31, 2012 and December 31, 2011, the fair value of loaned securities was $0.3 and $1.0 billion, respectively, and is included in Securities pledged on the Condensed Consolidated Balance Sheets. Cash collateral received by the Company is included in Cash and cash equivalents or Invested assets to the extent it is reinvested. Collateral retained by the lending agent and invested in liquid assets on behalf of the Company is recorded in Short-term investments under securities loan agreement, including collateral delivered. As of March 31, 2012 and December 31, 2011, liabilities to return collateral of $0.3 and $1.0 billion, respectively are included in Short-term debt and Payables under securities loan agreement, including collateral held on the Condensed Consolidated Balance Sheets.

Fixed Maturity Securities Credit Quality – Ratings

The Securities Valuation Office (“SVO”) of the National Association of Insurance Commissioners (“NAIC”) evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called “NAIC designations.” An internally developed rating is used as permitted by the NAIC if no rating is available.These designations are generally

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

similar to the credit quality designations of the NAIC acceptable rating organizations (“ARO”) for marketable fixed maturity securities, called “rating agency designations,” except for certain structured securities as described below. NAIC designations of “1,” highest quality, and “2,” high quality, include fixed maturity securities generally considered investment grade (“IG”) by such rating organizations. NAIC designations 3 through 6 include fixed maturity securities generally considered below investment grade (“BIG”) by such rating organizations.

The NAIC adopted revised designation methodologies for non-agency residential mortgage-backed securities (“RMBS”), including RMBS backed by subprime mortgage loans reported within ABS, and for commercial mortgage-backed securities (“CMBS”). The NAIC’s objective with the revised designation methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from such structured securities.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about the Company’s fixed maturity securities holdings, including securities pledged, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company’s best estimate of comparable ratings from rating agencies, including Moody’s Investors Service (“Moody’s”), Standard & Poor’s (“S&P”), and Fitch Ratings Ltd. (“Fitch”). If no rating is available from a rating agency, then an internally developed rating is used.

It is the Company’s objective that the portfolio of fixed maturities be of high quality and be well diversified by market sector. The fixed maturities in the Company’s portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis believed to be similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

•	when three ratings are received then the middle rating is applied;

•	when two ratings are received then the lower rating is applied;

•	when a single rating is received, the ARO rating is applied;

•	and, when ratings are unavailable then an internal rating is applied.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of March 31, 2012 and December 31, 2011:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2012
U.S. Treasuries	$726.0	$0.9	$—	$—	$—	$—	$726.0	$0.9
U.S. corporate, state, and municipalities	1,979.7	44.0	359.0	16.8	369.1	40.6	2,707.8	101.4
Foreign	791.9	26.1	271.3	15.1	351.7	40.1	1,414.9	81.3
Residential mortgage-backed	668.9	8.0	152.5	5.3	925.2	163.1	1,746.6	176.4
Commercial mortgage-backed	72.8	1.1	436.1	23.3	278.6	37.0	787.5	61.4
Other asset-backed	49.6	0.4	90.3	7.1	717.9	209.7	857.8	217.2

Total	$4,288.9	$80.5	$1,309.2	$67.6	$2,642.5	$490.5	$8,240.6	$638.6

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2011
U.S. Treasuries	$—	$—	$—	$—	$—	$—	$—	$—
U.S. corporate, state, and municipalities	1,812.9	55.7	173.2	10.4	393.4	45.3	2,379.5	111.4
Foreign	1,177.6	66.2	80.2	7.3	655.8	71.9	1,913.6	145.4
Residential mortgage-backed	426.6	5.1	388.3	16.1	865.1	219.6	1,680.0	240.8
Commercial mortgage-backed	338.3	6.4	1,131.6	87.6	241.4	55.2	1,711.3	149.2
Other asset-backed	306.9	5.3	165.8	42.7	668.5	222.7	1,141.2	270.7

Total	$4,062.3	$138.7	$1,939.1	$164.1	$2,824.2	$614.7	$8,825.6	$917.5

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 84.4% and 82.1% of the average book value as of March 31, 2012 and December 31, 2011, respectively.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of March 31, 2012 and December 31, 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012
Six months or less below amortized cost	$4,981.2	$105.9	$156.6	$27.6	455	27
More than six months and twelve months or less below amortized cost	1,244.7	291.9	58.0	83.4	118	55
More than twelve months below amortized cost	1,640.5	615.0	107.0	206.0	250	148

Total	$7,866.4	$1,012.8	$321.6	$317.0	823	230

2011
Six months or less below amortized cost	$4,560.5	$616.9	$184.5	$166.1	474	105
More than six months and twelve months or less below amortized cost	1,805.8	197.9	103.8	61.0	114	46
More than twelve months below amortized cost	1,935.4	626.6	159.1	243.0	269	145

Total	$8,301.7	$1,441.4	$447.4	$470.1	857	296

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of March 31, 2012 and December 31, 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012
U.S. Treasuries	$726.9	$—	$0.9	$—	13	—
U.S. corporate, state and municipalities	2,742.7	66.5	79.1	22.3	200	3
Foreign	1,416.7	79.5	56.3	25.0	114	9
Residential mortgage-backed	1,609.6	313.4	76.9	99.5	361	142
Commercial mortgage-backed	818.6	30.3	54.4	7.0	31	2
Other asset-backed	551.9	523.1	54.0	163.2	104	74

Total	$7,866.4	$1,012.8	$321.6	$317.0	823	230

2011
U.S. Treasuries	$—	$—	$—	$—	—	—
U.S. corporate, state and municipalities	2,402.2	88.7	85.5	25.9	185	7
Foreign	1,912.4	146.6	96.8	48.6	153	16
Residential mortgage-backed	1,475.5	445.3	87.2	153.6	323	178
Commercial mortgage-backed	1,723.5	137.0	114.2	35.0	48	7
Other asset-backed	788.1	623.8	63.7	207.0	148	88

Total	$8,301.7	$1,441.4	$447.4	$470.1	857	296

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

All investments with fair values less than amortized cost are included in the Company’s other-than-temporary impairments analysis, and impairments were recognized as disclosed in the “Evaluating Securities for Other-than-temporary Impairments” section of this note, which follows this section. After detailed impairment analysis was completed, management determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. The Company does have exposure to RMBS, CMBS and ABS. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage loans to customers who have strong credit profiles but lack some elements, such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company’s exposure to subprime mortgage-backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages, and the majority of these holdings are included in Other ABS in the “Fixed Maturities and Equity Securities” section above. As of March 31, 2012, the fair value and gross unrealized losses related to the Company’s exposure to subprime mortgage-backed securities was $978.8 and $218.3, respectively, representing 1.4% of total fixed maturities, including securities pledged. As of December 31, 2011, the fair value and gross unrealized losses related to the Company’s exposure to subprime mortgage-backed securities was $974.2 and $272.1, respectively, representing 1.3% of total fixed maturities, including securities pledged.

The following tables summarize the Company’s exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of March 31, 2012 and December 31, 2011:

	% of Total Subprime Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
2012
	1	77.6%	AAA	1.8%	2007	27.6%
	2	4.0%	AA	0.9%	2006	40.4%
	3	14.6%	A	4.8%	2005 and prior	32.0%

	4	2.8%	BBB	6.3%		100.0%

	5	0.5%	BB and below	86.2%

	6	0.5%		100.0%

		100.0%

2011
	1	78.1%	AAA	2.9%	2007	26.9%
	2	4.7%	AA	1.2%	2006	41.2%
	3	13.4%	A	4.5%	2005 and prior	31.9%

	4	2.7%	BBB	8.8%		100.0%

	5	0.5%	BB and below	82.6%

	6	0.6%		100.0%

		100.0%

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The Company’s exposure to Alt-A mortgages is included in Residential mortgaged-backed securities in the “Fixed Maturities and Equity Securities” section above. As of March 31, 2012, the fair value and gross unrealized losses related to the Company’s exposure to Alt-A RMBS aggregated to $418.4 and $90.7, respectively, representing 0.6% of total fixed maturities, including securities pledged. As of December 31, 2011, the fair value and gross unrealized losses related to the Company’s exposure to Alt-A RMBS aggregated to $410.8 and $117.6, respectively, representing 0.6% of total fixed maturities, including securities pledged.

The following tables summarize the Company’s exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of March 31, 2012 and December 31, 2011:

	% of Total Alt-A Mortgage-backed Securities
	NAIC Designation		ARO Ratings		Vintage
2012
	1	38.2%	AAA	0.9%	2007	19.3%
	2	9.6%	AA	1.6%	2006	25.6%
	3	19.4%	A	7.6%	2005 and prior	55.1%

	4	21.8%	BBB	3.9%		100.0%

	5	10.4%	BB and below	86.0%

	6	0.6%		100.0%

		100.0%

2011
	1	38.7%	AAA	1.0%	2007	18.8%
	2	11.0%	AA	2.3%	2006	25.3%
	3	16.4%	A	7.5%	2005 and prior	55.9%

	4	24.0%	BBB	3.9%		100.0%

	5	9.0%	BB and below	85.3%

	6	0.9%		100.0%

		100.0%

Commercial Mortgage-backed and Other Asset-backed Securities

As of March 31, 2012 and December 31, 2011, the fair value of the Company’s CMBS totaled $5.5 billion, and Other ABS, excluding subprime exposure, totaled $1.5 billion, respectively. As of March 31, 2012 and December 31, 2011, the gross unrealized losses related to CMBS totaled $61.4 and $149.2, respectively, and gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $0.9 and $1.3, respectively. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of March 31, 2012 and December 31, 2011:

	% of Total CMBS
	NAIC Designation		ARO Ratings		Vintage
2012
	1	92.3%	AAA	43.5%	2008	0.3%
	2	2.6%	AA	10.5%	2007	35.2%
	3	4.4%	A	15.9%	2006	27.0%
	4	0.3%	BBB	16.0%	2005 and prior	37.5%

	5	0.4%	BB and below	14.1%		100.0%

	6	—%		100.0%

		100.0%

2011
	1	92.7%	AAA	47.3%	2008	0.3%
	2	2.6%	AA	10.1%	2007	33.4%
	3	3.6%	A	16.5%	2006	26.5%
	4	0.7%	BBB	13.5%	2005 and prior	39.8%

	5	—%	BB and below	12.6%		100.0%

	6	0.4%		100.0%

		100.0%

As of March 31, 2012, other ABS was also broadly diversified both by type and issuer with credit card receivables, non-consolidated collateralized loan obligations, and automobile receivables, comprising 42.4%, 5.1%, and 27.7%, respectively, of total Other ABS, excluding subprime exposure.

As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, non-consolidated collateralized loan obligations, and automobile receivables, comprising 43.1%, 4.6%, and 27.9%, respectively, of total Other ABS, excluding subprime exposure.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company’s exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of March 31, 2012 and December 31, 2011:

	% of Total Other ABS
	NAIC Designation		ARO Ratings		Vintage
2012
	1	95.3%	AAA	87.6%	2012	3.4%
	2	2.9%	AA	2.7%	2011	17.0%
	3	—%	A	5.0%	2010	9.2%
	4	0.2%	BBB	2.9%	2009	5.5%
	5	1.6%	BB and below	1.8%	2008	6.8%

	6	—%		100.0%	2007	23.7%

		100.0%			2006	10.4%

					2005 and prior	24.0%

						100.0%

2011
	1	96.1%	AAA	86.6%	2011	18.0%
	2	2.3%	AA	3.1%	2010	9.6%
	3	—%	A	4.9%	2009	6.4%
	4	0.2%	BBB	3.8%	2008	7.0%
	5	1.4%	BB and below	1.6%	2007	24.8%

	6	—%		100.0%	2006	9.5%

		100.0%			2005 and prior	24.7%

						100.0%

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications to these contracts are granted. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include: reduction of the face amount or maturity amount of the debt as originally stated, reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates and/or reduction of accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of March 31, 2012, the Company had two commercial mortgage loans troubled debt restructurings with pre-modification and post modification carrying values of $19.3 and $16.5, respectively.

During the three months ended March 31, 2012, the Company had no loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans on Real Estate

The Company’s mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses.

The following table summarizes the Company’s investment in mortgage loans as of March 31, 2012 and December 31, 2011:

	2012	2011
Commercial mortgage loans	$8,933.9	$8,695.5
Collective valuation allowance	(4.9)	(4.4)

Total net commercial mortgage loans	$8,929.0	$8,691.1

There were no impairments taken on the mortgage loan portfolio for the three months ended March 31, 2012. Impairments taken on the mortgage loan portfolio were $2.2 for three months ended March 31, 2011.

As of March 31, 2012, all commercial mortgage loans are held-for-investment. The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan -specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans as of March 31, 2012 and December 31, 2011:

	2012	2011
Collective valuation allowance for losses, beginning of period	$4.4	$7.0
Addition to / (release of) allowance for losses	0.5	(2.6)

Collective valuation allowance for losses, end of period	$4.9	$4.4

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of March 31, 2012 and December 31, 2011:

	2012	2011
Impaired loans with allowances for losses	$—	$—
Impaired loans without allowances for losses	40.2	48.7

Subtotal	40.2	48.7
Less: Allowances for losses on impaired loans	—	—

Impaired loans, net	$40.2	$48.7

Unpaid principal balance of impaired loans	$52.5	$63.8

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table presents information on impaired loans, restructured loans, loans 90 days or more past due, and loans in foreclosure at March 31, 2012 and December 31, 2011:

	2012	2011
Impaired loans, average investment during the period	$39.6	$43.7
Troubled debt restructured loans(1)	15.5	15.7
Loans 90 days or more past due, interest no longer accruing, at amortized cost(1)	16.6	16.6
Loans in foreclosure, at amortized cost(1)	—	—
Unpaid principal balance of loans 90 days or more past due, interest no longer accruing	21.6	21.6

(1)

Amounts included in Troubled debt restructured loans, Loans 90 days or more past due, and Loans in foreclosure, which were also impaired, are included in the Impaired loans, average investment during the period.

The following table presents information on interest income recognized on impaired and restructured loans for the three months ended March 31, 2012 and 2011:

	2012	2011
Interest income recognized on impaired loans, on an accrual basis	$0.4	$0.1
Interest income recognized on impaired loans, on a cash basis	0.5	0.4
Interest income recognized on restructured loans, on an accrual basis	0.4	—

Loan-to-value (“LTV”) and debt service coverage (“DSC”) ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property’s net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property’s operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of March 31, 2012 and December 31, 2011:

	2012(1)	2011(1)
Loan-to-Value Ratio:
0% - 50%	$2,422.9	$2,535.2
50% - 60%	2,646.1	2,479.4
60% - 70%	3,197.2	2,991.9
70% - 80%	601.0	621.2
80% and above	66.7	67.8

Total Commercial Mortgage Loans	$8,933.9	$8,695.5

(1)	Balances do not include allowance for mortgage loan credit losses.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table presents the DSC ratios as of March 31, 2012 and December 31, 2011:

	2012(1)	2011(1)
Debt Service Coverage Ratio:
Greater than 1.5x	$5,961.1	$5,710.3
1.25x - 1.5x	1,553.2	1,547.2
1.0x - 1.25x	1,071.7	1,082.2
Less than 1.0x	331.2	339.1
Mortgage loans secured by land or construction loans	16.7	16.7

Total Commercial Mortgage Loans	$8,933.9	$8,695.5

(1)	Balances do not include allowance for mortgage loan credit losses.

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of March 31, 2012 and December 31, 2011:

	2012(1)		2011(1)
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:
Pacific	$2,147.0	24.1%	$2,140.2	24.6%
South Atlantic	1,648.0	18.4%	1,555.4	17.9%
Middle Atlantic	1,099.5	12.3%	1,124.0	12.9%
East North Central	1,031.3	11.6%	1,010.4	11.6%
West South Central	1,145.1	12.8%	1,100.3	12.7%
Mountain	776.6	8.7%	776.9	8.9%
West North Central	495.1	5.5%	415.4	4.8%
New England	345.7	3.9%	320.0	3.7%
East South Central	245.6	2.7%	252.9	2.9%

Total Commercial Mortgage Loans	$8,933.9	100.0%	$8,695.5	100.0%

(1)	Balances do not include allowance for mortgage loan credit losses.

	2012(1)		2011(1)
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:
Industrial	$3,467.6	38.8%	$3,457.0	39.8%
Retail	2,230.2	24.9%	2,104.2	24.2%
Office	1,381.2	15.5%	1,384.5	15.9%
Apartments	992.1	11.1%	972.8	11.2%
Hotel/Motel	451.3	5.1%	468.4	5.4%
Other	335.3	3.7%	280.0	3.2%
Mixed Use	76.2	0.9%	28.6	0.3%

Total Commercial Mortgage Loans	$8,933.9	100.0%	$8,695.5	100.0%

(1)	Balances do not include allowance for mortgage loan credit losses.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table sets forth the breakdown of mortgages by year of origination as of March 31, 2012 and December 31, 2011:

	2012(1)	2011(1)
Year of Origination:
2012	$549.6	$—
2011	1,989.4	1,998.0
2010	585.2	598.5
2009	215.2	226.3
2008	1,000.0	1,026.8
2007	1,113.2	1,141.6
2006	899.9	964.9
2005 and prior	2,581.4	2,739.4

Total Commercial Mortgage Loans	$8,933.9	$8,695.5

(1)	Balances do not include allowance for mortgage loan credit losses.

Evaluating Securities for Other-than-temporary Impairment

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company’s credit-related and intent-related impairments included in the Condensed Consolidated Statements of Operations, excluding impairments included in Other comprehensive income by type for the three months ended March 31, 2012 and 2011:

	2012		2011
	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$0.4	1	$11.7	4
Foreign(1)	0.8	2	8.2	8
Residential mortgage-backed	3.3	62	1.0	19
Commercial mortgage-backed	1.7	1	1.2	1
Other asset-backed	0.7	3	134.6	98
Mortgage loans on real estate	—	—	2.2	4

Total	$6.9	69	$158.9	134

(1)	Primarily U.S. dollar denominated.

The above table includes $3.8, and $18.4 of write-downs related to credit impairments, for the three months ended March 31, 2012 and 2011, respectively, in Other-than-temporary write-downs related to credit impairments, which are recognized in the Condensed Consolidated Statements of Operations. The remaining $3.1 and $140.5 in write-downs for the three months ended March 31, 2012 and 2011, respectively, are related to intent impairments.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the three months ended March 31, 2012 and 2011:

	2012		2011
	Impairment	No. of Securities	Impairment	No. of Securities
U.S. corporate	$0.4	1	$11.7	4
Foreign(1)	0.8	2	2.8	6
Residential mortgage-backed	—	—	—	5
Commercial mortgage-backed	1.7	1	—	—
Other asset-backed	0.2	1	126.0	97

Total	$3.1	5	$140.5	112

(1)	Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company’s previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

The fair value of fixed maturities with OTTI at March 31, 2012 and December 31, 2011 was $9.0 billion and $9.3 billion, respectively.

The following table identifies the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss), and the corresponding changes in such amounts for the three months ended March 31, 2012 and 2011:

	2012	2011
Balance at January 1	$133.9	$304.6
Additional credit impairments:
On securities not previously impaired	0.1	0.9
On securities previously impaired	3.3	(5.3)
Reductions:
Securities intent impaired	—	(29.9)
Securities sold, matured, prepaid or paid down	(6.8)	(28.2)

Balance at March 31	$130.5	$242.1

Net Investment Income

The Company uses the equity method of accounting for investments in limited partnership interests that are not consolidated. This asset group consists primarily of private equities, hedge funds, and certain VIEs. The Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months, where the contractual right exists to receive such financial information on a timely basis. The Company’s equity in earnings from limited partnership interests accounted for under the equity method is recorded in Net investment income.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Sources of Net investment income were as follows for the three months ended March 31, 2012 and 2011:

	2012	2011
Fixed maturities	$1,084.1	$1,090.2
Equity securities, available-for-sale	3.2	10.9
Mortgage loans on real estate	123.7	118.5
Policy loans	30.7	32.9
Short-term investments and cash equivalents	0.8	2.2
Other	35.7	34.2

Gross investment income	1,278.2	1,288.9
Less: Investment expenses	(0.8)	(4.0)

Net investment income	$1,277.4	$1,284.9

At March 31, 2012 and December 31, 2011, the Company had $2.2 and $0.2, respectively, of investments in fixed maturities which produced no net investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out (“FIFO”) methodology. Net realized capital gains (losses) were as follows for the three months ended March 31, 2012 and 2011:

	2012	2011
Fixed maturities, available-for-sale, including securities pledged	$128.3	$(118.5)
Fixed maturities, at fair value option	(125.1)	(23.1)
Equity securities, available-for-sale	2.6	5.0
Derivatives	(1,668.4)	(356.5)
Embedded derivative – fixed maturities	(16.2)	(31.0)
Embedded derivative – product guarantees	430.1	59.6
Other investments	(1.2)	(1.7)

Net realized capital losses	$(1,249.9)	$(466.2)

After-tax net realized capital losses	$(874.4)	$(426.0)

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, before tax, were as follows for the three months ended March 31, 2012 and 2011:

	2012	2011
Proceeds on sales	$4,252.7	$3,535.1
Gross gains	142.0	107.1
Gross losses	(10.1)	(76.6)

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

3.	Derivative Financial Instruments

See Business, Basis of Presentation and Significant Accounting Policies note included in the 2011 ING U.S., Inc. Consolidated Financial Statements for information regarding the Company’s purpose for entering into derivatives and the policies on valuation and classification of derivatives. See Collateral in the Commitments and Contingencies note to these Condensed Consolidated Financial Statements for information regarding the amount of cash and securities received and delivered as of March 31, 2012 and December 31, 2011 for derivative positions.

The Company enters into the following types of derivatives:

Interest rate caps: Interest rate caps are used to manage the interest rate risk in the Company’s fixed maturity portfolio. Interest rate caps are purchased contracts that are used by the Company to hedge products against rising interest rates.

Interest rate swaps: Interest rate swaps are used to manage the interest rate risk in the Company’s fixed maturity portfolio, as well as the Company’s liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets, as well as policyholder directed investments in international funds. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular periods, typically quarterly or semi-annually.

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Total return swaps: Total return swaps are used to hedge against a decrease in variable annuity account values, which are invested in certain funds. The difference between floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals.

Forwards: Certain forwards are acquired to hedge certain CMO assets held by the Company against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on purchased forwards or interest rate rises on sold forwards) or will be required to make a payment (interest rate rises on purchased forwards or interest rate drops on sold forwards). The Company also uses currency forward contracts to hedge policyholder liabilities in variable annuity contracts which are linked to foreign indexes. The currency fluctuations may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in similar decreases in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed-indexed annuity (“FIA”) contracts, and the futures income would serve to fund this increased expense.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Interest rate swaptions: Interest swaptions are used to hedge against an increase in the interest rate benchmarked crediting strategies within FIA contracts. Such increase may result in increased payments to contract holders of FIA contracts, and the interest rate swaptions fund this increased expense.

Options: Call options are used to hedge against an increase in the various equity indices. Such increase may result in increased payments to contract holders of FIA contracts, and the options fund this increased expense.

Managed custody guarantees (“MCG”): The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. In addition, the Company has entered into a coinsurance with a funds withheld arrangement which contains an embedded derivative whose fair value is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives for certain fixed maturity instruments, certain annuity products and coinsurance with funds withheld arrangements are reported with the host contract in investments, in Future policy benefits or Funds held under reinsurance agreements, respectively, on the Condensed Consolidated Balance Sheets.

The notional amounts and fair values of derivatives were as follows as of March 31, 2012 and December 31, 2011:

	2012			2011
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting
Cash flow hedges:
Interest rate contracts	$1,000.0	$146.7	$—	$1,000.0	$174.0	$—
Fair value hedges:
Interest rate contracts	291.2	—	11.2	358.2	—	13.1
Derivatives: Non-qualifying for hedge accounting
Interest rate contracts(1)	62,989.9	1,675.0	1,542.8	63,993.8	2,227.6	1,548.7
Foreign exchange contracts	1,859.4	3.1	145.8	1,880.6	12.2	134.4
Equity contracts	15,863.8	97.2	47.5	15,797.4	69.1	28.3
Credit contracts	3,082.2	121.9	115.6	3,368.8	178.0	231.3
Managed custody guarantees	N/A	—	—	N/A	—	1.0
Embedded derivatives
Within fixed maturity investments	N/A	226.9	N/A	N/A	243.1	N/A
Within annuity products	N/A	—	3,406.2	N/A	—	3,797.1
Within reinsurance agreements	N/A	—	136.2	N/A	—	137.2

Total		$2,270.8	$5,405.3		$2,904.0	$5,891.1

(1)

As of March 31, 2012, includes a notional amount, asset fair value and liability fair value for interest rate caps of $4.6 billion, $32.3 and $1.8, respectively. As of December 31, 2011, includes a notional amount, asset fair value and liability fair value for interest rate caps of $8.8 billion, $40.0 and $3.5, respectively.

N/A	– Not Applicable

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the three months ended March 31, 2012 and 2011:

	2012	2011
Derivatives: Qualifying for hedge accounting(1)
Cash flow hedges:
Interest rate contracts	$—	$0.5
Fair value hedges:
Interest rate contracts	(1.4)	—
Derivatives: Non-qualifying for hedge accounting(2)
Interest rate contracts	(445.5)	(54.5)
Foreign exchange contracts	(12.3)	(55.6)
Equity contracts	(1,228.8)	(266.8)
Credit contracts	19.6	19.9
Managed custody guarantees	1.0	—
Embedded derivatives
Within fixed maturity investments(2)	(16.2)	(31.0)
Within annuity products(2)	429.1	59.6
Within reinsurance agreements(3)	1.0	5.8

Total	$(1,253.5)	$(322.1)

(1)

Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.

(2)	Changes in value are included in Other net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.
(3)	Changes in value are included in Policyholder benefits in the Condensed Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company’s portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. (“ISDA”) agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Condensed Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex (“CSA”) to satisfy any obligations. IG bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Condensed Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. At March 31, 2012, the fair value of credit default swaps of $121.9 and $115.6, respectively, was included in Derivatives assets and Derivatives liabilities, in the Condensed Consolidated Balance Sheets. As of December 31, 2011, the fair value of credit default swaps of $178.0 and $231.3 was included in Derivatives assets and Derivatives liabilities, respectively, in the Condensed Consolidated Balance Sheets. As of March 31, 2012 and December 31, 2011, the maximum potential future net exposure to the Company on credit default swaps, net of purchased protection of $1.0 billion in each year, was $1.0 billion and $1.3 billion, respectively.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

4.	Fair Value Measurements (excluding Consolidated Investment Entities)

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or non-performance risk, including the Company’s non-performance risk. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Condensed Balance Sheets are categorized as follows:

•

Level 1 – Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 – Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;

b)	Quoted prices for identical or similar assets or liabilities in non-active markets;

c)	Inputs other than quoted market prices that are observable; and

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•

Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:

	2012
	Level 1	Level 2	Level 3(2)	Total
Assets
Fixed maturities including securities pledged:
U.S. Treasuries	$3,981.3	$578.7	$—	$4,560.0
U.S. government agencies and authorities	—	717.5	—	717.5
U.S. corporate, state and municipalities	—	33,144.4	570.3	33,714.7
Foreign(1)	—	15,139.5	70.0	15,209.5
Residential mortgage-backed securities	—	8,696.4	93.2	8,789.6
Commercial mortgage-backed securities	—	5,481.4	—	5,481.4
Other asset-backed securities	—	2,383.8	107.6	2,491.4

Total fixed maturities, including securities pledged	3,981.3	66,141.7	841.1	70,964.1
Equity securities, available-for-sale	279.2	8.3	66.7	354.2
Derivatives:
Interest rate contracts	—	1,821.7	—	1,821.7
Foreign exchange contracts	—	3.1	—	3.1
Equity contracts	4.5	61.3	31.4	97.2
Credit contracts	—	9.4	112.5	121.9
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	4,310.1	376.5	—	4,686.6
Assets held in separate accounts	92,160.7	4,866.3	23.1	97,050.1

Total assets	$100,735.8	$73,288.3	$1,074.8	$175,098.9

Liabilities
Derivatives:
Annuity product guarantees:
FIA	$—	$—	$1,492.2	$1,492.2
GMAB / GMWB / GMWBL(3)	—	—	1,842.0	1,842.0
Stabilizer and MCGs	—	—	72.0	72.0
Other derivatives:
Interest rate contracts	11.1	1,542.9	—	1,554.0
Foreign exchange contracts	—	145.8	—	145.8
Equity contracts	34.3	13.2	—	47.5
Credit contracts	—	1.7	113.9	115.6
Embedded derivative on reinsurance	—	136.2	—	136.2

Total liabilities	$45.4	$1,839.8	$3,520.1	$5,405.3

(1)	Primarily U.S. dollar denominated.
(2)

Level 3 net assets and liabilities accounted for (1.4%) of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled (3.4%).

(3)	Guaranteed minimum accumulation benefits (“GMAB”), Guaranteed minimum withdrawal benefits (“GMWB”), Guaranteed minimum withdrawal benefits with life payouts (“GMWBL”).

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	2011
	Level 1	Level 2	Level 3(2)	Total
Assets
Fixed maturities including securities pledged:
U.S. Treasuries	$5,342.1	$630.4	$—	$5,972.5
U.S. government agencies and authorities	—	727.8	—	727.8
U.S. corporate, state and municipalities	—	33,346.4	520.6	33,867.0
Foreign(1)	—	14,906.8	160.6	15,067.4
Residential mortgage-backed securities	—	8,861.5	186.6	9,048.1
Commercial mortgage-backed securities	—	5,485.4	—	5,485.4
Other asset-backed securities	—	2,396.7	104.5	2,501.2

Total fixed maturities, including securities pledged	5,342.1	66,355.0	972.3	72,669.4
Equity securities, available-for-sale	274.6	11.6	67.6	353.8
Derivatives:
Interest rate contracts	18.1	2,383.5	—	2,401.6
Foreign exchange contracts	—	12.2	—	12.2
Equity contracts	26.8	—	42.3	69.1
Credit contracts	—	6.0	172.0	178.0
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	5,125.4	161.2	—	5,286.6
Assets held in separate accounts	83,976.1	4,722.3	16.1	88,714.5

Total assets	$94,763.1	$73,651.8	$1,270.3	$169,685.2

Liabilities
Derivatives:
Annuity product guarantees:
FIA	$—	$—	$1,304.9	$1,304.9
GMAB / GMWB / GMWBL	—	—	2,272.2	2,272.2
Stabilizer and MCGs	—	—	221.0	221.0
Other derivatives:
Interest rate contracts	—	1,561.8	—	1,561.8
Foreign exchange contracts	—	134.4	—	134.4
Equity contracts	3.3	—	25.0	28.3
Credit contracts	—	17.2	214.1	231.3
Embedded derivative on reinsurance	—	137.2	—	137.2

Total liabilities	$3.3	$1,850.6	$4,037.2	$5,891.1

(1)	Primarily U.S. dollar denominated.
(2)

Level 3 net assets and liabilities accounted for (1.7%) of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled (3.7%).

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company’s Condensed Consolidated Balance Sheets. In addition, further disclosure of estimated fair values is included in the Investments note to these Condensed Consolidated Financial Statements. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities. Valuations are obtained from third-party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2012 and 2011.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS, and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At March 31, 2012, $437.3 and $56.4 billion of a total fair value of $71.0 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents “exit price” for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company’s evaluation of the borrower’s ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets’ fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: Derivatives are carried at fair value, which is determined using the Company’s derivative accounting system in conjunction with observable key financial data from third-party sources, such as yield curves, exchange rates, S&P 500 Index prices, and London Interbank Offered Rates (“LIBOR”), which are obtained from third-party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company’s valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company’s policy to transact only with IG counterparties with a credit rating of A- or better. The Company’s non-performance risk is also considered and incorporated in the Company’s valuation process. Valuations for the Company’s futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility, and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

Product guarantees: The Company records reserves for annuity contracts containing GMAB, GMWB, and GMWBL riders. The guarantee is treated as an embedded derivative and is required to be accounted for

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

separately from the host variable annuity contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of market return scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates in accordance with GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 assets.

Non-performance risk for product guarantees, products with guaranteed credited rates, and FIA contracts contains adjustments to the fair value of these contracts based on the credit default swap spreads of ING Insurance with similar term to maturity and priority of payment. The ING Insurance credit default spread is applied to the risk-free swap curve in the Company’s valuation models for these products and guarantees.

The Company’s valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and non-performance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product’s Chief Risk Officer (“CRO”), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company’s governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, and CROs, and/or others as nominated by management.

Embedded derivative on reinsurance: The carrying value of the embedded derivative is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under the combined coinsurance and coinsurance funds withheld reinsurance agreement between the Company and Hannover Life Reassurance Company of America. As the fair value of the assets held in trust is based on a quoted market price (Level 1), the fair value of the embedded derivative is based on market observable inputs and is classified as Level 2.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Transfers in and out of Level 1 and 2

There were no securities transferred between levels 1 and 2 for the three months ended March 31, 2012 and 2011.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third-party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company’s Level 3 assets and liabilities and transfers in and out of Level 3 for the three months ended March 31, 2012:

	2012
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3(2)	Transfers out of Level 3(2)	Fair Value as of March 31	Change In Unrealized Gains (Losses) Included in Earnings(3)
		Net Income	OCI
Fixed maturities, including securities pledged:
U.S. corporate, state and municipalities	$520.6	$—	$0.8	$0.5	$—	$—	$(22.3)	$70.7	$—	$570.3	$—
Foreign	160.6	1.8	(0.6)	—	—	(11.2)	(1.8)	—	(78.8)	70.0	—
Residential mortgage-backed securities	186.6	(1.8)	1.3	—	—	—	(1.2)	—	(91.7)	93.2	(0.3)
Commercial mortgage-backed securities	—	—	—	—	—	—	—	—	—	—	—
Other asset-backed securities	104.5	5.2	2.8	—	—	(4.5)	(0.4)	—	—	107.6	5.3

Total fixed maturities including securities pledged	972.3	5.2	4.3	0.5	—	(15.7)	(25.7)	70.7	(170.5)	841.1	5.0
Equity securities, available-for-sale	67.6	—	(0.3)	5.0	—	(5.6)	—	—	—	66.7	(0.3)
Derivatives:
Annuity product guarantees:
Fixed indexed annuities(1)	(1,304.9)	(188.6)	—	—	(28.6)	—	29.9	—	—	(1,492.2)	—
Guaranteed minimum withdrawal and accumulation benefits and GMWBL(1)	(2,272.2)	468.1	—	—	(38.0)	—	0.1	—	—	(1,842.0)	—
Stabilizer and MCGs(1)	(221.0)	150.6	—	(1.6)	—	—	—	—	—	(72.0)	—
Other derivatives, net	(24.8)	11.3	—	5.8	—	—	43.1	—	(5.4)	30.0	15.6
Assets held in separate accounts(4)	16.1	0.3	—	14.8	—	(8.3)	—	0.2	—	23.1	0.4

(1)

All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by contract basis. These amounts are included in Other net realized gains (losses) in the Condensed Consolidated Statements of Operations.

(2)	The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(3)	For financial instruments still held as of March 31, amounts are included in Net investment income and Net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.
(4)

The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income for the Company.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company’s Level 3 assets and liabilities and transfers in and out of Level 3 for the three months ended March 31, 2011:

	2011
	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3(2)	Transfers out of Level 3(2)	Fair Value as of March 31	Change In Unrealized Gains (Losses) Included in Earnings(3)
		Net Income	OCI
Fixed maturities, including securities pledged:
U.S. corporate, state and municipalities	$79.4	$—	$(0.4)	$13.9	$—	$—	$(0.7)	$9.8	$(36.6)	$65.4	$—
Foreign	56.0	—	0.9	6.3	—	(0.5)	(0.4)	9.5	(20.7)	51.1	—
Residential mortgage-backed securities	914.0	(7.3)	3.8	27.7	—	(21.8)	(8.9)	191.8	(707.7)	391.6	(0.4)
Commercial mortgage-backed securities	0.1	—	—	—	—	—	—	—	—	0.1	—
Other asset-backed securities	2,326.3	(60.2)	73.9	—	—	(121.7)	(13.4)	3.8	(1,938.9)	269.8	(3.8)

Total fixed maturities including securities pledged	3,375.8	(67.5)	78.2	47.9	—	(144.0)	(23.4)	214.9	(2,703.9)	778.0	(4.2)
Equity securities, available-for-sale	82.9	—	(0.8)	10.1	—	—	—	—	—	92.2	—
Derivatives:
Annuity product guarantees:
Fixed indexed annuities(1)	(1,178.2)	(84.0)	—	—	(34.4)	—	14.6	—	—	(1,282.0)	—
Guaranteed minimum withdrawal and accumulation benefits and GMWBL(1)	(500.2)	137.3	—	—	(38.8)	—	0.7	—	—	(401.0)	—
Stabilizer and MCGs(1)	(3.0)	6.3	—	(1.3)	—	—	—	—	—	2.0	—
Other derivatives, net	75.5	41.6	—	13.4	—	—	(20.9)	—	—	109.6	37.2
Assets held in separate accounts(4)	22.3	0.1	—	0.1	—	(0.7)	—	2.5	(4.2)	20.1	0.1

(1)

All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by contract basis. These amounts are included in Other net realized gains (losses) in the Condensed Consolidated Statements of Operations.

(2)	The Company’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
(3)	For financial instruments still held as of March 31, amounts are included in Net investment income and Net realized capital gains (losses) in the Condensed Consolidated Statements of Operations.
(4)

The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income for separate account assets are offset by an equal amount for separate account liabilities, which result in a net zero impact on net income for the Company.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts for the three months ended March 31, 2012, are due to the variation in inputs relied upon for valuation during the quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The transfers out of Level 3 for the three months ended March 31, 2011 in fixed maturities, including securities pledged, are primarily due to the Company’s determination that the market for subprime RMBS securities has become active and to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes. While the valuation methodology for subprime RMBS securities has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2. The remaining transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts for the three months ended March 31, 2011, are due to the variation in inputs relied upon for valuation during the quarter.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company’s fair value measurements of Level 3 financial instruments is presented in the following sections and tables.

Valuations for fixed maturity and equity security investments are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis.

Significant unobservable inputs used in the fair value measurements of GMABs, GMWBs, and GMWBLs include long-term equity, correlations between policyholder funds and between interest rates and equity returns, non-performance risk, mortality, and policyholder behavior assumptions, such as benefit utilization, lapses, and partial withdrawals. Significant unobservable inputs used in the fair value measurements of FIAs include non-performance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer and MCG embedded derivatives containing guaranteed credited rates are interest rate implied volatility, non-performance risk, lapses, and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

Equity / Interest Rate Volatility: A term-structure model is used to approximate implied volatility for the equity indices for GMAB, GMWB and GMWBL fair value measurements and swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

Correlations: The integrated interest rate and equity scenarios are used in GMAB, GMWB and GMWBL fair value measurements to better reflect market interest rates and interest rate volatility correlations between fund groups and between the funds and interest rates. The correlations are based on historical fund returns and swap rates from external sources.

Non-performance Risk: The valuation actuaries obtain the credit default swaps (“CDS”) spreads of ING Insurance with similar term to maturity and priority of payment from an external source as the basis for use in the estimate of the fair value embedded derivatives.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Policyholder Behavior Assumptions: Management regularly reviews actuarial assumptions, which are based on the Company’s experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

The following table presents the unobservable inputs for Level 3 fair value measurements:

Range(1)
Unobservable Input	GMWB / GMAB / GMWBL	FIA	Stabilizer / MCG
Long-term equity implied volatility	15% to 25%	—	—
Interest rate implied volatility	—	—	0% to 4%
Correlations between:
Funds	-20% to 95%	—	—
Rates and Equity	-45% to 5%	—	—
Non-performance risk	0% to 3%	0% to 3%	0% to 3%
Actuarial Assumptions:
Benefit Utilization	0% to 85%	—	—
Partial Withdrawals	0% to 10%	—	—
Lapses	0% to 40%	0% to 10%	0% to 55%
Policyholder Deposits(2)	—	—	0% to 15%
Mortality	(3)	—	—

(1)	Represents the range of reasonable assumptions that management has used in its fair value calculations.
(2)	Measured as a percentage of assets under management or assets under administration.
(3)	The mortality rate is based on the Annuity 2000 basis table with mortality improvements.

Generally, the following will cause an increase (decrease) in the GMAB, GMWB, and GMWBL embedded derivative fair value liabilities:

•	An increase (decrease) in long-term equity implied volatility

•	An increase (decrease) in equity-interest rate correlations

•	A decrease (increase) in the non-performance risk

•	A decrease (increase) in mortality

•	An increase (decrease) in benefit utilization

•	A decrease (increase) in lapses

Changes in fund correlations may increase or decrease the fair value depending on the direction of the movement and the mix of funds. Changes in partial withdrawals may increase or decrease the fair value depending on the timing and magnitude of withdrawals.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

•	A decrease (increase) in non-performance risk

•	A decrease (increase) in lapses

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

•	An increase (decrease) in interest rate volatility

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

•	A decrease (increase) in the non-performance risk

•	A decrease (increase) in lapses

•	A decrease (increase) in policyholder deposits

Other Financial Instruments

The carrying values and estimated fair values of the Company’s financial instruments were as follows as of March 31, 2012 and December 31, 2011:

	2012		2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Fixed maturities, including securities pledged	$70,964.1	$70,964.1	$72,669.4	$72,669.4
Equity securities, available-for-sale	354.2	354.2	353.8	353.8
Mortgage loans on real estate	8,929.0	9,264.1	8,691.1	8,943.7
Loan – Dutch State obligation	1,645.0	1,666.4	1,792.7	1,806.4
Policy loans	2,224.1	2,224.1	2,263.9	2,263.9
Limited partnerships/corporations	626.8	626.8	599.6	599.6
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	4,686.6	4,686.6	5,286.6	5,286.6
Derivatives	2,043.9	2,043.9	2,660.9	2,660.9
Other investments	207.1	213.0	215.1	220.1
Assets held in separate accounts	97,050.1	97,050.1	88,714.5	88,714.5
Liabilities
Investment contract liabilities:
Funding agreements without fixed maturities and deferred annuities(1)	50,316.8	55,844.2	50,872.6	55,014.7
Funding agreements with fixed maturities and guaranteed investment contracts	5,219.3	5,064.5	5,559.0	5,261.0
Supplementary contracts, immediate annuities and other	3,074.1	3,415.8	3,037.0	3,311.9
Derivatives:
Annuity product guarantees:
FIA	1,492.2	1,492.2	1,304.9	1,304.9
GMAB / GMWB / GMWBL	1,842.0	1,842.0	2,272.2	2,272.2
Stabilizer and MCGs	72.0	72.0	221.0	221.0
Other derivatives	1,862.9	1,862.9	1,955.8	1,955.8
Short-term debt	1,180.0	1,180.2	1,054.6	1,054.6
Long-term debt	1,343.3	1,451.0	1,343.1	1,448.5
Embedded derivatives on reinsurance	136.2	136.2	137.2	137.2

(1)	Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Condensed Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Condensed Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate would be classified as Level 3.

Loan – Dutch State obligation: The fair value of the Dutch State loan obligation is estimated on a non-recurring basis utilizing discounted cash flows from the Netherlands Strip Yield Curve and would be classified as Level 2.

Policy loans: The fair value of policy loans is equal to the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and would be classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value (“NAV”) information, as provided by the investee, and would be classified as Level 3.

Other investments: The fair value of other investments is estimated based on the Company’s percentage of ownership of third-party appraised value for joint ventures and third-party appraised value for real estate which are classified as Level 3. Federal Home Loan Bank (“FHLB”) stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value and would be classified as Level 1.

Investment contract liabilities:

With a fixed maturity: Fair value is estimated by discounting cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is present to account for non-performance risk. A margin for non-financial risks associated with the contracts is also included. These investments would be classified as Level 2.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities relevant to both the contract holder and to the Company. The stochastic valuation scenario set is consistent with current market parameters, and discount is taken using stochastically evolving short risk-free rates in the scenarios augmented by credit spreads on current Company debt. The augmentation in the discount is present to account for non-performance risk. Margins for non-financial risks associated with the contract liabilities are also included. These investments are classified as Level 2.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Short-term debt and Long-term debt: Estimated fair value of the Company’s short-term and long-term debt is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating non-performance risk. Short-term debt is classified as Level 1, and long-term debt would be classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company’s management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

5.	Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within deferred acquisition costs (“DAC”) and value of business acquired (“VOBA”) was as follows for the three months ended March 31, 2012 and 2011:

	DAC	VOBA	Total
Balance at January 1, 2012	$3,666.9	$685.4	$4,352.3
Deferrals of commissions and expenses	154.3	4.8	159.1
Amortization:
Amortization	(188.4)	(67.0)	(255.4)
Interest accrued(1)	58.4	23.3	81.7

Net amortization included in Condensed Consolidated Statements of Operations	(130.0)	(43.7)	(173.7)
Change in unrealized capital gains/losses on available-for-sale securities	12.6	19.2	31.8

Balance at March 31, 2012	$3,703.8	$665.7	$4,369.5

	DAC	VOBA	Total
Balance at January 1, 2011	$3,810.6	$1,227.7	$5,038.3
Deferrals of commissions and expenses	158.5	4.5	163.0
Amortization:
Amortization	(153.1)	(61.2)	(214.3)
Interest accrued(1)	58.0	26.0	84.0

Net amortization included in Condensed Consolidated Statements of Operations	(95.1)	(35.2)	(130.3)
Change in unrealized capital gains/losses on available-for-sale securities	15.5	13.4	28.9

Balance at March 31, 2011	$3,889.5	$1,210.4	$5,099.9

(1)	Interest accrued at the following rates for DAC: 1.5% to 8.0% during 2012 and 3.0% to 8.0% during 2011.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

6.	Accumulated Other Comprehensive Income (Loss)

Shareholder’s equity included the following components of AOCI at March 31, 2012 and 2011:

	2012	2011
Fixed maturities	$5,489.5	$3,051.9
Equity securities, available-for-sale	44.5	77.0
Derivatives	145.7	9.9
DAC/VOBA adjustment on available-for-sale securities	(2,170.5)	(1,222.1)
Sales inducements adjustment on available-for-sale securities	(95.3)	(95.3)
Other investments	(40.0)	(43.9)

Unrealized capital gains, before tax	3,373.9	1,777.5
Deferred income tax liability	(857.7)	(748.7)

Net unrealized capital gains	2,516.2	1,028.8
Pension and other post-employment benefits liability, net of tax	70.8	21.6

Accumulated other comprehensive income (loss)	$2,587.0	$1,050.4

Changes in AOCI, net of DAC, VOBA, and tax were as follows for the three months ended March 31, 2012 and 2011:

	2012	2011
Fixed maturities	$(70.1)	$2.7
Equity securities, available-for-sale	11.3	1.4
Derivatives	(26.9)	8.5
DAC/VOBA adjustment on available-for-sale securities	31.8	28.9
Sales inducements adjustment on available-for-sale securities	(15.0)	0.1
Other investments	(6.8)	(5.1)

Change in unrealized gains/losses on securities, before tax	(75.7)	36.5
Deferred income tax asset/liability	61.9	(40.3)

Change in unrealized gains/losses on securities, after tax	(13.8)	(3.8)

Change in other-than-temporary impairment losses, before tax	12.8	125.0
Deferred income tax asset/liability	(4.5)	(43.7)

Change in other-than-temporary impairment losses, after tax	8.3	81.3

Pension and other post-employment benefit liability, before tax	(3.8)	(0.6)
Deferred income tax asset/liability	1.3	0.2

Pension and other post-employment benefit liability, after tax	(2.5)	(0.4)

Net change in Accumulated other comprehensive income (loss), after tax	$(8.0)	$77.1

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA, and income taxes, were as follows for the three months ended March 31, 2012 and 2011:

	2012	2011
Net unrealized capital holding gains arising during the period(1)	$40.8	$30.8
Less: reclassification adjustment for gains (losses) and other items included in Net income (losses)(2)	79.3	(72.7)
Change in deferred tax asset valuation allowance	33.0	(26.0)

Net change in unrealized capital gains on securities	$(5.5)	$77.5

(1)	Pretax unrealized capital holding gains (losses) arising during the period were $66.7 and $48.0, for the three months ended March 31, 2012 and 2011, respectively.
(2)	Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $129.6 and $(113.5), for the three months ended March 31, 2012 and 2011, respectively.

7.	Income Taxes

Income taxes were different from the amount computed by applying the federal income (loss) tax rate to income before income taxes for the following reasons for the three months ended March 31, 2012 and 2011:

	2012	2011
Income (loss) before income taxes	$(512.9)	$162.5
Tax rate	35.0%	35.0%

Income tax expense (benefit) at federal statutory rate	(179.5)	56.9
Tax effect of:
Valuation allowance	217.2	(146.8)
Dividend received deduction	(18.6)	(18.8)
Audit settlement	(0.6)	17.3
Loss on extinguishment of debt	—	—
State tax expense (benefit)	(17.3)	(8.7)
Non-controlling interest	5.5	18.0
Tax credits	(3.8)	(4.6)
Non-deductible expenses	4.4	3.5
Other	0.6	2.3

Income tax expense (benefit)	$7.9	$(80.9)

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. At March 31, 2012, and December 31, 2011, the Company had a tax valuation allowance of $3.4 billion and $3.2 billion, respectively, that was allocated to continuing operations and $(321.5) and $(287.1), respectively, that was allocated to other comprehensive income related to realized and unrealized capital losses.

Tax Regulatory Matters

In March 2012, the Internal Revenue Service (“IRS”) completed its examination of the Company’s returns through tax year 2010. The 2010 settlement did not have a material impact on the Company’s financial position.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The Company is currently under audit by the IRS and has agreed to participate in the Compliance Assurance Program for tax years 2011 and 2012. It is anticipated that the IRS audit of the 2011 tax year will be finalized within the next twelve months.

8.	Employee Benefit Arrangements

Pension, Other Postretirement Benefit Plans and Other Benefit Plans

ING U.S., Inc. subsidiaries maintain both qualified and non-qualified defined benefit pension plans (the “Plans”). These plans generally cover all employees and certain sales representatives who meet specified eligibility requirements. Pension benefits are based on a formula using compensation and length of service of employees at retirement. Annual contributions are paid to the Plans at a rate necessary to adequately fund the accrued liabilities of the Plans calculated in accordance with legal requirements. The Plans comply with applicable regulations concerning investments and funding levels.

Beginning January 1, 2012, the ING Americas Retirement Plan (the “Retirement Plan”) uses a cash balance pension formula instead of a final average pay (“FAP”) formula, allowing all eligible employees to participate in the Retirement Plan. For participants in the Retirement Plan as of December 31, 2011, there is a two-year transition period from the Retirement Plan’s current FAP formula to the cash balance pension formula.

The Company also offers deferred compensation plans for eligible employees, eligible career agents and certain other individuals who meet the eligibility criteria. The Company’s deferred compensation commitment for employees is recorded on the Condensed Consolidated Balance Sheets in Other liabilities as of March 31, 2012 and December 31, 2011 totaled $270.5 and $261.1, respectively.

ING U.S., Inc. subsidiaries also provide other post-employment and post-retirement employee benefits to certain employees. These are primarily post-retirement healthcare and life insurance benefits to retired employees and other eligible dependents and post-employment/pre-retirement plans provided to employees and former employees.

The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss) for the three months ended March 31, 2012 and 2011 were as follows:

	Pension Plans		Postretirement Benefits
	2012	2011	2012	2011
Net Periodic (Benefit) Costs:
Service cost	$9.8	$9.6	$—	$—
Interest cost	22.5	24.0	0.3	0.6
Expected return on plan assets	(22.5)	(20.0)	—	—
Amortization of prior service cost (credit)	(3.0)	0.1	(0.8)	(0.7)

Net periodic (benefit) costs	$6.8	$13.7	$(0.5)	$(0.1)

Defined Contribution Plans

Certain of the Company’s subsidiaries sponsor defined contribution plans. The largest defined contribution plan is the ING Americas Savings Plan and ESOP (the “Savings Plan”). Substantially all employees of the Company are eligible to participate, other than the Company’s agents. The amount of cost recognized for the defined contribution pension plans for the three months ended March 31, 2012, and 2011 was $10.4 and $10.1, respectively, and is recorded in Operating expenses in the Condensed Consolidated Statements of Operations.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

9.	Financing Agreements

Short-term Debt

The following table summarizes the Company’s short-term debt including the weighted average interest rate on short-term borrowings outstanding at March 31, 2012 and December 31, 2011:

			Weighted Average Rate
	2012	2011	2012	2011
Commercial paper	$680.0	$554.6	1.21%	1.19%
Current portion of long-term debt(1)	500.0	500.0	0.56%	0.49%

Total	$1,180.0	$1,054.6

(1)	See the “Affiliated Financing Agreements” in the Related Party Transactions note to these Condensed Consolidated Financial Statements.

Commercial Paper

The Company has a commercial paper program with an authorized capacity of $3.0 billion, which is guaranteed by ING Insurance. The Company pays ING Insurance 10 basis points on the outstanding balance of the commercial paper program. The Company’s commercial paper borrowings have been generally used to fund the working capital needs of the Company’s subsidiaries and provide short-term liquidity.

Guaranteed Debt

The following amounts are included with the Company’s debt obligations at March 31, 2012 and December 31, 2011:

	2012	2011
Commercial paper	$680.0	$554.6
Lion Connecticut Holdings, Inc. debentures(1)(2)	650.0	649.8

Total	$1,330.0	$1,204.4

(1)	ING Group is guarantor to outstanding legacy debt securities originally issued by Aetna Services, Inc. (formerly Aetna Life and Casualty).
(2)	Includes Equitable of Iowa Companies Capital Trust II notes.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Long-term Debt

The following table summarizes the Company’s long-term debt securities issued and outstanding at March 31, 2012 and December 31, 2011:

	Maturity	2012	2011
6.75% Lion Connecticut Holdings, Inc. debentures, due 2013(2)	9/15/2013	$138.0	$137.9
7.25% Lion Connecticut Holdings, Inc. debentures, due 2023(2)	8/15/2023	157.8	157.6
7.63% Lion Connecticut Holdings, Inc. debentures, due 2026(2)	8/15/2026	231.6	231.6
8.42% Equitable of Iowa Companies Capital Trust II notes, due 2027	4/1/2027	13.9	14.0
6.97% Lion Connecticut Holdings, Inc. debentures, due 2036(2)	8/15/2036	108.7	108.7
0.33% ING Insurance Floating Rate Note, due 2012(1)	8/10/2012	500.0	500.0
1.00% Windsor Property Loan	6/14/2027	4.9	4.9
0.94% Surplus Floating Rate Note	12/31/2037	359.3	359.3
0.94% Surplus Floating Rate Note	6/30/2037	329.1	329.1

Subtotal		1,843.3	1,843.1
Less: Current portion of long-term debt		500.0	500.0

Total		$1,343.3	$1,343.1

(1)	See the “Affiliated Financing Agreements” in the Related Party Transactions note to these Condensed Consolidated Financial Statements.
(2)	Guaranteed by ING Group.

At March 31, 2012 and December 31, 2011, the Company was in compliance with all debt covenants related to the borrowings in the table above.

Unsecured senior debt which consists of senior notes, fixed rate notes and other notes with varying interest rates rank highest in priority, followed by subordinated debt which consists of junior subordinated debt securities. Payments of interest and principal on the Company’s surplus notes, which are subordinate to all other obligations at the issuer operating insurance company level and senior to obligations issued at ING U.S., Inc., may be made only with the prior approval of the insurance department of the state of domicile.

Credit and Committed Facilities

The Company maintains credit facilities used primarily for collateral required under affiliated reinsurance transactions and also for general corporate purposes. At March 31, 2012, unsecured and uncommitted letter of credit (“LOC”) facilities totaled $3.7 billion, unsecured and committed LOC facilities totaled $5.6 billion and secured facilities totaled $275.0. Of the aggregate $9.6 billion ($4.9 billion with ING Bank, N.V. (“ING Bank”, an affiliate) capacity available, the Company utilized $8.3 billion ($4.3 billion with ING Bank) in letters of credit outstanding as of March 31, 2012. Total fees associated with credit facilities for the three months ended March 31, 2012 and 2011 were $55.2 and $24.3, respectively.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following is a summary of the Company’s credit facilities as of March 31, 2012:

	Secured/ Unsecured	Committed/ Uncommitted	Expiration	Capacity	Utilization	Unused Commitment
Obligor / Applicant
ING U.S., Inc. / Security Life of Denver International Limited / Roaring River LLC(1)(2)	Unsecured	Uncommitted	08/30/12	$1,418.6	$1,418.6	$—
ING U.S., Inc. / Security Life of Denver International Limited / Roaring River LLC(1)	Unsecured	Uncommitted	02/28/13	1,605.0	997.2	—
Security Life of Denver International Limited(1)	Unsecured	Committed	12/31/31	1,500.0	1,500.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	08/19/21	750.0	750.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	11/09/21	750.0	750.0	—
Security Life of Denver International Limited(1)	Unsecured	Committed	12/31/13	825.0	825.0	—
ING U.S., Inc. / Security Life of Denver International Limited(1)	Unsecured	Uncommitted	06/30/13	625.0	608.4	—
Reliastar Life Insurance Company	Secured	Committed	Conditional	265.0	265.0	—
ING U.S., Inc. / Security Life of Denver International Limited	Unsecured	Committed	12/31/25	475.0	475.0	—
ING U.S., Inc.	Unsecured	Uncommitted	Various dates	2.1	2.1	—
ING U.S., Inc.	Secured	Uncommitted	Various dates	10.0	4.7	—
ING U.S., Inc. / Whisperingwind I	Unsecured	Committed	09/20/18	350.0	257.0	93.0
ING U.S., Inc. / Roaring River II LLC	Unsecured	Committed	12/31/19	995.0	400.0	595.0

Total				$9,570.7	$8,253.0	$688.0

Secured facilities				$275.0	$269.7	$—
Unsecured and uncommitted				3,650.7	3,026.3	—
Unsecured and committed				5,645.0	4,957.0	688.0

Total				$9,570.7	$8,253.0	$688.0

ING Bank				$4,878.4	$4,254.1	$—

(1)	Refer to the Related Party Transactions note to these Condensed Consolidated Financial Statements for more information.
(2)

The Company replaced $1.4 billion of LOCs issued under a $2.5 billion Syndicated LOC Facility entered into on May 4, 2010, with LOCs issued under the Revolving Credit Agreement on April 20, 2012. Refer to the Subsequent Events note to these Condensed Consolidated Financial Statements for more information.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

10.	Commitments and Contingencies

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At March 31, 2012, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $1.1 billion, of which $367.4 relates to consolidated investment entities. At December 31, 2011, the Company had off balance sheet commitments to purchase investments equal to their fair value of $1.3 billion, of which $470.9 relates to consolidated investment entities.

Collateral

Under the terms of the Company’s Over-The-Counter Derivative ISDA Agreements, the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of March 31, 2012, the Company held $541.0 of net cash collateral related to derivative contracts. As of March 31, 2012, the Company delivered $32.7 and $24.5 of cash collateral related to derivative contracts and credit facilities, respectively. As of December 31, 2011, the Company held $757.7 of net cash collateral related to derivative contracts. As of December 31, 2011, the Company delivered $40.0 and $11.8 of cash collateral related to derivative contracts and credit facilities, respectively. The collateral held and delivered are included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Condensed Consolidated Balance Sheets. In addition, as of March 31, 2012 and December 31, 2011, the Company delivered securities as collateral of $1.2 billion and $1.3 billion, respectively, which was included in Securities pledged on the Condensed Consolidated Balance Sheets.

Federal Home Loan Bank Funding Agreements

The Company is a member of the FHLB of Des Moines and the FHLB of Topeka and is required to maintain a collateral deposit that backs funding agreements issued to the FHLB. At March 31, 2012 and December 31, 2011, the Company had $3.1 billion and $3.2 billion in non-putable funding agreements, respectively, which are included in Contract owner account balances on the Condensed Consolidated Balance Sheets. At March 31, 2012 and December 31, 2011, the Company had $265.0 in LOCs issued by the FHLBs. At March 31, 2012 and December 31, 2011, assets with a market value of approximately $3.4 billion and $3.8 billion, respectively, collateralized the FHLB funding agreements. At March 31, 2012 and December 31, 2011, assets with a market value of approximately $315.0 and $354.0, respectively, collateralized the FHLB LOCs. Assets on deposit with the FHLBs are included in Fixed maturities, available-for-sale, on the Condensed Consolidated Balance Sheets.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with securities lending, repurchase agreements and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of March 31, 2012 and December 31, 2011:

	2012	2011
Fixed maturity collateral deposits to FHLB	$3,758.3	$4,106.5
Other fixed maturities-state deposits	253.6	260.8
Securities pledged	1,435.4	2,253.5

Total restricted assets	$5,447.3	$6,620.8

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court’s jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse, and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company’s financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company’s litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company’s results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where management, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the estimate contained in this paragraph reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

range of loss in excess of the accrued amounts. For other matters included within this estimation, for which a reasonably possible but not probable, range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of March 31, 2012, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, to be up to approximately $85.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, management reviews relevant information with respect to litigation and regulatory contingencies and updates the Company’s accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), which has been filed by the administrator of a 401(k) Employee Retirement Income Act (“ERISA”) Plan who claims that the Company has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of the ERISA. Among other things, Claimant seeks declaratory relief and the disgorgement of all revenue sharing payments and profits earned in connection with such payments, as well as attorney’s fees. On January 26, 2012, Plaintiff filed a motion requesting to be allowed to represent a class of similarly situated ERISA Plans. The Company denies Claimant’s allegations and is vigorously defending this litigation.

Currently, regulatory matters include an examination of the policy, applied by one of the Company’s subsidiaries, for addressing and correcting an error that is made when processing the trade instructions of an ERISA plan or one of its participants. Under that policy, the subsidiary absorbs any loss and retains any gain that results from such an error correction. They also include considerable regulatory scrutiny regarding whether and to what extent life insurance companies are using the United States Social Security Administration’s Death Master File (“SSDMF”) to proactively ascertain when customers have deceased and to pay benefits even where no claim for benefits has been made. The Company has received industry-wide and company-specific inquiries and is engaged in multi-state market conduct examinations with respect to its claims settlement practices, including its use of Personal Transition Accounts and of the SSDMF, and compliance with unclaimed property laws. A majority of states are conducting an audit of the Company’s compliance with unclaimed property laws. The Company also has been reviewing whether benefits are owed and whether reserves are adequate in instances where an insured appears to have died, but no claim for death benefits has been made. Some of the investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, and disgorgement of retained gains. They may also result in fines and penalties and changes to the Company’s procedures for the identification and escheatment of abandoned property or the correction of processing errors, and other financial liability.

11.	Related Party Transactions

In the normal course of business, the Company enters into various transactions with affiliated companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Income and expense from transactions with related parties for the three months ended March 31, 2012 and 2011 is shown in the following table:

	2012		2011
	Income	Expense	Income	Expense
ING Insurance(1)(2)	$0.5	$0.8	$0.5	$14.8
ING Group	—	10.0	—	20.8
ING Bank(1)(2)	10.6	33.4	—	57.8
Other	3.8	1.5	4.2	5.5

Total	$14.9	$45.7	$4.7	$98.9

(1)	See “Affiliated Financing Agreements” section below.
(2)	See “Derivatives” section below.

Assets and liabilities from transactions with related parties as of March 31, 2012 and December 31, 2011 are shown in the following table:

	2012		2011
	Assets	Liabilities	Assets	Liabilities
ING Insurance(1)(2)	$9.4	$500.5	$0.4	$502.1
ING Group	0.4	—	0.4	—
ING Bank(1)(2)	21.7	31.4	13.7	14.7
Other	5.1	1.3	9.7	1.1

Total	$36.6	$533.2	$24.2	$517.9

(1)	See “Affiliated Financing Agreements” section below.
(2)	See “Derivatives” section below.

The material agreements whereby the Company generates revenues and expenses with affiliated entities are as follows:

Credit Facilities

At March 31, 2012 and December 31, 2011, the Company was a borrower in several credit facility agreements with ING Bank, in which ING Bank provided LOC capacity used primarily for collateral required under affiliated reinsurance transactions and also for general corporate purposes. At March 31, 2012 and December 31, 2011, the Company utilized $4.2 billion and $4.6 billion of capacity, respectively, from these facilities with ING Bank. The Company had accrued interest of $24.4 and $8.9 as of March 31, 2012 and December 31, 2011, respectively. The Company incurred expenses of $32.0 and $13.3, for the three months ended March 31, 2012 and 2011, respectively. Refer to the “Credit and Committed Facilities” section of the Financing Agreements note to these Condensed Consolidated Financial Statements for further information.

On April 20, 2012, the Company entered into a $5.0 billion Senior Unsecured Credit Facility with a syndicate of banks, which replaces financing that was either internally funded or guaranteed by ING Insurance. Refer to the Subsequent Events note to these Condensed Consolidated Financial Statements for further information.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Affiliated Financing Agreements

The Company has a $500.0 par floating rate loan agreement with ING Insurance in which the Company pays a variable rate of interest based on three month LIBOR which was originally due to mature on August 10, 2012. Effective April 13, 2012, the term of the note was extended to April 29, 2016. The Company had debt of $500.0 at March 31, 2012 and December 31, 2011, respectively, related to this loan agreement. The Company had accrued interest of $0.4 at March 31, 2012 and December 31, 2011, respectively. The Company incurred interest of $0.7 and $0.4 for the three months ended March 31, 2012 and 2011, respectively.

Derivatives

The Company is party to several derivative contracts with ING Insurance and ING Bank. Each of these contracts were entered into as a result of a competitive bid, which included unaffiliated counterparties. The Company is exposed to various risks relating to its ongoing business operations, including but not limited to interest rate risk, foreign currency risk, and equity market risk. To manage these risks, the Company uses various strategies by using derivatives contracts, certain of which are with related parties, which includes interest rate swaps, equity options and currency forwards.

As of March 31, 2012 and December 31, 2011, the outstanding notional amounts were $1.7 billion (consisting of interest rate swaps of $1.3 billion, equity options of $343.2 and currency forwards of $30.8) and $1.4 billion (consisting of interest rate swaps of $1.0 billion and equity options of $384.6), respectively. As of March 31, 2012 and December 31, 2011, the market values for these contracts were $14.1 and $7.9, respectively. For the three months ended March 31, 2012 and 2011, the Company recorded net realized capital gains (losses) of $7.5 and $0.6, respectively, with ING Bank and ING Insurance.

The Company has sold protection under certain credit default swap derivative contracts that are supported by a guarantee provided by ING Insurance. As of March 31, 2012 and December 31, 2011, the maximum potential future exposure to the Company on credit default swaps supported by the ING Insurance guarantee was $1.0 billion.

Administrative Overhead Allocations

The Company is allocated expenses for various administrative and corporate services provided by ING Group. Net allocations were $3.6 and $7.6 for the three months ended March 31, 2012 and 2011, respectively.

Latin America Service Arrangements

Prior to the divestiture of ING Group’s Latin American pensions, life insurance, and investment management businesses in December 2011, the Company provided data management services with respect to ING Group’s long term incentive programs for ING employees based in Latin America. Additionally, the Company provided payroll, benefits and human resources information systems for Latin America employees based in the U.S. In 2012, the Company entered into a transition services agreement with ING Group to continue providing these services for certain periods. This arrangement will expire on December 31, 2012. The Company was reimbursed for expenses of $10.7 for the three months ended March 31, 2012. The Company incurred net expenses of $4.1 for the three months ended March 31, 2011, which were not reimbursed by ING Group.

12.	Consolidated Investment Entities

The Company provides investment management services to, and has transactions with, various collateralized loan obligations, private equity funds, real estate funds, fund-of-hedge funds, single strategy hedge funds,

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

insurance entities, securitizations, and other investment entities in the normal course of business. In certain instances, the Company serves as the investment manager, making day-to-day investment decisions concerning the assets of these entities. These entities are considered to be either VIEs or VOEs, and the Company evaluates its involvement with each entity to determine whether consolidation is required.

Certain investment entities are consolidated under VIE or VOE consolidation guidance. The Company consolidates entities under the VIE guidance when it is determined that the Company is the primary beneficiary of these entities. The Company consolidates certain entities under the VOE guidance when it acts as the controlling general partner and the limited partners have no substantive rights to impact ongoing governance and operating activities.

With the exception of guarantees issued by the Company in relation to collateral support for reinsurance contracts, the Company has no right to the benefits from, nor does it bear the risks associated with these investments beyond the Company’s direct equity and debt investments in and management fees generated from these investment products. Such direct investments amounted to approximately $1.3 billion and $1.2 billion as of March 31, 2012 and December 31, 2011, respectively. If the Company were to liquidate, the assets held by consolidated investment entities would not be available to the general creditors of the Company, and as a result, the Company does not consider assets held in consolidated investment entities to be the Company’s assets.

Consolidated Investments

Collateral Loan Obligations (“CLO”) Entities

Certain subsidiaries of the Company structure and manage CLO entities created for the sole purpose of offering investors various maturity and risk characteristics by issuing multiple tranches of collateralized debt. The notes issued by the CLO entities are backed by diversified portfolios consisting primarily of senior secured floating rate leveraged loans.

The Company provides collateral management services to the CLO entities. In return for providing management services, the Company earns investment management fees and contingent performance fees. The Company has invested in certain of the entities, generally taking an ownership position in the unrated junior subordinated tranches. The CLO entities are structured and managed similarly but have differing fee structures and initial capital investments made by the Company. The Company’s ownership interests and management and contingent performance fees were assessed to determine if the Company is the primary beneficiary of these entities.

In March 2012, the Company sponsored a new CLO entity and determined that it was its primary beneficiary and consolidated it. The fair value of the assets and liabilities consolidated was $361.9 as of March 31, 2012.

As of March 31, 2012 and December 31, 2011, the Company consolidated 6 CLOs and 5 CLOs, respectively.

Private Equity, Real Estate, Hedge Funds, and Fund-of-hedge Funds (Limited Partnerships)

The Company invests in and manages various limited partnerships, including private equity funds, real estate funds, single strategy hedge funds, and fund-of-hedge funds. The Company, as a general partner or managing member of certain sponsored investment funds, is generally presumed to control the limited partnerships unless the limited partners have the substantive ability to remove the general partner without cause based upon a simple majority vote, or can otherwise dissolve the partnership, or have substantive participating rights over decision-making of the partnerships.

As of March 31, 2012 and December 31, 2011, the Company consolidated 33 funds and 27 funds, respectively, which were structured as partnerships.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the components of the consolidated investment entities, excluding reinsurance contracts, at March 31, 2012 and December 31, 2011:

	2012	2011
Assets of Consolidated Investment Entities
VIEs – CLO entities:
Cash and cash equivalents	$290.0	$98.3
Corporate loans, at fair value using the fair value option	2,392.0	2,162.9

Total CLO entities	2,682.0	2,261.2
VOEs – Private equity, real estate, hedge funds, and fund-of-hedge funds:
Cash and cash equivalents	42.3	38.7
Limited partnerships/corporations, at fair value	2,950.6	2,860.3
Other assets	16.3	15.5

Total investment funds	3,009.2	2,914.5

Total assets of consolidated investment entities	$5,691.2	$5,175.7

Liabilities of Consolidated Investment Entities
VIEs – CLO entities:
CLO notes, at fair value using the fair value option	$2,491.7	$2,057.1

Total CLO entities	2,491.7	2,057.1
VOEs – Private equity, real estate, hedge funds, and fund-of-hedge funds:
Other liabilities	199.7	199.5

Total investment funds	199.7	199.5

Total liabilities of consolidated investment entities	$2,691.4	$2,256.6

Fair Value Measurement

Upon consolidation of CLO entities, the Company elected to apply the FVO for financial assets and financial liabilities held by these entities and continued to measure these assets (primarily corporate loans) and liabilities (debt obligations issued by CLO entities) at fair value in subsequent periods. The Company has elected the FVO to more closely align its accounting with the economics of its transactions and allows the Company to more effectively align changes in the fair value of CLO assets with a commensurate change in the fair value of CLO liabilities.

Investments held by consolidated private equity, real estate, single strategy hedge funds and fund-of-hedge funds are measured and reported at fair value in the Company’s Condensed Consolidated Financial Statements. Changes in the fair value of consolidated investment entities are recorded as a separate line item within Income related to Consolidated Investment Entities in the Company’s Condensed Consolidated Statements of Operations.

The methodology for measuring the fair value and fair value hierarchy classification of financial assets and liabilities of consolidated investment entities is consistent with the methodology and fair value hierarchy rules applied by the Company to its investment portfolio. Refer to the “Fair Value Measurement” section of the Business, Basis of Presentation and Significant Policies note included in the 2011 ING U.S., Inc. Consolidated Financial Statements.

As discussed in more detail below, the Company utilizes valuations obtained from third-party commercial pricing services, brokers, and investment sponsor or third-party administrator that supplies NAV (or its

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

equivalent) per share used as a practical expedient. The valuations obtained from brokers and third-party commercial pricing services are non-binding. These valuations are reviewed on a monthly or quarterly basis (dependent on the type of fund or product). Procedures include, but are not limited to, a review of underlying fund investor reports, review of top and worst performing funds requiring further scrutiny, review of variance from prior periods and review of variance from benchmarks, where applicable. In addition, the Company considers both macro and fund specific events which may impact the latest NAV supplied and determines if further adjustment of value should be made. Such changes, if any, are subject to senior management review.

When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3. Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

Cash and Cash Equivalents

The carrying amounts for cash reflect the assets’ fair values. The fair value for cash equivalents is determined based on quoted market prices. These assets are classified as Level 1.

VIEs – CLO Entities

Corporate loans – Corporate loan investments, which comprise the majority of consolidated CLO portfolio collateral, are senior secured corporate loans from a variety of industries, including but not limited to the aerospace and defense, broadcasting, technology, utilities, household products, healthcare, oil and gas, and finance industries. Corporate loans mature at various dates between 2011 and 2021, pay interest at LIBOR or PRIME plus a spread of up to 10.0%, and typically range in credit rating categories from A+ down to unrated. At March 31, 2012 and December 31, 2011, the unpaid principal balance exceeded the fair value of the corporate loans by approximately $62.7 and $109.0, respectively. Less than 1% of the collateral assets are in default as of March 31, 2012 and December 31, 2011.

The fair values for corporate loans are determined using independent commercial pricing services. Fair value measurement based on pricing services may be classified in Level 2 or Level 3 depending on the type, complexity, observability and liquidity of the asset being measured. The inputs used by independent commercial pricing services, such as benchmark yields and credit risk adjustments, are those that are derived principally from or corroborated by observable market data. Hence, the fair value measurement of corporate loans priced by independent pricing service providers is classified within Level 2 of the fair value hierarchy.

CLO notes – The CLO notes are issued in various tranches with different risk profiles. The interest rates are generally variable rates based on LIBOR plus a pre-defined spread, which varies from 0.22% for the more senior tranches to 7.00% for the more subordinated tranches. CLO notes mature at various dates between 2020 and 2022 and have a weighted average maturity of 9.4 years. The outstanding balance on the notes issued by consolidated CLOs exceeds their fair value by approximately $208.3 and $275.0 as of March 31, 2012 and December 31, 2011, respectively. The investors in this debt are not affiliated with the Company and have no recourse to the general credit of the Company for this debt.

The CLO notes are backed by a diversified loan portfolio consisting primarily of senior secured floating rate leveraged loans.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Repayment risk is segmented into tranches with credit ratings of these tranches reflecting both the credit quality of underlying collateral as well as how much protection a given tranche is afforded by tranches that are subordinate to it. The most subordinated tranche bears the first loss and receives the residual payments, if any.

The fair value of the CLO notes is determined using an income approach based on present value techniques and option-pricing models (which incorporate present value techniques), driven by cash flows expected to be received from the portfolio of underlying assets. The most significant inputs include the constant annual default rate, recovery rate, recovery lag, constant annual prepayment rate, reinvestment price and spread, reinvestment of principal proceeds, call date, call price and discount rate, which are determined primarily based on the nature of the investments in the underlying collateral pool and cannot be corroborated by observable market data. Accordingly, CLO notes are classified within Level 3 of the fair value hierarchy.

To evaluate the reliability of the option-pricing models, the Company obtains broker-dealer pricing information from broker-dealers, which is based on the broker’s proprietary pricing models considering the deals in the market of similar quality and tranches of same priority. The broker-dealer will model the price based on projected cash flows and terminal value, which often incorporate unobservable inputs. As such, the prices are not considered official marks for CLO tranches.

In determining the fair value of subordinated tranches in which the Company retains ownership interest, similar assumptions as noted above are used to project future cash flows and determine the fair value of the CLO notes. In the event that the Company’s modeled prices differ significantly from the observed market transactions, the Company reviews its assumptions and may adjust the fair value of such subordinated and equity classes if necessary.

The following table shows significant unobservable inputs used in the fair value measurement of Level 3 assets and liabilities as of March 31, 2012:

Assets and Liabilities	Fair Value	Valuation Technique	Unobservable Inputs	Estimate
CLO Notes	$2,491.7	Discounted Cash Flow	Default Rate	2.0%
			Recovery Rate	70.0%
			Prepayment Rate	20.0%
			Discount Margin	175 bps to 1,025 bps

The following narrative indicates the sensitivity of inputs:

•	Discount Margin (spread over LIBOR): An increase (decrease) in the discount margin used to value the CLO Notes would decrease (increase) the value of the CLO Notes.

•

Default Rate: An increase (decrease) in the expected default rate would likely increase (decrease) the discount margin (increase risk premium) used to value the CLO Notes and, as a result, would potentially decrease the value of the CLO Notes; however, if an increase in the expected default rates does not have a subsequent change in the discount margin used to value the CLO Notes, then an increase in default rate would potentially increase the value of the CLO Notes as the expected weighted average life (“WAF”) of the CLO Notes would decrease.

•	Recovery rate: A decrease (increase) in the expected recovery of defaulted assets would potentially decrease (increase) the valuation of CLO Notes.

•	Prepayment Rate: A decrease (increase) in the expected rate of collateral prepayments would potentially decrease (increase) the valuation of CLO Notes as the expected WAL would increase.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

VOEs – Private Equity, Real Estate, Single Strategy Hedge Funds, and Fund-of-hedge Funds

Limited partnerships, at fair value, primarily represent the Company’s investments in private equity funds, real estate funds, single strategy hedge funds, and fund-of-hedge funds. The fair value for these investments is estimated based on the NAV from the latest financial statements of these funds, provided by the fund’s investment manager or third-party administrator. Investments in these funds typically may not be fully redeemed at NAV within 90 days because of inherent restrictions on near-term redemptions. Therefore, these investments are classified within Level 3 of the fair value hierarchy.

These consolidated investments are mostly private equity funds spread across 33 limited partnerships that focus on the primary or secondary market. The limited partnerships invest in private equity funds and, at times, make strategic co-investments directly into private equity companies, including, but not limited to, buyout, venture capital, distressed, and mezzanine.

Private Equity Funds

As prescribed in ASC Topic 820, the unit of account for these investments is the interest in the investee fund. The Company owns an undivided interest in the fund portfolio and does not have the ability to dispose of individual assets and liabilities in the fund portfolio. Rather, the Company would be required to redeem or dispose of its entire interest in the investee fund. There is no current active market for interests in underlying private equity funds.

Valuation is generally based on the valuations provided by the fund’s general partner or investment manager. The valuations typically reflect the fair value of the Company’s capital account balance of each fund investment, including unrealized capital gains (losses), as reported in the financial statements of the respective investee fund as of the respective year end or the latest available date. In circumstances where fair values are not provided, the Company seeks to determine the fair value of fund investments based upon other information provided by the fund’s general partner or investment manager or from other sources.

The fair value of securities received in-kind from fund investments is determined based on the restrictions around the securities.

•	Unrestricted, publicly traded securities are valued at the closing public market price on the reporting date,

•	Restricted, publicly traded securities may be valued at a discount from the closing public market price on the reporting date, depending on the circumstances, and

•

Privately held securities are valued by the directors/general partner of the investee fund, based on a variety of factors, including the price of recent transactions in the company’s securities and the company’s earnings, revenue, and book value.

Private Equity Companies

In the case of direct investments or co-investments in private equity companies, the Company initially recognizes investments at cost and subsequently adjusts investments to fair value. On a quarterly basis, the Company reviews the general partner or lead investor’s valuation of the investee company, taking into account other available information, such as indications of a market value through subsequent issues of capital or transactions between third-parties, performance of the investee company during the period, and public, comparable companies analysis, where appropriate.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

At March 31, 2012, the fair value hierarchy levels of consolidated investment entities are presented in the table below:

	2012
	Fair Value Measurements	Level 1	Level 2	Level 3
Assets
VIEs – CLO entities:
Cash and cash equivalents	$290.0	$290.0	$—	$—
Corporate loans, at fair value	2,392.0	—	2,392.0	—
VOEs – Private equity, real estate, hedge funds, and fund-of-hedge funds:
Cash and cash equivalents	42.3	42.3	—	—
Investments, at fair value	2,950.6	—	—	2,950.6

Total assets at fair value	$5,674.9	$332.3	$2,392.0	$2,950.6

Liabilities
VIEs – CLO entities CLO notes, at fair value	$2,491.7	$—	$—	$2,491.7

Total liabilities at fair value	$2,491.7	$—	$—	$2,491.7

At December 31, 2011, the fair value hierarchy levels of consolidated investment entities are presented in the table below:

	2011
	Fair Value Measurements	Level 1	Level 2	Level 3
Assets
VIEs – CLO entities:
Cash and cash equivalents	$98.3	$98.3	$—	$—
Corporate loans, at fair value	2,162.9	—	2,162.9	—
VOEs – Private equity, real estate, hedge funds, and funds of hedge funds:
Cash and cash equivalents	38.7	38.7	—	—
Investments, at fair value	2,860.3	—	—	2,860.3

Total assets at fair value	$5,160.2	$137.0	$2,162.9	$2,860.3

Liabilities
VIEs – CLO entities CLO notes, at fair value	$2,057.1	$—	$—	$2,057.1

Total liabilities at fair value	$2,057.1	$—	$—	$2,057.1

Level 3 assets primarily include investments in private equity, real estate, hedge funds, and funds of funds held by the consolidated VOEs, while the Level 3 liabilities consist of CLO notes. Transfers of investments out of Level 3 and into Level 2 or Level 1, if any, are recorded as of the beginning of the period in which the transfer occurred. During the three months ended March 31, 2012 and 2011, there were no transfers in or out of Level 3, or transfers between Level 1 and Level 2.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The reconciliation of the beginning and ending fair value measurements for Level 3 assets and liabilities using significant unobservable inputs for the three months ended March 31, 2012 is presented in the table below.

	2012
	Beginning Balance January 1	Purchases	Sales	Gains (Losses) Included in the Condensed Consolidated Statement of Operations	Ending Balance March 31
Assets
VOEs – Private equity, real estate, hedge funds, and funds of hedge funds:
Investments, at fair value	$2,860.3	$100.9	$(17.0)	$6.4	$2,950.6

Total assets at fair value	$2,860.3	$100.9	$(17.0)	$6.4	$2,950.6

Liabilities
VIEs – CLO entities:
CLO notes, at fair value	$(2,057.1)	$(362.0)	$0.5	$(73.1)	$(2,491.7)

Total liabilities at fair value	$(2,057.1)	$(362.0)	$0.5	$(73.1)	$(2,491.7)

The reconciliation of the beginning and ending fair value measurements for Level 3 assets and liabilities using significant unobservable inputs for the three months ended March 31, 2011 is presented in the table below.

	2011
	Beginning Balance January 1	Purchases	Sales	Gains (Losses) Included in the Condensed Consolidated Statement of Operations	Ending Balance March 31
Assets
VOEs – Private equity, real estate, hedge funds, and funds of hedge funds:
Investments, at fair value	$2,255.3	$107.6	$(27.6)	$8.6	$2,344.0

Total assets at fair value	$2,255.3	$107.6	$(27.6)	$8.6	$2,344.0

Liabilities
VIEs – CLO entities:
CLO notes, at fair value	$(1,627.6)	$—	$—	$(70.1)	$(1,697.7)

Total liabilities at fair value	$(1,627.6)	$—	$—	$(70.1)	$(1,697.7)

Deconsolidation of Certain Investment Entities

During the three months ended March 31, 2012 and 2011, the Company did not deconsolidate any investment entities.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Non-consolidated VIEs

CLO Entities

In addition to the consolidated CLO entities, the Company also holds variable interest in certain CLO entities which are not consolidated as it has been determined that the Company is not the primary beneficiary. With these CLO entities, the Company serves as the investment manager and receives investment management fees and contingent performance fees. Generally, the Company does not hold any interest in the non-consolidated CLO entities. The Company has never provided and is not obligated to provide any financial or other support to these entities.

The Company will review its assumptions on a periodic basis to determine if conditions have changed such that the projection of these contingent fees becomes significant enough to reconsider the Company’s consolidation status as variable interest holder. At March 31, 2012 and December 31, 2011, the Company did not hold any ownership interests in these unconsolidated CLOs.

The following table presents the March 31, 2012 and December 31, 2011 carrying amounts of total assets and liabilities of the VIEs in which the Company has concluded that it holds a variable interest, but is not the primary beneficiary. The Company determines its maximum exposure to loss to be: (i) the amount invested in the debt or equity of the VIE and (ii) other commitments and guarantees to the VIE.

	2012	2011
Carrying amount	$—	$—
Maximum exposure to loss	—	—
Assets of non-consolidated investment entities	1,777.2	1,773.0
Liabilities of non-consolidated investment entities	1,775.7	1,777.1

Investment Funds

The Company manages or holds investments in certain private equity funds, fund of hedge funds and single strategy hedge funds. With these entities, the Company serves as the investment manager and is entitled to receive investment management fees and contingent performance fees that are generally expected to be insignificant. Although the Company has the power to direct the activities that significantly impact the economic performance of the funds, it does not hold a significant variable interest in any of these funds and, as such, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Accordingly, the Company is not considered the primary beneficiary and did not consolidate any of these investment funds.

In addition, the Company does not consolidate the funds, in which its involvement takes a form of a limited partner interest and is restricted to a role of a passive investor, as a limited partner’s interest does not provide the Company with any substantive kick-out or participating rights, which would overcome the presumption of control by the general partner.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS, and ABS entities are thinly capitalized by design, and considered VIEs. The Company’s involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

power to direct the activities that most significantly impact the securitization entities’ economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS, and ABS entities it holds investments in. These investments are accounted for as investments available-for-sale as described in the Fair Value Measurements note to these Condensed Consolidated Financial Statements, and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS which are accounted for under the FVO whose change in fair value is reflected in Net investment income in the Condensed Consolidated Statements of Operations. The Company’s maximum exposure to loss on these structured investments is limited to the amount of its investment. Refer to the Investments note of these Condensed Consolidated Financial Statements for details regarding the carrying amounts and classifications of these assets.

13.	Segments

The Company provides its principal products and services in three core businesses and reports results through five core segments as follows:

Business	Segment
Retirement Solutions	Retirement

Annuities

Investment Management	Investment Management

Insurance Solutions	Individual Life

Employee Benefits

The Company also has a Corporate segment, which includes the financial data not directly related to the businesses, and Closed Block segments, which include non-core businesses and non-strategic products that are either in run-off and reinsured or no longer being actively marketed and sold.

These segments reflect the manner by which the Company’s chief operating decision maker views and manages the business. The following is a brief description of these segments, as well as Corporate and Closed Block segments.

Retirement Solutions

The Retirement Solutions business provides its products through two segments: Retirement and Annuities. The Retirement segment provides tax-deferred, employer-sponsored retirement savings plan and recordkeeping/ administrative services in corporate, health, education, and government markets, as well as rollover IRA and payout annuities. The Annuities segment primarily provides fixed, indexed, and payout annuities for pre-retirement wealth accumulation and post retirement income management, primarily sold through multiple channels.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Investment Management

The Investment Management business provides investment products and retirement solutions through a broad range of traditional and alternative asset classes, geographies, and styles, in separate accounts, pooled accounts, annuity portfolios, and mutual funds. Products and services are offered to institutional clients, including public, corporate, and union retirement plans, endowments and foundations, and insurance companies, as well as individual investors and affiliated U.S. businesses, and are distributed through the Company’s direct sales force, consultant channel and intermediary partners (such as banks, broker-dealers, and independent financial advisers).

Insurance Solutions

The Insurance Solutions business provides its products through two segments: Individual Life and Employee Benefits. The Individual Life segment provides wealth protection and wealth transfer opportunities through universal life, variable universal life, indexed universal life, and term products, distributed through independent channels to meet personal and business needs of a broad range of customers from the middle market to the mass affluent. The Employee Benefits segment provides life, stop-loss, disability, and voluntary employee paid products to medium and large sized businesses.

Corporate

Corporate includes investment income on assets backing surplus in excess of amounts held at the segment level, financing and interest expenses, other items not allocated to segments, such as certain expenses and liabilities of employee benefit plans and intercompany eliminations.

Closed Blocks

Closed Blocks include the Closed Block Variable Annuity, Closed Block Institutional Spread Products, and Closed Block Other, which are run-off and non-core business lines. Closed Block Variable Annuity and Closed Block Institutional Spread Products (which issues guaranteed investment contracts and funding agreements (collectively referred to as (“GICs”)) are no longer being actively marketed and sold, but are managed to minimize capital risk. The Closed Block Other segment mainly consists of the contingent consideration, promissory notes and loss related to the 2010 sale of three of the Company’s broker-dealers, the amortization of the deferred gain related to the divestment of Group Reinsurance in 2010 via reinsurance and the Individual Reinsurance segment that was divested in 2004 via reinsurance.

Measurement

Segment operating income (loss) before income taxes is an internal measure used by management to evaluate segment performance. The Company uses the same accounting policies and procedures to measure segment operating income (loss) before taxes as it does for consolidated net income (loss). Operating income (loss) before income taxes does not replace net income (loss) as the U.S. GAAP measure of the Company’s consolidated results of operations. However, the Company believes that the definitions of operating income (loss) before income taxes provide users with a more valuable measure of its business and segment performances, and enhance the understanding of the Company’s performance by highlighting performance drivers. Each segment’s income (loss) before income taxes is calculated by making adjustments for the following items:

•

Net investment gains (losses), net of related amortization of DAC, VOBA, sales inducements, and unearned revenue. Net investment gains (losses) include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the FVO unrelated to the implied loan-

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

backed security income recognition for certain mortgage-backed obligations, and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements, and accrued interest;

•

Net guaranteed benefit hedging gains (losses), which include changes in the fair value of derivatives related to guaranteed benefits, net of related reserve increases (decreases) and net of related amortization of DAC, VOBA, and sales inducements, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with the Company’s long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating results, including the impacts related to changes in the Company’s non-performance spread, assumption changes, and the gains or losses associated with the Company’s funding capital hedge overlay program;

•	Income (loss) related to business exited through reinsurance or divestment;

•	Income (loss) attributable to non-controlling interests;

•	Income (loss) related to early extinguishment of debt;

•	Impairment of goodwill, value of managements contracts, and value of customer relationships acquired;

•	Immediate recognition of net actuarial gains (losses) related to the Company’s pension and other post-employment benefit obligations and losses related to curtailments; and

•

Other items, including restructuring expenses (severance, lease write-offs, etc.), integration expenses related to the Company’s acquisition of CitiStreet, and certain third-party expenses related to the anticipated divestment of the Company by ING Group.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The summary below reconciles operating income before income taxes for the segments to Income (loss) before income taxes for the three months ended March 31, 2012 and 2011:

	2012	2011
Retirement Solutions:
Retirement	$123.9	$125.5
Annuities	36.4	39.4
Investment Management	33.0	25.3
Insurance Solutions:
Individual Life	54.4	76.3
Employee Benefits	15.6	13.3

Core Businesses	263.3	279.8
Corporate	(48.2)	(44.5)
Closed Blocks:
Closed Block Variable Annuity	(30.3)	21.2
Closed Block Institutional Spread Products	22.1	19.5
Closed Block Other	2.2	(4.0)

Closed Blocks	(6.0)	36.7

Total operating income before income taxes	209.1	272.0

Adjustments:
Net investment gains and related charges and adjustments	82.8	32.8
Net guaranteed benefit hedging losses and related charges and adjustments	(762.1)	(75.7)
Loss related to businesses exited through reinsurance or divestment	(12.6)	(8.2)
Income (loss) attributable to non-controlling interests	(15.6)	(51.3)
Other adjustments to operating income	(14.5)	(7.1)

Income (loss) before income taxes	$(512.9)	$162.5

Operating revenues is a measure of the Company’s segment revenues. The Company calculates operating revenues by adjusting each segment’s revenues for the following items:

•

Net realized investment gains (losses) and related charges and adjustments include gains (losses) on the sale of securities, impairments, changes in the fair value of investments using the fair value option (“FVO”) unrelated to the implied loan-backed security income recognition for certain mortgage-backed obligations and changes in the fair value of derivative instruments, excluding realized gains (losses) associated with swap settlements and accrued interest;

•

Loss on change in fair value of derivatives related to guaranteed benefits include changes in the fair value of derivatives related to guaranteed benefits, less the estimated cost of these benefits. The estimated cost, which is reflected in operating results, reflects the expected cost of these benefits if markets perform in line with our long-term expectations and includes the cost of hedging. All other derivative and reserve changes related to guaranteed benefits are excluded from operating revenues, including the impacts related to changes in our non-performance spread, assumption changes and the gains or losses associated with our capital hedge overlay program;

•	Revenues related to businesses exited through reinsurance or divestment;

•	Revenues attributable to non-controlling interests; and

•

Other adjustments to operating revenues primarily reflect fee income earned by our broker-dealers for sales of non-proprietary products, which are reflected net of commission expense in our segments’ operating revenues.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The summary below reconciles operating revenues for the segments to Total revenues for the three months ended March 31, 2012 and 2011:

	2012	2011
Retirement Solutions:
Retirement	$580.4	$560.9
Annuities	351.2	360.4
Investment Management	130.6	128.6
Insurance Solutions:
Individual Life	753.6	721.0
Employee Benefits	313.3	321.5

Core Businesses	2,129.1	2,092.4
Corporate	14.4	(27.1)
Closed Blocks:
Closed Block Variable Annuity	193.8	237.7
Closed Block Institutional Spread Products	43.0	47.8
Closed Block Other	10.4	14.2

Closed Blocks	247.2	299.7

Total operating revenues	2,390.7	2,365.0

Adjustments:
Net realized investment gains (losses) and related charges and adjustments	124.2	50.4
Loss on change in fair value of derivatives related to guaranteed benefits	(1,069.3)	(161.1)
Revenues related to businesses exited through reinsurance or divestment	7.5	4.7
Revenues attributable to non-controlling interests	21.3	(18.2)
Other adjustments to operating revenues	51.5	48.1

Total revenues	$1,525.9	$2,288.9

Segment Information

The following is a summary of certain financial information for the Company’s segments for the three months ended March 31, 2012 and 2011.

The Investment Management segment revenues include the following intersegment revenues, primarily consisting of asset-based management and administration fees. Balances for the three months ended March 31, 2012 and 2011 reflect the current fee structure pursuant to the asset management agreement.

	2012	2011
Investment management intersegment revenues	$40.1	$40.8

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

The summary below presents Total assets for the Company’s segments as of March 31, 2012 and December 31, 2011:

	2012	2011
Retirement Solutions:
Retirement	$81,882.1	$76,076.8
Annuities	29,850.9	29,969.5
Investment Management	487.1	507.6
Insurance Solutions:
Individual Life	24,615.9	24,527.8
Employee Benefits	2,597.0	2,586.6

Core Businesses	139,433.0	133,668.3
Corporate	2,230.2	3,328.6
Closed Blocks:
Closed Block Variable Annuity	49,534.9	47,564.3
Closed Block Institutional Spread Products	5,628.5	6,234.7
Closed Block Other	8,615.5	8,821.6

Closed Blocks	63,778.9	62,620.6

Total assets of segments	205,442.1	199,617.5
Non-controlling interest	4,434.1	3,955.3

Total assets	$209,876.2	$203,572.8

14.	Subsequent Events

The Company has evaluated subsequent events through June 22, 2012, which is the date these Condensed Consolidated Financial Statements were issued.

On April 12, 2012, the maturity for ING U.S., Inc.’s $500.0 floating rate loan agreement with ING Insurance was extended until April 29, 2016.

On April 20, 2012, the Company entered into a $5.0 billion Senior Unsecured Credit Facility (“Credit Facility”) with a syndicate of banks, replacing financing that was either internally funded or guaranteed by ING Insurance. As part of the Credit Facility, the Company entered into a committed Revolving Credit Agreement (“Revolving Credit Agreement”). The Revolving Credit Agreement includes a $3.5 billion LOC facility that includes a revolving credit sublimit of $1.5 billion. The total outstanding amount of LOCs and revolving credit outstanding may not exceed $3.5 billion. ING Bank, an affiliate of the Company, has committed up to $250.0 in financing as a member of the syndicate which entered into the Revolving Credit Agreement. The cost of LOCs and revolving loans vary depending on the current credit rating of the Company and is currently LIBOR plus 200 basis points. The Revolving Credit Agreement expires on April 20, 2015 at which time any outstanding amounts are due.

As part of the Credit Facility, the Company also entered into a $1.5 billion syndicated Term Loan Agreement (“Term Loan Agreement”). The Company pays interest under the Term Loan Agreement at a variable rate based on the current credit rating of the Company and is currently LIBOR plus 200 basis points. The Company is required to make principal payments totaling 5.0% of the original borrowing amount each 3 months for the first 12 months of the Term Loan Agreement and 7.5% each 3 months for the second 12 months. The Term Loan Agreement expires on April 20, 2014 at which time all remaining borrowed amounts are due.

ING U.S., Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

ING Bank acted as Joint Lead Arranger, Joint Book Manager, and Documentation Agent for these transactions. For these services, ING Bank received various fees totaling $3.3.

The Company replaced $1.4 billion of LOCs issued under a $2.5 billion Syndicated LOC Facility entered into on May 4, 2010, with LOCs issued under the Revolving Credit Agreement on April 20, 2012. LOCs issued by ING Bank under the Revolving Credit Agreement amounted to $101.0. Subsequent to April 20, 2012, $220.0 of additional LOCs were issued under the Revolving Credit Agreement such that the total amount of LOCs currently outstanding is $1.6 billion. Of this total, LOCs issued by ING Bank amount to $117.0.

Also on April 20, 2012, proceeds amounting to $2.0 billion from the Credit Facility were used by the Company to repay intercompany loans and for general corporate purposes. The Company continues to maintain reciprocal loan agreements with affiliates.

On June 4, 2012, certain insurance company subsidiaries of the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $812.0 as of December 31, 2011 included in Assets related to consolidated investment entities in the Condensed Consolidated Balance Sheets to a group of private equity funds that are or will be managed by Pomona Capital, also a subsidiary of the Company.

The transaction is expected to close in two tranches prior to December 31, 2012. Regulatory approvals are not required. The Company expects to record a loss in Net loss available to ING U.S., Inc.’s common shareholder of approximately $93.0 in the second quarter 2012 as a result of this transaction.

On June 14, 2012, the Company announced an agreement with Cognizant Technology Solutions U.S. Corporation (“Cognizant”) under which Cognizant will provide business processing and operations services related to the Company. Under the terms of the seven-year agreement, Cognizant has made offers of employment to more than 1,000 employees of the Company in Minot, North Dakota and Des Moines, Iowa. Cognizant will purchase our existing facility in Minot, North Dakota, and will sub-lease offices in our current facility in Des Moines, Iowa.

Based on an actuarial estimate using the Retirement Plan assets and obligations as of December 31, 2011, the Company expects to recognize a remeasurement loss resulting from the revaluation of the Retirement Plan’s assets and obligations, partially offset by a curtailment gain. The net loss before income taxes is expected to be approximately $65.0 to $90.0 and will be recognized on the date the employees transition to Cognizant, which is expected to occur on August 16, 2012.

ING U.S., Inc.

Condensed Financial Information of Parent

Condensed Balance Sheets (Unaudited)

(In millions, except share data)

	As of December 31,
	2011	2010
Assets
Investments:
Equity securities, available-for-sale, at fair value (cost of $65.6 at 2011 and $74.5 at 2010)	$69.4	$85.5
Derivatives	137.1	135.6
Investments in subsidiaries	14,740.5	12,515.9

Total investments	14,947.0	12,737.0
Cash and cash equivalents	1.3	3.0
Loans to subsidiaries	179.4	1,049.6
Due from subsidiaries	6.3	9.2
Current income taxes	—	296.0
Deferred income taxes	263.0	311.0
Other assets	55.7	54.8

Total assets	$15,452.7	$14,460.6

Liabilities and Shareholder’s Equity
Short-term debt	$2,911.0	$6,315.8
Long-term debt	—	1,000.0
Derivatives	71.5	440.7
Due to affiliates	16.2	25.9
Current income taxes	214.0	—
Other liabilities	12.6	24.6

Total liabilities	3,225.3	7,807.0

Shareholder’s equity:
Common stock (200,000 shares authorized, 100,207 issued and outstanding; $0.01 par value per share)	—	—
Additional paid-in capital	22,867.5	18,827.3
Accumulated other comprehensive income	2,595.0	973.3
Retained earnings (deficit) – unappropriated	(13,235.1)	(13,147.0)

Total ING U.S., Inc. shareholder’s equity	12,227.4	6,653.6

Total liabilities and shareholder’s equity	$15,452.7	$14,460.6

The accompanying notes are an integral part of these Condensed Financial Information.

ING U.S., Inc.

Condensed Financial Information of Parent

Condensed Statements of Operations (Unaudited)

(In millions)

	Year Ended December 31,
	2011	2010	2009
Revenues:
Net investment income	$10.9	$19.7	$25.5
Net realized capital losses	(42.2)	(155.8)	(24.4)
Credit facility fees	4.6	5.4	3.6
Other income	15.1	13.8	9.5

Total revenues	(11.6)	(116.9)	14.2

Expenses:
Interest expense	61.7	249.0	290.4
Other expense	11.9	11.9	3.9

Total expenses	73.6	260.9	294.3

Loss before income taxes and equity in earnings of subsidiaries	(85.2)	(377.8)	(280.1)
Income tax expense	363.0	151.0	490.0

Net loss before equity in earnings of subsidiaries	(448.2)	(528.8)	(770.1)
Equity in earnings of subsidiaries	360.1	405.9	166.9

Net income (loss) available to ING U.S., Inc.’s common shareholder	$(88.1)	$(122.9)	$(603.2)

The accompanying notes are an integral part of these Condensed Financial Information.

ING U.S., Inc.

Condensed Financial Information of Parent

Condensed Statements of Comprehensive Income (Unaudited)

(In millions)

	Year Ended December 31,
	2011	2010	2009
Net loss available to ING U.S., Inc.’s common shareholder	$(88.1)	$(122.9)	$(603.2)
Other comprehensive income, after tax	1,621.7	2,316.2	3,060.0

Comprehensive income attributable to ING U.S., Inc.’s common shareholder	$1,533.6	$2,193.3	$2,456.8

The accompanying notes are an integral part of these Condensed Financial Information.

ING U.S., Inc.

Condensed Financial Information of Parent

Condensed Statements of Cash Flows (Unaudited)

(In millions)

	Year Ended December 31,
	2011	2010	2009
Cash Flows from Operating Activities:
Net loss available to ING U.S., Inc.’s common shareholder	$(88.1)	$(122.9)	$(603.2)
Adjustments to reconcile net loss available to ING U.S., Inc.’s common shareholder to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(360.1)	(405.9)	(166.9)
Provision (benefit) for deferred income taxes	48.0	1,164.0	(699.0)
Loss on conversion of debt to equity	—	108.3	—
Realized investment loss, net	42.2	155.8	24.4
Change in:
Receivable and asset accruals	295.1	(295.0)	49.9
Due from subsidiaries	2.9	27.0	26.7
Due to subsidiaries	(2.3)	(30.6)	(14.3)
Other payables and accruals	196.7	(89.1)	(5.2)

Net cash provided by (used in) operating activities	134.4	511.6	(1,387.6)

Cash Flows from Investing Activities:
Proceeds from the sale, maturity, disposal or redemption of equity securities, available-for-sale	21.2	37.0	53.9
Acquisition of equity securities, available-for-sale	(12.5)	(24.0)	(28.8)
Cash received on interest rate swaps	13.9	54.7	76.7
Cash paid on interest rate swaps	(424.3)	(252.7)	(565.3)
Long-term intercompany loans issued to subsidiaries	—	—	(65.0)
Maturity of long-term intercompany loans issued to subsidiaries	13.9	43.2	—
Net maturity of intercompany loans to subsidiaries	856.3	482.8	660.1
Return of capital contributions from subsidiaries	200.0	688.1	411.8
Capital contributions to subsidiaries	(377.0)	(1,597.0)	(3,600.4)
Collateral delivered	(2.5)	(75.8)	(5.3)
Loan issued to third party	—	(50.0)	—

Net cash provided by (used in) investing activities	289.0	(693.7)	(3,062.3)

Cash Flows from Financing Activities:
Short-term debt, net	(622.0)	(121.1)	(857.4)
Proceeds from issuance of long-term debt	548.5	265.1	1,544.1
Repayment of long-term debt	(573.8)	(319.9)	(1,667.2)
Net (repayments of) proceeds from loans to subsidiaries	(40.8)	(15.4)	2,061.1
Net proceeds from loans payable to ING Insurance	263.0	—	1,695.0
Contributions of capital from ING Insurance	—	374.5	1,617.0

Net cash (used in) provided by financing activities	(425.1)	183.2	4,392.6

Net (decrease) increase in cash and cash equivalents	(1.7)	1.1	(57.3)
Cash and cash equivalents, beginning of period	3.0	1.9	59.2

Cash and cash equivalents, end of period	$1.3	$3.0	$1.9

Supplemental cash flow information:
Interest paid	$52.6	$149.0	$282.4

Non-cash financing activity:
Debt extinguishment	$3,979.7	$3,000.0	$—
Capital contribution	3,979.7	3,108.3	—

The accompanying notes are an integral part of these Condensed Financial Information.

ING U.S., Inc.

Notes to Condensed Financial Information (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

1.	Basis of Presentation

The condensed financial information of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.) should be read in conjunction with the consolidated financial statements of ING U.S., Inc. and its subsidiaries (collectively the “Company”) and the notes thereto (the “Consolidated Financial Statements”). ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. (“ING Insurance”), which is a wholly owned subsidiary of ING Groep N.V. (“ING”), the ultimate parent company. ING is a global financial services holding company based in The Netherlands.

The condensed financial information reflects the results of operations, financial position and cash flows for ING U.S., Inc. The condensed financial information is in conformity with accounting principles generally accepted in the United States and require management to adopt accounting policies and make certain estimates and assumptions. Investments in subsidiaries are accounted for using the equity method of accounting.

2.	Loans to Subsidiaries

ING U.S., Inc. maintains reciprocal loan agreements with subsidiaries to facilitate unanticipated short-term cash requirements that arise in the ordinary course of business. Under these loan agreements, the limitations on borrowing are based on the nature of the subsidiary’s operations. For reciprocal loan agreements with insurance companies, the amounts that either party may borrow from the other under the agreement vary, depending on the state of domicile, and are equal to 2%-5% of the insurance subsidiary’s statutory net admitted assets, excluding separate accounts, as of the preceding December 31. For reciprocal loan agreements with non-insurance subsidiaries, the limits vary and are set by management based on an assessment of the financial position of the subsidiary. Interest on any borrowing by a subsidiary is charged at the rate of ING U.S., Inc.’s cost of funds for the interest period, plus 0.15%. Borrowings by ING Alternative Asset Management LLC (“IAAM”) occur to enable IAAM to make capital contributions to the ING Multi-Strategy Opportunity Fund LLC (“the fund”), the fund that it manages. The applicable variable interest rate is equal to the rate of return on capital invested in the fund.

Subsidiaries	Rate	Maturity Date	2011	2010
ING Alternative Asset Management LLC	6.06% / -4.8%	6/30/2012	$7.9	$21.8
ING Financial Products Company, Inc.	0.8%	1/3/2012	1.0	—
ING Financial Products Company, Inc.	1.0%	1/3/2012	24.0	—
ING Financial Products Company, Inc.	1.0%	1/4/2012	23.0	—
ING Financial Products Company, Inc.	1.0%	1/6/2012	32.0	—
ING Institutional Plan Services, LLC	1.18%	1/3/2012	4.0	—
ING Institutional Plan Services, LLC	1.18%	1/4/2012	4.0	—
ING Institutional Plan Services, LLC	1.18%	1/12/2012	10.0	—
ING Institutional Plan Services, LLC	1.18%	1/13/2012	20.0	—
ING North America Insurance Corporation	0.9%	1/3/2012	23.5	—
ING Payroll Management, Inc.	0.9%	1/3/2012	6.0	—
Lion Connecticut Holdings Inc.	1.2%	1/11/2011	—	983.1
Security Life of Denver International Limited	1.05%-1.18%	1/6/2012	6.0	20.5
Security Life of Denver International Limited	1.15%-1.18%	1/13/2012	18.0	24.2

Total			$179.4	$1,049.6

Interest income earned on loans to subsidiaries of $8.1, $16.1 and $25.8 for the years ended December 31, 2011, 2010 and 2009, respectively, is included in net investment income.

ING U.S., Inc.

Notes to Condensed Financial Information (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

3.	Financing Agreements

Short-term Debt

The following table summarizes ING U.S., Inc.’s short-term debt and the related weighted average interest rate on short-term borrowings at December 31, 2011 and 2010:

			Weighted Average Rate
	2011	2010	2011	2010
Commercial paper	$554.6	$1,203.6	1.19%	1.37%
Inter-company financing – parent	—	2,715.0	—	1.50%
Inter-company financing – subsidiaries	2,356.4	2,397.2	0.30%	0.27%

Total	$2,911.0	$6,315.8

Commercial Paper

ING U.S., Inc. has a commercial paper program with an authorized capacity of $3.0 billion. ING U.S., Inc. commercial paper borrowings have been generally used to fund the working capital needs of the Company and provide short-term liquidity.

Inter-company financing

ING U.S., Inc. has an outstanding loan with ING Insurance at December 31, 2011 and 2010 under a common master note agreement. Refer to “Affiliated Financing Agreements” in the Related Party Transactions note to the Company’s Consolidated Financial Statements.

Under the reciprocal loan agreements with subsidiaries, interest on any borrowing by ING U.S., Inc. from a subsidiary is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Long-term Debt

The following table summarizes ING U.S., Inc.’s long-term debt securities at December 31, 2011 and 2010:

	Interest Rate	2011	2010
ING Floating Rate Note, due January 4, 2012	0.50%	$—	$1,000.0

Total		$—	$1,000.0

At December 31, 2010, and when the debt was paid on June 21, 2011, ING U.S., Inc. was in compliance with all debt covenants related to the borrowings in the table above.

Credit and Committed Facilities

ING U.S., Inc. maintains credit facilities used primarily for collateral required under affiliated reinsurance transactions and also for general corporate purposes. Unsecured and uncommitted letter of credit (“LOC”) facilities totaled $4.4 billion and unsecured and committed facilities totaled $3.3 billion. ING U.S., Inc.

ING U.S., Inc.

Notes to Condensed Financial Information (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

additionally has approximately $10.0 of secured facilities. Of the aggregate $7.7 billion capacity available, ING U.S., Inc. utilized $6.6 billion in LOCs outstanding as of December 31, 2011. Total fees associated with credit facilities in 2011, 2010 and 2009 totaled $103.2, $93.5 and $15.2, respectively.

Guarantees

ING U.S., Inc. provides an indemnification of a limited nature, effective on December 19, 2011, in connection with an $825.0 securities lending agreement between the KCL Master Trust (“Master Trust”) and ING Bank, N.V. (“ING Bank”). In the event of default on the securities lending agreement by the Master Trust, ING U.S., Inc. is required to indemnify ING Bank for the outstanding obligations of the Master Trust. This agreement and the related indemnification were entered into to obtain collateral to support the Company’s reinsurance obligations and are effective for the duration that the collateral remains outstanding. This agreement expires on December 31, 2013.

ING U.S., Inc. provides various indemnifications of securities lending agreements between the Master Trust and third-party banks. In the event of default on the securities lending agreements by the Master Trust, ING U.S., Inc. is required to indemnify the third-party banks for the outstanding obligations of the Master Trust. These agreements and the related indemnifications amounted to $400.0, $750.0 and $750.0, effective January 26, 2011, August 19, 2011 and November 9, 2011, respectively, and were entered into to obtain collateral to support the Company’s reinsurance obligations and are effective for the duration that the collateral remains outstanding. The $400.0 transaction was not renewed in 2012, and ING U.S., Inc.’s indemnification terminated on January 26, 2012.

ING U.S., Inc. entered into surplus maintenance agreements with Whisperingwind I, Whisperingwind II and Whisperingwind III, captive insurance subsidiaries subject to regulation by the South Carolina Department of Insurance, on September 30, 2010, November 1, 2007 and June 28, 2007, respectively. The Whisperingwind I agreement was entered into in conjunction with a LOC provided by the subsidiary as part of a reinsurance transaction whereby ING U.S., Inc. agreed to cause Whisperingwind I to maintain Total Adjusted Capital of the greater of 100% Authorized Control Level Risk Based Capital or $0.25 plus the present value of certain facility fees. The Whisperingwind II and Whisperingwind III agreements were entered into in conjunction with the issuance of surplus notes by the respective subsidiary as part of reinsurance transactions whereby ING U.S., Inc. agreed to cause Whisperingwind II and Whisperingwind III to maintain Adjusted Capital and Surplus at 200% of its Company Action Level Risk Based Capital.

ING U.S., Inc. entered into a surplus maintenance agreement with Roaring River II, a captive insurance subsidiary subject to regulation by the Missouri Department of Insurance, on December 31, 2010, in conjunction with a LOC provided by the subsidiary as part of a reinsurance transaction whereby ING U.S., Inc. agrees to cause Roaring River II to maintain Adjusted Capital and Surplus at 250% of its Company Action Level Risk Based Capital. The Roaring River II agreement includes a provision for capital contributions to be made in the event certain expense thresholds are exceeded by Roaring River II.

These surplus maintenance agreements are effective for the duration of the in-force policies subject to the related reinsurance transactions. Maximum potential obligations are not specified in the agreements and therefore, it is not possible to determine the maximum potential amounts due under these guarantees.

ING Insurance issued a $500.0 loan to Lion Connecticut Holdings, Inc. on August 9, 2007. This loan has interest rate at LIBOR plus .05% and matures on August 10, 2012. Upon issuance of this loan, ING U.S., Inc. entered into an agreement in which it guaranteed all obligations under the loan agreement to ING Insurance.

ING U.S., Inc.

Notes to Condensed Financial Information (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Lion Connecticut Holdings, Inc. issued $50.0 of Trust Originated Preferred Securities (“ToPR”) on April 3, 1997. As of December 31, 2011, a total par value amount of $13.0 remains outstanding. These securities have a fixed interest rate of 8.424% and mature on April 1, 2027. On January 27, 2003, ING U.S., Inc. entered into an agreement in which it guaranteed the full payment when due of all obligations under ToPR.

Lion Connecticut Holdings, Inc. entered into a Capital Assurance Agreement with ING National Trust effective May 23, 2007. ING National Trust is required to maintain a minimum capital level of $2.0 to comply with Office of the Comptroller of the Currency (“OCC”) capital and liquidity requirements. Pursuant to the Capital Assurance Agreement, if at any time ING National Trust’s capital level falls below the minimum capital requirement, Lion Connecticut Holdings agrees to contribute capital up to the minimum capital requirement. This agreement is effective until terminated upon mutual agreement of ING National Trust and Lion Connecticut Holdings, Inc. The maximum potential obligation is not specified or applicable. Since these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees. Additionally, should Lion Connecticut Holdings, Inc. be unable to contribute capital under the Agreement, ING U.S., Inc. has agreed to perform such duties.

Effective February 25, 2000, ING U.S., Inc. entered into a Corporate Guarantee Agreement with a third party ceding insurer where ING U.S., Inc. guarantees the reinsurance obligations of Security Life of Denver Insurance Company assumed under a reinsurance agreement with the third party cedent. The maximum potential obligation is not specified or applicable. Since these obligations are not subject to limitations, it is not possible to determine the maximum potential amount due under these guarantees.

There were no assets or liabilities recognized by ING U.S., Inc. as of December 31, 2011 and 2010 in relation to these intercompany indemnifications and support agreements. As of December 31, 2011 and 2010, no circumstances existed in which ING U.S., Inc. was required to currently perform under these indemnifications and support agreements.

4.	Return of Capital

For the years ended December 31, 2011, 2010 and 2009, ING U.S., Inc. received returns of capital from the following subsidiaries:

	2011	2010	2009
Lion Connecticut Holdings Inc.	$—	$688.1	$207.8
North America Insurance Corporation	—	—	204.0
Security Life of Denver Insurance Company	200.0	—	—

Total	$200.0	$688.1	$411.8

5.	Income Taxes

As of December 31, 2011 and 2010, ING U.S., Inc. held deferred tax assets of $263.0 and $311.0, respectively, related to carryforwards which have not been realized by its subsidiaries but have been reimbursed to the subsidiaries by ING U.S., Inc. pursuant to the tax allocation agreement. These deferred tax assets were primarily comprised of payments associated with federal net operating loss, state net operating loss, federal tax capital loss, and credit carryforwards.

Valuation allowances have been applied to these deferred tax assets as of December 31, 2011 and 2010 at the subsidiary level. The character, amount, and estimated expiration date of the carryforwards and the related allowances are disclosed in the Income Taxes note to the Consolidated Financial Statements.

ING U.S., Inc.

Notes to Condensed Financial Information (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

6.	Subsequent Events

The Company has evaluated subsequent events through June 22, 2012, which is the date the Condensed Financial Information was issued.

On April 20, 2012, the Company entered into a $5.0 billion Senior Unsecured Credit Facility (“Credit Facility”) with a syndicate of banks, replacing financing that was either internally funded or guaranteed by ING Insurance. As part of the Credit Facility, the Company entered into a committed Revolving Credit Agreement (“Revolving Credit Agreement”). The Revolving Credit Agreement includes a $3.5 billion LOC facility that includes a revolving credit sublimit of $1.5 billion. The total outstanding amount of LOCs and revolving credit outstanding may not exceed $3.5 billion. ING Bank, an affiliate of the Company, has committed up to $250.0 in financing as a member of the syndicate which entered into the Revolving Credit Agreement. The cost of LOCs and revolving loans vary depending on the current credit rating of the Company and is currently LIBOR plus 200 basis points. The Revolving Credit Agreement expires on April 20, 2015 at which time any outstanding amounts are due.

As part of the Credit Facility, the Company also entered into a $1.5 billion syndicated Term Loan Agreement (“Term Loan Agreement”). The Company pays interest under the Term Loan Agreement at a variable rate based on the current credit rating of the Company and is currently LIBOR plus 200 basis points. The Company is required to make principal payments totaling 5.0% of the original borrowing amount each 3 months for the first 12 months of the Term Loan Agreement and 7.5% each 3 months for the second 12 months. The Term Loan Agreement expires on April 20, 2014 at which time all remaining borrowed amounts are due.

ING Bank acted as Joint Lead Arranger, Joint Book Manager, and Documentation Agent for these transactions. For these services, ING Bank received various fees totaling $3.3.

The Company replaced $1.4 billion of LOCs issued under a $2.5 billion Syndicated LOC Facility entered into on May 4, 2010, with LOCs issued under the Revolving Credit Agreement on April 20, 2012. LOCs issued by ING Bank under the Revolving Credit Agreement amounted to $101.0. Subsequent to April 20, 2012, $220.0 of additional LOCs were issued under the Revolving Credit Agreement such that the total amount of LOCs currently outstanding is $1.6 billion. Of this total, LOCs issued by ING Bank amount to $117.0.

Also on April 20, 2012, proceeds amounting to $2.0 billion from the Credit Facility were used by the Company to repay intercompany loans and for general corporate purposes. The Company continues to maintain reciprocal loan agreements with affiliates.

On June 4, 2012, certain insurance company subsidiaries of the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $812.0 as of December 31, 2011 included in Assets related to consolidated investment entities in the Consolidated Balance Sheets to a group of private equity funds that are or will be managed by Pomona Capital, also a subsidiary of the Company.

The transaction is expected to close in two tranches prior to December 31, 2012. Regulatory approvals are not required. The Company expects to record a loss in Net loss available to ING U.S., Inc’s common shareholder and equity in earnings of subsidiaries of approximately $93.0 in the second quarter 2012 as a result of this transaction.

On June 14, 2012, the Company announced an agreement with Cognizant Technology Solutions U.S. Corporation (“Cognizant”) under which Cognizant will provide business processing and operations services related to the Company. Under the terms of the seven-year agreement, Cognizant has made offers of employment to more than 1,000 employees of the Company in Minot, North Dakota and Des Moines, Iowa. Cognizant will purchase our existing facility in Minot, North Dakota, and will sub-lease offices in our current facility in Des Moines, Iowa.

ING U.S., Inc.

Notes to Condensed Financial Information (Unaudited)

(Dollar amounts in millions, unless otherwise stated)

Based on an actuarial estimate using the ING Americas Retirement Plan (the “Retirement Plan”) assets and obligations as of December 31, 2011, the Company expects to recognize a remeasurement loss resulting from the revaluation of the Retirement Plan’s assets and obligations, partially offset by a curtailment gain. The net loss before income taxes is expected to be approximately $65.0 to $90.0 and will be recognized on the date the employees transition to Cognizant, which is expected to occur on August 16, 2012.